Form 40-F
period 2002-12-31
PLACER DOME INC
filed 2003-02-27
CIK 819996

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934.
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the Fiscal Year Ended: December 31, 2002	Commission File Number 1-9662

PLACER DOME INC.

Canada
(Jurisdiction of incorporation or
organization)

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Stn.
Vancouver, British Columbia
Canada V7X 1P1

Telephone: (604) 682-7082
(Registrant’s Principal Executive Offices)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable
(I.R.S. Employer Identification
Number)

Robert M. Riggs
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York
10005-2072

Telephone: (212) 732-3200
(Agent for Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:

Common Shares Common Share Purchase Rights 8 5/8% Canadian Originated Preferred Securities	New York Stock Exchange Toronto Stock Exchange Australian Stock Exchange New York Stock Exchange Toronto Stock Exchange New York Stock Exchange	Euronext-Paris Swiss Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

 ✓   Annual Information Form           ✓    Audited Annual Financial Statements

At December 31, 2002, 408,741,574 Common Shares of the Registrant were outstanding.

Indicate by check mark whether the Registrant by filing the information in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such Rule. Yes                  No   ✓

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   ✓          No

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Corporation’s future plans, objectives or goals, including words to the effect that the Corporation or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Corporation’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Corporation produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Corporation operates, technological and operational difficulties encountered in connection with the Corporation’s mining activities, labour relations matters and costs, changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Corporation’s forward-looking statements. Further information regarding these and other factors is included in the filings by the Corporation with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities. Unless otherwise indicated, all dollar amounts in this report are United States dollars. The closing rate for the United States dollar in Canada on December 31, 2002, as reported by the Bank of Canada, was U.S.$1.00 = CAD $1.5796. Reference to future dollar amounts in 2003 represent nominal dollars, whereas dollar amounts in 2004 and beyond represent constant or uninflated dollars.

Explanatory Note: Placer Dome Inc. is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. Placer Dome Inc. is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of Placer Dome Inc. are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

Documents Included in this Form

1.	Renewal Annual Information Form for the fiscal year ended December 31, 2002 including Consolidated Financial Statements for the fiscal year ended December 31, 2002, together with the auditor’s report thereon, and Management’s Discussion and Analysis prepared in accordance with United States generally accepted accounting principles.

ITEM 2: CORPORATE STRUCTURE
Incorporation
Subsidiaries and Management Structure
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS
General Development of the Business
ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS
Operations
Exploration
Technology
Marketing
Environment
Employee Relations
Risk Factors
Competition
Mineral Reserves
Reconciliation of Mineral Reserves
Mineral Resources
MATERIAL PROPERTIES
GLOSSARY OF METAL TERMS AND METRIC CONVERSION TABLE [To be updated]
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION
ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTRODUCTION
Consolidated Financial Statements
ITEM 7: MARKET FOR SECURITIES
ITEM 8: DIRECTORS AND EXECUTIVE OFFICERS
ITEM 9: ADDITIONAL INFORMATION
SIGNATURES
Consent of Ernst & Young LLP
Section 906 Certification
F/S and MD&A for year ended Dec 31, 2002(Cdn GAAP)

PLACER DOME INC.
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Stn.
Vancouver, British Columbia
Canada V7X 1P1
Telephone: (604) 682-7082
Website: www.placerdome.com

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2002

Dated February 19, 2003

PLACER DOME INC.
ANNUAL INFORMATION FORM

ITEM 2: CORPORATE STRUCTURE

Incorporation

Placer Dome Inc. (the “Corporation”) is the continuing corporation resulting from the 1987 amalgamation under the Canada Business Corporations Act of Placer Development Limited, Dome Mines Limited and Campbell Red Lake Mines Limited. In 1999, the Corporation amalgamated with its wholly owned subsidiary, Placer Development Investments Limited. The Corporation and its subsidiary companies, joint ventures and associated companies are collectively referred to as “Placer Dome”.

Subsidiaries and Management Structure

Each of Placer Dome’s mining operations is managed by a mine general manager as a decentralized business unit operating under standard policies, systems and procedures established by the Corporation. Non-minesite exploration and acquisition strategies, corporate financing and global tax planning are managed centrally. The majority of Placer Dome’s metals and currency risk management programs are also implemented by the Corporation and non-Canadian subsidiaries of the Corporation. The Corporation’s risk management programs are subject to central oversight by the Corporation’s Board of Directors and by a Commodity and Currency Risk Management Committee chaired by the Executive Vice-President and Chief Financial Officer. The Corporation’s evaluations, design and construction and research groups, located in Vancouver, Canada, provide engineering and technical support services.

The chart on page 4 shows, as at February 19, 2003, the principal mines, divisions, operating subsidiaries, joint ventures and associated companies of the Corporation and its percentage ownership interest, on an undiluted basis, in each (ownership is 100%, except as otherwise indicated).

Throughout this document, Placer Dome is defined to be Placer Dome Inc., its consolidated subsidiaries and its proportional share of unincorporated joint venture interests. Placer Dome’s share (or the Corporation’s share) is defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders’ percentage of results in non-wholly owned subsidiaries.

(1)	This chart represents Placer Dome’s corporate and management structure. All corporate entities on the chart have their place of incorporation shown in parentheses. Ownership is 100%, except as otherwise indicated. Significant by-products are noted parenthetically. Another significant 100% owned Placer Dome subsidiary not shown on the chart is Highlands Gold Limited which is incorporated in Papua New Guinea.

(2)	Placer Dome’s ownership interest in Misima Mines Limited is through Highlands Gold Limited.

(3)	Placer Dome’s ownership interest in the Porgera Joint Venture is through Highlands Gold Limited and Goldfields PNG Holdings Limited.

(4)	The shares of Kidston Gold Mines Limited, which owns 100% of Kidston Mine, were listed on the Australian Stock Exchange until July 2002. The Kidston Mine ceased operations in July 2001 due to the depletion of ore.

(5)	Compañia Minera Mantos de Oro is an incorporated joint venture.

(6)	Kundana Mine includes 100% of Kundana, 51% of East Kundana and 49% of Mungari West mines.

(7)	The participants in the Granny Smith Joint Venture are Placer (Granny Smith) Pty. Limited (60% interest) and Granny Smith Mines Limited (40% interest). As a result of the AurionGold acquisition, Granny Smith Mines Limited is now a member of the Placer Dome Group.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation prepares and files its Annual Information Form, consolidated financial statements and management’s discussion and analysis (“MD&A”) in United States (“U.S”) dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). Accordingly, the discussions and disclosures contained herein are based on U.S. GAAP. The consolidated financial statements and MD&A in accordance with Canadian GAAP, in U.S. dollars, are included with the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities.

General Development of the Business

Placer Dome is principally engaged in the exploration for, and the acquisition, development and operation of gold mineral properties. At present, major mining operations are located in Canada, the United States, Australia, Papua New Guinea, South Africa and Chile. Exploration work is carried out in the above-mentioned countries and many others elsewhere throughout the world. Placer Dome’s principal product and source of earnings is gold, although significant quantities of silver and copper are also produced.

Placer Dome’s financial objective is long-term growth in cash flow and earnings per share through successful gold and other metals exploration, property acquisition, technology development and application, mine development and mine operations. The strategy is intended to generate value for shareholders through the optimization of production from existing operations, and the acquisition and development of long-life, low cost gold and other metal mining opportunities. Life of mine operational plans are focused on maximizing each mine’s discounted long term cash flow (“NPV”); and pre-tax mine operating earnings over the long term. Placer Dome’s key financial performance measure is return on net assets, which is a measure of earnings before interest expense and taxes relative to investment in assets. Financial performance is also measured in terms of operating earnings and cash flow from operations, and operating measures such as metal production, unit production costs, and net asset value accretion (“NAV”). The Corporation incurs taxes in a number of countries in which it conducts business, and seeks to organize its corporate structure and activities to optimize its overall group tax position.

Consistent with the Corporation’s strategy, Placer Dome has acquired interests in a number of properties, initiated new developments and expanded existing operations. On December 31, 2002, Placer Dome completed the acquisition of 100% of the outstanding shares of AurionGold Limited (“AurionGold”) in exchange for the issuance of 77,934,094 common shares of Placer Dome and the payment of $63 million in cash to the shareholders of AurionGold. The acquisition, which increases Placer Dome’s ownership in the Granny Smith and Porgera gold mines to 100% and 75% respectively, also includes the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) as well as the Kanowna Belle and Henty gold mines in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. Also during the year, Placer Dome and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Corporation’s Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. See note 3 to the Corporation’s consolidated financial statements for a more detailed description of the AurionGold acquisition and the Porcupine Joint Venture. During 2001, Placer Dome brought into production the South Pipeline deposit at the Cortez Mine and the Wallaby deposit at the Granny Smith Mine, as well as commenced development of Stage 5 at the Porgera Mine.

Placer Dome’s business performance and reserves are impacted by fluctuations in metal prices. In 2002, the price of gold averaged around $310/oz ounce and traded between a range of $278/oz to $349/oz. This is up from an average of $271/oz in 2001 and $279/oz. in 2000, and a range of $256/oz to $313/oz. As a result of this, Placer Dome increased its long-term price forecast at the end of 2002 from $275/oz. to $300/oz. Mine asset impairment analyses were performed using a long-term gold price of $300/oz. for 2002, $275/oz. for 2001 and $300/oz. for 2000. For short-lived mines and stockpiled ore, a gold price of $300/oz. was used in 2002 and $275/oz. was used in 2001 and 2000. In 2002, the Corporation determined that no write-downs of the carrying values of assets were required. In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis at then current gold prices failed to identify a mine plan that would recover the carrying value of the asset and provide a satisfactory return to shareholders. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations. In 2000, a $377 million non-cash charge ($328 million after tax), comprised of $147 million for Porgera, $116 million for Las Cristinas, $66 million for Getchell, $45 million for Osborne and $3 million at Bald Mountain, was recorded.

The Corporation’s share of proven and probable mineral reserves at year-end 2002, calculated using an appropriate cut-off grade associated with an average long-term gold price of $300 per ounce, was estimated to be 52.9 million ounces of gold (refer to the mineral reserve and mineral resource tables on pages 13 to 16 for further details). At the Golden Sunlight Mine, open pit mining was initially planned for completion in early 2002, but now has been extended to the second quarter of 2003. In 2001, the Misima mine ceased mining due to the depletion of ore. However, it has low-grade ore stockpiles which are anticipated to be processed until 2004.

For further information about material properties of the Corporation see the Property discussions commencing on page 21 of this report. See the Selected Consolidated Financial Information in Item 5 of this report for information on significant transactions affecting the development of the Corporation’s business in the last three years.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

Operations

The Corporation’s share of gold production in 2002 was derived from mines in Canada (20%), the United States (35%), Australia (18%), Papua New Guinea (17%), South Africa (7%), and Chile (3%). In 2002, La Coipa Mine in Chile contributed 86% of the Corporation’s share of silver production, with the balance from the Misima Mine in Papua New Guinea. The Zaldívar Mine in Chile and Osborne Mine in Australia contributed 76% and 24%, respectively, to the Corporation’s share of copper production in 2002. See note 4 to the consolidated financial statements in Item 6 of this report for information on Placer Dome’s segment revenues, mine operating earnings and property, plant and equipment balances. See the Outlook section of the Management’s Discussion and Analysis in Item 6 of this report for information regarding expected 2003 effective tax rates for mining earnings in the principal jurisdictions in which operations are located.

Production by Placer Dome in each of the last three years was as follows:(1)

		2002	2001	2000

		(quantities in millions, except
		gold which is in thousands) (1)
Gold (ounces)	- consolidated	2,756	2,776	3,024
	- the Corporation's share	2,823	2,756	2,984
Silver (ounces)	- consolidated	0.7	0.7	0.8
	- the Corporation's share	4.2	6.6	6.1
Copper (pounds)	- consolidated and the Corporation's share	427.5	417.2	430.2

(1)	Consolidated figures include 100% of production by the Corporation and its subsidiaries and the pro-rata share of production of unincorporated joint ventures, but excludes production of equity accounted for associates (La Coipa). The Corporation’s share includes the equity share of production from associates, but excludes the minority shareholder percentage of production by subsidiaries.

Exploration

Placer Dome’s global exploration strategy focuses on near mine exploration as well as global exploration and combines near-term and long-term objectives. In the near-term, Placer Dome seeks to move its existing advanced projects to development and mine status, and to acquire promising mid to advanced-stage projects. Long-term programs include generative and grassroots exploration to maintain a supply of high quality projects worldwide.

The exploration group within Placer Dome oversees its global exploration program by evaluating and prioritizing exploration opportunities, allocating resources to projects and directing activities internationally. The management structure of the exploration group includes an executive vice-president, located in Vancouver, and regional managers who lead and coordinate exploration activities in the Americas (Vancouver and Toronto, Canada; Reno, United States; Santiago, Chile; and Lima, Peru offices), Africa/Eurasia (Johannesburg, South Africa office) and Asia/Pacific (Brisbane and Perth, Australia offices). Activities within the regions are administered locally from these regional offices and guided by a senior management group distributed amongst the offices.

Exploration expenses during 2002, including exploration activities at operating mines, amounted to $52 million, virtually all of which were spent in search of gold. The distribution of exploration expenses by region was 22% in Canada, 30% in the United States and Mexico, 25% in Australia and Asia/South Pacific, 8% in South America, 7% in Africa and Eurasia, and 8% in other areas. Consolidated exploration expenses for each of the last three years were as follows:

($ in millions)	2002	2001	2000

Canada	$12	$10	$5
United States and Mexico	15	14	30
Australia and Asia/South Pacific	13	9	9
South America	4	3	4
Africa and Eurasia	4	3	4
Other	4	5	4

	$52	$44	$56

Placer Dome’s 2003 exploration expenditures are expected to be approximately $60 million with about 60% of the amount allocated to exploration at existing mine sites.

Technology

Part of Placer Dome’s strategy is to invest in research and technology. The technology initiatives involve research and development for improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization.

In 2002, technology expenses totalled $7 million, and it is anticipated that expenditures in 2003 will be approximately $10 million.

Marketing

Gold

Gold is a metal traded on world markets, with benchmark prices generally based on the London gold market quotations. Gold bullion is held principally as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”. Governments, central banks and other official institutions hold approximately 31,000 tonnes of gold as an important component of exchange reserves, representing almost 22% of the total above ground stocks. Due to the size of the international bullion market and above ground stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Primary demand for gold is in the fabrication of jewellery and industrial applications which account for approximately 75% of the annual demand. Short term investment demand (or dis-investment — “dishoarding”) may result in significant and erratic contributions to demand or supply. Other uses include coin and bar fabrication, dentistry and decorative applications.

The following is a summary of London afternoon fixing prices for gold bullion and consolidated gold revenues for each of the last three years:

	High	Low	Average	Consolidated Gold Revenues(i)

	($ per ounce)			(millions of $)

2002	349	278	310	916
2001	293	256	271	927
2000	313	264	279	1,063

(i)	Includes metals forward sales contracts and certain option revenue.

The London fixing price for gold was $346.00 per ounce on February 19, 2003 and $342.75 per ounce on December 31, 2002.

Copper

Copper is used primarily in telecommunications, automobiles, construction, and in consumer durables. Growth in these areas influences the demand for and the price of copper. Marketing of copper in concentrates produced by the Osborne Mine is mainly to smelters in Japan and South Korea. At the Zaldívar Mine, copper cathode is marketed to Europe, the Americas and Asia while concentrate is marketed to local smelters in Chile. The following is a summary of the London Metal Exchange (“LME”) settlement prices for Grade A Cathode, as supplied by Metals Week and consolidated copper revenues for the last three years:

	High	Low	Average	Consolidated Copper Revenues(i)

	(cents per pound)			(millions of $)

2002	76.6	64.5	70.7	289
2001	83.3	59.8	71.6	291
2000	91.1	72.9	82.3	343

(i)	Includes metals forward sales contracts and certain option revenue.

     The settlement price for Grade A Cathode copper on the LME was 73.8 cents per pound on February 19, 2003, and 69.7 cents per pound on December 31, 2002.

Environment

All Placer Dome’s activities are subject to legislation related to the environmental impact of its activities. In addition to setting performance standards, government regulation of the industry also requires extensive monitoring and reporting activities. In 2002 all Placer Dome activities were, and have continued to be, in compliance in all material respects with applicable environmental legislation and corporate standards with the exception of flooding conditions encountered at the closed Equity Silver mine in the spring of 2002. A very large snow pack combined with a late melt and heavy rain caused flooding at Equity and the surrounding region in northwestern British Columbia, Canada. Flows of acidic water drainage at the mine exceeded the capacity of ditches and treatment systems resulting in non-compliance with provincial permits. Accordingly, upgrades to the water management systems were initiated in 2002.

In February 1998, Placer Dome approved a policy entitled “Placer Dome and Sustainability” to replace and extend its previous Environmental Policy. For Placer Dome, sustainability means the exploration, design, construction, operation and closure of mines in a manner that respects and responds to the social, environmental and economic needs of present generations and anticipates those of future generations in the communities and countries in which Placer Dome works. In this policy, guiding principles are established for the actions of Placer Dome and its employees in the areas of corporate commitment, public responsibility, social progress, environmental stewardship and economic benefits. It provides guidance for continuous improvement in Placer Dome’s performance on social and environmental issues and in its role as a contributor to economic activity in the communities and nations in which it conducts business. In 2002, Placer Dome focussed on social aspects of its sustainability policy including continuing its CARE program at the South Deep mine in South Africa, increasing community consultation and advancing an employee and community health initiative.

In the U.S., much of the Corporation’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There have been numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. These include the issuance, on November 21, 2000 by the U.S. Department of Interior, of a final rule that took effect on January 20, 2001 amending the 43 C.F.R. Subpart 3809 regulations which govern reviews and approvals of mining plans of operations. In response to concerns raised by the mining industry and certain western states, on October 30, 2001, the Bureau of Land Management issued further revisions to the 3809 regulations which removed many of the most burdensome provisions and performance standards from the November 21, 2000 rule. The latest revised regulations are currently the subject of a lawsuit filed by environmental groups in the U.S. District Court for the District of Columbia. Placer Dome continues to formulate strategies and alternatives to respond to the potential adverse impact of these regulatory developments. (See Item 6 note 18(e) of the consolidated financial statements for further information.)

Although the ultimate amount of reclamation and other post-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be $312 million as at December 31, 2002. This is an increase from the estimate of $236 million in the prior year primarily due to additional obligations resulting from the AurionGold acquisition. The aggregate accrued obligation as at December 31, 2002 was $197 million. (2001 — $130 million). Over the next 3 years, Placer Dome anticipates spending approximately $28 million on reclamation and closure at the Golden Sunlight, Misima mines as well as the closed Equity and Kidston mines, which amount has been fully provided for. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see Item 6 notes 1 ‘Reclamation and Closure Costs’ section and 18 (a) of the notes to the consolidated financial statements.

Employee Relations

At December 31, 2002, Placer Dome employed 16,500 people worldwide, approximately 11,950 employees of its subsidiaries and joint ventures and 4,550 contract employees. Approximately 600 full-time employees and 350 contract employees joined Placer Dome as a result of the acquisition of AurionGold during the year and 330 full-time employees joined as a result of the formation of the Porcupine Joint Venture in July, 2002.

With the exception of South Deep, labour relations with the unionized workers, at operations where collective agreements are in place, were good with no labour unrest experienced in 2002.

At South Deep, the branch leadership of the National Union of Mineworkers staged a two-day work stoppage in October to protest the South African government’s planned privatization initiative. This work stoppage was part of a national protest. South Deep’s management team has taken significant steps to improve relations with union leadership and employees and has implemented a number of initiatives to improve working conditions. South Deep was one of the few mines in South Africa at which production was not disrupted due to any local industrial action in 2002.

At the Porcupine Joint Venture on November 1, 2002, Placer Dome and the United Steelworkers of America ratified a new 3-year Collective Bargaining Agreement. This followed a month of negotiations using the Principled Bargaining method. The Union represents 330 production and maintenance workers at the Dome Mine. This capped off a year of continued positive employee relations throughout 2002. The term of the Collective Agreement is from October 31, 2002 to October 30, 2005.

At Zaldivar in June of 2002, the Company arrived at a first contract agreement with the union representing approximately 300 production and maintenance workers. Good employee relations were maintained with all employees during the process of negotiations allowing normal production to continue, with no work stoppages or protests experienced. The contract is for a term of three years.

As a result of the integration of AurionGold into Placer Dome Asia Pacific, 35 employees were laid off. Management worked closely with all impacted employees to ensure that the transition was an orderly one. Approximately 35 employees were laid off due to the formation of the Porcupine Joint Venture.

Risk Factors

See discussion of risk factors contained in the Management Discussion and Analysis section on page 80.

Competition

Placer Dome competes with other mining companies for the acquisition of mining claims and leases and for the retention of employees. There is significant competition for the limited number of precious metal acquisition and exploration opportunities that are economic under current and foreseeable metals prices.

MINERAL RESERVES(1) (2)(15)

(Proven and Probable) (2)
The Corporation’s Share at December 31, 2002

MINE BY METAL	PROVEN MINERAL RESERVES			PROBABLE MINERAL RESERVES			TOTAL

	Tonnes	Grade	Contained oz.	Tonnes	Grade	Contained oz.	Tonnes	Grade	Contained oz.	Recovery
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)	(g/t )	(000's)	(%) (1)

GOLD
Canada
Campbell	633	18.9	384	1,775	15.7	895	2,408	16.5	1,279	94.5
Musselwhite	5,966	5.7	1,087	2,144	4.8	332	8,110	5.4	1,419	95.0
Porcupine JV(10)	8,322	1.4	371	21,706	1.7	1,174	30,028	1.6	1,545	90.0
United States
Bald Mountain	12,925	1.2	508	—	—	—	12,925	1.2	508	78.0
Cortez(7) (8)	57,145	1.3	2,426	67,671	1.1	2,319	124,816	1.2	4,745	80.5
Getchell(11)	2,172	25.6	1,785	1,323	21.3	905	3,495	23.9	2,690	91.8
Golden Sunlight	1,995	3.0	193	20	2.1	1	2,015	3.0	194	76.5
Australia
Granny Smith(9)	6,287	1.7	346	16,845	3.3	1,799	23,132	2.9	2,145	86.4
Henty (9)	—	—	—	1,175	10.5	397	1,175	10.5	397	95.0
Kalgoorlie West(9)	3,503	3.0	333	10,457	3.4	1,147	13,960	3.3	1,480	95.0
Kanowna Belle(9)	9,561	5.1	1,568	4,201	3.6	485	13,762	4.6	2,053	90.0
Osborne	6,152	1.0	202	1,821	1.0	56	7,973	1.0	258	78.0
Papua New Guinea
Misima	7,806	0.8	194	—	—	—	7,806	0.8	194	88.0
Porgera(7) (9)	33,909	3.4	3,746	9,725	3.0	935	43,634	3.3	4,681	79.0
South Africa
South Deep(7)	6,180	8.3	1,640	100,164	8.4	27,018	106,344	8.4	28,658	97.5
Chile
La Coipa	14,037	1.1	518	3,765	1.0	127	17,802	1.1	645	80.3

			15,301			37,590			52,891

SILVER
La Coipa	14,037	58.3	26,295	3,765	47.4	5,743	17,802	56.0	32,038	59.3
Misima	7,806	7.0	1,757	—	—	—	7,806	7.0	1,757	35.0

			28,052			5,743			33,795

COPPER	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Recovery
	(000's)	(%)	(millions)	(000's)	(%)	(millions)	(000's)	(%)	(millions)	(%) (1)

Zaldívar (6)(7)	153,538	0.699	2,366	310,096	0.661	4,520	463,634	0.674	6,886	75.0
Osborne	6,152	2.550	346	1,821	3.242	130	7,973	2.708	476	94.0

			2,712			4,650			7,362

Rounding differences may occur. Notes: Refer to page 17 of this document for the notes to the Mineral Reserves table.

RECONCILIATION OF MINERAL RESERVES (1) (2)(15)

(Proven and Probable) (2)
The Corporation’s Share at December 31, 2002

			Other increase or
			(decrease) in
	Mineral Reserves	Mined in	mineral reserves	Mineral Reserves
MINE BY METAL	December 31, 2001	2002(5)	(6) (9) (10) (11)	December 31, 2002

GOLD (000’s ozs)
Canada
Campbell	1,043	201	437	1,279
Dome (10)	1,321	129	(1,192)	—
Musselwhite	1,561	150	8	1,419
Porcupine Joint Venture (10)	—	111	1,656	1,545
United States
Bald Mountain	272	189	425	508
Cortez	4,993	733	485	4,745
Getchell (11)	—	69	2,759	2,690
Golden Sunlight	233	143	104	194
Australia
Granny Smith(9)	1,527	353	971	2,145
Henty (9)	—	8	405	397
Kalgoorlie West (9)	—	66	1,546	1,480
Kanowna Belle (9)	—	77	2,130	2,053
Osborne	293	48	13	258
Papua New Guinea
Misima	262	131	63	194
Porgera (9)	3,295	435	1,821	4,681
South Africa
South Deep	28,856	201	3	28,658
Latin America
La Coipa	798	113	(40)	645

	44,454	3,157	11,594	52,891

SILVER (000’s ozs)
La Coipa	38,127	5,942	(147)	32,038
Misima	2,967	1,552	342	1,757

	41,094	7,494	195	33,795

COPPER (million lbs)
Zaldívar (6)	8,393	425	(1,082)	6,886
Osborne	557	106	25	476

	8,950	531	(1,057)	7,362

Rounding differences may occur.

Notes: Refer to page 17 of this document for the notes to the Reconciliation of Mineral Reserves table.

MINERAL RESOURCES(3)(4)(15)
(in addition to mineral reserves)

(Measured, Indicated and Inferred)(4)
The Corporation’s Share at December 31, 2002

MINE BY METAL	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz.	(000’s)	(g/t)	oz.	(000’s)	(g/t)	oz.
			(000’s)			(000’s)			(000’s)

GOLD
Canada
Campbell	740	21.6	515	2,488	9.6	766	3,228	12.3	1,281
Musselwhite	1,787	7.0	403	1,321	7.2	306	3,108	7.1	709
Porcupine JV(10)	4,811	3.3	504	29,082	2.1	1,951	33,893	2.3	2,455
United States
Bald Mountain	50,296	1.3	2,034	—	—	—	50,296	1.3	2,034
Cortez(7)(8)	39,690	1.1	1,388	113,671	0.8	2,873	153,361	0.9	4,261
Getchell	2,171	17.1	1,193	398	24.9	318	2,569	18.3	1,511
Golden Sunlight	22,656	1.9	1,359	2,281	1.3	97	24,937	1.8	1,456
Australia
Granny Smith(9)	—	—	—	3,190	3.0	310	3,190	3.0	310
Henty(9)	—	—	—	110	11.0	39	110	11.0	39
Kalgoorlie West(9)	12,649	2.4	974	34,735	2.0	2,193	47,384	2.1	3,167
Kanowna Belle(9)	3,178	4.3	436	7,716	4.2	1,047	10,894	4.2	1,483
Osborne	1,835	1.1	62	—	—	—	1,835	1.1	62
Papua New Guinea
Porgera(7)(9)	32,918	2.7	2,807	21,425	2.0	1,347	54,343	2.4	4,154
South Africa
South Deep(7)	1,729	9.6	531	66,819	9.0	19,279	68,548	9.0	19,810
Latin America
La Coipa	7,782	0.8	207	2,202	0.8	60	9,984	0.8	267

			12,413			30,586			42,999
SILVER
La Coipa	7,782	34.0	8,516	2,202	17.5	1,242	9,984	30.4	9,758

			8,516			1,242			9,758

MINE BY METAL	INFERRED MINERAL RESOURCES

	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz.
			(000’s)

GOLD
Canada
Campbell	3,590	11.3	1,306
Musselwhite	2,245	7.6	551
Porcupine JV(10)	9,183	2.8	829
United States
Bald Mountain	—	—	—
Cortez(7)(8)	17,651	0.5	295
Getchell	2,956	20.4	1,942
Golden Sunlight	6,226	1.1	223
Australia
Granny Smith(9)	14,509	5.9	2,750
Henty(9)	369	7.7	91
Kalgoorlie West(9)	31,196	2.7	2,672
Kanowna Belle(9)	2,802	4.3	391
Osborne	1,553	0.4	20
Papua New Guinea
Porgera(7)(9)	4,993	2.0	324
South Africa
South Deep(7)	—	—	—
Latin America
La Coipa	272	0.7	6

			11,400
SILVER
La Coipa	272	49.6	434

			434

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
COPPER	(000’s)	(%)	lbs	(000’s)	(%)	lbs	(000’s)	(%)	lbs	(000’s)	(%)	lbs
			(millions)			(millions)			(millions)			(millions)

Zaldivar(7)	63,878	0.364	513	334,643	0.366	2,700	398,521	0.366	3,213	75,056	0.408	675
Osborne	1,835	3.643	147	—	—	—	1,835	3.643	147	1,553	3.380	116

			660			2,700			3,360			791

Rounding differences may occur.

Notes: Refer to page 17 of this document for the notes to the Mineral Resources table.

MINERAL RESOURCES — EXPLORATION PROPERTIES (3) (4)(15)

Measured, Indicated and Inferred(4) mineral resources.
The Corporation’s Share at December 31, 2002

EXPLORATION
PROPERTY BY	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED

METAL	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz.	(000’s)	(g/t)	oz.	(000’s)	(g/t)	oz.
			(000’s)			(000’s)			(000’s)

GOLD
Aldebaran(12)	103,413	0.8	2,494	464,526	0.7	10,454	567,939	0.7	12,948
Donlin Creek(13)	6,376	3.1	642	14,664	3.0	1,428	21,040	3.1	2,070
Pueblo Viejo(14)	—	—	—	159,500	3.3	16,820	159,500	3.3	16,820

			3,136			28,702			31,838
SILVER
Pueblo Viejo(14)	—	—	—	159,500	20.2	103,587	159,500	20.2	103,587

			—			103,587			103,587

EXPLORATION		INFERRED
PROPERTY BY	MINERAL RESOURCES

METAL	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz.
			(000’s)

GOLD
Aldebaran(12)	87,310	0.6	1,769
Donlin Creek(13)	19,847	2.8	1,806
Pueblo Viejo(14)	51,800	2.9	4,763

			8,338
SILVER
Pueblo Viejo(14)	51,800	9.9	16,454

			16,454

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
COPPER	(000’s)	(%)	lbs	(000’s)	(%)	lbs	(000’s)	(%)	lbs	(000’s)	(%)	lbs
			(millions)			(millions)			(millions)			(millions)

Aldebaran(12)	103,413	0.250	570	464,526	0.260	2,663	567,939	0.258	3,233	87,310	0.330	635

			570			2,663			3,233			635

Rounding differences may occur.

Notes: Refer to page 17 of this document for the notes to the Mineral Resources — Exploration Properties table.

Notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources — Exploration Properties Tables on pages 13 to 16:

(1)	The Corporation’s mineral reserves are estimated as at December 31, 2002 using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce (except at South Deep and for the Porgera underground where a gold price of $275 per ounce was used), silver price of $4.75 per ounce and copper price of $0.85 per pound. The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. The qualified persons responsible for mineral reserve estimates are shown under note 15. Consistent with Placer Dome’s normal mineral reserve estimation practices, independent data verification has not been performed.

(2)	A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A “proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” conform to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of these terms as at the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).

(3)	These mineral resources are in addition to gold, silver and copper mineral reserves. The qualified persons responsible for mineral resource estimates are shown under note 15. Consistent with Placer Dome’s normal mineral resource estimation practices, independent data verification has not been performed except in the case of exploration properties.

(4)	A “mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5)	Based on 2002 production divided by the recovery percentage for each mine.

(6)	Increase (decrease) in mineral reserves resulted from reclassifications between mineral resources and mineral reserves, acquisition and divestiture of mineral reserves during the year, changes due to geological remodeling, and the impact of an increase in the average long term gold price from $275 to $300 per ounce and a decrease in the average long term copper price from $0.90 to $0.85 per pound. At Zaldivar, the copper price decrease resulted in a 10% reduction in proven and probable mineral reserves.

(7)	Economic assumptions for material properties: The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

	MINERAL RESERVES		MINERAL RESOURCES

	Cut-off grade		Cut-off grade
	(g/t gold, % copper)		(g/t gold, % copper)

Cortez	0.17 — 3.98	g/t	0.17 — 3.98	g/t
Porgera	1.63 — 2.76	g/t	1.0	g/t
South Deep	4.00 — 6.00	g/t	5.0	g/t
Zaldívar	0.31 — 0.34%		0.2%

The Corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Corporation’s mineral reserve and mineral resource estimates, other than the factors discussed in Part 6, ‘Risks and Uncertainties’ in the Management Discussion and Analysis section on pages 80 to 88 of this document.

(8)	There is currently a Notice of Appeal pending with the Interior Board of Appeals regarding the South Pipeline permit. The South Pipeline deposit accounts for 57.4% and 10.4% of the reported mineral reserves and mineral resources, respectively, of the Cortez Mine. (See Item 6 note 18(d) of the consolidated financial statements for further information)

(9)	The Corporation acquired 100% of AurionGold Limited during 2002. This acquisition resulted in the Corporation acquiring ownership of the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) as well as the Kanowna Belle and Henty mines. This acquisition also increased the Corporation’s interests in the Granny Smith and Porgera mines to 100% and 75% from pre-acquisition interests of 60% and 50% respectively. Kundana includes 100% of Kundana, 51% of East Kundana and 49% of Mungari West gold mines.

(10)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Corporation’s Dome mine and mill with Kinross’ Hoyle Pond, Pamour and Nighthawk mines as well as the Kinross Bell Creek mill. Placer Dome owns a 51% interest in and is the operator of the unincorporated joint venture.

(11)	At Getchell, completion of an economic restart study has resulted in the addition of proven and probable mineral reserves totalling 2.69 million ounces.

(12)	As estimated by the Corporation as at December 31, 2000 assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Aldebaran property are Bema Gold (24%) and Arizona Star (25%). In the opinion of the qualified person who prepared or supervised the preparation of the mineral resource estimate (see note 15), the estimate is relevant and reliable at December 31, 2002 and was calculated using mineral resource categories that are substantially similar to the CIM definitions set out in note 4 above.

(13)	As estimated by Placer Dome as at December 31, 2002 assuming 30% ownership by Placer Dome. On February 11, 2003, Placer Dome announced that it has exercised its option to earn back to a 70% interest in Donlin Creek. In order to do this, Placer Dome must expend $30 million over 5 years and complete a feasibility study, followed by a positive construction decision for a mine that would produce 600,000 ounces of gold per annum. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, the Corporation retains its 30% interest.

(14)	As estimated by Placer Dome as at December 31, 2002. Placer Dome has begun a feasibility study on the property.

(15)	Each of the mineral reserve and mineral resource estimates shown above were prepared by or under the supervision of a “qualified person”, as that term is defined in NI 43-101, and those persons are listed below. All named persons are, or were at the time the estimates were prepared, employees of Placer Dome unless indicated as Independent Consultant. In estimating the applicable mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods, appropriate for each property, and verified the data disclosed, including sampling, analytical and test data underlying such estimates.

	MINERAL RESERVES		MINERAL RESOURCES

BY PROPERTY	Name	Title	Name	Title

Campbell	Eric Strom	Mine Engineer	Glen Kuntz	Project Geologist
Musselwhite	Rob Usher	Chief Engineer	Andrew Cheatle	Chief Geologist
Porcupine JV	James Monaghan	Chief Engineer	Alastair Still	Chief Geologist & Manager of
Exploration
Bald Mountain	Elias Dib	Mine Engineer	Elias Dib	Mine Engineer
Cortez	Britt Buhl	Chief Mine Engineer	Britt Buhl	Chief Mine Engineer
Getchell	Tom Bagan	Chief Engineer	John Porterfield	Chief Geologist
Golden Sunlight	Paul Buckley	Chief Engineer	Paul Buckley	Chief Engineer
Granny Smith	Ray Hodson	Senior Mining Engineer	Malcolm Titley	Open Pit Superintendent
	Richard Boffey	Underground Project Manager
Henty	Sean Halpin	Technical Services Manager	Sean Halpin	Technical Services Manager
Kalgoorlie West	Matt Brampton	Senior Resource Geologist	Jon Abott	Senior Resource Geologist
	Andrew Law	Manager Mining	Matt Brampton	Senior Resource Geologist
	David Pincep	Technical Software Specialist	Tim Berryman	Senior Regional Planner
	Julie Reid	Senior Resource Dev. Geologist	Stewart Capp	Senior Resource Dev. Geologist
	Mark Strizek	Senior Mine Geologist	Haydn Hadlow	Technical Services Manager
	Steven Tombs	Manager Mining — Underground	Peter Kitto	Independent Consultant
			Mat Longworth	Independent Consultant
			Richard Maddocks	Geology Manager
			David Princep	Technical Software Specialist
			Julie Reid	Senior Resource Dev. Geologist
			Mark Strizek	Senior Mine Geologist
Kanowna Belle	Andrew Harris	Senior Planning Engineer	Richard Maddocks	Geology Manager
Osborne	Jeff Brown	Mine Engineering Team Leader	Philip Agnew	Senior Geologist
Misima	Trevor Jones	Independent Consultant	Trevor Jones	Independent Consultant
Porgera	John Butterworth	Senior Open Pit Engineer	Anthony Burgess	Senior Resource Geologist
South Deep	Pierre Fourie	Independent Consultant	Dean Van Der Heever	Independent Consultant
La Coipa	Juan Ochoa	Chief Engineer	Mauricio Rubio	Senior Production Geologist
	Andres F. Guaringa	Reserves Engineer
Zaldívar	Eduardo Jofre	Chief Mining Engineer	Jorge Aceituno	Chief Geologist
Aldebaran	N/A	N/A	Marc Jutras	Senior Mining Engineer /
Geostatistician
Donlin Creek	N/A	N/A	Marc Jutras	Senior Mining Engineer /
Geostatistician
Pueblo Viejo	N/A	N/A	Chris Keech	Senior Geologist /
Geostatistician

MATERIAL PROPERTIES

Under Canadian Securities Administrators’ National Instrument 44-101F, the following properties have been identified as material to Placer Dome. The mine disclosures within this section are on a 100% basis unless otherwise indicated.

Note: The Granny Smith Mine was included as a material property to the Corporation in its December 31, 2001 Annual Information Form. Having regard to National Instrument 43-101, the Corporation has determined that, as at December 31, 2002, the Granny Smith Mine is no longer a property material to the Corporation in the context of the Corporation’s overall assets and operations.

For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see Item 6 note 1 ‘Reclamation and Closure Costs’ section of the notes to the consolidated financial statements.

Cortez Mine

Overview

Placer Dome is the owner of a 60% joint venture interest and is the operator of the Cortez Joint Venture (“Cortez”). The remaining 40% interest is held by Kennecott Explorations (Australia) Ltd. The Cortez gold mine is located in northeastern Nevada, United States of America and currently employs approximately 383 people. All production by Cortez is subject to a 1.5% gross smelter return (“GSR”) royalty payable to the former shareholders of Idaho Mining Corporation. In addition, Royal Gold Inc. holds a GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and ECM Inc. holds a net value royalty of 5% over a portion of the South Pipeline deposit.

The proven and probable mineral reserves of Cortez as of December 31, 2002 contained 7.9 million ounces of gold with a projected mine life of 10 years (refer to the mineral reserve and mineral resource tables on pages 13 to 16 for further details). Included in the mineral reserves is the Pediment deposit estimated at 1.2 million ounces (0.7 million ounces proven and 0.5 million ounces probable) and Gap estimated at 0.3 million ounces (0.05 million ounces proven and 0.25 million ounces probable) of gold. The Pipeline/Pediment deposits are expected to produce more than 11.7 million ounces of gold over 16 years (1997-2012).

During 2002, Cortez produced 1,081,677 ounces of gold ounces (66% mill, 27% heap leach and 7% carbonaceous ore sale). Placer Dome’s share of production was 649,006 ounces at an average cash and total cost of $129 and $168 per ounce, respectively. Mill production from the South Pipeline deposit commenced in the third quarter. In July 2002 the South Area Heap Leach was commissioned. Carbonaceous ore sales under the 2001 agreement with Barrick Goldstrike Mines Inc. (“Barrick”) were completed in July. In November 2002, Cortez entered into a new agreement with Barrick to sell an additional 590,000 tonnes of carbonaceous ore. As of December 31, 2002, 2.08 million tonnes of carbonaceous material have been stockpiled and it is expected that 7.10 million tonnes will be mined over the next 6 years.

2003 Outlook

Gold production in 2003 is targeted at 989,900 ounces (48% mill, 44% heap leach and 8% carbonaceous ore sale), 8% lower than 2002 due to significantly lower mill grades partially offset by higher heap leach tonnes processed. Mine production in 2003 is scheduled to be sourced principally from the South Pipeline deposit. Placer Dome’s share of cash and total cost of production is expected to rise by about 9% to $141 per ounce and 14% to $192 per ounce, respectively, compared with 2002 due to lower grade mill ore, increased cyanide costs due to higher heap leach tonnage treated, and higher electricity costs. Capital expenditures of about $19 million (Placer Dome’s share $11.4 million) are planned in 2003, principally for land issues and mine development.

Property

The Cortez mine is located 100 kilometres southwest of Elko, Nevada in Lander County. The Pipeline property is 11 kilometres northwest and the Cortez Pediment property is 4 kilometres southeast of the original Cortez milling complex. Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads.

The climate is one of high desert mountains, and annual precipitation averages less than 25 centimetres. The average monthly temperatures range from a low of -5 degrees Celsius in December to a high of 30 degrees Celsius in July. The elevation at the site is 1,600 metres.

The Cortez area of interest comprises approximately 258,700 hectares along the Cortez/Battle Mountain trend, within which about 82,500 hectares are directly controlled by the Cortez Joint Venture. In total, the property rights controlled by Cortez consist of 8,125 patented and unpatented load and millsite claims and 23,900 hectares of fee ground. Inclusive in the overall property rights, Cortez also manages the Buckhorn Joint Venture ground which consists of 214 patented and unpatented load and mill site claims, and the Coral Joint Venture ground which consists of 161 unpatented lode claims. Cortez also has lease agreements on 519 unpatented lode claims throughout the area of interest.

All requisite permits for the development of the Pipeline/South Pipeline production (Stages 1-7) have been obtained and are in good standing. There are currently two Notice of Appeals pending with the Interior Board of Appeals regarding the South Pipeline permit and the other regarding infiltration of mine dewatering. Mining in accordance with the permit will continue during these proceedings. Additional permitting will be required for Pipeline/South Pipeline Stages 8 and 9, Pediment and the South Pipeline Extension (Crossroads) deposits.

History

1964	Cortez Joint Venture was formed to explore the Cortez area.

1969	The original Cortez Mine (Mill #1) went into production in 1969. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent.

1990	Roaster facility was commissioned to process refractory ore.

1991	Pipeline deposit was discovered in March and South Pipeline deposit was discovered in November.

1996	Development of the Pipeline deposits approved by U.S. Bureau of Land Management in March. Amended Plan of Operations submitted to Bureau of Land Management to include development of South Pipeline deposit in September.

1996-	Construction of the new Pipeline processing plant (Mill #2) began in 1996. Commercial
1997	production at Mill #2 commenced on March 1, 1997. Total development and capital costs were $250 million.

1998	Cortez Pediment discovered during the fall.

1999	Mill #1 placed on care and maintenance in October.

2000	South Pipeline Plan of Operations permitting approved in June. South Pipeline Extension deposit (Crossroads Area) discovered.

2001	Plan of Operations submitted for Pediment and Pipeline Expansion Projects

2002	South Area Heap Leach commissioned July 1.

Geology and Mineralization

The Cortez property is situated along the Cortez/Battle Mountain trend in north-central Nevada. It occurs on the west side of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is primarily micron-sized free gold particles, disseminated throughout the host rock and commonly associated with secondary silica, iron oxides or pyrite.

The Cortez property consists of the Pipeline/South Pipeline/South Pipeline Extension (Crossroads area), Gap, Gold Acres, Cortez, Horse Canyon and Pediment deposits. Two principal lithologic units are identified within the Pipeline/South Pipeline/South Pipeline Extension (Crossroads area) deposit area — the Silurian Roberts Mountains Formation (“Srm”) and the Quaternary alluvium. The Pipeline/South Pipeline/South Pipeline Extension (Crossroads area) deposits are hosted in the sheared and variably altered Srm, a thinly bedded calcareous siltstone (silty carbonate unit). The thickness of the Srm exceeds 600 metres in the deposit area.

The Pipeline/South Pipeline/South Pipeline Extension (Crossroads area) deposit area is covered by Quaternary alluvium ranging in thickness from approximately 10 metres to greater than 200 metres. The alluvium-bedrock contact dips gradually to the east (less than 10 degrees) at an angle shallower than and sub-parallel to the bedding of the strata below. The Devonian Wenban limestone (“Dw”) is exposed approximately 460 metres to the west of the Pipeline/South Pipeline area. Although the Dw is not evident within the deposits, it may comprise portions of the ultimate pit wall to the west.

The Pipeline/South Pipeline/South Pipeline Extension (Crossroads area) deposits are comprised of two mineralized zones: a shallow zone with depth to the top of the zone ranging from 10 metres to 180 metres below the pre-mining surface and a deeper zone that begins approximately 300 metres below the pre-mining surface. Both mineralized zones are low angle and tabular and range from 15 metres to 110 metres thick and dip to the east. The deposits are part of the same mineralized system and occupy area approximately 3,000 metres in a northerly direction and about 1,000 metres in an easterly direction.

The Cortez Pediment deposit has one primary mineralized zone that is about 45 metres below the surface on the southern portion of the deposit and about 170 metres below the surface on the northern end of the deposit. The average thickness of the low angle tabular zone is about 75 metres. The deposit occupies area approximately 1,000 metres in a northerly direction and about 180 metres in an easterly direction.

Exploration and Development

Approximately 142,000 metres of exploration, development and condemnation drilling were completed in 2002. Of this drilling, 48% was directed to the Pipeline/South Pipeline/South Pipeline Extension, 11% to the Pediment area and 41% to adjacent targets.

The exploration potential in the immediate Pipeline/South Pipeline and Pediment project areas remains positive, but is limited as the margins of the deposits are becoming better defined. The potential mineralization in the Pipeline/South Pipeline area is located adjacent to and immediately below the currently planned ultimate open pit. This is evidenced by the South Pipeline Extension (Crossroads area) mineralization that is located adjacent to the southeast portion of the South Pipeline deposit and by the Gap mineralization that is located due west of the Pipeline deposit. The economic limits of the Pediment deposit have been defined. However, additional drilling is planned to better delineate the outer areas.

The 2002 drilling program continued delineation of the South Pipeline Extension (Crossroads area), Gap and the Pediment deposits. The exploration focus in 2003 will be on newly defined anomalous areas within the joint venture and continued refinement of the areas around the Pipeline/South Pipeline and Pediment deposits.

Attractive drill intercepts requiring follow up, as well as geologic and geophysical targets, are present to the south of the South Pipeline deposit along the projected strike of the Pipeline fault. These targets could generate additional mineralized material. Outside the Pipeline/South Pipeline and Pediment deposit areas, exploration efforts around the existing deposits at Cortez, Gold Acres, Horse Canyon and Hilltop continue to display exploration potential.

Assay data used for modeling and mineral resource estimation are predominantly from core and the remainder from reverse circulation drill samples. The Pipeline/South Pipeline deposit is drilled on 43 metre centres and the Pediment deposit on 30 metre centres. Samples are collected at regular intervals (generally 3 metre intervals for reverse circulation and for core).

The geologic staff of Cortez Gold Mines conducted the exploration and development work. The results obtained from these programs are believed to be reliable, and fairly represent the opinions of the geologic staff.

Drilling, Sampling and Analysis, Security of Samples

Drilling in the Pipeline/South Pipeline and Pediment areas is completed with reverse circulation pilots and diamond core tails. The mineralized portion of the deposit is drilled almost exclusively with diamond core holes. Geologic models are developed based on the drill hole database. Reconciliation of the Pipeline/South Pipeline geology model with mining to date indicates a good geological representation of the deposit by the model.

An independent contractor has reviewed the sampling and analytical protocol of the drill samples from the deposit areas, including collection through final analysis and the quality control programs that meet industry standards. All analytical data is verified by the Cortez geologic staff prior to entry into the database used for modeling and mineral resource estimation. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Cortez Gold Mines. Sample preparation and analyses are conducted by the Cortez Gold Mines lab and by independent laboratories.

Mining and Processing

The Pipeline and South Pipeline deposits will be mined by conventional open pit methods in nine stages. The first three stages of mining will occur in the Pipeline deposit over a period of eight years (1996 - 2003) and then mining of South Pipeline stages four through seven and Pediment stage 1 are scheduled to continue until 2006. Pipeline/South Pipeline stages 8 & 9 and Pediment stage 2 will be mined through 2010. From 2003 through 2009, the production rate is expected to average 128 million tonnes per year.

The processing facilities at Cortez have gone through several stages of improvement and expansion. The original mill facilities (Mill #1) went into production in 1969 with a nominal capacity of 1,800 tonnes per day. In 1990, a fluid bed roaster was added to Mill #1 to process refractory ore. The roaster operated until March 1996 when it was placed on care and maintenance. In 1996, concurrent with the development of the Pipeline deposit, Cortez purchased new open pit mining equipment and constructed a gold recovery facility (“Mill #2”) capable of processing a nominal 9,100 tonnes of ore per day. In March 1, 1997, Mill #2 was commissioned and oxide ore from the Pipeline deposit was processed through both mills until Mill #1 was placed on care and maintenance in October 1999.

Three different metallurgical processes are employed for the recovery of gold. The process used for a particular ore is determined based on grade and metallurgical character of that ore. Lower grade oxide ore is heap leached, while higher-grade non-refractory ore is treated in a conventional mill using cyanidation and a carbon-in-leach (“CIL”) process. When carbonaceous ore is processed by Barrick, it is first dry ground, and then oxidized in a circulating fluid bed roaster, followed by CIL recovery. In 2002 a new leach pad and process plant was commissioned. This facility will be capable of processing 164 million tonnes of heap leach ore over the life of the asset.

Heap leach ore production is hauled directly to heap leach pads for gold recovery. Carbonaceous mill ore is mined intermittently during the mining of the Pipeline/South Pipeline deposits. A portion of this ore was sold to the Jerritt Canyon Joint Venture in 2000 and 2001 and to Barrick in 2001 and 2002. Starting in November 2002, Cortez entered into a new contract to sell Barrick 180,000 tonnes of Pipeline/South Pipeline carbonaceous ore and 410,000 tonnes of Gold Acres carbonaceous ore. Additional high grade carbonaceous ore may be sold to third party roast plants, however, research and engineering studies indicate two new process options are viable for processing Pipeline/South Pipeline carbonaceous ore. Economic studies continue on these options including pre-feasibility/feasibility work.

Water for process use at Pipeline is supplied from the open pit dewatering system. Approximately 90 liters per second of the pit dewatering volume is diverted for plant use.

Electric power at Pipeline is supplied by Sierra Pacific Power Company (“SPPC”) through a 73 kilometre, 120 kV transmission line. A long term agreement is in place with SPPC to provide power through the regulated power system. The average power requirement of the mine is about 150 GWHr/year.

Environmental and Closure Aspects

Dewatering

The pre-mining water table was approximately 76 metres below the surface and is relatively flat in the vicinity of the orebody. Water levels have been lowered about 188 metres with average pumping rates of approximately 1,262 l/s (20,000 gpm). The alluvial aquifer has been desaturated below the alluvium/bedrock contact. Current dewatering operations focus on bedrock water production.

Pit dewatering operations were improved with the addition of several new rapid infiltration sites. In addition, approximately 379 l/s (6,000 gpm) of dewatering water is being utilized at a local ranch on a seasonal basis for irrigation purposes. Overall less than 1% of dewatering water is lost to evaporation. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e. dust suppression and process makeup water).

In 2002, all activities at Cortez were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. United States regulations regarding arsenic drinking water standards have been revised, and the significance of these revisions to Cortez is being reviewed. Except for the U.S. regulatory developments discussed on page 11, the Corporation is not aware of any other proposed regulatory changes that would materially affect the operations or the approved closure plan.

As of December 31, 2002, reclamation and other post-closure costs for Cortez were estimated at $40 million. Of Placer Dome’s 60% share ($24 million), the Corporation has accrued $12 million through charges to earnings to date. Cortez has provided securities totalling $38 million by way of bonding for reclamation obligations to the state government.

Exfiltration Area
Exfiltration Area
Tailing Facilities
Pipeline Mill Site
Exfiltration Area
Gold Acres Pit
Pipeline Leach Pads
Pipeline Waste Dump
Gold Acres Leach Pad
0
1.5
3
Kilometers
Pipeline Pit
Exfiltration Area
Cortez Mine Site
Exfiltration Area
Exfiltration Area
Exfiltration Area
Placer Dome Inc.
Cortez Mine
Scale 1mm=125m

Porgera Mine

Overview

Placer Dome is the owner of a 75% joint venture interest and is the operator of the Porgera gold mine located in the highlands of Papua New Guinea (“PNG”). The remaining joint venture interests are held by Oil Search Limited (20%) and Enga Provincial government and landowners (5%). The Placer Dome stake in Porgera was increased from 50% at the start of the year, to 75% at year end, through the acquisition of AurionGold which held a 25% interest in the joint venture.

The workforce at Porgera comprises about 2,050 employees of whom 89% are PNG nationals. In addition, there are approximately 560 contractors of whom 89% are PNG nationals.

During 2002, the mine produced 641,810 ounces of gold. Placer Dome’s share of production was 368,769 ounces at an average cash and total cost of $216 and $269 per ounce, respectively. Gold production was 5% below the 675,000 ounces forecast. The reduced production is attributable to production stoppages caused by the interruption of the electric power supply from the Hides Gas field. This was the result of power pylons being felled in acts of election related vandalism in mid July through to September. Disturbances were mainly centred in the Southern Highlands Province. The combined efforts of the Porgera Joint Venture and the new National Government resulted in power supply being returned to the mine in early October.

Open pit mining is currently in Stages 4 and 5 of a 5-stage open pit mining plan. Stage 4 production will be the principal source of ore in 2003 and until completion of the stage late in 2004. Stage 5 is under development and will contribute ore from 2003 to 2006. Planned gold production based on open pit and stockpile operations at Porgera is expected to average around 685,000 ounces per year from 2003 through 2005, then decline as lower grade stockpiles are treated until 2012. Underground mining, which was suspended in October 1997, was recommenced in 2002 and will contribute ore through to late 2005. This is expected to augment average annual production by approximately 125,000 ounces per year over the 2003 to 2005 period.

Production by the Porgera Mine is subject to a 2% NSR royalty payable to the National Government Department of Mines which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners.

The proven and probable mineral reserves at December 31, 2002 contained 6.2 million ounces of gold with a projected life of 10 years (refer to the mineral reserve and mineral resource tables on pages 13 to 16 for further details).

2003 Outlook

Gold production in 2003 is expected to be around 760,000 ounces, approximately 18% higher than in 2002. This is attributable to higher grade ore as the Stage 4 open pit progresses, and is augmented by the ramp up of underground operations. Placer Dome’s share of unit cash and total costs are expected to rise to $239 and $296 per ounce, respectively. The increase in unit costs is due to an increase in the percentage of more costly underground feed in 2003 and the amortization of the fair value allocation from the AurionGold acquisition. Capital expenditures of about $34 million (Placer Dome’s share $26 million) are planned for 2003, primarily for open pit Stage 5 deferred development.

Placer Dome (in conjunction with other primary industry producers) is working with the PNG Government to address causes of civil unrest.

Property

The Porgera deposit is located in Enga Province in the highlands of PNG, about 130 kilometres west of the established town of Mount Hagen, 600 kilometres northwest of Port Moresby, and about 680 kilometres by road from the coastal port of Lae from which all materials are freighted. The road is partly paved and passes through unstable mountainous terrain with many major river crossings. Personnel are transported by bus, fixed wing aircraft and helicopter.

The mine is located at an altitude of 2,200 to 2,700 metres. Temperatures range from 10 to 25 degrees Celsius and rainfall averages 3,650mm per year. The vegetation is largely rainforest with interspersed food produce gardens below 2,400 metres elevation.

The Porgera Joint Venture has approval to work the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract (the “MDC”) between the Government of PNG and the Joint Venturers. The MDC specifies, inter alia, the annual rents that must be paid for the Special Mining Lease (“SML”) and the various classes of compensation that are payable to the landowners for the various land uses. The SML, which expires in 2019, encompasses approximately 2,240 hectares including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the MDC, but it is tied to the continuation of the SML. Leases for Mining Purposes have also been awarded by the Government for land use associated with the mining operation such as waste dumps, campsite, and airstrip. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These permits are renewable on a regular basis and are subject to public hearing before approval. The Porgera Joint Venture runs an extensive environmental monitoring program to ensure compliance with the requirements of these permits.

The Porgera Mine is operated subject to the requirements of the PNG Mining (Safety) Act and the Mining Regulations as applied by the Mines Inspectorate. All requisite licences and permits are kept in good standing.

History

1938	Alluvial gold was first reported at Porgera.

1975	Placer (PNG) Limited (“Placer (PNG)”), a wholly owned subsidiary of Placer Dome, became the operator and owner of a 2/3 interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Ltd.).

1979	A Joint Venture Agreement was signed whereby Placer (PNG), MIM, New Guinea Goldfields Ltd. (a subsidiary of AurionGold) each held a one third interest and the Independent State of Papua New Guinea (the State) had the right to acquire at cost up to a 10% interest in the project if developed.

1985	Development of the Porgera gold mine began with the commencement of an exploration audit being developed.

1989	The Joint Venturers’ application for a Special Mining Lease was approved in May and construction began immediately. The State accepted its full 10% entitlement under the 1979 Equity Agreement, thus diluting each of the other joint ventures down to 30% each.

1990	Commercial production commenced in August. MIM sold its 30% interest to Highlands Gold Ltd. (“Highlands Gold”).

1993	Placer (PNG), Goldfields and Highland Gold each sold a further 5% to the State (10%) and Enga Province and the Porgera landowners (5%).

1997	Placer Dome’s joint venture interest was increased from 25% to 50% as of January 1, 1997 following the completion of the acquisition of Highlands Gold at a total cost of $344 million.

2002	Placer Dome’s joint venture interest in the Porgera operation was increased from 50% to 75% through the acquisition of AurionGold.

Geology and Mineralization

Mineralization occurs within the Porgera intrusive complex, around the margins of, and within, the intrusive bodies. The mineralization is closely associated with three dominant structural trends. The zone of high grade mineralization occurs within and adjacent to the Roamane Fault (Zone VII), the Hanging Wall Shear Zone (Zone VI) and the Footwall Splay Zone (Zone VIII). Significant tonnages of moderate grade mineralization also occur within the Footwall Diorite (to the north of Zone VII) and the Eastern Deeps.

The Porgera Zone VII orebody is an epithermal style orebody hosted within thermally metamorphosed sediments of the Cretaceous Chim Formation and the associated Porgera Diorite Intrusive Complex of Miocene age. The known orebody extends for up to 930 metres along strike. The maximum width across strike is 100 metres, but the width is commonly no more than 20 to 30 metres. The intrusive diorite complex has many individual stocks and dykes. The rocks are competent however they tend to be brittle, and in the vicinity of the orebody, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit. Underground mining of the central portion of this zone was completed by October 1997. Much of the open pit production in 2002 was from the footwall margins of this zone.

Four precious metal associations have been recognized as part of the mineralizing events: 1. auriferous pyrite, sphalerite, galena; 2. coarse euhedral auriferous pyrite; 3. fine anhedral, auriferous, arsenical pyrite; and 4. gold, electrum.

The fourth association is the source of the exceptionally high gold grades found in the deposit. Although a portion of the gold is free, the majority occurs as submicroscopic gold intimately associated with and disseminated throughout pyrite.

Exploration and Development

Exploration drilling in 2002 concentrated on the preliminary evaluation and upgrading of additional potential underground mineral resources. The four principal target areas were Eastern Deeps, Roamane Fault Zone, Kusmambo and Project X. Drilling results indicate the Eastern Deeps and Roamane Fault Zone have potential to realize increased mineral resource ounces. Kusmambu results have been disappointing, but some additional drilling will be carried out in 2003 in an attempt to generate a limited mineral resource in this area. Project-X drilling has been discontinued due to poor results.

Exploration plans for 2003 call for the evaluation of prospective near-mine surface targets as identified by previous surface work and the recent structural and fluid flow studies. The objective is to discover a near-mine mineral resource amenable to open pit or underground mining. The existing SML geological database creates an opportunity for focused re-evaluation of previous data using revised geological and structural models and current economic hurdles. These targets may be evaluated by a combination of surface and underground drilling.

Approval has been granted to extend the regional exploration program within remaining exploration leases held by the Porgera Joint Venture. Collation of previous research and limited additional research will be undertaken to establish the controls on the size, location and genesis of the Porgera deposit, and in doing so, will be a valuable exploration tool in which to search for ‘Porgera-like’ targets in the area.

Drilling, Sampling and Analysis, Security of Samples

The drill hole database consists of a total of 4,654 drill holes, of which 62% comprise NQ size diamond drill core holes (drilled from underground). The remainder comprises HQ/NQ size diamond core holes (drilled from surface), 13 centimetres diameter face sampling reverse circulation percussion drill holes (drilled from surface), and HQ size geotechnical diamond drill core holes (drilled from surface). All drilling during 2002 was underground NQ diamond core or HQ surface geotechnical diamond core.

Drill core sample security was maintained throughout the year with geological supervision of transport of the core from the drill site, through to the logging facility and to the assay laboratory.

Underground delineation drill spacing has been on a 15 by 15 metre interval within the limits of the stoping volumes in Zone VII. Open pit delineation and current exploration drilling is, on average, on a 30 by 50 metre pattern spacing. Underground drilling of the footwall diorite hosted orebodies (Central Zone and North Zone) achieved a 30 by 30 metre spacing, using oriented core, prior to consideration as an indicated mineral resource. Subsequent definition drilling has closed the spacing to a 15 x 15 metre pattern. All drill hole collars are surveyed by mine surveyors, and down hole surveys are taken at 30 or 50 metre intervals.

Whole core samples are taken over two metre down the hole intervals for the entire drill hole except in the Central Zone and North Zone where the sampling interval was decreased to 1 metre intervals to increase the sample density and geology detail for underground mineral resource evaluation. Half core is kept for one or two holes per section and all pulps are kept. All holes are logged for lithology, alteration, fractures, mineralization, and structure.

Drilling, sampling, analysis, data stewardship, orebody modeling, and mine planning are carried out in accordance with industry standards. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted. The sampling and analytical methods are believed to be appropriate for the style and type of mineralization. Databases used to generate the geologic models and mineral resource estimates have been verified by mine geologic staff.

Mining and Processing

The Porgera deposit is currently being extracted using open pit and underground mining methods. In 2002, mill feed was sourced 59% from open pit, 2% from underground and 39% from run of mine stockpiled ore.

Open pit mining is a typical hard rock operation utilizing 10 metre benches. The current mining fleet of 8 DML blast hole drills, 6 O&K RH200 hydraulic face shovels and 36 Cat 789 haul trucks, gives a nominal capacity in the order of 80 million tonnes per annum. Waste stripping requirements reduce rapidly as the mining operation approaches closure in 2006, allowing a progressive retirement of the mining fleet. Currently ore is being mined from the 2320 metre level in Stage 4, and waste is being mined from the 2490 metre level in Stage 5. Stage 5 is the final open pit development stage and will be completed in mid 2006 at the 2080 metre level. Stockpiled low grade ore will form the basis of ongoing gold production from mid 2006 until 2012. The Open Pit plans to deliver 5 million tonnes of ore to the mill in 2003, containing approximately 765,000 ounces of gold for a recovered production of 640,000 ounces of gold.

An underground mine was operated from 1989 to 1997, and subsequently maintained and developed to provide long-term drainage for the open pit, and to provide access for ongoing exploration. The underground mining operation was recommenced in 2002 to access mineral reserves delineated in 2001. These mineral reserves are below and to the north of the open pit reserves.

Major milestones achieved in the Underground Mine in 2002 were:

1.	Development commenced in January

2.	Wangima bypass decline completed in September

3.	First stope into production in October

4.	Central Zone decline breakthrough in November

Up until the end of December 2002, 4,722 metres of development had been completed. Targets for 2003 include 6,960 metres of development and the hoisting of 0.5 million tonnes of ore containing approximately 143,000 ounces gold, to give 120,000 recovered ounces of production.

The mill has undergone four stages of improvement and expansion. Stage I, comprising a concentrator and leach/carbon-in-pulp (“CIP”) circuit commenced operations in September 1990, producing gravity concentrate and sulphur flotation concentrate for leaching to recover gold and silver. Stage II was commissioned in October 1991 and involved the processing of the sulphide flotation concentrate and previously stockpiled Stage I concentrate in a pressure oxidation circuit. Gold liberated by pressure oxidation is recovered through a CIP cyanide leach circuit, followed by site refining into doré. In September 1992, Stage III was placed in commercial production. This stage expanded both the underground mine and mill facilities. Stage IV-A of the project commenced operation during October 1993, further expanding mining operations and the mill facilities. Stage IV-B, completed in the first quarter of 1996, added a second semi-autogenous (“SAG”) mill and large ball mill, to increase nominal mill throughput from 10,000 tonnes per day to 17,700 tonnes per day. This expansion included a 350 tonnes per day oxygen plant, a 150 tonnes per day lime kiln and increased flotation and leaching capacity. Process water storage and the Hides power plant generation capacity, together with other infrastructure were also increased to support this expansion. The open pit mining fleet capacity was expanded in 1997 from 150,000 tonnes per day to 210,000 tonnes per day to provide for the increase in mill feed. In 1999, a further flotation expansion was installed to improve recoveries, and additional oxygen capacity was added to increase autoclave throughput. Four Knelson concentrators were installed in 1999, to remove free gold ahead of the flotation circuit. In 2001, an Acacia reactor was commissioned to treat the Knelson concentrate, and modifications were made to the grinding and CIP circuits.

The main water supply for the mine is the Waile Creek Dam, located approximately 7 kilometres from the mine. The reservoir contains approximately 717, 000 cubic metres of water. Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.

Porgera’s principal source of power is supplied by a 73-kilometre transmission line from the gas fired and PJV-owned Hides Power Station. The station has a total output of 62 megawatts (“MW”). A back up diesel power station is located at the mine and has an output of 13MW. The average power requirement of the mine is about 60 MW. Average annual power consumption is 517,716 MWH.

Environmental and Closure Aspects

The Porgera mine is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. In such conditions construction of a tailings impoundment would be very difficult and the risk of an engineering failure high. Therefore the Papua New Guinea Government approved riverine disposal as the most appropriate method for treated tailing and soft incompetent waste rock. Competent rock is stored in stable waste dumps.

The mine follows a government approved Environmental Management and Monitoring Program. The mine has at all times been in compliance with government approved criteria. During 2001 the PNG Parliament passed a new Environmental Act and regulations for the new Act are presently being drafted. The new Act, which is likely to come into force in early 2003, is not expected to have any material impact on the Porgera operation or closure planning.

In 1996 an independent study was undertaken by the Commonwealth Scientific & Industrial Research Organisation (“CSIRO”), an Australian based independent research organization, to assess the mine’s impact on the downstream river system and local people. The study resulted in a report titled “Review of Riverine Impacts”. The report made certain recommendations to the Porgera Joint Venture that have either been implemented or are in the advanced stages of implementation. A few have been rejected due to their impracticality. An advisory group, called the Porgera Environmental Advisory Komiti (“PEAK”), was formed as a result of the CSIRO recommendations. PEAK comprises representatives from the PNG government, PNG and international NGO groups, Placer (PNG) and independent technical experts. The primary function of PEAK is to enhance understanding and provide transparency of Porgera’s environmental (physical and social) issues with external stakeholders and to assist in reviewing its environmental performance and public accountability. In 2002 PEAK had its terms of reference expanded to include mine closure.

At December 31, 2002, reclamation and other post-closure costs for Porgera were estimated to be $34 million. Of Placer Dome’s 75% share ($26 million), the Corporation has accrued $12 million through charges to earnings to date.

South Deep Mine

Overview

The South Deep underground gold mine is located in the Witwatersrand Basin in the Republic of South Africa. It employs 5,155 employees and approximately 1,600 contractors. The mine is operated by the Placer Dome Western Areas Joint Venture (“PDWAJV”), a 50:50 joint venture owned by Placer Dome and Western Areas Limited in which Placer Dome has management control. Placer Dome’s share of production from South Deep is subject to payments to Western Areas Limited of 1.75% on revenues on 50% of annual production for the life of the mine, plus an additional 1.75% on revenues on 50% of annual production exceeding one million ounces.

The proven and probable mineral reserves as of December 31, 2002 contained 57.3 million ounces, with a projected mine life of about 70 years (refer to the mineral reserve and mineral resource tables on pages 13 to 16 for further details). During 2002, the mine produced 388,475 ounces of gold. Placer Dome’s share of gold production was 194,238 ounces at an average cash and total cost of $204 and $241 per ounce, respectively.

The new South Deep Twin Shaft Complex, under development since 1995, consists of a Ventilation Shaft to 2,760m depth and a single drop Main Shaft to 2,993m depth. The sinking of the Ventilation Shaft was completed the first quarter of 2001 while the sinking of the Main Shaft was completed on April 14th, 2002. The new 7,200 tonnes per day capacity Mill located by the Twin Shaft Complex was commissioned and the first gold pour occurred on June 17, 2002.

The equipping of the new South Deep Main Shaft commenced and is scheduled to be complete in the fourth quarter of 2003, enabling rock hoisting up this new South Deep Main Shaft. Some of the surface infrastructure to support the shaft operation will also be complete at this time. Following this, the new South Deep Ventilation Shaft will be completed by the first quarter of 2004.

The overall South Deep Capital Project is still scheduled to come in under budget with the estimated cost to complete at $100 million in line with the total escalated 1994 budget of $750 million, with scheduled completion during the fourth quarter of 2004.

The mining methods consist of both a deep level conventional narrow reef hand held drilling and scrapper rock extraction approach and a fully mechanized trackless drift and fill approach, in equal proportions.

2003 Outlook

Gold production in 2003 is targeted at 466,000 ounces (Placer Dome’s share 233,000 ounces); this will be about 20% higher than 2002. This gold will be recovered from 2.1 million tonnes of ore assuming a 7.27 g/t head grade. Placer Dome’s total cash cost and total production cost per ounce are anticipated to be $206 and $243 per ounce (Placer Dome share), respectively which are comparable to 2002 due to increased manpower efficiencies offset by the appreciation of the rand against the U.S, dollar.

Capital expenditures for 2003 are budgeted at $96 million (Placer Dome’s share $48 million) with $73 million for the Twin Shaft project and $23 million for underground infrastructure and development.

This year represents a significant transition for South Deep Mine, as operations will move from the existing South Shaft Complex to the new South Deep Complex in the fourth quarter of 2003. Some of the most significant focus areas for 2003 will include increased backfill requirements for trackless mechanized mining, mine-mill metal reconciliations, tramming logistics upgrades, trackless mining expansion with a fifth fleet, continuous operations studies (for year 2004), water balance and pumping, SV1 (old mining area) engineering study, and the transition to the newly completed facilities.

Property

The South Deep mine is located in the Witwatersrand Basin near the town of Westonaria, approximately 42 kilometres southwest of the city of Johannesburg in the Republic of South Africa. Access to the mine is by road. The nearest railway siding is at Westonaria.

The climate of the Highveld area (at an elevation of 1,600 metres above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of -5 degrees Celsius in June and July to a maximum of 34 degrees Celsius in December and January.

The property covers an area of 2,469 hectares of surface (freehold) land and 3,563 hectares of continuous mineral rights. The Department of Mineral and Energy Affairs issued a Mining Authorization to PDWAJV on March 26, 1999. This permit, to mine in the mineral rights area of South Deep, does not expire as long as the mine adheres to all pertinent Government Regulations as well as any instructions from relevant Government Departments. All required operating permits have been obtained and are in good standing.

New Mining Legislation

On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date fixed by the President by proclamation. It is expected that commencement of the Act will not be proclaimed until the related instruments (including regulations and the Charter and money bill discussed below) have been introduced, finalized and brought into operation.

The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

The Act calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) that will set out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, of which five are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over 5 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

South Deep is relatively advanced in meeting the operational Charter targets and has achieved the following in relation to: human resources development, approximately 60% of the workforce have successfully completed basic educational training that focuses on numeracy and literacy; employment equity targets in senior and junior management, approximately 24 and 42 percent, respectively, are HDSAs; mine community and rural development, the CARE project, a program that has won international recognition in its training and developing the South Deep 1999 retrenched employees where 50% are now economically active; housing and living conditions, significant improvements in on-site living conditions/accommodation, and an increase in living-out allowance.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. To date, no such money bill has been introduced in Parliament or released for public comment.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and related instruments and assess their impact on current operations and future development at South Deep.

History

1950	Johannesburg Consolidated Investment Company Limited (“JCI”) formed a prospecting consortium, which acquired the prospecting rights over the farms Waterpan, Modderfontein and Jachtfontein in the Westonaria district.

1959	A formal application for a mining lease was made, which resulted in the Western Areas Gold Mining Company Limited (“Western Areas”) being incorporated as a public company on September 8, 1959.

1961	Commercial production of the Western Areas Mine commenced in September.

1974	The Elsburg Gold Mining Company merged with Western Areas on July 1, 1974.

1990	Western Areas shareholders approved the transfer, cession and assignment of certain land and mineral rights to South Deep Exploration Company Limited in exchange for its shares.

1995	Western Areas and South Deep Exploration Company Limited merged on January 1, 1995.

1988	In 1998, Western Areas Gold Mining Company Limited changed its name to Western Areas Limited.

1999	On April 1, 1999, the Placer Dome Western Areas Joint Venture, a 50:50 joint venture between Placer Dome and Western Areas, was formed to develop and operate the Western Areas Mine. To acquire its 50% interest, Placer Dome paid Western Areas a cash consideration of $248 million and is obligated to make further payments based on production. Placer Dome also incurred $4 million of acquisition and related costs for a total of cost $252 million.

2000	The name of the mine was changed to South Deep in February 2000.

2002	The Mineral and Petroleum Resources Development Act was promulgated into law on October 10.

Geology and Mineralization

The South Deep Mine is situated on the Far West Rand Goldfield of the Witwatersrand Basin. The Basin is an elongate North-East/South-West trending structure occupying an area of 350 by 200 kilometres within the Archean Kaapvaal Craton. The Basin unconformably overlies Archean basement granites and greenstones and comprises about 7 kilometres of clastic sediments.

The economic targets are the Ventersdorp Contact Reef (“VCR”) and the Upper Elsburg reefs. They represent a meta-sediment hosted placer gold deposit with a hydrothermal alteration overprint. These reefs are unconformity bound and form part of the Upper Central Rand Group. They are conglomerate to cobble beds with inter-bedded quartzites and extend over a dip length of 10 kilometres by a strike length of 2.5 kilometres for the VCR and approximately 10 x 1.5 kilometres for the Upper Elsburg (within the South Deep’s mining authorization area). Both the VCR and the Upper Elsburg reefs have a confirmed extent of at least 25 kilometres on dip. The Upper Elsburg reefs subcrop against the base of the VCR unconformly, thickening towards the east where a thickness to the order of 100 metres is attained at the eastern mining authorization boundary.

Quartz is the predominant mineral in the assemblage, with chlorite and pyrite as secondary minerals within the VCR and Elsburg reefs. Gold is primarily associated with pyrite, which occurs as nodular buckshot or as disseminated pyrite. Up to 40% of the gold is recoverable as free gold in the metallurgical plant. Mineralization occurs in the form of sulphide minerals such as pyrrhotite, arsenopyrite, sphalerite and galena occur. Flyspeck carbon occurs in some of the Upper Elsburg reefs.

In general, gold is found in the matrix of conglomerates and close to, and bounded by, shear zones with locally higher temperature alterations. The variation of gold occurrences suggest both pre- and syn-kinematic mineralization and associations with different alteration minerals suggest different mineralization events.

Exploration and Development

No exploration outside the mining property was conducted in 2002 or will be conducted in 2003 due to the extensive level of the mineral reserves. Underground development drilling is done throughout the mine to establish geological information and grade distributions in the existing zones. This information is used to update the three-dimensional geological model that is used to establish mineral reserves and resources and to facilitate the mine planning.

Drilling, Sampling and Analysis, Security of Samples

In the current mine area, underground drill-holes are planned at an average 30-metre spacing. The underground drill-hole database consists of about 4,100 drill-holes and has consistently confirmed the orebody geometry over the last thirty-five years of production from the mine. The continuity of the orebody has been corroborated in the Southern portion of the deposit by way of surface drill-holes with inter-collar distances ranging between 800 and 1250 metres.

The entire drill hole database has been verified by minesite geology staff. The logging and sampling of drill holes is done to industry standards. Full core samples are taken at an average of 25-30 centimetres for the entire hole, with two to three samples into the hanging- and foot-wall of the respective reef horizon. Stratigraphic contacts are honored in the process. Conventional chip sampling (by hammer and cold chisel) is done in the conventional narrow reef stoping and is used for the monthly evaluation of production.

Drill holes (and chip samples) are sampled and bagged by the geologists or under the geologist’s supervision. Samples are delivered to the assay laboratory by geology personnel by means of secure mine transport. Procedures have been implemented to ensure quality control on sample assays. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Mining and Processing

Current mining operations consist of a single six-compartment shaft (“Main South Shaft”) from surface to 50 Level (1,303 metres below surface). There are two sub-vertical shafts adjacent to the Main South Shaft on 50 level that service 70 to 95 Levels (1,938 and 2,692 metres below surface, respectively). One of these sub vertical shafts (SV2) is a dedicated rock hoist, the other (SV3) is for persons and material conveyance. The main operating levels of the mine are 85 level, 90 level and 95 level with 87 level an interlevel. All broken rock reports to 90 level or 95 level for horizontal tramming and to 95A level for skip loading and vertical conveyance. Tramming on main levels is done by means of electric rail locomotives and 14 tonne hoppers. The hoisting complex supports both conventional single reef mining and mechanized mining.

The ore is mined by conventional underground longwall mining methods (50%) and mechanized drift and fill trackless methods (50%). The conventional stope ore is drilled, blasted and scraped or washed into a series of gullies that feed an ore pass system. The trackless ore is drilled, blasted and loaded with scoop trams to internal orepasses. The ore is then transported by rail to a shaft loading system and hoisted to surface.

During June 2002 the new gold extraction plant was commissioned. It includes a two stage milling circuit (SAG Mill and Ball Mill), a gravity gold recovery circuit inclusive of leach reactors and a pump cell CIP plant. It has a planned capacity of 7,200 tonnes per day. It will be capable of producing at low cost and high extraction efficiency after an increased steady state mill feed is obtained.

The gold associated with the old plant (Mill) circuit inventory was recovered in 2002. The circuit remains intact and could be, if conditions warrant, used for additional capacity.

South Deep’s lowest workings are currently at a depth of 2,692 metres below surface. The virgin rock temperature (“VRT”) of 49.5 degrees Celsius is extensively cooled by means of site-specific refrigeration, both closed loop coil cars and open spray bulk air coolers. Currently 35MW of cooling on surface and 10MW of cooling underground on 80 level refrigerate the mine. An additional 11MW of cooling on surface will be commissioned during the 2003 year and an additional 17MW of cooling on 94 level will be commissioned in the third quarter of 2004 to coincide with the new South Deep Ventilation Shaft commissioning. The average stope wet bulb temperature is 29.6 degrees Celsius in the mine. The stope face air speed is currently 0.7 m/s on average, with a target velocity of 1.0 m/s. There are ongoing improvements to the operating practices of the cooling systems.

Potable water consumption averages 340,000 kilolitres per month. It is purchased from Rand Water, the sole potable water supplier in the area. Water from underground fissures is used for service water.

ESCOM is the sole supplier of electrical energy in the country; 132 kilovolts (kV) of electricity is supplied to South Deep from the national grid. The average power requirement of the mine is about 80 mega-watts. The underground feed is presently 6.6kV with a plan for 11kV feed down the new South Deep Main Shaft complex.

The mine currently pumps out 37 million litres of mine induced and naturally occurring water per day and re-circulates this water for refrigeration and mine operation purposes.

Environmental and Closure Aspects

In 2002, all activities at South Deep were, and have continued to be, in compliance in all material respects with applicable corporate standards and South African environmental regulations, except that the mine is currently discharging excess mine water on surface, originating from an adjacent mine to the North (Harmony N° 4 Shaft Complex). PDWAJV continues to engage in constructive dialogue with the Department of Water Affairs and Forestry (DWAF) on resolving this water issue. PDWAJV is not aware of any proposed changes to these standards or environmental regulations that would materially affect the operations or the approved closure plan.

At December 31, 2002, reclamation and other post-closure costs for South Deep were estimated to be $9 million. Of Placer Dome’s 50% share ($5 million), the Corporation has accrued $1 million through charges to earnings to date. South Deep is contributing to an environmental rehabilitation trust fund (registered with the Government) to fund the environmental closure obligations at the end of mine life. The current funding in the trust is $1 million with a required contribution of $4 million over the next 10 years and then $4 million for the next 60 years thereafter.

Zaldívar Mine

Overview

Placer Dome owns 100% of the Zaldívar open pit heap leach copper mine located in northern Chile. Zaldivar employs approximately 770 people of whom 740 are permanent employees and 30 are under temporary work contracts. The number of contractors on site varies considerably depending on construction projects, and as of December 31, 2002 there are 375 contractors involved in construction projects, 294 contractors with catering and associated services and 263 contractors involved in operations.

During 2002, Zaldívar focussed on improving recoveries and commissioning the new bucket wheel excavator for rehandling the spent ore. Some recovery projects will continue into 2003.

The proven and probable mineral reserves as of December 31, 2002 contained 6,890 million pounds (3,123,000 tonnes) of copper with a projected mine life of approximately 20 years (refer to the mineral reserve and mineral resource tables on pages 13 to 16 for further details). After taking into consideration the 2002 production, the net decrease in mineral reserves from the beginning of the year was 1,100 million pounds, a result of changing the copper price used for the determination of mineral reserves from $0.90 / lb. to $0.85 / lb. and further fine-tuning of dump leach recoveries.

In 2002, the mine produced 325.8 million pounds of copper (147,800 tonnes) consisting of 99% copper cathodes and the remainder as copper contained in flotation concentrate. The average cash and total production cost for the year was $0.45 and $0.59 per pound, respectively. Cathode quality remained reasonably high throughout the year as 86% of Zaldívar’s production met LME Grade “A” standards. This performance continues to be recognized through the registration of the “Zaldívar” brand cathode by the London Metals Exchange. Run-of-mine dump leaching, initiated in 2001 contributed about 2% of the cathode copper in 2002.

2003 Outlook

Copper production in 2003 is targeted at 311 million pounds (141,000 tonnes), 4% lower than 2002 due to lower head grades. Cash and total costs are expected to rise to $0.48 and $0.63 per pound, respectively, due to higher costs and lower production volume.

Recovery performance again continues to be an area of focus for the mine. With declining grade it will no longer be possible to fill the SX/EW refining facility in the future unless improvements to recoveries and/or tonnage capacity are made. Under present conditions of recovery, additional pad space will be required in 2005 to accommodate the extra ore unless other options to improve recovery time are successful. Agglomeration, dry crushing and increasing the amount of rafinate for leaching are all being evaluated. Industrial scale tests of ores to determine the impact of agglomeration and dry crushing on recoveries were initiated in 2002 and will be completed in 2003. Testing of a modification of the SX plant to parallel flow is also being carried out. The economics of these projects will be compared with the possibility of increasing leach pad area and simply processing more material, and a decision on an appropriate course of action should be made in 2003.

Other tests being carried out include a leaching test of coarse-crushed dump leach material, and leaching of the re-handled leached ore on the “ripios” pile.

Capital expenditures for 2003 are anticipated to be approximately $31 million, most of which relate to sustaining capital. A replacement Rahco stacker will be erected and commissioned during 2003. All truck dump boxes will be replaced early in the year with “light” boxes, allowing 15 tonnes more per load to be carried. Modifications to the SX plant to incorporate the latest thinking on protection against fire will be carried out. Upgrading the stainless steel cathodes in the electrowinning plant will cost $3.5 million.

Property

The Zaldívar Mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometres north of Santiago and 175 kilometres southeast of the port city of Antofagasta. The site is accessible by highway from the port of Antofagasta. The Antofagasta-Salta railway and a dirt airstrip constructed by Zaldívar and maintained by both Zaldívar and Minera Escondida Limitada also service the site.

The climate is characterized by clear skies, very low relative humidity and practically no precipitation. The surface topography lies at an average elevation of 3,300 metres above mean sea level. Average temperature ranges from a winter low of -7 Celsius to a summer high of 25 Celsius. There is little or no vegetation.

The property is within a 1,240-hectare claim area covered by 247 exploitation concessions. Exploitation concessions are registered within Conservador de Minas and Sernageomin (Servicio National de Geologia y Minera) under registration number Zaldivar 262/509. Environmental permit(s) are issued and registered with the Conama (Corporacion National de Medio Ambiente). All operation permits have been obtained and are in good standing.

History

1979	The initial declaration or statement of discovery (manifestacion minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez.

1981	Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%.

1989	As a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada (“MEL”) owned the other 49%. In March, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”).

A sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November.

1992	Outokumpu announced the formation of a 50/50 joint venture with Placer Dome Inc. in December, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed.

1995	Commercial production began in November 1995, after completion of construction at a cost of $574 million.

1999	Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million.

Geology and Mineralization

The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile. The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault. Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the ore body was arbitrarily divided into two zones; the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).

The Zaldívar ore body contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide and secondary sulphide ore which overlays deeper primary sulphide mineralization of lower grade. The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.

In the Main Zone ore body, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.

The Pinta Verde orebody is an extension of the main orebody and has similar host rocks to those found in the west of the Main Zone, namely andesite and granodiorite. Generally the ore contains 70% of the copper as oxide copper minerals.

Exploration and Development

No in pit drilling was carried out during 2002.

During the year, exploration continued in the prospective Zaldivar Norte area. In addition to geophysical and geotechnical work, 30 reverse circulation holes were drilled totalling 9,090 metres. Drilling was mostly focussed on the newly acquired Jardin property. Results were disappointing, but evidence of low grade porphyry copper material was found. Given the prospectiveness of the area, a new drilling effort will be carried out in the future after the information from the drilling is re-evaluated.

Exploration plans for 2003 call for continued drilling in areas of Zaldivar Norte.

Drilling, Sampling and Analysis, Security of Samples

Zaldívar orebody has been extensively drilled. Reverse circulation drilling has been done in order to develop a geological model. For exploration holes, whole core samples are taken at every 1 metre down-the-hole interval. Sampling is on 2 metre intervals. All holes are logged for lithology, alteration, mineralization and structure.

Sampling and analysis of the drilling and blast holes comply with industry standards. Blank sample protocols are used in the normal row of samples sent to the Zaldivar laboratory. Controls exist on biases and the product is checked with the security sampling curves. As well, external laboratories have been used to verify results. Databases generated with these results have been thoroughly reviewed and cross checked before being used in the mineral resources/ mineral reserves estimation processes. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Special field controllers have assured that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.

The Zaldivar Laboratory gained the accreditation ISO 17025 for 29 analyses in August 2002.

Mining and Processing

The open pit contemplates mining in seven stages, referred to as Stage 2 through to Stage 8. During 2002, ore production came from the Main Zone Stage 2 pit and Main Zone Stage 3 pit. Stripping of the Main Zone Stage 4 pit commenced. Conventional methods of open pit mining are used.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution. Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached. A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper. The electrowinning plant has been modified to produce 150,000 tonnes (330.7 million pounds) of cathode copper per year, 20% over the original design capacity of 125,000 tonnes per year. A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore. A bucket wheel excavator for re-mining the leached ore commenced work during 2002.

Process water is being supplied from ground water at Negrillar, 120 kilometres east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometre route to the fresh water pond, located near the tertiary crushing facility at the plant site.

Zaldívar receives power from SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A dual circuit, 220 kilovolt transmission line, which is 230 kilometres long, was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero. In addition, Gener constructed a link from their power line that crosses the Andes from Salta to the Zaldívar sub-station. The average power requirement of the mine is about 63 mega watts.

Sales

In 2002, there were 74 contracts for the sale of copper, the largest 5 of which represented 69% of production during the year.

Environmental and Closure Aspects

Zaldívar operates in an environmentally responsible manner with limited adverse impacts to the environment. This is largely due to the heap leaching process that operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas and employ leak detection wells to detect any potential failures.

In 2002, all activities at Zaldívar were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. Management is not aware of any proposed changes to these standards or regulations that would materially affect the operations or the approved closure plan.

The Environmental Operation System for the operation is going through the ISO 14001 accreditation process. This should be completed in the first half of 2003.

At December 31, 2002, reclamation and other post-closure costs for Zaldívar were estimated to be $34 million of which $14 million has been accrued through charges to earnings to date.

GLOSSARY OF METAL TERMS AND METRIC CONVERSION TABLE

autoclave: a closed strong vessel for conducting chemical reactions under high pressure and temperature.

ball mill: a rotating horizontal cylinder in which ore is ground using various types of grinding media including iron balls.

back fill: classified tailings or waste rock used to fill voids created by underground mining.

breccia: rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

carbonaceous: containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the whole mass.

carbon-in-leach (“CIL”) process: This process is used to recover gold into activated carbon during the agitation leach process. The gold recovery from carbon follows normal carbon stripping procedures. This process is used to improve gold recoveries when naturally occurring carbonaceous materials are present in the ore which reduce normal gold recoveries.

carbon-in-pulp (“CIP”) process: this process is used to recover gold that has been dissolved after cyanide leach agitation. Pulp, after cyanidation, is mixed in a series of agitators with coarse activated carbon particles. Carbon is moved counter-current to the pulp, absorbing gold as it passes through the circuit. Loaded carbon is removed by screening from the lead agitated tank. Gold is recovered from the loaded carbon by stripping at elevated temperature and pressure in a caustic cyanide solution. This high-grade solution is then passed through an electrolytic cell, where gold powder is deposited on a stainless steel woven wire cathode. The gold powder is washed from the loaded cathodes and then smelted to produce doré.

circulating fluid bed roaster: a furnace in which finely ground ore or concentrate is roasted to eliminate sulfur.

concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves in a given deposit.

cyanidation: a method of extracting gold or silver by dissolving it in a weak solution of sodium or potassium cyanide.

dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

diorite: an intrusive rock of magnatic origin.

doré: unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.

electrowinning: recovery of a metal from an ore by means of electro-chemical processes.

flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.

fold: a curve or bend of a planar structure such as a rock bed or a fault plane. The result of deformation processes in the earth’s crust.

footwall: the mass of rock beneath a geological structure (orebody, fault, etc.).

gangue: valueless rock or mineral material in ore.

granodiorite: a plutonic rock consisting of quartz, calcic oligoclase or andesine and orthoclase with biotite, hornblende or pyroxene as mafic constituents.

gravity concentration: a metallurgical process that separates metals from gangue using the specific gravity differential between the metal and the gangue.

greenstone: a metamorphic (cooked) rock whose green colour is due to the presence of chlorite, epidote or actinolite. Commonly a loose term used to describe deformed, recrystallized volcanic and/or sedimentary rock which has a high amphibole content as a result of its original bulk composition.

hanging wall: the mass of rock above a geological structure (orebody, fault, etc.).

igneous rock: rock which is magmatic in origin.

indicated mineral resource (CIM definition): is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource (CIM definition): is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

kriged resource: resource grades estimated using weighted averages of the surrounding samples. The weights are based on the mineralization spatial continuity which has been statistically quantified before hand.

leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

long-hole stoping: this underground method of stoping involves the drilling of blast holes generally exceeding 15 metres in length and is normally only practical for large ore bodies or wide regular veins with strong country rock to minimize waste dilution.

measured mineral resource (CIM definition): is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve (CIM definition): is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource (CIM definition): is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

non-refractory ore: ore which is relatively easy to treat for recovery of the valuable substances.

paste fill: back fill which utilizes a large percentage or all of a mine’s tailing (particularly fine fractions), and has low water content.

porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained ground mass.

pressure oxidation: a process of conducting chemical reactions under high pressure and temperature.

pressure oxidation circuit: a metallurgical process that uses high pressure and temperature to liberate precious metals from within sulphide concentrates.

probable mineral reserve (CIM definition): is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve (CIM definition): is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

qualified person: is an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

refractory rock: rock which is difficult to treat for recovery of the valuable minerals. Most commonly treated by oxidizing the rock in an autoclave.

schist: a strongly foliated crystalline rock which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).

semi-autogenous (“SAG”) mill: a large diameter grinding mill utilizing steel balls and large rock pieces to grind ore from a coarse feed size to a relatively small particle size. The semi-autogenous mill replaces the equipment normally used for fine crushing and rod milling.

shear zone: a tabular zone of rock which has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. These can be mineralized with ore-forming solutions.

stope: an underground opening in a mine from which ore is extracted.

strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.

strip (or stripping) ratio: the tonnage or volume of waste material which must be removed to allow the mining of one tonne of ore in an open pit.

sulphides: compounds of sulphur with other metallic elements.

supergene: refers to ore or ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) produced by descending ground water.

SX-EW processing: solvent extraction and electrowinning processing. Recovery of a metal from an ore by means of acid leaching and organic extraction, combined with electro-chemical processes.

tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

Metric Conversion Table

To convert	To imperial	Multiply by
	measurement units

Tonnes	Short tons	1.10231
Tonnes	Long tons	0.98422
Tonnes	Pounds	2204.62
Tonnes	Ounces (troy)	32,150
Kilograms	Ounces (troy)	32.150
Grams	Ounces (troy)	0.03215
Grams/tonne	Ounces (troy)/short ton	0.02917
Hectares	Acres	2.47105
Kilometres	Miles	0.62137
Metres	Feet	3.28084

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

United States Generally Accepted Accounting Principles

The selected financial data in Table I has been derived from the consolidated financial statements of the Corporation which have been prepared in accordance with accounting principles generally accepted in the United States. All amounts are in millions of U.S. dollars except for per share amounts.

	Years ended December 31 (1)

	2002	2001	2000

Sales	$1,209	$1,223	$1,413
Operating earnings (loss)	177	(106)	(89)
Net earnings (loss) before change in accounting policy	124	(133)	(75)
Net earnings (loss)	116	(133)	(92)
Per common share:
Net earnings (loss) before change in accounting policy	0.35	(0.41)	(0.23)
Net earnings (loss)	0.33	(0.41)	(0.28)
Diluted net earnings (loss)	0.33	(0.41)	(0.28)
Cash dividends	0.10	0.10	0.10

	December 31 (1)

	2002	2001	2000

Total assets	$3,985	$2,611	$2,972
Cash and short-term investments	544	439	340
Long-term debt and capital leases, including current portion	947	842	878
Deferred credits and other liabilities	241	166	156
Shareholders’ equity	2,159	1,343	1,513

1.	Amounts in this table reflect the following significant transactions and changes in accounting policies:

(i)	In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. This resulted in a pre-tax gain of $76 million ($49 million after tax) on a discounted basis.

(ii)	In 2000, Placer Dome recorded write-downs of $377 million ($328 million after tax) to reflect the impairment in the value of certain mine assets including $147 million for Porgera, $116 million for Las Cristinas, $66 million for Getchell, and $45 million for Osborne.

(iii)	In 2000, the adoption of U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition”, which resulted in an after-tax charge of $17 million for the cumulative effect of the change on prior year’s gold earnings.

(iv)	In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan at then current gold prices that would recover the carrying value of the asset.

(v)	On October 22, 2002 Placer Dome gained control of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increases the Corporation’s ownership in Granny Smith and Porgera Mines to 100% and 75% from 60% and 50% respectively as well as adding the Henty, Kalgoorlie West and Kanowna Belle mines to the company’s holdings.

(vi)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and

Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

(vii)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.03 per share). The above items combined to decrease net earnings by $1 million in 2002.

Canadian Generally Accepted Accounting Principles

The selected financial data in the table below has been derived from the consolidated financial statements of the Corporation which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and which are available at www.sedar.com.

All amounts are in millions of U.S. dollars except for per share amounts, Canadian GAAP basis.

	Years ended December 31 (1) (2)

	2002	2001	2000

Sales	$1,259	$1,266	$1,464
Operating earnings (loss)	159	(186)	(575)
Net earnings (loss)	119	(188)	(347)
Per common share:
Net earnings (loss)	0.30	(0.62)	(1.10)
Diluted net earnings (loss)	0.30	(0.62)	(1.10)
Cash dividends	0.10	0.10	0.10

	December 31 (1) (2)

	2002	2001	2000

Total assets	$4,018	$2,658	$3,012
Cash and short-term investments	546	440	340
Long-term debt and capital leases, including current portion	686	583	620
Deferred credits and other liabilities	229	170	157
Shareholders’ equity	2,402	1,597	1,817

1.	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to increase operating loss and net loss by $8 million or $0.03 per share. The change had no impact in 2000.

2.	Amounts in this table reflect the following significant transactions:

i)	Effective January 1, 2000, the adoption of Canadian Institute of Chartered Accountants Handbook (“CICA”) Section 3465, Income Taxes, which resulted in a reduction in opening retained earnings of $287 million.

ii)	Effective October 1, 2000, the adoption of CICA Emerging Issues Committee Abstract of Issue Discussed EIC-113, Accounting by Commodity Producers for Written Call Options. Under EIC-113, call options that are not part of a put/call collar strategy (“net call position”) are marked-to-market with the change in value recorded in earnings currently.

iii)	In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. This resulted in a pre-tax gain of $76 million ($49 million after tax) on a discounted basis.

iv)	In 2000, Placer Dome recorded write-downs of $839 million ($634 million after tax) to reflect the impairment in the value of certain mine assets including $651 million for Getchell, $119 million for Las

Cristinas, $39 million for Osborne, $18 million for Porgera, $6 million for La Coipa, $3 million for Bald Mountain and $3 million for the Mulatos property.

v)	In 2001, Placer Dome recorded write-downs and provisions totalling $331 million (with nil tax effect), including $320 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset.

vi)	On December 31, 2002, Placer Dome completed its acquisition of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increases the Corporation’s ownership in the Granny Smith and Porgera Mines to 100% and 75% from 60% and 50% respectively as well as adding the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) and the Henty and Kanowna Belle gold mines to the company’s holdings.

vii)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

Dividend Policy

For information on the Corporation’s dividend policy, see the Market for Securities in Item 7.

ITEM 6:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

INTRODUCTION

The Management’s discussion and analysis (“MD&A”) provides a detailed analysis of Placer Dome’s business and compares its 2002 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and its related notes that begin on page 95 of this report. The Corporation prepares and files its consolidated financial statements and MD&A in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements and MD&A in accordance with Canadian GAAP, in U.S. dollars, are incorporated by reference into this Annual Information Form, are filed with various Canadian regulatory authorities, are available at www.sedar.com and are included with the Corporation’s Management Proxy Circular and Statement.

The MD&A is comprised of eight key sections. The Overview provides a high level summary of Placer Dome’s financial results, operating performance and financial condition. The Financial Results of Operations section provides a detailed analysis of sales and mine operating earnings, including a review of mine-by-mine gold and copper production, costs and outlook. The Other Income and Expenses section reports on items outside of the mining operations that impact Placer Dome’s net earnings (loss) for the year. The Financial Condition and Liquidity section describes Placer Dome’s cash position and investing activities, as well as its forward sales and options program for metal sales and foreign currency. The Strategy section describes Placer Dome’s strategic plan, achievements in its focus areas and short and long term strategic targets. In Risks and Uncertainties, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed. The Markets section discusses the global supply and demand fundamentals impacting the business in the year and in the year ahead. And finally, the Outlook section outlines Placer Dome’s 2003 view of production and costs, capital expenditures, exploration and development priorities, and earnings sensitivities.

All amounts are in millions of U.S. dollars, except where otherwise indicated.

	2002	2001	2000

Sales	1,209	1,223	1,413
Mine operating earnings
Gold	282	277	360
Copper	53	69	89
Other	(11)	(10)	(7)
	324	336	442
Net earnings (loss)	116	(133)	(92)
Cash flow from operations	320	340	343
Gold
Consolidated production (000s ozs) (i)	2,756	2,776	3,024
Cash cost ($/oz) (i)	176	173	171
Total cost ($/oz) (i)	227	226	229
Consolidated sales (000s ozs)	2,716	2,876	3,093
Price realized ($/oz)	342	326	346
London spot price ($/oz)	310	271	279
Copper
Consolidated production (000s lbs)	427,477	417,160	430,210
Cash cost ($/lb)	0.45	0.45	0.45
Total cost ($/lb)	0.58	0.58	0.64
Consolidated sales (000s lbs)	431,162	420,338	436,645
Price realized ($/lb)	0.71	0.74	0.82
London spot price ($/lb)	0.71	0.72	0.82

(i)	Placer Dome’s share of gold production, cash and total production costs were 2,823,000 ounces, $178/oz and $231/oz in 2002, 2,756,000 ounces, $175/oz and $231/oz in 2001 and 2,984,000 ounces, $172/oz and $231/oz in 2000.

1. OVERVIEW

•	Consolidated net earnings under U.S. GAAP for 2002 were $116 million or $0.33 per share (respectively $124 million and $0.35 per share before change in accounting policy), compared with a loss of $133 million or $0.41 per share in 2001 and a loss of $92 million or $0.28 per share in 2000.

•	On October 22, 2002, Placer Dome announced that it had acquired a controlling interest of 56% of the outstanding shares of AurionGold Limited (“AurionGold”). Accordingly, the results of operations of AurionGold have been included in the accompanying financial statements from October 31, 2002 forward. At year end, this interest had increased to 100% of AurionGold. The acquisition increases Placer Dome’s ownership in the Granny Smith and Porgera gold mines to 100% and 75% from 60% and 50% respectively, includes the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) as well as the Kanowna Belle and Henty gold mines in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It will add approximately 1 million ounces of gold to Placer Dome’s annual production. Placer Dome also expects to realize synergies, over time, of $25 million, after-tax, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational benefits. With the completion of the acquisition, Placer Dome is pressing ahead with the integration including the closing of now redundant offices.

•	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Kinross Bell Creek mill. Placer Dome owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest.

•	In 2002, Placer Dome’s net earnings were impacted by an unrealized non-hedge derivative gain of $8 million (2001 — loss of $11 million and 2000 — gain of $17 million) and in 2001 net earnings included a $21 million translation gain relating to the closure of the Kidston mine. In 2000, net earnings included a $49 million gain on the sale of Zaldivar water rights.

•	In 2002, earnings included the effect of a change in accounting policy relating to depreciation and depletion at certain mining operations. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million. The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million. The above items combined to decrease net earnings by $1 million in 2002. In 2000, earnings include a $17 million loss due to a change in accounting policy.

•	In 2002, Placer Dome did not record any write-downs. In 2001 it recorded write-downs totalling $301 million, mostly comprised of $292 million related to the Getchell project after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. In 2000, the company recorded write-downs totalling $328 million relating to Porgera, Las Cristinas, Getchell, Osborne and Bald Mountain.

•	Cash flow from operations was $320 million, 6% lower than 2001 and 7% lower than 2000. The Corporation ended the year with $544 million in cash and short-term investments and $947 million in total debt outstanding (including $137 million as a result of the AurionGold acquisition), compared with $439 million and $844 million, respectively, at the end of 2001.

•	Under Placer Dome’s gold sales program, the Corporation realized an average price of $342 per ounce for gold, a premium of $32 per ounce over the average spot price and contributing $82 million to revenue. During 2002, excluding the impact of the AurionGold acquisition, Placer Dome successfully met its goal of reducing its ounces committed under its hedge program to 6.9 million ounces. At December 31, 2002, including the effect of the AurionGold acquisition, Placer Dome had maximum committed ounces of 12.6 million ounces under its hedge program.

•	Placer Dome’s share of gold production in 2002 was 2,823,075 ounces, including 217,694 ounces from the AurionGold properties. Consolidated gold production decreased by 1% from 2001 levels due to the closure of the Kidston mine in 2001, reduced production from Golden Sunlight as it approaches the end of its mine life, lower production due to lower grades at Cortez and a lower share of production from the Dome mine due to the formation of the Porcupine Joint Venture with Kinross. This was mostly offset by the AurionGold acquisition and increased production at a number of operations, most notably at Granny Smith due to commencement of production at the higher grade Wallaby deposit in the fourth quarter of 2001 and at Bald Mountain as a result of increased heap leach recoveries. Placer Dome’s share of unit cash cost increased by 2% to $178 per ounce. Copper production increased by 2% compared with the prior year due to higher recoveries at the Zaldivar Mine.

•	Placer Dome’s proven and probable mineral reserves as of December 31, 2002 increased by 19% over 2001 levels to 52.9 million ounces (refer to the mineral reserve and mineral resource tables on pages 13 to 16 for further details) due primarily to the inclusion of reserves from the AurionGold transaction and an increase in the long term gold price assumption from $275/oz. to $300/oz. Proven and probable copper reserves decreased by 18% due to depletion and the lowering of the long term copper price assumption from $0.90/lb. to $0.85/lb (refer to the mineral reserve and mineral resource tables on pages 13 to 16 for further details).

•	Looking ahead, Placer Dome’s share of gold and copper production in 2003 is targeted at approximately 3.5 million ounces and 400 million pounds, respectively. Cash and total production costs for gold are estimated to be around $195 and $255 per ounce, respectively. Amortization of the fair value allocation of the AurionGold purchase price is responsible for $11 of the forecast $25 per ounce increase in total production costs from 2002.

Quarterly Results

		Quarters Ended
		(unaudited)
						Years Ended
		March 31	June 30	Sept. 30	Dec. 31	Dec. 31

2002
	Sales	$303	$276	$275	$355	$1,209
	Mine operating earnings	98	76	67	83	324
	Operating earnings	74	44	36	23	177
	Net earnings	37	44	29	6	116
	Net earnings per common share	0.11	0.14	0.08	0.02	0.33
2001
	Sales	$341	$302	$288	$292	$1,223
	Mine operating earnings	93	89	74	80	336
	Operating earnings (loss)	65	54	(278)	53	(106)
	Net earnings (loss)	16	33	(211)	29	(133)
	Net earnings (loss) per common share	0.05	0.10	(0.65)	0.09	(0.41)

(i)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude future estimated mining and development costs. Accordingly the results for the first three quarters have been restated.

Critical Accounting Policies

Placer Dome’s accounting policies are described in note 1 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in preparing Placer Dome’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

The attached consolidated financial statements are prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

Property, Plant and Equipment / Exploration and Development

In accordance with its accounting policies in these areas, Placer Dome capitalizes costs incurred on properties after it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan. Upon commencement of production, capitalized costs for assets in use are subject to depreciation and depletion over their estimated economic lives.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic; and

•	increases in operating mining, processing and reclamation costs could adversely affect the economic viability of mineral reserves.

Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates, change its production estimates or increase its costs. Changes in reserve quantities would cause corresponding changes in amortization expense in periods subsequent to the reserve revision, and could result in impairment of the carrying amount of property, plant and equipment.

Derivatives and Hedging Activities

Placer Dome has elected to treat gold and silver forward contracts and cap agreements which call for normal course sales requiring settlements through physical delivery as being exempt from U.S. Financial Accounting Standards Board Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Accordingly, gains and losses on these instruments are recognized in sales revenue on the forward date identified at the contract inception. Had Placer Dome not made this election, the instruments would have been recorded on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of the instruments would have been recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the instruments and whether they qualify for hedge accounting as defined in SFAS 133 and could have resulted in increased volatility in earnings.

Canadian GAAP

Disclosure of the differences between accounting principles and practices generally accepted in the U.S. and those generally accepted in Canada (“Canadian basis”) is included in note 20(d) to the consolidated financial statements. Had the consolidated financial statements been prepared on the Canadian basis, the Corporation would have reported net earnings of $119 million ($0.30 per share) in 2002 compared with a loss of $188 million ($0.62 per share) in 2001 and a loss of $347 million ($1.10 per share) in 2000.

2.	FINANCIAL RESULTS OF OPERATIONS

PRODUCTION AND OPERATING SUMMARY

			For the year ended December 31								Estimated annual 2003

				Placer Dome's Share

	Placer						Production
	Dome's share		Mine	Millfeed					Cost per unit(2)		Production	Cost per unit(2)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)		(ozs,	($/oz, $/lb)
Mine	production)		earnings(1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total	000s lbs)	Cash	Total

GOLD
Canada
Campbell	100%	2002	$12	357	17.5	96.1	193,150	+ 8%	172	244	193, 000	181	253
		2001	$(3)	438	13.3	94.8	178,139		208	287

Dome(3)	100%	2002	(3)	1,673	2.4	91.8	118,663	-61%	245	328	—	—	—
		2001	1	4,122	2.6	89.3	302,795		208	268

Musselwhite	68%	2002	1	787	5.9	95.3	142,579	-10%	219	292	161,000	199	272
		2001	1	878	5.9	95.3	158,988		191	265

Porcupine(3)	51%	2002	2	1,095	3.2	91.6	101,919	—	230	285	226,000	209	269

United States
Bald Mountain	100%	2002	19	5,265	1.1	91.3	172,328	+ 59%	152	203	97,000	172	225
		2001	(10)	3,777	1.5	65.3	108,393		280	365

Cortez(4)	60%	2002	86	2,217	7.5	88.6	649,006	-9%	129	168	594, 000	141	192
		2001	78	2,153	9.0	90.7	712,850		121	161

Getchell(5)	100%	2002	2	—	—	—	54,806	n/a	107	179	89, 000	172	190
		2001	—	—	—	—	3,111		—	—

Golden Sunlight	100%	2002	—	2,271	2.0	78.4	111,806	-43%	279	305	143,000	141	158
		2001	5	2,338	3.2	80.9	195,507		123	249

Australia
Henty(7)	100%	2002	(1)	43	7.4	93.7	7,963	n/a	323	414	95,000	183	293

Granny Smith(7)	100%/60%	2002	46	2,505	4.3	92.5	326,894	+ 57%	124	161	283, 000	196	271
	60%	2001	20	2,180	3.3	91.1	208,306		170	181

Kalgoorlie West(7)	100%	2002	(2)	516	4.0	93.9	61,841	n/a	201	330	381,000	230	300

Kanowna Belle(7)	100%	2002	1	326	5.7	90.1	69,337	n/a	147	269	242,000	172	285

Kidston(8)	70%	2001	6	2,392	1.4	86.0	103,403		166	217

Osborne(9)	100%	2002	•	1,461	1.0	79.9	38,149	-9%	•	•	37,000	•	•
		2001	•	1,487	1.1	80.2	41,706		•	•

Papua New Guinea
Misima(6)	80%	2002	14	4,757	0.9	88.4	115,638	-13%	196	213	109, 000	213	226
		2001	8	4,590	1.0	89.1	133,282		186	218

Porgera(7)	75% /50%	2002	10	2,437	5.2	84.7	368,769	-3%	216	269	571,000	239	296
	50%	2001	8	2,881	4.9	81.6	380,311		207	250

Chile
La Coipa(10)	50%	2002	1	3,172	1.1	84.7	95,989	+ 64%	224	306	85, 000	215	298
		2001	(4)	3,174	0.7	82.4	58,425		212	297

South Africa
South Deep(11)	50%	2002	13	889	7.1	96.4	194,238	+ 14%	204	241	233,000	206	243
		2001	7	678	8.1	97.2	171,126		196	235

Metals hedging revenue		2002	82
		2001	156

TOTAL GOLD(2)		2002	$282				2,823,075	+ 2%	178	231	3,539,000	194	256
		2001	$277				2,756,342		175	231

COPPER
Osborne(8)	100%	2002	10	1,461	3.3	96.0	101,652	-6%	0.47	0.58	85, 000	0.55	0.67
		2001	12	1,487	3.5	95.6	108,496		0.50	0.62

Zaldí var(12)	100%	2002	42	15,961	1.0	84.4	325,825	+ 6%	0.45	0.59	311, 400	0.48	0.63
		2001	50	16,458	1.2	69.6	308,664		0.43	0.56

Metals hedging revenue		2002	1
		2001	7

TOTAL COPPER		2002	$53				427,477	+ 2%	0.45	0.58	396,400	0.49	0.64
		2001	$69				417,160		0.45	0.58

Other		2002	(11)
		2001	(10)

CONSOLIDATED MINE		2002	$324
OPERATING EARNINGS (1)		2001	$336

Notes: Refer to page 94 of this report for the notes to the Production and Operating summary. Effective January 1, 2002, Placer Dome is reclassifying amortization of deferred stripping costs as a cash cost instead of a non-cash cost in accordance with the Gold Institute’s revised disclosure standard. Prior year’s cash production costs have been restated for comparative purposes. The mines that were impacted by this change are the following with their 2001 deferred stripping cost per ounce as indicated: Bald Mountain ($50/oz), Cortez ($38/oz), Golden Sunlight ($22/oz), Porgera ($28/oz) and La Coipa ($9/oz). During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude future estimated mining and development costs. The effect of the change in 2002 was to increase mine operating earnings by $7 million.

2002 compared with 2001

Mine operating earnings were $324 million in 2002, 4% lower than 2001 due to lower contribution from copper partially offset by increased contribution from gold.

Gold operating earnings increased by 2% in 2002 to $282 million compared with 2001. Gold sales revenue was $916 million in 2002 compared with $927 million in the prior year reflecting a 4% decline in sales volume and a $5 per ounce increase in the average realized price. Consolidated gold production increased by 1% from 2001 levels due to the AurionGold acquisition and increased production at a number of operations, most notably at Granny Smith due to commencement of production at the higher grade Wallaby deposit in the fourth quarter of 2001 and at Bald Mountain as a result of increased heap leach recoveries. This was mostly offset by the closure of the Kidston mine in 2001, reduced production from Golden Sunlight as it approaches the end of its mine life, lower production due to lower grades at Cortez and a lower share of production from the Dome mine due to the formation of the Porcupine Joint Venture with Kinross. Consolidated cash and total production costs per ounce for the year were $178 and $231, respectively, compared with $175 and $231, respectively, in 2001.

Copper operating earnings of $53 million in 2002 were 23% lower than 2001 due primarily to a 4% lower realized price per pound. Copper sales revenue was $289 million compared with $291 million in 2001, reflecting the decrease in the average realized price partially offset by a 3% increase in sales volume. Consolidated copper production was 427.5 million pounds (193,955 tonnes), up marginally from last year due to higher production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.45 and $0.58, respectively, compared with $0.45 and $0.58, respectively, in 2001. The higher costs experienced at the Zaldívar Mine were offset by lower costs at the Osborne Mine.

Canada

•	Following completion of the revised mine plan in October 2001, production at Campbell Mine in 2002 increased 8% compared with prior year due to a 32% increase in grades and a slight increase in recoveries, partially offset by a 18% decrease in throughput. Throughput was reduced to permit an increase in development work necessary to provide adequate flexibility to the operation. Ongoing mine development and continued definition of the DC Zone resulted in probable mineral reserve additions of 0.3 million ounces.

Development of the DC Zone will be initiated in 2003. The development program calls for an investment of $17 million over three years of which approximately $11 million will be spent in 2003. The DC Zone is a new mining area within the Campbell mine and lies between 5500 and 6300 feet below surface, accessed by the bottom two levels of the Reid shaft. This investment will provide access to over 300,000 ounces of mineral resources and allow exploration in surrounding areas.

The DC Zone development is the initial success resulting from the ability to explore at depth with the completion of the Reid shaft. Over the next 5 years Campbell expects to average 200,000 ounces of production at cash costs averaging $165/oz.

•	Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”) and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. The objective is to increase value by combining Dome’s modern operations with Kinross’ large and highly prospective land package that is expected to extend the productive life of the Dome facilities. PDCLA owns a 51% interest in and is the operator of the joint venture. The immediate focus will be on optimizing production from the combined operations. At the Dome Mine, production in the first six months of 2002 was 22% lower than the prior year period due to mechanical problems with the crushing and conveying circuit and lower grades. In the second half of 2002, the Porcupine

Joint Venture contributed 101,919 ounces, which is 32% below Dome Mine’s contribution in the same prior year period. The contribution to Placer Dome’s annual production from the Dome Mine and the Porcupine Joint Venture for 2002 was 222,582 ounces, 27% below that of Dome Mine in 2001. The operations, as synergistic benefits are realized, are expected to continue the trend of increased production in the fourth quarter of 2002 throughout 2003 with Placer Dome’s share of production forecast to be 226,000 ounces with cash and total unit operating costs of $209 and $269 respectively. With mining of the Dome underground scheduled to be completed in early 2004, the focus will be to add significant mineral reserves and mineral resources through an aggressive underground and surface exploration program. The Pamour pit is the most prospective target at this time as the feasibility study was completed in 2002 adding 0.8 million ounces of mineral reserves (0.1 million ounces proven and 0.7 million ounces probable). This study will be expanded in 2003.

•	At the Musselwhite Mine, Placer Dome’s share of gold production in 2002 was 10% lower than 2001, primarily due to unplanned production interruptions and delays in commissioning of the new underground crusher and conveyor system. The conveyor system is expected to meet design capacity in 2003.

Cash costs were higher due to these factors and increased development work, but are expected to improve to $199/oz in 2003 as production returns to 2001 levels of 160,000 ounces to Placer Dome’s account. A decrease in grades is offset by higher throughput resulting from the completion of the conveyor system. As a result of a re-negotiation with the local First Nations communities completed in 2002, Musselwhite is no longer subject to any limit on daily mill throughput.

Exploration efforts continue on increasing the mineral resource base of the mine within existing known areas of mineralization and exploiting the position of the mine as the only processing infrastructure within a 250 kilometre radius.

United States

•	Placer Dome’s share of production from the Cortez Mine in 2002 was 9% lower than 2001 due primarily to lower grade ore for CIL processing and carbonaceous ore sales which ceased in July 2002 but restarted in November 2002. New terms for carbonaceous ore sales, which include the processing of previously uneconomic ore types, were renegotiated with Barrick Gold resulting in the resumption of sales. Unit cash and total production costs are higher in 2002 due to higher costs associated with South Pipeline and lower production.

Construction of the South Area Heap Leach pad was completed during 2002 with the pad being commissioned in July. The Cortez joint venture is currently undergoing permitting for the expansion of the South Pipeline deposit, which includes stages 8 and 9, as well as the Crossroads and Gap orebodies. Permitting is expected to be completed in 2004. Permitting for the Pediment deposit, which hosts a proven and probable mineral reserve of 1.2 million ounces, is also underway.

Cortez has completed an engineering pre-feasibility study comparing the viability of treating carbonaceous, preg-robbing ore from the Pipeline / South Pipeline deposit using two new competing processes. One method uses a modified cyanide-based leaching process and the other uses a thiosulfate-based heap leaching process. A full feasibility study is slated for late 2003 after completion of the current work program. The selected alternative will reduce Cortez’ need to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves.

Gold production in 2003 is expected to be 8% lower than 2002 due to lower grades and throughput somewhat offset by higher heap leach production. Cash and total production costs per ounce are expected to increase 9% and 14% respectively from 2002 levels primarily due to lower production.

In 2003 the mine has an exploration budget of $12 million that will focus on further delineation of known deposits and several prospective areas within the land package, including the Cortez and Horse Canyon windows. At the Hilltop property, which hosts refractory and oxide material, further engineering and metallurgical testing will be conducted in 2003.

•	At the Bald Mountain Mine, production in 2002 was 59% higher than 2001 due to improvements in leach pad solution chemistry leading to higher recovery and increased carbon column capacity. Gold production in 2003 is expected to decrease by 43% as mining is completed in July but production continues supplemented by the processing of stockpiles. The heap leach pads are expected to produce gold through 2008. A number of areas, including Stage 7 of the Top Pit are being evaluated to identify economic extensions to the life of the mine.

•	With Golden Sunlight approaching the end of its mine life, gold production in 2002 was 43% lower than 2001. Milling of stockpiled ore was essentially completed in September 2002 when the pit ramp went into production. In the first quarter of 2002 a proposal for underground mining was approved and the project has been contributing ore since June. Golden Sunlight is expected to source ore from the ramp until May 2003 after which ore will be sourced from underground mining. The mine and mill are scheduled to close in September, 2003.

The mine has been conducting concurrent reclamation over the past several years and has completed reclamation of the first tailings impoundment and west waste rock dump at a cost of $12 million, less than half of the amount currently secured by bond. The completed reclamation covers an area of 1,030 acres, or nearly half of the total area to be reclaimed. The mine continues to work closely with the local community to identify the best alternatives for use of the property post-closure.

Gold production in 2003 is expected to be 28% higher than 2002 at greater than 140,000 ounces with cash costs below $150/oz driven by higher grades from the ramp and underground.

•	In 2002, ongoing work at the Getchell Mine has been encouraging. During 2002, the operation had 57 employees who worked to further define the potential to resume mining the Getchell and Turquoise Ridge orebodies. This resulted in Placer Dome reporting proven and probable mineral reserves of 2.7 million ounces at year end (refer to the mineral reserve and mineral resources tables on pages 13 to 16 for more details). In September, a test-mining program at Turquoise Ridge and the high-grade N Zone was initiated to determine the viability of sustained production of 300,000 ounces per year from the mine, this work will continue through all of 2003. During the fourth quarter of 2002, the mine evaluated the economic potential of contract mining of the Getchell orebody resulting in a decision to commence contract mining in January 2003. In 2002, production from pre-existing stockpiles totalled 54,806 ounces which were processed at Newmont’s Twin Creeks facility under the current contract that runs through June 2004. Production in 2003 from these initiatives is anticipated to be approximately 89,000 ounces at cash and total costs of $172 and $190 per ounce respectively.

Australia and Papua New Guinea

•	At the Porgera Mine, Placer Dome’s share of production in 2002 was 3% below 2001 levels due to production interruptions in the third quarter of 2002 partially offset by higher grades and two months of production from the additional 25% interest in Porgera acquired in the AurionGold transaction. Electrical power was only available intermittently from July 16, 2002 until October 12, 2002 due to several acts of vandalism that interrupted the power supply. The open pit operations were suspended from August 27, 2002 until October 12, 2002. Cash and total costs per ounce at $216 and $269 (excluding $7 million of costs related to the production interruption) respectively, are higher than 2001 due to lower production as well as amortization of the fair value allocation to the additional 25% interest from the AurionGold acquisition.

Underground mining, which was suspended in 1997, recommenced in the fourth quarter of the year. A probable underground mineral reserve of 0.6 million ounces is reported for Porgera. Greater understanding of the costs of underground mining has lead to a review of the underground mineral resource to evaluate a more appropriate cut-off grade. A lower cut-off grade would substantially increase continuity of the underground mineral resource.

In 2003, Placer Dome’s share of gold production is expected to be 571,000 ounces, a 55% increase over 2002 due to higher throughput and grades and ownership of the additional 25% interest for the full year. Unit cash and total operating costs are expected to increase by approximately 10% in 2003 from 2002 due to an increase in the percentage of more costly underground feed in 2003 and the amortization of the fair value allocation from the AurionGold acquisition.

•	At the Granny Smith Mine, Placer Dome’s share of production in 2002 was 326,894 ounces (or 57%) higher than 2001 due to the commencement of production from the higher grade Wallaby deposit in the fourth quarter of 2001 and two months of production from the additional 40% interest in Granny Smith acquired in the AurionGold transaction. Both the Sunrise and Jubilee pits were depleted during the first quarter of 2002.

In 2003, production is expected to be around 283,000 ounces, a 13% decrease from 2002 due to by decreased grades, production and recovery due to harder ore as the Wallaby pit deepens partially offset by ownership of the additional 40% interest for the full year. Unit cash and total operating costs are expected to increase by approximately 58% and 68% respectively in 2003 due to lower gold production and higher depreciation associated with the fair value allocation of the 40% interest from the AurionGold acquisition.

•	At the Osborne Mine, copper and gold production in 2002 were 101.7 million pounds and 38,149 ounces respectively, a decrease of 6% and 9% from 2001 levels due primarily to lower grades. Cash and total cost per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.47 and $0.58 respectively a 6% and 7% decrease from 2001 due to cost control efforts. Production for 2003 is expected to be approximately 85 million pounds of copper and 37,000 ounces of gold with cash and total costs per pound of $0.55 and $0.67 respectively. The anticipated decrease in copper production and corresponding increase in unit costs is due to lower copper grades.

•	Mining was completed at the Misima Mine on May 26, 2001 and production for the remainder of 2001 and all of 2002 was from the processing of stockpiled ore. Stockpile milling is anticipated to continue into 2004. Production in 2002 was lower than 2001 due to higher throughput more than offset by lower grade. Production for 2003 is expected to be approximately 6% below 2002 levels due to decreased throughput.

•	As a result of the AurionGold acquisition, in addition to the interests discussed above, Placer Dome acquired the Paddington and Kundana mills and related mines (collectively “Kalgoorlie West”), and the Kanowna Belle and Henty mines effective October 31, 2002. Placer Dome’s share of production from these mines for the final two months of 2002 were 61,841 ounces from Kalgoorlie West, 69,337 ounces from Kanowna Belle and 7,963 ounces from Henty.

In December 2002, Kanowna Belle suffered a slide along a known fault that affected its pit ramp. Impact on production was minimal and operations returned to normal after access to a portal was restored. Remediation of the pit ramp will be completed in the first quarter of 2003 at a cost of $1 million.

Forecast production for 2003 for the mines are approximately 381,000 ounces from Kalgoorlie West, 242,000 ounces from Kanowna Belle and 95,000 ounces from Henty at cash costs of $230, $172 and $183 per ounce respectively. As a result of higher depreciation associated with the fair value allocation from the AurionGold acquisition, total unit costs for each of these mines will be approximately $300 per ounce for 2003. The 2003 production forecast and unit cost estimates are based on the mining plans developed by AurionGold prior to its acquisition by Placer Dome and are potentially subject to revision when Placer Dome completes its own strategic business plan for each of the sites.

South Africa

•	At the South Deep Mine, Placer Dome’s share of production for 2002 was 14% higher than the prior year due to higher throughput, partially offset by lower grades. Unit cash and total production costs, at $204 and $241 per ounce, respectively, were marginally higher compared with the prior year period, as the costs related to higher throughput and local inflation were partially offset by increased production and the favourable impact of a weakening rand relative to the U.S. dollar, (which, in yearly average terms, declined in value by about 22% from 2001 to 2002).

•	In 2002, construction activity was focused on enhancing underground haulages, ventilation and service infrastructure to accommodate rising production volumes. During the first half of the year, the main shaft was completed to its ultimate depth of 2,990 metres and the new 7,350 tonnes per day mill was commissioned with its first gold poured in June. Equipping of the main shaft is in progress and commissioning is planned for late 2003, with full operation by 2004. The vent shaft is also scheduled for commissioning in the first quarter of 2004. The final year of significant capital expenditures on the new infrastructure will be 2003 as the operation invests $48 million for Placer Dome’s share of capital less any internal cash flow generated by the operation.

•	Placer Dome expects gold production (100%) will gradually ramp up from 460,000 ounces per year in 2003 to 700,000 ounces per year by 2007, averaging 600,000 ounces per year over this five-year period. Beyond 2007, production is expected to exceed 750,000 ounces per year.

•	South Deep success in transitioning to a mechanized operation continues with greater than 50% of production coming from mechanized stopes in the fourth quarter of 2003. One new mechanized fleet will be commissioned in 2003 taking the total fleets in operation to 5. For 2003 greater than 50% of production will be derived from mechanized areas.

•	Over the next five years, Placer Dome expects cash and total costs to average about $145 and $180 per ounce, respectively. Longer term, after full production is achieved, cash and total costs are expected to average about $135 and $175 per ounce, respectively. These unit costs are based on a long term rand to US dollar exchange rate of 11:1, any change from which would have an impact on the unit costs. At December 31, 2002 this exchange rate was approximately 8.6:1.

•	On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date fixed by the President by proclamation. It is expected that commencement of the Act will not be proclaimed until the related instruments (including regulations, and the Charter and money bill) have been introduced, finalized and brought into operation. (See the Government regulations and changes in legislation heading of the Risks and Uncertainties section of this Management Discussion and Analysis for more information.)

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and related instruments and assess their impact on current operations and future development at South Deep.

Chile

•	At the Zaldívar Mine, copper production in 2002 increased by 6% compared with 2001 due to higher recoveries. In 2003, production is targeted at 311 million pounds (141,200 tonnes), 4% lower than 2002 due primarily to lower grade ore budgeted for the year. Cash and total costs are expected to rise to $0.48 and $0.63 per pound, respectively, reflecting lower production and higher consumables costs.

•	At the La Coipa Mine, Placer Dome’s share of gold production in 2002 was 95,989 ounces, an increase of 64% compared with 2001 due to higher grades. Silver production in 2002 was 3,595,000 ounces compared to 6,060,000 in 2001, with the decrease being primarily due to the mining of lower grade silver ore in 2002. Cash and total cost per equivalent ounce of gold (calculated using a ratio of the silver market price to gold market price) increased to $224 and $306 from $212 and $297 respectively in 2001 due to the fact that the higher gold grades were more than offset by the lower silver grades. Gold production in 2003 is expected to decrease by 10% from 2002 levels while silver production is expected to increase by 11% to 4,000,000 ounces due to changing grades and recoveries for each metal. Cash cost per equivalent ounce is expected to decrease by 4% from 2002 levels due to an increase in capitalized development work.

2001 compared with 2000

Mine operating earnings were $336 million in 2001, 24% lower than 2000 due primarily to lower contribution from gold.

Gold operating earnings declined by 24% in 2001 to $275 million compared with 2000 due primarily to a 13% decline in sales revenue. Gold sales revenue was $927 million in 2001 compared with $1,063 million in the prior year reflecting a 7% decline in sales volume and a $20 per ounce decrease in the average realized price. Consolidated gold production declined by 8% to 2,776,000 ounces compared with the prior year with 9 of the eleven consolidated gold mines experiencing lower production. Consolidated cash and total production costs per ounce for the year were $175 and $231, respectively, compared with $172 and $230, respectively, in 2000. Despite the impact of lower production, unit cash costs in 2001 were substantially the same as last year due primarily to the favourable impact of weaker local currencies against the U.S. dollar, as well as cost cutting and productivity improvements at a number of the operations. For the 12-month period ended December 31, 2001, the Canadian, Australian, Papua New Guinean, Chilean and South African currencies weakened by 6%, 9%, 24%, 15% and 58%, respectively relative to the U.S. dollar.

Copper operating earnings of $69 million in 2001 were 22% lower than 2000 with a 9% improvement in unit total production costs being more than offset by a 15% decline in sales revenue. Copper sales revenue was $291 million compared with $343 million in 2000, reflecting declines of 4% in sales volume and 10% in the average realized price. Consolidated copper production was 417.2 million pounds (189,220 tonnes), 3% down from last year due to lower production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.45 and $0.58, respectively, compared with $0.45 and $0.64, respectively, in 2000. The $0.06 per pound decline in unit total production costs in 2001 reflects lower depreciation charges resulting from the 2000 year-end mineral reserve increase at the Zaldívar Mine and the asset write-down at the Osborne Mine.

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce of gold, in accordance with the Gold Institute Standard, are as follow:

	2002	2001	2000

	$	$	$
Direct mining expenses	160	166	166
Stripping and mine development adjustment	3	—	(1)
Third party smelting, refining and transportation costs	1	1	1
By-product credits	(1)	(2)	(2)

Cash operating costs per ounce	163	165	164

Royalties	10	6	5
Production taxes	3	2	2

Total cash costs per ounce(ii)	176	173	171

Depreciation	43	43	36
Depletion	4	2	14
Reclamation and mine closure	4	8	8

Total production costs per ounce	227	226	229

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce for gold mine operations have been derived from amounts included in sales revenues, cost of sales and depreciation and depletion in the Consolidated Statements of Earnings as follows:

(in millions of dollars except production and cost per ounce)	2002	2001	2000

Cost of sales related to gold operations	$499	$519	$539
By product credits included in sales revenue	(4)	(4)	(6)
Inventory adjustments	4	(17)	2
Reclamation costs	(12)	(25)	(24)
Other(i)	(9)	—	—

Gold production costs	$478	$473	$511

Gold produced (000’s ozs.)(i)	2,718	2,734	2,994

Cash production cost per ounce(ii)	$176	$173	$171

Depreciation and depletion related to gold operations	$126	$119	$150
Reclamation costs	12	25	24

Gold non-cash production costs	$138	$144	$174

Gold produced (000’s ozs.)(i)	2,718	2,734	2,994

Non-cash production cost per ounce	$51	$53	$58

Total production cost per ounce	$227	$226	$229

(i)	Gold produced excludes production by Osborne as it produces copper concentrate with gold as a by-product. Other includes management fees and unusual costs such as significant severance or costs incurred during temporary mine shutdowns.

(ii)	Effective January 1, 2002, Placer Dome is reclassifying amortization of deferred stripping costs as a cash cost instead of a non-cash cost in accordance with the Gold Institute’s revised disclosure standard. Prior year’s cash production costs have been restated for comparative purposes.

3.   OTHER INCOME AND EXPENSES

General and Administrative Expenses

General and administrative expenses were $40 million in 2002, $41 million in 2001, and $43 million in 2000.

Exploration Expense

	2002	2001	2000

	$	$	$
Minesites	28	20	16
Getchell, Nevada	4	4	21
Donlin Creek, Alaska	1	—	2
Other	19	20	17

	52	44	56

Exploration expense was $52 million in 2002, $44 million in 2001 and $56 million in 2000. Minesite exploration, where the probability of success and benefit is highest, was increased to $28 million in 2002 compared with $20 million and $16 million in 2001 and 2000, respectively. The increase was due in part to Placer Dome’s strategic focus on increasing the percentage of exploration dollars spent at existing minesites.

Resource Development, Technology and Other Expenses

	2002	2001	2000

	$	$	$
Getchell development and holding costs	15	30	28
Pueblo Viejo	3	3	—
Las Cristinas	—	2	6
Aldebarán feasibility and holding costs	1	1	8

Total Resource Development	19	36	42
Technology	7	7	5
Equity Silver reclamation	12	1	1
Gold marketing	7	6	3
Other	10	6	4

	55	56	55

Development and holding costs for Getchell and Las Cristinas relate to ongoing site costs from July 1999, subsequent to the suspension of Getchell’s mining operations and Las Cristinas’ mine construction. Technology expenditures relate to the research and development of improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. Reclamation costs for Equity Silver in 2002 relate to an accrual for additional capital expenditures to upgrade water treatment facilities and for the long term operation of those facilities. In January 2000, Placer Dome completed the final feasibility study on the Aldebarán property in Chile, and concluded that the project was not economic at prevailing prices for gold and copper. Of the $8 million Aldebarán costs incurred in 2000, $5 million related to the accrual for outstanding commitments to Bema Gold Corporation.

Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to estimated fair value is recorded.

Mine asset impairment analyses were performed using a long-term gold price of $300/oz. in 2002, $275/oz. in 2001 and $300/oz. in 2000. For short-lived mines and stockpiled ore, a gold price of $300/oz. was used in 2002 and $275/oz. was used in 2001 and 2000. In 2002, no write-downs were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis at then current gold prices failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

In 2000, a $377 million non-cash charge ($328 million after tax), comprised of $147 million for Porgera, $116 million for Las Cristinas, $66 million for Getchell, $45 million for Osborne and $3 million at Bald Mountain, was recorded. At Porgera, the write-down comprised of reductions to stockpiles ($9 million), capitalized development ($38 million) and the remaining excess purchase price ($100 million) which arose in 1997 with the acquisition of Highlands Gold Limited for the additional 25% interest in the Porgera Mine. The provision at Getchell included a write-down of $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. The provision at Osborne primarily related to capitalized development costs. In the second quarter of 2000, the Corporation wrote off its investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at current or foreseeable gold prices. On July 13, 2001, Placer Dome’s wholly owned subsidiary, Placer B-V Limited (“PBV”) sold all of its shares of Placer Dome de Venezuela C.A. which held a majority interest in Minera Las Cristinas, the corporation formed to develop the Las Cristinas property.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the ore, the efficiency of the gold recovery and the ultimate costs to extract and process the ore. Should the gold price fall below the $300 per ounce level over the longer term or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Derivative Gains(Losses)

	2002	2001	2000

	$	$	$
Realized non-hedge derivative gains (losses)
Currency	(8)	(18)	(62)
Unrealized non-hedge derivative gains (losses)
Metals	(13)	4	14
Currency	24	(15)	11

	3	(29)	(37)

In 2002, Placer Dome realized losses on currency derivatives, primarily on option contracts relating to the Australian dollar. The unrealized non-hedge derivative gains (losses) relate to the change in mark-to-market values of foreign currency forward and option contracts and certain metals option contracts which do not meet the exemption under FAS 138. In 2002, some of these contracts were acquired as part of the AurionGold acquisition. The cumulative gain in 2002 reflected a strengthening of the Australian dollar relative to the U.S. dollar during the year over the period which these instruments were held including those from the AurionGold acquisition.

Investment and Other Business Income

	2002	2001	2000

	$	$	$
Interest income	10	16	18
Dividend income	5	—	—
Gain and interest income on sale of water rights	6	6	76
Foreign exchange gains (losses)	(2)	(4)	3
Cumulative translation adjustment recognized on the closure of Kidston	—	21	—
Gains on sales of investments and assets	9	2	10
Gains on redemption of preferred securities	—	—	5
Other	11	1	10

	39	42	122

Interest income was $6 million lower than the prior year due to lower short term interest rates partially offset by higher cash and investment balances throughout 2002. The decline in interest income in 2001 from 2000 was due to lower short term interest rates. In the third quarter of 2002, Placer Dome recorded dividend income of $5 million from its investment in AurionGold. After the acquisition of control of AurionGold in the fourth quarter, the operations were consolidated. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. This resulted in a pre-tax gain of $76 million ($49 million after tax) on a discounted basis. In the third quarter of 2001, with the shut-down of the Kidston Mine, Placer Dome realized a gain of $21 million on the cumulative translation adjustment on its investment, the amount of which was previously recognized in accumulated other comprehensive income. In 2000, included in gains on investments and assets was $8 million, recorded in the first quarter, related to the disposal of the Corporation’s common share investment in Vengold Inc. Of the $10 million in other income in 2000, $7 million was related to the settlement of a 1993 sale agreement with the Papua New Guinea Government for its acquisition of additional ownership interests in the Porgera Mine.

Interest and Financing Expense

Interest and financing costs were $72 million in 2002, compared with $76 million in 2001 and $79 million in 2000. Of these amounts, $6 million were capitalized in 2002, $6 million in 2001 and $4 million in 2000 in connection with construction projects. The lower level of interest and financing expenses in 2002 reflects the debt repayments made in all three years.

Other Items Affecting Earnings

The effective tax rates were 22% in 2002, 22% in 2001 and 8% in 2000 (see note 8(c) to the consolidated financial statements for further information). Also, tax rates over the last three years have declined due in part to tax rate reductions in a number of jurisdictions where Placer Dome’s operations are located.

Equity in the results of associates was a gain of $5 million in 2002, compared with a loss of $1 million in 2001 and a loss of $4 million in 2000.

During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included these future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and amortization rates. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.02 per share). The above items combined to decrease net earnings by $1 million in 2002.

4.   FINANCIAL CONDITION AND LIQUIDITY

Cash From Operations

Cash flow from operations was $320 million in 2002 compared with $340 million and $343 million in 2001 and 2000, respectively. The decrease of 6% from 2001 primarily reflects an increase in the investment in non-cash working capital partially offset by higher cash earnings.

Investing Activities

Total funds invested in property, plant and equipment, excluding deferred stripping, over the last three years are detailed below.

	2002	2001	2000

	$	$	$
South Deep development	45	51	43
Cortez heap leach pad expansion	13	3	—
Wallaby development	7	34	—
Zaldívar dynamic pad project	—	31	5
Getchell development	—	14	32
Other	62	59	62

	127	192	142

Development at South Deep primarily related to the main shaft and underground development. In 2002, investing activities included a net $47 million cash expenditure on the AurionGold acquisition ($76 million of acquisition costs offset by $29 million in cash in AurionGold upon acquisition). In 2000, investing activities also included sales proceeds of $17 million of which $9 million were related to the disposal of shares of Vengold Inc.

Financing Activities

Consolidated short and long-term borrowings were $947 million at December 31, 2002, compared to $844 million at the end of 2001. Financing activities in 2002 included net debt and capital lease repayments of $34 million and dividend payments of $46 million. In 2002, the Corporation assumed $137 million of debt in its acquisition of AurionGold. In 2001, the Corporation made net debt and capital lease repayments of $34 million and paid out $38 million in dividends. In 2000, the Corporation retired $28 million of long-term debt at a cost of $23 million, made capital lease payments of $8 million, repaid $31 million of short-term debt and paid dividends of $35 million.

Cash Resources and Liquidity

At December 31, 2002, Placer Dome had cash and short-term investments of $544 million resulting in working capital of $286 million, compared with $439 million and $499 million, respectively, at the beginning of the year. The decrease in working capital is attributable to the $137 million of short term debt assumed in the AurionGold acquisition and the fact that $200 million of Placer Dome’s unsecured bonds are due in 2003. Of Placer Dome’s cash and short-term investments, $519 million was held by the Corporation and its wholly-owned subsidiaries and $25 million by other subsidiaries. In September 2002, Placer Dome renewed the 364-day revolving term portion of its credit facilities with an international consortium of banks at an amount of $280 million. Including the fully committed facility of $400 million

(through to 2005) and other minor lines, Placer Dome had approximately $732 million of undrawn bank lines of credit available at December 31, 2002.

In 2003, the Corporation plans to further reduce its long-term debt by $337 million with the scheduled maturity of a portion of its bonds and repayment of the $137 million in debt assumed in the AurionGold acquisition.

At December 31, 2002, Placer Dome has outstanding commitments aggregating $30 million under capital expenditure programs, primarily related to the South Deep mine.

Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other financial institutions in order to mitigate revenue and cost volatility arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which with the exception of call options, commit counterparties to fixed prices payable at a future date. There are no margin call provisions in any of the Corporation’s counterparty agreements.

Specific limits are set as a declining percentage of planned production (or production costs) in each of the next 15 years. These limits are set out in policies approved by the Board of Directors and reviewed not less than annually. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 23%, 56% and 24%, and put options represent approximately 24%, 26% and 0% of 2003 projected gold, silver and copper production, respectively.

Precious Metals

At December 31, 2002, Placer Dome has committed a maximum of 12.6 million ounces under its gold sales program, or approximately 24% of reserves, at an average price of $375 per ounce for delivery over a period of 14 years. The maximum committed ounces include 5.6 million ounces assumed as part of the AurionGold transaction. The consolidated precious metal sales program consisted of the following (see note 17 of the consolidated financial statements for detailed allocations):

	Quantity	Average Price

	(millions of ozs.)	($/oz.)
Gold
Fixed forward and fixed interest floating lease rate contracts	6.2	$423
Australian dollar forwards (converted to US dollar)	3.5	$331
Call options sold and cap agreements	3.3	$332
Call options purchased	(0.4)	$461

Maximum committed ounces	12.6

Put options purchased	2.3	$349
Silver
Fixed forward contracts	1.4	$5.66
Call options sold	1.2	$5.50

Total committed ounces	2.6

Put options purchased	1.2	$4.90

On December 31, 2002, based on the spot gold price of $343 per ounce, a spot silver price of $4.67 per ounce and an AUD / USD rate of 1.7649, the mark-to-market value of Placer Dome’s precious metals sales program was approximately negative $100 million. This amount represents what Placer Dome could have paid to counterparties if the contracts were closed out at December 31, 2002 under prevailing market conditions without any allowance for market illiquidity.

The unrealized mark-to-market value of positive $91 million reflects the potential income statement effect that Placer Dome could have realized had it closed out is contracts at December 31, 2002. This amount is the negative mark-to-market balance of $100 million less the deferred commodity derivative provision of $191 million recorded on Placer Dome’s balance sheet at December 31, 2002 primarily related to the fair value of the AurionGold precious metal hedge book on the date that Placer Dome acquired control of AurionGold.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The year-over-year change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$

(in millions)
Mark-to-market value at December 31, 2001	490
Value realized	(83)
Change in spot price	(643)
Positions added	3
AurionGold position (at December 31, 2002)	(290)
Accrued contango	162
Change in volatility, rates	261

Mark-to-market value at December 31, 2002	(100)
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the fair value of the AurionGold precious metal hedge book on acquisition by Placer Dome	191

Unrealized mark-to-market value at December 31, 2002	91

Copper

At December 31, 2002, Placer Dome’s copper sales program consisted of the following for delivery over the next 12 months (see note 17 of the consolidated financial statements for detailed allocations).

	Quantity	Average Price

	(millions of lbs)	($/lb)
Copper
Forward contracts	49.6	$0.76
Call options sold	49.6	$0.82
Total committed pounds	99.2	$0.79
Put options sold	39.7	$0.70

The mark-to-market value of the copper sales program on December 31, 2002 was approximately $1 million based on a spot copper price of $0.70 per pound.

Currencies

As at December 31, 2002, Placer Dome’s currency forward and option contracts consisted of the following for delivery over the next 5 years (see note 17 of the consolidated financial statements for detailed allocations).

	Quantity	Average Price

	(millions of US$)	(per US$)
Canadian dollars
Fixed forward contracts	$8	$1.5177
Put options sold	$14	$1.5925
Total committed dollars	$22	$1.5653
Call options purchased	$14	$1.5207
Australian dollars
Fixed forward contracts	$96	$1.9771
Put options sold	$211	$1.5874
Total committed dollars	$307	$1.6181
Call options purchased	$265	$1.4734

At December 31, 2002, if Placer Dome closed out its currency derivative program, the cost would have been approximately $24 million (based on foreign exchange rates of CAD/USD — 1.5796; AUD/USD — 1.7649).

5.   STRATEGY

Placer Dome’s strategy is to increase shareholder value by continuing to build upon its high quality portfolio of gold producing assets and thereby achieve long-term growth in cash flow and earnings per share. Placer Dome has a clear strategy with measurable objectives and deliverables that has three components:

•	Optimizing the performance and value of existing assets;

•	Investing in new high quality assets; and

•	Improving the business through innovation to lower costs and provide a competitive advantage — technically, environmentally and socially.

In addressing the first component of Placer Dome’s value creation strategy, Placer Dome continues to enhance the performance of existing assets through productivity improvements, cost cutting and mine site exploration programs which add value by extending the mine life. Placer Dome has a reputation for technical expertise, and applies those skills to the optimization of each of its mines.

The second component of Placer Dome’s value creation strategy involves enhancing the existing portfolio of operating assets through exploration, project development and acquisition. For instance, Placer Dome has rights or ownership interests in four large undeveloped gold deposits (Pueblo Viejo, Aldebaran, Donlin Creek and Getchell) as well as attractive investment opportunities from exploration projects in and around existing operations and new greenfields projects.

The third component of Placer Dome’s strategy is investment in research and technology to more efficiently and effectively extract and process ore and contribute to environmental, safety and sustainable development objectives.

Consistent with the strategic objectives, Placer Dome in recent years has acquired interests in a number of properties, initiated new developments and expanded existing operations:

•	In the fourth quarter of 2002, Placer Dome acquired control of AurionGold. The acquisition increases Placer Dome’s ownership in the Granny Smith and Porgera gold mines to 100% and 75% respectively, includes the Paddington and Kundana mills and related gold mines as well as the Kanowna Belle and Henty gold mines in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It will add approximately 1 million ounces of gold to Placer Dome’s annual production. Placer Dome also expects to realize synergies, over time, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational benefits;

•	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture, which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. A wholly owned subsidiary of Placer Dome owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The focus of the joint venture will be to add significant mineral resources through an aggressive underground and surface exploration program. The Pamour pit is the most prospective target at this time as an initial feasibility study on the site completed in 2002 resulted in the addition of 0.8 million ounces of mineral reserves (0.1 million ounces proven and 0.7 million ounces probable) and an expanded feasibility study is planned for 2003.

•	Examples of asset optimization include: the commissioning of a new conveyor and crusher system at the Musselwhite Mine; the sale of ore agreement between the Cortez mine and the Barrick Gold Strike mine; and the sale of stockpiled ore and production from the Getchell mine to Newmont’s Twin Creeks;

•	Examples of asset development in 2002 and 2001 include: construction of the new main shaft at South Deep (scheduled to be commissioned in late 2003), the initiation of a test mining program at the Turquoise Ridge deposit and the successful evaluation of the economic potential of contract mining at the Getchell deposit at the Getchell Mine; bringing into production the South Pipeline deposit at the Cortez Mine; development of the Wallaby deposit at the Granny Smith Mine; and development of Stage 5 at the Porgera Mine;

•	On February 11, 2003, Placer Dome announced that it had exercised its option to become joint venture manager and earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. Placer Dome can vest its additional 40% if it expends a minimum of $30 million, completes a feasibility study and makes a decision to construct a mine on the property at a production rate of not less than 600,000 ounces of gold per year by November 13, 2007. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, joint venture management would revert to NovaGold and the Corporation retains its 30% participating interest;

•	The Cortez Mine is a good example of technical innovation at work. It has completed an engineering pre-feasibility study comparing the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two new competing processes. One method uses a modified cyanide-based leaching process and the other uses a thiosulfate-based heap leaching process. A full feasibility study is slated for late 2003 after completion of the current work program. The selected alternative will reduce Cortez’ need to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves; and

•	Two other promising technology based projects are the “MiniMole” and a fuel cell powered locomotive. By December of 2002, Placer Dome completed the fabrication of its first MiniMole prototype and commenced quarry trials in early 2003. This research program is pursuing the development of a novel new machine that will allow the “surgical” mining of narrow vein and reef-type deposits. Mining in this selective manner has the aim of removing personnel from the active rock face thereby making the exploitation of these deposits much safer. It will also drastically reduce the amount of development and waste dilution that is experienced with conventional mining methods. Placer Dome is one of the founding members of the Fuelcell Propulsion Institute of Denver, Colorado which is a consortium for the development of fuel cell powered underground mining vehicles. These vehicles will offer the advantages of no harmful emissions, reduced mine ventilation costs, and ultimately, healthier workplace environments. A significant milestone was reached in October 2002, when the first-ever fuel cell powered mining vehicle in an operating underground mine was successfully demonstrated at the Campbell Mine. This trial of a fuel cell locomotive was coordinated by Placer Dome Technical Services Limited and managed by Vehicle Projects LLC, Denver.

Placer Dome’s specific targets for 2003 relating to the above strategic goals include:

•	Production of approximately 3.5 million ounces of gold at cash and total costs of around $195 and $255 per ounce respectively and approximately 400 million pounds of copper at cash and total costs of $0.49 and $0.64 per pound respectively;

•	Advance exploration and development projects and acquire new projects;

•	Continued advancement towards the implementation of Placer Dome developed technologies at mine sites; and

•	Make significant progress on an enterprise-wide business process improvements initiative to consolidate and standardize business processes and systems across all operations worldwide to generate significant cost savings and competitive benefits.

As a result of its strategic initiatives, Placer Dome longer-term expectation is to remain a major global gold miner with a high quality, geographically balanced portfolio; benefiting from its strong sustainability programs. Its technology focus will have led it to advance, protect and implement new technologies that improve operating performance at all sites and are protected as intellectual property. Through the implementation of business process redesign it will have achieved industry leading enterprise-wide business processes and systems that enable global innovation, planning and execution of strategy.

Placer Dome’s strategic plan is expected to result in a low cost, high quality portfolio of gold mining assets, a strong balance sheet, investment grade credit ratings and stable long term cash flow growth.

6.	RISKS AND UNCERTAINTIES

In conducting its business, Placer Dome faces a number of risks. These are summarized below and have been separated into two groups:

•	risks related to the mining industry generally; and

•	risks related to Placer Dome’s operations.

Risks related to the Mining Industry Generally

Metal Price Volatility

The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices which fluctuate widely and are affected by numerous factors beyond Placer Dome’s control. Factors tending to affect the price of gold include:

•	governments’ sale or lending of gold bullion, and perceptions of their intentions in future;

•	expectations of the future rate of global monetary inflation and interest rates;

•	confidence in the relative strength of the US dollar against other fiat currencies generally;

•	general economic conditions and the perception of risk in capital markets;

•	political conditions including the threat of war, and restrictions on the acquisition and holding of gold;

•	speculative trading;

•	investment demand for gold;

•	demand for gold for use in jewellery and fabrication; and

•	supply of gold from production, disinvestment and scrap recycling.

Factors tending to affect the price of copper include:

•	global production and inventory stocks;

•	general economic conditions; and

•	industrial demand.

The effects of these factors, individually or in aggregate, on the prices of gold and / or copper is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect the market value of Placer Dome’s metals inventory, Placer Dome’s financial performance or results of operations. Further, if the market price of gold and / or copper falls, profitability and cash flow will suffer and Placer Dome may experience losses, asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low gold and / or copper prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; (4) reduce the existing mineral reserves where they cannot be economically mined or treated at prevailing prices; and (5) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

The revenues and profitability of Placer Dome also could be affected, to a lesser extent than by the prices of gold and copper, by the price of silver.

Placer Dome needs to continually obtain additional mineral reserves for gold production

Placer Dome must continually replace mineral reserves depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies or locating new deposits in order for it to maintain and help grow Placer Dome’s production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of Placer Dome may decline as mineral reserves are mined without adequate replacement.

Uncertainty of mineral reserve and mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic;

•	increases in operating mining costs and processing costs could adversely affect mineral reserves; and

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome’s profitability.

Increased costs could affect profitability

The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services (for example, electricity and fuel) and the exchange rate of the US dollar against currencies of countries where mining operations are located.

Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold and copper are sold throughout the world based principally on the US dollar price, but a significant portion of Placer Dome’s operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of non-US dollar currencies against the US dollar increases the costs of gold and copper production in US dollar terms at mines located outside the United States. Conversely, a depreciation of non-US dollar currencies usually decreases the cost of production in US dollar terms in these countries.

Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into forward sale contracts. There can be no assurance that Placer Dome will continue these forward selling techniques.

Mining accidents or other adverse events at a mining location could reduce Placer Dome’s production levels

At any of Placer Dome’s operations, production may fall below historic or estimated levels as a result of mining accidents such as a pit wall failure in an open pit mine, or cave-ins or flooding at underground mines. In addition, production may be unexpectedly reduced at a location if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable to mining or treatment than expected.

Mining Risks

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, cave-ins, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or productions facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental Risks

Placer Dome’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Placer Dome is required to obtain governmental permits and provide other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Placer Dome makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Placer Dome has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Placer Dome’s business, results of operations or financial condition.

Placer Dome could also be held responsible for the costs to address contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such law or in the environmental conditions at Placer Dome’s mines could have a material adverse effect on Placer Dome’s financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.

As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. As at December 31, 2002, Placer Dome has estimated its share of reclamation and other post-closure obligations to be incurred for existing and past mining interests to be $312 million. This is an increase from the estimate of $236 million in the prior year primarily due to the AurionGold acquisition. The aggregate accrued obligation at December 31, 2002 was $197 million. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see Item 6 note 1 ‘Reclamation and Closure Costs’ section of the notes to the consolidated financial statements.

Investment returns for Defined Benefit Pension Plans

Assets in Placer Dome’s defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Placer Dome’s employee defined benefit pension plans are subject to fluctuation. Placer Dome is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.

Risks related to Placer Dome’s operations

In addition to the risks related to the gold mining industry generally, Placer Dome’s operations are also subject to the following risks specific to it:

Political and Country Risk

Placer Dome conducts operations in a number of countries, namely Australia, Canada, United States of America, Chile, South Africa and Papua New Guinea. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however Placer Dome currently has global political risk insurance (up to a maximum limit of $400 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries.

Exploration, development and production activities are potentially subject to political, economic and other risks, including:

•	cancellation or renegotiation of contracts;

•	changes in foreign laws or regulations;

•	changes in tax laws;

•	royalty and tax increases or claims by governmental entities;

•	retroactive tax or royalty claims;

•	expropriation or nationalization of property;

•	inflation of costs that is not compensated by a currency devaluation;

•	foreign exchange controls;

•	restrictions on the ability of local operating companies to sell gold offshore for US dollars, and on the ability of such companies to hold US dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the sale of gold offshore in US dollars;

•	restrictions on the remittance of dividend and interest payments offshore;

•	restrictions on the ability of a foreign company to have management control of a mining operation;

•	requirement that a foreign company have a domestic joint venture partner, possibly which the foreign company must subsidize;

•	environmental controls and permitting;

•	government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

•	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism; and

•	other risks arising out of foreign sovereignty over the areas in which Placer Dome’s operations are conducted.

Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa and Papua New Guinea.

Consequently, Placer Dome’s exploration, development and production activities may be substantially affected by factors beyond Placer Dome’s control, any of which could materially adversely affect Placer Dome’s financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, Placer Dome may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

In relation to South Africa, a number of economic and social issues exist which increase its political and economic risk. The current government is facing economic and political issues such as employment creation, black economic empowerment & land redistribution, and social issues (such as crime, corruption, and HIV/AIDS) all of which may impact Placer Dome’s South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes in the future to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Placer Dome’s South African operations.

HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues faced in South Africa. A portion of Placer Dome’s South African workforce is believed to be infected by the HIV virus. Placer Dome, consistent with its Health and Safety policies, is undertaking a comprehensive HIV/AIDS awareness and prevention program for South Deep employees. It is not possible to determine with certainty the costs that Placer Dome may incur in the future in dealing with this issue, however if the number of infections increase, costs associated with treatment and employee retraining may also increase, affecting profitability.

In relation to Papua New Guinea, the location of the Porgera and Misima gold mines, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera Mine’s infrastructure including power, water and fuel may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

The Porgera and Misima mines have on a number of occasions experienced delays in the granting of operating permits and licences, necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera and Misima mines may not be able to operate for a period. Future government actions cannot be predicted but may impact on the operation and regulation of mines including Porgera and Misima.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability

Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned above, Placer Dome’s insurance coverage includes the following:

•	Property (including boiler and machinery) insurance;

•	Directors and officers liability insurance;

•	Comprehensive general liability insurance;

•	Marine cargo insurance.

These coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, Placer Dome may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

Occurrences of events for which Placer Dome is not insured may affect its cash flows and overall profitability.

Placer Dome’s business depends on good relations with its employees

In South Africa, employees at Placer Dome’s South Deep mine are unionized. In the past, labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep.

Production at South Deep in the second quarter 2001 was disrupted by a labour dispute that was settled after a 5-day strike. A labour contract between South Deep and South Africa’s National Union of Mineworkers was concluded in August 2001. This agreement remains in effect until the end of June 2003.

Placer Dome may not have satisfactory title to its properties

The validity and ownership of mining property holdings can be uncertain and may be contested. Although Placer Dome has attempted to acquire satisfactory title to its properties, risk exists that some titles, particularly titles to undeveloped properties, may be defective. There are currently a number of pending native title or traditional land owner claims relating to certain of Placer’s properties in Australia. See Government regulation and changes in legislation below for a discussion on South African title issues.

Competition for mineral land

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Placer Dome contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Placer Dome will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

Placer Dome’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration and development and, in the future, intends to do so through strategic acquisitions as well. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives, based on current production rates.

Government regulation and changes in legislation

In the United States, much of Placer Dome’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. Placer Dome is not able to determine the impact of such mining-related regulatory developments on its future financial position. (See note 18(e) of the consolidated financial statements for further information)

On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date fixed by the President by proclamation. It is expected that commencement of the Act will not be proclaimed until the related instruments (including regulations and the Charter and money bill discussed below) have been introduced, finalized and brought into operation.

The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

The Act calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) that will set out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, of which five are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over 5 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. To date, no such money bill has been introduced in Parliament or released for public comment.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and related instruments and assess their impact on current operations and future development at South Deep.

Joint ventures

Certain of the properties in which Placer Dome has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Placer Dome or to third parties could have a material adverse effect on the joint ventures. In addition, Placer Dome may be unable to exert control over strategic decisions made in respect of such properties.

Licenses and permits

The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Placer Dome will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Risks of acquisitions

Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome’s business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of Placer Dome. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome’s ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Risks associated with the use of forward sale and derivative instruments

Placer Dome has historically reduced its exposure to gold and other metal price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue the forward selling techniques successfully used, or any other forward selling techniques, or that, if they are continued, that Placer Dome will be able to achieve in the future realized prices for gold produced in excess of average London PM fix prices as a result of its forward selling activities.

If the gold price rises above the price at which future production has been committed under Placer Dome’s hedge instruments, Placer Dome will have an opportunity loss. However, if the gold price falls below that committed price, revenues will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to a loss of value if a counterparty to a hedge or forward sale contract defaults on its primary obligations under the instrument.

For other discussions on commitments and contingencies, see note 18 of the consolidated financial statements.

7.	MARKETS

Gold

The price of gold averaged $310 per ounce for 2002, its best annual performance since 1997. In the fourth quarter gold rallied to a high of $349 per ounce, with a closing London AM fix of $343. The average spot price for the quarter was $322 per ounce. The trend in the gold market for 2002 was marked by an increase in volatility caused partly by a decrease in market liquidity. The key factors affecting the gold market included weakness in the US dollar, coupled with political tension in Iraq and North Korea, equity market declines and an absence of producer hedging all of which increases investment demand for gold.

The de-hedging by producers led to both a reduction in new hedges as well as the purchase of gold by producers in the spot market to close out positions.

In the fourth quarter, the gold price was influenced by the conflict over Iraq, dollar weakness and risk in capital markets. With the collapse of equity markets, gold market sentiment was buoyed by expectations of an expansion of the supply of money (monetary reflation) in response to the risk of prolonged economic malaise and asset deflation. In the past, such “post bubble” periods have been accompanied by monetary reflation — printing excess money — thereby devaluing currencies; producing very low or negative real interest rates in order to encourage demand and consumption rather than savings. This produces a positive macro environment for gold that could last until economic recovery is clearly underway, capital markets risk is reduced and monetary policy tightens in response to renewed inflation expectations.

Investor interest returned to the gold market in 2002. Specifically, the return of investor and speculator interest in the metal, particularly in the New York and Tokyo markets provided a strong base of support for gold during the year. The chart below shows the open interest position on the New York Comex market since February 12, 2002. The Chart indicates there has been an increased interest by investors evidenced by the large long positions established during the year. However, this interest has not translated into an increase in physical demand for gold.

Gold jewellery, which accounts for 80% of the total demand, is highly sensitive to price movements and, in particular, prone to a sharp decline when prices rise. For example, in 1993 world jewellery fabrication slumped by 7-8% as the average price rose 5% and as prices jumped 25% trough-to-peak. In 2001, as the average USD gold price fell 3%, demand dropped by a similar percentage. Although economic weakness played its part, the explanation of the decline was also due to the three price spikes during the year and firmer prices in other currencies. Demand in other areas has also fallen. Industrial gold demand has decreased since 2000. Increases in new coin sales in 2002 were primarily due to commemorative issues by Germany. The level of coin sales in 2002 is at about one half the levels of the late 1990s. Bar hoarding appears to have further increased in 2002 with much of the increase accounted for by Japan early in the year.

Copper

Copper prices moved in a sideways pattern throughout 2002 with prices ranging from 64.5 cents per pound to 76.6 cents per pound. The average price for 2002 was 70.7 cents per pound and the closing price for the year was 69.7 cents per pound.

Copper stocks in LME registered warehouses remained at traditionally high levels, setting an all-time high in May 2002 before trending down. The downtrend was consistent with producer production cut-backs announced in late 2001 and early 2002 taking hold.

8.	OUTLOOK

Overview

Placer Dome’s share of gold and copper production in 2003 is targeted at approximately 3.5 million ounces and 400 million pounds, respectively. Cash and total production costs for gold are estimated to be around $195 and $255 per ounce, respectively. Amortization of the fair value allocation of the AurionGold purchase price is responsible for $11 of the forecast $25 per ounce increase in total production costs from 2002.

During August 2002, the Special Lease Agreement (“SLA”) for the Pueblo Viejo Project was ratified by the lower house of Congress of the Dominican Republic. During the new Congressional session, Congress is expected to ratify an amendment to the Mining Law. The process to approve the amendment to Article 19 of the Mining Law continues to be closely monitored by Placer Dome since this represents the final step to achieve approval of the SLA. With the Congressional ratification of the SLA, Placer Dome Inc. has begun its feasibility study on the Pueblo Viejo gold deposit, anticipated to be an expenditure of $10 million. The majority of these funds will be spent by the end of 2003.

On February 11, 2003, Placer Dome announced that it had exercised its option to become joint venture manager and earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. Placer Dome can vest its additional 40% if it expends a minimum of $30 million, completes a feasibility study and makes a decision to construct a mine on the property at a production rate of not less than 600,000 ounces of gold per year by November 13, 2007. If Placer Dome chooses not to complete its earn-in, joint venture management would revert to NovaGold and Placer Dome retains its 30% participating interest. The emphasis this year will be to complete the new joint-venture mineral resource estimates and to develop plans to address the project’s infrastructure needs as part of the pre-feasibility study currently underway.

In 2003, Placer Dome’s share of capital expenditures are anticipated to be about $220 million, including $48 million at South Deep for the shaft and underground development, $33 million at Zaldivar for processing enhancements, mine development and equipment, $26 million at Porgera for development, $21 million at Granny Smith primarily for mine development, $18 million at Kalgoorlie West for development and equipment upgrade and $16 million at Campbell primarily for underground development. Exploration expenditures in 2003 will be approximately $60 million with $36 million allocated to mine sites. Placer Dome also plans to spend approximately $10 million on research, development and technology advancement.

In 2003, Placer Dome will reduce its committed ounce position of its precious metals sales program by at least one million ounces of gold by delivering into contracts and closing out positions as quickly and opportunistically as market conditions allow.

The sensitivity of annual net earnings to key price increases based on metal prices of $300 per ounce for gold, $4.75 per ounce for silver and $0.75 per pound for copper and projected 2003 sales volumes is estimated as follows:

		Change in	Change in net
	Price change	net earnings	earnings per share

	$	(millions of $)	$
Gold	25.00/oz.	43	0.11
Silver	0.50/oz.	2	—
Copper	0.05/lb.	12	0.03

The sensitivity of annual net earnings to foreign exchange fluctuations with respect to mine operating costs of the Australian dollar, the Chilean peso, the Canadian dollar, the South African rand and the Papua New Guinean kina to the United States dollar for projected 2003 sales volumes is estimated as follows:

	Exchange Fluctuation

	December 31,		Change in net	Change in net
	2002	%	earnings	earnings per share

			(millions of $)	$
Australian dollar	1.7649	10%	12	0.03
Chilean peso	720	10%	6	0.01
Canadian dollar	1.5796	10%	4	0.01
South African rand	8.58	10%	2	—
Papua New Guinean kina	4.0	10%	1	—

Taxation

Placer Dome’s profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2003 effective tax rates based on tax laws enacted as at December 31, 2002 for mining earnings in the principal jurisdictions in which operations are located. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the effective overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

			Mining		Effective overall
			tax or	Withholding	tax rate to
	Income tax		royalty	tax	Placer Dome

Canada
— Ontario	29.6%	(i)	10.2% (ii)	—	39.8%
United States
— Montana	20.0%	(iii)	0.9%	5.0%	24.0% (iii)
— Nevada	20.0%	(iii)	5.0%	5.0%	24.0% (iii)

			Mining			Effective overall
			tax or		Withholding	tax rate to
	Income tax		royalty		tax	Placer Dome

Australia
— Queensland	30.0%		2.2%	(iv)	—	30.0%	(v)
— Western Australia	30.0%		2.5%	(vi)	—	30.0%	(v)
— Tasmania	30.0%		1%/10%	(vii)	—	30.0%	(v)
Papua New Guinea	30.0%		2.0%	(viii)	10.0%	37.0%	(v)
Chile	16.5%		—		18.5%	35.0%	(ix)
South Africa	38.0%	(x)	—		—	38.0%

(i)	The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the provincial rate, reduced by the resource allowance and manufacturing and processing credit.

(ii)	The effective Ontario mining tax rate includes the processing allowance. The statutory mining tax rate was reduced to 12% effective January 1, 2003, and will be further reduced to 10% for 2004.

(iii)	The effective income tax rate for U.S. operations is the Alternative Minimum Tax (“AMT”) rate, since existing tax attributes will offset any regular tax liability in excess of AMT. The effective rate for Nevada and Montana does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. No Montana state income tax has been included in the effective income tax rate as a result of sufficient tax losses which offset projected income apportionable to the state. Nevada imposes no corporate income tax.

(iv)	Royalty on revenue received, less an allowance for freight and insurance. The royalty rate varies based on gold and copper prices and the U.S. to Australian dollar exchange rate. During 2002, it varied from 1.9% to 2.9%.

(v)	The effective tax rate excludes the royalty that is imposed on metal sold.

(vi)	Royalty on gross invoice value, less an allowance for packaging and transport. A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged on gold produced in that particular quarter is 1.25%.

(vii)	The Mount Julia-Darwin areas of the Henty mine incur a gross metal royalty of 1% and the other areas of production incur a 10% royalty.

(viii)	Gross sales tax on metal sold. The 2% is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax (“VAT”) purposes and to compensate the government for the loss of customs duty revenue. The levy was reduced to 3% effective January 1, 2002, and was to be further reduced and completely phased out by 2005. However, the 2003 National Budget announced the phase out was cancelled and the 3% levy to remain.

(ix)	The First Category Tax increases to 16.5% effective January 1, 2003 and will increase to 17% for 2004 and thereafter. The Second Category Tax is withheld upon the repatriation of earnings from Chile, and decreases to 18.5% effective January 1, 2003 for profits earned 2003, and will decrease to 18% effective January 1, 2004 for profits earned in 2004 and thereafter. The net effect of these changes continues to provide an overall effective corporate tax rate of 35%.

(x)	Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax (“STC”) and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep Mine. The rate was re-calculated in 2002, using data and economic assumptions from the 2002 South Deep Mine Plan.

Notes to the Production and Operating Summary on page 61:

(1)	Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. “Consolidated mine operating earnings”, (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sale, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars.

(2)	Calculated in accordance with the Gold Institute Standard. Total cash production costs includes direct mining expenses, stripping and mine development adjustments, third party smelting, refining and transportation costs, by-product credits, royalties and production taxes. Total production costs comprises total cash production cost plus depreciation, depletion and reclamation provisions.

(3)	Placer Dome completed an agreement with Kinross to form the Porcupine Joint Venture that would combine the operations of Dome Mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome Mine reflects the results for the first six months to June 30, 2002, and the Porcupine Mine reflects 51% of the combined operation from July 1, 2002 onward. See the Financial Results of Operations section, under Canada, of the Management’s Discussion & Analysis for more information.

(4)	In 2002, included in Cortez gold production is 44,029 ounces (2001 — 66,763 ounces) related to the sale of carbonaceous ore.

(5)	Production from the Getchell Mine relates to third party ore sale.

(6)	Silver is a by-product at the Misima Mine. At Misima, grade, recovery and Placer Dome’s share of production for silver were 10.2 grams of silver per tonne 37.0% and 574,400 ounces, respectively, for 2002 and 9.6 grams of silver per tonne, 37.9% and 522,400 ounces, respectively, for 2001.

(7)	On October 22, 2002, Placer Dome gained control of AurionGold Limited. This increases the company’s ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50% respectively as well as adding Henty, Kalgoorlie West and Kanowna Belle mines to the company’s holdings. The additional 40% of Granny Smith and 25% of Porgera acquired contributed 30,689 ounces and 47,864 ounces, respectively in November and December, 2002. The 2003 production forecast and unit cost estimates for the Henty, Kalgoorlie West and Kanowna Belle mines are based on the mining plans developed by AurionGold prior to its acquisition by Placer Dome and are potentially subject to revision when Placer Dome completes its own strategic business plan for each of the sites.

(8)	The Kidston Mine was closed in July 2001 due to the depletion of ore.

(9)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(10)	Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 149,285 ounces for 2002, and 155,916 ounces for 2001. At La Coipa (50%), grade, recovery and production for silver were, 58.3 grams of silver per tonne, 60.5% and 3,595,000 ounces, respectively, for 2002 and 90.1 grams of silver per tonne, 65.9% and 6,060,000 ounces, respectively, for 2001.

(11)	Estimated 2003 annual unit costs for the South Deep mine are based on a rand to US dollar exchange rate of 10:1, any change from this would have an impact on the unit costs. At December 31, 2002 this exchange rate was approximately 8.6:1.

(12)	Recovery percentage for the Zaldivar mine relates to the heap leach operations. Including the dump leach operations, the average recovery percentage for 2002 was 77.0% (2001 — 64.5%).

Consolidated Financial Statements

The Corporation’s Consolidated Financial Statements for the year ended December 31, 2002 prepared in accordance with Canadian generally accepted accounting principles, in U.S. dollars, are incorporated by reference into this Annual Information Form, are filed with various Canadian regulatory authorities, are available at www.sedar.com and are included with the Corporation’s Management Proxy Circular and Statement.

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and all information in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States. Financial information presented throughout the annual report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that the financial information is accurate and reliable. The internal audit department of the Corporation conducts an ongoing program of review and evaluation of these controls and regularly reports on its findings to management and the Audit Committee.

The Audit Committee of the Board of Directors is composed of four outside Directors, and meets with management, the internal auditors and the independent auditors to assure that management is maintaining adequate financial controls and systems to approve the annual and quarterly consolidated financial statements of the Corporation. Both the internal auditors and independent auditors have unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Jay K. Taylor President and Chief Executive Officer	Rex J. McLennan Executive Vice-President and Chief Financial Officer

February 19, 2003
Vancouver, Canada

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings (loss), shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, during 2002, the Corporation changed its policy on accounting for depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. During 2001, the Corporation changed its policies on accounting for derivative instruments and hedging activities and its policies on accounting for certain stock options with exercise prices denominated in other than the Corporation’s functional currency. During 2000, the Corporation changed its policy on revenue recognition for gold sales.

On February 19, 2003, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada February 19, 2003	Chartered Accountants

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(millions of United States dollars, except share and per share amounts, U.S. GAAP)

	Years ended December 31

	2002	2001	2000

Sales (note 4)	$1,209	$1,223	$1,413
Cost of sales	698	705	727
Depreciation and depletion (note 4(b))	187	182	244

Mine operating earnings (note 4(b))	324	336	442

General and administrative	40	41	43
Exploration	52	44	56
Resource development, technology and other	55	56	55
Write-downs of mining interests (note 5)	—	301	377

Operating earnings (loss)	177	(106)	(89)

Non-hedge derivative gains (losses) (note 6)	3	(29)	(37)
Investment and other business income (note 7)	39	42	122
Interest and financing expense (note 14(b))	(66)	(70)	(75)

Earnings (loss) before taxes and other items	153	(163)	(79)

Income and resource tax recovery (provision) (note 8)	(34)	36	6
Equity in earnings (loss) of associates	5	(1)	(4)
Minority interests	—	(5)	2

Net earnings (loss) before the cumulative effect of change in accounting policy	124	(133)	(75)

Changes in accounting policies (notes 2(a) and (e))	(8)	—	(17)

Net earnings (loss)	116	(133)	(92)

Comprehensive income (loss)	114	(153)	(95)

Per common share
Net earnings (loss) before the cumulative effect of changes in accounting policies	0.35	(0.41)	(0.23)
Net earnings (loss)	0.33	(0.41)	(0.28)
Diluted net earnings (loss)	0.33	(0.41)	(0.28)
Dividends	0.10	0.10	0.10

Weighted average number of common shares outstanding (millions)
Basic	349.4	327.9	327.6
Diluted	350.4	327.9	327.6

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)

ASSETS

	December 31

	2002	2001

Current assets
Cash and cash equivalents	$537	$433
Short-term investments	7	6
Accounts receivable	99	95
Income and resource tax assets	10	7
Inventories (note 9)	202	160

	855	701

Investments (note 10)	53	58
Goodwill (note 3 (a))	200	—
Other assets (note 11)	154	145
Income and resource tax assets (note 8(e))	28	24
Property, plant and equipment (note 12)	2,695	1,683

	3,985	2,611

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31

	2002	2001

Current liabilities
Accounts payable and accrued liabilities (note 13)	$194	$140
Short-term debt	—	2
Income and resource tax liabilities	37	25
Current portion of long-term debt and capital leases (note 14)	340	35

	571	202

Long-term debt and capital leases (note 14)	607	807
Deferred commodity and currency derivatives	212	26
Deferred credits and other liabilities (note 15)	241	166
Income and resource tax liabilities (note 8(e))	195	67
Commitments and contingencies (notes 17 and 18)

Shareholders’ equity
Share capital (note 16)	1,992	1,259
Preferred shares — unlimited shares authorized, no par value, none issued
Common shares — unlimited shares authorized, no par value, issued and outstanding 408,741,574 shares (2001 — 328,608,666 shares)
Retained earnings	157	75
Accumulated other comprehensive income	(50)	(48)
Contributed surplus	60	57

Total shareholders’ equity	2,159	1,343

	3,985	2,611

(See accompanying notes to consolidated financial statements)

ROBERT M. FRANKLIN Director	JAY K. TAYLOR Director

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(millions of United States dollars, U.S. GAAP)

	2002	2001	2000

Common shares, opening	$1,259	$1,248	$1,247
Issued in acquisition of AurionGold Limited (note 3(a))	710	—	—
Exercise of options	23	11	1

Common shares, closing	1,992	1,259	1,248

Accumulated other comprehensive income, opening	(48)	(28)	(25)
Unrealized gains (losses) on securities	5	—	(3)
Cumulative translation adjustment	—	(21)	—
Unrealized gains on derivatives	3	1	—
Minimum pension liability adjustment	(10)	—	—

Accumulated other comprehensive income, closing	(50)	(48)	(28)

Contributed surplus, opening	57	52	52
Stock-based compensation	3	5	—

Contributed surplus	60	57	52

Retained earnings, opening	75	241	365
Net earnings (loss)	116	(133)	(92)
Common share dividends	(34)	(33)	(32)

Retained earnings, closing	157	75	241

Shareholders’ equity	2,159	1,343	1,513

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S GAAP)

	Years ended December 31

	2002	2001	2000

Operating activities
Net earnings (loss)	$116	$(133)	$(92)
Depreciation and depletion	187	182	244
Amortization of stripping (note 2(b))	36	54	42
Deferred stripping	(19)	(30)	(47)
Deferred income and resource taxes	8	(59)	(47)
Deferred reclamation	12	(11)	12
Equity earnings and dividends	10	8	17
Deferred commodity and currency derivatives	(14)	(7)	9
Investment gains	(9)	(2)	(86)
Unrealized (gains) losses on derivatives	(11)	11	(25)
Write-downs of mining interests	—	301	377
Cumulative translation adjustment	—	(21)	—
Minority interest	—	5	(2)
Change in accounting policy	8	—	17
Other items, net	11	18	12
Change in non-cash operating working capital (note 20(a))	(15)	24	(88)

Cash from operations	320	340	343

Investing activities
Property, plant and equipment (note 12(b))	(127)	(192)	(142)
Business acquisitions, net of cash acquired (note 3(a))	(47)	—	—
Short-term investments	(1)	3	4
Disposition of assets and investments	17	8	17
Other, net	4	4	14

	(154)	(177)	(107)

Financing activities
Short-term debt	(2)	2	(31)
Long-term debt and capital leases
Borrowings	2	2	—
Repayments	(34)	(38)	(31)
Redemption of minority interest	(5)	—	—
Common shares issued	23	11	1
Dividends paid
Common shares	(34)	(33)	(33)
Minority interests	(12)	(5)	(2)

	(62)	(61)	(96)

Increase in cash and cash equivalents	104	102	140

Cash and cash equivalents
Beginning of year	433	331	191

End of year	537	433	331

(See accompanying notes to consolidated financial statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000
(all amounts are in millions of United States dollars,
except where otherwise indicated, U.S. GAAP)

1.	Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. (“the Corporation”), and subsidiary companies and joint ventures (collectively, “Placer Dome”) are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome’s primary product, is produced in Canada, the United States (“U.S.”), Australia, Papua New Guinea, South Africa and Chile, and sold to the world market. Placer Dome also produces and sells significant quantities of copper.

Placer Dome’s cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risk and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

The U.S. dollar is the principal currency of measure of all Placer Dome’s operations. The Corporation prepares and files its consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities. Significant differences in the Corporation’s consolidated statement of net earnings between U.S. and Canadian GAAP are described in note 20(d) to these financial statements.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation’s indirect ownership of its mining interests:

	December 31, 2002	December 31, 2001

Through majority owned subsidiaries
Bald Mountain	100%	100%
Campbell	100%	100%
Dome (note 3(b))	n/a	100%
Getchell	100%	100%
Golden Sunlight	100%	100%
Granny Smith (note 3(a))	100%	n/a
Henty (note 3(a))	100%	—
Kalgoorlie West (note 3(a))	100%	—
Kanowna Belle (note 3(a))	100%	—
Kidston (i)	70%	70%
Misima	80%	80%
Osborne	100%	100%
Zaldívar	100%	100%

As interests in unincorporated joint ventures
Cortez	60%	60%
Granny Smith (note 3(a))	n/a	60%
Musselwhite	68%	68%
Porcupine (note 3(b))	51%	n/a
Porgera (note 3(a))	75%	50%
South Deep	50%	50%

Equity Accounted for investment
La Coipa	50%	50%

(i)	The Kidston Mine ceased operations in July 2001 due to the depletion of ore.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Corporation’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Revenue Recognition

Gold revenue is recognized in the accounts upon delivery when title passes.

Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

Gains and losses realized on forward sales contracts and certain derivative financial instruments used to mitigate metal price risk are recognized in sales revenue on the original designation date.

Derivatives and Hedging Activities

Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on Placer Dome’s future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency cost exposures.

On January 1, 2001, Placer Dome adopted U.S. Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments.

Of Placer Dome’s metals program, the majority relate to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception. Copper forward contracts, which prior to 2001 were recognized only when realized, are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income (“OCI”) and subsequently reclassified to sales revenue on the contract forward date. All other metals financial instruments are recognized on the balance sheet at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

Foreign currency derivative contracts that are designated against specific operating costs or capital expenditures are accounted for as cash flow hedges with the change in fair values recorded each period in OCI and subsequently reclassified to cost of sales or property, plant and equipment on the contract expiry date. Foreign currency forward and option contracts used for managing non-specific foreign production cost exposures are recorded at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses). Prior to 2001, foreign currency financial instruments were recognized on the balance sheet at fair value with the changes in values recorded each period in earnings as non-hedge derivative gains (losses).

All other derivatives and hedging activities are in accordance with SFAS 133 which requires recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instruments and whether they qualify for hedge accounting as defined in SFAS 133 (note 2 (c)).

Reclamation and Closure Costs

Expenditures related to ongoing environmental activities are charged against earnings as incurred. Estimated reclamation and closure costs, including site rehabilitation and long-term treatment and monitoring costs, are accrued by annual charges to earnings over the estimated life of the mine. These estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively in earnings from the period the estimate is revised.

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) will be recorded and will be depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. Placer Dome will adopt the new policy on January 1, 2003. The cumulative effect of the change in policy on the balance sheet at that date is to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $29 million with a one time after-tax charge to net earnings of $15 million in the first quarter of 2003.

Foreign Currency Translation

For each entity, transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

The cumulative translation adjustment (“CTA”) within Accumulated OCI relates to the CTA balance of the Corporation prior to its adoption of the U.S. dollar, in 1997, as the principal currency of measure for all operations. Earnings adjustments to the CTA balance are recorded on the substantial disposition or liquidation of a mine property or investment.

Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

Capitalization of Financing Costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Financing costs are charged against earnings from the time that mining operations commence.

Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Corporation records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Corporation recognizes the deferred tax assets and liabilities for the tax effects of such differences. Deferred withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Net Earnings and Dividends per Common Share

The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Investments

Short-term investments, all of which are categorized as available for sale, are carried at the quoted market value.

Investments in shares of incorporated companies, in which Placer Dome’s ownership is greater than 20% but no more than 50% are, where significant influence is present, accounted for by the equity method.

Investments in shares of other companies are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in Accumulated OCI as a separate component of shareholders’ equity, unless the declines in market values are judged to be other than temporary in which case the losses are recognized in income in the period.

Inventories

Product inventories are valued at the lower of average production cost and net realizable value.

In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies are valued at the lower of average cost and replacement cost.

Property, Plant and Equipment

Property, plant and equipment, including costs associated with properties under development, are carried at cost less depreciation and depletion.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, capitalized development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset.

Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized under property, plant and equipment. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tons of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits.

This policy results in the recognition of stripping costs evenly over the lives of the open pits as gold or copper is produced and sold. The application of the policy generally will result in an asset on the balance sheet, although it is possible that a liability could arise if amortization exceeds costs capitalized due to the variation of the grades of ore being mined. Stripping costs are included in the carrying amount of the Corporation’s mining properties for the purpose of assessing whether any impairment has occurred.

Effective January 1, 2002, the Corporation changed its accounting policy to exclude future estimated mining and development costs which were previously included in the estimate of life of mine stripping costs (note 2(a)).

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineral reserves), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating capital and costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation’s estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in mineral properties.

Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is assigned to assets acquired and is not amortized. Goodwill is subject to determination of fair value at least annually and at such times as events or circumstances indicate that an impairment has occurred.

Stock-based Incentive Plans

In accordance with the provisions of SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”), Placer Dome applies Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome’s common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period.

Pension Plans

Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome’s required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

Reclassifications

Certain comparative figures for 2001 and 2000 have been reclassified to conform with the 2002 presentation.

2.	Changes in accounting policies

(a)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.02 per share). The above items combined to decrease net earnings by $1 million in 2002.

(b)	For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash costs instead of non-cash costs in accordance with the Gold Institute’s revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the years ended December 31, 2001 and 2000, $48 million and $42 million respectively, were reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings. During the fourth quarter of 2002, Placer Dome changed its classification of deferred stripping on the statements of cash flows from investing activity to operating activities. For the year ended December 31, 2001 and 2000, $30 million and $47 million, respectively, were reclassified.

(c)	On January 1, 2001, Placer Dome adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments. Copper forward contracts and foreign currency derivative contracts that are designated against specific operating costs or capital expenditures, which previously were accounted for off balance sheet, are now accounted for as cash flow hedges with the change in fair values recorded each period in OCI. As of January 1, 2001, the cumulative effect of the change in policy on the opening accumulated OCI on the balance sheet was nil, and the net adjustment to OCI in 2001 was $1 million.

(d)	During 2001, the FASB continued to address practice issues on stock based compensation in EITF 00-23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44”. As a result of the prospective application of Issue 31 of EITF 00-23 for new awards after January 18, 2001, Placer Dome recorded additional compensation costs of $3 million in 2001 through cost of sales related to Canadian dollar denominated stock options granted to non-Canadian employees. Effective for 2002 stock option grants, Placer Dome amended its 1987 Stock Option Plan and 1993 Directors Plan such that all new awards will be denominated in U.S. dollars. Accordingly, Issue 31 of EITF 00-23 would no longer be applicable to these plans.

(e)	In December 1999, the SEC released SAB 101, “Revenue Recognition”, to provide guidance on the recognition, presentation, and disclosure of revenues in financial statements. In the fourth quarter of 2000, Placer Dome adopted SAB 101 with retroactive application to January 1, 2000, and recorded a charge of $17 million (net of income taxes of $5 million) related to prior year’s gold earnings. The adjustment resulted from SEC’s clarification of its view on when gold is considered to be in a saleable form. The effect of the change on the year ended December 31, 2000 was to increase earnings before the cumulative effect of the accounting change by $11 million ($0.03 per share). For the three months ended March 31, 2000, the Corporation recognized $56 million in gold revenue that was included in the cumulative effect adjustment as of January 1, 2000. The effect of that revenue was to increase first quarter 2000 earnings by $17 million (net of income taxes of $5 million) during that period related to prior year’s gold earnings.

3.	Business Acquisition and Joint Venture

(a)	On May 26, 2002, the Corporation announced a proposal for a wholly owned subsidiary to acquire all of the outstanding shares of Australian gold producer AurionGold Limited (“AurionGold”). On October 22, 2002, Placer Dome announced that it had acquired a controlling interest of 56% of the outstanding shares of AurionGold. Accordingly, the results of operations of AurionGold have been included in the accompanying financial statements from October 31, 2002 forward. At December 31, 2002, this interest had increased to 100% as Placer Dome had completed the compulsory acquisition process to obtain all of the remaining outstanding shares of AurionGold.

Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs bringing the total direct costs to $20 million. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition increases Placer Dome’s ownership in the Granny Smith and Porgera gold mines from 60% and 50% to 100% and 75% respectively and includes the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) as well as the Kanowna Belle and Henty gold mines in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It is expected to add significant ounces of gold to Placer Dome’s annual production and result in synergies, over time, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational costs.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate. The overall purchase price allocation is preliminary and will be finalized following the completion of an independent appraisal expected to be available during the first half of 2003. The final allocations may differ from the preliminary allocations presented below. The following reflects the preliminary purchase allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$9.09

Fair value of Placer Dome common stock issued	709
Plus — Cash consideration	63
Plus — Direct acquisition costs incurred by Placer Dome	13

Total Purchase Price	785
Plus-Fair value of liabilities assumed by Placer Dome
Current liabilities	50
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	45
Less-Fair value of assets acquired by Placer Dome
Cash	29
Other current assets	55
Mineral properties and mine development	481
Mine plant and equipment	155
Purchased undeveloped mineral interests	244
Deferred tax asset	65
Other long-term assets	12

Residual purchase price allocated to goodwill	200

As part of the purchase of AurionGold, Placer Dome acquired identifiable intangible assets, other than goodwill, of $244 million, primarily for undeveloped mineral interests. These intangible assets are not subject to amortization and will be tested for impairment at least annually.

In addition to the asset allocations noted above, an additional $197 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “ Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

The following tables set forth, on an unaudited pro forma basis, the consolidated results of operations of Placer Dome as if the acquisition of AurionGold had occurred on January 1, 2002 and January 1, 2001 respectively (millions of dollars except per share amounts). The pro forma information is not indicative of the combined company’s future results of operations.

	2002	2001
Year ended December 31	(unaudited)	(unaudited)

Sales	$1,474	$1,551
Net earnings (loss) before the effect of changes in accounting policies	122	(136)
Net earnings (loss)	114	(136)
Net earnings (loss) per share before the effect of changes in accounting policies	0.35	(0.41)
Net earnings (loss) per share	0.33	(0.41)

The above unaudited pro forma summarized amounts have been prepared using the following parameters and assumptions:

•	Sales and Net earnings for 2002 reflect AurionGold’s operations as they existed after the acquisition of Delta Gold Limited (“Delta”) by Goldfields Limited (“Goldfields”) on December 31, 2001;

•	Sales and Net earnings for 2001 reflect AurionGold’s operations as if Delta had been acquired on January 1, 2001;

•	AurionGold’s sales and net earnings have been adjusted for applicable material differences between Australian and United States GAAP as well as for any material differences in accounting policies between AurionGold and Placer Dome;

•	AurionGold’s sales and net earnings for both years have been adjusted to remove the after-tax impact of material non-recurring transactions;

•	Placer Dome’s fair value purchase price allocation as at the actual acquisition date, October 31, 2002, has been used as the basis for adjusting depreciation and depletion expense for both years;

•	All of AurionGold’s metal contracts are exempt from FAS 133 as normal course sales as AurionGold physically settled the forward sales and other contracts at their designation dates during the 2 year period;

•	All of AurionGold’s foreign currency derivative contracts have been designated as cash flow hedges under FAS 133 and were 100% effective; and

•	Tax rates used in the above adjustments are based on AurionGold’s effective tax rates in 2001 and 2002.

(b)	Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The final allocation of the net book value of the proportionate share of the assets contributed ($24 million) to the joint venture by PDCLA, to the proportionate share of the assets acquired has been to the operating and exploration assets contributed by Kinross ($33 million) with an offsetting provision for reclamation ($9 million). The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

4.	Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(a)	Product segments

	Sales by metal
	Years ended December 31

	2002	2001	2000

Gold	$916	$927	$1,063
Copper	289	291	343
Other	4	5	7

	1,209	1,223	1,413

(b)	Segment operating earnings (loss)

				Years ended December 31

	Sales(i)			Depreciation and Depletion			Mine Operating Earnings (ii)

	2002	2001	2000	2002	2001	2000	2002	2001	2000

Canada
Campbell	$60	$54	$68	$12	$13	$13	$12	$(3)	$12
Dome (iii)	38	88	86	10	18	18	(3)	1	4
Porcupine(iii)	27	—	—	5	—	—	2	—	—
Musselwhite	44	45	46	10	12	12	1	1	7

	169	187	200	37	43	43	12	(1)	23

United States
Bald Mountain	54	29	40	7	7	7	19	(10)	(3)
Cortez	197	191	179	25	27	27	86	78	92
Getchell (iv)	11	—	—	—	—	—	2	—	—
Golden Sunlight	34	55	58	3	15	12	—	5	4

	296	275	277	35	49	46	107	73	93

Australia
Henty(v)	3	—	—	1	—	—	(1)	—	—
Granny Smith(vi)	99	64	79	11	2	3	46	20	24
Kalgoorlie West (v)	18	—	—	7	—	—	(2)	—	—
Kanowna Belle (v)	17	—	—	7	—	—	1	—	—
Kidston (vii)	—	42	69	—	7	19	—	6	(5)
Osborne	68	70	72	12	13	21	10	12	7

	205	176	220	38	22	43	54	38	26

Papua New Guinea
Misima	48	49	64	1	3	11	14	8	(1)
Porgera(vi)	118	102	127	18	15	27	10	8	19

	166	151	191	19	18	38	24	16	18

South Africa
South Deep	60	46	45	8	7	5	13	7	8

Chile
Zaldívar	230	224	281	44	41	59	42	50	83

Metal hedging	83	163	198	—	—	—	83	163	198
Other	—	1	1	6	2	10	(11)	(10)	(7)

	1,209	1,223	1,413	187	182	244	324	336	442

(i)	Of the metal sales from mines located in Canada for the years 2002, 2001 and 2000, $136 million, $158 million and $114 million, respectively, were domestic sales, and $33 million, $29 million and $86 million, respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii)	Included in equity in earnings (loss) of associates is $1 million (2001 and 2000 — nil) for mine operating earnings related to La Coipa Mine.

(iii)	Results include 100% of Dome Mine’s operating results up to June 30, 2002 and 51% of Porcupine Joint Venture operating results from July 1, 2002 to December 31, 2002 (see note 3(b)).

(iv)	Results from Getchell relate to third party ore sales in the first three quarters of 2002.

(v)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(a)).

(vi)	Results include 60% of Granny Smith Mine’s and 50% of Porgera Mine’s operations up to October 31, 2002 and 100% and 75%, respectively, thereafter (see note 3(a)).

(vii)	The Kidston mine was closed in July 2001 due to the depletion of ore.

5.	Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $300/oz. in 2002, $275/oz. in 2001 and $300/oz. in 2000. For short-lived mines and stockpiled ore, a gold price of $300/oz. was used in 2002 and $275/oz. was used in 2001 and 2000. In 2001 and 2000, the Corporation determined that write-downs of the carrying values of certain assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

In 2000, a $377 million non-cash charge ($328 million after tax), primarily consisting of $147 million for Porgera, $66 million for Getchell, $45 million for Osborne and $116 million for Las Cristinas, was recorded. At Porgera, the write-down comprised of reductions to stockpiles ($9 million), capitalized development ($38 million) and the remaining excess purchase price ($100 million) which arose in 1997 with the acquisition of Highlands Gold Limited for the additional 25% interest in the Porgera Mine. The provision at Getchell included a write-down of $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. The provision at Osborne primarily related to capitalized development costs. In the second quarter of 2000, the Corporation wrote off its investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at the then current gold prices. Placer Dome sold the company which held its interest in Las Cristinas in 2001.

6.	Non-hedge Derivative Gains (Losses)

Details of non-hedge derivative gains (losses) are as follows:

	Years ended December 31

	2002	2001	2000

Realized non-hedge derivative gains (losses)
Currency	$(8)	$(18)	$(62)
Unrealized non-hedge derivative gains (losses)(i)
Metals	(13)	4	14
Currency	24	(15)	11

	3	(29)	(37)

(i)	See note 17 for additional disclosure related to Placer Dome’s derivative program.

7.	Investment and Other Business Income

Investment and other income comprises the following:

	Years ended December 31

	2002	2001	2000

Interest income	$10	$16	$18
Dividend income(iii)	5	—	—
Gain and interest income on sale of water rights(i)	6	6	76
Foreign exchange gains (losses)	(2)	(4)	3
Cumulative translation adjustment recognized on the closure of Kidston	—	21	—
Gains on sales of investments and assets	9	2	10
Gains on redemption of preferred securities	—	—	5
Other(ii)	11	1	10

	39	42	122

(i)	In December 2000, Compania Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

(ii)	In 2000, included in other is $7 million related to the settlement of a 1993 sale agreement with the Papua New Guinea Government for its acquisition of additional ownership interests in the Porgera Mine.

(iii)	Represents dividends received from AurionGold prior to obtaining control on October 22, 2002 (see note 3(a)).

8.	Income and Resource Taxes

(a)	Details of income and resource tax expense (reduction) related to operations are as follows:

	Years ended December 31

	2002	2001	2000

Income taxes
Current
Canada	$8	$2	$6
Foreign	17	13	41
Deferred
Canada(i)	(29)	(32)	10
Foreign	36	(16)	(49)

	32	(33)	8

Mining taxes — Canada
Current	1	1	2
Deferred	1	(4)	(16)

	2	(3)	(14)

	34	(36)	(6)

(i)	Includes a provision of nil (2001 — $14 million; 2000 — $25 million) for taxes payable upon repatriation of funds to Canada.

(b)	The provision for income taxes is based on pre-tax income (loss) before minority interests, equity in earnings of associates and cumulative effect of change in accounting policy as follows:

	Years ended December 31

	2002	2001	2000

Canada	$(53)	$(193)	$(3)
Foreign	206	30	(76)

	153	(163)	(79)

(c)	The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	Years ended December 31

	2002	2001	2000

Combined basic statutory tax rate(i)	39.6%	(44.5%)	(45.6%)
Non-taxable portion of investment (gains) losses	(0.9)	(0.6)	(28.1)
Non-deductible portion of asset write-downs	—	0.2	35.8
Expenses not deductible for income tax purposes(ii)	6.5	2.6	12.6
Mining and other resource taxes	1.0	(0.7)	(11.9)
Resource allowance	(2.9)	(0.2)	(8.3)
Depletion	(8.4)	(7.9)	(11.2)
Foreign earnings subject to different tax rates(iii)	(26.5)	(22.7)	(49.9)
Change in valuation allowance (note 8(e))	(81.8)	30.8	72.4
Canadian tax provided on unrepatriated earnings	—	8.8	31.4
Foreign exchange	10.9	10.6	(1.8)
Capital losses expired on Australian reorganization	78.6	—	—
Other	6.1	1.5	(3.0)

Effective tax rate	22.2%	(22.1%)	(7.6%)

(i)	Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.

(ii)	Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.

(iii)	After taking into account applicable withholding taxes.

(d)	Deferred income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related deferred income tax amounts are as follows:

	Years ended December 31

	2002	2001	2000

Depreciation and amortization	$(23)	$(13)	$(25)
Exploration and development	(8)	(17)	3
Write-downs of mining interests	—	—	(49)
Canadian tax provided on unrepatriated earnings	—	14	25
Tax losses	(7)	(29)	(13)
Foreign exchange	21	(25)	(18)
Accrued withholding tax	4	5	1
Other	21	13	21

	8	(52)	(55)

(e)	Components of deferred income and resource tax assets and liabilities comprise:

	December 31

	2002	2001

Deferred income and resource tax assets
Tax losses and credits	$280	$377
Other	461	354
Valuation allowance(i)	(190)	(314)

	551	417

Deferred income and resource tax liabilities
Capital assets	492	270
Other	225	187

	717	457

Net deferred tax liability	166	40

(i)	A Venezuelan subsidiary, which had tax losses valued at $61 million, was sold in 2001. A valuation allowance had been provided against these losses.

Net deferred tax liability consists of:

	December 31

	2002	2001

Current deferred tax assets	$(3)	$(3)
Long-term deferred income and resource tax assets	(28)	(24)
Current deferred tax liabilities	2	—
Long-term deferred income and resource tax liabilities	195	67

	166	40

(f)	Loss and tax credit carry forwards are as follows as at December 31, 2002.

Country	Category	2002	Expiry

Australia(i)	Operating losses	$25	n/a
Canada	Non-capital losses	137	2003-2008
Chile	Operating losses	464	n/a
South Africa	Non-capital losses	63	n/a
United States(i)	Operating — Regular tax(ii)	98	2012-2020
	Operating — Alternative minimum tax	148	2012-2020
	Alternative minimum tax credits	20	n/a
Other	Operating losses	1	2003-2012

(i)	A valuation allowance has been provided on the United States loss and tax credit carry forward amounts and on Australian operating losses of $12 million.

(ii)	In 2002, United States net operating losses of $34 million (2001—$68 million) for regular income tax purpose were utilized.

Canadian net capital losses of $42 million, which do not expire, have a valuation allowance provided against them.

(g)	Internal financing arrangements are utilized that require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2002, withholding taxes of $4 million related to inter-company loans were incurred (2001 — $7 million).

(h)	Net income and resource tax payments were $17 million and $21 million in 2002 and 2001 respectively.

(i)	See Note 18(g) for a discussion of the impact of the reassessment of Ontario Mining Taxes.

9.	Inventories

Inventories comprise the following:

	December 31

	2002	2001

Metal in circuit	$87	$80
Ore stockpiles	69	61
Materials and supplies	63	44
Product inventories	38	21

	257	206
Long-term portion of ore stockpiles	(55)	(46)

Inventories	202	160

10.	Investments

Investments, other than those included in current assets, are comprised principally of the equity accounted for investment in Compañia Minera Mantos de Oro (2002 — $45 million, 2001 — $55 million).

11.	Other Assets

Other assets comprise the following:

	December 31

	2002	2001

Sale agreement receivable(i)	$72	$75
Ore stockpiles(ii)	69	61
Other	36	33

	177	169
Current portion of other assets	(23)	(24)

	154	145

(i)	Balance relates to sale of the CMZ water rights (see note 7).

(ii)	Includes $14 million (2001 — $15 million) of stockpiled ore which is expected to be processed in the following twelve months.

12.	Property, Plant and Equipment

(a)	Details of Placer Dome’s property, plant and equipment, including deferred stripping, are as follows:

		December 31, 2002			December 31, 2001

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Mineral properties and deferred development	$2,212	$(865)	$1,347	$1,646	$(901)	$745
Mine plant and equipment	2,278	(1,292)	986	2,157	(1,327)	830
Properties under development(i)	362	—	362	108	—	108

	4,852	(2,157)	2,695	3,911	(2,228)	1,683

(i)	The significant components of the balance are $244 million for exploration potential on the properties acquired from AurionGold in 2002, primarily Kanowna Belle and Kalgoorlie West, and $95 million (2001 — $90 million) for the development of the South Deep Shaft at the South Deep Mine.

(b)	Property plant and equipment (net), which includes deferred stripping, and additions thereto by country are as follows:

	Property, Plant &		Additions to Property, Plant &
	Equipment		Equipment(i)

	December 31		Years ended December 31

	2002	2001	2002	2001	2000

Australia (note 3(b))	$1,099	$71	$29	$41	$16
Chile	584	627	10	43	16
South Africa	474	434	42	51	43
Canada (note 3(b))	209	218	18	20	12
Papua New Guinea (note 3(a))	218	192	19	34	35
United States	111	141	29	33	67

	2,695	1,683	147	222	189

(i)	Includes deferred stripping of $19 million (2001 — $30 million; 2000 — $47 million).

13.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise of the following:

	December 31

	2002	2001

Trade payables	$94	$66
Accrued employee salaries and benefits	37	35
Current reclamation obligation (note 15)	17	12
Interest payable	8	8
Deferred commodity derivatives	11	1
Other	27	18

	194	140

14.	Long-term Debt and Capital Leases

(a)	Consolidated long-term debt and capital leases comprise the following:

	December 31

	2002	2001

Placer Dome Inc.
Bonds, unsecured
May 15, 2003 at 7.125% per annum	$200	$200
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
Preferred Securities, unsecured (i)
Series A, December 31, 2045 at 8.625% per annum	185	185
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium — term notes, unsecured (ii)	140	170
AurionGold Limited, unsecured (note 14 (c))	137	—
Capital leases (iii)	8	10

	947	842
Current portion	(340)	(35)

	607	807

(i)	Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the “Maturity Amount”). The Corporation may, at its option, pay the Maturity Amount by delivering Common Shares, in which event the holder of the securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

In 2000, the Corporation repurchased and cancelled $23 million of the Preferred Securities at a cost of $18 million.

(ii)	The interest rates range from 6.1% to 8.0% and the notes mature between 2003 and 2026.

(iii)	The Corporation is obligated under capital leases for mobile mining equipment for remaining terms ranging from one to four years. All capital lease agreements provide that the Corporation can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2002 and 2001, $5 million and $4 million respectively, of leased property was included in plant and equipment, net of $9 million and $7 million, respectively, of accumulated depreciation and depletion.

(iv)	Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2003 are as follows:

	Long-term debt	Capital leases	Total

2003	$337	$4	$341
2004	—	2	2
2005	44	1	45
2006	32	1	33
2007	100	1	101
Thereafter	426	—	426

Long-term debt and capital lease obligations	939	9	948
Less amount representing interest	—	(1)	(1)

	939	8	947

(b)	Interest and financing expense comprise of:

	Years ended December 31

	2002	2001	2000

Interest charges — long-term debt	$64	$67	$70
Capitalized interest	(6)	(6)	(4)

Interest expense — long-term debt	58	61	66
Short-term interest and financing expense	8	9	9

Interest and financing expense	66	70	75

Interest payments — long-term debt	64	68	71
Weighted average interest rate	7.6%	7.6%	7.7%

(c)	At December 31, 2002, Placer Dome had unused bank lines of credit of $732 million comprised of A$5 million, CAD$25 million and credit facilities of $713 million with an international consortium of banks of which $400 million is fully committed until 2005, $280 million is extendable on an annual basis and $33 million revolving credit facility which has a maturity date of March 31, 2003. The funds are available for general corporate purposes. The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2002 was 1.4% (three-month term).

At December 31, 2002, AurionGold had drawn $137 million from its own revolving credit facility. This bilateral facility was for a total of $170 million at LIBOR based interest rates. The outstanding amount drawn on this facility was repaid on January 31, 2003, see note 21(a) and the facility was terminated.

15.	Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

	December 31

	2002	2001
	$	$

Reclamation and post-closure obligations (note 18(a))	197	130
Pension liability (note 19)	44	27
Minority interest in subsidiaries	5	13
Other obligations and provisions	13	8

	259	178
Current portion of deferred credits and other liabilities	(18)	(12)

	241	166

16.	Share Capital

(a)	Common shares issued and outstanding

	Shares	Amount
	(000's)	$

Balance, December 31, 1999	327,486	1,247
Exercise of share options	132	1

Balance, December 31, 2000	327,618	1,248
Exercise of share options	991	11

Balance, December 31, 2001	328,609	1,259
Issued for acquisition of AurionGold (note 3(a))	77,934	710
Exercise of share options	2,199	23

Balance, December 31, 2002	408,742	1,992

(b)	Share options

As at December 31, 2002, Placer Dome had three stock based incentive plans: the Placer Dome Inc. (Getchell) 1996 Long-Term Equity Incentive Plan (“1996 LTIP”), the Placer Dome Inc. 1987 Stock Option Plan (“1987 Stock Option Plan”) and the Placer Dome Inc. 1993 Non-Employee Directors’ Stock Option Plan (“1993 Directors Plan”). The following table describes these plans:

		Options	Options
	Reserved	outstanding	exercisable

	Shares	Shares	Shares
	(000's)	(000's)	(000's)

1996 LTIP(i)	982	94	94
1987 Stock Option Plan(ii)	19,913	14,199	8,719
1993 Directors Plan(ii)	700	600	545

	21,595	14,893	9,358

(i)	Under the 1996 LTIP, options were granted to employees of Getchell Gold Corporation (“Getchell”) at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

(ii)	Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms up to ten years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the Toronto Stock Exchange or the New York Stock Exchange (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. The aggregate number of shares for which options may be granted under the 1987 Stock Option Plan and the 1993 Directors Plan shall not exceed 25,000,000 and 750,000 respectively.

The following table contains information with respect to all option plans:

	Options denominated in CAD$			Options denominated in US$

	Shares	Price		Shares	Price
	(000's)	CAD$/share		(000's)	US$/share

Options outstanding, December 31, 1999	11,225	12.00 - 39.75		1,260	3.67 - 20.41
Granted	2,923	12.30 - 15.05	(i)	—	—
Exercised	(2)	12.00		(130)	3.67 - 9.69
Forfeited or expired	(1,343)	15.05 - 39.25		(701)	8.27 - 19.34

Options outstanding, December 31, 2000	12,803	12.00 - 39.75		429	5.10 - 20.41
Granted	4,500	12.69 - 16.85	(i)	—	—
Exercised	(939)	12.00 - 17.55		(50)	7.83 - 10.31
Forfeited or expired	(771)	12.30 - 39.25		(23)	5.56 - 18.52

Options outstanding, December 31, 2001	15,593	12.00 - 39.75		356	5.10 - 20.41
Granted	—	—		2,157	9.75 - 12.51
Exercised	(2,044)	12.00 - 19.60		(155)	5.56 - 12.55
Forfeited or expired	(840)	12.00 - 39.25		(175)	9.67 - 20.41

Options outstanding, December 31, 2002	12,710	12.40 - 39.75		2,183	5.10 - 19.24

(i)	The weighted average fair value of options granted in 2002, 2001 and 2000 was US$4.20, CAD$5.86 and CAD$5.28 per share, respectively.

The following table summarizes information about share options outstanding:

	December 31, 2002

	Options outstanding			Options exercisable

	Shares	Average life	Weighted average	Shares	Weighted average
Range of exercise prices	(000's)	(years)	price	(000's)	price

CAD$ options
$12.40-$19.45(i)	9,319	6.86	15.20	5,848	16.39
$19.46-$25.00	387	3.63	22.74	387	22.74
$25.01-$32.62	2,459	3.26	28.78	2,459	28.78
$32.63-$39.75	545	3.17	39.00	545	39.00

	12,710	5.91	19.07	9,239	21.29

US$ options
$5.10-$8.16	38	5.66	5.19	38	5.19
$8.17-$12.24	105	9.60	11.31	4	9.67
$12.25-$16.33	2,021	9.03	12.52	58	12.95
$16.34-$19.24	19	3.80	19.07	19	19.07

	2,183	8.95	12.39	119	11.34

(i)	Includes 2,010,641 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. Of these 371,239 options are vested and 1,638,802 options are unvested and have an exercise price of CAD$12.69 per share.

(c)	The Corporation follows the disclosure-only provisions of SFAS No. 123 for stock options granted to Canadian employees and directors. Prior to 2001 and during 2002 (see note 2(d)) the Corporation followed the disclosure-only provisions of SFAS No. 123 for stock options granted to non-Canadian employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date for awards, in 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Corporation’s earnings (loss) and earnings (loss) per share on a U.S. basis would have been adjusted to the pro forma amounts indicated below:

	Years ended December 31

	2002	2001	2000

Earnings (loss) — as reported	$116	$(133)	$(92)
Earnings (loss) — pro forma	106	(147)	(107)
Earnings (loss) per share — as reported	0.33	(0.41)	(0.28)
Earnings (loss) per share — pro forma	0.30	(0.45)	(0.33)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	December 31

	2002	2001	2000

Dividend yield	1.7%	1.11%	1.0%
Expected Volatility	30%	30%	40%
Risk-free interest rate	4.31%	5.53%	6.50%
Expected lives	10 years	10 years	10 years

(d)	Placer Dome first adopted a shareholders’ rights plan (the “Rights Plan”) in 1990. The current Rights Plan was approved by shareholders at the 2001 annual general meeting.

Under the Rights Plan, each “Voting Share” issued prior to the Separation Time (as defined below) carries with it one right (a “Right”). A Voting Share is any share or voting interest issued by the Corporation (collectively, the “Voting Shares”) entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the Common Shares. Each Right carries with it the right to purchase shares in Placer Dome, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain specified events cause the Rights to separate from the Voting Shares (the “Separation Time”). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire no later than the termination of Placer Dome’s annual meeting in 2004. The Rights may be redeemed at a price of CAD$0.001 per right prior to a specified event but in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the Common Shares (or other class of Voting Shares) in a transaction that is not a “Permitted Bid” or a “Competing Permitted Bid”, the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares at a 50% discount from the Market Price (as defined). The Rights are not triggered by a “Permitted Bid”, which is essentially a takeover bid made to all shareholders for any or all of their shares. The “Permitted Bid” must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding Common Shares held by independent shareholders have been tendered to the bid. A “Competing Permitted Bid” is a take-over bid made after a “Permitted Bid” has been made and prior to its expiry that satisfies all of the provisions of a “Permitted Bid”, except that it must remain open for acceptance until a date that is not earlier than the later of 21 days after the “Competing Permitted Bid” is made and 60 days after the date of the earliest prior bid in existence when the “Competing Permitted Bid” is made. The entering into of certain revocable lock-up agreements to tender Common Shares into a takeover bid will not trigger the Rights.

17.	Fair Value of Financial Instruments with Off-Balance Sheet Risk

The following table presents the carrying amounts and estimated fair values of Placer Dome’s financial instruments:

	December 31

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value(i)	Value	Value(i)

	$	$	$	$
Financial Assets
Cash and cash equivalents	537	537	433	433
Short-term investments	7	7	6	6
Investments other than equity investments	8	8	3	3
Sale agreement receivable	72	72	75	75
Metal contracts	—	—	18	490

Financial Liabilities
Short-term and long-term debt and capital leases	947	978	844	835
Foreign currency contracts and options	24	24	27	27
Metal contracts and options	186	100	—	—

(i)	Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

At December 31, 2002, based on the spot prices of $343 per ounce for gold, $4.67 per ounce for silver and $0.70 per pound for copper, the unrealized mark-to-market values of Placer Dome’s precious metals and copper sales programs were approximately negative $100 million and $1 million, respectively. Offsetting the negative $100 million, Placer Dome has $191 million accrued in Deferred Commodity and Currency Derivatives liability at December 31, 2002 primarily related to the fair value of AurionGold’s precious sales program as part of the AurionGold purchase price equation. For the currency program, if Placer Dome closed out its currency forward and option contracts on December 31, 2002, the cost would have been foreign exchanges rates of C$/US$1.5796 and A$/US$1.7649), all of which has been recognized through earnings or other comprehensive income. approximately $24 million (based on foreign exchanges rates of C$/US$1.5796 and A$/US$1.7649), all of which has been recognized through earnings or other comprehensive income.

At December 31, 2002, Placer Dome’s consolidated metals sales program consists of:

	2003	2004	2005	2006	2007	2008	2009+	Total

Gold (000’s ounces):
Forward contracts(i)
US $ denominated fixed contracts
Amount	570	542	697	498	230	250	150	2,937
Average price ($/oz.)	427	405	352	336	352	378	389	378
US$ denominated fixed interest floating lease rate
Amount	—	—	161	317	517	449	1,785	3,229
Average price ($/oz.)	—	—	465	423	439	427	489	465
A $ denominated forward contracts
Amount	444	590	598	575	544	379	406	3,536
Average price ($/oz.)	307	309	318	328	338	350	384	331

Total Forward contracts	1,014	1,132	1,456	1,390	1,291	1,078	2,341	9,702

Call options sold and cap agreements(ii)
US $ denominated contracts
Amount	—	500	230	180	100	200	—	1,210
Average price ($/oz.)	—	337	365	359	367	392	—	357
A $ denominated contracts
Amount	87	39	49	57	27	27	10	296
Average price ($/oz.)	305	304	312	323	348	357	392	321

Total Call option sold and cap agreements	87	539	279	237	127	227	10	1,506

Call options purchased(iii)
US $ denominated
Amount	395	—	—	—	—	—	—	395
Average price ($/oz.)	461	—	—	—	—	—	—	461

Total Firm committed ounces(iv)	706	1,671	1,735	1,627	1,418	1,305	2,351	10,813

Barrier call options sold(v)
Knock-in (up and in)
Amount	54	96	182	102	28	—	80	542
Average price ($/oz.)	313	304	295	296	318	—	311	303
Average barrier level ($/oz.)	352	337	323	329	361	—	311	330
Knock out (down and out)
Amount	55	86	229	170	81	155	504	1,280
Average price ($/oz.)	311	301	305	316	322	353	336	325
Average barrier level ($/oz.)	272	268	263	269	281	278	275	272

Total Maximum committed ounces(vi)	815	1,853	2,146	1,899	1,527	1,460	2,935	12,635

Barrier call options purchased(vii)
Knock-in (down and in)
Amount	88	117	161	146	128	74	52	766
Average price ($/oz.)	307	310	317	313	316	316	339	315
Average barrier level ($/oz.)	296	297	293	286	283	279	279	288
Knock out (up and out)
Amount	201	256	242	234	239	174	159	1,505
Average price ($/oz.)	296	299	313	330	350	366	408	333
Average barrier level ($/oz.)	313	320	331	348	361	376	399	331

Total Minimum committed ounces(viii)	417	1,298	1,332	1,247	1,051	1,057	2,140	8,542

Put options purchased(ix)
Amount	847	610	145	170	158	122	229	2,281
Average price ($/oz.)	317	321	407	398	412	403	394	349

Put options sold(x)
Amount	815	320	80	80	—	—	—	1,295
Average price ($oz.)	270	265	250	250	—	—	—	266

2003

Silver (000’s ounces):
Fixed forward contracts(i)
Amount	1,400
Average price ($/oz.)	5.66
Call options sold
Amount	1,200
Average price ($/oz.)	5.50

Total committed
Amount	2,600

Put options purchased(x)
Amount	1200
Average price ($/oz.)	4.90

Copper (millions of pounds):
Fixed forward contracts(i)
Amount	49.6
Average price ($/lb.)	0.76
Call options sold
Amount	49.6
Average price ($/lb.)	0.82

Total committed
Amount	99.2

Put options sold(x)
Amount	39.7
Average price ($/lb.)	70.3

(i)	Forward sales contracts — Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	US$ denominated fixed forward contracts — a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts — a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	A$ denominated forward contracts — a sales contract denominated in Australian dollars that has been converted to US dollars at an exchange rate of 1.7649. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

(ii)	Call options sold and cap agreements — Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options.

(iii)	Call options purchased — Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option. All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(iv)	Firm Committed ounces — Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any barrier option commitments, whether bought or sold.

(v)	Barrier call options sold — Barrier call options sold are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.7649. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Barrier options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2002, the positions disclosed as barrier call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(vi)	Maximum committed ounces — Maximum committed ounces is the total of firm committed ounces and barrier call options sold. This total represents the maximum committed ounces in each period, provided the barrier call options sold are not extinguished or are activated and the barrier call options purchased are not activated.

(vii)	Barrier call options purchased — Barrier call options purchased are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.7649. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Barrier options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2002, the positions disclosed as barrier call options purchased have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options purchased.

(viii)	Minimum committed ounces — Minimum committed ounces is the total of firm committed ounces less barrier call options purchased. This total represents the minimum committed ounces in each period, provided the barrier call options sold are extinguished or not activated and the barrier call options purchased are activated.

(ix)	Put options purchased — Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

(x)	Put options sold — Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At December 31, 2002, Placer Dome’s consolidated foreign currency program consists of:

	2003	2004	2005	2006	2007	Total

	$	$	$	$	$
Canadian Dollars (millions USD)
Fixed forward contracts(i)
Amount	8	—	—	—	—	8
Average rate (CAD/USD)	1.5177	—	—	—	—	1.5177
Put options sold(iii)
Amount	14	—	—	—	—	14
Average rate (CAD/USD)	1.5925	—	—	—	—	1.5925
Total committed
Amount	22	—	—	—	—	22
Average rate (CAD/USD)	1.5653	—	—	—	—	1.5653
Call options purchased(ii)
Amount	14	—	—	—	—	14
Average rate (CAD/USD)	1.5207	—	—	—	—	1.5207
Australian Dollars (millions USD)
Fixed forward contracts(i)
Amount	24	24	24	24	—	96
Average rate (AUD/USD)	1.8864	1.8950	2.0602	2.0670	—	1.9771
Put options sold(iii)
Amount	60	58	39	36	17	211
Average rate (AUD/USD)	1.5854	1.5145	1.6257	1.6374	1.6462	1.5874
Total committed
Amount	84	82	63	61	17	307
Average rate (AUD/USD)	1.6714	1.6260	1.7905	1.8073	1.6462	1.7094
Call options purchased(ii)
Amount	79	93	39	37	17	265
Average rate (AUD/USD)	1.4170	1.4293	1.5708	1.5390	1.6088	1.4734

(i)	Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

(ii)	Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

(iii)	Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

18.	Commitments and Contingencies

(a)	Although the ultimate amount of reclamation and other post-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be $312 million as at December 31, 2002, and has accrued through charges to earnings of $27 million, $24 million, and $24 million in 2002, 2001, and 2000, respectively. The aggregate accrued obligation as at December 31, 2002, included with Deferred credits and other liabilities (note 15), was $197 million (2001 — $130 million). For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, note 1 ‘Reclamation and Closure Costs’ section.

With the closure of the Kidston Mine in 2001 and the planned closure of the Golden Sunlight and Misima mines in 2003 and 2004, respectively, and the increase in the accrual for the closed Equity mine, Placer Dome anticipates spending approximately $28 million on reclamation and closure of these sites over the next 3 years.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations:

(i)	Placer Dome has provided security in the form of a letter of credit for site rehabilitation and long-term acid drainage treatment at the closed Equity Silver Mine pursuant to the terms of an amended reclamation permit issued by the British Columbia provincial government in 1996. At December 31, 2002, the security provided totalled CAD$23 million (US$14 million). As provided for under the amended reclamation permit, the level of security is reviewed approximately every 5 years. In 2001, a review was completed by a committee comprising of government, community and Placer Dome members, and recommendations were provided to the provincial government for their consideration in amending the reclamation permit. The level of security was reduced to approximately CAD$23 (US$14) million, and the revised amount was posted in 2002. The next review is scheduled for the year 2005 may occur sooner because of the flooding encountered at the site in the spring of 2002.

(ii)	The Golden Sunlight Mine in Montana is required by the state government to provide security by way of a bond for reclamation obligations. The bond, presently at $55 million, has been guaranteed by the Corporation. The bonding requirement could be incrementally increased to $63 million over the next six years depending on the amount of new land disturbance that occurs each year. Placer Dome’s assessment of the ultimate post-closure expenditures, based on reclamation work done to date, is that they will be substantially less than the $55 million bonding requirement.

(iii)	The Cortez Joint Venture (100%), Getchell and Bald Mountain mines in Nevada have provided securities totalling $56 million by way of bonds for reclamation obligations to the state government. The bonds have been guaranteed by the Corporation.

(iv)	Placer Dome Asia Pacific has provided bank guarantees totalling A$61 million (US$34 million), the majority of which were provided to the Australian State Government for post closure reclamation costs.

(v)	Placer Dome (CLA) Limited has provided letters of credit totalling C$23 million (US$14 million) to the Ontario government for reclamation obligations relating to the Campbell, Dome and Musselwhite (PDI share) mines and the closed Detour mine.

(b)	In June 1995, in U.S. District Court in Reno, Nevada, Placer Dome U.S. Inc. won a jury verdict against ECM, Inc. (“ECM”) concerning charges by ECM of fraud and misrepresentation. On appeal, the Ninth Circuit Court of Appeals affirmed the jury’s verdict, but also held that the trial court should not have summarily decided that Placer Dome U.S. did not owe duties to ECM as a tenant in common. On remand, the district court held that the Ninth Circuit had remanded a single claim for violation of an area of influence covenant.

In July 2000, the district court granted Placer Dome’s motion for summary judgment on ECM’s remaining claim. ECM again appealed to the Ninth Circuit Court of Appeals. While the appellate court upheld the district court’s summary judgment ruling, it also held that the district court had erroneously failed to consider ECM’s separate claim that Placer Dome U.S. had breached a duty of disclosure to ECM. On December 26, 2001, the appellate court remanded the case to the district court to determine whether summary judgment should have been entered on that claim as well. In March 2002, Placer Dome U.S. asked the district court to grant summary judgment on this remaining claim. The parties have fully briefed this issue and are awaiting the district court’s decision. Management believes that it will, on balance, be successful in this matter and, accordingly, no loss accrual has been made.

(c)	In September 1996, the Cortez Joint Venture submitted an Amendment to the Pipeline Plan of Operations for the Pipeline Infiltration Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management. The Plan Amendment expands by 600 acres the area of infiltration that Cortez may use to infiltrate mine dewatering water associated with dewatering of the Pipeline pit. A final Environmental Assessment was issued by the BLM in February of 1999. A Finding of No Significant Impact and Decision Record approving the Plan Amendment was issued by the BLM in March of 1999. In April of 1999, a Notice of Appeal was filed with the Interior Board of Land Appeals by the Western Shoshone Defense Project. In summary, the Western Shoshone Defense Project is alleging that the Pipeline Infiltration Project will degrade public lands in violation of federal and state law, violates the National Environmental Policy Act, and violates federal mining laws. The IBLA has yet to rule on the merits of this appeal. Mining in accordance with the permit will continue pending a decision from the IBLA. Management believes it will, on balance, be successful on this appeal, and, accordingly, no loss accrual has been made.

(d)	In September 1996, the Cortez Joint Venture (“CJV”) submitted an Amendment to the Pipeline Plan of Operations for the South Pipeline Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management (“BLM”). The Plan Amendment allows mining and processing of the South Pipeline deposit. A Record of Decision and Plan of Operations Approval allowing the mining and processing of the South Pipeline deposit (the “permit”) was issued by the BLM in June of 2000. In July of 2000, a Notice of Appeal and Petition for Stay Pending Appeal was filed with the Interior Board of Land Appeals (“IBLA”) by Great Basin Mine Watch, the Western Shoshone Defense Project and the Mineral Policy Center. On January 9, 2001, the IBLA denied the petition for stay. A review of the merits of the appeal by the IBLA is pending. Mining in accordance with the permit will continue pending a decision from the IBLA. Management believes it will, on balance, be successful on this appeal, and, accordingly, no loss accrual has been made.

(e)	Much of the Corporation’s mineral reserves and operations within the U.S. occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. The U.S. Department of Interior (“Interior Department”) issued a legal opinion on November 7, 1997, which limited the number of mill sites which could be located based upon a one-to-one ratio between the number of mill sites and the associated mining claims. In November of 1999, the U.S. Congress, as part of the fiscal year 2000 Interior Appropriations legislation, precluded the Interior Department, for fiscal years 2000 and 2001, from applying the mill site ratio requirement to those mining operations which had an approved or pending plan of operations as of the date of the 1997 Solicitor’s opinion.

On October 3, 2001, the Department of Interior instructed the BLM not to apply the previous administration’s mill site limitation to any plans of operations that the BLM approved before November 29, 1999 or that were submitted to the BLM before November 7, 1997. Further, the Department of Interior instructed its Solicitor to undertake a review of the previous mill site opinions and memoranda.

On November 21, 2000, the Interior Department issued a final rule amending the 43 C.F.R. Subpart 3809 regulations which govern reviews and approvals of mining plans of operations. This rule, which took effect on January 20, 2001, increased the BLM’s regulatory authority and imposed new requirements for mining operations on federal lands. In response to concerns raised by the mining industry and certain western states, on October 30, 2001, the BLM issued further revisions to the 3809 regulations which removed many of the most burdensome provisions and performance standards from the November 21, 2000 rule. The latest revised regulations are currently the subject of a lawsuit filed by environmental groups in the U.S. District Court for the District of Columbia.

(f)	The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality (“DEQ”) in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the expansion approval by DEQ violates certain Montana regulations and the Montana Constitution because the permit conditions do not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $20 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the “Legislature”) held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act (“MMRA”) violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered the judgement based on the March 21 ruling. The judgement requires the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight has presented its concerns as to the unsuitability of backfill as the appropriate method of pit reclamation in a submission required pursuant to an October 23, 2002 Order from the DEQ. This submission also seeks an appropriate amendment to the Record of Decision. The plaintiff groups have asked the district court to require the agency to require Golden Sunlight to post additional bond, during the pendency of proceedings examining the suitability of the partial backfill option, to assure execution of the partial backfill option if it is selected. Both the DEQ and Golden Sunlight have asked the District Court to confirm the DEQ decision that the bond will be adjusted as necessary only following a decision finally selecting the mine pit reclamation alternative. Meanwhile, an appeal of the underlying district court decision invalidating the most recent statute and the previous DEQ decision has been initiated in the Montana Supreme Court. Golden Sunlight believes that the final record will support a more environmentally sound pit reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(g)	In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, income for Ontario mining tax purposes will increase by approximately $11 million for the years in question resulting in taxes and related interest of $1 million. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Income for Ontario mining tax purposes will increase by approximately $83M for these two taxation years and the taxes and related interest total $14 million. PDC and PDCLA paid all taxes and related interest up and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. The Corporation has filed an appeal of the decision to the Ontario Court of Appeal and expects the case to be heard in the fourth quarter of 2003. Despite the ruling at the Superior Court level, outside counsel’s view is that on balance, Placer Dome should prevail on appeal. Should Placer Dome lose however, the total cash tax payable would be approximately $60 million of which $15 million has been paid as noted above.

(h)	On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date fixed by the President by proclamation. It is expected that commencement of the Act will not be proclaimed until the related instruments (including regulations and the Charter and money bill discussed below) have been introduced, finalized and brought into operation.

The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

The Act calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) that will set out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, of which five are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over 5 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. To date, no such money bill has been introduced in Parliament or released for public comment.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and related instruments and assess their impact on current operations and future development at South Deep.

(i)	At December 31, 2002, Placer Dome has outstanding commitments aggregating $30 million under capital expenditure programs, primarily at the South Deep mine.

(j)	Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

19.	Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees’ earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

Pension expenses are comprised of:

	Years ended December 31

	2002	2001	2000

	$	$	$
Defined benefit plans:
Service costs (benefits earned during the period)	8	6	6
Interest costs on projected benefit obligations	9	8	8
Expected return on plan assets	(8)	(7)	(8)

	9	7	6
Defined contribution plans	1	3	3

	10	10	9

The status of defined benefit plans as at December 31, 2002 and 2001 is as follows:

	December 31

	Plans where assets exceed		Plans where accumulated
	accumulated benefits		benefits exceed assets

	2002	2001	2002	2001

	$	$	$	$
Change in plan assets
Fair value of plan assets at beginning of year	55	86	37	30
Actual return on plan assets	(4)	(9)	(3)	(1)
Employer contribution	1	1	6	3
Benefits paid	(10)	(8)	(7)	(3)
Reclassification of balance at beginning of year(i)	(20)	(9)	20	9
Other(iii)	13	(6)	—	(1)

Fair value of plan assets at end of year	35	55	53	37

Change in benefit obligations
Benefit obligations at beginning of year	52	64	70	58
Service cost	4	3	4	3
Interest cost	2	3	7	4
Actuarial loss (gain)	(2)	2	5	1
Benefits paid	(10)	(9)	(7)	(3)
Reclassification of balance at beginning of year(i)	(28)	(9)	28	9
Other(iii)	12	(2)	—	(2)

Benefit obligations at end of year	30	52	107	70

Plan assets in excess of (less than) projected benefit obligations	5	3	(54)	(33)
Unamortized transition surplus	—	(3)	3	1
Unamortized experience loss	6	11	29	7

Accrued pension asset (liability)(ii)	11	11	(28)	(25)

Amounts recognized on the consolidated balance sheets consist of:
Accrued pension asset (liability)	11	11	(28)	(25)
Additional minimum pension liability(iv)	—	—	(16)	—
Intangible asset(iv)	—	—	2	—
Accumulated other comprehensive income	—	—	14	—

Net amount recognized on consolidated balance sheets(iv)	11	11	(28)	(25)

(i)	Due to movement of pension plans from net funded to net unfunded positions.

(ii)	Substantially all of the $28 million (2001 — $25 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.

(iii)	Includes the balances of AurionGold Limited at beginning of year.

(iv)	The additional minimum liability represents the excess of the unfunded accumulated benefit obligation over the net accrued pension liability on the balance sheets. An amount equal to the unrecognized prior service costs is set up as an intangible asset, with the remaining difference recognized as a reduction to other comprehensive income.

In determining the present value of accumulated plan benefits and current service pension cost as of December 31, 2002, the weighted average discount rates and expected rates of return on plan assets used vary from 5.5% to 8% (2001 — 6% to 8%) and the salary escalation rates assumed vary from 3% to 4% (2001 — 3% to 4%). The rates used reflect management’s and actuarial assessments of the economic conditions in each of the countries in which Placer Dome operates. The amortization periods for unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 11 to 17 years and are based on the expected average remaining service life of each employee group.

20.	Supplementary Information

(a)	Change in non-cash operating working capital comprise:

	Years ended December 31

	2002	2001	2000

	$	$	$
Accounts receivable	(5)	47	(59)
Inventories	(6)	34	4
Accounts payable and accrued liabilities	(12)	(59)	(29)
Income and resource taxes payable	8	2	(4)

Change in non-cash operating working capital	(15)	24	(88)

(b)	The following tables present additional financial information related to proportionate interests in joint ventures and equity investments.

	Proportionate Interests		Equity
	in Joint Ventures(i)		Investments(ii)

	2002	2001	2002	2001

	$	$	$	$
Current assets	139	106	12	12
Non-current assets	893	961	67	77
Current liabilities	135	129	8	6
Non-current liabilities	512	480	71	74

	Proportionate Interests			Equity
	in Joint Ventures(i)			Investments(ii)

	2002	2001	2000	2002	2001	2000

	$	$	$	$	$	$
Revenues	511	476	500	46	40	49
Cost and expenses	358	387	514	46	45	60

Earnings (loss) before taxes and other items	153	89	(14)	—	(5)	(11)
Net earnings (loss) before effect of change in accounting policy	130	116	17	2	(4)	(8)
Net earnings (loss) after effect of change in accounting policy	122	116	22	2	(4)	(8)

(i)	Includes the Corporation’s joint venture interests in the Musselwhite, Cortez, Granny Smith (see note 3(a)), Porgera (see note 3(a)) and South Deep mines. The results of Granny Smith are included for the period ended October 22, 2002, when Placer Dome acquired control of AurionGold, which owned the remaining 40% of the Granny Smith Joint Venture.

(ii)	Includes the Corporation’s equity investments in La Coipa Mine.

(c)	Other comprehensive income comprises:

		Cumulative foreign
		currency	Minimum pension
	Unrealized gains on	translation	liability	Unrealized
	securities	adjustment	adjustment	Hedging	Total

Opening, December 31, 1999	4	(29)	—	—	(25)
Unrealized change	1	—	—	—	1
Tax related to unrealized	—	—	—	—	—
Reclassification to net earnings	(4)	—	—	—	(4)

Closing, December 31, 2000	1	(29)	—	—	(28)
Unrealized Change	—	—	—	2	2
Tax related to unrealized	—	—	—	(1)	(1)
Reclassification to net earnings	—	(21)	—	—	(21)

Closing, December 31, 2001	1	(50)	—	1	(48)
Unrealized change	5	—	(14)	4	(5)
Tax related to unrealized	—	—	4	(1)	3

Closing, December 31, 2002	6	(50)	(10)	4	(50)

(d)	The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities. The following is a reconciliation of the net earnings (loss) between the U.S. and Canadian basis:

	Consolidated Statement of earnings(i)
	Years ended December 31

	2002			2001			2000(ii)
	$			$			$

	U.S.	Adjust-	Cdn.	U.S.	Adjust-	Cdn.	U.S.	Adjust-	Cdn.
	basis	ments	basis	basis	ments	basis	basis	ments	basis(ii)

Sales	1,209	50	1,259	1,223	43	1,266	1,413	51	1,464
Cost of sales	698	42	740	705	57	762	727	67	794
Depreciation and depletion	187	26	213	182	36	218	244	7	251

Mine operating earnings	324	(18)	306	336	(50)	286	442	(23)	419

General and administrative	40	—	40	41	—	41	43	—	43
Exploration	52	—	52	44	—	44	56	1	57
Resource development, technology and other	55	—	55	56	—	56	55	—	55
Write-downs of mining interests(iii)(iv)	—	—	—	301	30	331	377	462	839

Operating earnings (loss)	177	(18)	159	(106)	(80)	(186)	(89)	(486)	(575)

Non-hedge derivative gains (losses)(vi)	3	(15)	(12)	(29)	28	(1)	(37)	42	5
Investment and other business income(vi)(vii)	39	1	40	42	(22)	20	122	(4)	118
Interest and financing(vi)(viii)	(66)	23	(43)	(70)	23	(47)	(75)	23	(52)

Earnings (loss) before taxes and other items	153	(9)	144	(163)	(51)	(214)	(79)	(425)	(504)

Income and resource taxes	(34)	9	(25)	36	(5)	31	6	152	158
Equity in earnings (loss) of associates(i)	5	(5)	—	(1)	1	—	(4)	4	—
Minority interests(i)	—	—	—	(5)	—	(5)	2	(3)	(1)
Change in accounting policy(ii)	(8)	8	—	—	—	—	(17)	17	—

Net earnings (loss)	116	3	119	(133)	(55)	(188)	(92)	(255)	(347)

Net earnings (loss) per common share	0.33	0.03	0.30	(0.41)	(0.21)	(0.62)	(0.28)	(0.82)	(1.10)

(i)	The investments in MDO (50%), and Minera Las Cristinas C.A. (70% ownership until Placer Dome divested its interest in July 2001) are in the form of incorporated joint ventures. Under the U.S. basis, MDO was equity accounted for and Las Cristinas was fully consolidated. Under the Canadian basis these joint ventures were proportionately consolidated.

(ii)	During the fourth quarter of 2002, Placer Dome changed its accounting policy for US GAAP, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs (note 2(a)). For Canadian GAAP this was applied retroactively with restatement of 2001 and 2000 comparative figures. The net impact was to reduce 2001 income by $8 million or $0.03 per share with no impact on 2000.

(iii)	Following the adoption of SAB 101 under U.S. GAAP in 2000 (note 2(e)), Placer Dome adopted the same policy under Canadian GAAP in the first quarter of 2001 for consistency, although the change was not required under Canadian GAAP. The new policy was applied retroactively with restatement of 2000 comparative figures. The net impact of the restatement was to decrease the 2000 consolidated loss by $11 million ($0.04 per share).

(iv)	Under the Canadian basis, the Getchell acquisition was accounted for by the purchase method compared with the pooling of interests method under U.S. GAAP. Getchell was subject to two separate write-downs with the additional write-downs under Canadian GAAP of $27 million in 2001 and $585 million in 2000 being related to the value ascribed to exploration potential.

(v)	Under the U.S. basis, impairment provisions on long-lived assets are calculated on a fair value basis whereas under the Canadian basis they are calculated on an undiscounted basis.

(vi)	Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

(vii)	As disclosed in Note 14, Preferred Securities under the U.S. basis are accounted for as long-term debt. Under the Canadian basis, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under the U.S. basis, whereas under the Canadian basis, they are credited to contributed surplus in shareholders’ equity.

(viii)	Included in U.S. GAAP investment income in 2001 is $21 million related to the cumulative translation adjustment recognized on the closure of the Kidston Mine. Under Canadian GAAP, the cumulative translation adjustment related to Kidston Mine was nil. The use of the different exchange rates and the different adoption dates for Canadian and U.S. GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders’ equity. Effective January 1, 1991 the Corporation adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis the Corporation’s financial statements for all years prior to January 1, 1991 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1990. Under the U.S. basis pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date the Corporation was formed by the amalgamation of three predecessor companies.

(ix)	Under the U.S. basis, a portion of all Placer Dome Inc.’s interest costs incurred must be capitalized as part of the cost of a project under development, and subsequently amortized when operations commence. Under the Canadian basis, interest is capitalized on a mine development project only if the indebtedness is specifically incurred, either directly or indirectly, to finance the project.

21.	Subsequent Events

(a)	On January 31, 2003, Placer Dome repaid $137 million of debt assumed in the purchase of AurionGold with cash (see note 14(c)).

(b)	On February 11, 2003, Placer Dome announced that it had exercised its option to become joint venture manager and earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. Placer Dome can vest its additional 40% if it expends a minimum of $30 million, completes a feasibility study and makes a decision to construct a mine on the property at a production rate of not less than 600,000 ounces of gold per year by November 13, 2007. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, joint venture management would revert to NovaGold and Placer Dome retains its 30% participating interest.

ITEM 7: MARKET FOR SECURITIES

Market Information

The Corporation’s common shares (the “Common Shares”) are listed on the New York Stock Exchange in the United States, the Toronto Stock Exchange in Canada, the Australian Stock Exchange in Australia, Euronext — Paris in France and the Swiss Exchange in Switzerland. The Common Shares are listed under the stock symbol PDG.

International Depositary Receipts representing the Common Shares are listed on Euronext — Brussels in Belgium.

Electronic trading of Common Shares in Australia has been facilitated through CHESS Depository Instruments (“CDIs”). CDIs are units of beneficial ownership in securities of the Corporation held by CHESS Depositories Nominees Pty. Ltd. (“CDN”), a wholly owned subsidiary of the Australian Stock Exchange. The main difference between holding CDIs and holding Common Shares is that the holder of CDIs has beneficial ownership of the underlying Common Shares instead of legal title. Legal title is held by CDN. The Common Shares are registered in the name of CDN and held in trust by CDN for the benefit of the CDI holder.

The Toronto Stock Exchange and the New York Stock Exchange are the principal exchanges on which the Common Shares are traded. Shown below are high and low sale prices for the Common Shares for each of 2002 and 2001.

	2002		2001

	High	Low	High	Low

Toronto Stock Exchange (Canadian dollars)
First quarter	$22.05	$16.42	$16.16	$12.00
Second quarter	22.57	16.92	19.16	13.20
Third quarter	17.60	12.52	21.25	14.59
Fourth quarter	18.59	12.66	20.98	15.45
New York Stock Exchange Composite Transactions (United States dollars)
First quarter	13.85	10.34	10.45	7.88
Second quarter	14.74	11.15	12.48	8.38
Third quarter	11.99	7.91	13.48	9.52
Fourth quarter	11.90	7.97	13.36	8.75

The Corporation’s 8 5/8% Series A Preferred Securities, due December 31, 2045, are listed on the New York Stock Exchange.

Shareholders

The Corporation had 16,656 registered shareholders of record as at February 19, 2003. The Articles and by-laws of the Corporation contain no restrictions on the right to hold or vote the Corporation’s Common Shares. There are no government laws, decrees or regulations in Canada which restrict the export or import of capital (including foreign exchange controls), or which affect the remittance of dividends or other payments to non-resident shareholders, subject to applicable withholding taxes discussed below.

Dividends

A dividend of $0.05 per share was paid in each of the months of March and September 2002.

A dividend of $0.05 per share was declared on February 19, 2003 payable on April 7, 2003 to shareholders of record as at March 7, 2003.

Dividends are declared in United States dollars. Shareholders with addresses in Canada and Australia are currently paid the equivalent amount in Canadian and Australian dollars. Cash dividends paid to non-residents of Canada are generally subject to Canadian withholding tax at the rate of 25%. Subject to certain filing requirements, under the terms of tax conventions, shareholders resident in the United States and Australia are subject to withholding tax of 15%.

The decision to pay dividends and the amount thereof is at the discretion of the Board of Directors of the Corporation and is governed by such factors as earnings, capital requirements and the operating and financial condition of the Corporation.

ITEM 8: DIRECTORS AND EXECUTIVE OFFICERS

Directors of Placer Dome Inc.

The current directors of the Corporation and their principal occupations for the past five years are shown in the following table. The term of office of each current director will expire at the next annual meeting or when his or her successor is duly elected or appointed. The directors who are members of the Corporation’s Audit, Corporate Governance, Safety and Sustainability and Human Resources and Compensation Committees are noted below.

Name and Municipality of		Principal occupation (for the past five
Residence	Became a director	years unless otherwise shown)

G. Bernard Coulombe Asbestos, Quebec (3)	1994	Mining Consultant (advising Raymond Chabot Inc. as Monitor of the business and financial affairs of Jeffrey Mine Inc.*) since October 2002; prior thereto, President and CEO, Jeffrey Mine Inc. (formerly JM Asbestos Inc.) (producer of chrysotile asbestos fibres).

John W. Crow Toronto, Ontario (1)(4)	1999	President, J & R Crow Inc. (economic and financial consultants).

Graham Farquharson Toronto, Ontario (2)(3)	1999	President, Strathcona Mineral Services Limited (mining industry consulting company).

Robert M. Franklin Willowdale, Ontario (2) (4)	1987	Non-Executive Chairman of the Board of the Corporation; President, Signalta Capital Corporation (investment company).

David S. Karpin Toorak, Australia (1) (3)	1998	Consultant; Executive Chairman, Karpin Slaughter Limited since September 1996; Chairman, Mount Eliza Business School Ltd. since July 1998; Chairman, Melbourne Health since July 2000; Director, Warrnambool Cheese and Butter Ltd. since August 2000; Director, Racing Victoria Limited since December 2001; Chairman, Magnesium International Ltd. since May 2002.

Alan R. McFarland New York, New York (1)	1987	Managing Member, McFarland Dewey & Co. LLC (investment bankers).

Clifford L. Michel Gladstone, New Jersey (4)	1987	Senior Counsel, Cahill Gordon & Reindel (law firm) since February 2001, and prior thereto, Partner; President and CEO and a director of Wenonah Development Company (private investment company).

Edythe A. Parkinson-Marcoux Canmore, Alberta (2) (3)	1997	Consultant and Strategic Advisor, Southern Pacific Petroleum (petroleum company) since April 2001; Consultant and Strategic Advisor, Ensyn Group Inc. (petroleum and biomass company) since November 2001; Chairman, Ensyn Energy Corp. (petroleum company) from May 2001 to November 2001; President and CEO, Ensyn Energy Corp. from March 1998 to May 2001; prior thereto, President, Gulf Heavy Oil (petroleum company).

Jay K. Taylor Blaine, Washington	1999	President of the Corporation since September 1999 and CEO since February 2000; Executive Vice-President, North America from July 1998 to September 1999; President and CEO, Placer Dome North America from August 1997 to February 2000; President and CEO, Placer Dome U.S. Inc. from March 1995 to November 1999.

Vernon F. Taylor III Oak Creek, Colorado (2)	1987	Co-Chairman, Optigas Inc. (a company that gathers and markets natural gas) since March 2002; Partner, The Chart Group L.P. (investment bankers) since November 1999; private investor; prior thereto, Chairman, Breece Hill Technologies, Inc. (private computer peripherals manufacturer).

William G. Wilson Dublin, Ireland (1) (4)	1993	Business Consultant; Chairman of the Board, Dundee Precious Metals Inc. (gold and precious metals investment company) since June 2002.

(1)	Member of Audit Committee.

(2)	Member of Corporate Governance Committee.

(3)	Member of Safety and Sustainability Committee.

(4)	Member of Human Resources and Compensation Committee.

*	- A company under the protection of the Companies’ Creditors Arrangement Act

Executive Officers of Placer Dome Inc.

The executive officers of the Corporation and their principal occupations for the past five years (which have been with the Corporation, except as noted) are shown in the following table. Officers are elected or appointed by the Board of Directors and serve at the pleasure of the Board.

Name and Municipality
of Residence	Office

Joseph L. Danni Denver, Colorado	Vice-President, Corporate Relations since January 2003; Vice-President, Corporate Relations and Sustainability, Placer Dome America Holding Corporation from March 2001 to January 2003; Vice-President, Corporate Relations, Placer Dome North America Limited from August 1999 to May 2001; prior thereto, Vice-President, Corporate Relations.

Keith D. Ferguson North Vancouver, British Columbia	Vice-President, Safety and Sustainability since March 2002; Vice-President, Sustainability from August 2001 to March 2002; Manager, Environmental Affairs (Canada), Placer Dome (CLA) Limited from January 1994 to August 2001; Manager Equity Division, Placer Dome (CLA) Limited from January 2000 to August 2001.

Jennifer A. Gordon Vancouver, British Columbia	Senior Vice-President, Human Resources since November 2001; Vice-President, Human Resources from June 2000 to November 2001; Director, Corporate Human Resources from November 1999 to June 2000; Manager, Human Resources from March 1999 to November 1999; prior thereto, Manager, Human Resources, Finning International Inc.

Geoffrey A. Handley North Vancouver, British Columbia	Executive Vice-President, Strategic Development since October 2002; Senior Vice-President, Exploration and Corporate Development from May 2000 to October 2002; prior thereto, General Manager, Exploration and Corporate Development, Placer Pacific Limited.

William M. Hayes Denver, Colorado	Executive Vice-President, United States and Latin America since October 1999; President and CEO, Placer Dome Latin America since March 1995.

Rex J. McLennan West Vancouver, British Columbia	Executive Vice-President and CFO since July 1998; prior thereto, Senior Vice-President and CFO.

Bruce B. Nicol Delta, British Columbia	Vice-President and Controller.

George N. Paspalas Parktown, South Africa	Executive Vice-President, South Africa since October 2002; Mine General Manager, Granny Smith Mine from June 2002 to October 2002; prior thereto, Mine General Manager, Osborne Mine.

George E. Pirie Toronto, Ontario	Executive Vice-President, Canada since December 2002; Acting President and CEO, Canada, Placer Dome (CLA) Limited from November 2001 to December 2002; CFO, Canada, Placer Dome (CLA) Limited since February 1999; prior thereto, Commercial Manager, North America, Placer Dome Exploration Inc.

Name and Municipality
of Residence	Office

J. Donald Rose Vancouver, British Columbia	Executive Vice-President, Secretary and General Counsel since November 2001; prior thereto, Vice-President, Secretary and General Counsel of the Corporation since March 1997.

Jay K. Taylor Blaine, Washington	See “Directors of Placer Dome Inc.”

Peter W. Tomsett Chelmer, Queensland Australia	Executive Vice-President, Asia Pacific since January 2001; Vice-President, Operations, Asia Pacific from April 2000 to December 2000; General Manager, Investor Relations from March 1998 to March 2000; prior thereto, Resident Manager, Osborne Mine.

The number of Common Shares of the Corporation which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Corporation as a group, as at February 1, 2003, was 774,795, representing 0.2% of the outstanding Common Shares.

To the best of the Corporation’s knowledge, having made due inquiry, no director or executive officer of the Corporation is or has been in the last 10 years, a director or officer of another issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or (b) became bankrupt or made a bankruptcy or insolvency related proposal or was subject to or instituted proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: At the request of the Corporation, Mr. C. L. Michel was serving as a director of TemTechCo., Inc. (formerly Tempo Technology Corporation) when, in May of 1995, that company filed a petition in the United States Bankruptcy Court for the district of Delaware, seeking protection under Chapter 11 of the United States Bankruptcy Act, which petition was subsequently dismissed.

ITEM 9: ADDITIONAL INFORMATION

Additional information, including information as to Directors’ and Officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities is contained in the Management Proxy Circular and Statement of the Corporation dated February 19, 2003. As well, additional financial information is provided in the Corporation’s 2002 Annual Report.

The Corporation will provide to any person or company, upon request to the Secretary of the Corporation, the following information, provided the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation and, at the time of the request, the securities of the Corporation are not in the course of a distribution under a preliminary short form prospectus or short form prospectus:

(a)	one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(b)	one copy of the comparative financial statements of the Corporation for the year ended December 31, 2002 together with the accompanying report of the auditors and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c)	one copy of the Management Proxy Circular and Statement of the Corporation dated February 19, 2003 in connection with the Annual and Special Meeting of Shareholders of the Corporation to be held on April 30, 2003; and

(d)	one copy of any other document incorporated by reference in a preliminary short form prospectus or short form prospectus if securities of the Corporation are in the course of distribution.

PLACER DOME INC.
FORM 40-F DECEMBER 31, 2002

CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the registrant’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c)) under the Securities Act of 1934. Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

NON-AUDIT SERVICES

Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Corporation’s auditor for the fiscal year ended December 31, 2002 have been approved by the Audit Committee of the Corporation. The aggregate fees billed by the Corporation’s auditor for all non-audit services rendered was $213,000, 12% of the total fees paid to the auditor. Professional services provided include legal services in connection with a Canadian tax litigation matter.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Consent to Service of Process on Form F-X in connection with the Common Shares has been previously filed with the SEC.

EXHIBITS

The following exhibits are filed as part of this report:

1.	Consent of Ernst & Young LLP.

2.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

3.	The Corporation’s consolidated financial statements for the year ended December 31, 2002 and Management Discussion and Analysis of financial conditions and results of operations thereon prepared in accordance with Canadian generally accepted accounting principles.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PLACER DOME INC.
Registrant

“J. Donald Rose” J. Donald Rose Executive Vice-President, Secretary and General Counsel February 27, 2003

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

     I, Jay K. Taylor, certify that:

1)	I have reviewed this annual report on Form 40-F of Placer Dome Inc.;

2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6)	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date : February 27, 2002

“Jay K. Taylor” Name: Jay K. Taylor Title: Chief Executive Officer and President, Placer Dome Inc.

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Rex J. McLennan, certify that:

1)	I have reviewed this annual report on Form 40-F of Placer Dome Inc.;

2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6)	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date : February 27, 2003

“Rex J. McLennan” Name: Rex J. McLennan Title: Chief Financial Officer and Executive-Vice President, Placer Dome Inc.