Form 40-F
period 2003-12-31
PLACER DOME INC
filed 2004-03-05
CIK 819996

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40 - F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934.

[✓]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the Fiscal Year Ended: December 31, 2003	Commission File Number 1-9662

PLACER DOME INC.

Canada (Jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Suite 1600, 1055 Dunsmuir Street P.O. Box 49330, Bentall Postal Stn. Vancouver, British Columbia Canada V7X 1P1 Telephone: (604) 682-7082 (Registrant’s Principal Executive Offices)		Robert M. Riggs Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005-2072 Telephone: (212) 732-3200 (Agent for Service in the United States)

     Securities registered pursuant to Section 12(b) of the Act:

     Title of Each Class:          Name of Each Exchange on Which Registered:

Common Shares	New York Stock Exchange	Euronext-Paris
	Toronto Stock Exchange	Swiss Exchange
Australian Stock Exchange

Common Share	New York Stock Exchange
Purchase Rights	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[✓]      Annual Information Form    [✓]      Audited Annual Financial Statements

At December 31, 2003, 411,530,294 Common Shares of the Registrant were outstanding.

Indicate by check mark whether the Registrant by filing the information in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such Rule. Yes [  ]  No [✓]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [✓]    No   [  ]

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Corporation’s future plans, objectives or goals, including words to the effect that the Corporation or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “would”, “will” or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Corporation’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Corporation’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Corporation produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Corporation operates, technological and operational difficulties encountered in connection with the Corporation’s mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Corporation’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Corporation with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities. The Corporation does not undertake to update any forward-looking statement that may be made from time to time by the Corporation or on its behalf, except in accordance with applicable securities laws. Unless otherwise indicated, all dollar amounts in this report are United States dollars. The closing rate for the United States dollar in Canada on December 31, 2003, as reported by the Bank of Canada, was U.S.$1.00 = CAD $1.2924. Reference to future dollar amounts in 2004 represent nominal dollars, whereas dollar amounts in 2005 and beyond represent constant or uninflated dollars.

Explanatory Note: Placer Dome Inc. is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. Placer Dome Inc. is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of Placer Dome Inc. are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

     Documents Included in this Form

1.	Renewal Annual Information Form for the fiscal year ended December 31, 2003 including Consolidated Financial Statements for the fiscal year ended December 31, 2003, together with the auditors’ report thereon, and Management’s Discussion and Analysis of financial condition and results of operations each prepared in accordance with United States generally accepted accounting principles.

PLACER DOME INC.
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Stn.
Vancouver, British Columbia
Canada V7X 1P1
Telephone: (604) 682-7082
Website: www.placerdome.com

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2003

Dated February 26, 2004

TABLE OF CONTENTS

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
ITEM 8: DIRECTORS AND EXECUTIVE OFFICERS
ITEM 9: ADDITIONAL INFORMATION
SIGNATURES
Consent of Ernst & Young LLP
Consents of Qualified Persons
Consolidated Financial Statements
Section 302 Certification
Section 906 Certification

PLACER DOME INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

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

The chart on page 4 shows, as at February 26, 2004, the principal mines, divisions, operating subsidiaries, joint ventures and associated companies of the Corporation and its percentage ownership interest, on an undiluted basis, in each (ownership is 100%, except as otherwise indicated).

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

(1)	This chart represents Placer Dome’s corporate and management structure. All corporate entities on the chart have their place of incorporation shown in parentheses. Ownership is 100%, except as otherwise indicated. Significant by-products are noted parenthetically. Effective January 1, 2004, Highlands Gold Limited, a significant subsidiary 100% owned by Placer Dome not shown on the chart, and Placer Niugini Management Limited, both of which are incorporated in Papua New Guinea, amalgamated. The amalgamated entity is now known as Placer Niugini Limited. On the same date, Highlands Gold Properties Limited, a significant subsidiary 100% owned by Placer Dome not shown on the chart, Placer Niugini Limited and Placer (PNG) Limited, which are all incorporated in Papua New Guinea, amalgamated. The amalgamated entity is now known as Placer (PNG) Limited.

(2)	Placer Dome’s ownership interest in Misima Mines Limited is through Placer (PNG) Limited.

(3)	Placer Dome’s ownership interest in the Porgera Joint Venture is through Placer (PNG) Limited and Goldfields PNG Holdings Limited

(4)	The shares of Kidston Gold Mines Limited, which owns 100% of Kidston mine, were listed on the Australian Stock Exchange until July 2002. The Kidston mine ceased operations in July 2001 due to the depletion of ore.

(5)	Compañia Minera Mantos de Oro is an incorporated joint venture.

(6)	Kundana mine includes 100% of Kundana, 51% of East Kundana and 49% of Mungari West mines. The Paddington and Kundana mills and related gold mines are referred to collectively as “Kalgoorlie West” in this Annual Information Form.

(7)	The participants in the Granny Smith Joint Venture are Placer (Granny Smith) Pty. Limited (60% interest) and Granny Smith Mines Limited (40% interest). As a result of the AurionGold acquisition in 2002, Granny Smith Mines Limited is now 100% owned by Placer Dome.

(8)	Placer Dome’s interest in Afrika Mashariki Gold Mines Limited is held through East African Gold Mines Limited, which is incorporated in Australia.

(9)	Another significant subsidiary not shown on the chart is AurionGold Limited, which is owned 100% by Placer Dome Asia Pacific Limited.

(10)	Three other significant subsidiaries not shown on the chart are PDG Finance (Cayman) LLC, which is incorporated in the Cayman Islands, and PDG Bank Limited and PDG Finance SRL, which are incorporated in Barbados, all of which are owned, directly or indirectly, 100% by PDG Aurora LLC.

(11)	Zaldívar Chile Inc., which is incorporated in Barbados, owns 100% of Compañía Minera Zaldívar. Placer BC Limited, which is incorporated in Barbados, owns 100% of Zaldívar Chile Inc.

(12)	Placer Dome’s ownership interest in the Cortez mine is through Placer Cortez Inc., which is incorporated in Delaware, U.S.A.

(13)	Placer Dome South Africa (Proprietary) Limited is 100% owned by PDG Aureate Limited, which is incorporated in the Cayman Islands. PDG Aureate Limited is 100% owned by Placer Dome Africa Holdings (Cayman) Limited, which is incorporated in the Cayman Islands.

(14)	Placer Dome’s ownership interest in the Turquoise Ridge mine is held through Placer Turquoise Ridge Inc., which is incorporated in Delaware, U.S.A.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation prepares and files its Annual Information Form, consolidated financial statements and management’s discussion and analysis (“MD&A”) in United States (“U.S”) dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). Accordingly, the discussions and disclosures contained herein are based on U.S. GAAP. The consolidated financial statements and MD&A prepared in accordance with Canadian GAAP (also in U.S. dollars) are included with the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities.

General Development of the Business

Placer Dome is principally engaged in the exploration for, and the acquisition, development and operation of, gold mineral properties. At present, major mining operations are located in Canada, the United States, Australia, Papua New Guinea, South Africa, Tanzania and Chile. Exploration work is carried out in the above-mentioned countries and many others elsewhere throughout the world. Placer Dome’s principal product and source of earnings is gold, although significant quantities of silver and copper are also produced.

Placer Dome’s financial objective is long-term growth in cash flow and earnings per share through successful gold and other metals exploration, property acquisition, technology development and application, mine development and mine operations. The strategy is intended to generate value for shareholders through the optimization of production from existing operations, and the acquisition and development of long-life, low cost gold and other metal mining opportunities. Life of mine operational plans are focused on optimizing each mine’s discounted long term cash flow (“NPV”); and maximizing pre-tax cash flow over the long term, based on long-term assumptions for metal prices, currency exchange rates and other input costs. Financial performance for the Corporation is also monitored annually against targets for operating earnings and cash flow from operations, as well as operating measures such as metal production, unit production costs, and net asset value accretion (“NAV”) as measured by changes in consolidated NPV of the Corporation’s long-term projected net cash flows. The Corporation incurs taxes in a number of countries in which it conducts business, and seeks to organize its corporate structure and activities to optimize its overall group tax position.

Consistent with the Corporation’s strategy and financial objectives, Placer Dome optimizes the performance and value of existing assets, invests in new high quality assets and improves its business performance through innovation. In July 2003, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold Mines Limited (“East African Gold”) for approximately $255 million. The acquisition provides Placer Dome with the North Mara open pit gold mine in northern Tanzania and also included an extensive land package in the area. During 2003, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property and subsequently entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) for the Getchell and Turquoise Ridge mines. Placer Dome owns 75% of the joint venture and is the operator while Newmont owns a 25% interest. Also during 2003, Placer Dome commenced the development of Top Pit Stage 7 of the Bald Mountain mine and Stage 5B of the Golden Sunlight mine. On December 31, 2002, Placer Dome completed the acquisition of 100% of the outstanding shares of AurionGold Limited (“AurionGold”) in exchange for the issuance of 77,934,094 common shares of Placer Dome and the payment of $63 million in cash to the shareholders of AurionGold. The acquisition, which increased Placer Dome’s ownership in the Granny Smith and Porgera gold mines to 100% and 75% respectively, also included the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) as well as the Kanowna Belle and Henty gold mines in Australia and provided significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. Also during 2002, Placer Dome and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Corporation’s Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. During 2001, Placer Dome brought into production the South Pipeline deposit at the Cortez Mine and the Wallaby deposit at the Granny Smith Mine, as well as commenced development of Stage 5 at the Porgera Mine. See note 3 to the Corporation’s consolidated financial statements for a more detailed description of the East African Gold and AurionGold acquisitions and the Newmont and Porcupine Joint Ventures.

Placer Dome’s business performance and mineral reserves are impacted by fluctuations in metal prices. In 2003, the price of gold averaged around $363 per ounce and traded between a range of $320 to $416 per ounce. This is up from an average of $310 per ounce in 2002 and $271 per ounce in 2001, and a range of $256 to $349 per ounce over the two year period. As a result of this, Placer Dome increased its long-term price forecast in 2003 from $300 to $350 per ounce for planning purposes and $325 per ounce for mineral reserves. Mine asset impairment analyses were performed using a long-term gold price of $350 per ounce for 2003, $300 per ounce for 2002 and $275 per ounce for 2001. In 2003 and 2002, the Corporation determined that no write-downs of the carrying values of assets were required. In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis at then current gold prices failed to identify a mine plan that would recover the carrying value of the asset and provide a satisfactory return to shareholders. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

The Corporation’s share of proven and probable mineral reserves at year-end 2003, calculated using an appropriate cut-off grade associated with an average long-term gold price of $325 per ounce (except at South Deep where a gold price of $300 per ounce was used), was estimated to be 60.5 million ounces of gold (refer to the mineral reserve and mineral resource tables on pages 14 to 17 for further details). During 2003, exclusive of mineral reserve depletion through mining, the Corporation increased its share of mineral reserves by approximately 12.2 million ounces compared to increases of 11.6 million ounces in 2002 and 0.6 million ounces in 2001. In line with its emphasis on focusing exploration expenditures on its existing mine sites, of the above mineral reserve increases, in 2003 approximately 8.3 million ounces were at existing mine sites compared to 4.6 million ounces in 2002 and 0.6 million ounces in 2001.

For further information about material properties of the Corporation see the Material Property discussions commencing on page 23 of this report. See the Selected Consolidated Financial Information in Item 5 of this report for information on significant transactions affecting the development of the Corporation’s business in the last three years.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

Operations

The Corporation’s share of gold production in 2003 was derived from mines in Australia (28%), the United States (27%), Papua New Guinea (19%), Canada (15%), South Africa (6%), Chile (3%) and Tanzania (2%). The Zaldívar Mine in Chile and Osborne Mine in Australia contributed 78% and 22%, respectively, to the Corporation’s share of copper production in 2003. See note 4 to the consolidated financial statements in Item 6 of this report for information on Placer Dome’s segment revenues, mine operating earnings and property, plant and equipment balances. See the Strategic Review section of the Management’s Discussion and Analysis in Item 6 of this report for information regarding expected 2004 effective tax rates for mining earnings in the principal jurisdictions in which operations are located.

Production by Placer Dome in each of the last three years was as follows: (1)

		2003	2002	2001
Gold (000 ounces)	- consolidated	3,785	2,756	2,776
	- the Corporation's share	3,862	2,823	2,756
Copper (million pounds)	- consolidated and the Corporation's share	425.4	427.5	417.2

(1)	Consolidated figures include 100% of production by the Corporation and its subsidiaries and the pro-rata share of production of unincorporated joint ventures, but excludes production of equity accounted associates (La Coipa). The Corporation’s share includes the equity share of production from associates, but excludes the minority shareholder percentage of production by subsidiaries.

Exploration

Placer Dome’s global exploration strategy focuses on near mine exploration as well as global exploration and combines near-term and long-term objectives. In the near term, Placer Dome seeks to move its existing advanced projects to development and mine status, and to acquire promising mid to advanced-stage exploration projects both near our mines and globally. Long-term programs include generative and grassroots exploration both near our mines and in certain priority belts globally to maintain a supply of high quality projects.

The exploration group within Placer Dome manages its global exploration program by evaluating and prioritizing exploration opportunities, allocating resources to projects and directing activities internationally. The management structure of the exploration group includes an executive vice-president, located in Vancouver, and regional managers who lead and coordinate exploration activities in Canada (Vancouver and Toronto, Canada offices), United States and Central America (Reno, United States office), South America (Santiago, Chile; and Lima, Peru offices), Africa and Eurasia (Johannesburg, South Africa office) and Australia and Asia-Pacific (Brisbane and Perth, Australia offices). Activities are administered locally from these regional offices and guided by a senior management group distributed amongst the offices.

Exploration expenses during 2003, including exploration activities at operating mines, amounted to $76 million, virtually all of which was spent in the search for gold. Consolidated exploration expenses for each of the last three years are as follows:

($ in millions)	2003	2002	2001

Australia and Asia-Pacific	$27	$13	$9
Canada	20	12	10
United States and Central America	13	15	14
Africa and Eurasia	7	4	3
South America	5	4	3
Other	4	4	5

	$76	$52	$44

Placer Dome’s 2004 exploration expenditures are expected to be approximately $75 million, with approximately two-thirds of the amount allocated to exploration at existing mine sites.

Technology

Part of Placer Dome’s strategy is to invest in research and new technology. The technology initiatives involve research and development for improved methods of locating, extracting and processing ore at lower costs, with less risk to the health and safety of our employees, and with less disturbance to the environment.

In 2003, technology expenses totalled $10 million, and it is anticipated that expenditures in 2004 will be of similar amounts.

Marketing

Gold

Gold is a metal traded on world markets, with benchmark prices generally based on the London gold market quotations. Gold bullion is held principally as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”. Governments, central banks and other official institutions hold approximately 32,000 tonnes of gold as an important component of exchange reserves, representing almost 21% of the total above ground stocks. Due to the size of the international bullion market and above ground stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Primary demand for gold is in the fabrication of jewellery which accounts for approximately 73% of the annual demand. Short term investment demand (or dis-investment - “dishoarding”) may result in significant and erratic contributions to demand or supply. Other uses include coin and bar fabrication, dentistry and decorative applications.

The following is a summary of London afternoon fixing prices for gold bullion and consolidated gold revenues of Placer Dome for each of the last three years:

				Consolidated Gold
	High	Low	Average	Revenues(i)
		($ per ounce)		(millions of $)
2003	416	320	363	1,440
2002	349	278	310	916
2001	293	256	271	927

(i)	Includes metals forward sales contracts and certain option revenue.

The London fixing price for gold was $393 per ounce on February 26, 2004 and $417 per ounce on December 31, 2003.

Copper

Copper is used primarily in telecommunications, automobiles, construction, and in consumer durables. Growth in these areas influences the demand for and the price of copper. Marketing of copper in concentrates produced by the Osborne Mine is mainly to smelters in Japan and South Korea. At the Zaldívar Mine, copper cathode is marketed to Europe, the Americas and Asia while concentrate is marketed to local smelters in Chile. The following is a summary of the London Metal Exchange (“LME”) settlement prices for Grade A Cathode, as supplied by Metals Week and consolidated copper revenues of Placer Dome for the last three years:

				Consolidated
	High	Low	Average	Copper Revenues (i)
		(cents per pound)		(millions of $)
2003	105.3	70.9	80.7	318
2002	76.6	64.5	70.7	289
2001	83.3	59.8	71.6	291

(i)	Includes metals forward sales contracts and certain option revenue.

The settlement price for Grade A Cathode copper on the LME was 133.8 cents per pound on February 26, 2004, and 105.3 cents per pound on December 31, 2003.

Environment

All Placer Dome’s activities are subject to legislation related to the environmental impact of its activities. In addition to setting performance standards, government regulation of the industry also requires extensive monitoring and reporting activities. In 2003 Placer Dome’s activities were, and have continued to be, in compliance in material respects with applicable environmental legislation and corporate standards.

In February 1998, Placer Dome approved a policy entitled “Placer Dome and Sustainability” to replace and extend its previous Environmental Policy. For Placer Dome, sustainability means the exploration, design, construction, operation and closure of mines in a manner that respects and responds to the social, environmental and economic needs of present generations and anticipates those of future generations in the communities and countries in which Placer Dome works. In this policy, guiding principles are established for the actions of Placer Dome and its employees in the areas of corporate commitment, public responsibility, social progress, environmental stewardship and economic benefits. It provides guidance for continuous improvement in Placer Dome’s performance on social and environmental issues and in its role as a contributor to economic activity in the communities and nations in which it conducts business. In 2003, Placer Dome continued to focus on social aspects of its sustainability policy including advancing HIV/AIDS programs for employees in South Africa and Papua New Guinea and gathering information, including completing a census of opinion leaders, from communities around 15 of Placer Dome’s minesites regarding the Corporation’s sustainability programs. Several mines published site level sustainability reports in 2003 and all of the mines have or are in the process of publishing reports over the last three years.

Much of the Corporation’s mineral reserves and operations within the U.S. occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. The Solicitor of the U.S. Department of Interior (“Interior Department”) issued a legal opinion on November 7, 1997, limiting the number of five-acre mill sites which could be located based upon a one-to-one ratio between the number of mill sites and the number of twenty-acre associated mining claims. If Congress had not acted twice to limit the applicability of this opinion, many mines could have become technologically and economically infeasible. Most recently, in November of 1999, as part of the fiscal year 2000 Interior Appropriations legislation, Congress precluded the Interior Department, for fiscal years 2000 and 2001, from applying the mill site ratio limitation to those mining operations which had an approved or pending plan of operations as of the date of the 1997 Solicitor’s opinion. On October 3, 2001, the Interior Department instructed the Bureau of Land Management (“BLM”) not to apply the previous administration’s mill site limitation to any plans of operations that the BLM approved before November 29, 1999 or that were submitted to the BLM before November 7, 1997. At the same time, the Interior Department asked the Solicitor to review the mill site opinion. Following an extensive review of the Interior Department’s long standing interpretation of the mining law and departmental practices, on October 7, 2003, the Solicitor of the Interior Department issued a new mill site opinion invalidating the November 7, 1997 legal opinion, and re-establishing the practices in place prior to the 1997 opinion. Consequently, management is of the view that there is no material, adverse effect to the existing U.S. mining interests owned by Placer Dome posed by the mill site limitations established in the 1997 Solicitor’s Opinion.

Although the ultimate amount of reclamation obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated the undiscounted future value of its share of these costs to be $268 million as at December 31, 2003. This is an increase from the estimate of $245 million at January 1, 2003 due to additional obligations incurred during 2003, changes in estimates, obligations arising out of the acquisition of East African Gold and periodic accretion expense, partially offset by a reversal of a portion of the accrual previously required for Turquoise Ridge. The fair value of estimated obligation as at December 31, 2003, all of which has been accrued, was $198 million (2002 - $161 million) with the difference being primarily due to the approach required by a new U.S. accounting standard (see notes 1 and 2(a) to the Consolidated Financial Statements). Over the next 3 years, Placer Dome anticipates spending approximately $15 million on reclamation and closure at the Misima mine and the closed Equity and Kidston mines.

Employee Relations

At December 31, 2003, Placer Dome employed 16,750 people worldwide, approximately 12,500 employees at its subsidiaries and joint ventures and 4,250 contract employees. Approximately 400 full-time employees and 400 contract employees joined Placer Dome as a result of the acquisition of East African Gold during the year.

Labour relations with the unionized workers, at operations where collective agreements are in place, were good with no labour unrest experienced in 2003, with the exception of South Deep. The site was impacted by the loss of two days of work as a result of a strike by the employee members of the National Union of Mineworkers (NUM). The strike was related to industrial actions in the country linked to time off over Easter.

Since then, South Deep’s management and the National Union of Mineworkers have been able to secure key agreements to improve and maintain their working relationship. These agreements include:

–	The “Wage Agreement”. South Deep was the first gold mining company in South Africa to reach such an agreement.

–	The “Continuous Operations Agreement”. This agreement optimizes the mining of the ore body while allowing employees to travel to their homes more frequently than in the past.

–	The “Working-In Arrangements” agreement, which addresses the issues related to the Easter and Christmas holiday breaks.

In Tanzania, the transition following the acquisition of East African Gold by Placer Dome was well received by the workforce and there was no disruption to the operation of the North Mara mine. However, since that time, some unionizing activity has been experienced in early 2004. This has not resulted in any labour unrest or work disruption.

At the Porcupine Joint Venture, 43 staff employees were laid off in March as part of the initial reduction of employees associated with the closure of the Dome Mine in 2004. A Labour Adjustment Committee was formed with the Union to assist employees who will be impacted by the closure of the Dome Mine. Labour relations remained positive in 2003 with the lowest number of grievances recorded in over 25 years.

At the Musselwhite mine, 47 full-time and contract personnel were laid off in May as part of an overall operational review.

Compania Mantos de Oro successfully negotiated a three-year contract with the two unions representing some of the employees at the La Coipa mine in northern Chile. Good relations were maintained with all employees during the negotiations allowing normal production to continue with no stoppages. The new contract will run from June 2003 until May 2006.

During 2003 the Kalgoorlie Operations attempted to introduce a new employment agreement for its workforce of 667 employees. The purpose of the new agreement was to obtain consistency in terms and conditions of employment as a result of the Placer Dome takeover and to reduce the risk of industrial disruption as a result of recent legislative changes in Western Australia, where the operations are located. The agreement was presented to award-based employees in a collective form and non-award-based employees in an individual form. The award-based employees did not vote in favour of the new agreement and subsequently have remained on their pre-Placer Dome employment conditions, while more than 98% of the non-award-based employees have signed on to the new individual agreements.

Further restructuring of the Kalgoorlie West and Kanowna Belle operations in September 2003 resulted in the retrenchment of 43 employees, but these did not impact production.

On February 1, 2003, the Porgera Joint Venture signed a 6-year industrial agreement covering the 1,200 award-based staff at site. This agreement includes an annual remuneration review effective on the anniversary of the award signing.

Risk Factors

See discussion of risk factors contained in the Management’s Discussion and Analysis section on page 99.

Competition

Placer Dome competes with other mining companies for the acquisition of mining claims and leases and for the retention of employees. There is significant competition for the limited number of precious metal acquisition and exploration opportunities that are economic under current and foreseeable metals prices.

Mineral Reserves (1) (2)(9)(15) - (Proven and Probable) (2)
Estimates of the Corporation’s Share at December 31, 2003

	PROVEN MINERAL RESERVES			PROBABLE MINERAL RESERVES			TOTAL PROVEN AND PROBABLE MINERAL RESERVES
						Contained
	Tonnes	Grade	Contained oz.	Tonnes	Grade	oz.	Tonnes	Grade	Contained oz.	Recovery
MINE BY METAL	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t )	(000’s)	(%)(1)
GOLD
Canada
Campbell	696	17.6	394	2,820	11.4	1,036	3,516	12.6	1,430	95.5
Musselwhite	5,042	5.6	912	2,624	5.8	490	7,666	5.7	1,402	95.2
Porcupine JV	9,501	1.4	425	18,769	1.9	1,124	28,270	1.7	1,549	91.5
United States
Bald Mountain	10,306	1.0	332	8,586	1.2	344	18,892	1.1	676	72.0
Cortez(7)(8)	89,546	1.9	5,400	50,420	1.4	2,246	139,966	1.7	7,646	86.5
Golden Sunlight	6,120	2.4	468	4,025	1.8	238	10,145	2.2	706	73.0
Turquoise Ridge (11)	4,035	19.6	2,543	1,602	21.3	1,099	5,637	20.1	3,642	92.5
Australia
Granny Smith	7,023	2.0	462	8,039	3.6	942	15,062	2.9	1,404	86.0
Henty	—	—	—	973	10.7	333	973	10.7	333	95.0
Kalgoorlie West	309	6.5	65	9,057	3.2	938	9,366	3.3	1,003	95.0
Kanowna Belle	9,154	4.6	1,345	6,533	4.3	901	15,687	4.5	2,246	89.3
Osborne	5,198	1.1	177	2,140	0.9	60	7,338	1.0	237	78.3
Papua New Guinea
Misima	1,662	0.7	40	—	—	—	1,662	0.7	40	75.0
Porgera(7)	41,182	3.2	4,296	7,668	4.4	1,095	48,850	3.4	5,391	83.6
South Africa
South Deep (7)(9)	5,345	8.3	1,424	100,165	8.4	27,018	105,510	8.4	28,442	97.0
Tanzania
North Mara(10)	15,438	3.0	1,507	18,558	3.9	2,301	33,996	3.5	3,808	85.3
Chile
La Coipa	11,579	1.2	443	4,458	1.0	147	16,037	1.1	590	80.9

			20,233			40,312			60,545

SILVER
La Coipa	11,579	68.9	25,641	4,458	87.9	12,591	16,037	74.1	38,232	62.5
Misima	1,662	7.0	374	—	—	—	1,662	7.0	374	35.0

			26,015			12,591			38,606

									Contained
	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Tonnes	Grade	lbs	Recovery
COPPER	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(%) (1)
Zaldívar (7)	152,354	0.680	2,283	297,480	0.648	4,251	449,834	0.659	6,534	77.2
Osborne	5,198	2.496	286	2,140	2.795	132	7,338	2.583	418	93.6

			2,569			4,383			6,952

Rounding differences may occur. Notes: Refer to page 18 of this document for the notes to the Mineral Reserves table.

Reconciliation of Mineral Reserves (1) (2)(9)(15)

(Proven and Probable)(2)
Estimates of the Corporation’s Share at December 31, 2003

			Other increase or
	Mineral Reserves		(decrease) in	Mineral Reserves
	December 31,	Mined in	mineral reserves	December 31,
MINE BY METAL	2002	2003(5)	(6)(11)(12)	2003
GOLD (000’s ozs)
Canada
Campbell	1,279	205	356	1,430
Musselwhite	1,419	159	142	1,402
Porcupine Joint Venture	1,545	252	256	1,549
United States
Bald Mountain	508	129	297	676
Cortez	4,745	903	3,804	7,646
Golden Sunlight	194	286	798	706
Turquoise Ridge (11)	2,690	116	1,068	3,642
Australia
Granny Smith	2,145	315	(426)	1,404
Henty	397	107	43	333
Kalgoorlie West	1,480	416	(61)	1,003
Kanowna Belle	2,053	295	488	2,246
Osborne	258	46	25	237
Papua New Guinea
Misima	194	107	(47)	40
Porgera	4,681	729	1,439	5,391
South Africa
South Deep (9)	28,658	227	11	28,442
Tanzania
North Mara (10)	—	96	3,904	3,808
Chile
La Coipa	645	119	64	590

	52,891	4,507	12,161	60,545

SILVER (000’s ozs)
La Coipa	32,038	6,700	12,894	38,232
Misima	1,757	1,125	(258)	374

	33,795	7,825	12,636	38,606

COPPER (million lbs)
Zaldívar	6,886	432	80	6,534
Osborne	476	98	40	418

	7,362	530	120	6,952

Rounding differences may occur.
Notes: Refer to page 18 of this document for the notes to the Reconciliation of Mineral Reserves table.

Mineral Resources (3) (4)(9)(15)
(in addition to mineral reserves)
(Measured, Indicated and Inferred) (4)
Estimates of the Corporation’s Share at December 31, 2003

	MEASURED MINERAL			INDICATED MINERAL			TOTAL MEASURED AND			INFERRED MINERAL
	RESOURCES			RESOURCES			INDICATED			RESOURCES
			Contained			Contained			Contained			Contained
MINE BY	Tonnes	Grade	oz.	Tonnes	Grade	oz.	Tonnes	Grade	oz.	Tonnes	Grade	oz.
METAL	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)
GOLD
Canada
Campbell	844	20.1	546	3,441	9.6	1,061	4,285	11.7	1,607	3,590	12.4	1,435
Musselwhite	1,784	7.8	448	2,045	5.4	355	3,829	6.5	803	2,392	8.0	617
Porcupine JV	4,882	2.6	403	32,451	1.8	1,843	37,333	1.9	2,246	8,825	2.9	826
United States
Bald Mountain	10,537	0.8	279	11,010	1.3	465	21,547	1.1	744	19,533	0.9	557
Cortez (7)(8)	45,333	1.4	2,053	132,676	0.8	3,540	178,009	1.0	5,593	18,312	1.4	856
Golden Sunlight	5,183	1.2	203	779	1.3	32	5,962	1.2	235	364	1.3	15
Turquoise Ridge (11)	3,620	11.2	1,307	1,991	12.9	828	5,611	11.8	2,135	3,305	16.8	1,780
Australia
Granny Smith	23	4.0	3	2,957	3.4	320	2,980	3.4	323	18,323	5.2	3,046
Henty	—	—	—	59	8.2	16	59	8.2	16	300	8.8	85
Kalgoorlie West	457	2.8	41	13,778	1.5	686	14,235	1.6	727	24,136	2.7	2,086
Kanowna Belle	6,208	5.2	1,036	4,865	3.6	557	11,073	4.5	1,593	1,949	4.2	264
Osborne	1,838	1.4	85	1,720	1.2	66	3,558	1.3	151	792	1.2	31
Papua New Guinea
Porgera (7)	29,232	2.8	2,614	28,157	2.5	2,278	57,389	2.7	4,892	8,220	3.8	1,003
South Africa
South Deep (7)(9)	895	10.9	314	66,819	9.0	19,279	67,714	9.0	19,593	—	—	—
Tanzania
North Mara (10)	2,589	1.4	119	11,955	1.7	662	14,544	1.7	781	599	1.9	37
Chile
La Coipa	9,815	1.0	314	5,670	1.1	202	15,845	1.0	516	—	—	—

			9,765			32,190			41,955			12,638

SILVER
La Coipa	9,815	29.7	9,385	5,670	17.2	3,127	15,845	25.1	12,512	—	—	—

			9,385			3,127			12,512			-

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
			lbs			lbs			lbs			lbs
COPPER	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)
Zaldivar (7)	23,441	0.487	251	101,565	0.513	1,149	125,006	0.508	1,400	11,561	0.487	124
Osborne	1,838	3.901	158	1,720	2.000	76	3,558	2.982	234	792	2.000	35

			409			1,225			1,634			159

Rounding differences may occur.
Notes: Refer to page 18 of this document for the notes to the Mineral Resources table.

Mineral Resources – Exploration Properties (3) (4)(15)
(Measured, Indicated and Inferred)(4)
Estimates of the Corporation’s Share at December 31, 2003

							TOTAL MEASURED AND
	MEASURED MINERAL			INDICATED MINERAL			INDICATED MINERAL			INFERRED
	RESOURCES			RESOURCES			RESOURCES			MINERAL RESOURCES
EXPLORATION			Contained			Contained			Contained			Contained
PROPERTY BY	Tonnes	Grade	oz.	Tonnes	Grade	oz.	Tonnes	Grade	oz.	Tonnes	Grade	oz.
METAL	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)
GOLD
Cerro Casale (12)	103,413	0.8	2,493	464,526	0.7	10,471	567,939	0.7	12,964	87,310	0.6	1,782
Donlin Creek (13)	5,559	3.1	559	76,676	2.9	7,240	82,235	3.0	7,799	99,540	3.1	10,016
Mount Milligan	156,497	0.5	2,263	251,957	0.4	3,362	408,454	0.4	5,625	35,393	0.4	444
Pueblo Viejo (14)	—	—	—	177,797	3.1	17,492	177,797	3.1	17,492	8,060	2.8	733

			5,315			38,565			43,880			12,975

SILVER
Pueblo Viejo (14)	—	—	—	177,797	17.7	101,407	177,797	17.7	101,407	8,060	13.5	3,506

			—			101,407			101,407			3,506

			Contained			Contained			Contained			Contained
	Tonnes	Grade	lbs	Tonnes	Grade	lbs	Tonnes	Grade	lbs	Tonnes	Grade	lbs
COPPER	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)
Cerro Casale (12)	103,413	0.250	570	464,526	0.260	2,685	567,939	0.260	3,255	87,310	0.330	645
Mount Milligan	156,497	0.198	683	251,957	0.175	972	408,454	0.180	1,655	35,393	0.146	114

			1,253			3,657			4,910			759

Rounding differences may occur
Notes: Refer to page 18 of this document for the notes to the Mineral Resources – Exploration Properties table.

Notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources – Exploration Properties Tables on pages 14 to 17:

(1)	The Corporation’s mineral reserves are estimated as at December 31, 2003 using appropriate cut-off grades associated with an average long-term gold price of $325 per ounce, silver price of $4.75 per ounce and copper price of $0.85 per pound and on Canadian and Australian dollar, Papua New Guinean kina and Chilean peso average long-term exchange rates to the U.S. dollar of 1.45, 1.667, 4 and 750 to 1, respectively (except at South Deep where a gold price of $300 per ounce and a long-term average rand to U.S. dollar exchange rate of 7:1 were used – see note 9). The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. With respect to properties under development and long-term mines, significant capital expenditures would be required for mine construction prior to the start of commercial production and for subsequent exploitation. The qualified persons responsible for mineral reserve estimates are shown under note 15. Consistent with Placer Dome’s normal mineral reserve estimation practices, independent data verification has not been performed.

(2)	A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A “proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” conform to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of these terms as at the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).

(3)	These mineral resources are in addition to gold, silver and copper mineral reserves and have been estimated as at December 31, 2003 using appropriate cut-off grades associated with an average long-term gold price of $450 per ounce and copper price of $1.00 per pound. With respect to exploration properties and properties under development, significant capital expenditures would be required for mine construction prior to the start of commercial production. The qualified persons responsible for mineral resource estimates are shown under note 15. Consistent with Placer Dome’s normal mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Where this document refers to measured, indicated or inferred mineral resources, these would be described as mineralized material in the U.S. reporting environment.

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

(5)	Based on 2003 production divided by the recovery percentage for each mine.

(6)	Increase (decrease) in mineral reserves resulted from reclassifications between mineral resources and mineral reserves, acquisition and divestiture of mineral reserves during the year, changes due to geological remodeling and mine planning and the impact of an increase in the average long term gold price from $300 to $325 per ounce.

(7)	Economic assumptions for material properties: The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

	MINERAL RESERVES	MINERAL RESOURCES
	Cut-off grade	Cut-off grade
	(g/t gold, % copper)	(g/t gold, % copper)
Cortez	0.17 – 4.00 g/t	0.17 – 4.00 g/t
Porgera	1.70 – 6.00 g/t	1.00 – 5.00 g/t
South Deep	4.00 – 6.00 g/t	5.00 g/t
Zaldívar	0.30 – 0.32%	0.26 – 0.28%

The Corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Corporation’s mineral reserve and mineral resource estimates, other than the factors discussed in Part 6, ‘Risks and Uncertainties’ in the Management Discussion and Analysis section on pages 99 to 107 of this document.

(8)	Mineral reserves and mineral resources at Cortez include the Cortez Hills deposit. Placer Dome’s share of the Cortez Hills deposit is outlined in the tables below:

Proven Mineral Reserves			Probable Mineral Reserves			Proven and Probable Mineral Reserves
Tonnes	Grade	Contained oz	Tonnes	Grade	Contained oz	Tonnes	Grade	Contained oz
(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t )	(000s)
15,083	4.59	2,221	7,398	3.91	930	22,481	4.36	3,151

						Total Measured and Indicated				Inferred
Measured Mineral Resources			Indicated Mineral Resources			Resources			Mineral Resources
Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(000s)	(g/t)	oz (000s)	(000s)	(g/t)	oz (000s)	(000s)	(g/t)	oz (000s)	(000s)	(g/t)	oz (000s)
1,010	3.67	119	1,143	5.62	208	2,153	4.73	327	4,418	4.30	610

(9)	Mineral resource and reserve estimates for South Deep as at December 31, 2003 are based on estimates as at December 31, 2000, depleted for production in 2001, 2002 and 2003. The December 31, 2000 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce and an average long-term rand to U.S. dollar exchange rate of 7:1. The geological modeling has been refined since the creation of the disclosed mineral reserves and mineral resources to better reflect the layered, discrete zones of mineralization becoming apparent in the deposit. Although a review of an updated mineral resource estimate is still being carried out by the joint venture, initial indications are that there will be a reduction in the mineral resource primarily in tonnage, and hence in the contained ounce base, compared to the currently disclosed mineral resource at a similar cut-off grade. A mineral reserve estimate will be completed on this mineral resource model. A review and update of the South Deep life of mine plan is currently under way by the joint venture, taking into account technical issues specific to the South Deep operation as well as current and anticipated costs of operating in the South African environment, including the strength of the rand, proposed royalties and social costs imposed by pending minerals legislation. It is anticipated that the completion of the above processes will result in a reduction in the contained mineral reserve ounces. Revised mineral reserve and mineral resource estimates will be announced once the work is completed and reviewed by the joint venture participants, which is anticipated in the second half of 2004.

(10)	The Corporation acquired 100% of East African Gold Mines Limited in 2003. This resulted in the Corporation acquiring 100% of the North Mara mine.

(11)	Effective December 23, 2003, Placer Dome and Newmont Mining Corporation (“Newmont”) formed the Turquoise Ridge Joint Venture which includes the Corporation’s Turquoise Ridge mine and Newmont’s royalty interest from the Turquoise Ridge Mine. Placer Dome owns a 75% interest in and is the operator of the unincorporated joint venture.

(12)	Assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Cerro Casale property are Bema Gold (24%) and Arizona Star (25%).

(13)	Assuming 70% ownership by Placer Dome; the other owner of the Donlin Creek property is NovaGold Resources Inc. On February 11, 2003, Placer Dome announced that it has exercised its option to earn back to a 70% interest in Donlin Creek. In order to do this, Placer Dome must expend $30 million over 5 years and complete a feasibility study, followed by a positive construction decision for a mine that would produce 600,000 ounces of gold per annum. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, the Corporation retains its existing 30% interest.

(14)	Placer Dome has begun a study on the Pueblo Viejo gold deposit including metallurgical test work and evaluation of a whole ore pressure oxidation approach to gold recovery.

(15)	The Corporation’s mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of one or more “qualified persons”, as that term is defined in NI 43-101. The qualified persons responsible for the Corporation’s mineral reserve and mineral resource estimates as at December 31, 2003 are listed below. All named persons are, or were at the time the estimates were prepared, employees of Placer Dome unless indicated as Independent Consultant. In estimating the applicable mineral reserves and mineral resources, the qualified persons have used assumptions, parameters and methods appropriate for each property and have verified the underlying data as appropriate in their professional opinion (including sampling, analytical and test data). However, refer to note 9 regarding the ongoing reserve/resource estimation review at South Deep.

	MINERAL RESERVES		MINERAL RESOURCES
BY PROPERTY	Name	Title	Name	Title
Campbell	Stephane Blais	Senior Mining Engineer	Glen Kuntz	Senior Resource Geologist

Musselwhite	Robert MacDonald	Chief Mine Engineer	Andrew Cheatle	Chief Geologist
			Simon Pollard	Geological Coordinator

Porcupine JV	Stephen Taylor	Senior Engineer	Alastair Still	Chief Geologist & Manager
of Exploration

Bald Mountain	Paul Buckley	Engineering Superintendent	John Porterfield	Deputy Mine General Manager

Cortez	Britt Buhl	Technical Superintendent	Britt Buhl	Technical Superintendent

Golden Sunlight	Paul Buckley	Engineering Superintendent	Paul Buckley	Engineering Superintendent

Turquoise Ridge	John Porterfield	Deputy Mine General Manager	John Porterfield	Deputy Mine General Manager

Granny Smith	Ray Hodson	Chief Mining Engineer
	Richard Boffey	Underground Project Manager	Malcolm Titley	Open Pit Superintendent

Henty	Sean Halpin	Technical Services Manager	Sean Halpin	Technical Services Manager

	Mark Kaesehagen	Project Development Manager
Kalgoorlie West	Andrew Law	Mining Manager - Open Pits	Jon Abbott	Senior Resource Geologist
	Steven Tombs	Mining Manager - Underground	Roger Cooper	Senior Resource Geologist

	Lara Bruhns	Senior Mine Engineer	David Williams	Senior Resource Geologist
Kanowna Belle	Mark Kaesehagen	Project Development Manager	Jon Abbott	Senior Resource Geologist
	Ben Playford	Senior Mine Geologist	Ben Playford	Senior Mine Geologist

Osborne	Sharn Morrison	Mine Engineering Team Leader	Philip Agnew	Resource Geologist
	Peter Willcox	Mine Coordinator	Frank Tullemans	Geology Team Leader

Misima	Trevor Jones	Independent Consultant	Trevor Jones	Independent Consultant

Porgera	John Butterworth	Senior Mining Engineer	Anthony Burgess	Senior Resource Geologist
			Roger Hill	Chief Geologist

South Deep	Dexter Ferreira	Chief Planning Engineer	Adrian Adams	Chief Geologist

North Mara	Rob Usher	Mine Superintendent	Peter Stockman	Chief Geologist

La Coipa	Mauricio Rubio	Senior Geologist - Production	Andres Guaringa	Resources/Reserves Engineer
	Andres Guaringa	Resources/Reserves Engineer	Juan Ochoa	Mine Superintendent

Zaldívar	Eduardo Jofre	Chief Mining Engineer	Jorge Aceituno	Mine Superintendent

Cerro Casale	N/A	N/A	Marc Jutras	Senior Geostatistician

Donlin Creek	N/A	N/A	Marc Jutras	Senior Geostatistician

Mount Milligan	N/A	N/A	Rob Pease	General Manager, Canada
Exploration and Global
Major Projects

Pueblo Viejo	N/A	N/A	Chris Keech	Senior Geologist /
Geostatistician

MATERIAL PROPERTIES

Under Canadian Securities Administrators’ NI 44-101F1, the following properties have been identified as material to Placer Dome. The mine disclosures within this section are on a 100% basis unless otherwise indicated.

Note: A Technical Report on the Cortez Mine, as required under National Instrument 43-101, is being filed with various Canadian regulatory authorities, concurrently with this document and will be available on SEDAR.

For names and relationships of the qualified persons for each material property, as defined by NI 43-101, see note 15 to the Corporation’s mineral reserve and mineral resource tables on page 22.

Cortez Mine

Overview

Placer Dome is the owner of a 60% joint venture interest and is the operator of the Cortez Joint Venture (“Cortez”). The remaining 40% interest is held by Kennecott Explorations (Australia) Ltd. The Cortez gold mine is located in northeastern Nevada, United States of America and currently employs approximately 380 people. All production by Cortez is subject to a 1.5% gross smelter return (“GSR”) royalty payable to the former shareholders of Idaho Mining Corporation. In addition, Royal Gold Inc. holds a GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and ECM Inc. holds a net value royalty of 5% over a portion of the Pipeline/South Pipeline deposit. The net book value of Placer Dome’s share of property plant and equipment and deferred stripping is $72 million at December 31, 2003.

Proven and probable mineral reserves of Cortez as of December 31, 2003 are estimated at 12.7 million ounces of gold with a projected mine life of 11 years (refer to the mineral reserve and mineral resource tables on pages 14 to 17 for further details and qualified persons). Included in the mineral reserves is the Cortez Hills deposit currently estimated at 5.2 million ounces, consisting of 3.7 million ounces proven (25.1 million tonnes at average grade of 4.59 g/t) and 1.5 million ounces probable (12.3 million tonnes at average grade of 3.91 g/t), as well as the Pediment deposit currently estimated at 1.2 million ounces consisting of 1.1 million ounces proven (35.4 tonnes at average grade of 0.99 g/t) and 0.1 million ounces probable (3.5 million tonnes at average grade of 0.74 g/t). The Pipeline/Cortez Hills/Pediment deposits are expected to produce more than 15.7 million ounces of gold over 17 years (1997-2014).

During 2003, Cortez produced 1,065,402 ounces of gold (61% mill, 31% heap leach and 8% carbonaceous ore sale). Placer Dome’s share of production was 639,241 ounces at an average cash and total cost of $135 and $172 per ounce, respectively. Carbonaceous ore sales under the 2002 agreement with Barrick Goldstrike Mines Inc. (“Barrick”) were completed in September. In October 2003, Cortez entered into a third agreement with Barrick to sell an additional 430,000 tonnes of carbonaceous ore. As of December 31, 2003, 260,000 tonnes of carbonaceous material have been stockpiled and it is expected that 7.8 million tonnes of carbonaceous ore will be mined over the next 5 years.

2004 Outlook

Gold production in 2004 is targeted at approximately 940,000 ounces (46% mill, 46% heap leach and 8% carbonaceous ore sale), 12% lower than 2003 due to significantly lower mill grades partially offset by higher heap leach tonnes processed. Mine production in 2004 is scheduled to be sourced principally from the South Pipeline deposit. Placer Dome’s share of cash and total cost of production is expected to rise by about 26% to $170 per ounce and 28% to $220 per ounce, respectively, compared with 2003 due to lower grade mill ore, increased cyanide costs due to higher heap leach tonnage treated, and higher electricity costs. Capital expenditures of approximately $91 million (Placer Dome’s share $55 million) are planned in 2004. The capital investment includes $47 million for mobile mining equipment and $28 million for tailings and heap leach construction.

Property

The Cortez mine is located 100 kilometres southwest of Elko, Nevada in Lander County. The Pipeline property is 11 kilometres northwest and the Cortez Pediment property (which includes the Cortez Hills deposit) is 4 kilometres southeast of the original Cortez milling complex. Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads.

The climate is one of high desert mountains, and annual precipitation averages less than 25 centimetres. The average monthly temperatures range from a low of -5 degrees Celsius in December to a high of 30 degrees Celsius in July. The elevation at the site is 1,600 metres.

The Cortez area of interest comprises approximately 258,700 hectares along the Cortez/Battle Mountain trend, within which about 82,500 hectares are directly controlled by the Cortez Joint Venture. In total, the property rights controlled by Cortez either from outright ownership or by lease consist of 8,368 patented and unpatented lode and millsite claims and 21,667 hectares of fee mineral and surface land and 1,619 hectares of surface rights. Inclusive in the overall property rights, Cortez also manages the Buckhorn Joint Venture ground which consists of 215 patented and unpatented lode and mill site claims, and the Coral Joint Venture ground which consists of 161 unpatented lode claims.

All requisite permits for the development of the Pipeline/South Pipeline production through Stage 7 and all Stages through the 4120 elevations have been obtained and are in good standing. The appeal on the project filed with the Department of Interior Board of Land Appeals regarding the Infiltration Project was decided in favor of Cortez, and the appeal on the South Pipeline permit was dropped by the appellants because of a Department of Interior change in policy on the mining claim tenure and a subsequent filing to the Board by Cortez. Additional permitting is in progress to expand the Pipeline/South Pipeline Pit to include Stages 8 & 9, the Gap and Crossroads Pit and to mine below the 4120 elevation. Additional permitting will be required for the Pediment Project, which includes the Cortez Hills deposit.

History

1964	Cortez Joint Venture was formed to explore the Cortez area.

1969	The original Cortez Mine (Mill #1) went into production in 1969. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent.

1990	Roaster facility was commissioned to process refractory ore.

1991	Pipeline deposit was discovered in March and South Pipeline deposit was discovered in November.

1996	Development of the Pipeline deposits approved by U.S. Bureau of Land Management in March. Amended Plan of Operations submitted to Bureau of Land Management to include development of South Pipeline deposit in September.

1996- 1997	Construction of the new Pipeline processing plant (Mill #2) began in 1996. Commercial production at Mill #2 commenced on March 1, 1997. Total development and capital costs were $250 million.

1998	Cortez Pediment discovered during the fall.

1999	Mill #1 placed on care and maintenance in October.

2000	South Pipeline Plan of Operations permitting approved in June. South Pipeline Extension deposit (Crossroads Area) discovered.

2001	Plan of Operations submitted for Pediment and Pipeline Expansion Projects.

2000	South Area Heap Leach commissioned July 1.

2003	Cortez Hills discovery announced in April.

Geology and Mineralization

The Cortez Joint Venture property is situated along the Cortez/Battle Mountain trend in north-central Nevada. The principal gold deposits and mining operations are located on the southwest and south sides of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of micron-sized free gold particles that are disseminated throughout the host rock, commonly in association with secondary silica, iron oxides or pyrite.

The Cortez property consists of the Pipeline/South Pipeline/South Pipeline Extension (Crossroads area), Gap, Gold Acres, Cortez, Horse Canyon, Cortez Hills and Pediment deposits. Two principal lithologic units are identified within the Pipeline/South Pipeline/South Pipeline Extension (Crossroads area) deposit area - the Silurian Roberts Mountains Formation (“Srm”) and the Quaternary alluvium. The Pipeline/South Pipeline/South Pipeline Extension (Crossroads area) deposits are hosted in the sheared and variably altered Srm, a thinly bedded calcareous siltstone (silty carbonate unit). The thickness of the Srm exceeds 600 metres in the deposit area.

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

The Pipeline/South Pipeline/South Pipeline Extension (Crossroads area) deposits are comprised of two mineralized zones: a shallow zone with depth to the top of the zone ranging from 10 metres to 180 metres below the pre-mining surface and a deeper zone that begins approximately 300 metres below the pre- mining surface. Both mineralized zones are low angle and tabular and range from 15 metres to 110 metres thick and dip to the east. The deposits are part of the same mineralized system and occupy area approximately 3,000 metres in a northerly direction and about 1,000 metres in an easterly direction.

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

The Cortez Hills deposit is hosted in the upper portion of the Devonian carbonate sequence, has a strike length of more than 300 m and is approximately 200 m wide. The mineralized zone starts approximately 120 m below surface and continues up to 460 m. The deposit remains open to the west and at depth.

Exploration and Development

Approximately 163,000 metres of exploration, development and condemnation drilling were completed in 2003. Of this drilling, 18% was directed to the Pipeline/South Pipeline/South Pipeline Extension, 37% to the Cortez Hills/Pediment area and 45% to adjacent targets.

The exploration potential in the immediate Cortez Hills/Pediment project areas remains positive. The potential mineralization in the Cortez Hills/Pediment area is located adjacent to and at depth from the Cortez Hills mineral resource and between the Cortez Hills mineral resource and the Pediment deposit. Additional drilling is planned to better delineate the extent of the Cortez Hills resource and the Cortez Hills/Pediment area.

The 2003 drilling program continued delineation of the Pipeline/South Pipeline/South Pipeline Extension (Crossroads area), Gap, Cortez Hills and Pediment deposits. The exploration focus in 2004 will be on continued delineation of the Cortez Hills mineral resource and newly defined anomalous areas within the joint venture and continued refinement of the areas around the Pipeline/South Pipeline and Gap deposits.

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

Assay data used for modeling and mineral resource estimation are predominantly from core and the remainder from reverse circulation drill samples. The Pipeline / South Pipeline deposit is drilled on 43 metre centres and the Cortez Hills/ Pediment deposits on 30 metre centres. Samples are collected at regular intervals (generally 3 metre intervals for reverse circulation and for core).

The geologic staff of Cortez Gold Mines conducted the exploration and development work. The results obtained from these programs are believed to be reliable, and fairly represent the opinions of the geologic staff.

Drilling, Sampling and Analysis, Security of Samples

Drilling in the Pipeline/South Pipeline, Gap, Cortez Hills and Pediment area is completed with reverse circulation pilots and diamond core tails. The mineralized portion of the deposit is drilled almost exclusively with diamond core holes. Geologic models are developed based on the drill hole database. Reconciliation of the Pipeline/South Pipeline geology model with mining to date indicates a good geological representation of the deposit by the model.

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

Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Cortez Gold Mines. Sample preparation and analyses are conducted by the Cortez Gold Mines lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory.

Mining and Processing

The Pipeline and South Pipeline deposits are being mined by conventional open pit methods in nine stages. The first three stages of mining will occur in the Pipeline deposit over a period of nine years (1996 – 2004) and then mining of Pipeline/South Pipeline stages four through nine are scheduled to continue through 2008. Subject to permitting, Cortez Hills and Pediment stages one and two will be mined through 2014. From 2003 through 2014, the production rate is expected to average 110 million tonnes per year.

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

Heap leach ore production is hauled directly to heap leach pads for gold recovery. Carbonaceous mill ore is mined intermittently during the mining of the Pipeline/South Pipeline deposits. A portion of this ore was sold to the Jerritt Canyon Joint Venture in 2001 and to Barrick in 2001, 2002, and 2003. In October 2003, Cortez entered into another contract to sell Barrick an additional 430,000 tonnes of carbonaceous ore. Additional high grade carbonaceous ore may be sold to third party roast plants, however, research and engineering studies indicate two new process options are viable for processing Pipeline / South Pipeline carbonaceous ore. Economic studies continue on these options including pre-feasibility / feasibility work.

Water for process use at Pipeline is supplied from the open pit dewatering system. Approximately 90 liters per second of the pit dewatering volume is diverted for plant use.

Electric power at Pipeline is supplied by Sierra Pacific Power Company (“SPPC”) through a 73 kilometre, 120 kV transmission line. A long term agreement is in place with SPPC to provide power through the regulated power system. The average power requirement of the mine is about 160 GWHr/year.

Environmental and Closure Aspects

Dewatering

The pre-mining water table was approximately 76 metres below the surface and is relatively flat in the vicinity of the orebody. Water levels have been lowered about 203 metres with average pumping rates of approximately 1,262 l/s (20,000 gpm). The alluvial aquifer has been desaturated below the alluvium/bedrock contact. Current dewatering operations focus on bedrock water production.

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

In 2003, all activities at Cortez were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. United States regulations regarding arsenic drinking water standards have been revised, and the significance of these revisions to Cortez is being reviewed.

At December 31, 2003, the fair value of reclamation and environmental related post-closure costs for Cortez, under FAS 143 guidelines requiring the use of third party contractor costs and based on liabilities incurred to date, were estimated to be $21 million. The Corporation has accrued Placer Dome’s 60% share ($12 million). Cortez has provided securities totalling $40.0 million by way of bonding for reclamation obligations to the federal and state governments.

Infiltration Basins
Tailings Facilities
Mill #2
Gold Acres Pit
Gold Acres Leach Pad
Pipeline Pit
Pipeline Leach Pads
Pipeline Waste Dump
South Area Heap Leach
Infiltration Basins
Mill #1
Pediment/ Cortez Hills
N
W
E
S
0
1,000
2,000
Meters

Cortez Gold Mines
Figure 6.

Porgera Mine

Overview

Placer Dome is the owner of a 75% joint venture interest and is the operator of the Porgera gold mine located in the highlands of Papua New Guinea (“PNG”). The remaining joint venture interests are, assuming completion of their recently announced transaction, held by Durban Roodepoort Deep, Limited (South Africa) (15%) and Mineral Resources Enga Limited (Enga Provincial government and landowners) (10%). The Placer Dome stake in Porgera was increased from 50% to 75% during 2002, through the acquisition of AurionGold which held a 25% interest in the joint venture. The net book value of Placer Dome’s share of property plant and equipment deferred stripping and purchased undeveloped mineral interests is $214 million at December 31, 2003.

The workforce at Porgera comprises about 2,210 employees of whom 1,960 are PNG nationals. In addition, there are approximately 510 contractors of whom 480 are PNG nationals. Of the total workforce of 2,720 approximately 70% are local residents, while the remainder work a fly in fly out roster.

During 2003, the mine produced 851,920 ounces of gold. Placer Dome’s share of production (75%) was 638,940 ounces at an average cash and total cost of $256 and $301 per ounce, respectively. Gold production was 12% above the 761,000 ounces forecast at the beginning of the year. The increase above forecast is attributable to improved grades from the open pit and improved recoveries.

Production by the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners.

The proven and probable mineral reserves at December 31, 2003 are estimated at 7.2 million ounces of gold with a projected life of 9 years (refer to the mineral reserve and mineral resource tables on pages 14 to 17 for further details and qualified persons). This represents an improvement of 0.8 million ounces compared to the stated proven and probable mineral reserves at December 31, 2002, or 2.0 million ounces before consideration of mineral reserve depletion. During 2003, Placer Dome’s share of estimated proven and probable mineral reserves, before mineral reserve depletion, increased by approximately 1.4 million ounces. This increase is primarily attributable to underground mineral reserve delineation and cut-off grade optimization (0.3 million ounces) and open pit modeling and pit design (0.7 million ounces).

Placer Dome (in conjunction with other primary industry producers) is continuing to work with the PNG Government to address causes of civil unrest which affected production in 2002.

2004 Outlook

Gold production in 2004 is expected to be around 900,000 ounces, approximately 6% higher than in 2003. This is attributable to higher grade ore as the Stage 4 open pit progresses, increased milling capacity, and higher production rates from the underground operations. Placer Dome’s share of unit cash and total costs are expected to fall to $210 and $260 per ounce, respectively. The decrease in unit costs is due to expectation of underground operations returning to full production in 2004, increased mill head grade, increased production and increased mill throughput. Additionally, operating costs for 2004 are expected to be lower than 2003 operating costs. Capital expenditures of about US$12 million (Placer Dome’s share US$9 million) are planned for 2004, primarily for underground mining operations and housing.

Open pit mining is currently in stages 4 and 5 of a 5 stage open pit mining plan. Stage 4 will provide the principal source of ore in 2004 and into 2005. Stage 5 is now contributing ore, and will replace stage 4 as the principal ore source during 2005 through to stage completion late in 2006. Underground mining was suspended in 1997, and subsequently recommenced in 2002. Ramp up of underground ore production continued in 2003 and is expected to reach the target level of approximately 750,000 tonnes/annum early in 2004. Underground production is now expected to continue through to late 2007. On completion of the open pit operation, the mill will continue to process accumulated lower grade ore stockpiles through to 2012, supplemented by the underground ore until 2007.

Gold production from the open pit and underground in 2005 and 2006 is expected to average 790,000 ounces of gold. Gold production from 2007 onward will fall, as lower grade stockpile ore replaces the open pit ore feed.

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

The Porgera Joint Venture (“PJV”) has approval to work the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract (the “MDC”) between the Government of PNG and the Joint Venturers. The MDC specifies, inter alia, the annual rents that must be paid for the Special Mining Lease (“SML”) and the various classes of compensation that are payable to the landowners for the various land uses. The SML, which expires in 2019, encompasses approximately 2,240 hectares including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the MDC, but it is tied to the continuation of the SML. Leases for Mining Purposes (“LMP”) have also been awarded by the Government for land use associated with the mining operation such as waste dumps, campsites, water supply, power generation and airstrip. PJV holds a Mining Lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These Water Use Permits are renewable on a regular basis and are subject to public hearing before approval. The Porgera Joint Venture runs an extensive environmental monitoring program to ensure compliance with the requirements of these permits. PJV also maintains two Exploration Leases (“EL”) which enclose the SML and some key LMP’s. The EL’s are the subject of ongoing exploration expenditure. PJV holds Mining Easements for utilities such as power transmission lines and water supply pipelines.

The Porgera Mine is operated subject to the requirements of the PNG Mining (Safety) Act and Regulations as applied by the Mines Inspectorate. All requisite licences and permits are kept in good standing.

History

1938	Alluvial gold was first reported at Porgera.

1975	Placer (PNG) Limited (“Placer (PNG)”), a wholly owned subsidiary of Placer Dome, became the operator and owner of a 2/3 interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Ltd.).

1979	A Joint Venture Agreement was signed whereby Placer (PNG), MIM, New Guinea Goldfields Ltd. (a subsidiary of AurionGold) each held a one third interest and the Independent State of Papua New Guinea (the State) had the right to acquire at cost up to a 10% interest in the project if developed.

1985	Development of an exploration adit was commenced to expedite delineation of the underground mineral reserves.

1989	The Joint Venturers’ application for a Special Mining Lease was approved in May and construction began immediately. The State accepted its full 10% entitlement (inclusive of 5% on behalf of the Enga Provincial Government) under the 1979 Equity Agreement, thus diluting each of the other joint ventures down to 30% each.

1990	Commercial production commenced in August. MIM sold its 30% interest to Highlands Gold Ltd. (“Highlands Gold”).

1993	Placer (PNG), Goldfields and Highland Gold each sold a further 5% to the State (15%).

1997	Placer Dome’s joint venture interest was increased from 25% to 50% as of January 1, 1997 following the completion of the acquisition of Highlands Gold at a total cost of $344 million ($248 million after the sale of certain unrelated exploration properties).

2002	Placer Dome’s joint venture interest in the Porgera operation was increased from 50% to 75% through the acquisition of AurionGold.

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

The Porgera Zone VII orebody is an epithermal style orebody hosted within thermally metamorphosed sediments of the Cretaceous Chim Formation and the associated Porgera Diorite Intrusive Complex of Miocene age. The known orebody extends for up to 930 metres along strike. The maximum width across strike is 100 metres, but the width is commonly no more than 20 to 30 metres. The intrusive diorite complex has many individual stocks and dykes. The rocks are competent however they tend to be brittle, and in the vicinity of the orebody, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit. Underground mining of the central portion of this zone was completed by October 1997. Much of the open pit production in 2003 was from the footwall margins of this zone.

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

Exploration and Development

Exploration drilling in 2003 concentrated on the evaluation and classification of additional potential underground mineral resources. The Eastern Deeps and Roamane Fault Zones were upgraded to indicated resources during the year while the Kusmambo and Project X projects were terminated because they failed to meet decision criteria at a 7 g/t cut-off. Late in the year, the cut-off grade was revisited at 5-6g/t which may bring some of the Kusmambo area into consideration. This work is currently underway.

Exploration plans for 2004 call for the evaluation of prospective near-mine surface targets as identified by previous surface work and the recent structural and fluid flow studies. The objective is to discover a near-mine mineral resource amenable to open pit or underground mining. The existing SML geological database creates an opportunity for focused re-evaluation of previous data using revised geological and structural models and current economic hurdles. These targets may be evaluated by a combination of surface and underground drilling.

Approval has been granted for 2004 to extend the regional exploration program within remaining exploration leases held by the Porgera Joint Venture. Collation of previous research and limited additional research was completed in 2003 and is the basis of regional exploration targeting. The regional program in 2004 will seek to test the targets identified in the 2003 program.

Drilling, Sampling and Analysis, Security of Samples

The drill hole database consists of some 970,000 metres of drilling, of which 629,000 meters comprise NQ size diamond drill core holes (drilled from underground). The remainder comprises 235,000 metres HQ/NQ size diamond core holes (drilled from surface), 13 centimetres diameter face sampling reverse circulation percussion drill holes (43,000 metres drilled from surface), and 63,000 metres of HQ size geotechnical diamond drill core holes (drilled from surface). Additional drilling during 2003 comprised 34,750 metres of mainly underground NQ diamond core with a small amount of HQ surface geotechnical diamond core.

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

Mining and Processing

The Porgera deposit is currently being extracted using open pit and underground mining methods. In 2003, mill feed, on a tonnage basis, was sourced 92% from open pit and run of mine stockpiled ore, and 8% from underground. Underground ore accounted for 13% of the contained gold in mill feed.

Open pit mining is a typical hard rock operation utilizing 10 metre benches. The current mining fleet of 8 DML blast hole drills, 5 O&K RH200 hydraulic face shovels and 35 Cat 789 haul trucks, gives a nominal capacity in the order of 80 million tonnes per annum. Waste stripping requirements reduce as the open pit mining operation approaches closure in 2006, allowing a progressive retirement of the mining fleet. During 2004 the mining fleet will be reduced to 5 DML blast hole drills, 4 O&K RH200 hydraulic face shovels and 27 Cat 789 haul trucks, this will give a nominal capacity in the order of 50 million tonnes per annum. Currently ore is being mined from the 2270 meter level in Stage 4, and waste is being mined from the 2420 meter level in Stage 5. Stage 5 is the final open pit development stage and will be completed in mid 2006 at the 2080 metre level. Stockpiled low grade ore will form the basis of ongoing gold production from mid 2006 until 2012. The Open Pit plans to deliver 5.4 million tonnes of ore to the mill in 2004, containing approximately 860,000 ounces of gold for a recovered production of 728,000 ounces of gold.

An underground mine was operated from 1989 to 1997, and subsequently maintained and developed to provide long-term drainage for the open pit, and to provide access for ongoing exploration. The underground mining operation was recommenced in 2002 to access mineral reserves delineated in 2001. These mineral reserves are below and to the north of the open pit reserves.

Major milestones achieved in the Underground Mine in 2003 were:

1.	The first Central Zone stope came into production in April 2003

2.	The first cross cut exposure of ore in the Northern Zone was achieved in April 2003

3.	The completion of approximately 30,000 metres of delineation drilling in 2003, has improved the understanding and known extent of the Central and Northern zones.

Underground production for 2003 totalled 438,500 tonnes at 9.24 g/t, containing 130,265 ounces of gold. Development achieved for the year was 6,454 metres. Targets for 2004 include 6,960 metres of development, and the production of 730,000 tonnes of ore containing approximately 208,000 ounces of gold, contributing some 176,000 ounces recovered production.

The mill has undergone four stages of improvement and expansion. Stage I, comprising a concentrator and leach/carbon-in-pulp (“CIP”) circuit commenced operations in September 1990,

producing gravity concentrate and sulphur flotation concentrate for leaching to recover gold and silver. Stage II was commissioned in October 1991 and involved the processing of the sulphide flotation concentrate and previously stockpiled Stage I concentrate in a pressure oxidation circuit. Gold liberated by pressure oxidation is recovered through a CIP cyanide leach circuit, followed by site refining into doré. In September 1992, Stage III was placed in commercial production. This stage expanded both the underground mine and mill facilities. Stage IV-A of the project commenced operation during October 1993, further expanding mining operations and the mill facilities. Stage IV-B, completed in the first quarter of 1996, added a second semi-autogenous (“SAG”) mill and large ball mill, to increase nominal mill throughput from 10,000 tonnes per day to 17,700 tonnes per day. This expansion included a 350 tonnes per day oxygen plant, a 150 tonnes per day lime kiln and increased flotation and leaching capacity. Process water storage and the Hides power plant generation capacity, together with other infrastructure were also increased to support this expansion. The open pit mining fleet capacity was expanded in 1997 from 150,000 tonnes per day to 210,000 tonnes per day to provide for the increase in mill feed. In 1999, a further flotation expansion was installed to improve recoveries, and additional oxygen capacity was added to increase autoclave throughput. Four Knelson concentrators were installed in 1999, to remove free gold ahead of the flotation circuit. In 2001, an Acacia reactor was commissioned to treat the Knelson concentrate, and modifications were made to the grinding and CIP circuits. During 2003 a contract secondary crusher was installed to increase the capacity of the milling plant. This will allow a better match between milling and oxidation capacity for the period 2004 to 2006.

The main water supply for the mine is the Waile Creek Dam, located approximately 7 kilometres from the mine. The reservoir has a capacity of approximately 717, 000 cubic metres of water. Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.

Porgera’s principal source of power is supplied by a 73-kilometre transmission line from the gas fired and PJV-owned Hides Power Station. The station has a total output of 62 megawatts (“MW”). A back up diesel power station is located at the mine and has an output of 13MW. The average power requirement of the mine is about 60 MW. Average annual power consumption is 518 GWHr.

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

The mine follows a government approved Environmental Management and Monitoring Program. The mine has at all times been in compliance with government approved criteria. During 2001 the PNG Parliament passed a new Environmental Act. The new Act, which comes into force on 1 January 2004, will not have any material impact on the Porgera operation or closure planning.

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

At December 31, 2003, the fair value of reclamation and environmental related post-closure costs for Porgera, under FAS 143 guidelines requiring the use of third party contractor costs and based on liabilities incurred to date, were estimated to be $26 million. The Corporation has accrued Placer Dome’s 75% share ($20 million).

Leases for Mining Purposes
Anjolek erodable waste dump
Underground workings and drainage adit
North Anawe stable waste dump
Apalaka
Parik
Mungalep M
Alipis Camp
Panandaka
SML
Open Pit
Paiam
Town site
Anawe erodable waste dump
Kulapi
Access road,
to Mt Hagen
Kogai stable waste dump
Porgera St
Concentrator and oxidation plant
Special Mining Lease
Open Pit workshops,
Crushing and grinding plant
Access to lime plant and water supply
PORGERA JOINT VENTURE
PORGERA GOLD MINE
MINESITE PLAN
0
250
500
1000
metres

South Deep Mine

Overview

The South Deep underground gold mine is located in the Witwatersrand Basin in the Republic of South Africa. It employs 5,123 employees and approximately 1,121 contractors. The mine is operated by the Placer Dome Western Areas Joint Venture (“PDWAJV”), a 50:50 joint venture owned by Placer Dome and Western Areas Limited. The joint venture is governed by a joint venture board. Provided the joint venture interest held by Placer Dome is at least 40%, Placer Dome has the right to appoint the Chairman of the joint venture board. Decisions of the joint venture board are made by a simple majority vote with the board Chairman having a casting or second vote on matters other than those prescribed by the joint venture agreement as requiring unanimous approval. Placer Dome’s share of production from South Deep is subject to payments to Western Areas Limited of 1.75% on revenues on 50% of annual production for the life of the mine, plus an additional 1.75% on revenues on 50% of annual production exceeding one million ounces. The net book value of Placer Dome’s share of property plant and equipment is $439 million at December 31, 2003.

The proven and probable mineral reserves as of December 31, 2003 are estimated at 56.9 million ounces, with a projected mine life of about 70 years (refer to the mineral reserve and mineral resource tables on pages 14 to 17 for further details and qualified persons). Mineral resource and reserve estimates for South Deep as at December 31, 2003 are based on estimates as at December 31, 2000, depleted for production in 2001, 2002 and 2003. The December 31, 2000 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce and an average long-term rand to U.S. dollar exchange rate of 7:1. The geological modeling has been refined since the creation of the disclosed mineral reserves and mineral resources to better reflect the layered, discrete zones of mineralization becoming apparent in the deposit. Although a review of an updated mineral resource estimate is still being carried out by the joint venture, initial indications are that there will be a reduction in the mineral resource primarily in tonnage, and hence in the contained ounce base, compared to the currently disclosed mineral resource at a similar cut-off grade. A mineral reserve estimate will be completed on this mineral resource model. A review and update of the South Deep life of mine plan is currently under way by the joint venture, taking into account technical issues specific to the South Deep operation as well as current and anticipated costs of operating in the South African environment, including the strength of the rand, proposed royalties and social costs imposed by pending minerals legislation. It is anticipated that the completion of the above processes will result in a reduction in the contained mineral reserve ounces. Revised mineral reserve and mineral resource estimates will be announced once the work is completed and reviewed by the joint venture participants, which is anticipated in the second half of 2004.

During 2003, the mine produced 440,742 ounces of gold. Placer Dome’s share of gold production was 220,371 ounces at an average cash and total cost of $301 and $342 per ounce, respectively.

The South Deep Twin Shaft Complex, under development since 1995, consists of a single drop Ventilation Shaft to 2,760 metre depth and a single drop Main Shaft to 2,993 metre depth. The sinking of the Ventilation Shaft was completed during 2001 while the sinking of the Main Shaft was completed during 2002. The mine is served by a 7,200 tonnes per day capacity mill, which was commissioned in 2002, located by the Twin Shaft Complex.

The equipping of the new South Deep Main Shaft, to enable rock hoisting up the new shaft, is proceeding with the completion date now revised to late 2004 due to work to ensure the integrity and longevity of the suspended shaft. The required surface infrastructure to support the shaft operation will also be complete at this time. Following this, the new South Deep Ventilation Shaft will be completed by the first quarter of 2005.

The overall South Deep Capital Project is estimated to cost some $80 million to complete, in line with the revised project schedule and scope.

The mining methods consist of both a deep level conventional narrow reef hand held drilling and scrapper rock extraction approach and a fully mechanized trackless drift and fill approach, in equal proportions.

2004 Outlook

Gold production in 2004 is projected at 496,000 ounces (Placer Dome’s share 248,000 ounces); this will be about 13% higher than 2003. This gold will be recovered from 2.3 million tonnes of ore assuming a 7.42 g/t head grade. Placer Dome’s total cash cost and total production cost per ounce are anticipated to be $320 and $370 per ounce (Placer Dome share), respectively. The work currently being carried out with respect to the South Deep life of mine plan will result in revised production and cost guidance being issued.

Capital expenditures for 2004, excluding Placer Dome’s capitalized interest, are budgeted at $65 million (Placer Dome’s share $32 million) with $52 million for the Twin Shaft project and $13 million for underground infrastructure and development.

The revised South Deep Main Shaft completion date in late 2004 has shifted the mine’s operation focus towards the optimal utilization of currently installed capacity. Continuous operations working arrangements involving two shift cycles working seven days a week, will be introduced into the conventional mining areas to help facilitate the optimal utilization of available mineral reserves in the upper levels of the mine, and obviate the need for the current contractor staffing level. Joint venture management has embarked on a Strategic Review of operations to provide guidance on the transitional arrangements to the new shaft infrastructure.

An environmental impact assessment is underway to enable beginning the construction on a new surface tailings disposal facility – planned to start construction during 2004.

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

New Mining Legislation

On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Minister of Minerals and Energy announced in February 2004 that the Act would be enacted during May 2004.

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

The Act also calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) which sets out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

South Deep is well advanced in meeting the operational Charter targets. Regarding human resources development, approximately 60% of the workforce have successfully completed basic numeracy and literary training; regarding employment equity, 42 % of management are HDSAs, target being 40%, women are currently 3% with a target of 10%; regarding mine community and rural development, the CARE project has won international recognition for the training and developing of South Deep employees who were retrenched in 1999 and continues to lead in the industry improving the lives of the mine community and rural development with 75% of former employees now economically active; regarding housing and living conditions, significant improvements in on-site living conditions and accommodation have been made, including upgrading hostels and eating areas, employing a dietician and environmental health officer, and increasing the living-out allowance, and regarding procurement, the mine has developed a procurement policy that allows for development and increased business to HDSAs.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. If approved in its original form, the draft Bill would provide for a 3% tax-deductible royalty on gold revenues from Placer Dome’s share of production at the South Deep mine. In his February 18, 2004 budget speech, the South African

Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Bill would provide an opportunity to review the mining industry’s tax dispensation as a whole.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and other relevant legislation and assess their impact on current operations and future development at South Deep.

History

1950	Johannesburg Consolidated Investment Company Limited formed a prospecting consortium, which acquired the prospecting rights over the farms Waterpan, Modderfontein and Jachtfontein in the Westonaria district.

1959	A formal application for a mining lease was made, which resulted in the Western Areas Gold Mining Company Limited (“Western Areas”) being incorporated as a public company on September 8, 1959.

1961	Commercial production of the Western Areas Mine commenced in September.

1974	The Elsburg Gold Mining Company merged with Western Areas on July 1, 1974.

1990	Western Areas shareholders approved the transfer, cession and assignment of certain land and mineral rights to South Deep Exploration Company Limited in exchange for its shares.

1995	Western Areas and South Deep Exploration Company Limited merged on January 1, 1995.

1998	In 1998, Western Areas Gold Mining Company Limited changed its name to Western Areas Limited.

1999	On April 1, 1999, the Placer Dome Western Areas Joint Venture, a 50:50 joint venture between Placer Dome and Western Areas, was formed to develop and operate the Western Areas Mine. To acquire its 50% interest, Placer Dome paid Western Areas a cash consideration of $248 million and is obligated to make further payments based on production. Placer Dome also incurred $4 million of acquisition and related costs for a total cost of $252 million.

2000	The name of the mine was changed to South Deep in February 2000.

2002	The Mineral and Petroleum Resources Development Act was promulgated into law on October 10 proclamation into law is expected during May 2004.

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

Exploration and Development

No exploration outside the mining property was conducted in 2003 or will be conducted in 2004 due to the extensive level of the mineral reserves. Underground development drilling is done throughout the mine to establish geological information and grade distributions in the existing zones. This information is used to update the three-dimensional geological model that is used to establish mineral reserves and resources and to facilitate the mine planning.

In 2003 Goldfields Limited was allowed to acquire 3D reflection seismic data across the bulk of the South Deep property as an extension to a vibro-seis survey over the neighbouring Kloof Gold Mine. The survey data is currently being processed and interpreted. South Deep has an option to acquire the seismic data and the geologic interpretation.

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

The entire estimation drill hole database has been verified by minesite geology staff. The logging and sampling of drill holes is done to industry standards. Full core samples are taken at an average of 25-30 centimetres for the entire hole, with two to three samples into the hanging- and foot-wall of the respective reef horizon. Stratigraphic contacts are honored in the process. Conventional chip sampling (by hammer and cold chisel) is done in the conventional narrow reef stoping and is used for the monthly evaluation of production.

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

Mining and Processing

Current mining operations consist of a single six-compartment shaft (“Main South Shaft”) from surface to 50 Level (1,303 metres below surface). There are two sub-vertical shafts adjacent to the Main South Shaft on 50 level that service 70 to 95 Levels (1,938 and 2,692 metres below surface, respectively). One of these sub vertical shafts (SV2) is a dedicated rock hoist, the other (SV3) is for persons and material conveyance. The main operating levels of the mine are 85 level, 90 level and 95 level with 87 level an interlevel. All broken rock is delivered to 90 level or 95 level for horizontal tramming and to 95A level for skip loading and vertical conveyance. Tramming on main levels is done by means of electric rail locomotives and 14 tonne hoppers. The hoisting complex supports both conventional single reef mining and mechanized mining.

On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by South Deep management to determine the extent of the damage is currently in process.

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

The circuit at the old South Shaft Mill remains intact and could be, if conditions warrant, used for additional capacity.

South Deep’s lowest workings are currently at a depth of 2,692 metres below surface. The virgin rock temperature (“VRT”) of 49.5 degrees celsius is extensively cooled by means of site-specific refrigeration, both closed loop coil cars and open spray bulk air coolers. Currently 35MW of cooling on surface and 10MW of cooling underground on 80 level refrigerate the mine. An additional 11MW of cooling on surface will be commissioned in the first quarter of 2004. The average stope wet bulb temperature is 30.5 degrees Celsius in the mine. The stope face air speed is currently 0.56 m/s on average, with a target velocity of 1.0 m/s.

Potable water consumption averages 340,000 kilolitres per month. It is purchased from Rand Water, the sole potable water supplier in the area. Water from underground fissures is used for service water.

ESKOM is the sole supplier of electrical energy in the country; 132 kilovolts (kV) of electricity is supplied to South Deep from the national grid. The annual power requirement of the mine is approximately 610 GWh. The underground feed is presently 6.6kV with a plan for 11kV feed down the new South Deep Main Shaft complex.

South Deep currently pumps out 32 million litres of water per year from its operations, and 70 million litres per year from Harmony’s N° 4 Shaft, of mine induced and naturally occurring water and re-circulates this water for refrigeration and mine operation purposes.

Environmental and Closure Aspects

In 2003, all activities at South Deep were, and have continued to be, in compliance in all material respects with applicable corporate standards and South African environmental regulations, except that the mine is currently discharging excess mine water on surface, originating from an adjacent mine to the north (Harmony N° 4 Shaft Complex). A pump station was installed at Harmony SV4 shaft in late 2003 to return excess mine water to Harmony N° 4 Shaft Complex. PDWAJV continues to engage in constructive dialogue with the Department of Water Affairs and Forestry (DWAF) on resolving this water issue. PDWAJV is not aware of any proposed changes to the applicable standards or environmental regulations that would materially affect the operations or the approved closure plan.

At December 31, 2003, the fair value of reclamation and environmental related post-closure costs for South Deep, under FAS 143 guidelines requiring the use of third party contractor costs and based on liabilities incurred to date, were estimated to be $6 million. The Corporation has accrued Placer Dome’s 50% share ($3 million). South Deep is contributing to an environmental rehabilitation trust fund (registered with the Government) to fund the environmental closure obligations at the end of mine life. The current funding in the trust is $2 million with a required contribution of $7 million over the next 10 years and then $7 million for the next 60 years thereafter.

Zaldívar Mine

Overview

Placer Dome owns 100% of the Zaldívar open pit heap leach copper mine located in northern Chile. Zaldivar employs approximately 750 people of whom 720 are permanent employees and 30 are under temporary work contracts. The number of contractors on site varies considerably depending on construction projects, and as of December 31, 2003, there were 90 contractors involved in construction projects, 272 contractors with catering and associated services and 300 contractors involved in operations. The net book value of property plant and equipment and deferred stripping is $535 million at December 31, 2003.

During 2003, Zaldívar focussed on improving operational efficiencies and reliability of key process equipment such as the bucket wheel excavator for rehandling the spent ore. Laboratory scale projects were also carried out to improve leach recovery.

The proven and probable mineral reserves as of December 31, 2003 are estimated at 6,534 million pounds (2,965,000 tonnes) of copper with a projected mine life of approximately 20 years (refer to the mineral reserve and mineral resource tables on pages 14 to 17 for further details and qualified persons).

In 2003, the mine produced 332 million pounds of copper (150,500 tonnes) consisting of 99% copper cathodes and the remainder as copper contained in flotation concentrate. The average cash and total production cost for the year was $0.51 and $0.66 per pound, respectively. Cathode quality remained reasonably high throughout the year as 85% of Zaldívar’s production met LME Grade “A” standards. This performance continues to be recognized through the registration of the “Zaldívar” brand cathode by the London Metals Exchange. Zaldivar has also completed the process of registration of the “Zaldivar” brand with COMEX.

2004 Outlook

Copper production in 2004 is targeted at 315 million pounds (142,900 tonnes), 5% lower than 2003 due to lower head grades. Cash and total costs are expected to be $0.50 and $0.66 per pound, respectively, due to an anticipated reduction in parts consumption and fewer expense projects.

Recovery performance again continues to be an area of focus for the mine. With declining grade it will be challenged to fully utilize the SX/EW refining capacity unless improvements to recoveries and/or tonnage capacity are made. Agglomeration of the ore will begin in the second quarter and lower acid consumption and higher recoveries are expected to be realized. Additional test work will be carried out to optimize leach recoveries and crushing circuit throughput. The economics of these projects will be compared with the possibility of increasing leach pad area and simply processing more material, and a decision on an appropriate course of action should be made in 2004.

Other tests being carried out include a leaching test of coarse-crushed dump leach material, and leaching of the re-handled leached ore on the “ripios” pile.

Capital expenditures for 2004 are anticipated to be approximately $19 million, most of which relate to sustaining capital aimed at increasing equipment reliability. Modifications to the SX plant to upgrade protection against fire will be carried out. Upgrading the stainless steel cathodes in the electrowinning plant will continue at a cost of $2 million as well as installation of pond covers to improve leach recovery.

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

History

1979	The initial declaration or statement of discovery (manifestacion minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez.

1981	Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%.

1989	As a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”).

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

Exploration and Development

In pit drilling was carried out during 2003 to further refine the geological model between the oxide and secondary sulphide mineralization interface.

Drilling, Sampling and Analysis, Security of Samples

The Zaldívar orebody has been extensively drilled. Reverse circulation drilling has been done in order to develop a geological model. For exploration holes, whole core samples are taken at every 1 metre down-the-hole interval. Sampling is on 2 metre intervals. All holes are logged for lithology, alteration, mineralization and structure.

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

The Zaldivar Laboratory gained the accreditation ISO 17025 for 29 analyses in August 2002.

Mining and Processing

The open pit contemplates mining the remaining mineral reserves in nine stages, referred to as Stage 3 through to Stage 11. During 2003, ore production came from Stage 3 pit and Main Zone Stage 3 pit. Stripping of the Main Zone Stage 4 pit has commenced and a marginal amount of ore from this stage will be produced in 2004. Conventional methods of open pit mining are used.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution. Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached. A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper. The electrowinning plant has been modified to produce 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity. A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore. A bucket wheel excavator for re-mining the leached ore commenced work during 2002.

Process water is being supplied from ground water at Negrillar, 120 kilometres east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometre route to the fresh water pond, located near the tertiary crushing facility at the plant site.

Zaldívar receives power from SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A dual circuit, 220 kilovolt transmission line, which is 230 kilometres long, was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero. In addition, Gener constructed a link from their power line that crosses the Andes from Salta to the Zaldívar sub-station. The average power requirement of the mine is about 63 mega watts. Annual power consumption is 541 GWHr.

Sales

In 2003, there were 61 contracts for the sale of copper, the largest 10 of which represented 42% of production during the year.

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

In 2003, all activities at Zaldívar were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. Management is not aware of any proposed changes to these standards or regulations that would materially affect the operations or the approved closure plan.

The Environmental Operation System for the operation received ISO 14001 accreditation in July of 2003. At December 31, 2003, the fair value of reclamation and environmental related post-closure costs for Zaldivar, under FAS 143 guidelines requiring the use of third party contractor costs and based on liabilities incurred to date, were estimated to be $8 million, all of which has been accrued to date.

GLOSSARY OF METAL TERMS AND METRIC CONVERSION TABLE

acacia reactor: a patented, high efficiency leaching system, exclusively designed to handle the high-grade concentrates produced by Knelson concentrators.

alluvium: sediment deposited by flowing water, as in a riverbed, flood plain, or delta.

aquifer: an underground bed or layer of earth, gravel, or porous stone that yields water.

assay: the chemical test of rock samples to determine the mineral content.

auriferous: containing gold; gold-bearing.

autoclave: a closed strong vessel for conducting chemical reactions under high pressure and temperature.

ball mill: a rotating horizontal cylinder in which ore is ground using various types of grinding media including iron balls.

back fill: classified tailings or waste rock used to fill voids created by underground mining.

bench: successive steps / horizontal increments mined as an open pit progresses deeper.

breccia: rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

calcareous: composed of, containing, or characteristic of calcium carbonate, calcium, or limestone.

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

cobble beds: a layer of rock or unconsolidated material where the clasts are predominantly of cobble size (76 to 305 millimetres) and rounded.

concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

condemnation drilling: Drilling to confirm the absence of economic mineralization. Usually undertaken to confirm appropriate locations for mining infrastructure and related facilities.

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

drift and fill mining: mining method in which ore is excavated in horizontal slices, starting at the bottom (sill) of a stope and advancing upwards (crown).

electrowinning: recovery of a metal from an ore by means of electro-chemical processes.

flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.

footwall: the mass of rock beneath a geological structure (orebody, fault, etc.).

galena: a gray mineral, the principal ore of lead.

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

longwall mining methods: In longwall mining, a cutting head moves back and forth across a panel about 800 feet in width and up to 7,000 feet in length. The cut ore falls onto a flexible conveyor for removal. Longwall mining is done under hydraulic roof supports (shields) that are advanced as the seam is cut. The roof in the mined out areas falls as the shields advance.

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

overburden: material overlying a mineral deposit.

oxide ore: mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

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

qualified person: is an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators. The qualified persons responsible for Placer Dome’s mineral reserve and mineral resource estimates are listed in note 15 to the mineral reserve / mineral resource tables – see page 22.

reef: a South African term for a continuous mineral deposit, especially gold bearing quartz.

refractory rock: rock which is difficult to treat for recovery of the valuable minerals. Most commonly treated by oxidizing the rock in an autoclave.

rhyolite: a fine-grained extrusive volcanic rock, similar to granite in composition and usually exhibiting flow lines.

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

sphalerite: the primary ore of zinc, occurring in usually yellow-brown or brownish-black crystals or cleavage masses.

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

Metric Conversion Table

	To imperial
To convert	measurement units	Multiply by
Tonnes	Short tons	1.10231
Tonnes	Pounds	2204.62
Tonnes	Ounces (troy)	32,150
Kilograms	Ounces (troy)	32.150
Grams	Ounces (troy)	0.03215
Grams/tonne	Ounces (troy)/short ton	0.02917
Hectares	Acres	2.47105
Kilometres	Miles	0.62137
Metres	Feet	3.28084

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

	Years ended December 31 (1)
	2003	2002	2001
Sales	$1,763	$1,209	$1,223
Operating earnings (loss)	215	177	(106)
Net earnings (loss) before change in accounting policy	246	124	(133)
Net earnings (loss)	229	116	(133)
Per common share:
Net earnings (loss) before change in accounting policy	0.60	0.35	(0.41)
Net earnings (loss)	0.56	0.33	(0.41)
Diluted net earnings (loss)	0.56	0.33	(0.41)
Cash dividends	0.10	0.10	0.10

	At December 31 (1)
	2003	2002	2001
Total assets	$4,515	$3,873	$2,611
Cash and short-term investments	591	544	439
Long-term debt and capital leases, including current portion	1,189	947	842
Deferred credits and other liabilities, and reclamation and post closure obligations	303	243	166
Shareholders’ equity	2,399	2,159	1,343

1.	Amounts in this table reflect the following significant transactions and changes in accounting policies:

(i)	In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan at then current gold prices that would recover the carrying value of the asset.

(ii)	On October 22, 2002 Placer Dome gained control of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increased the Corporation’s ownership in Granny Smith and Porgera Mines to 100% and 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle gold mines to the company’s holdings.

(iii)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

(iv)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.02 per share). The above items combined to decrease net earnings by $1 million in 2002.

(v)	On January 1, 2003, Placer Dome adopted a new accounting standard “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter was a $17 million ($0.04 per share) charge to net earnings.

(vi)	On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares of East African Gold for $255 million. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.

(vii)	On December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits.

(viii)	In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material.

Canadian Generally Accepted Accounting Principles

The selected financial data in the table below has been derived from the consolidated financial statements of the Corporation which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and which are available at www.sedar.com.

All amounts are in millions of U.S. dollars except for per share amounts, Canadian GAAP basis.

	Years ended December 31 (1)
	2003	2002	2001
Sales	$1,802	$1,259	$1,266
Operating earnings (loss)	201	159	(158)
Net earnings (loss)	212	119	(160)
Per common share:
Net earnings (loss)	0.50	0.30	(0.53)
Diluted net earnings (loss)	0.50	0.30	(0.53)
Cash dividends	0.10	0.10	0.10

	At December 31 (1)
	2003	2002	2001
Total assets	$4,499	$3,922	$2,666
Cash and short-term investments	593	546	440
Long-term debt and capital leases, including current portion	1,070	686	583
Deferred credits and other liabilities, and reclamation and post closure obligations	285	269	212
Shareholders’ equity	2,452	2,385	1,580

1.	Amounts in this table reflect the following significant transactions and changes in accounting policies:

(i)	In 2001, Placer Dome recorded write-downs and provisions totalling $310 million (with nil tax effect), including $299 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset.

(ii)	On October 22, 2002, Placer Dome gained control of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increased the Corporation’s ownership in the Granny Smith and Porgera Mines to 100% and 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and the Kanowna Belle gold mines to the company’s holdings.

(iii)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

(iv)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to increase operating loss and net loss by $8 million or $0.03 per share.

(v)	On January 1, 2003, Placer Dome adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. This new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and an increase to the net earnings in 2002 and 2001 of nil and $28 million respectively. As a result of the new policy, the retained earnings as at January 1, 2001 were reduced by $45 million with a corresponding adjustment to increase Property, plant and equipment of $8 million and increase Deferred credits and other liabilities of $60 million.

(vi)	On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares of East African Gold for $255 million. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.

(vii)	During the fourth quarter of 2003, Placer Dome early adopted, effective January 1, 2003 without restatement, the CICA Handbook section 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

(viii)	On December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits.

(ix)	In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material.

Dividend Policy

For information on the Corporation’s dividend policy, see the Market for Securities in Item 7.

ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The Management’s discussion and analysis (“MD&A”) provides a detailed analysis of Placer Dome’s business and compares its 2003 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the Consolidated Financial Statements and its related notes that begin on page 109 of this report. The Corporation prepares and files its consolidated financial statements and MD&A in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements and MD&A in accordance with Canadian GAAP, in U.S. dollars, and incorporated by reference into this Annual Information Form, are filed with various Canadian regulatory authorities. These financial statements and MD&A, are available at www.sedar.com and are included with the Corporation’s Management Proxy Circular and Statement. This MD&A is made as of February 26, 2004.

All amounts are in millions of U.S. dollars, except where otherwise indicated.

	2003	2002	2001

Sales	1,763	1,209	1,223
Mine operating earnings
Gold	371	282	277
Copper	55	53	69
Other	(20)	(11)	(10)

	406	324	336

Net earnings (loss)	229	116	(133)
Cash flow from operations	329	320	340

Gold
Consolidated production (000s ozs) (i)	3,785	2,756	2,776
Cash cost ($/oz) (i)	219	176	173
Total cost ($/oz) (i)	273	227	226
Consolidated sales (000s ozs)	3,829	2,716	2,876
Price realized ($/oz)	380	342	326
London spot price ($/oz)	363	310	271

Copper
Consolidated production (000s lbs)	425,358	427,477	417,160
Cash cost ($/lb)	0.52	0.45	0.45
Total cost ($/lb)	0.67	0.58	0.58
Consolidated sales (000s lbs)	411,996	431,162	420,338
Price realized ($/lb)	0.80	0.71	0.74
London spot price ($/lb)	0.81	0.71	0.72

(i)	Placer Dome’s share of gold production, cash and total production costs were 3,861,000 ounces, $218/oz and $274/oz in 2003, 2,823,000 ounces, $178/oz and $231/oz in 2002 and 2,756,000 ounces, $175/oz and $231/oz in 2001.

          1. HIGHLIGHTS

•	Placer Dome’s share of gold production in 2003 was 3,861,000 ounces, an increase of 37% compared to the prior year due to the acquisition of AurionGold Limited (“AurionGold”) in the fourth quarter of 2002, the acquisition of East African Gold Mines Limited (“East African Gold”) effective July 23, 2003 (see Strategic Review section) and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.

•	Placer Dome’s estimated proven and probable mineral reserves as of December 31, 2003 increased by 15% over 2002 levels to 60.5 million ounces of gold (refer to the mineral reserve and mineral resource tables on pages 14 to 17 for further details). The increase was due primarily to the inclusion of mineral reserves from the East African Gold transaction (2.9 million ounces acquired and an additional 1.0 million ounces identified following the acquisition), the Cortez Hills discovery during the year (3.2 million ounces – see Strategic Review section), and increases at other sites, including Porgera and Turquoise Ridge, due to additional work and an increase in the long-term gold price assumption from $300 to $325 per ounce. Proven and probable copper reserves decreased by 6% due to depletion.

•	Consolidated net earnings in accordance with U.S. GAAP for 2003 were $229 million or $0.56 per share (respectively $246 million and $0.60 per share before change in accounting policy), compared with earnings of $116 million or $0.33 per share in 2002 (respectively $124 million and $0.35 per share before change in accounting policy) and a loss of $133 million or $0.41 per share in 2001.

•	In 2003, Placer Dome’s net earnings were impacted by an unrealized non-hedge derivative gain of $30 million (2002 – gain of $8 million and 2001 – loss of $11 million). The 2003 net earnings also included the effect of the adoption of a new accounting standard relating to accounting for post-mining related asset retirement obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $17 million. Net earnings for 2002 included a non-cash after-tax charge of $8 million as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs. In 2001, net earnings included a non-monetary $21 million foreign currency translation gain relating to the closure of the Kidston mine.

•	Placer Dome’s net earnings for 2003 were positively impacted by the recognition in the second and fourth quarters of a non-cash tax asset totalling $111 million for previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

•	Cash flow from operations was $329 million in 2003 compared with $320 million and $340 million in 2002 and 2001, respectively. Excluding the impact of non-cash working capital, cash flow from operations was $353 million in 2003, $335 million in 2002 and $316 million in 2001. The increase of 5% from 2002 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

•	Compared to the prior year, Placer Dome’s share of unit cash and total costs(i) increased by 22% and 19% to $218 and $274 per ounce of gold, respectively. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian dollar and Australian dollars, the Papua New Guinean kina and the Chilean peso against the U.S. dollar (cumulatively $15 per ounce) and increased global energy costs ($6 per ounce) and operational issues at certain mine sites.

•	Consolidated copper production was approximately the same and cash costs per pound(i) increased 16% compared with the prior year due to higher energy costs, the appreciation of the Australian dollar and Chilean peso against the U.S. dollar and higher acid expenditures and unplanned maintenance costs at the Zaldívar mine.

•	On April 15, 2003, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property and in December of the year entered into a joint venture agreement, effective December 23, 2003, with Newmont (see Strategic Review section).

•	Under Placer Dome’s precious metal sales program, the Corporation realized an average price of $380 per ounce of gold in 2003, a premium of $17 per ounce over the average spot price during the period, which added $54 million to revenue. During 2003, Placer Dome reduced the maximum committed ounces under its gold sales program by 2.9 million ounces to 9.7 million ounces, excluding the 0.8 million ounces from the East African Gold acquisition, or 18% of 2002 year end gold mineral reserves. At December 31, 2003, Placer Dome’s maximum committed ounces under its gold sales program were 17% of 2003 year end gold mineral reserves. On December 31, 2003, based on the closing spot price of gold of $417 per ounce and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market value of the precious metals sales and derivative program was negative $705 million.

•	Looking ahead, Placer Dome’s share of gold production in 2004 is targeted at approximately 3.6 million ounces down from 2003 due to the closure of Misima and the temporary cessation of milling at Golden Sunlight. Cash and total production costs for gold are estimated to be between $225 and $230 per ounce, assuming current exchange rates. Total costs are estimated at $290 to $295 per ounce. Copper production for 2004 is expected to be approximately 400 million pounds at cash and total costs of $0.51 and $0.67 per pound, respectively.

•	As at February 26, 2004, the Corporation had 412,132,798 common shares outstanding. As at the same date, it had $230 million in convertible debentures outstanding (see note 14(a)(iii) to the Consolidated Financial Statements), none of which were in a position to be converted on February 26, 2004. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at February 26, 2004, the Corporation had 17,531,257 share options outstanding under its stock based incentive plans. If all of these options were converted on that date, the Corporation would have to issue 17,531,257 common shares. For a summary of financial information for the last three years under U.S. and Canadian GAAP, see Item 5 “Selected Consolidated Financial Information” of this document.

(i)	These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See section 8 “Non-GAAP Measures” of this Management’s Discussion and Analysis.

Quarterly Results

	Quarters ended
	(unaudited)				Years
					ended
	March 31	June 30	Sept. 30	Dec. 31	Dec. 31

2003
Sales	$409	$398	$464	$492	$1,763
Mine operating earnings	96	69	113	128	406
Operating earnings	55	19	59	82	215
Net earnings	63	58	27	81	229
Net earnings per common share	0.15	0.15	0.06	0.20	0.56

2002
Sales	$303	$276	$275	$355	$1,209
Mine operating earnings	98	76	67	83	324
Operating earnings	74	44	36	23	177
Net earnings	37	44	29	6	116
Net earnings per common share	0.11	0.14	0.08	0.02	0.33

(i)  In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first three quarters of 2003 and the December 31, 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material.

•	Mine operating earnings for the fourth quarter of 2003 were $128 million, an increase of 54% or $45 million over the comparative 2002 due primarily to higher contributions from gold and copper.

•	Gold operating earnings were $112 million in the fourth quarter of 2003 compared with $72 million in the fourth quarter of 2002 due to higher sales volumes and price realized, partially offset by higher unit costs. Gold sales revenue for the quarter was $401 million compared with $280 million in the prior year period, an increase of 43% reflecting a 21% increase in sales volume and a $66 per ounce increase in the average realized price. Consolidated gold production in the fourth quarter increased by 13% to 1,010,832 ounces from 895,538 ounces in 2002 reflecting the inclusion of the acquisitions of AurionGold effective October 31, 2002 and East African Gold effective July 23, 2003 and increased production from the Porcupine and Turquoise Ridge mines. This was partially offset by decreased production at the Granny Smith, Bald Mountain and Cortez mines.

•	The increase in average realized sales price was due to a 21% increase in the average spot gold price partially offset by a decrease in the contribution from Placer Dome’s precious metals sales program to $7 million in the fourth quarter 2003 from $10 million in the fourth quarter of 2002. Placer Dome’s share of cash and total production costs per ounce for the fourth quarter of 2003 were $229 and $284, respectively, compared with $180 and $241 in 2002. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($7 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian and Australian dollars and the Papua New Guinea kina against the United States dollar (cumulatively $22 per ounce); and increased global energy costs ($2 per ounce). The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, Chilean peso and South African rand to the U.S. dollar appreciated 19%, 28%, 22%, 16% and 44%, respectively, from the fourth quarter of 2002 to 2003.

•	Copper operating earnings of $22 million in the fourth quarter of 2003 were 29% higher than the prior year period due primarily to a 23% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue for the quarter was $89 million compared with $75 million in the 2002 period, reflecting the increase in the average realized price partially offset by a 4% decrease in sales volume. Consolidated copper production in the fourth quarter of 2003 was 111.1 million pounds (50,395 tonnes), 3% greater than the prior year period as increased production at the Zaldivar mine was partially offset by lower production from the Osborne mine. Consolidated cash and total production costs per pound of copper for the period were $0.53 and $0.67, respectively, compared with $0.47 and $0.56, respectively, in 2002. The increase was due to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at the Zaldivar mine.

•	Costs related to general and administrative, exploration, technology, resource development and other totalled $46 million for the three month period ended December 31, 2003 a decrease of $14 million from the prior year period. The $17 million decrease in resource development, technology and other was primarily due to a reduction of $9 million to the fair value of the Turquoise Ridge SFAS 143 accrual in the fourth quarter of 2003 and an accrual in the fourth quarter of 2002 for additional capital expenditures to upgrade water treatment facilities at the closed Equity Silver mine.

•	Investment and other business income (losses) in the year and three month periods ended December 31, 2003 was a loss of $1 million compared with a gains of $7 million in the prior year period. The decrease in the year was due losses resulting from the impact of the weakening of the U.S. dollar on net monetary liabilities denominated in other currencies.

•	Placer Dome’s net earnings for the fourth quarter of 2003 were positively impacted by the recognition of a $72 million non-cash tax asset for previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

•	Cash flow from operations for three months ended December 31, 2003 was $61 million, compared with $47 million for the same period in 2002. Excluding the impact of non-cash working capital, cash flow from operations was $$83 million in 2003 compared with $68 million for the same period in 2002. The increase of 22% from the 2002 period primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

2. STRATEGIC REVIEW

Overview

Placer Dome’s strategy is to increase shareholder value by continuing to build upon its high quality portfolio of gold producing assets, development and exploration projects to achieve long-term growth in cash flow and earnings per share. Placer Dome has a strategy with the main components having measurable objectives and deliverables. These components are:

1.	Optimizing the performance and value of existing assets through productivity improvements, cost-cutting, and minesite exploration programs which add value by reducing costs, increasing production and / or extending the mine life through mineral reserves additions;

2.	Investing in new high-quality assets through exploration, project development and acquisition. For example, Placer Dome has rights or ownership interests in three large undeveloped gold deposits (Pueblo Viejo, Cerro Casale and Donlin Creek) and in July acquired a major operation (North Mara) with surrounding exploration rights. In addition, Placer Dome has attractive investment opportunities from exploration projects in and around existing operations; and

3.	Improving the business through innovation to lower costs and provide a competitive advantage —technically, environmentally and socially.

The strategy is being implemented by:

•	Making business decisions based on disciplined financial criteria that appropriately balance costs, benefits and risks;

•	Investing in people, technology and systems to ensure Placer Dome has the skills and expertise to maximize the value of and control the risks at all minesites;

•	Building land positions near current infrastructure and in geological systems where gold discoveries have been repetitive; and

•	Exploring aggressively on these land packages.

Consistent with these strategic objectives, in 2003 Placer Dome continued to advance these three components of its strategic plan as evidenced by the items noted below.

Asset Optimization

•	The Cortez joint venture discovered a major new mineralized zone called the Cortez Hills deposit. Placer Dome’s 60% share of the estimated proven and probable mineral reserve is 3.2 million ounces of gold (22.5 million tonnes with an average grade of 4.36 grams per tonne), its share of the additional estimated measured and indicated mineral resource is 0.3 million ounces of gold and its share of the additional estimated inferred mineral resource is 0.6 million ounces of gold. Exploration work at the deposit, which is open along strike and at depth, is ongoing;

•	In September, Placer Dome approved the development of Stage 5B of the open pit at Golden Sunlight. Production from Golden Sunlight was suspended in December 2003 until ore is delivered from Stage 5B. Pre-stripping of Stage 5B started in September 2003 with production scheduled to commence in mid-2005 and continue until 2008. Stage 5B is expected to produce over 520,000 ounces at estimated cash and total costs per ounce of $252 and $263, respectively. Capital costs, principally overburden removal for Stage 5B, are estimated at $39 million;

•	In June, Placer Dome made the decision to proceed with the development of Stage 7 of Bald Mountain’s Top Pit. Stage 7 adds 400,000 incremental ounces to the mine’s production profile with total future production now estimated at approximately 600,000 ounces at estimated cash and total costs per ounce of $192 and $239, respectively;

•	On April 15, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property. The mine is expected to reach full production of 300,000 ounces per year by the end of 2004. Effective December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits. Under an ore sale agreement, Newmont will purchase up to approximately 2,000 tons per day of joint venture ore and process it at cost at its nearby Twin Creeks mill. As a result of the joint venture and ore sale agreement, Placer Dome anticipates realizing savings in the form of lower operating costs and improved recoveries, which are expected to reduce cash and total costs to approximately $190 and $230 per ounce, respectively, from the original estimates of $215 and $265 per ounce. The joint venture is also expected to reduce Placer Dome’s life-of-mine capital investment in Turquoise Ridge by over $40 million as well as eliminate the $26 million in capital Placer Dome would have required to refurbish the existing mill on the Turquoise Ridge property. The formation of the joint venture also provides an opportunity to reduce the economic cut-off grade of the Turquoise Ridge deposit. This is expected to improve the continuity of the mineral resource, increase mineral reserves, and extend the life of the mine beyond the existing mine plan. The combination of additional drilling and a reduced cost structure due to the joint venture resulted in an increase in Turquoise Ridge’s estimated proven and probable mineral reserves of 81% to 4.9 million ounces (Placer Dome share 3.6 million ounces);

•	In October, a feasibility study commenced to assess the potential for an underground mine to extract the mineralization that extends below the Wallaby open pit. The study will be completed in the first quarter of 2005, with the primary goal of justifying the exploitation of the Zone 60 ore body. Delineation drilling will be conducted from surface within the Wallaby open pit and from underground drill drives. The study will also include trial underground mining in one of the upper areas of the proposed underground. This trial is expected to result in the production of approximately 75,000 additional ounces in the period resulting in the feasibility study being cost neutral;

•	During 2003, work continued on the optimization of the feasibility study for the Porcupine Joint Venture’s proposed Pamour open pit mine. Following completion of the optimization study in early 2004, the project was approved by the management committee of the joint venture and Placer Dome, subject to the approval of the other joint venture partner, which approval is expected at the end of February. Overburden removal at the site is expected to commence in the third quarter of 2004 with gold production expected to start in the third quarter of 2005. Placer Dome’s share of the capital cost of the Pamour mine is estimated at $30 million (including deferred stripping costs) and it is expected to produce 1.6 million ounces of gold (Placer Dome share 800,000 ounces) over the next ten years at estimated cash and total costs per ounce of $243 and $293, respectively;

•	Development work on Campbell’s DC zone intended to provide access to over 300,000 ounces of mineral resources and allow exploration in surrounding areas was initiated in 2003. The development program calls for an overall investment of $19 million through 2005, $12 million of which was expended in 2003. The DC zone is a new mining area within the Campbell mine and lies between 5500 and 6300 feet below surface, accessed by the bottom two levels of the Reid shaft. The development program is proceeding on plan and on budget with the structure being intersected ahead of schedule, development along the DC Zone itself commenced in December 2003;

•	In December the development of Kalgoorlie West’s Raleigh underground mine was approved subject to finalization of joint venture agreements. The underground mine will be an extension of the Raleigh open pit mine with production scheduled to commence in late 2004 and continue through 2008. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome’s share of the capital cost is estimated at $17 million, with $11 million to be spent in 2004, and its share of production over the six year mine life is expected to be approximately 250,000 ounces at estimated cash and total costs per ounce of $218 and $287, respectively. Joint venture negotiations are continuing and should these extend beyond the first quarter of 2004, this schedule will be impacted; and

•	As part of ongoing cost management efforts, workforce reductions totalling 126 employees and contractors were carried out during the year at the Kalgoorlie West, Musselwhite and Porcupine operations.

Investment in New High Quality Assets

•	On July 23, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold for approximately $255 million. The acquisition provides Placer Dome with the North Mara open pit gold mine in northern Tanzania which, based on the mineral reserves at the time of the acquisition of 2.9 million ounces, East African Gold had forecast to produce approximately 220,000 ounces per year at cash costs of $200 per ounce. The acquisition also included an extensive land package in the area. An expansion of the site’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum has been approved at an estimated cost of $25 million. The expansion is scheduled for completion in the fourth quarter of 2004 and is expected to increase estimated annual production to between 280,000 and 300,000 ounces at cash and total costs per ounce of $163 and $195, respectively. At December 31, 2003, primarily as a result of additional drilling, after allowance for depletion the estimated mineral reserve for North Mara increased to 3.8 million ounces;

•	On April 14, 2003, the Special Lease Agreement (“SLA”) for the Pueblo Viejo Project was ratified by the Congress of the Dominican Republic. During 2003, Placer Dome’s work at Pueblo Viejo focussed on scoping studies to confirm the geology and evaluate processing alternatives. A new mineral resource model was formulated which forms the basis for the current indicated mineral resource estimate of approximately 17.5 million ounces of gold that are refractory in nature and associated with zinc and copper mineralization. Based on the success of scoping study work completed to date, Placer Dome is continuing pre-feasibility studies that are to be completed in the second half of 2004. As a result of encouraging results from the autoclave test work, the focus of the work in 2004 will be on refining the autoclaving process, completing an 11,000 metre infill drill program to further delineate the high grade mineral resource areas and finalizing concepts for waste rock impoundment. The budget for 2004 activities is estimated to be $15 million. The project studies remain on track for completion of a bankable feasibility study and production decision in the first half of 2005;

•	Placer Dome controls 51% of the Cerro Casale project located in north-central Chile. Its share of the project contains an estimated 13 million ounces of measured and indicated gold mineral resources and an estimated 3.3 billion pounds of measured and indicated copper mineral resources. In 2000, a feasibility study was completed on the project and necessary environmental permits and water rights were obtained. Due to the low prices of metals at that time, it was decided not to proceed with construction of the project. In November 2003, the joint venture announced it was updating the feasibility study due to stronger metal prices and the time lapse from the original study. The feasibility study, updated for contemporary economic assumptions and capital and operating costs, is on schedule for delivery to the partners in early March 2004. The joint venture will then meet and assess the updated findings. Placer Dome is evaluating options and assessing the ability to obtain senior project financing for Cerro Casale. Under the terms of the joint venture agreement, Placer Dome is required to:

•	Arrange $1.3 billion in financing, including contributing $200 million in equity on behalf of the joint venture partners, and

•	Provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior and subordinated loans.

The senior loans are required to be an amount which is not less than 50% of the initial project capital requirements. Once financeable, Placer Dome will make a decision on development; and

•	In February 2003, Placer Dome exercised its option to become joint venture manager and has the right to earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. In order to do this, Placer Dome must expend $32 million, complete a feasibility study and make a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum. If Placer Dome chooses not to complete the earn-in, the Corporation will retain its 30% interest. Located in Alaska, U.S., Donlin Creek (100% basis) hosts an estimated 11 million ounce measured and indicated mineral resource and an estimated 14.3 million ounce inferred mineral resource making it one of the largest undeveloped gold resources in North America. Work in 2003 focused on identifying feasible alternatives for project access, power supply, and local sources of key consumables. Plans for 2004 include additional test work to further refine the flowsheet, completion of a pre-feasibility study and continuing the environmental baseline studies required for permitting. Pending a positive pre-feasibility assessment, the permitting process would begin in the fourth quarter of 2004 and run concurrently with the development of the final feasibility study. The project budget for 2004 is $6 million.

Innovation

•	The Cortez mine demonstrates a good example of technical innovation at work. It has completed an engineering pre-feasibility study comparing the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two new competing processes. One method uses a modified cyanide-based leaching process and the other uses a thiosulfate-based heap leaching process. A feasibility study commenced in the fourth quarter of 2003 and is expected to be completed by mid 2004. The selected alternative will reduce Cortez’ need to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves.

•	Two other promising technology based projects are the “MiniMole”, also named GARTH, and fuel cell powered underground mining vehicles. By December of 2003, Placer Dome had completed extensive testing of the first GARTH prototype and commenced planning underground trials of the machine at the Campbell mine, which are expected to start in the second quarter of 2004. This research program is pursuing the development of a novel new machine that will allow the “surgical” mining of narrow vein and reef-type deposits. Mining in this selective manner has the aim of removing personnel from the active rock face thereby making the exploitation of these deposits safer. It will also drastically reduce the amount of development and waste dilution that is experienced with conventional mining methods. Placer Dome is also one of the founding members of the Fuelcell Propulsion Institute of Denver, Colorado which is a consortium for the development of fuel cell powered underground mining vehicles managed by Vehicle Projects LLC, Denver. These vehicles will offer the advantages of no harmful emissions, reduced mine ventilation costs, and ultimately, healthier workplace environments. Following successful trials of the first-ever fuel cell powered mining locomotive in 2002, Placer Dome is continuing its support of the next phase of research, which involves developing and demonstrating a fuel cell powered underground load-haul-dump (“LHD”) machine. The fuel cell powered LHD will be assembled in 2004 and is expected to undergo performance and underground production testing in the first quarter of 2005; and

•	As part of its previously announced enterprise-wide business process improvements initiative, Placer Dome has entered into strategic sourcing agreements for tires, cyanide, explosives and fuels and lubricants that are expected to result in estimated total savings of $15 million to the Corporation over the next three years. Placer Dome is now actively pursuing potential opportunities for savings in other consumables. Placer Dome has also completed its review of maintenance processes and has identified improvements which will be implemented over the next two years resulting in estimated annualized benefits of $30 million per year by 2006.

Outlook

As a result of its strategic initiatives, Placer Dome’s longer-term expectation is to enhance its position among major global gold miners with a high-quality, geographically balanced portfolio of operations. The technology focus will advance, intellectually protect and implement new technologies that improve operating performance at all sites. Through implementation of business process redesign it will achieve industry leading enterprise-wide business processes and systems that enable global innovation, planning and execution of strategy. Placer Dome’s strategic plan is expected to result in a continuation of its high quality portfolio of gold mining assets, a strong balance sheet and cash flow generation, and investment grade credit ratings.

Placer Dome’s specific targets for 2004 relating to its strategic goals include:

•	Gold production in 2004 of approximately 3.6 million ounces down from 2003 due to the closure of Misima and the temporary cessation of milling at Golden Sunlight. Cash and total production costs for gold are estimated to be between $225 and $230 per ounce. Total costs are estimated at $290 to $295 per ounce. Copper production for 2004 is expected to be approximately 400 million pounds at cash and total costs of $0.51 and $0.67 per pound, respectively. See Review of Mining Operations for targets for specific mines;

•	Advance exploration and development projects and acquire new projects;

•	Continued advancement towards the implementation of Placer Dome-developed technologies at mine sites; and

•	Add to the significant progress achieved to date on its enterprise-wide business process improvements initiative.

As a result of the recognition in 2003 of a non-cash tax asset totalling $111 million for previously unrecorded tax benefits related to its U.S. operations, Placer Dome’s U.S. operations, including the Cortez mine, are expected to be taxable in 2004.

In accordance with Placer Dome’s accounting policies, a non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on its investment in Misima will be recognized on cessation of commercial production from the property. This is currently expected to be in the second quarter of 2004.

In 2004, Placer Dome’s share of capital expenditures, excluding pre and deferred stripping, are anticipated to be approximately $295 million, including $42 million at South Deep for completion of the shaft project and underground development, $35 million for mobile equipment and leach pad expansion at Cortez, $27 million at the Porcupine Joint Venture for the development of the Pamour open pit mine and underground development at the Hoyle Pond mine, $19 million for the expansion of the North Mara plant, $15 million to bring Turquoise Ridge to full mine production, and $12 million for underground development at Kalgoorlie West. The increase from the previously disclosed $275 million was due to the approval, in early 2004, of Placer Dome’s share of capital expenditures for the Pamour project. In addition to this, Placer Dome’s share of pre and deferred stripping expenditures in 2004 is anticipated to be approximately $30 million and $55 million, respectively. Exploration expenditures in 2004 are anticipated to be approximately $75 million, about $50 million of which will be allocated to exploration activities within an economic radius of existing mine sites. Placer Dome also plans to spend approximately $55 million in 2004 on resource development, technology advancement, gold marketing and other related items.

In 2004, Placer Dome expects to reduce its committed ounce position of its precious metals sales program to nine million ounces of gold by delivering into contracts and closing out positions as quickly and opportunistically as market conditions allow.

The sensitivity of annual net earnings to key metal price changes based on metal prices of $350 per ounce for gold and $0.90 per pound for copper and projected 2004 sales volumes is estimated as follows:

		Change in 2004 net	Change in 2004 net
	Price change	earnings	earnings per share
	$	(millions of $)	$

Gold	25.00/oz.	39	0.10
Copper	0.05/lb.	10	0.03

The sensitivity of annual net earnings to foreign exchange fluctuations with respect to mine operating costs of the Australian dollar, the Canadian dollar, the Chilean peso, the Papua New Guinean kina and the South African rand to the U.S. dollar for projected 2004 sales volumes is estimated as follows:

	Exchange Fluctuation
			Change in 2004 net	Change in 2004 net
	December		earnings	earnings per share
	31, 2003%		(millions of $)	$

Australian dollar	1.3355	10%	9	0.02
Canadian dollar	1.2924	10%	5	0.01
Chilean peso	593	10%	6	0.01
Papua New Guinean kina	3.27	10%	1	—
South African rand	6.69	10%	3	0.01

3. REVIEW OF MINING OPERATIONS

PRODUCTION AND OPERATING SUMMARY

			For the year ended December 31

				Placer Dome’s Share
	Placer
	Dome’s share		Mine	Millfeed
	(% of mine		operating	(000s	Grade	Recovery
Mine	production)		earnings(1)	tonnes)	(g/t,%)	(%)

GOLD
Canada
Campbell	100%	2003	$21	363	17.6	96.1
		2002	$12	357	17.5	96.1

Musselwhite	68%	2003	4	905	5.5	95.5
		2002	1	787	5.9	95.3

Porcupine(3)	51%	2003	22	2,106	3.7	92.4
		2002	2	1,095	3.2	91.6

Dome(3)	100%	2002	(3)	1,673	2.4	91.8

United States
Bald Mountain(4)	100%	2003	8	4,125	0.7	♦
		2002	19	5,265	1.1	♦

Cortez(4),(5)	60%	2003	114	14,398	1.8	♦
		2002	86	8,624	2.7	♦

Golden Sunlight	100%	2003	52	2,245	4.0	82.1
		2002	—	2,271	2.0	78.4

Turquoise Ridge(6)	100%	2003	8	—	—	—
		2002	2	—	—	—

Australia
Granny Smith(7)	100%	2003	11	3,955	2.5	88.8
	100% /60%	2002	46	2,505	4.3	92.5

Henty(7)	100%	2003	3	289	11.4	95.6
		2002	(1)	43	7.4	93.7

Kalgoorlie West(7)	100%	2003	(4)	3,438	3.8	95.2
		2002	(2)	516	4.0	93.9

Kanowna Belle(7)	100%	2003	21	1,909	4.9	89.0
		2002	1	326	5.7	90.1

Osborne(8)	100%	2003	♦	1,485	1.0	80.5
		2002	♦	1,461	1.0	79.9

Papua New Guinea
Misima(9)	80%	2003	4	4,471	0.7	87.6
		2002	14	4,757	0.9	88.4

Porgera(7)	75%	2003	42	4,242	5.3	87.6
	75% /50%	2002	10	2,437	5.2	84.7

Chile
La Coipa(10)	50%	2003	10	3,208	1.2	83.6
		2002	1	3,172	1.1	84.7

South Africa
South Deep	50%	2003	4	979	7.2	96.9
		2002	13	889	7.1	96.4

Tanzania
North Mara(11)	100%	2003	7	869	3.4	93.5

Metal hedging revenue		2003	54
		2002	82

TOTAL GOLD		2003	$371
		2002	$282

COPPER
Osborne(8)	100%	2003	4	1,485	3.0	96.0
		2002	10	1,461	3.3	96.0

Zaldívar(4)	100%	2003	56	16,942	1.1	♦
		2002	42	15,961	1.0	♦

Metal hedging revenue		2003	(5)
		2002	1

TOTAL COPPER		2003	$55
		2002	$53

Other(1)		2003	(20)
		2002	(11)

CONSOLIDATED MINE		2003	$406
OPERATING EARNINGS(1)		2002	$324

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the year ended December 31				Estimated annual 2004

	Placer Dome’s Share

	Production
			Cost per unit(2)		Production	Cost per unit(12)
	(ozs,	%	($/oz, $/lb)		(ozs,	($/oz, $/lb)
Mine	000s lbs)	change	Cash	Total	000s lbs)	Cash	Total

GOLD
Canada
Campbell	197,114	+2%	202	264	208,000	230	300
	193,150		172	244

Musselwhite	151,422	+6%	250	330	157,000	240	320
	142,579		219	292

Porcupine(3)	233,101	n/a	206	262	193,000	230	300
	101,919		230	285

Dome(3)	118,663		245	328	—	—	—

United States
Bald Mountain(4)	90,601	-47%	228	279	83,000	140	250
	172,328		152	203

Cortez(4),(5)	639,241	-2%	135	172	563,000	170	220
	649,006		129	168

Golden Sunlight	234,946	+110%	143	151	—	—	—
	111,806		279	305

Turquoise Ridge(6)	92,965	n/a	215	220	225,000	210	230
	54,806		107	179

Australia
Granny Smith(7)	280,129	-14%	246	320	286,000	310	370
	326,894		124	161

Henty(7)	102,070	n/a	204	308	104,000	220	340
	7,963		323	414

Kalgoorlie West(7)	396,254	n/a	271	364	245,000	320	390
	61,841		201	330

Kanowna Belle(7)	262,889	n/a	204	283	245,000	240	330
	69,337		147	269

Osborne(8)	37,357	-2%	♦	♦	40,000	♦	♦
	38,149		♦	♦

Papua New Guinea
Misima(9)	94,837	-18%	276	310	25,000	300	310
	115,638		196	213

Porgera(7)	638,940	+73%	256	301	678,000	210	260
	368,769		216	265

Chile
La Coipa(10)	99,637	+4%	208	291	81,000	240	320
	95,989		224	306

South Africa
South Deep	220,371	+13%	301	342	248,000	320	370
	194,238		204	241

Tanzania
North Mara(11)	89,525	n/a	225	301	215,000	240	300

Metal hedging revenue

TOTAL GOLD	3,861,399	+37%	218	274	3,575,000 -	225-230	290-295
	2,823,075		178	231	3,625,000

COPPER
Osborne(8)	93,638	-8%	0.56	0.69	90,000	0.57	0.69
	101,652		0.47	0.58

Zaldívar(4)	331,720	2%	0.51	0.66	315,000	0.50	0.66
	325,825		0.45	0.59

Metal hedging revenue

TOTAL COPPER	425,358	—	0.52	0.67	400,000 -	0.51	0.67
	427,477		0.45	0.58	410,000

Other(1)

CONSOLIDATED MINE
OPERATING EARNINGS(1)

In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s December 31, 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material.

          Notes to the Production and Operating Summary:

(1)	Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. “Consolidated mine operating earnings”, (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings are comprised of sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to U.S. Financial Accounting Standards Board (“FASB”) Statement of Accounting Standards No. 109– Accounting for Income Taxes (“SFAS 109”), on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets or liabilities for the tax effect of such differences. Other mine operating earnings include a charge of $9 million (2002 - $3 million and 2001 - $1 million) related to the amortization of the property, plant and equipment allocation.

(2)	Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	2003	2002	2001
	$ / oz.	$ / oz.	$ / oz.

Direct mining expenses	208	164	168
Stripping and mine development adjustment	(3)	2	(1)
Third party smelting, refining and transportation	1	1	1
By-product credits	(1)	(1)	(1)

Cash operating costs per ounce	205	166	167

Royalties	12	10	6
Production taxes	1	2	2

Total cash costs per ounce	218	178	175

Depreciation	34	44	45
Depletion	19	5	2
Reclamation and mine closure	3	4	9

Total production costs per ounce	274	231	231

(3)	Placer Dome completed an agreement with Kinross to form the Porcupine Joint Venture that combined the operations of Dome mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome mine reflects the results for the first six months to June 30, 2002, and the Porcupine mine reflects 51% of the combined operation from July 1, 2002 onward.

(4)	Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(5)	The Cortez mine processes material by way of carbon-in-leach and heap leaching.

	Millfeed	Grade	Recovery	Production
	(000s tonnes)	(g/t)	(%)	ozs.

Carbon-in-leach
2003	2,071	6.53	89.8	390,087
2002	2,041	7.43	88.6	431,429

Heap leach
2003	12,049	0.85	Note 4	198,107
2002	6,407	1.03	Note 4	173,548

Sale of carbonaceous ore
2003	278	6.71	85.1	51,047
2002	176	8.61	90.6	44,029

Total
2003	14,398	1.78	Note 4	639,241
2002	8,624	2.70	Note 4	649,006

(6)	Production from the Turquoise Ridge mine relates to third party ore sales. As a result of the joint venture agreement with Newmont completed in late December 2003, estimated annual 2004 production for Turquoise Ridge reflects the Corporation’s 75% share. The cash and total cost per ounce balances do not include the cost of processing the ore.

(7)	On October 22, 2002, Placer Dome gained control of AurionGold Limited. This increased the Corporation’s ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50% respectively as well as adding Henty, Kalgoorlie West and Kanowna Belle mines to the company’s holdings. The additional 40% of Granny Smith and 25% of Porgera acquired contributed 30,689 ounces and 47,864 ounces, respectively in November and December, 2002.

(8)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)	Silver is a by-product at the Misima mine, where grade, recovery and Placer Dome’s share of production for silver were 7.5 grams of silver per tonne, 38.5% and 433,000 ounces, respectively, for 2003 and 10.2 grams of silver per tonne, 37.0% and 574,000 ounces, respectively, for 2002.

(10)	Gold and silver are accounted for as co-products at the La Coipa mine. Gold equivalent ounces are calculated using a ratio of the silver market price to the gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 154,519 ounces for 2003, and 149,285 ounces for 2002. At La Coipa (50%), grade, recovery and production for silver were 65.0 grams of silver per tonne, 60.7% and 4,067,000 ounces, respectively, for 2003 and 58.3 grams of silver per tonne, 60.5% and 3,595,000 ounces, respectively, for 2002.

(11)	On July 23, 2003, Placer Dome completed the acquisition of East African Gold which owns 100% of the open pit North Mara mine in northern Tanzania.

(12)	Estimated 2004 annual unit costs for the Canadian, Australian, Papua New Guinean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.33, 1.30, 3.27, 670, and 7.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At December 31, 2003 these exchange rates were 1.2924, 1.3355, 3.27, 593, and 6.69 to 1, respectively.

2003 compared with 2002

Mine operating earnings were $406 million in 2003, 25% higher than 2002 due primarily to higher contributions from gold.

Gold operating earnings increased by 32% in 2003 to $371 million compared with $282 million in 2002. Gold sales revenue was $1,440 million in 2003 compared with $916 million in the prior year, an increase of 57% reflecting a 41% increase in sales volume and a $38 per ounce increase in the average realized price. Consolidated gold production in 2003 increased by 37% to 3,785,471 ounces from 2,755,995 ounces in 2002 reflecting the inclusion of the acquisitions of AurionGold in the fourth quarter of 2002 and East African Gold effective July 23, 2003 and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.

The increase in average realized sales price was due to a 17% increase in the average spot gold price partially offset by a decrease in the contribution from Placer Dome’s precious metals sales program to $54 million in 2003 from $82 million in 2002. Placer Dome’s share of cash and total production costs per ounce for 2003 were $218 and $274, respectively, compared with $178 and $231 in 2002. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian and Australian dollars and the Papua New Guinea kina against the United States dollar (cumulatively $15 per ounce); and increased global energy costs ($6 per ounce). The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina and South African rand to the U.S. dollar appreciated 12%, 20%, 9% and 40%, respectively, from 2002 to 2003.

Copper operating earnings of $55 million in 2003 were 4% higher than 2002 due primarily to a 13% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue was $318 million compared with $289 million in 2002, reflecting the increase in the average realized price partially offset by a 4% decrease in sales volume. Consolidated copper production was 425.4 million pounds (192,960 tonnes), approximately the same as last year due to lower production from the Osborne mine being mostly offset by increased production at the Zaldivar mine. Consolidated cash and total production costs per pound of copper were $0.52 and $0.67, respectively, compared with $0.45 and $0.58, respectively, in 2002. The increase was due to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at the Zaldivar mine.

Canada

•	Production at the Campbell mine in 2003 was similar to 2002 levels. Cash cost per ounce increased 17% from the prior year primarily due to the stronger Canadian dollar. Gold production in 2004 is expected to be 6% higher than 2003 due to higher throughput as a result of a lowering of cut-off grades. Cash costs per ounce are expected to be 14% higher than 2003 levels due to lower cut-off grades and the continued strength of the Canadian dollar.

•	Placer Dome’s share of production in 2003 for the Porcupine Joint Venture was 6% higher than the combination of the Dome mine (first 6 months) and Porcupine Joint Venture (second half of the year) in 2002 due to higher grades partially offset by lower throughput. Cash costs per ounce were positively impacted by the higher production levels and lower costs due to the staff reduction in March 2003, partially offset by the stronger Canadian dollar and higher energy costs. Gold production in 2004 is expected to be 17% lower than 2003 due to the planned closure of the Dome underground in May 2004 and cash costs per ounce are expected to be 12% higher than in 2003 due to lower production levels and the continued strength of the Canadian dollar. Overburden removal at the Pamour mine is expected to commence in the third quarter of 2004 with gold production expected to start in the third quarter 2005.

United States

•	Placer Dome’s share of production from the Cortez mine in 2003 was similar to 2002 as increases in heap leach production and carbonaceous ore sales due to increased tonnage partially offset by lower grade were offset by lower CIL production due to lower grades. Unit cash and total production costs were similar to 2002 levels.

In 2003, a major new mineralized zone was discovered at Cortez Hills (see Strategic Review section). During the year work continued on the evaluation of two competing methods for processing carbonaceous ore (see Strategic Review section).

Gold production in 2004 is expected to be 12% lower than 2003 primarily due to lower CIL and heap leach grades. Cash and total productions costs are expected to rise by about 26% to $170 per ounce and 28% to $220 per ounce, respectively, compared with 2003 due to lower grade mill ore, increased cyanide costs due to higher heap leach tonnage treated, and higher electricity costs.

•	At the Bald Mountain mine, production in 2003 was 47% lower than 2002 with a corresponding increase in cash costs due to the planned processing of stockpiled ore. Activities at the site in the second half of 2003 were focussed on pre-stripping of Stage 7 of Bald Mountain’s Top Pit (see Strategic Review section). Production at Stage 7 is scheduled to ramp up during 2004 and is expected to continue until the first quarter of 2007 with the heap leach pads expected to produce gold until 2009. As a result, gold production in 2004 is expected to be 8% lower than in 2003.

•	Production at Golden Sunlight was 110% greater than in 2002 with a corresponding decrease in unit cash costs due primarily to the processing of higher grade ore in the current year and the fact that mine feed was supplemented by lower grade stockpile material in the prior year. Mining from the open pit and the underground mines ceased in August and December, respectively, of this year. Production from Golden Sunlight was suspended in December 2003 and will recommence when ore is delivered from Stage 5B (pre-stripping started in September 2003 with production scheduled to commence in mid 2005 – see Strategic Review section).

•	On April 15, 2003, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property and in December of the year entered into a joint venture agreement, effective December 23, 2003, with Newmont (see Strategic Review section). Production at Turquoise Ridge during 2003 was 92,965 ounces from contract mining at the Getchell underground and development work at the Turquoise Ridge mine.

Taking into account the start-up plan and the formation of the Turquoise Ridge Joint Venture, Placer Dome’s share (75%) of gold production from the Turquoise Ridge and Getchell mines in 2004 is expected to be 225,000 ounces. Placer Dome’s share of cash and total costs per ounce for the production of ore is $210 and $230, respectively. These unit costs do not include the cost of processing the ore.

Australia and Papua New Guinea

•	At the Porgera mine, Placer Dome’s share of production in 2003 was 73% above 2002 levels primarily due to higher grades, an additional 25% ownership interest resulting from the AurionGold acquisition in the fourth quarter of 2002 and production interruptions in the prior year due to vandalism which impacted the mine’s power supply. Cash costs per ounce were $256 or 19% higher than the prior year, as increased production was more than offset by the strengthening Australian dollar and Papua New Guinean kina, as well as increased fuel and maintenance costs. Amortization of the fair value allocation of the additional 25% interest from the AurionGold acquisition also caused total costs per ounce to be higher than in 2002.

During 2003, Placer Dome’s share of estimated proven and probable mineral reserves, before mineral reserve depletion, increased by approximately 1.4 million ounces. This increase is primarily attributable to underground mineral reserve delineation and cut-off grade optimization (0.3 million ounces) and open pit modeling and pit design (0.7 million ounces).

In 2004, Placer Dome’s share of gold production is expected to be 678,000 ounces, a 6% increase over 2003 due to higher throughput as a result of the installation of a secondary crusher and higher grades. Unit cash costs are expected to decrease by approximately 18% in 2004 from 2003 due to higher production levels and reductions in operating costs, partially offset by the continued strength of the Australian dollar and Papua New Guinean kina.

•	At the Granny Smith mine, Placer Dome’s share of production in 2003 was 14% below that of the prior year due to lower grades and recovery due to harder ore as the Wallaby pit deepens and the use of low-grade ore to supplement mill feed. This was partially offset by the ownership of an additional 40% for the entire year. Cash costs per ounce were $246 or a 98% increase over the prior year period due to lower production, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar. Portal construction has commenced as part of the Wallaby Underground Feasibility Study (see Strategic Review section).

Stage 1 of the Wallaby pit was completed during the third quarter of 2003, leaving Stage 2 as the main ore source for the first part of 2004. A number of ore zones at the bottom of Stage 1 did not realize expected ore tonnages. Accordingly, the block model has been revised after in-fill drilling and structural reinterpretation. The new model suggests a proportion of the lower fresh ore structures are thinner than originally interpreted from feasibility modeling. This has resulted in a decrease of approximately 425,000 ounces in the Wallaby open pit mineral reserve estimate.

In 2004, production is expected to be around 286,000 ounces with 33% expected to be in the first half of the year and 67% percent in the second half. Overall this is a 2% increase from 2003 due to increased grades from Stage 3 of the Wallaby pit partially offset by decreased throughput as a result of harder ore. Unit cash costs are expected to increase by approximately 26% in 2004 due to higher mining costs associated with Stage 3, Wallaby underground mining costs, higher royalties and the continued strength of the Australian dollar. The mine was subject to severe weather in February 2004 that resulted in the suspension of milling for two days and flooding in the Wallaby open pit. While the event will not impact annual production, it interrupted first quarter mining activities, leading to a deferral of open pit ore, which was replaced by lower-grade ore from stockpiles.

•	Production from Kalgoorlie West during 2003 was 396,254 ounces, the increase over 2002 was primarily due to the inclusion of the operation for the entire 2003 year (it was acquired effective October 31, 2002). Cash and total costs per ounce were $271 and $364, respectively, a 35% and 10% increase from 2002 due to the use of low-grade ore to supplement mill feed, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar partially offset by a lower amortization per ounce as a result of the finalization of the AurionGold purchase price allocation.

A detailed review of mineral resources in 2003 at Kalgoorlie West, including the application of current economic criteria and optimized pit shells, resulted in a reduction in the measured and indicated mineral resource estimate by 77% to 727,000 ounces and a reduction in the inferred mineral resource estimate by 22% to 2,086,000 ounces. In 2004, exploration efforts at Kalgoorlie West will focus on realizing the value of a significant land position and the extensive geological database which has been compiled and validated over the past 12 months. This objective will be realized through the use of a regional 3D model and geochemical fingerprinting techniques to identify and test targets at depth.

In 2004, production is expected to be about 245,000 ounces, a decrease of 38% from 2003 due to the closure of underground operations in the second half of 2003, the closure of the mill at Kundana in the first quarter of 2004 and the completion of open pit operations at certain other deposits in 2003. Unit cash costs are expected to increase by approximately 18% in 2004 due to lower production levels and the continued strength of the Australian dollar.

•	At the Kanowna Belle mine production for 2003 was 262,889 ounces with the increase over prior year production levels being primarily due to the inclusion of the operation for the entire 2003 year (it was acquired effective October 31, 2002) partially offset by lower grades. Cash and total costs per ounce were $204 and $283, respectively, a 39% and 5% increase from 2002 due to the use of low grade ore to supplement mill feed, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar partially offset by a lower amortization per ounce as a result of the AurionGold purchase price allocation. In 2004, production is expected to be about 245,000 ounces, a decrease of 7% due to stope sequencing. Unit cash costs are expected to increase by approximately 18% due primarily to the continued strength of the Australian dollar.

•	At the Osborne mine, copper and gold production in 2003 were 94 million pounds (42,500 tonnes) and 37,357 ounces respectively, a decrease of 8% and 2% from 2002 levels due primarily to lower grades. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.56 and $0.69, respectively, a 19% increase from 2002 due to decreased production, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar. Production for 2004 is expected to be approximately in line with 2003 levels for copper and increase 7% for gold with cash and total costs per pound of $0.57 and $0.69, respectively. The anticipated increase in unit costs is due to the continued strength of the Australian dollar, mostly offset by higher contribution from gold.

South Africa and Tanzania

•	At the South Deep mine, Placer Dome’s share of production for 2003 was 220,371 ounces, the highest total since Placer Dome entered the joint venture. This 13% increase over the prior year was due to increased throughput and higher grades. Unit cash and total production costs increased by 48% and 42%, respectively, due to a 40% appreciation in the average exchange rate of the rand for the U.S. dollar and higher energy and consumable costs partially offset by increased production. See the Risks and Uncertainties section for an update on the status of the proposed Mineral and Petroleum Resources Development Act and associated legislation.

During the year, work continued on the South Deep Twin Shaft project which is now entering the final stages of development. Earlier expectations for completion had not made adequate time allowances for the installation of precision engineered suspended steel towers in the lower sections of the main shaft. Engineering evaluations of the time to completion are ongoing, and, given recent technical assessments of the installation tolerances for the remaining steel columns, and recent tower installation experience, the joint venture has decided to provide more time for installation and testing to ensure long term shaft performance objectives will be achieved. Accordingly, the estimated commissioning timeframe of the main shaft, previously targeted for late 2003, with full operation by 2004, has now been revised to late 2004. This decision is not expected to result in significant additional capital costs, but will cause a delay in realizing the cost efficiencies related to the ramp-up of operations.

Mineral resource and reserve estimates for South Deep as at December 31, 2003 are based on estimates as at December 31, 2000, depleted for production in 2001, 2002 and 2003. The December 31, 2000 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce and an average long-term rand to U.S. dollar exchange rate of 7:1. The geological modeling has been refined since the creation of the disclosed mineral reserves and mineral resources to better reflect the layered, discrete zones of mineralization becoming apparent in the deposit. Although a review of an updated mineral resource estimate is still being carried out by the joint venture, initial indications are that there will be a reduction in the mineral resource primarily in tonnage, and hence in the contained ounce base, compared to the currently disclosed mineral resource at a similar cut-off grade. A mineral reserve estimate will be completed on this mineral resource model. A review and update of the South Deep life of mine plan is currently under way by the joint venture, taking into account technical issues specific to the South Deep operation as well as current and anticipated costs of operating in the South African environment, including the strength of the rand, proposed royalties and social costs imposed by pending minerals legislation. It is anticipated that the completion of the above processes will result in a reduction in the contained mineral reserve ounces. Revised mineral reserve and mineral resource estimates will be announced once the work is completed and reviewed by the joint venture participants, which is anticipated in the second half of 2004. The work currently being carried out with respect to the South Deep life of mine plan will result in revised production and cost guidance being issued.

On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by joint venture management to determine the extent of the damage is currently in process.

In 2004, Placer Dome’s share of gold production is expected to be approximately 248,000 ounces, a 13% increase over 2003 due to higher throughput, partially offset by lower grades. Unit cash costs are expected to increase by approximately 6% in 2004 from 2003 due to anticipated continued strength of the rand, partially offset by higher production levels.

•	On July 23, 2003, Placer Dome completed the acquisition of the North Mara open pit gold mine in Northern Tanzania (see Strategic Review section) accordingly, the results of operations of the North Mara mine have been included from that date forward. In the five months since acquisition, the mine has produced 89,525 ounces at cash and total costs per ounce of $225 and $301, respectively. An expansion of the site’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum is under way at an estimated cost of $25 million. The expansion is scheduled for completion in the fourth quarter of 2004. Gold production in 2004 is expected to be approximately 215,000 ounces at cash and total costs per ounce of $240 and $300, respectively.

Chile

•	At the Zaldívar mine, copper production for 2003 was 332 million pounds (150,500 tonnes), in line with the prior year. Cash and total costs per pound during the year were $0.51 and $0.66, an increase of 13% and 12%, respectively over the prior year period, due to higher fuel costs and acid consumption along with unplanned maintenance costs and the strengthening of the Chilean peso. In 2004, production is targeted at 315 million pounds (142,900 tonnes), 5% lower than 2003 due primarily to lower recoveries as a result of a planned higher percentage of slower leaching sulphide ore. Cash costs are expected to decrease to $0.50 per pound, reflecting lower acid and parts consumption, partially offset by lower production.

2002 compared with 2001

Mine operating earnings were $324 million in 2002, 4% lower than 2001 due to lower contributions from copper, partially offset by increased contribution from gold.

Gold operating earnings increased by 2% in 2002 to $282 million compared with 2001. Gold sales revenue was $916 million in 2002 compared with $927 million in the prior year, reflecting a 6% decline in sales volume and a $16 per ounce increase in the average realized price. Consolidated gold production decreased by 1% from 2001 levels due to the closure of the Kidston mine in 2001, reduced production from Golden Sunlight as it approached the end of its then mine life, lower production due to lower grades at Cortez, and a lower share of production from the Dome mine due to the formation of the Porcupine Joint Venture. This was mostly offset by the AurionGold acquisition and increased production at a number of operations, most notably at Granny Smith due to commencement of production at the higher grade Wallaby deposit in the fourth quarter of 2001, and at Bald Mountain as a result of increased heap leach recoveries. Placer Dome’s share of cash and total production costs per ounce for the year were $178 and $231, respectively, compared with $175 and $231, respectively, in 2001.

Copper operating earnings of $53 million in 2002 were 23% lower than 2001 due primarily to a 4% lower realized price per pound. Copper sales revenue was $289 million compared with $291 million in 2001, reflecting the decrease in the average realized price, partially offset by a 3% increase in sales volume. Consolidated copper production was 427.5 million pounds (193,955 tonnes), up marginally from the previous year due to higher production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.45 and $0.58, respectively, compared with $0.45 and $0.58, respectively, in 2001. The higher costs experienced at the Zaldívar mine were offset by lower costs at the Osborne mine.

4. REVIEW OF FINANCIAL RESULTS

General and Administrative Expenses

General and administrative expenses were $51 million in 2003, $40 million in 2002 and $41 million in 2001. The increase in 2003 was primarily due to the weakening of the U.S. dollar and the costs associated with the integration of the AurionGold and East African Gold operations.

Exploration Expense

	2003	2002	2001
	$	$	$

Minesites	53	28	20
Other projects	23	24	24

	76	52	44

Minesite exploration, where the probability of success and benefit is highest, increased to $53 million in 2003 compared with $28 million and $20 million in 2002 and 2001, respectively. The increase was due in part to Placer Dome’s strategic focus on increasing the percentage of exploration dollars spent at existing minesites. The increase in 2003 related to activity at the Campbell, Cortez, Kalgoorlie West, Musselwhite and North Mara sites.

Resource Development, Technology and Other Expenses

	2003	2002	2001
	$	$	$

Turquoise Ridge development and holding costs	6	15	30
Pueblo Viejo development study	9	3	3
Donlin Creek development study	6	—	—
Cerro Casale feasibility and holding costs	1	1	1
Other	1	—	2

Total Resource Development and Holding Costs	23	19	36
Amortization of mineral rights acquired	10	—	—
Technology	10	7	7
Equity Silver reclamation	2	12	1
Gold marketing	6	7	6
Other	13	10	6

	64	55	56

Development and holding costs for Turquoise Ridge (formerly Getchell) relate to ongoing site costs subsequent to the suspension of Getchell’s mining operations and standby costs as Turquoise Ridge ramps up. Technology expenditures relate to the research and development of improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. Reclamation costs for Equity Silver in 2002 relate to an accrual for additional capital expenditures to upgrade water treatment facilities. Other includes expenditures on Placer Dome’s enterprise-wide business process improvements initiative, corporate development costs, partially offset by a reduction of $9 million to the fair value of the Turquoise Ridge SFAS 143 accrual.

Write-downs of Mining Interests

Annually, or more frequently as circumstances require, Placer Dome performs property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to estimated fair value is recorded.

Mine asset impairment analyses were performed using a long-term gold price of $350 per ounce in 2003, $300 per ounce in 2002 and $275 per ounce in 2001. In 2003 and 2002, no write-downs were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell mine and $8 million for the Bald Mountain mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis at then current gold prices failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million, primarily for property, plant and equipment, and accruals of $24 million for reclamation and closure obligations.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the ore, the efficiency of the gold recovery, and the ultimate costs to extract and process the ore. Should the gold price fall below the $350 per ounce level over the longer-term, or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Derivative Gains (Losses)

	2003	2002	2001
	$	$	$

Realized non-hedge derivative gains (losses)
Currencies	7	(8)	(18)
Metals	(5)	—	—
Unrealized non-hedge derivative gains (losses)
Currencies	32	24	(15)
Metals	12	(13)	4

	46	3	(29)

In 2003, Placer Dome realized gains on currency derivatives, primarily on option contracts relating to the Australian dollar. The unrealized non-hedge derivative gains (losses) relate to the change in mark-to-market values of certain foreign currency forward and option contracts and certain metals option contracts which do not meet the exemption under SFAS 133 or SFAS 138. In 2002, some of these contracts were acquired as part of the AurionGold acquisition. The cumulative gain in 2003 reflected a strengthening of the Australian dollar relative to the U.S. dollar during the year, partially offset by an increasing gold price.

Investment and Other Business Income (Losses)

	2003	2002	2001
	$	$	$

Foreign exchange losses	(24)	(2)	(4)
Interest income	6	10	16
Interest income on sale of water rights	6	6	6
Loss on redemption of preferred securities	(5)	—	—
Gains on sales of investments and assets	—	9	2
Dividend income	—	5	—
Cumulative translation adjustment recognized on the closure of Kidston	—	—	21
Other	14	11	1

	(3)	39	42

The 2003 foreign exchange losses were due to the impact of the weakening of the U.S. dollar on net monetary liabilities denominated in other currencies. Interest income in 2003 was $4 million lower than the prior year due to lower short-term interest rates and average cash and investment balances. The decline in interest income in 2002 was due to lower short-term interest rates, partially offset by higher cash and investment balances throughout 2002. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. In the third quarter of 2002, Placer Dome recorded dividend income of $5 million from its investment in AurionGold. After the acquisition of control of AurionGold in the fourth quarter, the operations were consolidated. In the third quarter of 2001, with the shut-down of the Kidston mine, Placer Dome realized a gain of $21 million on the cumulative translation adjustment on its investment, the amount of which was previously recognized in accumulated other comprehensive income. The $14 million of other income in 2003 included insurance recoveries, the receipt of an award from a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

Interest and Financing Expense

Interest and financing costs were $72 million in 2003, compared with $72 million in 2002 and $76 million in 2001. Of these amounts, $7 million were capitalized in 2003, $6 million in 2002 and $6 million in 2001 in connection with construction projects. The lower level of interest and financing expenses in 2003 reflected the debt repayments made in all three years, partially offset by the impact of the additional debt raised in 2003.

Other Items Affecting Earnings

The effective tax rates were (23)% in 2003, 22% in 2002 and 22% in 2001 (see note 8(c) to the consolidated financial statements for further information). Tax rates over the last three years have declined due in part to tax rate reductions in a number of jurisdictions where Placer Dome’s operations are located. Income and resource tax recoveries during 2003 were largely due to the recognition, in the second and fourth quarters, of a $111 million non-cash asset for previously unrecorded tax benefits related to Placer Dome’s U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. This reflects a more positive outlook for the U.S. operations including an improved gold price environment. The impact of the above asset recognition was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

Equity in earnings (loss) of associates, which primarily relates to Placer Dome’s 50% interest in the La Coipa mine, was a gain of $7 million in 2003, compared with a gain of $5 million in 2002 and a loss of $1 million in 2001.

Net earnings in 2003 included the effect of the adoption of a new standard (SFAS 143 ‘Accounting for Asset Retirement Obligations’) relating to accounting for post-mining related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred (see note 2(a) to the financial statements for more details). The cumulative effect of this change was a non-cash reduction in 2003 net earnings on a pre-tax and after-tax basis by $23 million and $17 million, respectively. The application of this new standard is expected to increase the volatility of mine operating earnings. Net earnings for 2002 included a non-cash charge of $8 million (pre- and after-tax) as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

Taxation

Placer Dome’s profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2004 effective tax rates based on tax laws enacted as at December 31, 2003 for mining earnings in the principal jurisdictions in which operations are located. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the effective overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

							Effective
				Mining		With-	overall tax
				tax or		holding	rate to
	Income tax			royalty		tax	Placer Dome

Canada
- Ontario	31.0%	(i	)	8.5%	(ii)	—	39.5%
United States
- Montana	39.4%	(iii)		1.0%		5.0%	42.4%	(iii)
- Nevada	35.0%	(iii)		5.0%		5.0%	38.3%	(iii)
Australia
- Queensland	30.0%			2.2%	(iv)	—	30.0%	(v	)
- Western Australia	30.0%			2.5%	(vi)	—	30.0%	(v	)
- Tasmania	30.0%			5%	(vii)	—	30.0%	(v	)
Papua New Guinea	30.0%			2.0%	(viii)	10.0%	37.0%	(v	)
Chile	17.0%			—		18.0%	35.0%	(ix)
South Africa	38.0%	(x	)	—		—	38.0%
Tanzania	30.0%			3.0%		10.0%	37.0%	(xi)

(i)	The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the Ontario provincial rate, reduced by the resource allowance and manufacturing and processing credit. Legislation to reform the Canadian federal income taxation of resource income passed into law on November 7, 2003. The new law reduces the federal corporate income tax rate for resource income to 26% effective January 1, 2004, and will be further reduced to 25% for 2005, 23% for 2006, and 21% for 2007. The resource allowance deduction will be phased out, with 75% deductibility in 2004, 65% in 2005, 35% in 2006, and eliminated in 2007. The new law further provides a phase in for the deductibility of provincial royalties and mining taxes, the impact of which have not been factored into determining the effective federal income tax rate. Ontario legislation passed into law on December 18, 2003 increases the Ontario income tax rate for manufacturing and processing income to 12% effective January 1, 2004.

(ii)	The effective Ontario mining tax rate includes the processing allowance. The statutory mining tax rate was reduced to 10% effective January 1, 2004.

(iii)	The effective income tax rate for U.S. operations is the proportion of taxable income apportionable to particular states. Income is principally earned in Montana and Nevada. The effective rate for Nevada and Montana does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. Nevada imposes no corporate income tax.

(iv)	Royalty on revenue received, less an allowance for freight and insurance. The royalty rate varies based on gold and copper prices and the U.S. to Australian dollar exchange rate.

(v)	The effective tax rate excludes the royalty that is imposed on metal sold.

(vi)	Royalty on gross invoice value, less an allowance for packaging and transport. A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged on gold produced in that particular quarter is 1.25%.

(vii)	The Henty mine is subject to a royalty based upon a percentage of net sales and profit, payable to a maximum of 5% of net sales, and entitled to a 10% rebate for producing dore.

(viii)	Gross sales tax on metal sold. The 2% is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax (“VAT”) purposes and to compensate the government for the loss of customs duty revenue. The levy was reduced to 3% effective January 1, 2002, and was to be further reduced and completely phased out by 2005. However, the 2003 National Budget announced the phase out was cancelled and the 3% levy to remain.

(ix)	The First Category Tax increased to 17% for 2004 and thereafter. The Second Category Tax is withheld upon the repatriation of earnings from Chile, and decreased to 18% effective January 1, 2004 for profits earned in 2004 and thereafter. The net effect of these changes continues to provide an overall effective tax burden of 35%.

(x)	Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax (“STC”) and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep Mine. The rate was re-calculated in 2002, using current data and economic assumptions.

(xi)	Mining activity in Tanzania is covered by a Mining Development Agreement with the Tanzania Government, fixing the income tax rate, royalty tax rate, and dividend withholding tax rate applicable to mining profits in Tanzania.

Application of Critical Accounting Policies

Placer Dome’s accounting policies are described in note 1 to the Consolidated Financial Statements. Set out below is a discussion of the application of Placer Dome’s critical accounting policies that require the Corporation to make assumptions about matters that are uncertain at the time the accounting estimate is made, and where different estimates that could reasonably have been used in the current period — or changes in the accounting estimate that are reasonably likely to occur from period to period — would have a material impact on Placer Dome’s financial statements. The following accounting policies have been identified as critical:

•	carrying value of goodwill;

•	carrying value of operating mines and development and exploration properties;

•	depreciation, depletion and amortization;

•	financial instruments;

•	reclamation and remediation obligations;

•	deferred income and resource tax assets;

•	contingencies, and

•	stock options.

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in this Management’s Discussion and Analysis.

The Emerging Issues Task Force of the U.S. Financial Accounting Standards Board (“FASB”) has as part of its agenda a review of a broad range of accounting policies relating to the mining industry.

Carrying Value of Goodwill

At December 31, 2003, the carrying value of Placer Dome’s goodwill was $515 million. As described in notes 3(b) and (c) to the Consolidated Financial Statements, this goodwill arose out of the acquisitions of AurionGold in 2002 and East African Gold in 2003, and it represents the excess of the aggregate purchase price over the fair value of identifiable net assets of AurionGold and East African Gold. The fair value of the identifiable net assets and the resultant allocation to specific assets and liabilities was determined based on the results of independent third party valuations primarily based on estimated discounted cash flows and depreciated replacement costs. Such goodwill was assigned to acquired reporting units in a reasonable, supportable and consistent manner. With the finalization of the AurionGold purchase price allocation in 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. The key factors that give rise to the changes are increased mine operating and capital costs together with an increase in understanding of the acquired resources base resulting in lower confidence of conversion of 2002 reported mineral resources to mineral reserves for Kalgoorlie West.

The Corporation views this goodwill as representing a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. The independent valuations assumed production of 14.3 million and 5.7 million ounces of gold allocated to specific assets, respectively in the AurionGold and East African Gold acquisitions. In attempting to realize production at and beyond these levels, the Corporation will have to make expenditures on exploration and resource development which may be significant. Subject to any significant adverse change in the Corporation’s long-term view of gold prices and foreign exchange rates, the Corporation has both the ability and intent to provide funding for this work. The fair value of the assets acquired in the two transactions was based on the Corporation’s assessment of the long-term price of gold as of the acquisitions dates, $300 (and a long-term average Australian to U.S. dollar exchange rate of $0.55) for the AurionGold transaction and $325 for the East African Gold transaction. As such, a portion of the goodwill represents the expectation that the Corporation will receive future revenues per ounce from production from the acquired interests in excess of these prices.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Corporation compares the fair value of its reporting units to their carrying amounts. In line with its views as to what the goodwill from the above transactions represents, in determining the fair value of the reporting units the Corporation uses a combination of its internally prepared net asset values for the specific reporting units with goodwill and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of a reporting unit was to exceed its fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any excess would be written down. Assumptions underlying these fair value estimates are subject to risks and uncertainties including, but not limited to, the current and future market prices of gold, foreign exchange rates, discount rates, tax rates, operating costs, capital expenditures and mineral reserve discovery quantities and timelines.

Carrying Value of Operating Mines and Development and Exploration Properties

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineral reserves), the Corporation undertakes reviews to evaluate the carrying values of operating mines and development and exploration properties (these make up the Deferred stripping, Purchased undeveloped mineral interests and Property, plant and equipment lines of the Corporation’s Consolidated Balance Sheet). Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using management’s best estimates of future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation’s estimates of future cash flows are subject to various risks and uncertainties. These include the factors discussed below under Depreciation, Depletion and Amortization relating to forecasted production levels from mineral reserves and the fact that additional reserve identification, commodity prices, operating and capital costs and reclamation expenditures could differ from the assumptions in the cash flow models used to assess potential impairment. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in operating mines and development and exploration properties.

Depreciation, depletion and amortization

Costs incurred to develop or significantly expand a mine are capitalized as incurred, where it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). At the Corporation’s open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. At the Corporation’s underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development. Expenditures for new facilities and expenditures that extend the useful lives of existing facilities are capitalized as incurred. All of these costs are depreciated or amortized using the units of production (“UOP”) method where the mine operating plan calls for production from well-defined mineral reserves. Where the ultimate amount of mineral reserves are not determinable because ore bearing structures are open at depth or laterally, the straight-line method is applied over the estimated life of the asset. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset which does not exceed the estimated mine life based on proven and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the UOP rate of amortization, and therefore the annual depreciation / amortization charge to operations, could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include (i) an expansion of proven and probable mineral reserves through exploration activities; (ii) the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold can be recovered from the mineral reserves; (iii) differences between actual commodity prices and commodity prices assumptions used in the estimation of mineral reserves; (iv) unforeseen operational issues at mine sites, and (v) increases in capital, operating mining, processing and reclamation costs could adversely affect the economic viability of mineral reserves. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable mineral reserves.

The expected useful lives used in depreciation, depletion and amortization calculations are determined based on applicable facts and circumstances, as described above and in note 1 to the Consolidated Financial Statements. Judgment is involved in the determination of useful lives, and no assurance can be given that actual useful lives will not differ significantly from the useful lives assumed for purposes of depreciation, depletion and amortization calculations.

Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. The charge to cost of sales for the amortization of deferred stripping costs could differ materially between reporting periods to the extent that there were material changes to proven and probable mineral reserves as discussed above. In addition, to the extent that the average ratio of tonnes of rock required to be removed for each ounce of gold or pound of copper or mining costs differ materially from that which was estimated in the stripping ratio, the actual amortization charged to cost of sales could differ materially between reporting periods.

Intangible assets related to Purchased undeveloped mineral interests represent mineral use rights for parcels of land. The value of such intangible assets is primarily driven by the nature and amount of mineable ore believed to be contained, or potentially contained, in such properties. The amount capitalized related to a mineral interest represents its fair value, based on estimated discounted cash flows, at the time it was acquired, either as an individual asset or as a part of a business combination. The straight-line amortization of the Corporation’s exploration stage mineral interests is calculated after deducting applicable residual values. At December 31, 2003, the total book value and total residual value of these exploration properties were $429 million and $289 million, respectively. The residual values range from 67% to 90% of the gross carrying value of the respective exploration stage mineral interests. Residual values are determined for each individual property based on the fair value of the exploration stage mineral interest, and the nature of, and the Corporation’s relative confidence in, the mineralized material believed to be contained, or potentially contained, in the underlying property. Such values are based on discounted cash flow analyses for those properties. Significant judgment is involved in the determination of residual values, and no assurance can be given that actual values will not differ significantly from estimated residual values.

Financial Instruments

All financial instruments that meet the definition of a derivative are recorded on the balance sheet at fair market value. The Corporation has elected to treat contracts that qualify for the normal sales exemption as being exempt from SFAS 133 and therefore, aside from the liability recorded for the fair value of the AurionGold and East African Gold precious metal hedge books on their acquisition date, has not recorded them on its balance sheet at fair value. Changes in the fair market value of derivatives recorded on the balance sheet are recorded in the consolidated statements of earnings (loss), except for the effective portion of the change in fair market value of derivatives that are designated as cash flow hedges and qualify for cash flow hedge accounting. For more information on the mark-to-market of the Corporation’s commodity and foreign currency contracts see the Financial Condition and Liquidity section of this Management’s Discussion and Analysis.

Reclamation and Remediation Obligations

The Corporation’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive. The Corporation recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $268 million undiscounted future value estimated by Placer Dome at December 31, 2003. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Corporation.

Deferred Income and Resource Tax Assets

The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized (see note 8(e) of the Consolidated Financial Statements). Assessing the recoverability of deferred income and resource tax assets requires the Corporation to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Refer above under Carrying Value of Operating Mines and Development Properties for a discussion of factors which could cause cash flows to differ from estimates. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Corporation to realize the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Corporation operates could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets recorded at the balance sheet date.

Contingencies

The Corporation records an estimated loss for a loss contingency when available information indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Note 18 of the Consolidated Financial Statements describes the more material contingencies facing the Corporation. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingent liabilities inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Corporation records liabilities for known tax contingencies when, in the judgment of the Corporation, its is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities the Corporation has recorded due to the complex nature of tax legislation.

As described in note 18(g) of the Consolidated Financial Statements, the Corporation is appealing a reassessment of Ontario mining taxes. The Corporation has been reassessed with respect to Ontario mining taxes for the years 1995 through 1999. Should the Corporation lose the appeal, the total tax and interest payable would be approximately $77 million of which the Corporation has paid $39 million to date.

Stock Options

The Corporation has chosen to follow the disclosure-only provisions of SFAS No. 123 for stock options granted to employees and directors. Note 16(c) of the Consolidated Financial Statements details the impact on the Corporation’s earnings (loss) if an expense had been recorded for the fair value of the compensation cost relating to stock options granted to employees and directors.

Recent Accounting Pronouncements

In December 2003, FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”). FIN 46R requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. FIN 46R is effective for the first reporting period that ends after March 15, 2004. Placer Dome is currently evaluating the impact of FIN 46R.

Consistent with common practices in extractive industries, the Corporation has historically classified mineral lease rights in the same manner as property, plant and equipment on its balance sheet. The Corporation, and others in extractive industries have historically taken the position that rights under long-term mineral leases are the functional equivalent of ownership of the underlying minerals because the lessee has the exclusive right to extract the minerals during the term of the lease. At its March 2004 meeting, the Emerging Issues Task Force (“EITF”) of FASB is expected to discuss Issue 03-0, “Whether Mineral Rights are Tangible or Intangible Assets.” Depending on the EITF’s resolution of this issue, the Corporation may be required to change the classification of its mineral lease rights.

The EITF also has as part of its overall agenda a review of a broad range of accounting policies relating to the mining industry.

Canadian GAAP

Disclosure of the differences between accounting principles and practices generally accepted in the U.S. and those generally accepted in Canada (“Canadian basis”) is included in note 20(d) to the consolidated financial statements. Had the consolidated financial statements been prepared on the Canadian basis, the Corporation would have reported net earnings of $212 million ($0.49 per share) in 2003 compared with net earnings of $119 million ($0.30 per share) in 2002 and a loss of $188 million ($0.62 per share) in 2001.

5.     FINANCIAL CONDITION AND LIQUIDITY

Cash From Operations

Cash flow from operations was $329 million in 2003 compared with $320 million and $340 million in 2002 and 2001, respectively. Excluding the impact of non-cash working capital, cash flow from operations was $353 million in 2003, $335 million in 2002 and $316 million in 2001. The increase of 5% from 2002 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

Investing Activities

Total funds invested in property, plant and equipment, excluding deferred stripping, over the last three years are detailed below.

	2003	2002	2001
	$	$	$

South Deep development	63	45	51
Zaldivar processing enhancements and development	23	10	42
Turquoise Ridge / Getchell development	22	—	14
Kalgoorlie West development and equipment enhancement	18	5	—
Campbell DC zone development	9	—	—
Wallaby development	2	7	34
Cortez heap leach pad expansion	—	13	3
Other new mines	20	3	—
Other	56	44	48

	213	127	192

Development at South Deep primarily related to the main shaft and underground development. In 2002, investing activities included a net $47 million cash expenditure on the AurionGold acquisition ($76 million of acquisition costs, offset by $29 million in cash in AurionGold upon acquisition).

Financing Activities

Consolidated current and long-term debt balances at December 31, 2003, were $1,189 million, compared with $947 million at December 31, 2002. Significant financing activities include:

	2003	2002	2001
Cash (outflow) inflow from financing activity	$	$	$

Preferred Securities, 8.625% due in 2045	(185)	—	—
Unsecured bonds, 7.125% due in 2003	(200)	—	—
AurionGold debt, unsecured	(139)	—	—
Dividends	(44)	(46)	(38)
Other	(11)	(39)	(34)
Common shares	31	23	11
Unsecured bonds, 6.375% due in 2033	200	—	—
Unsecured bonds, 6.45% due in 2035	300	—	—
Senior convertible debentures, 2.75% due in 2023	230	—	—
Issue costs re Unsecured bond and Senior convertible debenture financings	(15)
Non-recourse debt assumed in East African Gold acquisition	43	—	—
Unsecured debt assumed in AurionGold acquisition	—	137	—

	210	75	(61)

Placer Dome’s contractual obligations at December 31, 2003 including payments due for each of the periods indicated are summarized as follows:

	Payments
	due in

	2004	2005	2006	2007	2008	2009+	Total
	$	$	$	$	$	$	$

Contractual Obligations
Long-term debt	7	52	43	109	1	971	1,183
Capital leases	3	1	1	2	—	—	7
Operating leases	6	4	1	1	—	—	12
Purchase obligations	2	2	1		—	—	5
Supplies inventory and consumables	3	—	—	—	—	—	3
Capital expenditures	30	—	—	—	—	—	30
Other long-term obligations	4	—	—	—	—	1	5

Total	55	59	46	112	1	972	1,245

For information on Placer Dome’s long-term debt and capital lease obligations see note 14 to the Consolidated Financial Statements. The Corporation believes it has the ability to generate sufficient amounts of cash from operations, in the short and long term, to repay its obligations and maintain planned production. The Corporation believes it will be able to raise capital as needed in capital markets in the future as opportunities for expansion arise.

Placer Dome’s cash flows are expected to be impacted by variations in the spot price of gold and copper, grade, throughput and the cost of production in local currencies and by variations in foreign exchange rates in relation to the U.S. dollar, particularly with the respect to the Australian and Canadian dollars and the South African rand. For information concerning the sensitivity of the Corporation’s mine operating costs to foreign currency exchange rates, see the Outlook section of this MD&A.

Placer Dome’s cash flows are also expected to be impacted by the contracts in its metals sales and foreign exchange programs. See the Forward Sales, Options and Other Commitments and Precious Metals sections below as well as note 17 to the Consolidated Financial Statements for more details on the specific instruments in these programs.

Based on Placer Dome’s production profile for the next five years and proven and probable mineral reserves at December 31, 2003, without considering future additions to or the impact of significant changes in metal prices and estimated capital and operating costs on such mineral reserves, Placer Dome expects that the Corporation’s share of total gold ounces and copper pounds sold in each of the next five years will not be less than 85% of the expected sales of ounces of gold and pounds of copper in 2004. Assuming a constant price for gold and copper over that period, Placer Dome does not expect Cash from operations to be impacted by its production profile by more than 15% over the next five years. The Corporation does not anticipate that reasonably expected variations in gold and copper production alone will influence its ability to pay its debt and other obligations over that period.

At December 31, 2003, Placer Dome was in full compliance with all debt covenants and default provisions (see note 14(d) to the Consolidated Financial Statements).

Cash Resources and Liquidity

At December 31, 2003, Placer Dome had cash and short-term investments of $591 million resulting in working capital of $710 million, compared with $544 million and $291 million, respectively, at the beginning of the year. The increase in working capital is primarily attributable to financing activities including the repayment of current debt during 2003. Of Placer Dome’s cash and short-term investments, $578 million was held by the Corporation and its wholly owned subsidiaries and $13 million by other subsidiaries. At December 31, 2003, Placer Dome also had $781 million of undrawn bank lines of credit available.

At December 31, 2003, Placer Dome has outstanding commitments aggregating approximately $30 million under capital expenditure programs, primarily related to the South Deep and North Mara mines.

Forward Sales, Options and Other Commitments (including off balance sheet arrangements)

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices and foreign currency exchange rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the Corporation’s counterparty agreements.

Specific limits are set as a declining percentage of planned production (or production costs) in each of the next 15 years. These limits are set out in policies approved by the Board of Directors and reviewed not less than annually. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 32% and 45%, and put options represent approximately 48% and 18% of 2004 projected gold and copper production, respectively.

Precious Metals

During 2003, exclusive of the East African Gold committed ounces, Placer Dome reduced the maximum committed ounces under its precious metal sales program by 2.9 million ounces to 9.7 million (excluding the East African Gold committed ounces). Committed ounces were reduced during the year by delivering into hedge contracts, through conversion of existing forward sales to put options (by purchasing offsetting call options), and through early delivery of forward sales. This represents a cumulative decrease in maximum committed ounces of more than 23% for the year. The acquisition of East African Gold in the third quarter added 0.8 million ounces of fixed forward contracts to Placer Dome’s precious metal sales program. Looking forward, Placer Dome expects to reduce its maximum committed ounces to nine million ounces by December 31, 2004 (including the East African Gold committed ounces). This would represent a cumulative decrease in maximum committed ounces of approximately 14% for the year.

At December 31, 2003, Placer Dome had committed a maximum of 10.5 million ounces of gold under its precious metal sales program, or approximately 17% of reported December 31, 2003 mineral reserves, at an average expected realized price of approximately $393 per ounce for delivery over a period of 13 years (see note 17 of the consolidated financial statements for detailed allocations). The maximum committed ounces include 0.75 million ounces assumed as part of the East African Gold transaction.

On December 31, 2003, based on spot prices of $417 per ounce for gold, $5.98 per ounce for silver and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market value of Placer Dome’s precious metal sales program was negative $705 million, a decrease of $605 million from the negative $100 million at the end of 2002 (at the then spot prices of $343 per ounce for gold and $4.67 per ounce for silver and an AUD/USD exchange rate of $1.7649). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on December 31, 2003 under prevailing market conditions without allowance for market illiquidity.

The year-over-year change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$ million

Mark-to-market value at December 31, 2002	(100)
Cash value realized	(18)
Change in spot price	(693)
Accrued contango	159
Change in the Australian dollar to U.S. dollar exchange rate, volatility, interest rates and gold lease rates	18
Inclusion of the East African Gold hedge book, at acquisition date	(71)

Mark-to-market value at December 31, 2003	(705)
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the value of the AurionGold and the East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	195

Net unrealized mark-to-market value at December 31, 2003	(510)

The net unrealized mark-to-market value of negative $510 million reflects the income statement effect Placer Dome would expect to incur had it closed out its contracts on December 31, 2003 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount is the mark-to-market balance of negative $705 million less the remaining amount of the deferred commodity derivative provision of $195 million recorded on Placer Dome’s balance sheet at December 31, 2003 that is primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates that Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs (see note 17 of the consolidated financial statements for detailed allocations), the mark-to-market of forward and option contracts on December 31, 2003, was negative $25 million (based on a spot copper price of $1.053 per pound) and positive $45 million (based on an Australian to U.S. dollar foreign exchange rate of 1.3319), respectively.

6. MARKETS

The price of gold averaged $363 per ounce for 2003, its best annual performance since 1996. On average, the gold price was $53 per ounce, or 17% higher than in 2002.

In the fourth quarter gold rallied to a high of $418 per ounce, with a closing London AM fix of $417. The average spot price for the fourth quarter was $391 per ounce. The trend in the gold market for 2003 was marked by increased volatility primarily due to increased investment demand. The key factors affecting the gold market included weakness in the US dollar, increased investment demand, a decrease in physical off-take and continued reductions of hedge positions by producers.

The weakening of the US dollar was the primary reason for increased speculator and investor interest in gold. During 2003, the U.S. dollar price of gold appreciated by 21% while the Euro increased in value by 22% relative to the U.S. dollar. The change in value relative to December 31, 2003, in percentage terms, of the closing gold price and currency exchange rates most affecting the Company’s operations are noted below.

Appreciation (Depreciation) vs. US dollar (in percentage terms)

	Gold	Canadian dollar	Australian dollar	South African Rand

One month	5%	—%	4%	(5)%
Three months	7%	4%	10%	4%
Six months	20%	5%	11%	11%
Nine months	24%	12%	20%	15%
Twelve months	21%	18%	24%	22%

Speculator interest during 2003 was also enhanced by political uncertainty and tensions in the Middle East.

Investor interest in gold continued to increase during 2003. The chart below shows the net fund position on Comex during 2003. During the year, both open interest and the net fund position reached all-time high levels. In addition to speculative interest on Comex and on Tocom, two gold-backed securities (GBS) were developed and began trading during the year, one on the Australian Stock Exchange and the other on the London Stock Exchange.

The GBS is an initiative of the World Gold Council. It offers investors easy access to the gold market in a manner that is innovative, cost effective, secure and transparent. Investors in GBS become beneficial owners of gold backing each security. This securitization of gold bullion overcomes a number of issues that have proved to be barriers to accessing gold’s unique qualities. On November 24, 2003, a Form S-1 registration statement was filed with the SEC to launch an Equity Gold Trust. The filing was sponsored by World Gold Trust Services, LLC, a Delaware limited liability company wholly-owned by the World Gold Council.

The increase in investor demand was partially offset by a decrease in physical off-take and lower year-on-year hedge reductions by producers.

GFMS, a precious metals consultancy, has estimated that fabrication demand fell by 5% during 2003, primarily due to a 7% drop in jewellery demand. The decrease was due to higher gold prices, political uncertainty and tensions in the Arabian Middle East and lower exports from Europe, notably Italy.

Producer hedge commitments continued to decline during 2003. This marked the fourth year that aggregate committed ounces have decreased. GFMS has estimated that reduction in hedge commitments accounted for 310 tonnes of gold demand in 2003, a decline of 25% from 2002. This decline reflects the impact of the higher gold price, which has made it more expensive for producers to close out hedge positions.

On the supply side, mine production for 2003 was just slightly more than that in 2002. However, scrap sales have continued to increase making up almost a quarter of the supply of gold to the gold market in 2003.

Central bank sales totalled 591 tonnes in 2003, their highest level since 1992. Most of the sales came from signatories to the Central Bank Gold Agreement. The agreement expires at the end of September 2004. Under the agreement, central bank gold sales have averaged 400 tonnes per annum over the past four years. The consensus opinion based on statements by European central bank officials is that the agreement will be renewed. It is unclear as to what, if any, changes will be made to the agreement in terms of the annual sales limits and the limits regarding the lending of gold.

Copper

The three-month copper price range traded between $1,550 per tonne (70.3 cents per pound) and $1,750 per tonne (79.4 cents per pound) for the first half of 2003. Late summer saw the price improve modestly until mid-October when $1,800 per tonne (81.6 cents per pound) was crossed. This price action coincided with the first of many supply disruption announcements. Other than a slight pull-back in November, the copper price has continued to increase, closing out the year at $2,301 per tonne (104.4 cents per pound).

The principal themes supporting the stronger price revolve around China, supply disruptions and hedge/speculative funds. The fundamentals were supported by China as it has continued to support the market with its purchases and consumption of copper to fuel its rapidly expanding infrastructure. As well, supply disruptions at Grasberg and at other operations have helped explain the sharp decline in inventory levels. The hedge/speculative community has been heavily involved in the futures activity, especially in the second half of the year. These funds have participated as buyers in anticipation of a global economic turnaround that has yet to fully take effect.

7.     RISKS AND UNCERTAINTIES

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

Risks related to the mining industry generally

Metal price volatility

The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices which fluctuate widely and are affected by numerous factors beyond Placer Dome’s control. Factors tending to affect the price of gold include:

•	governments’ sale or lending of gold bullion, and perceptions of their future intentions;

•	the relative strength of the U.S. dollar against other fiat currencies;

•	government monetary and fiscal policies;

•	expectations of the future rate of global monetary inflation and interest rates;

•	general economic conditions and the perception of risk in capital markets;

•	political conditions including the threat of terrorism or war, and restrictions on the acquisition and holding of gold;

•	speculative trading;

•	investment demand for gold;

•	demand for gold for use in jewellery and fabrication, and

•	supply of gold from production, disinvestment and scrap recycling.

Factors tending to affect the price of copper include:

•	global production and inventory stocks;

•	general economic conditions;

•	industrial demand;

•	speculative trading, and

•	the relative strength of the U.S. dollar against other fiat currencies.

The effects of these factors, individually or in aggregate, on the prices of gold and/or copper is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect the market value of Placer Dome’s metals inventory, Placer Dome’s financial performance or results of operations. Further, if the market price of gold and/or copper falls, profitability and cash flow will suffer and Placer Dome may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low gold and/or copper prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; and (4) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

The revenues and profitability of Placer Dome also could be affected, to a lesser extent than by the prices of gold and copper, by the price of silver.

Placer Dome needs to continually obtain additional mineral reserves for gold production

Placer Dome must continually replace mineral reserves that are depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies or locating new deposits in order to maintain and help grow Placer Dome’s production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of Placer Dome may decline if mineral reserves are mined without adequate replacement.

Uncertainty of mineral reserve and mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic;

•	increases in operating mining costs and processing costs could adversely affect mineral reserves, and

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome’s profitability.

Increased costs could affect profitability

The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services (for example, electricity and fuel) and the exchange rate of the U.S. dollar against currencies of countries where mining operations are located.

Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold and copper are sold throughout the world based principally on the U.S. dollar price, but a significant portion of Placer Dome’s operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the costs of gold and copper production in U.S. dollar terms at mines located outside the U.S. Conversely, a depreciation of non-U.S. dollar currencies usually decreases the cost of production in U.S. dollar terms in these countries.

Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into forward sale contracts. There can be no assurance that Placer Dome will continue these forward selling techniques.

Mining risks

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, seismic activity, cave-ins, flooding, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental and health and safety risks

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

Placer Dome could also be held responsible for the costs of addressing contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such laws or in the environmental conditions at Placer Dome’s mines could have a material adverse effect on Placer Dome’s financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.

As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated that for reclamation of existing disturbance that the undiscounted future value of its share of these costs to be $268 million as at December 31, 2003, and has accrued the fair value amount of this amount ($198 million) on its balance sheet. For information concerning long-term reclamation provisioning, see notes 2(a) and 18(a) and (b) of our 2003 Consolidated Financial Statements.

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

Risks related to Placer Dome’s operations

In addition to the risks related to the gold mining industry generally, Placer Dome’s operations are also subject to the following risks specific to it:

Political and country risk

Placer Dome conducts operations in a number of countries, namely Australia, Canada, Chile, Dominican Republic, Papua New Guinea, South Africa, Tanzania and the U.S. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however Placer Dome currently has global political risk insurance (up to a maximum limit of $530 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries. This policy consists of various participants with varying degrees of tenure up to 5 years. The first renewals will commence in October 2006.

Exploration, development and production activities are potentially subject to political, economic and other risks, including:

•	cancellation or renegotiation of contracts;

•	changes in foreign laws or regulations;

•	changes in tax laws;

•	royalty and tax increases or claims by governmental entities;

•	retroactive tax or royalty claims;

•	expropriation or nationalization of property;

•	inflation of costs that is not compensated by a currency devaluation;

•	foreign exchange controls;

•	restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the sale of gold offshore in U.S. dollars;

•	restrictions on the remittance of dividend and interest payments offshore;

•	restrictions on the ability of a foreign company to have management control of a mining operation;

•	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign entity must subsidize;

•	environmental controls and permitting;

•	government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

•	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism, and

•	other risks arising out of foreign sovereignty over the areas in which Placer Dome’s operations are conducted.

Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa, Tanzania and Papua New Guinea.

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

In relation to South Africa and Tanzania, a number of economic and social issues exist which increase Placer Dome’s political and economic risk. The current South African government is facing economic and political issues (such as employment creation, black economic empowerment and land redistribution), and social issues (such as crime, corruption, poverty and HIV/AIDS), all of which may impact Placer Dome’s South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes in the future to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Placer Dome’s South African operations.

HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues faced in South Africa and Tanzania. Tanzania also suffers from a high incidence of malaria. A portion of Placer Dome’s South African and Tanzanian workforces is believed to be infected by HIV/AIDS. Placer Dome has undertaken a comprehensive HIV/AIDS awareness and prevention program for South Deep mine employees, their families and local communities and is developing a program for North Mara. It is not possible to determine with certainty the costs that Placer Dome may incur in the future in dealing with this issue, however if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.

In relation to Papua New Guinea, the location of the Porgera and Misima gold mines, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election-related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

The Porgera and Misima mines have on a number of occasions experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera and Misima mines may not be able to operate for a period. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera and Misima.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability

Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned above, Placer Dome’s insurance coverage includes the following:

•	property (including boiler and machinery) insurance;

•	directors and officers liability insurance;

•	comprehensive general liability insurance, and

•	marine cargo insurance.

Although these coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk, there is no assurance that the coverage will be sufficient to indemnify Placer Dome in the event of a claim or loss. Also, Placer Dome may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

Occurrences of events for which Placer Dome is not insured may adversely affect its cash flows and overall profitability.

Placer Dome’s business depends on good relations with its employees

Employees at the South Deep, Dome (Porcupine Joint Venture) and Zaldivar mines are unionized. In the past, labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep.

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

Uncertainty of exploration and development programs

Placer Dome’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration and development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives, based on current production rates.

Government regulation and changes in legislation

In the U.S., much of Placer Dome’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. (See note 18(e) of the consolidated financial statements for further information).

On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Minister of Minerals and Energy announced in February 2004 that the Act would be enacted during May 2004.

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

The Act also calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) which sets out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

South Deep is well advanced in meeting the operational Charter targets. Regarding human resources development, approximately 60% of the workforce have successfully completed basic numeracy and literary training; regarding employment equity, 42 % of management are HDSAs, target being 40%, women are currently 3% with a target of 10%; regarding mine community and rural development, the CARE project has won international recognition for the training and developing of South Deep employees who were retrenched in 1999 and continues to lead in the industry improving the lives of the mine community and rural development with 75% of former employees now economically active; regarding housing and living conditions, significant improvements in on-site living conditions and accommodation have been made, including upgrading hostels and eating areas, employing a dietician and environmental health officer, and increasing the living-out allowance, and regarding procurement, the mine has developed a procurement policy that allows for development and increased business to HDSAs.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. If approved in its original form, the draft Bill would provide for a 3% tax-deductible royalty on gold revenues from Placer Dome’s share of production at the South Deep mine. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Bill would provide an opportunity to review the mining industry’s tax dispensation as a whole.

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

Placer Dome will continue to monitor closely the progress of the Act and other relevant legislation and assess their impact on current operations and future development at South Deep.

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

Licenses and permits

The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee Placer Dome will be able to obtain or maintain all necessary licenses and permits (including those for Cortez Hills) as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Acquisitions

Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome’s business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully with those of Placer Dome. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price; the ore body proving to be below expectations; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome’s ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Use of forward sale and derivative instruments

Placer Dome has historically reduced its exposure to gold, copper and silver price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue the forward selling techniques successfully used, or any other forward selling techniques, or, if they are continued, that Placer Dome will be able to achieve in the future realized prices for gold produced in excess of average London PM fix prices as a result of its forward selling activities.

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

8.     NON-GAAP MEASURES

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Unit costs

A reconciliation of Placer Dome’s share of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

(in millions of dollars except production and unit costs) (i)

	For the year ended December 31

	2003				2002

	Gold		Copper		Gold		Copper

	Cost of		Cost of		Cost of		Cost of
	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation

Reported	1,090	267	—	—	698	187	—	—
Copper	(219)	(57)	219	57	(190)	(56)	190	56
Corporate (ii)	(7)	(14)	—	—	(5)	(7)	—	—

Related to precious metals	864	196	219	57	503	124	190	56
Add La Coipa	30	12	—	—	33	12	—	—
Deduct minority interest	(8)	(1)	—	—	(6)	—	—	—
By-product	(5)	—	(12)	—	(4)	—	(11)	—
Reclamation	(14)	14	(2)	2	(12)	12	(1)	1
Inventories	(9)	(2)	7	3	8	1	(3)	(2)
Other (iii)	(12)	(2)	11	—	(17)	1	19	(1)

	846	217	223	62	505	150	194	54

Production reported (i)	3,861	3,861	425,358	425,358	2,823	2,823	427,477	427,477
Less Osborne gold ozs.	(37)	(37)	—	—	(38)	(38)	—	—
Add La Coipa gold equivalent ozs.	55	55	—	—	53	53	—	—

Production base for calculation	3,879	3,879	425,358	425,358	2,838	2,838	427,477	427,477

Unit costs (i)	218	56	0.52	0.15	178	53	0.45	0.13

(i)	Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in thousands of pounds, and unit costs for copper are in $/lb.

(ii)	Corporate depreciation includes the amortization of tax gross-ups (see note 4(b)(ix) to the audited consolidated financial statements).

(iii)	Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

Consolidated Financial Statements

The Corporation’s Consolidated Financial Statements for the year ended December 31, 2003 prepared in accordance with Canadian generally accepted accounting principles, in U.S. dollars, are incorporated by reference into this Annual Information Form are filed with various Canadian regulatory authorities, are available at www.sedar.com. They have also been included with the Corporation’s Management Proxy Circular and Statement.

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

Jay K. Taylor	Rex J. McLennan
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

February 26, 2004
Vancouver, Canada

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss), shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, during 2003, the Corporation changed its policy on accounting for reclamation costs. During 2002, the Corporation changed its policy on accounting for depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs.

On February 26, 2004, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
February 26, 2004	Chartered Accountants

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

	Years ended December 31

	2003	2002	2001
	$	$	$

Sales (note 4)	1,763	1,209	1,223
Cost of sales	1,090	698	705
Depreciation and depletion (note 4(b))	267	187	182

Mine operating earnings (note 4(b))	406	324	336

General and administrative	51	40	41
Exploration	76	52	44
Resource development, technology and other	64	55	56
Write-downs of mining interests (note 5)	—	—	301

Operating earnings (loss)	215	177	(106)

Non-hedge derivative gains (losses) (note 6)	46	3	(29)
Investment and other business income (loss) (note 7)	(3)	39	42
Interest and financing expense (note 14(b))	(65)	(66)	(70)

Earnings (loss) before taxes and other items	193	153	(163)

Income and resource tax recovery (provision) (note 8)	44	(34)	36
Equity in earnings (loss) of associates	7	5	(1)
Minority interests	2	—	(5)

Net earnings (loss) before the cumulative effect of changes in accounting policies	246	124	(133)

Changes in accounting policies (note 2)	(17)	(8)	—

Net earnings (loss)	229	116	(133)

Comprehensive income (loss)	244	114	(153)

Per common share
Net earnings (loss) before the cumulative effect of changes in accounting policies	0.60	0.35	(0.41)
Net earnings (loss)	0.56	0.33	(0.41)
Diluted net earnings (loss)	0.56	0.33	(0.41)
Dividends	0.10	0.10	0.10
Weighted average number of common shares outstanding (millions)
Basic	409.4	349.4	327.9
Diluted	411.3	350.4	327.9

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)
ASSETS

	December 31

		2002
	2003	(restated-note 3(c))
	$	$

Current assets
Cash and cash equivalents	582	537
Short-term investments	9	7
Accounts receivable	131	103
Income and resource tax assets	17	10
Inventories (note 9)	244	202

	983	859

Investments (note 10)	51	53
Other assets (note 11)	168	154
Deferred commodity and currency sales contracts and derivatives	48	—
Income and resource tax assets (note 8(e))	186	45
Deferred stripping (note 12(c))	107	119
Purchased undeveloped mineral interest (notes 3(b), (c) and 12(c))	429	323
Property, plant and equipment (note 12)	2,028	1,890
Goodwill (notes 3 (b) and (c))	515	430

	4,515	3,873

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31

		2002
	2003	(restated-note 3(c))
	$	$

Current liabilities
Accounts payable and accrued liabilities (note 13)	243	193
Income and resource tax liabilities	20	35
Current portion of long-term debt and capital leases (note 14)	10	340

	273	568

Long-term debt and capital leases (note 14)	1,179	607
Reclamation and post closure obligations (notes 2(a) and 18)	225	176
Deferred commodity and currency sales contract and derivatives (notes 3 (b) and (c))	209	212
Deferred credits and other liabilities (note 15)	78	67
Income and resource tax liabilities (note 8(e))	152	84
Commitments and contingencies (notes 17 and 18)
Shareholders’ equity

Share capital (note 16)	2,023	1,992
Preferred shares – unlimited shares authorized, none issued Common shares – unlimited shares authorized, no par value, issued and outstanding 411,530,294 shares (2002 – 408,741,574 shares)
Retained earnings	345	157
Accumulated other comprehensive income	(35)	(50)
Contributed surplus	66	60

Total shareholders’ equity	2,399	2,159

	4,515	3,873

(See accompanying notes to consolidated financial statements)

ROBERT M. FRANKLIN	JAY K. TAYLOR
Director	Director

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(millions of United States dollars, U.S. GAAP)

	2003	2002	2001
	$	$	$

Common shares, opening	1,992	1,259	1,248
Issued in acquisition of AurionGold Limited (note 3(c))	—	710	—
Exercise of options	31	23	11

Common shares , closing	2,023	1,992	1,259

Accumulated other comprehensive losses, opening	(50)	(48)	(28)
Unrealized gains on securities	6	5	—
Cumulative translation adjustment	—	—	(21)
Unrealized gains on currency derivatives	25	2	1
Unrealized gains (losses) on copper derivatives	(11)	1	—
Minimum pension liability adjustment	(5)	(10)	—

Accumulated other comprehensive losses, closing	(35)	(50)	(48)

Contributed surplus, opening	60	57	52
Stock-based compensation	6	3	5

Contributed surplus	66	60	57

Retained earnings, opening	157	75	241
Net earnings (loss)	229	116	(133)
Common share dividends	(41)	(34)	(33)

Retained earnings, closing	345	157	75

Shareholders’ equity	2,399	2,159	1,343

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S. GAAP)

	Years ended December 31

		2002
	2003	(restated-note 3(c))	2001
	$	$	$

Operating activities
Net earnings (loss)	229	116	(133)
Depreciation and depletion	267	187	182
Deferred stripping adjustments (note 2(c))	(3)	17	24
Deferred income and resource taxes	(130)	8	(59)
Deferred reclamation	16	12	(11)
Equity earnings and dividends	7	10	8
Deferred commodity and currency sales contract and derivatives	(45)	(14)	(7)
Unrealized (gains) losses on derivatives	(44)	(11)	11
Write-downs of mining interests	—	—	301
Cumulative translation adjustment	—	—	(21)
Changes in accounting policies	17	8	—
Other items, net	39	2	21

Cash from operations before change in non-cash operating working capital	353	335	316
Change in non-cash operating working capital (note 20(a))	(24)	(15)	24

Cash from operations	329	320	340

Investing activities
Property, plant and equipment (note 12(b))	(213)	(127)	(192)
Purchase of East African Gold Mines Limited (note 3(b))	(253)	—	—
Purchase of AurionGold Limited (note 3(c))	—	(47)	—
Short-term investments	(2)	(1)	3
Disposition of assets and investments	13	17	8
Other, net	4	4	4

	(451)	(154)	(177)

Financing activities
Short-term debt	—	(2)	2
Long-term debt and capital leases
Borrowings	715	2	2
Repayments	(534)	(34)	(38)
Redemption of minority interest	(1)	(5)	—
Common shares issued	31	23	11
Dividends paid
Common shares	(41)	(34)	(33)
Minority interests	(3)	(12)	(5)

	167	(62)	(61)

Increase in cash and cash equivalents	45	104	102

Cash and cash equivalents
Beginning of year	537	433	331

End of year	582	537	433

(See accompanying notes to consolidated financial statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001
(all amounts are in millions of U.S. dollars,
except where otherwise indicated, U.S. GAAP)

1.	Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. (“the Corporation”), and subsidiary companies and joint ventures (collectively, “Placer Dome”) are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome’s primary product, is produced in Canada, the United States (“U.S.”), Australia, Papua New Guinea, South Africa, Tanzania and Chile, and sold to the world market. Placer Dome also produces and sells significant quantities of copper.

Placer Dome’s cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risks and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

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

The following table sets forth the Corporation’s ownership of its mining interests:

	December 31, 2003	December 31, 2002

Through majority owned subsidiaries
Bald Mountain	100%	100%
Campbell	100%	100%
Golden Sunlight	100%	100%
Granny Smith (note 3(c))	100%	100%
Henty (note 3(c))	100%	100%
Kalgoorlie West (note 3(c))	100%	100%
Kanowna Belle (note 3(c))	100%	100%
Misima	80%	80%
North Mara (note 3(b))	100%	n/a
Osborne	100%	100%
Turquoise Ridge (note 3(a))	n/a	100%
Zaldívar	100%	100%

As interests in unincorporated joint ventures
Cortez	60%	60%
Musselwhite	68%	68%
Porcupine (note 3(d))	51%	51%
Porgera (note 3(c))	75%	75%
South Deep	50%	50%
Turquoise Ridge (note 3(a))	75%	n/a

Equity Accounted for investment
La Coipa	50%	50%

The Kidston Mine (70% owned) ceased operations in July 2001 due to the depletion of ore.

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

Of Placer Dome’s metals program, the majority relate to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception, except in instances where Placer Dome, in accordance with the contractual agreements, chooses to deliver into the contracts prior to the initial delivery date and recognizes the gains and losses on delivery. Copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income (“OCI”) and subsequently reclassified to sales revenue on the contract forward date. All other metals financial instruments are recognized on the balance sheet at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

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

All other derivatives and hedging activities are in accordance with SFAS 133 which requires recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instruments and whether they qualify for hedge accounting as defined in SFAS 133.

Reclamation and Closure Costs

On January 1, 2003, Placer Dome adopted SFAS 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) – see note 2(a). SFAS 143 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the practice prior to that date, and still in effect for non-environmental related closure costs, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Foreign Currency Translation

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

Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions including allocations for undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

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

Investments

Short-term investments, all of which are categorized as available for sale, are carried at their respective quoted market values.

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

Deferred Stripping

Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized under property, plant and equipment. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits.

This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. The application of the policy generally will result in an asset on the balance sheet, although it is possible that a liability could arise if amortization exceeds costs capitalized due to the variation of the grades of ore being mined. Stripping costs are included in the carrying amount of the Corporation’s mining properties for the purpose of assessing whether any impairment has occurred.

Effective January 1, 2002, the Corporation changed its accounting policy to exclude future estimated mining and development costs which were previously included in the estimate of life of mine stripping costs (note 2(b)).

Purchased Undeveloped Mineral Interests

Purchased undeveloped mineral interests are acquired mineral use rights. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves that is proximate to proven and probable mineral reserves and within the immediate mine structure; or (ii) other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of the immediate mine area. The Corporation’s mineral use rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. The Corporation has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

For purchased undeveloped mineral interests associated with exploration stage mineral interests, the excess of the carrying value over the residual value is amortized on a straight-line basis over the period that the Corporation expects to convert, develop or further explore the underlying properties. Residual values for exploration stage mineral interests represent the expected fair value of the interests at the time the Corporation plans to convert, develop, further explore or dispose of the interests. The residual values range from 67% to 90% of the gross carrying value of the respective exploration stage mineral interests. Residual values are determined for each individual property based on the fair value of the exploration stage mineral interest, and the nature of, and the Corporation’s relative confidence in, the mineralized material believed to be contained, or potentially contained, in the underlying property. Such values are based on discounted cash flow analyses for those properties. When an exploration stage mineral interest is converted to a development or production stage mineral interest, the residual value is reduced to zero for purposes of calculating units-of-production amortization.

The expected useful lives and residual values used in amortization calculations are determined based on the facts and circumstances associated with the mineral interest. The useful lives used amortize exploration stage mineral interests range from 3 to 17 years. The Corporation evaluates the remaining amortization period and residual value for each individual mineral interest on at least an annual basis. Any changes in estimates of useful lives and residual values are accounted for prospectively from the date of the change.

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

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs, a decrease in mineral reserves or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation’s estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in mineral properties.

Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is assigned to assets acquired and is not amortized.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Corporation compares the fair values of the acquired reporting units to their carrying amounts. In line with its views as to what the goodwill represents, in determining the fair values of the reporting units the Corporation uses a combination of its internally prepared net asset values for the acquired reporting units and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of the reporting units were to exceed their fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting units’ goodwill to their carrying amount and any excess would be written down.

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

Recent Accounting Pronouncements

In December 2003, FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”). FIN 46R requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. FIN 46R is effective for the first reporting period that ends after March 15, 2004. Placer Dome is currently evaluating the impact of FIN 46R.

Consistent with common practices in extractive industries, the Corporation has historically classified mineral lease rights in the same manner as property, plant and equipment on its balance sheet. The Corporation, and others in extractive industries have historically taken the position that rights under long-term mineral leases are the functional equivalent of ownership of the underlying minerals because the lessee has the exclusive right to extract the minerals during the term of the lease. At its March 2004 meeting, the Emerging Issues Task Force (“EITF”) of FASB is expected to discuss Issue 03-0, “Whether Mineral Rights are Tangible or Intangible Assets.” Depending on the EITF’s resolution of this issue, the Corporation may be required to change the classification of its mineral lease rights.

The EITF also has as part of its overall agenda a review of a broad range of accounting policies relating to the mining industry.

Reclassifications

Certain comparative figures for 2002 and 2001 have been reclassified to conform with the 2003 presentation.

2.	Changes in accounting policies

(a)	On January 1, 2003, Placer Dome adopted SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, booked in the first quarter of 2003, of $17 million ($0.04 per share). If the change had occurred on January 1, 2002, the cumulative effect would have been to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $33 million with a one time after-tax charge to net earnings of $18 million ($0.04 per share).

(b)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.02 per share). The above items combined to decrease net earnings by $1 million in 2002.

(c)	For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash costs instead of non-cash costs in accordance with the Gold Institute’s revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the year ended December 31, 2001, $48 million was reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings. During the fourth quarter of 2002, Placer Dome changed its classification of deferred stripping on the statements of cash flows from investing activity to operating activities. For the year ended December 31, 2001, $30 million was reclassified.

3.	Business Acquisitions and Joint Ventures

a)	Effective December 23, 2003, Placer Dome and Newmont Mining Corporation (“Newmont”) formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont will purchase up to approximately 2,000 tons per day of joint venture ore and process it at its cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The Turquoise Ridge Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

b)	On July 23, 2003, the Corporation completed the acquisition of 100% of the shares of East African Gold Mines Limited (“East African Gold”). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold’s loan for project financing (see note 14) of $43 million at the date of acquisition. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The overall purchase price allocation set out below is preliminary and will be finalized in the first half of 2004 following the completion of an independent appraisal. The final allocations may differ materially from the preliminary allocations presented below (in millions).

Cash consideration	$252
Plus - Direct acquisition costs incurred by Placer Dome	3

Total Purchase Price	255
Plus-Fair value of liabilities assumed by Placer Dome
Current liabilities	13
Debt (note 14)	44
Derivative instrument liabilities	53
Other non-current liabilities	4
Less-Fair value of assets acquired by Placer Dome
Cash	2
Other current assets	21
Mineral properties and mine development	90
Mine plant and equipment	69
Purchased undeveloped mineral interests	81
Deferred tax asset	21

Residual purchase price allocated to goodwill	85

As part of the purchase of East African Gold, Placer Dome acquired identifiable intangible assets, other than goodwill, valued at $81 million, primarily for undeveloped mineral interests. These undeveloped mineral interest assets, net of residual values, are being amortized on a straight-line basis over their estimated useful lives.

In addition to the asset allocations noted above, an additional $71 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(c)	In the fourth quarter of 2002, the Corporation acquired all of the outstanding shares of the Australian gold producer AurionGold Limited (“AurionGold”). Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs bringing the total direct costs to $20 million. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition increases Placer Dome’s ownership in the Granny Smith and Porgera gold mines from 60% and 50% to 100% and 75% respectively and includes the Kanowna Belle, Paddington and Kundana mills and related gold mines as well as the Henty gold mine in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It has added significant ounces of gold to Placer Dome’s annual production and resulted in synergies, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational costs.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the fourth quarter of 2003, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$9.09

Fair value of Placer Dome common stock issued	709
Plus - Cash consideration	63
Plus - Direct acquisition costs incurred by Placer Dome	13

Total Purchase Price	785
Plus-Fair value of liabilities assumed by Placer Dome
Current liabilities	45
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	50
Less-Fair value of assets acquired by Placer Dome
Cash	29
Other current assets	61
Mineral properties and mine development	201
Mine plant and equipment	138
Purchased undeveloped mineral interests	258
Deferred tax asset	85
Other long-term assets	39

Residual purchase price allocated to goodwill	430

As part of the purchase of AurionGold, Placer Dome acquired identifiable intangible assets, other than goodwill, of $258 million, primarily for undeveloped mineral interests. These intangible assets, net of residual value, are being amortized on a straight-line basis over the period that the Corporation expects to convert, develop or further explore the underlying properties.

In addition to the asset allocations noted above, an additional $87 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

With the finalization of the purchase price allocation there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s December 31, 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material. The key factors that give rise to the changes are increased mine operating and capital costs together with an increase in understanding of the acquired resources base resulting in lower confidence of conversion of 2002 reported mineral resources to mineral reserves for Kalgoorlie West.

(d)	Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The allocation of the net book value of the proportionate share of the assets contributed to the joint venture by PDCLA ($24 million) to the proportionate share of the assets acquired, has been to the operating and exploration assets contributed by Kinross ($33 million) with an offsetting provision for reclamation liabilities ($9 million). The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated by Placer Dome in these financial statements.

4.	Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)	Product segments

	Sales by metal

	Years ended December 31

	2003	2002	2001
	$	$	$

Gold	1,440	916	927
Copper	318	289	291
Other	5	4	5

	1,763	1,209	1,223

(b)	Segment operating earnings (loss)

	Years ended December 31

	Sales(i)			Depreciation and Depletion			Mine Operating Earnings (ii)

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	$	$	$	$	$	$	$	$	$

Canada
Campbell	69	60	54	10	12	13	21	12	(3)
Dome (iii)	—	38	88	—	10	18	—	(3)	1
Porcupine(iii)	56	27	n/a	12	5	n/a	22	2	n/a
Musselwhite	87	44	45	12	10	12	4	1	1

	212	169	187	34	37	43	47	12	(1)

United States
Bald Mountain	35	54	29	4	7	7	8	19	(10)
Cortez	228	197	191	23	25	27	114	86	78
Golden Sunlight	90	34	55	2	3	15	52	—	5
Turquoise Ridge(iv)	28	11	—	—	—	—	8	2	—

	381	296	275	29	35	49	182	107	73

Australia
Granny Smith(vi)	104	99	64	19	11	2	11	46	20
Henty(v)	35	3	n/a	10	1	n/a	3	(1)	n/a
Kalgoorlie West (v)	143	18	n/a	36	7	n/a	(4)	(2)	n/a
Kanowna Belle (v)	101	17	n/a	19	7	n/a	21	1	n/a
Kidston (vii)	—	—	42	—	—	7	—	—	6
Osborne	68	68	70	10	12	13	4	10	12

	451	205	176	94	38	22	35	54	38

Papua New Guinea
Misima	47	48	49	3	1	3	4	14	8
Porgera(vi)	239	118	102	28	18	15	42	10	8

	286	166	151	31	19	18	46	24	16

South Africa
South Deep	80	60	46	9	8	7	4	13	7

Tanzania
North Mara (viii)	37	n/a	n/a	9	n/a	n/a	7	n/a	n/a

Chile
Zaldívar	267	230	224	47	44	41	56	42	50

Metal hedging	49	83	163	—	—	—	49	83	163
Amortization of tax gross up(ix)	—	—	—	9	3	1	(9)	(3)	(1)
Stock-based compensation	—	—	—	—	—	—	(5)	(4)	(5)
Other	—	—	1	5	3	1	(6)	(4)	(4)

	1,763	1,209	1,223	267	187	182	406	324	336

(i)	Of the metal sales from mines located in Canada for the years 2003, 2002 and 2001, $62 million, $136 million and $158 million, respectively, were domestic sales, and $150 million, $33 million and $29 million, respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii)	Included in equity in earnings (loss) of associates is $10 million (2002 - $1 million; 2001 - nil) for mine operating earnings related to La Coipa Mine.

(iii)	Results include 100% of Dome Mine’s operating results up to June 30, 2002 and 51% of Porcupine Joint Venture operating results from July 1, 2002 on. (see note 3(d)).

(iv)	Results from Turquoise Ridge relate to third party ore sales. Results include 100% of Turquoise Ridge’s operations up to December 23, 2003 and 75% thereafter (see note 3(a)).

(v)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(c)).

(vi)	Results include 60% of Granny Smith Mine’s and 50% of Porgera Mine’s operations up to October 31, 2002 and 100% and 75%, respectively, thereafter (see note 3(c)).

(vii)	The Kidston mine was closed in July 2001 due to the depletion of ore.

(viii)	Results include 100% of the operations of the North Mara mine in Tanzania from July 23, 2003 (see note 3(b))

(ix)	Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences.

5.	Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $350/oz. in 2003, $300/oz. in 2002 and $275/oz. in 2001. In 2003 and 2002, the Corporation determined that no write-downs of the carrying values of assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter of 2001, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

6.	Non-hedge Derivative Gains (Losses)

Details of non-hedge derivative gains (losses) are as follows:

	Years ended December 31

	2003	2002	2001
	$	$	$

Realized non-hedge derivative gains (losses)
Currencies	7	(8)	(18)
Metals	(5)	—	—
Unrealized non-hedge derivative gains (losses) (i)
Currencies	32	24	(15)
Metals	12	(13)	4

	46	3	(29)

(i)	See note 17 for additional disclosure related to Placer Dome’s derivative program.

7.	Investment and Other Business Income (Loss)

Investment and other income (loss) comprises the following:

	Years ended December 31

	2003	2002	2001
	$	$	$

Interest income	6	10	16
Dividend income(ii)	—	5	—
Interest income on sale of water rights (i)	6	6	6
Foreign exchange losses	(24)	(2)	(4)
Cumulative translation adjustment recognized on the closure of Kidston	—	—	21
Gains on sales of investments and assets	—	9	2
Loss on redemption of preferred securities	(5)	—	—
Other (iii)	14	11	1

	(3)	39	42

(i)	In December 2000, Compania Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

(ii)	Represents dividends received from AurionGold prior to obtaining control on October 22, 2002 (see note 3(c)).

(iii)	The $14 million of other income in 2003 included insurance recoveries, the receipt of an award from a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

8.	Income and Resource Taxes

(a)	Details of income and resource tax expense (reduction) related to operations are as follows:

	Years ended December 31

	2003	2002	2001
	$	$	$

Income taxes
Current
Canada	48	8	2
Foreign	32	17	13
Deferred
Canada (i)	(57)	(29)	(32)
Foreign	(67)	36	(16)

	(44)	32	(33)

Mining taxes — Canada
Current	2	1	1
Deferred	(2)	1	(4)

	—	2	(3)

	(44)	34	(36)

(i)	2001 includes a provision of $14 million for taxes payable upon repatriation of funds to Canada.

(b)	The provision for income taxes is based on pre-tax earnings (loss) before minority interests, equity in earnings of associates and cumulative effect of change in accounting policy as follows:

	Years ended December 31

	2003	2002	2001
	$	$	$

Canada	(120)	(53)	(193)
Foreign	313	206	30

	193	153	(163)

(c)	The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	Years ended December 31

	2003	2002	2001

Combined basic statutory tax rate(i)	37.6%	39.6%	(44.5%)
Non-taxable portion of investment (gains) losses	—	(0.9)	(0.6)
Expenses not deductible for income tax purposes(ii)	4.8	6.5	2.6
Mining and other resource taxes	2.1	1.0	(0.7)
Resource allowance	(2.8)	(2.9)	(0.2)
Depletion	(8.7)	(8.4)	(7.9)
Foreign earnings subject to different tax rates(iii)	(7.1)	(26.5)	(22.7)
Change in valuation allowance (note 8(e))	(77.3)	(81.8)	30.8
Canadian tax provided on unrepatriated earnings	—	—	8.8
Foreign exchange	25.0	10.9	10.6
Capital losses expired on Australian reorganization	—	78.6	—
Other	3.6	6.1	1.7

Effective tax rate	(22.8)	22.2%	(22.1%)

(i)	Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.

(ii)	Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.

(iii)	After taking into account applicable withholding taxes.

(d)	Deferred income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related deferred income tax amounts are as follows:

	Years ended December 31

	2003	2002	2001
	$	$	$

Depreciation and amortization	(31)	(23)	(13)
Exploration and development	(45)	(8)	(17)
Canadian tax provided on unrepatriated earnings	—	—	14
Tax losses	(70)	(7)	(29)
Foreign exchange	9	21	(25)
Accrued withholding tax	2	4	5
Other	9	21	13

	(126)	8	(52)

(e)	Components of deferred income and resource tax assets and liabilities comprise:

	December 31

	2003	2002
	$	$

Deferred income and resource tax assets
Tax losses and credits	379	280
Other	538	479
Valuation allowance	(40)	(190)

	877	569

Deferred income and resource tax liabilities
Capital assets	396	382
Other	436	225

	832	607

Net deferred tax asset / (liability)	45	(38)

Net deferred tax asset / (liability) consists of:

	December 31

	2003	2002
	$	$

Current deferred tax assets	12	3
Long-term deferred income and resource tax assets	186	45
Current deferred tax liabilities	(1)	(2)
Long-term deferred income and resource tax liabilities	(152)	(84)

	45	(38)

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its U.S. operations. At that time, a full valuation allowance had been set up against the asset. During the second and fourth quarters of 2003, Placer Dome recognized a $111 million non-cash tax asset with respect to previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. Pursuant to this, a non-cash credit of $111 million to Income and resource tax recovery (provision) was recorded in the statement of earnings (loss) during the second and fourth quarters of 2003. In accordance with the provisions of Statement of Accounting Standards No. 109 “Accounting for Income Taxes”, Placer Dome did not record tax expense on earnings from its United States operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period.

(f)	Loss and tax credit carry forwards are as follows as at December 31, 2003.

		2003
Country	Category	$	Expiry

Australia (i)	Operating losses	404	n/a
Canada	Non-capital losses	162	2004-2010
	Net capital losses (ii)	52	n/a
Chile	Operating losses	455	n/a
South Africa	Non-capital losses	83	n/a
Tanzania	Non-capital losses	20	n/a
United States	Operating – Regular tax (iii)	4	2015
	Operating – Alternative minimum tax	28	2020
	Alternative minimum tax credits	1	n/a
Other	Operating losses	3	2004-2013

(i)	A valuation allowance has been provided on Australian operating losses of $16 million.

(ii)	A valuation allowance has been provided on Canadian net capital losses of $52 million.

(iii)	In 2003, United States net operating losses of $64 million (2002-$34 million) for regular income tax purpose were utilized.

(g)	Internal financing arrangements are utilized that require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2003, withholding taxes of $8 million related to inter-company loans were incurred (2002 - $4 million).

(h)	Net income and resource tax payments were $91 million and $17 million in 2003 and 2002 respectively.

(i)	See Note 18(g) for a discussion of the impact of the reassessment of Ontario Mining Taxes.

9.	Inventories

Inventories comprise the following:

	December 31

	2003	2002
	$	$

Metal in circuit	98	87
Ore stockpiles	83	69
Materials and supplies	81	63
Product inventories	46	38

	308	257
Long-term portion of ore stockpiles	(64)	(55)

Inventories	244	202

10.	Investments

Investments, other than those included in current assets, are comprised of the equity accounted for investment in Compañia Minera Mantos de Oro (2003 - $36 million, 2002 - $45 million), and $15 million (2002 - $8 million) of investments which, in accordance with FAS115 – Accounting for Certain Investments in Debt and equity Securities, have been valued at market with an offsetting gain or loss going to other comprehensive income (see note 20(c)).

11.	Other Assets

Other assets comprise the following:

	December 31

	2003	2002
	$	$

Ore stockpiles (i)	83	69
Sale agreement receivable (ii)	69	72
Debt issue costs and discounts	17	9
Pension asset (note 19)	13	11
Other	14	16

	196	177
Current portion of other assets	(28)	(23)

	168	154

(i)	Includes $19 million (2002 - $14 million) of stockpiled ore which is expected to be processed in the following twelve months.

(ii)	Balance relates to sale of the CMZ water rights (see note 7).

12.	Property, Plant and Equipment

(a)	Details of Placer Dome’s property, plant and equipment are as follows:

	December 31, 2003			December 31, 2002

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
	$	$	$	$	$	$

Mineral properties and deferred development	1,610	(720)	890	1,412	(602)	810
Mine plant and equipment	2,367	(1,423)	944	2,253	(1,291)	962
Construction in progress(i)	194	—	194	118	—	118

	4,171	(2,143)	2,028	3,783	(1,893)	1,890

(i)	The significant components of the balance are $152 million (2002 - $95 million) for the development of the South Deep Shaft at the South Deep Mine and Turquoise Ridge development of $16 million (2002 - $5 million).

(b)	Property plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant &		Additions to Property,
	Equipment		Plant & Equipment

	December 31		Years ended December 31

	2003	2002	2003	2002	2001
	$	$	$	$	$

Chile	538	561	23	10	43
South Africa	528	472	63	42	51
Australia (note 3(c))	355	395	54	29	41
Canada (note 3(d))	186	195	30	18	20
Tanzania (note 3(b))	188	—	1	—	—
Papua New Guinea (note 3(c))	122	147	7	5	4
United States (note 3(a))	111	120	35	23	33

	2,028	1,890	213	127	192

(c)	Deferred stripping and purchased undeveloped mineral interests by country are as follows:

	December 31, 2003		December 31, 2002

		Undeveloped		Undeveloped
	Deferred	mineral	Deferred	mineral
	Stripping	interests (i)	Stripping	interests (i)
	$	$	$	$

Chile	16	—	21	—
Australia (note 3(c))	6	287	12	307
Canada (note 3(d))	—	16	—	16
Tanzania (notes 3(b) and 14)	2	116	—	—
Papua New Guinea	84	10	90	—
United States	(1)	—	(4)	—

	107	429	119	323

(i)	Includes $83 million (2002- $49 million) recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

13.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise of the following:

	December 31

	2003	2002
	$	$

Trade payables	123	94
Accrued employee salaries and benefits	49	32
Current reclamation and post closure obligations (notes 18(a) and (b))	17	18
Interest payable	15	8
Deferred commodity derivatives	12	11
Other	27	30

	243	193

14.	Long-term Debt and Capital Leases

(a)	Consolidated long-term debt and capital leases comprise the following:

	December 31

	2003	2002
	$	$

Placer Dome Inc.
Bonds, unsecured
May 15, 2003 at 7.125% per annum (i)	—	200
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum (ii)	200	—
October 15, 2035 at 6.45% per annum (iii)	300	—
Preferred Securities, unsecured (iv)
Series A, December 31, 2045 at 8.625% per annum (i)	—	185
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium – term notes, unsecured (v)	140	140
Senior Convertible Debentures, unsecured, October 15, 2023 at 2.75% (iii)	230	—
AurionGold Limited, unsecured (i)	—	137
East African Gold, non-recourse (note 3(b)) (vi)	36	—
Capital leases (vii)	6	8

	1,189	947
Current portion	(10)	(340)

	1,179	607

(i)	On January 31, 2003, Placer Dome repaid, from cash, the AurionGold Limited, unsecured debt, bearing LIBOR based interest rates, assumed in the purchase of AurionGold.

On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation’s outstanding $185 million 8.625% Series A Preferred Securities. A loss of $5 million was recorded on redemption.

On May 15, 2003, Placer Dome, as scheduled, repaid, with cash, $200 million of 7.125% unsecured bonds.

(ii)	On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375%. The Corporation has prepared and filed registration documentation that permits the debentures to be resold to the public.

(iii)	On October 10, 2003, Placer Dome completed two private debenture offerings totalling $530 million in aggregate principal amount. Of the aggregate principal amounts, $300 million was raised as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year. An additional $230 million was raised as unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share. As at December 31, 2003, none of these prescribed conditions had occurred.

The holders of the debentures and, in the case of the convertible debentures, the underlying shares are entitled to the benefits of registration rights granted pursuant to registration rights agreements dated October 10, 2003 (the “Registration Rights Agreements”). The Registration Rights Agreements require, among other things, that the Corporation prepare and file registration documentation that will permit the debentures and, in the case of the convertible debentures, the underlying shares to be resold to the public. The registration documentation for both debentures must be filed within 180 days of the private placement and be effective within 210 days of the private placement. If either date is missed, or if the Corporation fails to comply with certain other continuing obligations thereafter, there is an interest penalty payable until the Corporation complies with its obligations. The interest penalty payable in connection with the non-convertible debentures is 0.25%, and in connection with the convertible debentures is 0.25% for the first 90 days following a registration default and 0.50% thereafter.

(iv)	Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the “Maturity Amount”). The Corporation may, at its option, pay the Maturity Amount by delivering Common Shares, in which event the holder of the securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

(v)	The interest rates range from 6.6% to 8.1% and the notes mature between 2005 and 2026.

(vi)	This loan relates to project financing for the North Mara mine and is non-recourse to Placer Dome. It bears interest at LIBOR plus 2.75% and is repayable over 5 years. As part of the loan agreement, East African Gold provided security including its North Mara mine. As a condition precedent to the loan, East African Gold entered into forward sales contracts at a flat forward price of $309 for a total of 900,000 ounces to be delivered between November 2002 and August 2011. At December 31, 2003, 775,000 ounces remain to be delivered into these contracts through August 2011.

(vii)	The Corporation is obligated under capital leases for mobile mining equipment for remaining terms ranging from one to four years. All capital lease agreements provide that the Corporation can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2003 and 2002, $4 million and $5 million respectively, of leased property was included in plant and equipment, net of $11 million and $9 million, respectively, of accumulated depreciation and depletion.

Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2003 are as follows:

	Long-term	Capital
	debt	leases	Total
	$	$	$

2004	7	3	10
2005	52	1	53
2006	43	1	44
2007	109	2	111
2008	1	—	1
Thereafter	971	—	971

Long-term debt and capital lease obligations	1,183	7	1,190
Less amount representing interest	—	(1)	(1)

	1,183	6	1,189

(b)	Interest and financing expense comprise of:

	Years ended December 31

	2003	2002	2001
	$	$	$

Interest charges – long-term debt	62	64	67
Capitalized interest	(7)	(6)	(6)

Interest expense – long-term debt	55	58	61
Short-term interest and financing expense	10	8	9

Interest and financing expense	65	66	70

Interest payments – long-term debt	54	64	68
Weighted average interest rate	7.1%	7.6%	7.6%

(c)	At December 31, 2003, Placer Dome had unused bank lines of credit of $781 million comprised of A$40 million, CAD$18 million and credit facilities of $686 million with an international consortium of banks of which $400 million is fully committed until 2005 and $285 million is extendable on an annual basis. The funds are available for general corporate purposes. The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2003 was 1.1588% (three-month term).

(d)	Certain of Placer Dome’s debt facilities contain various common public debt covenants and default provisions including payment defaults, limitation on liens, limitation on sale and leaseback transactions and merger restrictions. In addition, Placer Dome’s debt instruments, and metal and foreign currency contracts and options (note 17) require it to maintain a Consolidated Tangible Net Worth (the aggregate amount of assets after deducting therefrom all current liabilities, goodwill and other like intangibles) of $1 billion calculated under Canadian GAAP. These debt instruments include the Corporation’s unsecured Bonds, Preferred Securities, Medium-Term Notes, Senior Convertible Debentures, and bank lines of credit.

At December 31, 2003, Placer Dome was in compliance with all debt covenants and default provisions.

15.	Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

	December 31

	2002	2002
	$	$

Pension liability (note 19)	56	44
Minority interest in subsidiaries	1	5
Other obligations and provisions	21	18

	78	67

16.	Share Capital

(a)	Common shares issued and outstanding

	Shares	Amount
	(000’s)	$

Balance, December 31, 2000	327,618	1,248
Exercise of share options	991	11

Balance, December 31, 2001	328,609	1,259
Issued for acquisition of AurionGold (note 3(c))	77,934	710
Exercise of share options	2,199	23

Balance, December 31, 2002	408,742	1,992
Exercise of share options	2,788	31

Balance, December 31, 2003	411,530	2,023

(b)	Share options

At December 31, 2003, the Corporation had three stock based incentive plans. The following table describes these plans:

		Options	Options
	Reserved	outstanding	exercisable

	Shares	Shares	Shares
	(000’s)	(000’s)	(000’s)

1996 LTIP (i)	2,342	81	81
1987 Stock Option Plan (ii)	32,000	14,509	8,697
1993 Directors Plan (ii)	750	530	475

	35,092	15,120	9,253

(i)	Under the 1996 LTIP, options were granted to employees of Getchell Gold Corporation (“Getchell”) at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

(ii)	Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms up to ten years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the Toronto Stock Exchange or the New York Stock Exchange (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. At the 2003 annual meeting, the shareholders of Placer Dome voted to increase the aggregate number of shares for which options may be granted under the 1987 Stock Option Plan from 25,000,000 to 32,000,000. The aggregate number of shares for which options may be granted under the 1993 Directors Plan shall not exceed 750,000. On December 4, 2003, the board of directors of the Corporation suspended option grants under the 1993 Directors Plan.

     The following table contains information with respect to all option plans:

	Options denominated in		Options denominated
	CAD$		in US$

	Shares	Price	Shares	Price
	(000’s)	CAD$/share	(000’s)	US$/share

Options outstanding, December 31, 2000	12,803	12.00 - 39.75	429	5.10 - 20.41
Granted	4,500	12.69 - 16.85 (i)	—	—
Exercised	(939)	12.00 - 17.55	(50)	7.83 - 10.31
Forfeited or expired	(771)	12.30 - 39.25	(23)	5.56 - 18.52

Options outstanding, December 31, 2001	15,593	12.00 - 39.75	356	5.10 - 20.41
Granted	—	—	2,157	9.75 - 12.51
Exercised	(2,044)	12.00 - 19.60	(155)	5.56 - 12.55
Forfeited or expired	(839)	12.00 - 39.25	(175)	9.67 - 20.41

Options outstanding, December 31, 2002	12,710	12.40 – 39.75	2,183	5.10 – 19.24
Granted	—	—	4,020	9.69-18.69
Exercised	(2,634)	12.40-17.55	(154)	8.01-12.55
Forfeited or expired	(602)	12.69-39.75	(316)	10.36-12.51

Options outstanding, December 31, 2003	9,474	12.40-39.75	5,733	5.10-19.24

(i)	The weighted average fair value of options granted in 2003, 2002 and 2001 was US$3.25, US$4.20 and CAD$5.86 per share, respectively.

The following table summarizes information about share options outstanding:

	December 31, 2003

	Options outstanding			Options exercisable

		Average	Weighted		Weighted
	Shares	life	average	Shares	average
Range of exercise prices	(000’s)	(years)	price	(000’s)	price

CAD$ options
$12.40-$19.45(i)	6,203	5.92	15.31	5,431	15.69
$19.46-$25.00	268	3.84	23.37	268	23.37
$25.01-$32.62	2,440	2.15	28.76	2,440	28.76
$32.63-$39.75	563	2.17	39.02	563	39.02

	9,474	4.66	20.46	8,702	21.16

US$ options
$5.10-$8.16	37	4.67	5.10	37	5.10
$8.17-$12.24	3,914	9.13	10.38	89	11.52
$12.25-$16.33	1,759	8.05	12.52	494	12.56
$16.34-$19.24	23	4.35	18.99	18	19.07

	5,733	8.75	11.04	638	12.17

(i)	Includes 678,793 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. Of these 396,239 options are vested and 282,554 options are unvested and have an exercise price of CAD$12.69 per share.

(c)	The Corporation follows the disclosure-only provisions of SFAS No. 123 for stock options granted to Canadian employees and directors. Prior to 2001 and during 2002 the Corporation followed the disclosure-only provisions of SFAS No. 123 for stock options granted to non-Canadian employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS No. 123, the Corporation’s earnings (loss) and earnings (loss) per share on a U.S. basis would have been adjusted to the pro forma amounts indicated below:

	Years ended December 31

	2003	2002	2001
	$	$	$

Earnings (loss) – as reported	229	116	(133)
Earnings (loss) – pro forma	218	106	(147)
Earnings (loss) per share – as reported	0.56	0.33	(0.41)
Earnings (loss) per share – pro forma	0.53	0.30	(0.45)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	December 31

	2003	2002	2001

Dividend yield	1.0%	1.7%	1.11%
Expected Volatility	30%	30%	30%
Risk-free interest rate	3.92%	4.31%	5.53%
Expected lives	10 years	10 years	10 years

(d)	On February 26, 2004 the Placer Dome Board adopted a shareholders’ rights plan (the “Rights Plan”) to replace a plan, adopted in 2001, which expires at the close of the 2004 annual and special meeting of shareholders. At that meeting, shareholders will be asked to confirm the adoption of the Rights Plan.

To implement the Rights Plan, the Board has authorized the issuance of one right (a “Right”) for each “Voting Share” outstanding at 5:30 p.m. (Toronto time) on May 5, 2004 (the “Record Time”). A Voting Share is any share in or interest of the Corporation (collectively the “Voting Shares”) entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the Common Shares. One Right will be issued for each Voting Share issued after the Record Time and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Plan. Each Right carries with it the right to purchase shares in Placer Dome, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain specified events cause the Rights to separate from the Voting Shares (the “Separation Time”). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire no later than the termination of Placer Dome’s annual meeting in 2007. The Rights may be redeemed at a price of Cdn$0.001 per right prior to a specified event but in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the Common Shares (or other class of Voting Shares) in a transaction that is not a “Permitted Bid” or a “Competing Permitted Bid”, the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase the Placer Dome Common Shares at a 50% discount from the Market Price (as defined). The Rights are not triggered by a “Permitted Bid”, which is essentially a takeover bid made to all shareholders for any of their shares. The “Permitted Bid” must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding Common Shares held by independent shareholders have been tendered to the bid. A “Competing Permitted Bid” is a take-over bid made after a “Permitted Bid” has been made and prior to its expiry that satisfies all of the provisions of a “Permitted Bid”, except that it must remain open for acceptance until a date that is not earlier than the later of 35 days after the “Competing Permitted Bid” is made and 60 days after the date of the earliest prior bid in existence when the “Competing Permitted Bid” is made. The entering into of a certain revocable lock-up agreement to tender Common Shares into a takeover bid will not trigger the Rights.

Under the present policies of the Toronto Stock Exchange and Canadian provincial securities authorities, the adoption of a rights plan is subject to shareholder confirmation.

17.	Fair Value of Financial Instruments with Off-Balance Sheet Risk

The following table presents the carrying amounts and estimated fair values of Placer Dome’s financial instruments:

	December 31

	2003		2002

	Carrying	Fair	Carrying	Fair
	Value	Value (i)	Value	Value (i)
	$	$	$	$

Financial Assets
Cash and cash equivalents	582	582	537	537
Short-term investments	9	9	7	7
Investments other than equity investments	15	15	8	8
Sale agreement receivable	69	69	72	72
Foreign currency contract and options	45	45	—	—

Financial Liabilities
Short-term and long-term debt and capital leases	1,189	1,297	947	978
Foreign currency contracts and options	—	—	24	24
Metal contracts and options	220	730	186	100

(i)	Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

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

At December 31, 2003, based on the spot prices of $417 per ounce for gold, $5.98 per ounce for silver and $1.053 per pound for copper and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market values of Placer Dome’s precious metal and copper sales programs were negative $705 million and negative $25 million, respectively. The precious metal mark-to-market value does not take into the account the $195 million liability in Deferred commodity and currency sales contracts and derivatives as at December 31, 2003 representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome’s currency forward and option contracts on December 31, 2003, was approximately positive $45 million (based on an Australian to U.S. dollar foreign exchanges of $1.3319), all of which has been recognized through earnings or other comprehensive income.

     At December 31, 2003, Placer Dome’s consolidated metal sales program consists of:

Gold (000’s ounces):	2004	2005	2006	2007	2008	2009	2010+	Total

Forward contracts sold (i)
Fixed contracts
Amount	510	947	1,139	1,060	786	269	457	5,168
Average price ($/oz.)	342	347	347	376	387	395	404	366
Fixed interest floating lease rate
Amount	100	100	100	200	424	850	1,160	2,934
Average price ($/oz.)	309	309	309	359	392	435	483	430
A$ forward contracts
Amount	15	130	63	44	15	30	60	357
Average price ($/oz.)	432	401	420	456	442	448	453	427

Total Forward contracts sold	625	1,177	1,302	1,304	1,225	1,149	1,677	8,459
A$ forward contracts purchased	(125)	(75)	—	—	—	—	—	(200)

Total Forward contracts	500	1,102	1,302	1,304	1,225	1,149	1,677	8,259

Call options sold and cap agreements (ii)
Amount	506	276	249	115	200	—	—	1,346
Average price ($/oz.)	337	362	356	363	394	—	—	356
A$ contracts
Amount	53	65	—	—	—	—	—	118
Average price ($/oz.)	383	376	—	—	—	—	—	379

Total Call options sold and cap agreements	559	341	249	115	200	—	—	1,464

Total Firm committed ounces (iii)	1,059	1,443	1,551	1,419	1,425	1,149	1,677	9,723

Contingent call options sold (iv)
Knock-in (up and in)
Amount	68	135	63	—	—	—	70	336
Average price ($/oz.)	390	388	382	—	—	—	413	392
Average barrier level ($/oz.)	427	422	418	—	—	—	413	420
Knock-out (down and out)
Amount	20	39	45	70	60	128	37	399
Average price ($/oz.)	398	399	419	428	442	420	456	425
Average barrier level ($/oz.)	347	350	382	372	361	370	375	368

Total Maximum committed ounces (v)	1,147	1,617	1,659	1,489	1,485	1,277	1,784	10,458

Put options purchased (vi)
Amount	1,710	631	514	341	154	119	142	3,611
Average price ($/oz.)	353	412	419	447	418	409	437	390

Put options sold (vii)
Amount	380	80	80	—	—	—	—	540
Average price ($/oz.)	274	250	250	—	—	—	—	267

Contingent call options purchased not included in the above table total 0.2 million ounces at an average price of $407 per ounce.

	2004	2005

Silver (000’s ounces):
Call options sold (ii)
Amount	2,100	1,560
Average price ($/lb.)	5.26	5.25

Total committed amount	2,100	1,560

Put options purchased (vi)
Amount	2,100	1,560
Average price ($/lb.)	4.90	4.90

Copper (millions of pounds):
Fixed forward contracts (i)
Amount	95.9	6.6
Average price ($/lb.)	0.893	0.979
Call options sold (ii)
Amount	89.3	43.0
Average price ($/lb.)	0.958	0.995

Total committed amount
Amount	185.2	49.6
Average price ($/lb.)	0.924	0.993

Put options purchased (vi)
Amount	72.8	43.0
Average price ($/lb.)	0.875	0.898

Put options sold (vii)
Amount	9.9	—
Average price ($/lb.)	0.753	—

(i)	Forward sales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	Fixed forward contracts - a deliverable sales contract, denominated in U.S. dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts - a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.3319. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)	Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.3319.

(iii)	Firm Committed ounces – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)	Contingent call options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.3319. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

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

As of December 31, 2003, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)	Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)	Put options purchased - Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)	Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

     At December 31, 2003, Placer Dome’s consolidated foreign currency program consists of:

	Maturity Period	Quantity	Average Price
	(to the year)	(millions of USD)	(AUD/USD)

Australian dollars
Fixed forward contracts	2007	$138	$1.8114
Put options sold	2007	$60	$1.6642

Total committed dollars		$198	$1.7665

Call options purchased	2007	$120	$1.4602

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

18.	Commitments and Contingencies

(a)	Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated the undiscounted future value of its share of these costs to be $268 million as at December 31, 2003. The aggregate accrued obligation as at December 31, 2003, representing the fair value of Placer Dome’s share of future reclamation costs, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 13), was $198 million (2002 - $161 million). The full amount has been accrued through the adoption of SFAS 143 (see note 2(a)) and through charges to earnings of $12 million, $23 million, and $19 million in 2003, 2002, and 2001, respectively. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see note 1 ‘Reclamation and Closure Costs’ section and note 2(a).

Over the next 3 years, Placer Dome anticipates spending approximately $15 million on reclamation and closure at the closed Kidston, Equity Silver and Misima (scheduled for closure in May 2004) mines.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations:

(i)	Placer Dome has provided security in the form of a letter of credit for site rehabilitation and long-term acid drainage treatment at the closed Equity Silver Mine pursuant to the terms of an amended reclamation permit issued by the British Columbia provincial government in 1996. At December 31, 2003, the security provided totalled CAD$23 million (US$18 million). As provided for under the amended reclamation permit, the level of security is reviewed approximately every 5 years. In 2001, a review was completed by a committee comprising of government, community and Placer Dome members, and recommendations were provided to the provincial government for their consideration in amending the reclamation permit. The level of security was reduced to approximately CAD$23 million

(US$18 million), and the revised amount was posted in 2002. The next review is scheduled for the year 2005 may occur sooner because of the flooding encountered at the site in the spring of 2002.

(ii)	The Golden Sunlight Mine in Montana is required by the state government to provide security by way of a bond for reclamation obligations. The bond, presently at $55 million, has been guaranteed by the Corporation. The bonding requirement could be incrementally increased to $63 million over the next five years depending on the result of the contingency described in part (f) of this note. Placer Dome’s assessment of the ultimate post-closure expenditures, based on reclamation work done to date, is that they will be substantially less than the $55 million bonding requirement.

(iii)	The Cortez Joint Venture (100%), Turquoise Ridge (100%) and Bald Mountain mines in Nevada have provided securities totalling $65 million by way of bonds and letters of credit for reclamation obligations to the federal and state governments. The bonds have been guaranteed by the Corporation.

(iv)	Placer Dome Asia Pacific has provided bank guarantees totalling A$55 million (US$41 million), the majority of which were provided to Australian state governments for post closure reclamation costs.

(v)	Placer Dome (CLA) Limited has provided letters of credit totalling C$27 million (US$21 million) to the Ontario government for reclamation obligations relating to the Campbell, Porcupine (PDI share) and Musselwhite (PDI share) mines and the closed Detour mine.

(b)	Although the ultimate amount of non-environmental post-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be $87 million as at December 31, 2003, and has accrued through charges to earnings of $5 million, $4 million, and $5 million in 2003, 2002, and 2001, respectively. The aggregate accrued obligation as at December 31, 2003, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 13), was $44 million (2002 — $33 million).

(c)	Since 1992, Placer Dome U.S. Inc. (“PDUS”) and the Nevada joint venture it manages, Cortez Gold Mines (“Cortez”) have been involved in litigation with ECM, Inc. (“ECM.”). ECM claims that PDUS/Cortez acted improperly in 1991 when they kept confidential the results of a discovery hole drilled on PDUS/Cortez’ holdings in Lander County, Nevada during negotiations for a lease of mining claims held by ECM in the vicinity of the discovery hole. ECM claims that by virtue of PDUS/Cortez’s non-disclosure of the discovery hole, ECM was induced to lease its property to PDUS/Cortez in exchange for less favourable royalties than ECM contends it would have obtained had the disclosure been made.

After three summary judgments and a jury verdict in favour of PDUS/Cortez and appeals from each of those judgments, ECM has one remaining claim for relief. This claim is based on a real property covenant which ECM says obligated PDUS/Cortez to reveal all reports and data it had that might, even indirectly, affect the value of ECM’s mining claims in the vicinity of the discovery hole, including data and reports based on data obtained from PDUS/Cortez lands in the area. In March 2003, the federal District Court in Reno granted PDUS/Cortez’s motion for summary judgment on that remaining claim for relief. Thereafter, ECM appealed the summary judgment to the U.S. Court of Appeals for the Ninth Circuit, in San Francisco. Briefing of that appeal is now complete, and management expects a decision in the case by the end of 2004. Management believes, on balance, that it will be finally successful in defending the litigation against ECM and, accordingly, no loss accrual for this contingency has been made.

(d)	In September 1996, the Cortez Joint Venture (“CJV”) submitted an Amendment to the Pipeline Plan of Operations for the South Pipeline Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management (“BLM”). The Plan Amendment allows mining and processing of the South Pipeline deposit. A Record of Decision and Plan of Operations Approval allowing the mining and processing of the South Pipeline deposit (the “permit”) was issued by the BLM in June of 2000. In July of 2000, a Notice of Appeal and Petition for Stay Pending Appeal was filed with the Interior Board of Land Appeals (“IBLA”) by Great Basin Mine Watch, the Western Shoshone Defense Project and the Mineral Policy Center. On January 9, 2001, the IBLA denied the petition for stay. The CJV filed a supplemental brief on November 3, 2003, bringing recent authority to the IBLA’s attention. On November 23, 2003, the IBLA issued its order dismissing the appeal.

(e)	Much of the Corporation’s mineral reserves and operations within the U.S. occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. The Solicitor of the U.S. Department of Interior (“Interior Department”) issued a legal opinion on November 7, 1997, limiting the number of five-acre mill sites which could be located based upon a one-to-one ratio between the number of mill sites and the number of twenty-acre associated mining claims. If Congress had not acted twice to limit the applicability of this opinion, many mines could have become technologically and economically infeasible. Most recently, in November of 1999, as part of the fiscal year 2000 Interior Appropriations legislation, Congress precluded the Interior Department, for fiscal years 2000 and 2001, from applying the mill site ratio limitation to those mining operations which had an approved or pending plan of operations as of the date of the 1997 Solicitor’s opinion.

On October 3, 2001, the Interior Department instructed the BLM not to apply the previous administration’s mill site limitation to any plans of operations that the BLM approved before November 29, 1999 or that were submitted to the BLM before November 7, 1997. At the same time, the Interior Department asked the Solicitor to review the mill site opinion. Following an extensive review of the Interior Department’s long standing interpretation of the mining law and departmental practices, on October 7, 2003, the Solicitor of the Interior Department issued a new mill site opinion invalidating the November 7, 1997 legal opinion, and re-establishing the practices in place prior to the 1997 opinion. Consequently, management is of the view that there is no material, adverse effect to the existing U.S. mining interests owned by Placer Dome posed by the mill site limitations established in the 1997 Solicitor’s opinion.

(f)	The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality (“DEQ”) in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $20 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the “Legislature”) held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act (“MMRA”) violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered a judgement based on the March 21 ruling, requiring the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight has presented its concerns as to the unsuitability of backfill as the appropriate method of pit reclamation in a submission required pursuant to an October 23, 2002 Order from the DEQ. This submission also seeks an appropriate amendment to the Record of Decision. The plaintiff groups have asked the District Court to require the agency to require Golden Sunlight to post additional bond, during the pendency of proceedings examining the suitability of the partial backfill option, to assure execution of the partial backfill option if it is selected. Both the DEQ and Golden Sunlight have asked the District Court to confirm the DEQ decision that the bond will be adjusted as necessary only following a decision finally selecting the mine pit reclamation alternative. Meanwhile, an appeal of the underlying district court decision invalidating the most recent statute and the previous DEQ decision has been initiated in the Montana Supreme Court. Subsequent to the appeal, the Montana Legislature amended the MMRA to provide, in part, that “backfilling as a reclamation measure is neither required not prohibited in all cases ...” but must be determined by the DEQ on a site specific basis. The MMRA was also amended to prohibit an increase in a reclamation bond until the modification to an operating permit is complete. In May of 2003, the DEQ and Golden Sunlight respectively moved to dismiss the appeal on mootness ground, because of the legislature’s amendment of the statute, which was the subject of the District Court’s judgment. In an Order issued August 27, 2003, the Montana Supreme Court decided to hold the motion to dismiss in abeyance, together with the appeal, pending completion of an administrative environmental analysis and decision process commenced by the DEQ in response to the District Court judgment. To date, the DEQ has not modified the existing mine reclamation plan or the reclamation bond. Golden Sunlight believes that the final record will support a more environmentally sound pit reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(g)	In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest will increase by approximately $17 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999, Ontario mining tax and related interest will increase by approximately $21 million for this taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation has filed an appeal of the decision to the Ontario Court of Appeal and the case is to be heard on March 1, 2004. Should Placer Dome lose, the total tax and interest payable would be approximately $77 million of which $39 million has been paid as noted above.

(h)	On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Minister of Minerals and Energy announced in February 2004 that the Act would be enacted during May 2004.

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

The Act also calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) which sets out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

South Deep is well advanced in meeting the operational Charter targets. Regarding human resources development, approximately 60% of the workforce have successfully completed basic numeracy and literary training; regarding employment equity, 42 % of management are HDSAs, target being 40%, women are currently 3% with a target of 10%; regarding mine community and rural development, the CARE project has won international recognition for the training and developing of South Deep employees who were retrenched in 1999 with 75% of the former employees now economically active; regarding housing and living conditions, significant improvements in on-site living conditions and accommodation have been made, including upgrading hostels and eating areas, employing a dietician and environmental health officer, and increasing the living-out allowance, and regarding procurement, the mine has developed a procurement policy that allows for development and increased business to HDSAs.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. If approved in its original form, the draft Bill would provide for a 3% tax-deductible royalty on gold revenues from Placer Dome’s share of production at the South Deep mine. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until

2009. A revised draft of the Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Bill would provide an opportunity to review the mining industry’s tax dispensation as a whole.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and other relevant legislation and assess their impact on current operations and future development at South Deep.

(i)	On July 29th, 2003, the Lawyers Environmental Action Team (“LEAT”) filed a complaint (the “Complaint”) with the Tanzanian Commission for Human Rights and Good Governance (“the Commission”) in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the “Complainants”) against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the “Respondents”). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the “Property”).

Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the Complainants as a result of their eviction from the Property), and an order requiring the Tanzanian Minister of Energy and Minerals to suspend or cancel any mineral rights granted to Placer Dome and to “afresh” the Agreement between Placer Dome and the Tanzanian Government concerning the payment of royalties, taxes and other charges (with a view to increasing such amounts to be paid). The Commission continues to investigate the Complaint and has not yet decided whether or not it plans on convening a public hearing into the Complaint.

If the Commission decides to hold a hearing respecting the Complaint, management believes, on balance, that the Complaint will not be successful and, in particular, that it will not adversely impact Placer Dome’s title to its mining concessions.

(j)	On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by South Deep management to determine the extent of the damage is currently in process. Given the preliminary status of the investigation, no accrual for insurance recoveries has been made at this time.

(k)	At December 31, 2003, Placer Dome has outstanding commitments aggregating approximately $30 million under capital expenditure programs, primarily at the South Deep and North Mara mines.

(l)	Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

19.	Pension Plans

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

Placer Dome uses a measurement date of September 30 for the majority of its pension plans.

Pension expenses are comprised of:

	Years ended December 31

	2003	2002	2001
	$	$	$

Defined benefit plans:
Service costs (benefits earned during the period)	8	8	6
Interest costs on projected benefit obligations	9	9	8
Expected return on plan assets	(7)	(8)	(7)
Amortization of experience gains/losses	2	—	—

	12	9	7
Defined contribution plans	5	1	3

	17	10	10

     The status of defined benefit plans is as follows:

	December 31

	Plans where assets		Plans where
	exceed accumulated		accumulated benefits
	benefits		exceed assets

	2003	2002	2003	2002
	$	$	$	$

Change in plan assets
Fair value of plan assets at beginning of year	35	55	53	37
Actual return on plan assets	3	(4)	7	(3)
Employer contribution	3	1	7	6
Benefits paid	(7)	(10)	(6)	(7)
Reclassification of balance at beginning of year (i)	—	(20)	—	20
Other (iii)	11	13	6	—

Fair value of plan assets at end of year	45	35	67	53

Change in benefit obligations
Benefit obligations at beginning of year	30	52	107	70
Service cost	4	4	4	4
Interest cost	2	2	7	7
Actuarial loss (gain)	2	(2)	7	5
Benefits paid	(7)	(10)	(6)	(7)
Reclassification of balance at beginning of year (i)	—	(28)	—	28
Other (iii)	10	12	15	—

Benefit obligations at end of year	41	30	134	107

Plan assets in excess of (less than) projected benefit obligations	4	5	(67)	(54)
Unamortized transition surplus	—	—	6	3
Unamortized experience loss	9	6	28	29

Accrued pension asset (liability) (ii)	13	11	(33)	(28)

Amounts recognized on the consolidated balance sheets consist of:
Accrued pension asset (liability)	13	11	(33)	(28)
Additional minimum pension liability (iv)	—	—	(23)	(16)
Intangible asset (iv)	—	—	1	2
Accumulated other comprehensive income	—	—	22	14

Net amount recognized on consolidated balance sheets (iv)	13	11	(33)	(28)

(i)	Due to movement of pension plans from net funded to net unfunded positions.

(ii)	Substantially all of the $33 million (2002 - $28 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.

(iii)	Includes the balances of AurionGold Limited at beginning of year.

(iv)	The additional minimum liability represents the excess of the unfunded accumulated benefit obligation over the net accrued pension liability on the balance sheets. An amount equal to the unrecognized prior service costs is set up as an intangible asset, with the remaining difference recognized as a reduction to other comprehensive income. The accumulated benefit obligation for all defined benefit pension plans at December 31, 2003 and 2002 was $163 million and $125 million, respectively.

a)	The asset allocation for Placer Dome’s pension plans by asset category are as follows:

	2004 - Target	2003	2002
	%	%	%

Equity securities	50-70	60	59
Debt securities	20-40	32	33
Real estate	4-10	4	6
Other	1-5	4	2

Total		100	100

Placer Dome’s investment strategy supports the objectives of the funds. The objective for the majority of the funds is to achieve a total annual return, over a 4 year period, equal to the greater of Consumer Price Index+3% and 91 days Treasury-Bills +1%. To achieve this objective, each fund has established a strategic asset allocation policy. The weighted average target allocation by asset class applicable to the funds is summarized above. The asset allocation is monitored regularly and rebalancing occurs when the target ranges are exceeded. Diversification requirements are in place to have investments across a range of asset classes and a combination of investment managers. Each manager has their own investment objectives for their respective mandates and their performance is measured against these objectives. Reviews of the investment objectives and the investment managers are performed periodically.

b)	In determining the present value of accumulated plan benefits and current service pension cost at December 31, the assumptions were:

	December 31

	2003	2002
	%	%

Average discount rate	6.0	6.0-6.5

Rate of compensation increase	3.0-4.0	3.0-4.0

Expected return on plan assets	6.5-8.0	4.0-8.0

The expected long term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for each asset class are determined using a model which factors in long term government debt rates, real bond yield trend, inflation, with a margin for equity and property returns based on long term expectations.

The amortization periods of unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 10 to 17 years and are based on the expected average remaining service life of each employee group.

c)	Placer Dome expects to contribute $19 million to its pension plans in 2004. The estimated future benefit payments are as follow:

$

2004	13
2005	14
2006	14
2007	14
2008	15
2009-2013	81

20.	Supplementary Information

(a)	Change in non-cash operating working capital comprise:

	Years ended December 31

	2003	2002	2001
	$	$	$

Accounts receivable	(22)	(5)	47
Inventories	(39)	(6)	34
Accounts payable and accrued liabilities	49	(12)	(59)
Income and resource taxes payable	(12)	8	2

Change in non-cash operating working capital	(24)	(15)	24

(b)	The following tables present additional financial information related to proportionate interests in joint ventures and equity investments.

	Proportionate
	Interests		Equity
	in Joint Ventures(i)		Investments(ii)

	2003	2002	2003	2002
	$	$	$	$

Current assets	168	149	15	12
Non-current assets	877	984	58	67
Current liabilities	95	140	7	8
Non-current liabilities	446	578	71	71

	Proportionate Interests			Equity
	in Joint Ventures(i)			Investments(ii)

	2003	2002	2001	2003	2002	2001
	$	$	$	$	$	$

Revenues	668	538	476	51	46	40
Cost and expenses	480	384	387	43	46	45

Earnings (loss) before taxes and other items	188	154	89	7	—	(5)
Net earnings (loss) before effect of change in accounting policy	145	131	116	7	2	(4)
Net earnings (loss) after effect of change in accounting policy	140	123	116	5	2	(4)

(i)	Includes the Corporation’s joint venture interests in the Cortez, Granny Smith (see note 3(c)), Musselwhite, Porcupine (see note 3(d)), Porgera (see note 3(c)), South Deep and Turquoise Ridge mines (see note 3(a)). The results of Granny Smith are included for the period ended October 22, 2002, when Placer Dome acquired control of AurionGold, which owned the remaining 40% of the Granny Smith Joint Venture. The results of Porcupine and Turquoise Ridge are included from July 1, 2002 and December 23, 2003 respectively, when Placer Dome formed the joint ventures.

(ii)	Includes the Corporation’s equity investments in La Coipa Mine.

(c)	Other comprehensive income comprises:

		Cumulative
		foreign	Minimum
	Unrealized	currency	pension	Unrealized	Unrealized
	gains on	translation	liability	currency	copper
	securities	adjustment	adjustment	derivatives	derivatives	Total
Opening, December 31, 2000	1	(29)	—	—	—	(28)
Unrealized Change	—	—	—	1	1	2
Tax related to unrealized	—	—	—	—	(1)	(1)
Reclassification to net earnings	—	(21)	—	—		(21)

Closing, December 31, 2001	1	(50)	—	1	—	(48)
Unrealized change	5	—	(14)	3	1	(5)
Tax related to unrealized	—	—	4	(1)	—	3

Closing, December 31, 2002	6	(50)	(10)	3	1	(50)
Unrealized Change	6	—	(7)	37	(21)	15
Tax related to unrealized	—	—	2	(12)	10	—

Closing, December 31, 2003	12	(50)	(15)	28	(10)	(35)

(d)	The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities. The following is a reconciliation of the net earnings (loss) between the U.S. and Canadian basis:

	Consolidated Statement of earnings (i)
	Years ended December 31
		2003		2002 (iii)			2001 (ii), (iii)
	$			$			$
	U.S.	Adjust-	Cdn.	U.S.	Adjust-	Cdn.	U.S.	Adjust-	Cdn.
	basis	ments	basis	basis	ments	basis	basis	ments	basis (ii)
Sales (iv)	1,763	39	1,802	1,209	50	1,259	1,223	43	1,266
Cost of sales (v)	1,090	25	1,115	698	42	740	705	48	753
Depreciation and depletion	267	27	294	187	26	213	182	36	218

Mine operating earnings	406	(13)	393	324	(18)	306	336	(41)	295

General and administrative	51	—	51	40	—	40	41	—	41
Exploration	76	1	77	52	—	52	44	—	44
Resource development, technology and other	64	—	64	55	—	55	56	2	58
Write-downs of mining interests (vi)	—	—	—	—	—	—	301	9	310

Operating earnings (loss)	215	(14)	201	177	(18)	159	(106)	(52)	(158)

Non-hedge derivative gains (losses) (vii)	46	(30)	16	3	(15)	(12)	(29)	28	(1)
Investment and other business income (viii) (x)	(3)	2	(1)	39	1	40	42	(22)	20
Interest and financing (viii) (ix)	(65)	11	(54)	(66)	23	(43)	(70)	23	(47)

Earnings (loss) before taxes and other items	193	(31)	162	153	(9)	144	(163)	(23)	(186)

Income and resource taxes	44	4	48	(34)	9	(25)	36	(5)	31
Equity in earnings (loss) of associates (i)	7	(7)	—	5	(5)	—	(1)	1	—
Minority interests (i)	2	—	2	—	—	—	(5)	—	(5)
Change in accounting policy (ii), (iii)	(17)	17	—	(8)	8	—	—	—	—

Net earnings (loss)	229	(17)	212	116	3	119	(133)	(27)	(160)

Net earnings (loss) per common share	0.56	(0.07)	0.49	0.33	0.03	0.30	(0.41)	(0.12)	(0.53)

(i)	The investments in MDO (50%), and Minera Las Cristinas C.A. (70% ownership until Placer Dome divested its interest in July 2001) are in the form of incorporated joint ventures. Under the U.S. basis, MDO was equity accounted for and Las Cristinas was fully consolidated. Under the Canadian basis these joint ventures were proportionately consolidated.

(ii)	During the fourth quarter of 2002, Placer Dome changed its accounting policy for US GAAP, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs (note 2(a)). For Canadian GAAP this was applied retroactively with restatement of 2001 comparative figures. The net impact was to reduce 2001 income by $8 million or $0.03 per share.

(iii)	On January 1, 2003, under the U.S. basis, Placer Dome adopted FAS 143, “Accounting for Asset Retirement Obligations” (see note 2(a)), and under the Canadian basis, adopted CICA 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. Under the U.S. basis, it was applied prospectively with a cumulative effect of $17 million booked through earnings in the first quarter of 2003. Under the Canadian basis the new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and an increase to the net earnings in 2002 and 2001 of nil and $28 million respectively.

(iv)	Of Placer Dome’s metals program, the majority relate to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception. Under the U.S. basis, in instances where Placer Dome delivers into the contracts prior to the initial delivery date, gains and losses are recognized on delivery. Under the Canadian basis the gains and losses related to these early deliveries are deferred and recognized at the initial intended delivery date.

(v)	Under the U.S. basis, in accordance with SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”), Placer Dome applies Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome’s common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period. Under the Canadian basis, the Company has, effective January 1, 2003, prospectively early adopted CICA 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year.

(vi)	Under the Canadian basis, the Getchell acquisition was accounted for by the purchase method compared with the pooling of interests method under U.S. GAAP. As a result, Getchell was subject to an additional write-down under Canadian GAAP of $25 million in 2001 being the value ascribed to exploration potential. In addition, under the U.S. basis (prior to the adoption of FAS 143 (see (iii))), impairment provisions on long-lived assets were calculated on a fair value basis at the time of the write-down, whereas under the Canadian basis they were accrued as the disturbance occurred.

(vii)	Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

(viii)	As disclosed in Note 14, Preferred Securities under the U.S. basis are accounted for as long-term debt. Under the Canadian basis, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under the U.S. basis, whereas under the Canadian basis, they are credited to contributed surplus in shareholders’ equity.

(ix)	In October, 2003 Placer Dome issued $230 million of senior convertible debt. Under the U.S. basis, these are accounted for as debt. Under the Canadian basis, there is a debt and an equity portion. The proceeds of the offering is allocated between the debt and equity portion using the residual method. The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amount of accretion in 2003 was $1 million.

(x)	Included in U.S. GAAP investment income in 2001 is $21 million related to the cumulative translation adjustment recognized on the closure of the Kidston Mine. Under Canadian GAAP, the cumulative translation adjustment related to Kidston Mine was nil. The use of the different exchange rates and the different adoption dates for Canadian and U.S. GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders’ equity. Effective January 1, 1991 the Corporation adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis the Corporation’s financial statements for all years prior to January 1, 1991 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1990. Under the U.S. basis pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date the Corporation was formed by the amalgamation of three predecessor companies.

ITEM 7: MARKET FOR SECURITIES

Market Information

The Corporation’s common shares (the “Common Shares”) are listed on the New York Stock Exchange in the United States, the Toronto Stock Exchange in Canada, the Australian Stock Exchange in Australia, Euronext - Paris in France and the Swiss Exchange in Switzerland. The Common Shares are listed under the stock symbol PDG.

International Depositary Receipts representing the Common Shares are listed on Euronext - Brussels in Belgium.

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

Trading Price and Volume

The Toronto Stock Exchange and the New York Stock Exchange are the principal exchanges on which the Common Shares are traded. Shown below are high and low sale prices for the Common Shares for each of 2003 and 2002.

	2003			2002
	High	Low	Volume	High	High	Volume
	$		$(000’s)	$		$(000’s)
Toronto Stock Exchange
(Canadian dollars)
First quarter	18.84	12.75	192,105	22.05	16.42	156,191
Second quarter	17.01	13.50	124,044	22.57	16.92	194,043
Third quarter	19.85	15.90	134,240	17.60	12.52	251,891
Fourth quarter	24.36	17.54	135,927	18.59	12.66	208,558
New York Stock Exchange
Composite Transactions
(United States dollars)
First quarter	12.08	8.71	116,225	13.85	10.34	101,682
Second quarter	12.70	9.10	84,273	14.74	11.15	114,134
Third quarter	14.65	11.38	94,586	11.99	7.91	170,317
Fourth quarter	18.71	13.19	119,739	11.90	7.97	111,256

Shareholders

The Corporation had 15,780 registered shareholders of record as at February 26, 2004. The Articles and by-laws of the Corporation contain no restrictions on the right to hold or vote the Corporation’s Common Shares. There are no government laws, decrees or regulations in Canada which restrict the export or import of capital (including foreign exchange controls), or which affect the remittance of dividends or other payments to non-resident shareholders, subject to applicable withholding taxes discussed below.

Dividends

A dividend of $0.05 per share was paid in each of the months of April and September 2003.

A dividend of $0.05 per share was declared on February 26, 2004 payable on April 12, 2004 to shareholders of record as at March 12, 2004.

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

ITEM 8: DIRECTORS AND EXECUTIVE OFFICERS

Directors of Placer Dome Inc.

The current directors of the Corporation and their principal occupations for the past five years are shown in the following table. Also included in the table are other boards on which they currently serve. The term of office of each current director will expire at the next annual meeting or when his or her successor is duly elected or appointed. The directors who are members of the Corporation’s Audit, Corporate Governance, Safety and Sustainability and Human Resources and Compensation Committees are noted below.

Name and Municipality of	Became a	Principal occupation (for the past five
Residence	director	years unless otherwise shown)
G. Bernard Coulombe Asbestos, Quebec, Canada (3)	1994	Mining Consultant for Raymond Chabot Grant Thornton (monitor of the business and financial affairs of Jeffrey Mine Inc.*) since October 2002; prior thereto, President and CEO, Jeffrey Mine Inc. (producer of chrysotile asbestos fibres). Director and Vice-Chairman, Niocan Inc.

John W. Crow Toronto, Ontario, Canada (1) (4)	1999	President, J & R Crow Inc. (economic and financial consultants). Director, Rockwater Capital Corporation, Timminco Limited, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation, Canadian Tire Bank, Lawrence Enterprise Fund and Arts for Children of Toronto.

Graham Farquharson Toronto, Ontario, Canada (2) (3)	1999	President, Strathcona Mineral Services Limited (mining industry consulting company). Director, Cambior Inc., Consolidated Thompson-Lundmark Gold Mines Limited, Canadian Mineral Industry Education Foundation and Physicians Services Incorporated Foundation.

Robert M. Franklin Willowdale, Ontario, Canada (2) (4)	1987	Non-Executive Chairman of the Board of the Corporation; President, Signalta Capital Corporation (investment company). Director, Toromont Industries Ltd., ELI Eco Logic Inc., Call Net Enterprises Inc., Great Lakes Carbon LLC and Serica Energy Corporation.

David S. Karpin Toorak, Australia (1) (3)	1998	Consultant; Chairman, Melbourne Health since July 2000; Chairman, Magnesium International Limited, Mt. Eliza Business School, and Warrnambool Cheese and Butter Factory Limited; Director, Racing Victoria Limited, Thorough Vision Limited, Institute of Public Affairs Limited and a council member of Curtin University.

Alan R. McFarland New York, New York, USA (1)	1987	Managing Member, McFarland Dewey & Co. LLC (investment bankers). Director, Masonite International Corporation; Trustee, National Constitution Center, Philadelphia and the Children’s Aid Society, New York City; President of Trustees, St. Andrews’ Dune Church Southampton, New York.

Name and Municipality of	Became a	Principal occupation (for the past five
Residence	director	years unless otherwise shown)
Clifford L. Michel Gladstone, New Jersey, USA (4)	1987	Senior Counsel, Cahill Gordon & Reindel LLP (law firm) since February 2001, and prior thereto, Partner; President and CEO and a director of Wenonah Development Company (private investment company), President and CEO, HomeWinds Foundation; trustee of a complex of mutual funds managed by Aliiance Capital Management, and a trustee of St. Mark’s School; and the Treasurer of Jockey Hollow Foundation.

Edythe A. Parkinson-Marcoux Canmore, Alberta, Canada (2) (3)	1997	Consultant and Strategic Advisor, Southern Pacific Petroleum (petroleum company) from April 2001 to December 2003; Consultant and Strategic Advisor, Ensyn Group Inc. (petroleum and biomass company) from November 2001 to December 2003; Chairman, Ensyn Energy Corp. (petroleum company) from May 2001 to November 2001; President and CEO, Ensyn Energy Corp. from March 1998 to May 2001; prior thereto, President, Gulf Heavy Oil (petroleum company). Director, National Bank of Canada, Ensyn Energy Corporation, SNC Lavalin Inc., Sustainable Development Technology Canada and the Energy Council of Canada.

Jay K. Taylor Blaine, Washington, USA	1999	President of the Corporation since September 1999 and CEO since February 2000; Executive Vice-President, North America from July 1998 to September 1999; President and CEO, Placer Dome North America from August 1997 to February 2000; President and CEO, Placer Dome U.S. Inc. from March 1995 to November 1999. Director, International Council on Mining and Metals, the World Gold Council and the Vancouver Board of Trade. Member of the Canadian Council of Chief Executive Officers.

Vernon F. Taylor III Oak Creek, Colorado, USA (2)	1987	Co-Chairman, Optigas Inc. (a company that gathers and markets natural gas) since March 2002; Partner, The Chart Group L.P. (investment bankers) since November 1999; private investor; prior thereto, Chairman, Breece Hill Technologies, Inc. (private computer peripherals manufacturer). Director, Wencoast Restaurants.

William G. Wilson Dublin, Ireland (1) (4)	1993	Chairman of the Board, Dundee Precious Metals Inc. (gold and precious metals investment company) since June 2002. Prior thereto, Business Consultant. Director, Serica Energy Corporation.

(1)	Member of Audit Committee.

(2)	Member of Corporate Governance Committee.

(3)	Member of Safety and Sustainability Committee.

(4)	Member of Human Resources and Compensation Committee.

* - A company under the protection of the Companies’ Creditors Arrangement Act

Audit Committee

The members of the Audit Committee are Mr. William Wilson, Mr. Alan McFarland, Mr. John Crow and Mr. David Karpin. The Board has determined that all members of the Audit Committee are “financially literate” as that term is defined in the practice notes to the Toronto Stock Exchange proposed corporate governance guidelines and, “independent” pursuant to the criteria included in the Corporation’s Corporate Governance Guidelines, and as that term is defined in the New York Stock Exchange listing standards. A member of the Corporation’s Audit Committee, Mr. John Crow, also serves as a member on six other public company audit committees. The Board has determined that Mr. Crow’s simultaneous service on more than three public company audit committees does not impair his ability to effectively serve on the Corporation’s Audit Committee. In making this determination, the Board reviewed Mr. Crow’s ability to commit time to Board and Audit Committee matters, his attendance record at Board and Audit Committee meetings, and based on information provided by Mr. Crow, the nature, complexity, timing and reporting frequency of the other audit committees on which he serves. No other members of the Corporation’s Audit Committee serve on more than three public company audit committees.

External Auditor Service Fees

	Year ended December 31, 2003	Year ended December 31, 2002
	(000’s)	(000’s)
Audit fees	$1,244	$957
Audit related fees	$796	$593
Tax fees	$42	$ nil
All other fees	$ nil	$213

	$2,082	$1,763

The nature of each category of fee is described below:

Audit Fees

Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements contained in the Form 40-F, Annual Information Form and Management Proxy Circular and Statement documents.

Audit Related Fees

Includes assurance and related services provided by the independent auditor that are related to the performance of the audit, principally for consultation regarding financial accounting and reporting standards and employee benefit plan audits.

Tax Fees

Relates to tax compliance services provided by the independent auditor, including assistance with questions regarding tax audits and the preparation of employee tax returns under the Corporation’s expatriate tax services programs.

All Other Fees

Principally related to legal services in connection with a Canadian tax litigation matter.

The Audit Committee has a practice of pre-approving audit and non-audit services provided by the independent auditor. The Committee has delegated to its Chairman, the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve audit and non-audit services provided by the independent auditor up to a maximum amount of US$250,000 in the aggregate. All such pre-approvals shall be reported by the Chairman at the meeting of the Audit Committee next following the pre-approval.

Executive Officers of Placer Dome Inc.

The executive officers of the Corporation and their principal occupations for the past five years (which have been with the Corporation, except as noted) are shown in the following table. Officers are elected or appointed by the Board of Directors and serve at the pleasure of the Board.

Name and Municipality of
Residence	Office
Joseph L. Danni Vancouver, British Columbia, Canada	Vice-President, Corporate Relations since January 2003; Vice-President, Corporate Relations and Sustainability, Placer Dome America Holding Corporation from March 2001 to January 2003; Vice-President, Corporate Relations, Placer Dome North America Limited from August 1999 to May 2001; prior thereto, Vice-President, Corporate Relations.

Keith D. Ferguson North Vancouver, British Columbia, Canada	Vice-President, Safety and Sustainability since March 2002; Vice-President, Sustainability from August 2001 to March 2002; Manager, Environmental Affairs (Canada), Placer Dome (CLA) Limited from January 1994 to August 2001; Manager Equity Division, Placer Dome (CLA) Limited from January 2000 to August 2001.

Tony S. Giardini Vancouver, British Columbia, Canada	Vice-President and Treasurer of the Corporation since December 2003; Treasurer from November 2002 to December 2003; Director, Treasury operations from May 2000 to October 2002; prior thereto, Manager, Treasury Operations.

Jennifer A. Gordon Vancouver, British Columbia, Canada	Senior Vice-President, Human Resources since November 2001; Vice-President, Human Resources from June 2000 to November 2001; Director, Corporate Human Resources from November 1999 to June 2000; Manager, Human Resources from March 1999 to November 1999; prior thereto, Manager, Human Resources, Finning International Inc.

Geoffrey A. Handley North Vancouver, British Columbia, Canada	Executive Vice-President, Strategic Development since October 2002; Senior Vice-President, Exploration and Corporate Development from May 2000 to October 2002; prior thereto, General Manager, Exploration and Corporate Development, Placer Pacific Limited.

William M. Hayes Denver, Colorado, USA	Executive Vice-President, United States and Latin America since October 1999; President and CEO Placer Dome America Holding Corporation since November 1999; prior thereto, President and CEO, Placer Dome Latin America.

Rex J. McLennan West Vancouver, British Columbia, Canada	Executive Vice-President and CFO since July 1998; prior thereto, Senior Vice-President and CFO.

Bruce B. Nicol Delta, British Columbia, Canada	Vice-President and Controller.

George N. Paspalas Parktown, South Africa	Executive Vice-President, South Africa since October 2002; Mine General Manager, Granny Smith Mine from June 2000 to October 2002; prior thereto, Mine General Manager, Osborne Mine.

Name and Municipality of
Residence	Office
George E. Pirie Toronto, Ontario, Canada	Executive Vice-President, Canada since December 2002; Acting President and CEO, Canada, Placer Dome (CLA) Limited from November 2001 to December 2002; CFO, Canada, Placer Dome (CLA) Limited since February 1999; prior thereto, Commercial Manager, North America, Placer Dome Exploration Inc.

J. Donald Rose Vancouver, British Columbia, Canada	Executive Vice-President, Secretary and General Counsel since November 2001; prior thereto, Vice-President, Secretary and General Counsel of the Corporation.

Jay K. Taylor Blaine, Washington, USA	See “Directors of Placer Dome Inc.”

Peter W. Tomsett Chelmer, Queensland Australia	Executive Vice-President, Asia Pacific since January 2001; Vice-President, Operations, Asia Pacific from April 2000 to December 2000; General Manager, Investor Relations from March 1998 to March 2000; prior thereto, Resident Manager, Osborne Mine.

To the knowledge of the Corporation, the number of Common Shares of the Corporation which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Corporation as a group, as at January 31, 2004, was 811,138, representing 0.20% of the outstanding Common Shares.

To the best of the Corporation’s knowledge, having made due inquiry, no director or executive officer of the Corporation is or has been in the last 10 years, a director or officer of another issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or (b) became bankrupt or made a bankruptcy or insolvency related proposal or was subject to or instituted proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: At the request of the Corporation, Mr. C. L. Michel was serving as a director of TemTechCo., Inc. (formerly Tempo Technology Corporation) when, in May of 1995, that company filed a petition in the United States Bankruptcy Court for the district of Delaware, seeking protection under Chapter 11 of the United States Bankruptcy Act, which petition was subsequently dismissed. Mr. G. Bernard Coulombe was the President and Chief Executive Officer of Jeffrey Mine Inc., a company that made an arrangement with creditors within a year of his ceasing to act as President and Chief Executive Officer of that company. Ms. Edythe A. Parkinson-Marcoux was a director of Southern Pacific Petroleum, a company listed on the Australian Stock Exchange, when receivership proceedings were initiated by its major secured creditor on December 2, 2003.

ITEM 9: ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional information, including information as to Directors’ and Officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the Management Proxy Circular and Statement of the Corporation dated as of March 1, 2004 in connection with its Annual and Special Meeting of Shareholders scheduled for May 5, 2004. As well, additional financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis contained in the 2003 Annual Report.

The Corporation’s Corporate Governance Guidelines are available on the Corporation’s website at www.placerdome.com. The Corporation will provide a printed copy of the Corporate Governance Guidelines to any shareholder of the Corporation upon request.

The Corporation will provide to any person or company, upon request to the Secretary of the Corporation, the following information, provided the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation and, at the time of the request, the securities of the Corporation are not in the course of a distribution under a preliminary short form prospectus or short form prospectus:

(a)	one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(b)	one copy of the comparative financial statements of the Corporation for the year ended December 31, 2003 together with the accompanying report of the auditors and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c)	one copy of the Management Proxy Circular and Statement of the Corporation dated March 1, 2004 in connection with the Annual and Special Meeting of Shareholders of the Corporation to be held on May 5, 2004; and

(d)	one copy of any other document incorporated by reference in a preliminary short form prospectus or short form prospectus if securities of the Corporation are in the course of distribution.

PLACER DOME INC.
FORM 40-F DECEMBER 31, 2003

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2003, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Act of 1934). Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No changes were made in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting subsequent to the date of their evaluation.

OFF BALANCE SHEET ARRANGEMENTS

See page 93 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “Forward Sales, Options and Other Commitments (including off balance sheet arrangements)”.

AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. William Wilson has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Corporation. Mr. Wilson was the Chief Financial Officer of Nova Corporation and Cominco Ltd. Prior to that, he was an audit partner with Clarkson, Gordon & Co. The Securities and Exchange Commission has indicated that the designation of Mr. Wilson as an audit committee financial expert does not make Mr. Wilson an “expert” for any purpose, impose any duties, obligations or liability on Mr. Wilson that are greater than those imposed on members of the audit committee and board members who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Corporation has adopted a Code of Conduct that applies to all directors and employees, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available on the Corporation’s website at www.placerdome.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 170 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “External Auditor Service Fees”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 92 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “Financial Condition and Liquidity”.

DISCLOSURE OF CRITICAL ACCOUNTING ESTIMATES

See page 85 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “Application of Critical Accounting Policies”.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 170 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “Audit Committee”.

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

Consent to Service of Process

Consent to Service of Process on Form F-X in connection with the Common Shares has been previously filed with the SEC.

EXHIBITS

The following exhibits are filed as part of this report:

1.	Consent of Ernst & Young LLP.

2.	Consents from the following persons, who are listed as “qualified persons” under note 15 of the Corporation’s Mineral Reserve and Mineral Resource tables, in accordance with National Instrument 43-101 of the Canadian Securities Administrators: Stephane Blais, Glen Kuntz, Robert MacDonald, Andrew Cheatle, Simon Pollard, Stephen Taylor, Alastair Still, Paul Buckley, John Porterfield, Britt Buhl, Ray Hodson, Richard Boffey, Malcolm Titley, Sean Halpin, Mark Kaesehagen, Andrew Law, Steven Tombs, Jon Abbott, Roger Cooper, Lara Bruhns, Ben Playford, David Williams, Sharn Morrison, Peter Willcox, Philip Agnew, Frank Tullemans, Trevor Jones, John Butterworth, Anthony Burgess, Roger Hill, Dexter Ferreira, Adrian Adams, Rob Usher, Peter Stockman, Mauricio Rubio, Andres Guaringa, Juan Ochoa, Eduardo Jofre, Jorge Aceituno, Marc Jutras, Rob Pease, and Chris Keech.

3.	The Corporation’s consolidated financial statements for the year ended December 31, 2003 and Management Discussion and Analysis of financial conditions and results of operations thereon prepared in accordance with Canadian generally accepted accounting principles.

31.	Certification required by Rule 13a-14(a) / Rule 15d-14(a) – Certification of the Corporation’s Chief Executive Officer and Chief Financial Officer.

32.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PLACER DOME INC.
Registrant

“J. Donald Rose”

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
March 5, 2004