Form 40-F/A
period 2003-12-31
PLACER DOME INC
filed 2004-03-15
CIK 819996

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40 – F/A

[   ]     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934.

[X]     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the Fiscal Year Ended: December 31, 2003                      Commission File Number 1-9662

PLACER DOME INC.
Canada
(Jurisdiction of incorporation or
organization)

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Stn.
Vancouver, British Columbia
Canada V7X 1P1
Telephone: (604) 682-7082
(Registrant's Principal Executive Offices)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable
(I.R.S. Employer Identification Number)

Robert M. Riggs
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York
10005-2072
Telephone: (212) 732-3200
(Agent for Service in the United States)

        Securities registered pursuant to Section 12(b) of the Act:

        Title of Each Class:                  Name of Each Exchange on Which Registered:

Common Shares	New York Stock Exchange Toronto Stock Exchange Australian Stock Exchange	Euronext-Paris Swiss Exchange

Common Share Purchase Rights	New York Stock Exchange Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:
|X|     Annual Information Form         |X|     Audited Annual Financial Statements

At December 31, 2003, 411,530,294 Common Shares of the Registrant were outstanding.

Indicate by check mark whether the Registrant by filing the information in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such Rule.    Yes         No |X|

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|    No

INTRODUCTORY NOTE

By this Amendment No. 1 on Form 40-F/A to its Annual Report on Form 40-F filed on March 5, 2004, the Registrant is correcting certain inadvertent typographical errors on page 169 of the Renewal Annual Information Form filed as Document 1 in its Annual Report on Form 40-F as follows:

Clifford L. Michel Gladstone, New Jersey, USA (4)	1987	Senior Counsel, Cahill Gordon & Reindel LLP (law firm)
since February 2001, and prior thereto, Partner; President
and CEO and a director of Wenonah Development Company
(private investment company), President and CEO,
HomeWinds Foundation; Trustee of a complex of mutual
funds managed by Alliance Capital Management; Trustee of
St. Mark's School; Treasurer of Jockey Hollow Foundation.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PLACER DOME INC.
Registrant

"J. Donald Rose"

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
March 12, 2004