Form 40-F
period 2004-12-31
PLACER DOME INC
filed 2005-03-04
CIK 819996

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40 - F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934.

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the Fiscal Year Ended: December 31, 2004	Commission File Number 1-9662

PLACER DOME INC.

Canada	1041	Not Applicable
(Jurisdiction of incorporation or	(Primary Standard Industrial	(I.R.S. Employer Identification
organization)	Classification Code Number)	Number)
Robert M. Riggs
Suite 1600, 1055 Dunsmuir Street		Carter Ledyard & Milburn LLP
P.O. Box 49330, Bentall Postal Stn.		2 Wall Street
Vancouver, British Columbia		New York, New York
Canada V7X 1P1		10005-2072
Telephone: (604) 682-7082		Telephone: (212) 732-3200
(Registrant’s Principal Executive Offices)		(Agent for Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class:	Name of Each Exchange on Which Registered:

Common Shares	New York Stock Exchange	Euronext-Paris
	Toronto Stock Exchange	Swiss Exchange
Australian Stock Exchange

Common Share	New York Stock Exchange
Purchase Rights	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

At December 31, 2004, 436,395,449 Common Shares of the Registrant were outstanding.

Indicate by check mark whether the Registrant by filing the information in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such Rule. Yes ☐   No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

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

     Documents Included in this Form

1.	Renewal Annual Information Form for the fiscal year ended December 31, 2004 including Consolidated Financial Statements for the fiscal year ended December 31, 2004, together with the auditors’ report thereon, and Management’s Discussion and Analysis of financial condition and results of operations each prepared in accordance with United States generally accepted accounting principles.

PLACER DOME INC.
FORM 40-F
TABLE OF CONTENTS

FORM 40-F

ANNUAL INFORMATION FORM

ITEM 1: COVER PAGE

ITEM 2: CORPORATE STRUCTURE
Incorporation
Subsidiaries and Management Structure
Organization Chart

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

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

ITEM 8: MARKET FOR SECURITIES

ITEM 9: DIRECTORS AND EXECUTIVE OFFICERS

ITEM 10: LEGAL PROCEEDINGS

ITEM 11: TRANSFER AGENTS AND REGISTRARS

ITEM 12: MATERIAL CONTRACTS

ITEM 13: INTERESTS OF EXPERTS

ITEM 14: ADDITIONAL INFORMATION

EXHIBIT 1: Consent of Ernst & Young LLP
EXHIBIT 2: Consent of Steffen, Robertson & Kirsten
EXHIBIT 3: Consolidated Financial Statements and MD&A
EXHIBIT 31: Section 302 Certification
EXHIBIT 32: Section 906 Certification

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Stn.
Vancouver, British Columbia
Canada V7X 1P1
Telephone: (604) 682-7082
Website: www.placerdome.com

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2004

Dated February 23, 2005

FORWARD-LOOKING STATEMENTS

This Form 40-F and Renewal Information Form and the documents incorporated by reference herein contain “forward-looking statements” that were based on Placer Dome’s expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome’s mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	uncertainties and costs related to Placer Dome’s exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

•	uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•	expected effective future tax rates in jurisdictions in which our operations are located;

•	the protection of the health and safety of mine workers; and

•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•	changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, electricity and other forms of energy, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand and Chilean peso;

•	the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults;

•	geopolitical uncertainty and political and economic instability in the countries in which we operate; and

•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome’s actual results, performance, achievements or financial position is contained in “Risks and Uncertainties” in the Management’s Discussion and Analysis section and elsewhere in this Form 40-F and Renewal Annual Information Form, and in the documents incorporated by reference herein, and other filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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

Subsidiaries and Management Structure

Each of Placer Dome’s mining operations is managed by a mine general manager (who reports to an executive general manager responsible for overseeing operations in the country in which the mine is located) as a decentralized business unit operating under standard policies, systems and procedures established by the Corporation. Global operations, non-minesite exploration and acquisition strategies, project development, corporate financing and global tax planning are managed centrally. The majority of Placer Dome’s metals and currency risk management programs are also implemented by the Corporation and non-Canadian subsidiaries of the Corporation. The Corporation’s risk management programs are subject to central oversight by the Corporation’s Board of Directors and by a Commodity and Currency Risk Management Committee chaired by the Executive Vice-President and Chief Financial Officer. The Corporation’s evaluations, design and construction and research groups, located in Vancouver, Canada, provide engineering and technical support services.

The chart on page 6 shows, as at February 23, 2005, the principal mines, divisions, operating subsidiaries, joint ventures and associated companies of the Corporation and its percentage ownership interest, on an undiluted basis, in each (ownership is 100%, except as otherwise indicated).

(1)	This chart represents Placer Dome’s corporate and management structure. All corporate entities on the chart have their place of incorporation shown in parentheses. Ownership is 100%, except as otherwise indicated. Significant by-products are noted parenthetically.

(2)	Placer Dome’s ownership interest in Misima Mines Limited is through Placer Dome (PNG) Limited. The Misima mine ceased production in May 2004 due to the depletion of ore.

(3)	Placer Dome’s ownership interest in the Porgera Joint Venture is through Placer Dome (PNG) Limited and Goldfields PNG Holdings Limited. Placer Dome PNG Limited is 100% owned by Placer Dome Niugini Limited which is incorporated in Papua New Guinea.

(4)	Compañia Minera Mantos de Oro is an incorporated joint venture.

(5)	Kundana mine includes 100% of Kundana, 51% of East Kundana and 49% of Mungari West mines. The Paddington and Kundana mills and related gold mines are referred to collectively as “Kalgoorlie West” in this Annual Information Form.

(6)	The participants in the Granny Smith Joint Venture are Placer (Granny Smith) Pty. Limited, which is incorporated in Western Australia (60% interest) and Granny Smith Mines Limited, which is incorporated in New South Wales (40% interest). As a result of the AurionGold acquisition in 2002, Granny Smith Mines Limited is now 100% owned by Placer Dome.

(7)	Placer Dome’s interest in Placer Dome Tanzania Limited is held through East African Gold Mines Limited, which is incorporated in the Australian Capital Territory.

(8)	Another significant subsidiary not shown on the chart is AurionGold Limited, which is incorporated in the Australian Capital Territory and owned 100% by Placer Dome Asia Pacific Limited.

(9)	Three other significant subsidiaries not shown on the chart are PDG Finance (Cayman) LLC, which is incorporated in the Cayman Islands, and PDG Bank Limited and PDG Finance SRL, which are incorporated in Barbados, all of which are owned, directly or indirectly, 100% by PDG Aurora LLC.

(10)	Zaldívar Chile Inc., which is incorporated in Barbados, owns 99.999% of Compañía Minera Zaldívar. Placer BC Limited, which is incorporated in Barbados, owns 100% of Zaldívar Chile Inc.

(11)	Placer Dome’s ownership interest in the Cortez mine is through Placer Cortez Inc., which is incorporated in Delaware, U.S.A.

(12)	Placer Dome South Africa (Proprietary) Limited is 100% owned by PDG Aureate Limited, which is incorporated in the Cayman Islands. PDG Aureate Limited is 100% owned by Placer Dome Africa Holdings (Cayman) Limited, which is incorporated in the Cayman Islands.

(13)	Placer Dome’s ownership interest in the Turquoise Ridge mine is through Placer Turquoise Ridge Inc., which is incorporated in Delaware, U.S.A.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation prepares and files its Annual Information Form, consolidated financial statements (the “Consolidated Financial Statements”) and management’s discussion and analysis (“MD&A”) in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). Accordingly, the discussions and disclosures contained herein are based on U.S. GAAP. The consolidated financial statements and MD&A prepared in accordance with Canadian GAAP (also in U.S. dollars) are filed with various Canadian regulatory authorities.

General Development of the Business

Placer Dome is principally engaged in the exploration for, and the acquisition, development and operation of gold mineral properties. At present, major mining operations are located in Canada, the United States, Australia, Papua New Guinea, South Africa, Tanzania and Chile. Exploration work is carried out in the above-mentioned countries and many others elsewhere throughout the world. Placer Dome’s principal product and source of earnings is gold, although significant quantities of copper and silver are also produced.

Placer Dome’s financial objective is long-term growth in cash flow and earnings per share through successful gold and other metals exploration, property acquisition, technology development and application, mine development and mine operations. The strategy generates value for shareholders through the optimization of production from existing operations and the acquisition and development of long-life, low cost gold and other metal mining opportunities. Life of mine operational plans are focused on optimizing each mine’s discounted long-term cash flow (“NPV”); and maximizing pre-tax cash flow over the long-term. Financial performance for the Corporation is monitored annually against targets for operating earnings and cash flow from operations, as well as operating measures such as metal production, unit production costs, and net asset value accretion (“NAV”) as measured by changes in consolidated NPV of the Corporation’s long-term projected net cash flows. The Corporation incurs taxes in a number of countries in which it conducts business, and seeks to organize its corporate structure and activities to optimize its overall group tax position.

Consistent with the Corporation’s strategy and financial objectives, Placer Dome optimizes the performance and value of existing assets, invests in new high quality assets and improves its business performance through innovation. During 2004, Placer Dome completed underground development at the Turquoise Ridge mine, the North Mara mill expansion and construction of the South Deep Twin Shaft project. It also commenced development of the Pamour and Raleigh mines and continued to advance its development projects, including the Cortez Hills deposit. In July 2003, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold Mines Limited (“East African Gold”) for approximately $255 million. The acquisition provides Placer Dome with the North Mara open pit gold mine in northern Tanzania and also included an extensive land package in the area. During 2003, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property and subsequently entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) for the Getchell and Turquoise Ridge mines. Placer Dome owns 75% of the joint venture and is the operator while Newmont owns a 25% interest. Also during 2003, Placer Dome commenced the development of Top Pit Stage 7 of the Bald Mountain mine and Stage 5B of the Golden Sunlight mine (both completed in 2004). On December 31, 2002, Placer Dome completed the acquisition of 100% of the outstanding shares of AurionGold Limited (“AurionGold”) in exchange for the issuance of 77,934,094 common shares of Placer Dome and the payment of $63 million in cash to the shareholders of AurionGold. The acquisition increased Placer Dome’s ownership in the Granny Smith and Porgera gold mines to 100% and 75% respectively and included the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”), the Kanowna Belle mine and the Henty gold mine in Australia. It also provided significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. Also during 2002, Placer Dome and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. See note 3 to the Corporation’s consolidated financial statements for a more detailed description of the East African Gold and AurionGold acquisitions and the formation of the Turquoise Ridge and Porcupine Joint Ventures.

Placer Dome’s business performance and mineral reserves are impacted by fluctuations in metal prices. In 2004, the price of gold averaged $409 per ounce and traded between $372 and $457 per ounce. This is up from an average of $363 per ounce in 2003 and $310 per ounce in 2002, and a range of $278 to $416 per ounce over the two year period ended December 31, 2003. As a result of this, Placer Dome increased its long-term price assumption in 2004 from $350 to $375 per ounce for planning purposes and $350 per ounce for mineral reserves. Mining interest impairment analyses were performed using a long-term gold price of $375 per ounce in 2004, $350 per ounce in 2003 and $300 per ounce in 2002. In 2004, aside from specific asset writedowns totaling $16 million, primarily at the Zaldívar mine due to obsolescence as a result of technological changes, and in 2003 and 2002, the Corporation determined that no write-downs of the carrying values of mining interests were required.

The Corporation’s share of proven and probable mineral reserves at year-end 2004, calculated using an appropriate cut-off grade associated with an average long-term gold price of $350 per ounce, was estimated to be 59.9 million ounces of gold (refer to the mineral reserve and mineral resource tables on pages 15 to 22 for further details). During 2004, exclusive of mineral reserve depletion through mining, the Corporation increased its share of mineral reserves by approximately 3.6 million ounces compared to increases of 12.2 million ounces in 2003 and 11.6 million ounces in 2002. In line with its emphasis on focusing exploration expenditures on its existing mine sites, of the above mineral reserve increases, in 2004 approximately 3.6 million ounces were at existing mine sites compared to 8.3 million ounces in 2003 and 4.6 million ounces in 2002.

For further information about material properties of the Corporation see the Material Property discussions commencing on page 23 of this report. See the Selected Consolidated Financial Information in Item 5 of this report for information on significant transactions affecting the development of the Corporation’s business in the last three years.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

Operations

The Corporation’s share of gold production in 2004 was sourced from mines in Australia (26%), the United States (22%), Papua New Guinea (22%), Canada (16%), South Africa (6%), Tanzania (6%) and Chile (2%). The Zaldívar Mine in Chile and Osborne Mine in Australia contributed 79% and 21%, respectively, to the Corporation’s share of copper production in 2004. See note 4 to the consolidated financial statements in Item 6 of this report for information on Placer Dome’s segment revenues, mine operating earnings and property, plant and equipment balances. See the Review of Financial Results section of the Management’s Discussion and Analysis in Item 6 of this report for information regarding expected 2005 effective tax rates for mining earnings in the principal jurisdictions in which operations are located.

Production in each of the last three years was: (1)

		2004	2003	2002
Gold (000 ounces)	- consolidated	3,571	3,785	2,756
	- the Corporation’s share	3,652	3,861	2,823

Copper (million pounds)	- consolidated and the Corporation’s share	412.8	425.4	427.5

(1)	Consolidated figures include 100% of production by the Corporation and its subsidiaries and the pro-rata share of production of unincorporated joint ventures, but excludes production of equity accounted associates (La Coipa). The Corporation’s share includes the equity share of production from associates, but excludes the minority shareholder percentage of production by subsidiaries.

Exploration

Placer Dome’s exploration strategy focuses on near mine exploration as well as global exploration and combines near-term and long-term objectives. In the near term, Placer Dome seeks to move its existing advanced exploration projects to development and mine status, and to acquire promising early to advanced-stage exploration projects both near our mines and globally. Long-term programs include generative and grassroots exploration both near our mines and in certain priority belts globally to identify promising gold mineral deposits.

The exploration group within Placer Dome manages its global exploration program by evaluating and prioritizing exploration opportunities, allocating resources to projects and directing activities internationally. The management structure of the exploration group includes an Executive Vice-President, located in Vancouver, and regional managers who lead and coordinate exploration activities in Canada (Vancouver and Toronto, Canada offices), United States and Central America (Reno, United States office), South America (Santiago, Chile; and Lima, Peru offices), Africa and Eurasia (Johannesburg, South Africa office) and Australia and Asia-Pacific (Brisbane and Perth, Australia offices). Activities are managed from these regional offices and guided by a senior management group distributed amongst the offices.

Exploration expenses during 2004, including exploration activities at operating mines, amounted to $77 million, virtually all of which was spent in the search for gold. Consolidated exploration expenses for each of the last three years are as follows:

($ in millions)	2004	2003	2002
Australia and Asia-Pacific	27	27	13
Canada	22	20	12
United States and Central America	15	13	15
Africa and Eurasia	8	7	4
South America	4	5	4
Other	1	4	4

	77	76	52

Placer Dome’s 2005 exploration expenditures are expected to be approximately $90 million, with approximately two-thirds of the amount allocated to exploration at existing mine sites.

Technology

Part of Placer Dome’s strategy is to invest in research and new technology. The technology initiatives involve research and development for improved methods of locating, extracting and processing ore at lower costs, with less risk to the health and safety of our employees, and with less disturbance to the environment.

In 2004, technology expenses totalled $7 million, and it is anticipated that expenditures in 2005 may be as much as $13 million.

Marketing

Gold

Gold is a metal traded on world markets, with benchmark prices generally based on the London gold market quotations. Gold bullion is held principally as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”. Governments, central banks and other official institutions hold approximately 29,200 tonnes of gold as an important component of exchange reserves, representing almost 19% of the total above ground stocks. Due to the size of the international bullion market and above ground stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Primary demand for gold is in the fabrication of jewellery which accounts for approximately 68% of the annual demand. Short term investment demand (or dis-investment — “dishoarding”) may result in significant and erratic contributions to demand or supply. Other uses include coin and bar fabrication, dentistry and decorative applications.

The following is a summary of London afternoon fixing prices for gold bullion and consolidated gold revenues of Placer Dome for each of the last three years:

				Consolidated Gold
	High	Low	Average	Revenues (i)
	($ per ounce)			(millions of $)
2004	454	375	409	1,393

2003	416	320	363	1,440

2002	349	278	310	916

(i)	Includes metals forward sales contracts and certain option revenue.

The London fixing price for gold was $433 per ounce on February 23, 2005 and $438 per ounce on December 31, 2004.

Copper

Copper is used primarily in telecommunications, automobiles, construction, and in consumer durables. Growth in these areas influences the demand for and the price of copper. Marketing of copper in concentrates produced by the Osborne Mine is mainly to smelters in Japan and South Korea. At the Zaldívar Mine, copper cathode is marketed to Europe, the United States and Asia while concentrate is marketed to local smelters in Chile. The following is a summary of the London Metal Exchange (“LME”) settlement prices for Grade A Cathode, as supplied by Metals Week and consolidated copper revenues of Placer Dome for the last three years:

				Consolidated
	High	Low	Average	Copper Revenues(i)
	(cents per pound)			(millions of $)
2004	149.1	106.0	130.1	491

2003	105.3	70.9	80.7	318

2002	76.6	64.5	70.7	289

(i)	Includes metals forward sales contracts and certain option revenue.

The settlement price for Grade A Cathode copper on the LME was 152.2 cents per pound on February 23, 2005, and 148.8 cents per pound on December 31, 2004.

Environment

Placer Dome’s activities are subject to legislation related to their environmental impact. In addition to setting performance standards, government regulation of the industry requires extensive monitoring and reporting activities. In 2004 Placer Dome’s activities were, and continue to be, in compliance in material respects with applicable environmental legislation.

In February 1998, Placer Dome approved a policy entitled “Placer Dome and Sustainability” to replace and extend its Environmental Policy. This policy was in turn updated in 2004 as “Our Sustainability Charter in Placer Dome”. In the charter, Placer Dome accepts its corporate responsibility to practice environmental protection and promote social and economic progress without compromising community well being or security. Placer Dome’s goal is to contribute to a better future for its host communities and countries. The charter outlines Placer Dome’s Values and Principles in sustainability and its Policy and Principles. The latter are consistent with those of the International Council on Mining and Metals, of which Placer Dome is an active member.

In 2004, Placer Dome continued to focus on social aspects of its sustainability policy including advancing HIV/AIDS programs for employees in South Africa and Papua New Guinea, furthering sustainability programs at the recently acquired North Mara mine in Tanzania and gathering information, including completing a census of opinion leaders, from communities around 15 of Placer Dome’s minesites regarding the Corporation’s sustainability programs. Closure plans were also updated for several operations and baseline audits were conducted for the new International Cyanide Management Code. Several mines published site level sustainability reports in 2004 and all of the mines have (over the past three years) or are in the process of publishing reports.

Although the ultimate amount of reclamation obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of the undiscounted future costs to be $288 million as at December 31, 2004. This is an increase from the estimate of $268 million at December 31, 2003 due to additional obligations incurred during 2004, changes in estimates and foreign exchange fluctuations, partially offset by cash expenditures made during the year. The fair value of estimated obligation as at December 31, 2004, all of which has been accrued, was $215 million (2003 — $198 million) with the difference being primarily due to foreign exchange fluctuation, accretion expense, changes in estimates and additional obligations incurred at sites, partially offset by cash expenditures made during the year. Over the next 3 years, Placer Dome anticipates spending approximately $11 million on reclamation and closure at the closed Misimia, Equity and Kidston mines.

Employee Relations

At December 31, 2004, Placer Dome employed 17,400 people worldwide, approximately 13,200 employees at its subsidiaries and joint ventures, and 4,200 contract employees.

Labour relations with unionized workers, at operations where collective agreements are in place, were good with no labour unrest experienced in 2004.

At the South Deep mine, to reduce operating costs and improve efficiencies, management offered a voluntary redundancy program in the fourth quarter of 2004. The total number of employees at South Deep was reduced by approximately 350 during December 2004. The process was accepted by the Unions at the mine and no labour interruptions occurred or are expected.

At the Porcupine Joint Venture, 50 staff employees were laid off in May 2004 as part of the reduction of employees associated with the closure of the Dome underground mine.

In 2004, the Misima mine site ceased production and commenced decommissioning. As a result, a total of 184 employees were made redundant at Misima.

During 2004, the Kalgoorlie West operations’ Kundana mine and processing plant were closed, resulting in 58 employees being retrenched.

During the year labour agreements were signed at the Kalgoorlie West, Kanowna Belle, Henty and Osborne mines.

Risk Factors

See discussion of risk factors contained in the Risks and Uncertainties section of the Management’s Discussion and Analysis in Item 6 of this report.

Competition

Placer Dome competes with other mining companies for the acquisition of mining claims and leases. There is significant competition for the limited number of precious metal acquisition and exploration opportunities that are economic under current and foreseeable metals prices.

Mineral Reserves (1) (2)(9)(12) — Proven and Probable (2)
Estimates of the Corporation’s Share at December 31, 2004

	PROVEN MINERAL			PROBABLE MINERAL			TOTAL PROVEN AND PROBABLE
MINE BY METAL	RESERVES			RESERVES			MINERAL RESERVES
						Contained
	Tonnes	Grade	Contained oz.	Tonnes	Grade	oz.	Tonnes	Grade	Contained oz.	Recovery
	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t )	(000’s)	(%) (1)

GOLD
Canada
Campbell	1,039	18.6	621	1,574	16.0	811	2,613	17.0	1,432	95.5
Musselwhite	4,243	5.5	754	3,312	5.5	590	7,555	5.5	1,344	95.7
Porcupine	11,454	1.3	481	24,014	1.6	1,273	35,468	1.5	1,754	90.5
United States
Bald Mountain	10,637	1.0	332	8,715	2.2	617	19,532	1.5	949	76.8
Cortez (8)	115,925	1.8	6,601	59,668	1.2	2,257	175,593	1.6	8,858	78.5
Golden Sunlight	7,171	2.2	501	3,706	1.9	227	10,877	2.1	728	79.3
Turquoise Ridge	3,080	20.9	2,065	1,586	21.3	1,085	4,666	21.0	3,150	90.8
Australia
Granny Smith	4,180	2.1	288	4,556	3.7	542	8,736	3.0	830	86.0
Henty	—	—	—	749	10.1	242	749	10.1	242	94.6
Kalgoorlie West	164	4.2	22	7,922	3.5	891	8,086	3.5	913	96.0
Kanowna Belle	6,871	5.3	1,164	4,297	4.6	640	11,168	5.0	1,804	89.3
Osborne	5,352	0.9	156	2,404	0.6	50	7,756	0.8	206	80.0
Papua New Guinea
Porgera (8)	36,813	3.5	4,094	6,962	6.2	1,391	43,775	3.9	5,485	83.0
South Africa
South Deep (8)(9)	6,131	9.6	1,889	104,684	7.7	25,919	110,815	7.8	27,808	97.0
Tanzania
North Mara	6,294	2.3	464	27,758	3.9	3,444	34,052	3.6	3,908	89.0
Chile
La Coipa	9,158	1.3	369	4,089	1.0	137	13,247	1.2	506	81.0

			19,801			40,116			59,917

SILVER
La Coipa	9,158	68.1	20,043	4,089	94.6	12,437	13,247	76.3	32,480	63.6

			20,043			12,437			32,480

						Contained
	Tonnes	Grade	Contained lbs	Tonnes	Grade	lbs	Tonnes	Grade	Contained lbs	Recovery
COPPER	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(%)(1)

Zaldívar (8)	132,347	0.685	1,998	288,926	0.660	4,204	421,273	0.668	6,202	81.0
Osborne	5,352	1.829	216	2,404	2.336	124	7,756	1.986	340	94.7

			2,214			4,238			6,542

Rounding differences may occur. Notes: Refer to page 19 of this document for the notes to the Mineral Reserves table.

Reconciliation of Mineral Reserves (1) (2)(9)(12) - Proven and Probable (2)

Estimates of the Corporation’s Share

	Mineral Reserves	Mined in	Other increase or	Mineral Reserves
	December 31,	2004 (5)	(decrease) in	December 31,
MINE BY METAL	2003		mineral reserves (6)	2004

GOLD (000’s ozs)
Canada
Campbell	1,430	218	220	1,432
Musselwhite	1,402	171	113	1,344
Porcupine	1,549	219	424	1,754
United States
Bald Mountain	676	67	340	949
Cortez	7,646	891	2,103	8,858
Golden Sunlight	706	3	25	728
Turquoise Ridge	3,642	140	(352)	3,150
Australia
Granny Smith	1,404	299	(275)	830
Henty	333	148	57	242
Kalgoorlie West	1,003	275	185	913
Kanowna Belle	2,246	265	(177)	1,804
Osborne	237	51	20	206
Papua New Guinea
Misima	40	46	6	—
Porgera	5,391	865	959	5,485
South Africa
South Deep (9)	28,442	220	(414)	27,808
Tanzania
North Mara	3,808	227	327	3,908
Chile
La Coipa	590	112	28	506

	60,545	4,217	3,589	59,917

SILVER (000’s ozs)
La Coipa	38,232	6,423	671	32,480
Misima	374	374	—	—

	38,606	6,797	671	32,480

COPPER (million lbs)
Zaldívar	6,534	424	92	6,202
Osborne	418	93	15	340

	6,952	517	107	6,542

Rounding differences may occur.

Notes: Refer to page 19 of this document for the notes to the Reconciliation of Mineral Reserves table.

     Mineral Resources (3) (4)(7)(9)(12) (in addition to mineral reserves) - Measured, Indicated and Inferred (4)

Estimates of the Corporation’s Share at December 31, 2004

MINE BY	MEASURED MINERAL			INDICATED MINERAL			TOTAL MEASURED AND			INFERRED MINERAL
METAL	RESOURCES			RESOURCES			INDICATED			RESOURCES
			Contained			Contained			Contained			Contained
	Tonnes	Grade	oz.	Tonnes	Grade	oz.	Tonnes	Grade	oz.	Tonnes	Grade	oz.
	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)

GOLD
Canada
Campbell	1,286	17.4	720	3,936	7.8	987	5,222	10.2	1,707	4,876	17.9	2,807
Musselwhite	1,056	3.9	133	910	6.5	190	1,966	5.1	323	5,428	6.3	1,087
Porcupine	3,167	2.6	267	24,431	1.9	1,469	27,598	2.0	1,736	7,600	3.1	749
United States
Bald Mountain	31,783	0.8	844	16,829	1.1	578	48,612	0.9	1,422	9,805	0.6	193
Cortez (8)	73,630	1.2	2,868	97,697	0.8	2,423	171,327	1.0	5,291	18,597	0.8	489
Golden Sunlight	5,841	1.7	313	1,411	3.0	135	7,252	1.9	448	335	1.8	19
Turquoise Ridge	2,008	13.4	866	795	11.9	306	2,803	13.0	1,172	2,098	20.6	1,389
Australia
Granny Smith	81	7.5	19	2,839	2.7	248	2,920	2.8	267	16,213	5.3	2,763
Henty	—	—	—	68	7.0	15	68	7.0	15	186	9.1	54
Kalgoorlie West	264	1.0	9	6,853	2.0	433	7,117	1.9	442	12,449	3.8	1,506
Kanowna Belle	6,066	5.2	1,020	5,392	4.5	786	11,458	4.9	1,806	534	4.2	73
Osborne	1,777	1.4	80	2,964	1.1	109	4,741	1.2	189	934	1.2	35
Papua New Guinea
Porgera (8)	14,808	3.2	1,508	11,873	2.3	863	26,681	2.8	2,371	3,522	6.9	785
South Africa
South Deep (8)(9)	208	13.5	89	15,354	11.0	5,434	15,562	11.0	5,523	—	—	—
Tanzania
North Mara	481	1.7	26	10,123	2.2	723	10,604	2.2	749	4,117	3.2	424
Chile
La Coipa	9,076	0.9	266	5,034	1.1	176	14,110	1.0	442	523	0.7	12

			9,028			14,875			23,903			12,385

SILVER
La Coipa	9,077	34.0	9,916	5,033	35.2	5,696	14,110	34.4	15,612	523	62.4	1,049

			9,916			5,696			15,612			1,049

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
COPPER	(000’s)	(%)	lbs	(000’s)	(%)	lbs	(000’s)	(%)	lbs	(000’s)	(%)	lbs
			(millions)			(millions)			(millions)			(millions)

Zaldivar (8)	11,439	0.563	141	50,112	0.540	598	61,551	0.545	739	35,139	0.499	377
Osborne	1,777	4.987	195	2,964	1.797	118	4,741	2.992	313	934	1.895	39

			336			716			1,052			416

Rounding differences may occur.

Notes: Refer to page 19 of this document for the notes to the Mineral Resources table.

Mineral Resources – Exploration and Development Properties (3) (4)(7)(12)
(Measured, Indicated and Inferred)(4)
Estimates of the Corporation’s Share at December 31, 2004

PROPERTY BY	MEASURED MINERAL			INDICATED MINERAL			TOTAL MEASURED AND INDICATED MINERAL			INFERRED
METAL	RESOURCES			RESOURCES			RESOURCES			MINERAL RESOURCES
			Contained			Contained			Contained			Contained
	Tonnes	Grade	oz.	Tonnes	Grade	oz.	Tonnes	Grade	oz.	Tonnes	Grade	oz.
	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)

GOLD
Cerro Casale (10)	103,413	0.8	2,493	464,526	0.7	10,471	567,939	0.7	12,964	87,310	0.6	1,782
Donlin Creek (11)	5,530	3.1	559	76,650	2.9	7,240	82,180	3.0	7,799	99,540	3.1	10,016
Mount Milligan	156,497	0.5	2,263	251,957	0.4	3,362	408,454	0.4	5,625	35,393	0.4	444
Pueblo Viejo	118,326	3.2	12,280	31,937	2.9	2,973	150,263	3.2	15,253	2,148	2.9	199

			17,595			24,046			41,641			12,441

SILVER
Pueblo Viejo	118,326	18.2	69,138	31,937	13.3	13,637	150,263	17.1	82,775	2,148	12.6	873

			69,138			13,637			82,775			873

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
COPPER	(000’s)	(%)	lbs	(000’s)	(%)	lbs	(000’s)	(%)	lbs	(000’s)	(%)	lbs
			(millions)			(millions)			(millions)			(millions)

Cerro Casale (11)	103,413	0.250	570	464,526	0.260	2,685	567,939	0.260	3,255	87,310	0.330	645
Mount Milligan	156,497	0.198	683	251,957	0.175	972	408,454	0.184	1,655	35,393	0.146	114

			1,253			3,657			4,910			759

Rounding differences may occur

Notes: Refer to page 19 of this document for the notes to the Mineral Resources – Exploration and

Development Properties table.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES:

In this document the Corporation uses the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources — Exploration and Development Properties Tables:

(1)	The Corporation’s mineral reserves are estimated as at December 31, 2004 using appropriate cut-off grades associated with an average long-term gold price of $350 per ounce (except at South Deep where a gold price of $325 per ounce was used — see note 9) (2003 - $325), silver price of $5.00 per ounce (2003 — $4.75) and copper price of $0.90 per pound (except at Osborne where, due to its shorter life a copper price of $1.09 per pound was used) (2003 $0.85) and on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand average long-term exchange rates to the U.S. dollar of 1.43, 1.54, 3.33, 675 and 8.75 to 1, respectively (2003 — 1.45, 1.667, 4.00, 750 and 7 to 1, respectively). The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is approximate and is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. With respect to long-term mines with a larger mineral reserve base and properties under development, significant capital expenditures may be required for mine construction prior to the start of commercial production and for subsequent exploitation. The qualified persons responsible for mineral reserve estimates are listed under note 12. Consistent with Placer Dome’s mineral reserve estimation practices, independent data verification has not been performed.

(2)	A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A “proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” conform to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of these terms as at the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).

(3)	These mineral resources are in addition to gold, silver and copper mineral reserves and have been estimated as at December 31, 2004 using appropriate cut-off grades associated with an average long-term gold price of $425 per ounce and copper price of $1.00 per pound. With respect to exploration properties and properties under development, significant capital expenditures would be required for mine construction prior to the start of commercial production. The qualified persons responsible for mineral resource estimates are listed under note 12. Consistent with Placer Dome’s mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Where this document refers to measured, indicated or inferred mineral resources, these would be described as mineralized material in the U.S. reporting environment.

(4)	A “mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5)	Based on 2004 production divided by the recovery percentage for each mine.

(6)	Increase (decrease) in mineral reserves resulted from reclassifications between mineral resources and mineral reserves, acquisition and divestiture of mineral reserves during the year, changes due to geological remodeling and mine planning, changes in currency exchange rates and costs of input commodities and the impact of an increase in the average long term gold price from $325 to $350 per ounce.

(7)	Increase (decrease) in mineral resources resulted from reclassifications between mineral resources and mineral reserves, changes due to geological remodeling, exploration activity, changes in currency exchange rates and the impact of a decrease in the average long term gold price from

$450 to $425 per ounce. The overall reduction of measured and indicated gold mineral resources at mine sites to 23.9 million ounces at December 31, 2004 from 42.0 million ounces at December 31, 2003 was primarily due to a previously announced 14.1 million ounce decrease at South Deep as a result of a review completed in the middle of 2004 (refer to note 9).

(8)	Economic cut-off grades for material properties:

The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

	MINERAL RESERVES	MINERAL RESOURCES
	Cut-off grade	Cut-off grade
	(g/t gold, % copper)	(g/t gold, % copper)

Cortez	0.17 – 3.30 g/t	0.17 – 3.30 g/t
Porgera	1.00 – 5.00 g/t	1.00 – 4.00 g/t
South Deep	5.00 – 7.40 g/t	5.00 g/t
Zaldívar	0.283 – 0.289%	0.245%

The Corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Corporation’s mineral reserve and mineral resource estimates, other than the factors discussed in Part 8, ‘Risks and Uncertainties’ in the Management Discussion and Analysis section of this document.

(9)	Mineral resource and reserve estimates for South Deep as at December 31, 2004 are based on estimates as at June 30, 2004, depleted for production in the last six months of 2004. The June 30, 2004 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $325 per ounce and an average long-term rand to U.S. dollar exchange rate of 8.75:1. A qualified person employed by the Placer Dome Western Areas Joint Venture (“PDWAJV”) prepared the mineral resource estimate. Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. (“SRK Consulting”) were retained by the PDWAJV to review the mine’s mineral reserve estimation process. In completing its review, SRK Consulting determined that additional geological modeling at South Deep was advisable, and the mineral reserve estimate has been qualified accordingly. SRK Consulting was of the view that additional geological modeling would improve the understanding of the Phase 1 mine mineral resource estimate and thus reduce the risks associated with applying this interpretation to the Phase 2 area. It would also improve the confidence in the various mining methods selected for Phase 2 and associated production schedules. Accordingly, the mine continues to work to improve the mineral resource and mineral reserve estimation to address the qualifying issues raised by SRK Consulting. This is consistent with the ongoing mineral resource estimation process of the mine and its strategy to optimize the operation. Additional geological modeling, changes in economic assumptions and the long-term cost structure of the mine may impact future mineral reserve and mineral resource estimates. It is expected that this work will be completed for Placer Dome’s year-end 2005 disclosure.

(10)	Assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Cerro Casale property are Bema Gold Corporation (24%) and Arizona Star Resource Corp. (25%).

(11)	Assuming 70% ownership by Placer Dome; the other owner of the Donlin Creek property is NovaGold Resources Inc. On February 11, 2003, Placer Dome announced that it was exercising its option to earn back to a 70% interest in Donlin Creek. In order to do this, Placer Dome must spend $32 million over 5 years and complete a feasibility study, followed by a positive construction decision for a mine that would produce 600,000 ounces of gold per annum. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, the Corporation retains its 30% interest.

(12)	The Corporation’s mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of one or more “qualified persons”, as that term is defined in NI 43-101. The qualified persons responsible for the Corporation’s mineral reserve and mineral resource estimates as at December 31, 2004 are listed below. All named persons are, or were at the time the estimates were prepared, employees of Placer Dome. In estimating the applicable mineral reserves and mineral resources, the qualified persons have used assumptions, parameters and methods appropriate for each property and have verified the underlying data as appropriate in their professional opinion (including sampling, analytical and test data).

	MINERAL RESERVES		MINERAL RESOURCES
BY PROPERTY	Name	Title	Name	Title

Campbell	Stephane Blais	Chief Engineer	Frank Hrdy	Senior Resource Geologist

Musselwhite	Robert MacDonald	Chief Mine Engineer	Andrew Cheatle	Chief Geologist

Porcupine JV	Stephen Taylor Peter Andrews Jason Floyd	Senior Engineer Senior Open Pit Project Engineer Senior Open Pit Engineer	Alastair Still Stephen Price	Strategic Development Superintendent Chief Geologist

Bald Mountain	Tim Thompson Britt Buhl	Chief Geologist Business Systems Co-ordinator	Tim Thompson Britt Buhl	Chief Geologist Business Systems Co-ordinator

Cortez	Bill Martinich	Technical Service Superintendent	Bill Martinich	Technical Service Superintendent

Golden Sunlight	Paul Buckley	Engineering Superintendent	Paul Buckley	Engineering Superintendent

Turquoise Ridge	Simon Jackson	Chief Engineer	Tony Dorff	Chief Geologist

Granny Smith	Ray Hodson Richard Boffey	Chief Mining Engineer Underground Project Manager	Bruce Robertson Richard Holmes	Senior Underground Geologist Chief Mine Geologist

Henty	Simon Pollard	Senior Geologist	Simon Pollard	Senior Geologist

Kalgoorlie West	Mark Kaesehagen Dan Doherty	Project Development Manager Underground Superintendent	Jon Abbott Roger Cooper	Senior Resource Geologist Senior Resource Geologist

Kanowna Belle	David Williams Matthew Varvari Mark Kaesehagen	Resource Geologist Senior Planning Engineer Project Development Manager	Jon Abbott Ben Playford	Senior Resource Geologist Senior Mine Geologist

Osborne	Alasdair Noble Sharn Morrison	Minerals Processing Engineer Mine Engineering Team Leader	Philip Agnew Frank Tullemans John Crimeen Richard Lewis	Resource Geologist Geology Team Leader Senior Project Geologist Manager Resource Evaluation

Porgera	John Butterworth	Senior Planning Engineer	Anthony Burgess	Senior Resource Geologist

South Deep	Dexter Ferreira	Chief Planning Engineer	Adrian Adams	Chief Geologist

North Mara	Bruce Van Brunt	Strategic Planning Engineer	Darin Labrenz	Chief Geologist

La Coipa	Mauricio Rubio Gonzalez Andres Guaringa Vasquez	Senior Production Geologist Mine Engineer	Andres Guaringa Vasquez Juan Ochoa Matulic	Mine Engineer Mine Superintendent

Zaldívar	Eduardo Jofre	Chief Mining Engineer	Jorge Aceituno	Mine Superintendent

Cerro Casale	N/A	N/A	Marc Jutras	Senior Mining Engineer / Geostatistician

Donlin Creek	N/A	N/A	Marc Jutras	Senior Mining Engineer / Geostatistician

Mount Milligan	N/A	N/A	Rob Pease	General Manager, Canada Exploration and Global Major Projects

Pueblo Viejo	N/A	N/A	Chris Keech	Senior Geologist / Geostatistician

MATERIAL PROPERTIES

Under Canadian Securities Administrators’ NI 51-102F2, the following properties have been identified as material to Placer Dome. The mine disclosures within this section are on a 100% basis unless otherwise indicated.

For names and relationships of the qualified persons for each material property, as defined by NI 43-101, see note 12 to the Corporation’s mineral reserve and mineral resource tables on page 22.

Cortez Mine

Overview

Placer Dome is the owner of a 60% joint venture interest and is the operator of the Cortez Joint Venture (“Cortez”). The remaining 40% interest is held by Kennecott Explorations (Australia) Ltd. The Cortez gold mine is located in northeastern Nevada, United States of America and currently employs approximately 410 people. All production by Cortez is subject to a 1.5% gross smelter return (“GSR”) royalty payable to the former shareholders of Idaho Mining Corporation. In addition, Royal Gold Inc. holds a GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and ECM Inc. holds a net value royalty of 5% over a portion of the Pipeline/South Pipeline deposit. The net book value of Placer Dome’s share of property plant and equipment and deferred stripping is $92 million at December 31, 2004 ($90 million and $2 million, respectively).

Proven and probable mineral reserves of Cortez as of December 31, 2004 are estimated at 14.8 million ounces of gold with a projected life of 12 years (refer to the mineral reserve and mineral resource tables on pages 15 to 22 for further details and qualified persons). Included in the mineral reserves is the Cortez Hills deposit currently estimated at 4.4 million ounces, consisting of 3.4 million ounces proven (20.2 million tonnes at average grade of 5.25 g/t) and 1.0 million ounces probable (8.5 million tonnes at average grade of 3.50 g/t), as well as the Pediment deposit currently estimated at 0.7 million ounces consisting of 0.3 million ounces proven (8.8 million tonnes at average grade of 1.03 g/t) and 0.4 million ounces probable (11.7 million tonnes at average grade of 1.06 g/t). The Pipeline/Cortez Hills/Pediment deposits are expected to produce more than 10 million ounces of gold over 20 years (1997 — 2016).

During 2004, Cortez produced 1,051,336 ounces of gold (45% mill, 47% heap leach and 8% carbonaceous ore sales). Placer Dome’s share of production was 630,801 ounces at an average cash and total cost of $162 and $201 per ounce, respectively. Carbonaceous ore sales under the 2003 agreement with Barrick Goldstrike Mines Inc. (“Barrick”) were completed in December 2004. In December 2004, Cortez entered into a third agreement with Barrick to sell an additional 270,000 to 320,000 tonnes of carbonaceous ore at grades averaging 6.86 g/t. As of December 31, 2004, a total of 755,000 tonnes of carbonaceous material have been stockpiled and it is expected that 11.7 million tonnes of carbonaceous ore will be mined over the next 8 years.

2005 Outlook

Gold production in 2005 is targeted at approximately 860,000 ounces (47% mill, 48% heap leach, and 5% carbonaceous ore sale), 18% lower than 2004 due to primarily due to lower CIL and heap leach grades. Mine production in 2005 is scheduled to be sourced principally from the South Pipeline deposit. Placer Dome’s share of cash and total cost of production is expected to rise by about 14% to $185 per ounce and 12% to $225 per ounce, respectively, compared with 2004 primarily due to the lower grades and production. Capital expenditures of approximately $59 million (Placer Dome’s share $35 million) are planned in 2005. Cortez’ capital investment includes $27 million for mobile mining equipment (the majority of this amount is carried over from 2004) and $17 million for additional work at Cortez Hills and completion of the Cortez Hills / Pediment Feasibility Study.

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

The Cortez area of interest comprises approximately 261,000 hectares along the Cortez/Battle Mountain trend, within which about 92,000 hectares are directly controlled by the Cortez Joint Venture. In total, the property rights controlled by Cortez either from outright ownership or by lease consist of 9,566 unpatented mining claims and 24,895 hectares of patented mining claims and fee mineral and surface land. Inclusive in the overall property rights, Cortez also manages the Buckhorn Joint Venture ground which consists of 873 patented and unpatented mining claims, and the Coral Joint Venture ground which consists of 161 unpatented lode claims.

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

The Cortez Hills deposit is hosted in the upper portion of the Devonian carbonate sequence, has a strike length of more than 300 metres and is approximately 200 metres wide. The mineralized zone starts approximately 120 metres below surface and continues up to 460 metres. The deposit remains open to the west and at depth.

Exploration and Development

Approximately 151,000 metres of exploration, development and condemnation drilling were completed in 2004. Of this drilling, 15% was directed to the Pipeline/South Pipeline/South Pipeline/GAP Complex, 65% to the Cortez Hills/Pediment area and 20% to adjacent targets.

The exploration potential in the immediate Cortez Hills/Pediment project areas remains positive. The potential mineralization in the Cortez Hills/Pediment area is located adjacent to and at depth from the Cortez Hills mineral reserve and between the Cortez Hills mineral reserve and the Pediment deposit. Additional drilling is planned to better delineate the extent of the Cortez Hills/Pediment area.

The 2004 drilling program continued delineation of the Cortez Hills mineral reserve / mineral resource and newly defined anomalous areas within the joint venture and continued refinement of the areas around the Pipeline/South Pipeline and Gap deposits. The focus in 2005 will be exploration and condemnation drilling in the Cortez Hills / Pediment area, the Horse Canyon / ET Blue area, and the GAP, North GAP, and Pipeline Stages 8 and 9 areas, as well as other targets in the greater Gold Acres area.

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

Mining and Processing

The Pipeline and South Pipeline deposits are being mined by conventional open pit methods in nine stages. The first three stages of mining occurred in the Pipeline deposit over a period of nine years (1996 — 2004) and then mining of Pipeline/South Pipeline stages four through nine plus Gap are scheduled to continue through 2010. Subject to permitting, Cortez Hills and Pediment stages one and two will be mined from 2006 through 2012. From 2005 through 2012, the mining production rate is expected to average 150 million tonnes per year.

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

Three different metallurgical processes are employed for the recovery of gold. The process used for a particular ore is determined based on grade and metallurgical character of that ore. Lower grade oxide ore is heap leached, while higher-grade non-refractory ore is treated in a conventional mill using cyanidation and a carbon-in-leach (“CIL”) process. When carbonaceous ore is processed by Barrick, it is first dry ground, and then oxidized in a circulating fluid bed roaster, followed by CIL recovery. In 2002 a new leach pad and process plant was commissioned. This facility will be capable of processing 164 million tonnes of heap leach ore over the life of the asset. This facility was expanded in 2004 to a total of 272 million tonnes.

Heap leach ore production is hauled directly to heap leach pads for gold recovery. Carbonaceous mill ore is mined intermittently during the mining of the Pipeline/South Pipeline deposits. A portion of this ore was sold to the Jerritt Canyon Joint Venture in 2001 and to Barrick in 2001 through 2004, and will continue through 2005. Additional high grade carbonaceous ore may be sold to third party roast plants, however, research and engineering studies indicate two new process options are viable for processing Pipeline / South Pipeline carbonaceous ore. Economic studies continue on these options including pre-feasibility / feasibility work.

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

Environmental and Closure Aspects

Dewatering

The pre-mining water table was approximately 76 metres below the surface and was relatively flat in the vicinity of the orebody. Water levels have been lowered about 203 metres with average pumping rates of approximately 1,262 l/s (20,000 gpm). The alluvial aquifer has been desaturated below the alluvium/bedrock contact. Current dewatering operations focus on bedrock water production.

Pit dewatering operations were improved with the addition of several new rapid infiltration sites. In addition, approximately 379 l/s (6,000 gpm) of dewatering water is being utilized at a local ranch on a seasonal basis for irrigation purposes. Overall less than 1% of dewatering water is lost to evaporation. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

In 2004, all activities at Cortez were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. United States regulations regarding arsenic drinking water standards have been revised, and the significance of these revisions to Cortez is being reviewed.

At December 31, 2004, the fair value of reclamation and environmental related post-closure costs for Cortez, under United States Financial Accounting Standard (“FAS”) 143 guidelines requiring the use of third party contractor costs and based on liabilities incurred to date, were estimated to be $22 million. The Corporation has accrued Placer Dome’s 60% share ($13 million). Cortez has provided obligated securities totaling $39 million by way of bonding and letter of credit for reclamation obligations to the federal and state governments.

Infiltration Basins
Tailings Facilities
Mill #2
Gold Acres Pit
Gold Acres Leach Pad
Pipeline Pit
Pipeline Leach Pads
Pipeline Waste Dump
South Area Heap Leach
Infiltration Basins
Mill #1
Pediment/ Cortez Hills
N
W
E
S
0
1,000
2,000
Meters

Cortez Gold Mines
Figure 6.

Porgera Mine

Overview

Placer Dome is the owner of a 75% joint venture interest and is the operator of the Porgera gold mine located in Enga Province in the highlands of Papua New Guinea (“PNG”). The remaining joint venture interests are held by DRDGOLD, Limited (previously called Durban Roodepoort Deep, Limited (South Africa)) (20%) and Mineral Resources Enga Limited (Enga Provincial government and landowners) (5%). The Placer Dome stake in Porgera increased from 50% to 75% in 2002 through the acquisition of AurionGold, which held a 25% interest in the joint venture. The net book value of Placer Dome’s share of property plant and equipment and deferred stripping is $216 million at December 31, 2004 ($111 million and $105 million, respectively).

The workforce at Porgera comprises 2,339 employees of whom 2,136 (91%) are PNG nationals. In addition, there are approximately 470 contractors of whom 440 are PNG nationals. Of the total workforce of 2,339 approximately 75% are local residents, while the remainder work a fly in fly out roster.

During 2004, the mine produced 1,019,746 ounces of gold. Placer Dome’s share of production (75%) was 764,809 ounces at an average cash and total cost of $192 and $228 per ounce, respectively. Gold production was 13% above the 904,000 ounces forecast at the beginning of the year. The increase above forecast is attributable to improved grades from the open pit and improved plant recoveries and throughput.

Production by the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners.

The proven and probable mineral reserves at December 31, 2004 (100% basis) are estimated at 7.3 million ounces of gold with a projected mine life of 10 years (refer to the mineral reserve and mineral resource tables on pages 15 to 22 for further details and qualified persons). This represents an improvement of 0.1 million ounces compared to proven and probable mineral reserve estimates at December 31, 2003, or 1.2 million ounces before consideration of mineral reserve depletion. During 2004, Placer Dome’s 75% share of estimated proven and probable mineral reserves, before mineral reserve depletion, increased by approximately 0.9 million ounces. This increase is attributable to underground mineral reserve delineation and cut-off grade optimization (0.7 million ounces) and additions to open pit stockpiles (0.2 million ounces). The current final open pit design is limited by pit walls that were committed following decisions made at a $275 gold price in 2001. Community expectation based on these commitments cannot be easily modified. Porgera is continuing to investigate opportunities to extend the open pit mine life in the current elevated gold price environment.

2005 Outlook

Gold production in 2005 is budgeted at 962,000 ounces, approximately 6% lower than 2004 production. This reduction is attributable to lower mill feed grades after the open pit Stage 4 is completed and stockpiled ore is used to supplement mill feed from Stage 5 and the underground operation. Placer Dome’s share of unit cash and total costs are expected to increase to $255 and $295 per ounce, respectively. The increase in unit costs is due to lower production, higher operating costs and the weakening of the U.S. dollar. Capital expenditures of about US$23 million (Placer Dome’s share US$16 million) are planned for 2005, primarily for infrastructure commitments under the Fly-In Fly-Out Agreement, housing relocation, mill improvements and underground mining equipment.

Open pit mining is currently in Stages 4 and 5 of a 5-stage open pit mining plan. Stage 4 will be completed by mid 2005, after which Stage 5 becomes the principal ore source. During 2004, failure and erosion of soft mudstone material onto the Stage 5 working bench hampered both development and ore production and, if this continues, will affect the production schedule in 2005. A geotechnical review will be undertaken in the first quarter of 2005 to assess this risk and quantify the impact. Underground mining was recommenced in 2002, and is now expected to continue through to 2012. Underground ore will be sourced from Central Zone, North Zone and Eastern Deeps in 2005. On completion of the open pit operation in 2009, the mill will continue to process accumulated lower grade ore stockpiles through to 2014. The December 2004 mineral reserves have not been fully incorporated into the Life of Mine production schedule, and as a result closure dates for open pit and underground operations are approximate.

Gold production from the open pit and underground in 2006 and 2007 is expected to average 740,000 ounces of gold (Placer Dome share 555,000 ounces). Gold production from 2008 onward will fall, as lower grade stockpiled ore replaces the open pit ore feed.

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

The Porgera Joint Venture (“PJV”) has approval to work the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract (the “MDC”) between the Government of PNG and the Joint Venturers. The MDC specifies, inter alia, the annual rents that must be paid for the Special Mining Lease (“SML”) and the various classes of compensation that are payable to the landowners for the various land uses. The SML, which expires in 2019, encompasses approximately 2,347 hectares including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the MDC, but it is tied to the continuation of the SML. Leases for Mining Purposes (“LMP”) have also been awarded by the Government for land use associated with the mining operation such as waste dumps, campsites, water supply, power generation and airstrip. PJV holds a Mining Lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. The Environment Act (2000), which was enacted in January 2004 amalgamated all existing environmental permits into a single licence that is operative for the remainder of the project life. The PJV runs an extensive environmental monitoring program to ensure compliance with the requirements of the permit. PJV also maintains two Exploration Leases (“EL”) which enclose the SML and some key LMPs. The ELs are the subject of ongoing exploration expenditure. PJV holds Mining Easements for utilities such as power transmission lines and water supply pipelines.

The Porgera Mine is operated subject to the requirements of the PNG Mining (Safety) Act and Regulations as applied by the Mines Inspectorate. All requisite licences and permits are kept in good standing.

History

1938	Alluvial gold was first reported at Porgera.

1975	Placer (PNG) Limited (“Placer (PNG)”), a wholly owned subsidiary of Placer Dome, became the operator and owner of a 2/3 interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Ltd.).

1979	A Joint Venture Agreement was signed whereby Placer (PNG), MIM, New Guinea Goldfields Ltd. (an eventual subsidiary of AurionGold) each held a one third interest and the Independent State of Papua New Guinea (the “State”) had the right to acquire at cost up to a 10% interest in the project if developed.

1985	Development of an exploration adit was commenced to expedite delineation of the underground mineral reserves.

1989	The Joint Venturers’ application for a Special Mining Lease was approved in May and construction began immediately. The State accepted its full 10% entitlement (inclusive of 5% on behalf of the Enga Provincial Government) under the 1979 Equity Agreement, thus diluting each of the other joint ventures down to 30% each.

1990	Commercial production commenced in August. MIM sold its 30% interest to Highlands Gold Ltd. (“Highlands Gold”).

1993	Placer (PNG), Goldfields and Highlands Gold each sold a further 5% to the State (15%).

1997	Placer Dome’s joint venture interest was increased from 25% to 50% as of January 1, 1997 following the completion of the acquisition of Highlands Gold at a total cost of $344 million ($248 million after the sale of certain unrelated exploration properties). In 2004, Placer (PNG) and Highlands Gold Properties Limited amalgamated to form Placer Dome (PNG) Limited (“Placer Dome (PNG)”)

2002	Placer Dome’s joint venture interest in the Porgera operation was increased from 50% to 75% through the acquisition of AurionGold (the beneficial owner of the Goldfields interest.)

2003	DRDGOLD Limited acquired a 20% interest from Oil Search Limited (originally the interest held by the PNG National Government)

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

The Porgera Zone VII orebody is an epithermal style orebody hosted within thermally metamorphosed sediments of the Cretaceous Chim Formation and the associated Porgera Diorite Intrusive Complex of Miocene age. The known orebody extends for up to 930 metres along strike. The maximum width across strike is 100 metres, but the width is commonly no more than 20 to 30 metres. The intrusive diorite complex has many individual stocks and dykes. The rocks are competent however they tend to be brittle, and in the vicinity of the orebody, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit. Although underground mining continues, mining of the central portion of this zone was completed by October 1997. Much of the open pit production in 2004 was from the footwall margins of this zone.

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

Exploration and Development

Exploration work in 2004 concentrated on upgrading the East Zone to an indicated mineral resource for underground mining exploitation. This zone is an eastward continuation of the North Zone, which is now in production and which shares the same characteristics. Drilling also was carried out in the later part of 2004 on the Lower Central Zone. Both these zones are hosted within diorite bodies and surrounding altered sediments and consist of continuous or on echelon quartz roscoelite veins. There is still further resource potential in these zones, as they are not completely closed off. Drilling will continue to further define these targets as suitable development is put in place. A small amount of open pit delineation drilling has been carried from underground in order to upgrade the geological model.

Exploration plans in 2005 have a two pronged approach. The majority of the drilling will be carried out within or adjacent to the current mine infrastructure. There are a total of seven known targets that are possible extensions of either known zones or areas with at least some previous drilling. This drilling is designed to bring these target ounces to an indicated mineral resource status. There are also some targets that are less well known and more conceptual in nature.

In addition, in 2005 a project termed Porgera Deep Minex will be initiated. This consists of a multi disciplinary approach to determine targets and test the volume of ground below the known Porgera deposits. This approach will involve the building of an integrated geological and geophysical model, various geochemistry techniques, and the use of seismics is to be investigated. Much of this will be the “mining” and integrating of existing data. Drilling will be carried out with a prime target being the intersection of the Roamane Fault and the North Zone shear at depth.

Drilling, Sampling and Analysis, Security of Samples

The drill hole database consists of some 996,000 metres of drilling, of which 653,000 meters comprise NQ size diamond drill core holes (drilled from underground). The remainder comprises 235,000 metres HQ/NQ size diamond core holes (drilled from surface), 13 centimetres diameter face sampling reverse circulation percussion drill holes (44,000 metres drilled from surface), and 64,000 metres of HQ size geotechnical diamond drill core holes (drilled from surface). Additional drilling during 2003 comprised 26,000 metres of underground NQ diamond.

Drill core sample security was maintained throughout the year with geological supervision of transport of the core from the drill site, through to the logging facility and to the on-site NATA accredited assay laboratory.

Open pit delineation and current exploration drilling is, on average, on a 30 by 50 metre pattern spacing. Classification of open pit resources is based on kriging variance. Underground reserves are classified as measured only when bracketed by silled out openings. Indicated resources require a minimum of 30 by 30 metre drill spacing, which is generally tightened to 15 by 15 metre prior to committing major development.

Whole core samples are taken over two metre down-the-hole intervals for the entire drill hole except in the Central Zone, North Zone and East Zone where the sampling interval was decreased to 1 metre intervals to increase the sample density and geology detail for underground mineral resource evaluation. Half core is kept for one or two holes per section and all pulps are kept. All holes are logged for lithology, alteration, fractures, mineralization, and structure.

Drilling, sampling, analysis, data stewardship, orebody modeling, and mine planning are carried out in accordance with industry standards. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted. The sampling and analytical methods are believed to be appropriate for the style and type of mineralization. Databases used to generate the geological models and mineral resource estimates have been verified by mine geological staff.

Mining and Processing

The Porgera deposit is currently being extracted using open pit and underground mining methods. In 2004, mill feed, on a tonnage basis, was sourced [88]% from open pit and run of mine stockpiled ore, and 12% from underground. Underground ore accounted for 14% of the contained gold in mill feed.

Open pit mining is a typical hard rock operation utilizing 10 metre benches. The current mining fleet of 7 DML blast hole drills, 5 O&K RH200 hydraulic face shovels and 32 Cat 789 haul trucks, gives a nominal mining production capacity in the order of 62 million tonnes per annum. Waste stripping requirements reduce as the open pit mining operation approaches closure in 2008, allowing a progressive retirement of the mining fleet. During 2005 the mining fleet will be reduced to 4 DML blast hole drills, 4 O&K RH200 hydraulic face shovels and 25 Cat 789 haul trucks. This will give a nominal mining production capacity in the order of 45 million tonnes per annum. Currently ore is being mined from the 2210 metre level in Stage 4, and waste is being mined from the 2390-metre level in Stage 5. Stage 5 is the final open pit development stage and will be completed in late 2008 at the 2050 metre level. Stockpiled low grade ore will form the basis of ongoing gold production from mid 2008 until 2015. The open pit plans to deliver 5.3 million tonnes of ore to the mill in 2005, containing approximately 891,000 ounces of gold for a recovered production of 787,000 ounces of gold.

An underground mine was operated from 1989 to 1997, and subsequently maintained and developed to provide long-term drainage for the open pit, and to provide access for ongoing exploration. The underground mining operation was recommenced in 2002 to extract underground reserves in the Central and North Zones

Primary development for the Central and North Zones consists of a footwall haulage decline/incline system from the access to the 12L DDD (Diamond Drill Drive) in the Eastern Deeps area, and a ventilation return/second egress from 0 Level. The underground mining method used is longhole bench stoping. Each stoping block has ore drives developed on top and bottom sills, which are then stripped to orebody limits where the orebody width is typically less than 8 metres to 10 metres. In wider areas of up to 15 metres to 20 metres, twin ore drives and/or pillars are used to reduce sill spans. Full height rings of sub-parallel longholes are drilled and fired into the slot, retreating along strike for the full length of the stope. The broken ore is progressively mucked to trucks on the lower level using a combination of conventional, remote and tele-remote control loader operation.

Development in the Central Zone is almost complete, with stoping expected to be finished by the end of 2005. Due to the vertical nature of the orebody, a sublevel interval of 30 metres was utilized throughout. The Central Zone stopes are in close proximity to the ultimate pit and will be completely filled to avoid any potential problems with pit wall stability.

The North Zone is being developed with 25 metre level intervals to accommodate the flatter orebody dip (50º to 55º). Strike spans are expected to be 25 metres to 30 metres. Longer stopes will be filled in stages with a combination of cemented and non-cemented fills to maintain stable hanging wall spans.

The East Zone is being planned with 12.5 m level intervals to accommodate the flatter ore body dips in this area.

The underground production fleet consists of 1 Atlas Copco H322 rockbolter, 2 Atlas Copco H352 jumbos, 2 Tamrock 1006 production drills, 2 Elphinstone R2900 loaders, 1 Elphinstone 2800 loader, 2 Elphinstone 1700 loades, 4 Elphinstone AD45 haul trucks and 3 Eimco EJC430 haul trucks.

Underground production for 2004 totalled 731,000 tonnes at 8.19 g/t, containing 192,000 ounces of gold. Development achieved for the year was 6,900 metres. Targets for 2005 include 9,600 metres of development, and the production of 750,000 tonnes of ore containing approximately 202,000 ounces of gold, contributing some 175,000 ounces recovered production.

The mill has undergone four stages of improvement and expansion. Stage I, comprising a concentrator and leach/carbon-in-pulp (“CIP”) circuit commenced operations in September 1990, producing gravity concentrate and sulphur flotation concentrate for leaching to recover gold and silver. Stage II was commissioned in October 1991 and involved the processing of the sulphide flotation concentrate and previously stockpiled Stage I concentrate in a pressure oxidation circuit. Gold liberated by pressure oxidation is recovered through a CIP cyanide leach circuit, followed by site refining into doré. In September 1992, Stage III was placed in commercial production. This stage expanded both the underground mine and mill facilities. Stage IV-A of the project commenced operation during October 1993, further expanding mining operations and the mill facilities. Stage IV-B, completed in the first quarter of 1996, added a second semi-autogenous (“SAG”) mill and large ball mill, to increase nominal mill throughput from 10,000 tonnes per day to 17,700 tonnes per day. This expansion included a 350 tonnes per day oxygen plant, a 150 tonnes per day lime kiln and increased flotation and leaching capacity. Process water storage and the Hides power plant generation capacity, together with other infrastructure were also increased to support this expansion. The open pit mining fleet capacity was expanded in 1997 from 150,000 tonnes per day to 210,000 tonnes per day to provide for the increase in mill feed. In 1999, a further flotation expansion was installed to improve recoveries, and additional oxygen capacity was added to increase autoclave throughput. Four Knelson concentrators were installed in 1999, to remove free gold ahead of the flotation circuit. In 2001, an Acacia reactor was commissioned to treat the Knelson concentrate, and modifications were made to the grinding and CIP circuits. During 2003 a contract secondary crusher was installed to increase the capacity of the milling plant and allow a better match between milling and oxidation capacity for the period 2004 to 2006.

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

Porgera’s principal source of power is supplied by a 73-kilometre transmission line from the gas fired and PJV-owned Hides Power Station. The station has a total output of 62 megawatts (“MW”). A back up diesel power station is located at the mine and has an output of 13MW. The average power requirement of the mine is about 60 MW. Average annual power consumption is 518 GWh.

Environmental and Closure Aspects

The Porgera mine is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. In such conditions construction of a tailings impoundment would be very difficult and the risk of an engineering failure high. Therefore the PNG Government approved riverine disposal as the most appropriate method for treated tailing and soft incompetent waste rock. Competent rock is stored in stable waste dumps.

The mine follows a government approved Environmental Management and Monitoring Program. The mine has at all times been in compliance with government approved criteria.

In 1996 an independent study was undertaken by the Commonwealth Scientific & Industrial Research Organization (“CSIRO”), an Australian based independent research organization, to assess the mine’s impact on the downstream river system and local people. The study resulted in a report titled “Review of Riverine Impacts”. The report made certain recommendations to the PJV that have either been implemented, are in the advanced stages of implementation or rejected due to their impracticality. An advisory group, called the Porgera Environmental Advisory Komiti (“PEAK”), was formed as a result of the CSIRO recommendations. PEAK comprises representatives from the PNG government, PNG and international NGO groups, Placer Dome (PNG) and independent technical experts. The primary function of PEAK is to enhance understanding and provide transparency of Porgera’s environmental (physical and social) issues with external stakeholders and to assist in reviewing its environmental performance and public accountability. In 2004 PEAK’s terms of reference were reviewed and expanded to include the review of issues of sustainability as the mine moves towards closure.

At December 31, 2004, the fair value of reclamation and environmental related post-closure costs for Porgera, under FAS 143 guidelines requiring the use of third party contractor costs and based on liabilities incurred to date, were estimated to be $32 million. The Corporation has accrued Placer Dome’s 75% share ($24 million).

South Deep Mine

Overview

The South Deep underground gold mine is located in the Witwatersrand Basin in the Republic of South Africa. It employs 4,706 employees and approximately 1,489 contractors. The mine is operated by the Placer Dome-Western Areas Joint Venture (“PDWAJV”), a 50:50 joint venture between Placer Dome South Africa (Proprietary) Limited (“Placer Dome”) and Western Areas Limited. The PDWAJV is governed by a joint venture board. Provided the joint venture interest held by Placer Dome is at least 40%, Placer Dome has the right to appoint the Chairman of the joint venture board. Decisions of the joint venture board are made by a simple majority vote with the Chairman having a casting or second vote on matters other than those prescribed by the joint venture agreement as requiring unanimous approval. Placer Dome’s share of production from South Deep is subject to payments to Western Areas Limited of 1.75% on revenues on 50% of annual production for the life of the mine, plus an additional 1.75% on revenues on 50% of annual production exceeding one million ounces. The net book value of Placer Dome’s share of property plant and equipment is valued at $505 million at December 31, 2004.

The proven and probable mineral reserves as of December 31, 2004 are estimated at 55.6 million ounces, with a projected mine life of about 70 years (refer to the mineral reserve and mineral resource tables on pages 15 to 22 for further details and qualified persons). Mineral resource and mineral reserve estimates for South Deep as at December 31, 2004 are based on estimates as at June 30, 2004 depleted for production in the last 6 months of 2004. At that time, a qualified person employed by the PDWAJV prepared the mineral resource estimate and Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. (“SRK Consulting”) were retained by the PDWAJV to review the mine’s mineral reserve estimation process. In completing its review, SRK Consulting determined that additional geological modeling at South Deep was advisable, and the mineral reserve estimate has subsequently been qualified accordingly. SRK Consulting was of the view that additional geological modeling would improve the understanding of the Phase 1 mine mineral resource estimate and thus reduce the risks associated with applying this interpretation to the Phase 2 area. It would also improve the confidence in the various mining methods selected for Phase 2 and associated production schedules. Accordingly, the mine continues to work to improve the mineral resource and mineral reserve estimation to address the qualifying issues raised by SRK Consulting. This is consistent with the ongoing mineral resource estimation process of the mine and its strategy to optimize the operation. Additional geological modeling, changes in economic assumptions and the long-term cost structure of the mine may impact future mineral reserve and mineral resource estimates.

During 2004, the mine produced 428,585 ounces of gold. Placer Dome’s share of gold production was 214,293 ounces at an average cash and total cost of $394 and $437 per ounce, respectively.

The South Deep Twin Shaft Complex, under development since 1995, was commissioned during November 2004. This complex consists of a single Ventilation Shaft to 2,760 metre depth and a single Main Shaft to 2,993 metre depth. The sinking of the Ventilation Shaft was completed during 2001 while the sinking of the Main Shaft was completed during 2002. Conversion of the new Ventilation Shaft to an up cast Ventilation Shaft remains outstanding and will be completed by the first quarter of 2005. The mine is served by a 7,200 tonnes per day capacity mill, which was commissioned in 2002, and is located at the Twin Shaft Complex.

The mining methods consist of both a deep level conventional narrow reef hand held drilling and rock extraction approach and a fully mechanized trackless drift and fill approach, in equal proportions.

2005 Outlook

Gold production in 2005 is projected at 460,000 ounces (Placer Dome’s share 230,000 ounces); this will be about 7% higher than that produced in 2004. This gold will be recovered from 2.3 million tonnes of ore assuming a 6.70 g/t head grade. Placer Dome’s total cash cost and total production cost per ounce, assuming a rand to U.S. exchange rate of 6.00:1 are anticipated to be approximately $350 and $400 per ounce (Placer Dome share), respectively.

Capital expenditures for 2005, excluding Placer Dome’s capitalized interest, are budgeted at $31 million (Placer Dome’s share $15 million) with the largest component being underground development and infrastructure.

An environmental impact assessment is underway to enable the commencement of the construction on a new surface tailings disposal facility — planned to start construction during 2005.

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

The property covers an area of 2,469 hectares of surface (freehold) land and 3,563 hectares of continuous mineral rights. The Department of Mineral and Energy Affairs issued a Mining Authorization to PDWAJV on March 26, 1999. Under the previous mining legislation (The Minerals Act, 1999) this authorization, to mine the mineral rights at South Deep, did not expire as long as the PDWAJV adhered to all pertinent Government Regulations as well as any instructions from relevant government departments. All required operating permits have been obtained and are in good standing.

New Mining Legislation

The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the enactment of the Mineral and Petroleum Resources Development Act No. 28 of 2002 (“the Act”) on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that his/her property has been expropriated under the Act. On May 3, 2004 the Department of Minerals and Energy (the “DME”) announced that it was seeking legal advice on the implications of the Act in light of South Africa’s international agreements.

Holders of old-order mining rights, of the type held by the PDWAJV for the South Deep mine, are required within five years of the May 1, 2004 commencement date, to apply for conversion of their old order rights into new order mining rights in terms of the Act. Old order mining rights will continue to be in force during the conversion period, subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfillment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

•	apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;

•	submit a prescribed social and labour plan; and

•	undertake to “give effect to” the black economic empowerment and socio-economic objectives of the Act (the “Objectives”) and set out the manner in which it will give effect to the Objectives.

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the “Charter”), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter and Scorecard has since been published for information during August 2004. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans (“HDSAs”) and beneficiation, and five of which are operationally oriented and cover areas focused on improving conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of ZAR100 billion within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that Placer Dome fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill) cannot be assessed. It is not clear when a next draft of the Mineral and Petroleum Royalty Bill will be released. The Government has, however, indicated that no royalties will be payable until 2009. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation closely.

History

1950	Johannesburg Consolidated Investment Company Limited formed a prospecting consortium, which acquired the prospecting rights over the farms Waterpan, Modderfontein and Jachtfontein in the Westonaria district.

1959	A formal application for a mining lease was made, which resulted in the Western Areas Gold Mining Company Limited (“Western Areas”) being incorporated as a public company on September 8, 1959.

1961	Commercial production of the Western Areas Mine commenced in September.

1974	The Elsburg Gold Mining Company merged with Western Areas Limited on July 1, 1974.

1990	Western Areas Limited shareholders approved the transfer, cession and assignment of certain land and mineral rights to South Deep Exploration Company Limited in exchange for its shares.

1995	Western Areas Limited and South Deep Exploration Company Limited merged on January 1, 1995.

1998	In 1998, Western Areas Gold Mining Company Limited changed its name to Western Areas Limited.

1999	On April 1, 1999, the Placer Dome Western Areas Joint Venture, a 50:50 joint venture between Placer Dome and Western Areas Limited, was formed to develop and operate the Western Areas Mine. To acquire its 50% interest, Placer Dome paid Western Areas Limited a cash consideration of $248 million and is obligated to make further payments based on production. Placer Dome also incurred $4 million of acquisition and related costs for a total of cost $252 million.

2000	The name of the mine was changed to South Deep in February 2000.

2004	The Mineral and Petroleum Resources Development Act was promulgated into law on May 1, 2004.

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

In general, gold is found in the matrix of conglomerates and close to, and bounded by, shear zones with locally higher temperature alterations. The variation of gold occurrences suggests both pre- and syn-kinematic mineralization and associations with different alteration minerals suggest different mineralization events.

Exploration and Development

No exploration outside the mining property was conducted in 2004 or will be conducted in 2005 due to the extensive level of the mineral reserves. Underground development drilling is done throughout the mine to establish geological information and grade distributions in the existing zones. This information is used to update the three-dimensional geological model that is used to establish mineral reserves and resources and to facilitate the mine planning.

During 2003 Goldfields Limited was allowed to acquire 3D reflection seismic data across the bulk of the South Deep property as an extension to a vibro-seis survey over the neighbouring Kloof Gold Mine. The data was acquired from Goldfields during 2004 and South Deep has completed the initial interpretation. Post-processing and final interpretation is in progress and is expected to be completed during the second quarter of 2005.

Drilling, Sampling and Analysis, Security of Samples

In the current mine area, underground drill-holes are planned at an average 30-metre spacing. The underground drill-hole database consists of about 4,400 drill-holes and has consistently confirmed the ore body geometry over the last thirty-five years of production from the mine. The continuity of the ore body has been corroborated in the Southern portion of the deposit by way of surface drill-holes with inter-collar distances ranging between 800 and 1,250 metres.

The entire estimation drill hole database has been verified by mine site geology staff. The logging and sampling of drill holes is done in accordance with industry standards. Full core samples are taken at an average of 25-30 centimetres for the entire hole, with two to three samples into the hanging- and footwall of the respective reef horizon. Stratigraphic contacts are honored in the process. Conventional chip sampling (by hammer and cold chisel) is done in the conventional narrow reef stoping and is used for the monthly evaluation of production. The mine intends enhancing this approach through the introduction of diamond saw sampling in 2005.

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

Mining and Processing

In November 2004, as a result of the commissioning of South Deep’s new main shaft, mining operations were transferred from the older South Shaft and sub vertical Shaft Complex to the new South Deep Main Shaft Complex. The older South Shaft Complex can best be described as a six-compartment down-cast shaft that gives access from surface to 50 level, which is 1,300 meters below surface. The South Shaft is complemented by two sub-vertical shafts adjacent to the Main South Shaft on 50 level that service 70 to 95 Levels (1,938 and 2,692 metres below surface, respectively). One of these sub vertical shafts (SV2) is a dedicated rock hoist, the other (SV3) is for persons and material conveyance. The main operating levels of the mine are 85 level, 90 level and 95 level with 87 level an interlevel. Previously, all broken rock was delivered to 90 level or 95 level for horizontal tramming and to 95A level for skip loading and vertical conveyance. However, since the commission of South Deep’s new Main Shaft people, material and rock are hoisted through the single shaft directly to surface from 2,565 more than metres below surface. The shaft has the ability to hoist rock at speeds of 65km/hr in conveyances that have 30 ton payloads. People can be transported to and from their respective production levels, which are located more than 2.5 kilometres below surface within minutes in conveyances that hold a maximum of 274 persons at a time. Tramming on main levels is done by means of electric rail locomotives and 14 tonne hoppers. The hoisting complex supports both conventional single reef mining and mechanized mining.

On January 2, 2004, a rock fall occurred in the South Deep SV1 sub vertical shaft between the 60 and 63 levels. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact, with the exception of the point at which the rock fall originated. No conveyances or winding plant were damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by South Deep management to determine the extent of the damage is currently in process.

The ore is mined by conventional underground long wall mining methods (50%) and mechanized drift and fill trackless methods (50%). The conventional stope ore is drilled, blasted and scraped or washed into a series of gullies that feed an ore pass system. The trackless ore is drilled, blasted and loaded with scoop trams to internal ore passes. The ore is then transported by rail to a shaft loading system and hoisted to surface.

During June 2002 the new gold extraction plant was commissioned. It includes a two stage milling circuit (SAG Mill and Ball Mill), a gravity gold recovery circuit inclusive of leach reactors and a pump cell CIP plant. It has a planned capacity of 7,200 tonnes per day or 220 thousand tonnes per 31 day month. It will be capable of producing at low cost and high extraction efficiency after an increased steady state mill feed is obtained.

During the course of 2004, after the completion of a number of valuation studies, it was decided that the Old Mill should be demolished. This process is underway and the Mine continues to extract gold, which accumulated within the mill circuits and infrastructure over the 35 years that it was in operation.

South Deep’s deepest activities are currently conducted at a depth of 2,692 metres below surface. The virgin rock temperature (“VRT”) of 49.5 degrees Celsius is extensively cooled by means of site-specific refrigeration, both closed loop coil cars and open spray bulk air coolers. Currently the mine is refrigerated by 35MW of cooling on surface located at South Shaft, 11 MW of cooling on surface at the South Deep Shaft Complex and 10MW of cooling underground on 80 level. The average stope wet bulb temperature in the mine is 30.0 degrees Celsius. The average stope face air speed is currently 0.74 m/s, with a target velocity of 1.0 m/s.

Potable water consumption averages 340,000 kilolitres per month. It is purchased from Rand Water, the sole potable water supplier in the area. Water from underground fissures is used to supplement the mine service water.

ESKOM is the sole supplier of electrical energy in the country; the mine is supplied at 132 kilovolts from the National Grid and has more than 180 MVA in installed electrical capacity on surface. The annual power requirement of the mine is approximately 610 GWh. The underground feed is presently 6.6kV and 11kV feed down the new South Deep Main Shaft complex. The withdrawal of the 6.6kv supply is currently underway and in time the entire underground reticulation will be 11kv.

South Deep currently pumps out 32 million litres of water per day from its operations, and until recently pumped 70 million litres per day from Harmony’s No 4 Shaft, of mine induced and naturally occurring water. The majority of the approximately 32 megalitres of water being pumped within South Deep’s operations is re-circulated for refrigeration and mine operation purposes.

South Deep, in agreement with Harmony, utilized Harmony’s No. 4 Shaft to pump water from this facility whilst South Deep constructed water containment plugs which are located in a boundary pillar situated between the two mines. South Deep gave notice of its intent to return the operation of the No. 4 shaft back to its rightful owner (Harmony) in January 2005. South Deep utilized an international panel of engineers to oversee design and construction parameters of the water containment plugs to ensure that the mine is safeguarded against any possible flooding.

The PDWAJV is in the process of handing facilities back to Harmony, and during period of handover, the PDWAJV and Harmony will share pumping costs. Certain requirements need to be met before full handover can be established. These include the Department of Minerals and Energy satisfying itself as to the integrity of the water pillar.

Environmental and Closure Aspects

In 2004, all activities at South Deep were, and have continued to be in compliance in all material respects with applicable corporate standards and South African environmental legislation, except that the mine is currently discharging treated waste water, originating from the Waste Water Treatment Plant, and if necessary excess mine water originating at the Twin Shafts complex. A Water Use License Application has been submitted to the Department of Water Affairs & Forestry, and approval is expected in early 2005. PDWAJV is not aware of any proposed changes to the applicable standards or environmental regulations that would materially affect the operations or the approved closure plan.

At December 31, 2004, the fair value of reclamation and environmental related post-closure costs for South Deep, under FAS 143 guidelines requiring the use of third party contractor costs and based on liabilities incurred to date, were estimated to be $7 million. The Corporation has accrued Placer Dome’s 50% share ($3 million). South Deep is contributing to an environmental rehabilitation trust fund (registered with the Government) to fund the environmental closure obligations at the end of mine life. The current funding in the trust is $4 million with a required contribution of $7 million over the next 10 years and then $7 million for the next 60 years thereafter.

Zaldívar Mine

Overview

Placer Dome owns 100% of the Zaldívar open pit heap leach copper mine located in northern Chile. Zaldivar employs 712 employees and approximately 560 contractors. The net book value of property plant and equipment and deferred stripping is $505 million at December 31, 2004 ($490 million and $15 million, respectively).

During 2004, Zaldívar focussed on improving operational efficiencies and reliability of key process equipment such as the bucket wheel excavator for rehandling the spent ore and the Rahco stacker.

The proven and probable mineral reserves as of December 31, 2004 are estimated at 6,202 million pounds (2,813,000 tonnes) of copper with a projected mine life of approximately 20 years (refer to the mineral reserve and mineral resource tables on pages 15 to 22 for further details and qualified persons).

In 2004, the mine produced 325 million pounds of copper (148,000 tonnes) consisting of 98% copper cathodes and the remainder as copper contained in flotation concentrate. The average cash and total production cost for the year was $0.51 and $0.66 per pound, respectively. Cathode quality remained reasonably high throughout the year as 96% of Zaldívar’s production met LME Grade “A” standards. This performance continues to be recognized through the registration of the “Zaldívar” brand cathode by the London Metals Exchange. Zaldivar has also completed the process of registration of the “Zaldivar” brand with COMEX.

2005 Outlook

Copper production in 2005 is targeted at 332 million pounds (150,600 tonnes), 2% higher than 2004 due to higher tonnes processed, partially offset by lower grades. Cash and total costs are expected to be $0.55 and $0.68 per pound, respectively, due to an anticipated higher fuel, acid and other input costs.

Copper recoveries and leaching kinetics have improved for sulphide ores by more than 20% in the last 8 years and leach cycle times are currently 330 days. Notwithstanding, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current recovery rates. Zaldívar will concentrate on improving leaching kinetics and accelerating the oxidation of sulphide ores to ensure the most cost effective leaching philosophy with the objective to minimize future capital requirements and maximize cathode production.

Capital expenditures for 2005 are anticipated to be approximately $8 million. Major items include: increasing the area of the dynamic heap pad to maintain the leaching cycle time with the predicted increase in the ore processing rate ($4 million); constructing a camp module for partial relocation of 93 workers as the existing construction camp does not meet Health Authority standards due to dust contamination ($1 million); and replacing 2 bulldozers and 1 grader ($2 million).

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

Exploration and Development

No in pit drilling was carried out during 2004.

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

The Zaldivar Laboratory gained the accreditation ISO 17025 for 29 analyses in August 2002.

Mining and Processing

The open pit contemplates mining the remaining mineral reserves in eight stages, referred to as Stage 3 through to Stage 10. During 2004, ore production came from Stage 3 Main Zone. Main Zone Stage 4 stripping has commenced and ore from this stage will add to production in 2005 in addition to Stage 3 ore. Pre-stripping will continue in 2005. Conventional methods of open pit mining are used.

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

Zaldívar receives power from SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A dual circuit, 220 kilovolt transmission line, which is 230 kilometres long, was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero. In addition, Gener constructed a link from their power line that crosses the Andes from Salta to the Zaldívar sub-station. The average power requirement of the mine is about 69 mega watts. Annual power consumption is 530 GWHr.

Sales

In 2004, there were 45 contracts for the sale of copper, the largest 10 of which represented 54% of production during the year.

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

In 2004, all activities at Zaldívar were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. Management is not aware of any proposed changes to these standards or regulations that would materially affect the operations or the approved closure plan.

The Environmental Operation System for the operation received ISO 14001accreditation in July of 2003. At December 31, 2004, the fair value of reclamation and environmental related post-closure costs for Zaldivar, under FAS 143 guidelines requiring the use of third party contractor costs and based on liabilities incurred to date, were estimated to be $10 million, all of which has been accrued.

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

qualified person: is an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators. The qualified persons responsible for Placer Dome’s mineral reserve and mineral resource estimates are listed in note 12 to the mineral reserve / mineral resource tables – see page 22.

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

	Years ended December 31 (1)
	2004	2003	2002

Sales	$1,888	$1,763	$1,209
Operating earnings	260	215	177
Net earnings before the cumulative effect of changes in accounting policies	280	246	124
Net earnings	284	229	116
Per common share:
Net earnings before the cumulative changes in accounting policies	0.67	0.60	0.35
Net earnings	0.68	0.56	0.33
Diluted net earnings	0.67	0.56	0.33
Cash dividends declared	0.10	0.10	0.10

	At December 31 (1)
	2004	2003	2002

Total assets	$5,544	$4,585	$3,873
Cash and short-term investments	1,031	559	544
Long-term debt and capital leases, including current portion	1,154	1,189	947
Deferred credits and other liabilities, and reclamation and post closure obligations	330	303	243
Shareholders’ equity	3,164	2,399	2,159

1.	Amounts in this table reflect the following significant transactions and changes in accounting policies:

(i)	On October 22, 2002 Placer Dome gained control of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increased the Corporation’s ownership in Granny Smith and Porgera Mines to 100% and 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle gold mines to the company’s holdings.

(ii)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

(iii)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.02 per share). The above items combined to decrease net earnings by $1 million in 2002.

(iv)	On January 1, 2003, Placer Dome adopted a new accounting standard “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter was a $17 million ($0.04 per share) charge to net earnings.

(v)	On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares of East African Gold for $255 million. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.

(vi)	On December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits.

(vii)	During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet (see note 2(a) to the audited consolidated financial statements for more details). The cumulative effect of this change through December 31, 2003, was to increase earnings on an after tax basis by $4 million ($0.01 per share).

(viii)	Also during the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets (see note 2(b) to the audited consolidated financial statements for more details). Due to this change in accounting policy, Placer Dome has ceased amortization of the excess or the carrying value over the estimated residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome’s earnings on a pre and after tax basis for 2003 by $10 million ($0.02 per share) and $7 million ($0.02 per share), respectively; and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

(ix)	During the fourth quarter of 2004, Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. The net proceeds from the offering were $451,668,250, and will be used for general corporate purposes, which may include funding of new project development and other capital expenditures.

Canadian Generally Accepted Accounting Principles

The selected financial data in the table below has been derived from the consolidated financial statements of the Corporation which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and which are available at www.sedar.com.

All amounts are in millions of U.S. dollars except for per share amounts, Canadian GAAP basis.

	Years ended December 31 (1)
	2004	2003	2002

Sales	$1,946	$1,802	$1,259
Operating earnings	257	202	164
Net earnings	291	211	124
Per common share:
Net earnings	0.69	0.50	0.31
Diluted net earnings	0.67	0.50	0.31
Cash dividends	0.10	0.10	0.10

	At December 31 (1)
	2004	2003	2002

Total assets	$5,512	$4,575	$3,926
Cash and short-term investments	1,037	561	546
Long-term debt and capital leases, including current portion	1,037	1,070	686
Deferred credits and other liabilities, and reclamation and post closure obligations	311	285	269
Shareholders’ equity	3,215	2,456	2,390

1.	Amounts in this table reflect the following significant transactions and changes in accounting policies:

(i)	On October 22, 2002, Placer Dome gained control of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increased the Corporation’s ownership in the Granny Smith and Porgera Mines to 100% and 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and the Kanowna Belle gold mines to the company’s holdings.

(ii)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

(iii)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to increase operating loss and net loss by $8 million or $0.03 per share.

(iv)	On January 1, 2003, Placer Dome adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. This new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and an increase to the net earnings in 2002 and 2001 of nil and $28 million respectively. As a result of the new policy, the retained earnings as at January 1, 2001 were reduced by $45 million with a corresponding adjustment to increase Property, plant and equipment of $8 million and increase Deferred credits and other liabilities of $60 million.

(v)	On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares of East African Gold for $255 million. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.

(vi)	During the fourth quarter of 2003, Placer Dome early adopted, effective January 1, 2003 without restatement, the CICA Handbook section 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

(vii)	On December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits.

(viii)	During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet (see note 2(a) to the consolidated financial statements for more details). This new policy was applied retroactively with restatement of 2003 and 2002 comparative figures and a decrease to the net earnings in 2003 of $1 million and an increase of $5 million in 2002.

(ix)	Also during the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets (see note 2(b) to the audited consolidated financial statements for more details). Due to this change in accounting policy, Placer Dome has ceased amortization of the excess or the carrying value over the estimated residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome’s earnings on a pre and after tax basis for 2003 by $10 million ($0.02 per share) and $7 million ($0.02 per share), respectively; and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

(x)	During the fourth quarter of 2004, Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. The net proceeds from the offering were $451,668,250, and will be used for general corporate purposes, which may include funding of new project development and other capital expenditures.

(xi)	Effective January 1, 2004, Placer Dome adopted Accounting Guideline 13, Hedging Relationships (“AcG 13”) and EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments (“EIC-128”). AcG-13 establishes new criteria that must be met before an entity can apply hedge accounting treatment, whereby the change in the market value is deferred until the forward date identified at the contract inception. EIC 128 requires that a derivative financial instrument that does not qualify for hedging accounting under AcG-13 be recognized on the balance sheet at fair value and any subsequent changes in fair value be recognized in current period earnings. In accordance with EIC-128, the new accounting treatment is applied prospectively, with the fair value of the derivative financial instruments as of January 1, 2004, recorded on the balance sheet, with a corresponding deferred credit, which will be recognized in Sales revenue on the originally intended delivery date. Any subsequent changes in fair value will be recognized in earnings as Non-hedge derivative gains (losses). The impact in 2004 was a charge of $7 million net of tax.

Dividend Policy

For information on the Corporation’s dividend policy, see the Market for Securities in Item 8.

ITEM 6:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The Management’s Discussion and Analysis (“MD&A”) provides a detailed analysis of Placer Dome’s business and compares its 2004 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the Consolidated Financial Statements and related notes that begin on page 113 of this report. The Corporation prepares and files its consolidated financial statements and MD&A in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements and MD&A in accordance with Canadian GAAP, in U.S. dollars, and incorporated by reference into this Annual Information Form, are filed with various Canadian regulatory authorities. These financial statements and MD&A, are available at www.sedar.com. This MD&A is made as of February 23, 2005.

All amounts are in millions of U.S. dollars, except where otherwise indicated.

	2004	2003	2002

Sales	1,888	1,763	1,209
Mine operating earnings
Gold	303	371	282
Copper	202	55	53
Other	(21)	(20)	(11)

	484	406	324

Net earnings	284	229	116
Cash from operations	376	297	320

Gold
Consolidated production (000s ozs) (i)	3,571	3,785	2,756
Cash costs ($/oz) (i)	241	219	176
Total costs ($/oz) (i)	298	273	227
Consolidated sales (000s ozs)	3,592	3,829	2,716
Price realized ($/oz)	391	380	342
London spot price ($/oz)	409	363	310

Copper
Consolidated production (millions lbs)	413	425	427
Cash coss ($/lb)	0.55	0.52	0.45
Total costs ($/lb)	0.70	0.67	0.58
Consolidated sales (millions lbs)	431	412	431
Price realized ($/lb)	1.16	0.80	0.71
London spot price ($/lb)	1.30	0.81	0.71

(i)	Placer Dome’s share of gold production, cash and total production costs were 3,652,000 ounces, $240/oz and $298/oz in 2004, 3,861,000 ounces, $218/oz and $274/oz in 2003, and, 2,823,000 ounces, $178/oz and $231/oz in 2002.

1. HIGHLIGHTS

•	Cash from operations was $376 million in 2004 compared to $297 million in 2003 and $320 million in 2002. Excluding the impact of non-cash working capital, cash from operations was $397 million in 2004, $353 million in 2003 and $335 million in 2002. The increase of 12% from 2003 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping and non-mine operating costs including non-hedge derivatives, interest and general and administrative costs. The increase of 5% from 2002 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

•	Consolidated net earnings in accordance with U.S. GAAP for 2004 were $284 million or $0.68 per share (respectively $280 million and $0.67 per share before changes in accounting policies), compared with $229 million or $0.56 per share in 2003 (respectively $246 million and $0.60 per share before change in accounting policy) and $116 million or $0.33 per share in 2002 (respectively $124 million and $0.35 per share before change in accounting policy).

•	In 2004, net earnings included a non-monetary $34 million foreign currency translation loss relating to the closure of the Misima mine, and a write-down of mining assets and restructuring charges totalling $14 million after-tax. In 2004, Placer Dome’s net earnings were impacted by an unrealized non-hedge derivative loss of $7 million (2003 – gain of $30 million and 2002 – gain of $8 million). Net earnings for 2004 were increased by a non-cash after-tax adjustment of $4 million as a result of a change in accounting policy with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The 2003 net earnings included a non-cash decrease in after-tax earnings of $17 million, the effect of the adoption of a new accounting standard relating to accounting for post-mining related asset retirement obligations. Net earnings for 2002 included a non-cash after-tax charge of $8 million as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

•	During the third quarter of 2004, Placer Dome recognized an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal which ruled in favour of Placer Dome. Also during 2004, earnings were favourably impacted by the recognition of an $88 million non-cash tax gain primarily for previously unrecorded tax benefits in Australia, an amount that is estimated more likely than not to be realized beyond 2004. These adjustments primarily reflect a more positive operational outlook in Australia and Papua New Guinea including an improved gold price environment. During 2004 the Canadian dollar appreciated 7% against the U.S. dollar resulting in an increase in the net Canadian deferred tax assets and a deferred tax recovery of $19 million. Placer Dome’s net earnings for 2003 were positively impacted by the recognition in the second and fourth quarters of a non-cash tax asset totalling $111 million for previously unrecorded tax benefits related to its U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

•	Mine operating earnings were $484 million in 2004 compared to $406 million and $324 million in 2003 and 2002, respectively. The 19% increase in 2004 over 2003 represented a 267% increase in copper operating earnings, which more than offset the 18% decrease in gold mine operating earnings. The increase in 2003 over 2002 related to higher gold mine operating earnings.

•	Placer Dome’s share of gold production in 2004 was 3,652,000 ounces, a decrease of 5% compared to the prior year. The decrease was due to the temporary closure at Golden Sunlight as the mine develops stage 5B, the closure of the Misima mine late in the second quarter of 2004, the focus of mining operations at Bald Mountain on stripping of the Top Pit of Stage 7, and reduced production from the Kalgoorlie West mine. These were partially offset by the acquisition of the North Mara mine in July 2003, and higher production from the Porgera, Turquoise Ridge and Henty mines.

•	Compared to the prior year, Placer Dome’s share of unit cash and total costs(i) increased by 10% and 9% to $240 and $298 per ounce of gold, respectively. The increase in cash costs per ounce was due primarily to the continued appreciation of the Canadian and Australian dollars, the Chilean peso, the Papua New Guinean kina and the South African rand against the U.S. dollar (cumulatively $14 per ounce), rising global energy costs ($6 per ounce) and higher input commodity costs.

•	Consolidated copper production decreased 3% to 413 million pounds, and cash costs per pound(i) increased 6% compared with the prior year due to higher costs at Osborne related to the appreciation of the Australian dollar against the U.S. dollar, and higher royalties and shipping charges.

•	Under Placer Dome’s precious metal sales program, the Corporation realized an average price of $391 per ounce of gold in 2004, $18 per ounce below the average spot price during the year, resulting in a $63 million reduction to revenue that would otherwise have been received had all sales been at spot. During 2004, Placer Dome reduced the maximum committed ounces under its gold sales program by 1.5 million ounces to 9.0 million ounces. At December 31, 2004, Placer Dome’s maximum committed ounces under its gold sales program were 15% of 2004 year-end gold mineral reserves. On December 31, 2004, based on the closing spot price of gold of $438 per ounce and an Australian and Canadian to U.S. dollar exchange rate of $1.2814 and $1.2036, respectively, the mark-to-market value of the precious metals sales and derivative program was negative $775 million.

•	Additions to Placer Dome’s estimated proven and probable mineral reserves during 2004 were slightly less than reductions for depletion due to mining during the year. Placer Dome’s estimated proven and probable mineral reserves as of December 31, 2004 were 59.9 million ounces of gold (refer to the mineral reserve and mineral resource tables on pages 15 to 22 for further details). The additions prior to allowance for depletion during the year were primarily due to additional mineral reserve discoveries and reclassification at Cortez Hills, and increases at other sites, including Porgera, Porcupine, North Mara and Bald Mountain, due to remodeling, exploration and an increase in the long-term gold price assumption from $325 to $350 per ounce. The increase was partially offset by decreases at South Deep due to a mid-year mineral reserve update and at Turquoise Ridge and Granny Smith primarily due to increased costs and resulting higher cut-off grades and remodeling. Proven and probable copper mineral reserves decreased by 6% due to depletion.

•	On November 23, 2004 Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. Net proceeds from the offering were $451,668,250. The underwriters’ over-allotment option was fully exercised. Net proceeds from the offering will be used for general corporate purposes, which may include funding of new project development and other capital expenditures.

•	Gold production in 2005 is expected to total approximately 3.7 million ounces, slightly above 2004 levels. The resumption of milling at Golden Sunlight and increased production from North Mara and Granny Smith are expected to offset lower production from Cortez. Cash costs for gold are forecast to be between $250 and $260 per ounce, and total costs are expected to be in the $315 to $325 per ounce range, assuming prevailing foreign exchange rates, other commodity input and energy costs.

•	Copper production for 2005 is expected to be between 410 and 420 million pounds, decreased from previous 2005 production guidance of 430 million pounds, but in line with 2004 levels as higher recoveries at Zaldívar are expected to be offset by decreased production at Osborne. Cash costs are expected to be in the range of $0.60 to $0.65 per pound, and total costs are forecast at $0.75 to $0.80 per pound assuming prevailing foreign exchange rates and continuing high commodity input and shipping costs.

•	As at February 23, 2005, the Corporation had 436,433,528 common shares outstanding. As at the same date, the Corporation had $230 million in convertible debentures outstanding (see note 14(a)(iii) to the Consolidated Financial Statements), none of which were in a position to be converted on February 23, 2005. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at February 23, 2005, the Corporation had 13,715,331 share options outstanding under its stock-based incentive plans. If all of these options were converted on that date, the Corporation would have to issue 13,715,331 common shares. For a summary of financial information for the last three years under U.S. and Canadian GAAP, see Item 5 “Selected Consolidated Financial Information” of this document.

(i)	These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See section 9 “Non-GAAP Measures” of this MD&A.

Quarterly Results

	Quarters ended				Years
	(unaudited)				ended
	March 31	June 30	Sept. 30	Dec. 31	Dec. 31

2004
Sales	$508	$467	$453	$460	$1,888
Mine operating earnings	159	137	110	78	484
Operating earnings	113	87	59	1	260
Net earnings	64	33	148	39	284
Net earnings per common share	0.16	0.07	0.36	0.09	0.68

2003 (i)
Sales	$409	$398	$464	$492	$1,763
Mine operating earnings	96	69	113	128	406
Operating earnings	55	19	59	82	215
Net earnings	63	58	27	81	229
Net earnings per common share	0.15	0.15	0.06	0.20	0.56

(i)     With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first nine months and third quarter of 2003 were restated to reflect these changes.

•	Mine operating earnings for the fourth quarter of 2004 were $78 million, a decrease of 39% or $50 million over the comparative period in 2003 due to lower contributions from gold.

•	Cash flow from operations for the three months ended December 31, 2004 was $44 million, compared with $29 million for the same period in 2003. The 52% increase primarily reflected a decrease in working capital, partially offset by lower cash mine operating earnings, and higher general and administrative and exploration costs.

•	Consolidated gold production in the fourth quarter decreased by 11% to 902,000 ounces from 1,011,000 ounces in 2003 due to the temporary closure at Golden Sunlight as the mine develops stage 5B, the closure of the Misima mine late in the second quarter of 2004, and reduced production from the Kalgoorlie West operations. This was partially offset by higher production from the Porgera and Granny Smith mines.

•	Placer Dome’s share of cash and total production costs per ounce for the fourth quarter of 2004 were $264 and $330, respectively, compared with $229 and $284 in 2003. The increase was due primarily to the continued appreciation of foreign currencies against the U.S. dollar ($10 per ounce), rising global energy costs ($6 per ounce), lower production, higher input commodity prices and mine-site specific issues. The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, Chilean peso and South African rand to the U.S. dollar appreciated 8%, 6%, 11%, 5% and 11%, respectively, from the fourth quarter of 2003 to 2004.

•	Gold operating earnings were $53 million in the fourth quarter of 2004 compared with $112 million in the fourth quarter of 2003 due to lower sales volumes and price realized, and higher unit costs. Gold sales revenue for the quarter was $355 million compared with $402 million in the prior year period, a decrease of 12% reflecting an 11% decrease in sales volume and a $4 per ounce decrease in the average realized price.

•	The average realized sales price in the fourth quarter of 2004 decreased $4 per ounce compared with the prior-year period. The $43 per ounce increase in the average spot gold price was more than offset by the impact of a change in contribution from Placer Dome’s precious metals sales program to negative $32 million in the fourth quarter 2004 from positive $7 million in the fourth quarter of 2003.

•	Copper operating earnings of $32 million in the fourth quarter of 2004 were 45% higher than the prior-year period due primarily to a 29% higher realized price per pound, partially offset by decreased sales and increased costs. Copper sales revenue for the quarter was $105 million compared with $89 million in the 2003 period, reflecting the increase in the average realized price partially offset by an 11% decrease in sales volume and a negative contribution from metal hedging of $22 million compared to $5 million in the prior-year quarter. Consolidated copper production in the fourth quarter of 2004 was 93 million pounds (42,356 tonnes), 16% less than the prior-year period as Zaldívar ore had a high sulphide copper content, which slowed the recovery of copper, and Osborne experienced production shortfalls early in the fourth quarter. Consolidated cash and total production costs per pound of copper for the period were $0.64 and $0.82, respectively, compared with $0.53 and $0.67, respectively, in 2003. The increase was due primarily to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and lower production.

•	Costs related to general and administrative, exploration, technology, resource development and other totalled $63 million for the three-month period ended December 31, 2004, an increase of $17 million from the prior year period. The $12 million increase in resource development, technology and other was primarily due to a reduction of $9 million to the fair value of the Turquoise Ridge environmental closure accrual in the fourth quarter of 2003 and increased activity on the development projects in the fourth quarter of 2004.

•	In the fourth quarter of 2004, a write-down of mining assets and restructuring charges totalled $14 million ($10 million after tax). Mine asset write-downs of $11 million were primarily the result of obsolescence due to technological changes. Restructuring charges of $3 million were incurred, primarily related to the South Deep mine, due to a restructuring and reduction in the work force.

•	Investment and other business income (losses) in the three-month period ended December 31, 2004 was a gain of $4 million compared with a loss of $1 million in the prior-year period. The increase in the period was due to higher interest income on higher average cash balances and increased gains from the sales of property, plant and equipment.

•	During the fourth quarter of 2004, certain tax issues were resolved favourably, resulting in reductions in accruals for tax contingencies for a net reduction in tax expense of $13 million. As well, during the fourth quarter the Australian and Canadian dollars strengthened 9% and 5%, respectively against the U.S. dollar resulting in a net deferred tax asset increase and deferred tax recovery of $19 million. Net earnings for the fourth quarter of 2003 were positively impacted by the recognition of a $72 million non-cash tax asset for previously unrecorded tax benefits related to Placer Dome’s U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome’s U.S. operations, including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies, which appreciated against the U.S. dollar during 2003, and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

2. STRATEGIC REVIEW

Overview

Placer Dome’s strategy is to increase shareholder value by continuing to build upon its high-quality portfolio of gold producing assets, and development and exploration projects to achieve long-term growth in cash flow and earnings per share. Placer Dome has a strategy with the main components having measurable objectives and deliverables. These components are:

1.	Optimizing the performance and value of existing assets through productivity improvements, cost-cutting, and minesite exploration programs which add value by reducing costs, increasing production and / or extending the mine life through mineral reserves additions;

2.	Investing in new high-quality assets through exploration, project development and acquisitions; and

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

As a result of its strategic initiatives, Placer Dome’s longer-term expectation is to enhance its position among major global gold miners with a high-quality, geographically balanced portfolio of operations. The technology focus will advance, intellectually protect and implement new technologies that improve operating performance at its sites. Through implementation of business process redesign, Placer Dome will achieve industry leading enterprise-wide business processes and systems that enable global innovation, planning and execution of strategy. Placer Dome’s strategic plan is expected to result in a continuation of its high-quality portfolio of gold mining assets, a strong balance sheet and cash flow generation, and investment-grade credit ratings.

Consistent with these strategic objectives, Placer Dome continued to advance these three components of its strategic plan in 2004 as evidenced by the items noted below.

Asset Optimization

Placer Dome is in the third year of a major five-year initiative to standardize core business processes at all of its operations and ensure they are consistent with global best practices. The program consists of a redesign of key business processes, including production, supply chain, asset management and maintenance, business performance measurement, and the implementation of a standard computer platform across the company. The objective of the program is to improve effectiveness and efficiency and extract economies of scale to reduce costs and improve productivity.

On completion of the program at the end of 2007, net annual operating benefits are expected to be $80 million. Some benefits are already being realized in the area of supply chain management, while others will continue to ramp up.

Concurrent with this initiative, Placer Dome is adopting a standard enterprise resource planning system that will be implemented on a phased approach at a number of its key assets. The system will support consistent financial, production and business decisions.

In addition to these Placer Dome wide programs, the following mine-site specific initiatives were commenced and / or completed during 2004:

•	Work on the South Deep Twin Shaft project was completed and commissioning of the shafts commenced during the latter part of the year. The new shaft complex provides for quicker access of personnel and logistic supplies to the centre of mining operations. The rock-hoisting facility now provides direct delivery of ore from 2.76 kilometres underground into the metallurgical plant located adjacent to the shaft complex on surface. The mine is now focused on the commissioning of the Ventilation/Refrigeration system down the new Ventilation shaft. Direct cooling into workplaces will have a better cooling effect on underground conditions relative to the old system. Accelerated development rates can now be achieved on the 90 and 94 levels.

•	An expansion of North Mara mine’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum was completed in the fourth quarter. This is expected to increase estimated annual production to between 280,000 and 300,000 ounces. During the fourth quarter, Placer Dome also took over mining operations from the existing mining contractor at a cost of $16 million, including purchasing its mobile equipment fleet. Owner mining is expected to reduce cost per tonne mined over the life of mine and provide better control over the mining operation. Stage 1 of the Nyabirama pit will be concluded in the second quarter of 2005. It is proposed that this will be followed with the Gokona Stage 1 development, with site preparation commencing in the first quarter of 2005.

•	Activities at the Golden Sunlight mine during the year were focused on pre-stripping of stage 5B. The mine is expected to produce more than 520,000 ounces from 2005 to 2008. A decision to mine stage 2B, which is expected to produce 13,000 ounces at a total cost of $370 per ounce, was made in November 2004. These two projects have accelerated the mill start-up date and therefore the commencement of ore delivery to the mill was moved up to January 2005 from the previously disclosed March 2005.

•	Development work on Campbell’s DC zone is expected to access probable mineral reserves currently estimated at 222,285 ounces as well as additional mineral resources. It will also provide a platform for additional exploration activity in the immediate area. In 2004, the development program focused on expediting production from the DC zone and advancing exploration headings. In 2005, the development will be geared toward accessing the DC zone at depth. The project is expected to cost a total of $19 million of which $13 million has been expended to date. The project is on schedule, on budget and is expected to be completed in 2006.

Placer Dome continues to focus on optimizing the use of mine infrastructures by exploring to expand mineral reserves at existing operations. Exploration expenditures totaled $77 million in 2004, $52 million of which related to existing mines with major focuses on the Cortez, Kalgoorlie West, Musselwhite, North Mara and Porcupine operations. In addition to the mine site focus, drill programs were completed in 2004 or are under way at nine projects and drill target definition is proceeding on a further 14 of the 20 projects Placer Dome has worldwide.

Investment in New High-quality Assets

Placer Dome is advancing a number of significant development opportunities. These include projects at the existing Cortez mine site and four greenfields developments. Subject to Placer Dome’s internal approval processes, it intends to make a decision on whether to develop each of the Cortez Hills open pit, the Cerro Casale project and the Pueblo Viejo project by the end of 2005. For more details on these projects, see Development Projects in the Outlook section of this MD&A.

In addition to progress on the development projects, the following mine-site specific investments were initiated, progressed and / or completed during 2004:

•	Construction work at Turquoise Ridge was completed. Ongoing development work continued during 2004 and is expected to be complete in 2005 with operations expected to reach annualized production of 300,000 ounces (Placer Dome’s share 225,000 ounces) of gold in 2006.

•	At Porcupine, the Pamour open pit mine was approved in the first quarter. Pre-stripping of the open pit commenced in the fourth quarter, with gold production expected to start in the third quarter of 2005. Modifications to the existing mill to allow for the processing of the harder Pamour ore were completed in December 2004, six weeks ahead of schedule. Mill recoveries are expected to increase by approximately 1.5 to 2% as a result of the improvements. Placer Dome’s share of the capital cost of the Pamour mine and mill modifications is estimated at $30 million (including deferred stripping costs) and it is expected to produce 1.6 million ounces of gold (Placer Dome share 800,000 ounces) over the next 10 years.

•	The development of Kalgoorlie West’s Raleigh underground mine commenced in July. The underground mine will be an extension of the Raleigh open pit mine with production scheduled to commence in late 2005 and continue through 2011. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome’s share of the capital cost is estimated at $17 million, with the majority of this expenditure in 2005. Placer Dome’s share of production over the six-year mine life is expected to be approximately 250,000 ounces.

•	At the Granny Smith mine, the Wallaby underground feasibility study and related underground development continued during 2004. The study is scheduled for completion in the second quarter of 2005, with the primary goal of delineating the Zone 60/250 ore body and justifying its exploitation via an underground mining operation. Delineation drilling has been conducted from surface within the Wallaby open pit and from an underground drill drive developed as part of the feasibility study. The study also includes trial underground mining in three lenses in the upper areas of the proposed underground mine. This trial is expected to result in the production of approximately 46,000 ounces during the feasibility study period, resulting in the study having a net cost of approximately $6 million.

Innovation

Placer Dome has an ongoing research and technology initiative aimed at developing new technologies that improve operating performance at its sites. The group is currently advancing 25 projects through assessment, study and feasibility. Included in these are the following:

The Cortez mine continues to evaluate the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two novel processes. One method uses a thiosulfate tank leaching process, and the other uses a modified cyanide-based leaching process. Both processes are through the preliminary piloting stage and engineering is at the pre-feasibility level. Additional piloting continues on both processes with an implementation strategy for Cortez to be developed by the end of 2005. The selected alternative may revise Cortez’s strategy to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves.

Mine testing of the “MiniMole”, also named GARTH, took place during the second half of 2004 in an underground site at the Campbell Mine. This represented the world’s first demonstration of a hard-rock mining machine in a near-vertical ore vein. The research program is pursuing the development of novel hardrock excavation equipment that will allow selective mining of narrow vein and reef-type deposits. The four-month underground trial involved comparing two rock cutting methods and evaluating cutter wear rates, machine capability in actual mine conditions and overall system reliability. The quality of the results obtained from this first trial warrant continuation of the research effort and will lead to the design of the next-generation prototype excavation system.

3. OUTLOOK

Operations

Placer Dome’s gold production in 2005 is expected to total approximately 3.7 million ounces, slightly above 2004 levels. The resumption of milling at Golden Sunlight and increased production from North Mara and Granny Smith are expected to offset lower production from Cortez. Cash costs for gold are forecast to be between $250 and $260 per ounce, and total costs are expected to be in the $315 to $325 per ounce range, assuming prevailing foreign exchange rates and energy costs and other commodity input costs. See the Review of Mining Operations section for targets for specific mines.

Copper production for 2005 is expected to be between 410 and 420 million pounds, decreased from previous 2005 production guidance of 430 million pounds, in line with 2004 levels as higher recoveries at Zaldívar are expected to offset decreased production at Osborne. Cash costs are expected to be in the range of $0.60 to $0.65 per pound, and total costs are forecast at $0.75 to $0.80 per pound assuming prevailing foreign exchange rates and continuing high commodity input and shipping costs. See the Review of Mining Operations section for targets for specific mines.

Consolidated capital expenditures, including pre-stripping, are anticipated to be approximately $260 million in 2005. Major investments include $32 million at North Mara for the Gokona Pit start-up, $24 million at Cortez for mobile equipment and further development of Cortez Hills, $15 million at Porcupine for the continued development of the Pamour open pit mine and underground development at the Hoyle Pond mine, $11 million at South Deep for underground development and infrastructure, $8 million at Kanowna Belle for mine development and $7 million for development at Osborne. In addition, Placer Dome’s share of deferred stripping expenditures in 2005 is anticipated to be approximately $35 million.

Exploration expenditures in 2005 are anticipated to be approximately $90 million, up from $77 million in 2004. About $60 million of this total will be allocated to exploration activities within an economic radius of existing mine sites, with the highest spending levels at Cortez, Campbell, Kanowna Belle, Kalgoorlie West, North Mara and Granny Smith.

Placer Dome also plans to spend approximately $55 million in 2005 on resource development, technology advancement, gold marketing and other related items. The largest component, $23 million, relates to its development project portfolio. Before allowance for non-cash stock-based compensation (see note 1 to the Consolidated Financial Statements), expenditures on general and administrative items are forecast to be approximately $72 million in 2005, up from $64 million in 2004 due to the continued strength of other currencies against the U.S. dollar and additional information technology support expenditures.

Exploration and Development Projects

Note: For details concerning mineral reserve and mineral resource estimates at Cortez Hills and mineral resource estimates at the Corporation’s other exploration and development projects (including qualified persons) refer to the Corporation’s mineral reserve and mineral resource tables and notes on pages 15 to 22. The qualified person responsible for other scientific or technical information concerning development projects is Alfred L. Hills, P.Eng., Vice-President, Evaluations. Readers are advised that mineral resources that have not been classified as mineral reserves do not have demonstrated economic viability.

The Cortez Hills project, on the 60% owned Cortez Joint Venture property, encompasses a high-grade open pit exploration discovery made in 2003 combined with an adjacent lower grade deposit known as the Pediment deposit.

Exploration activities continued throughout the year on the 60% owned Cortez Hills/Pediment complex with a feasibility study on the project commencing in the third quarter of 2004. More than 150 holes were drilled on the deposits in 2004 of which about 60% were targeted at resource definition, 30% at resource expansion and 10% at condemnation drilling to allow for planning of infrastructure sites. Exploration during the year was successful in further defining a steeply dipping high-grade deposit amenable to open pit mining and has identified a shallow dipping, high-grade mineral resource that will be investigated for mining with underground techniques. The open-pit portion of the deposit is sufficiently defined to allow for feasibility study work to be completed on the deposit. The deposit remains open at depth to the west.

At December 31, 2004 Placer Dome’s share of the Cortez Hills proven and probable gold mineral reserve was 4.4 million ounces consisting of 3.4 million ounces proven (20.2 million tonnes at average grade of 5.25 g/t) and 1.0 million ounces probable (8.5 million tonnes at average grade of 3.50 g/t), an increase of 1.2 million ounces from year-end 2003. The mineral reserve estimate is reduced slightly from mid-year as geotechnical work has resulted in a flattening of some of the pit wall angles leading to a shallower open pit. A portion of the mineral reserves have been reclassified as mineral resources. Geotechnical work will continue in the first half of 2005 and will include assessing the potential for steepening pit walls. The potential to extract pit bottom mineral resources from underground will also be assessed at a later date.

The feasibility study on the deposit is scheduled for completion during the second half of the year and is examining, among other issues, optimal mining configurations, transportation of ore to the Pipeline mill and the merits of expanding the Pipeline mill.

Development and condemnation drilling will continue as part of the Cortez Hills/Pediment development. Limited exploration on the Cortez Hills deposit will occur in 2005. Placer Dome has budgeted more than $8 million in 2005 for continued feasibility study work on Cortez Hills/Pediment. As part of the exploration of the overall deposit, the joint venture is examining the merits of driving an exploration drift from a nearby existing Cortez open pit to allow for more effective exploration of underground targets. A decision on this issue is expected in the third quarter of 2005.

The Pueblo Viejo project is assessing the viability of mining a 15 million ounce refractory gold mineral resource from an historic mining area in the Dominican Republic. Placer Dome acquired 100% of the project through an agreement with the Dominican government in 2002.

Placer Dome has completed a pre-feasibility study on the Pueblo Viejo property that contemplates a conventional open pit mining operation, sourcing ore from the Monte Negro and the Moore deposits. The processing circuit selected for the study consists of a standard crushing and grinding circuit followed by whole ore pressure oxidation with a conventional carbon-in-leach cyanide leach circuit to recover the gold. Gold recoveries are expected to range between 89% and 94% depending on ore type, with silver recoveries averaging about 5%. The processing plant capacity is anticipated at approximately 15,000 tonnes per day. Capital costs for the mine are estimated at between $800 million and $850 million, including a 15% contingency of approximately $100 million.

Production from the mine, if constructed, is expected to average about 800,000 ounces of gold annually over the first six years of the mine life and between 600,000 and 650,000 ounces per year over a 17-year mine life. Cash costs are expected to average approximately $200 per ounce over the life of the mine, including royalties payable to the Dominican government.

Placer Dome is moving the project to feasibility study with completion expected in the second half of 2005. Power supply is a key issue that remains to be fully addressed during the feasibility study. Power costs used in the pre-feasibility study were based on an owned coal-fired power plant being constructed near existing power facilities on the south coast of the country. The capital cost to build a 125 megawatt power plant is estimated at $175 million to $200 million and is not included in the above capital cost estimate. A number of owned and third party alternatives for power supply are being studied.

The Cerro Casale project contemplates mining a large gold-copper porphyry deposit in the Andean highlands in Chile. Cerro Casale is one of the world’s largest undeveloped gold and copper deposits, owned indirectly by Placer Dome (51%), Bema Gold Corporation (24%) and Arizona Star Resource Corp. (25%). Placer Dome acquired its interest in 1998 for a cash payment, funding of a feasibility study and the commitment to fund up to $1.3 billion for construction of the mine. Placer Dome completed a feasibility study on the project in 2000. At the time the project was not economic. The feasibility study was updated for then contemporary capital and operating cost estimates in early 2004.

Placer Dome issued a certificate to its partners in late September 2004 indicating that it had commenced or is continuing to use reasonable efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders’ agreement. Subject to the terms of the shareholders’ agreement, Placer Dome has until the end of 2005 to arrange such financing.

Since that time, the focus of efforts has been on the commercial arrangements for the project. These specifically include the above referenced financing, power supply contracts and off take arrangements. A technical review of the project is also under way, examining optimization opportunities. Additionally, the capital and operating costs for the project are being reviewed to assess any impact of continued cost inflation.

Placer Dome’s share of Cerro Casale’s estimated measured and indicated mineral resources is 13.0 million ounces of gold and 3.3 billion pounds of copper. This project contemplates a large-scale open pit mine that could produce (Placer Dome’s share) approximately 500,000 ounces of gold and 65,000 tonnes of copper per year over an 18-year mine life.

Based on work completed in early 2004, capital costs for the project were estimated at $1.65 billion on a 100% basis. Assuming a copper price of $0.95 per pound, Cerro Casale’s cash costs are projected at approximately $115 per ounce (net of copper credits). Total costs, including amortization and depreciation of capital, are projected at approximately $225 per ounce.

The Donlin Creek project contemplates an open pit operation mining a large refractory gold deposit in southwest Alaska. Placer Dome owns 30% of the project and is earning an additional 40% by funding $32 million of exploration and development, completing a feasibility study on the project and by making a decision to build a mine to produce at least 600,000 ounces of gold per year (on a 100% basis). Placer Dome’s share of the project’s measured and indicated gold mineral resource and inferred gold mineral resource, assuming 70% ownership, is 7.8 million ounces and 10.0 million ounces, respectively.

Work in 2004 consisted of a preliminary assessment on the viability and economics of the project. Based on this work, Placer Dome is committing $11 million to the development of the project in 2005. About half of the funds will be used for drilling to reclassify a portion of the inferred gold mineral resource to a measured and indicated gold mineral resource. Work on design concepts, infrastructure planning, power supply and geotechnical requirements are also ongoing. Baseline environmental studies are being completed in order to commence the permitting process later this year.

In north-central British Columbia, a pre-feasibility study is expected to commence shortly on the Mount Milligan project, a large gold-copper porphyry deposit containing estimated measured and indicated mineral resources of 5.6 million ounces of gold and 1.7 billion pounds of copper (refer to the mineral reserve and mineral resource tables on pages 15 to 22 for further details and qualified persons). During 2005, the focus of activities will include additional conventional metallurgical test work and an investigation of new concentrate processing options. A decision will be made in 2005 on whether a feasibility study is warranted.

Hedging and Sensitivities

In 2005, Placer Dome expects to reduce its committed ounce position of its precious metals sales program to 7.5 million ounces of gold by delivering into contracts.

The sensitivity of annual net earnings to key metal price changes based on metal prices of $400 per ounce for gold and $1.20 per pound for copper and projected 2005 sales volumes is estimated as follows:

		Change in 2005 net earnings
		Increase in price		Decrease in price
	Price change		Per share		Per share
	($)	(millions of $)	($)	(millions of $)	($)

Gold	25.00/oz.	46	0.10	(44)	(0.10)
Copper	0.05/lb.	11	0.03	(13)	(0.03)

The sensitivity of annual net earnings to foreign exchange fluctuations with respect to mine operating costs and non-hedge derivatives of the Australian dollar, the Canadian dollar, the Chilean peso, the Papua New Guinean kina and the South African rand to the U.S. dollar for projected 2005 sales volumes is estimated as follows:

		Change in 2005 net earnings
		Local currencies		Local currencies
		appreciate by 10%		depreciate by 10%
	Rate
	December		Per share		Per share
	31, 2004	(millions of $)	($)	(millions of $)	($)

Australian dollar	1.2847	(10)	(0.02)	14	0.03
Canadian dollar	1.2037	(3)	(0.01)	7	0.02
Chilean peso	556	(6)	(0.02)	6	0.02
Papua New Guinean kina	3.05	(3)	(0.01)	3	0.01
South African rand	5.66	(8)	(0.02)	8	0.02

4. REVIEW OF MINING OPERATIONS

PRODUCTION AND OPERATING SUMMARY
			For the twelve months ended December 31								Estimated annual 2005
	Placer			Placer Dome’s Share
	Dome’s share		Mine	Millfeed			Production		Cost per unit (2)		Production	Cost per unit (12)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)		(ozs,	($/oz, $/lb)
Mine	production)		earnings (1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total	000s lbs)	Cash	Total

GOLD Canada Campbell	100%	2004	$14	446	15.3	95.7	209,045	+6%	276	344	200,000	285	365
		2003	$21	363	17.6	96.1	197,114		202	264

Musselwhite	68%	2004	10	992	5.3	95.8	163,386	+8%	269	345	165,000	275	355
		2003	4	905	5.5	95.5	151,422		250	330

Porcupine	51%	2004	20	2,038	3.4	91.9	201,710	-13%	236	310	185,000	255	335
		2003	22	2,106	3.7	92.4	233,101		206	262

United States Bald Mountain(3)	100%	2004	2	2,019	0.8	t	46,685	-48%	349	379	90,000	330	380
		2003	8	4,125	0.7	t	90,601		228	279

Cortez (3),(4),(5)	60%	2004	125	22,899	1.2	t	630,801	-1%	162	201	515,000	185	225
		2003	114	14,399	1.8	t	639,241		135	172

Golden Sunlight (6)	100%	2004	1	—	—	—	2,419	-99%	—	—	90,000	265	335
		2003	52	2,245	4.0	82.1	234,946		143	151

Turquoise Ridge (7)	75%	2004	(1)	323	13.5	90.4	126,921	+37%	343	352	150,000	280	300
	100%	2003	8	211	14.3	95.7	92,965		215	220

Australia Granny Smith	100%	2004	(10)	4,434	2.1	89.3	267,267	-5%	354	440	325,000	310	420
		2003	11	3,955	2.5	88.8	280,129		246	320

Henty	100%	2004	17	288	16.0	96.4	143,064	+40%	170	283	110,000	210	335
		2003	3	289	11.4	95.6	102,070		204	308

Kalgoorlie West	100%	2004	(1)	3,053	2.7	95.6	262,553	-34%	335	418	250,000	350	430
		2003	(4)	3,438	3.8	95.2	396,254		271	364

Kanowna Belle	100%	2004	22	1,900	4.4	89.4	237,291	-10%	254	316	245,000	280	360
		2003	21	1,909	4.9	89.0	262,889		204	283

Osborne (8)	100%	2004	t	1,533	1.0	82.3	41,630	+11%	t	t	40,000	t	t
		2003	t	1,485	1.0	80.5	37,357		t	t

Papua New Guinea Misima (9)	80%	2004	6	1,850	0.8	87.5	40,522	-57%	275	281	—	—	—
		2003	4	4,471	0.7	87.6	94,837		276	310

Porgera	75%	2004	126	4,691	5.8	88.4	764,809	+20%	192	228	720,000	255	295
		2003	42	4,242	5.3	87.6	638,940		256	301

Chile La Coipa (10)	50%	2004	15	3,282	1.1	81.2	90,932	-9%	231	300	100,000	245	325
		2003	10	3,208	1.2	83.6	99,637		208	291

South Africa South Deep	50%	2004	(5)	1,100	6.2	97.2	214,293	-3%	394	437	230,000	350	400
		2003	4	979	7.2	96.9	220,371		301	342

Tanzania North Mara (11)	100%	2004	25	2,128	3.4	92.0	208,484	+133%	230	289	290,000	230	320
		2003	7	869	3.4	93.5	89,525		225	301

Metal hedging loss		2004	(63)
		2003	54

Currency hedging gain		2004	15						(4)	(4)
		2003	—						—	—

TOTAL GOLD		2004	$303				3,651,812	-5%	240	298	3,650,000 3,750,000	250-260	315-325
		2003	$371				3,861,399		218	274

COPPER Osborne (8)	100%	2004	30	1,533	2.7	93.9	87,404	-7%	0.69	0.84	80,000	0.91	1.04
		2003	4	1,485	3.0	96.0	93,638		0.56	0.69

Zaldívar (3)	100%	2004	229	18,169	1.0	t	325,406	-2%	0.51	0.66	332,000	0.55	0.68
		2003	56	16,942	1.1	t	331,720		0.51	0.66

Metal hedging loss		2004	(57)
		2003	(5)

TOTAL COPPER		2004	$202				412,810	-3%	0.55	0.70	410,000- 420,000	0.60-0.65	0.75-0.80
		2003	$55				425,358		0.52	0.67

Other (1)		2004	(21)
		2003	(20)

CONSOLIDATED MINE		2004	$484

OPERATING EARNINGS (1)		2003	$406

Notes to the Production and Operating Summary:

(1)	Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. Consolidated mine operating earnings, (and the related sub-totals), in accordance with accounting principles generally accepted in the U.S., exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings are comprised of sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to U.S. Financial Accounting Standards Board (“FASB”) Statement of Accounting Standards No. 109– Accounting for Income Taxes (“SFAS 109”), on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets or liabilities for the tax effect of such differences. Other mine operating earnings include a charge of $13 million (2003 — $9 million) related to the amortization of the property, plant and equipment allocation. Balance includes $6 million (2003 — $5 million) for Porgera, $3 million (2003 — $1 million) for North Mara, $1 million (2003 — $2 million) for Kalgoorlie West, $1 million (2003 — $1 million) for Zaldívar, and $1 million (nil in 2003) for each of Kanowna Belle and Henty.

(2)	Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard are:

	2004	2003	2002
	$/oz.	$/oz.	$/oz.

Direct mining expenses	238	208	164
Stripping and mine development adjustment	(15)	(3)	2
Third party smelting, refining and transportation	1	1	1
By-product credits	(1)	(1)	(1)

Cash operating costs per ounce	223	205	166
Royalties	15	12	10
Production taxes	2	1	2

Total cash costs per ounce	240	218	178
Depreciation	30	34	44
Depletion	23	19	5
Reclamation and mine closure	5	3	4

Total production costs per ounce	298	274	231

(3)	Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(4)	During the second quarter of 2004, Placer Dome changed its accounting policy with respect to deferred stripping, retroactive to January 1, 2004, to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on a pre and after-tax basis by $4 million ($0.01 per share).

(5)   The Cortez mine processes material by way of carbon-in-leach and heap leaching.

	Millfeed	Grade	Recovery	Production
	(000s tonnes)	(g/t)	(%)	(ozs.)

Carbon-in-leach (“CIL”)
2004	1,856	5.4	88.3	285,645
2003	2,071	6.5	89.8	390,087

Heap leach
2004	20,789	0.7	Note 3	297,371
2003	12,049	0.9	Note 3	198,107

Sale of carbonaceous ore
2004	254	6.8	86.6	47,785
2003	278	6.7	85.1	51,047

Total
2004	22,899	1.2	Note 3	630,801
2003	14,398	1.8	Note 3	639,241

(6)	Production from Golden Sunlight was suspended in December 2003 and operations will recommence in January 2005 when ore is delivered to the mill from stages 5B and 2B.

(7)	Production from the Turquoise Ridge mine relates to third party ore sales. In December 2003, Placer Dome and Newmont Mining Corporation formed the Turquoise Ridge Joint Venture. Results prior to this represent 100% of the mine’s results, and 75% thereafter. The cash and total cost per ounce balances do not include the cost of processing the ore.

(8)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)	Silver was a by-product at the Misima mine, where grade, recovery and Placer Dome’s share of production for silver were 7.1 grams of silver per tonne, 35.8% and 162,000 ounces, respectively for 2004, and 7.5 grams of silver per tonne, 38.5% and 433,000 ounces, respectively, for 2003. Mining was completed at Misima in May 2001, but processing of stockpiles continued until May 2004.

(10)	Gold and silver are accounted for as co-products at the La Coipa mine. Gold equivalent ounces are calculated using a ratio of the silver market price to the gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 151,064 ounces for 2004, and 154,519 ounces for 2003. At La Coipa (50%), grade, recovery and production for silver were 60.8 grams of silver per tonne, 57.5% and 3,693,000 ounces, respectively, for 2004 and 65.0 grams of silver per tonne, 60.7% and 4,067,000 ounces, respectively, for 2003.

(11)	On July 23, 2003, Placer Dome completed the acquisition of East African Gold Mines Limited which owns 100% of the open pit North Mara mine in northern Tanzania.

(12)	Estimated 2005 annual unit costs for the Canadian, Australian, Papua New Guinean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.2048, 1.2821, 3.00, 600, and 6.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At December 31, 2004 these exchange rates were, 1.2036, 1.2847, 3.05, 556 and 5.66 to 1, respectively.

2004 compared with 2003

Mine operating earnings were $484 million in 2004, 19% higher than 2003 due primarily to higher contributions from copper, partially offset by lower gold operating earnings.

Gold operating earnings decreased 18% in 2004 to $303 million, compared with $371 million in 2003. Gold sales revenue was $1,393 million in 2004 compared with $1,440 million in the prior year, a decrease of 3% reflecting a 6% decrease in sales volume, partially offset by an $11 per ounce increase in the average realized price. Consolidated gold production in 2004 decreased 6% to 3,571,000 ounces from 3,785,000 ounces in 2003 reflecting the temporary closure at Golden Sunlight as the mine develops stage 5B, the closure of the Misima mine late in the second quarter of 2004, the focus of mining operations at Bald Mountain on stripping of the Top Pit of Stage 7, and reduced production from the Kalgoorlie West and Granny Smith mines. This was partially offset by the acquisition of the North Mara mine in July 2003, and higher production from the Porgera, Turquoise Ridge and Henty mines.

The increase in average realized sales price was due to a 13% increase in the average spot gold price, offset by a decrease in the contribution from Placer Dome’s precious metals sales program to negative $63 million in 2004 from positive $54 million in 2003. Placer Dome’s share of cash and total production costs per ounce for 2004 were $240 and $298, respectively, compared with $218 and $274 in 2003. The increase in cash costs per ounce was due primarily to the appreciation of the Canadian and Australian dollars, the Papua New Guinean kina, the South African rand and the Chilean peso and against the U.S. dollar (cumulatively $14 per ounce), increased global energy prices ($6 per ounce) and other commodity input costs, partially offset by a positive $15 million contribution from Placer Dome’s currency hedging program. The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, South African rand and the Chilean peso to the U.S. dollar appreciated 8%, 13%, 13%,17% and 13%, respectively, from 2003 to 2004.

Copper operating earnings of $202 million in 2004 were 267% higher than 2003 due primarily to a 45% higher realized price per pound and a 5% increase in sales volume, partially offset by increased costs at Osborne. Copper sales revenue was $491 million compared with $318 million in 2003, reflecting the increase in the average realized price and a 5% increase in sales volume, partially offset by a negative contribution of $57 million (2003 — $5 million) from Placer Dome’s copper hedging program. Consolidated copper production was 413 million pounds (187,244 tonnes), a 3% decrease from 2003 due to lower production from the Osborne and Zaldivar mines. Consolidated cash and total production costs per pound of copper were $0.55 and $0.70, respectively, compared with $0.52 and $0.67, respectively, in 2003. The increase was due to higher costs at Osborne related to the appreciation of the Australian dollar, higher royalties and shipping charges and lower production.

Canada

•	Production at the Campbell mine in 2004, at 209,045 ounces, was 6% above 2003 levels, as higher tonnage more than offset lower grades. Cash costs per ounce, at $276, increased 37% from the prior year primarily due to the processing of increased tonnage of lower-grade ore, increased development work and the stronger Canadian dollar. Gold production in 2005 is expected to be 4% lower than 2004 due to anticipated lower grade. Cash costs per ounce are expected to be 3% higher than 2004 levels due to lower production and the continued strength of the Canadian dollar. (See the Strategic Review section for update on DC zone development.)

•	Placer Dome’s share of production at Porcupine in 2004 was 201,710 ounces, 13% lower than 2003 due to lower throughput, grades and recoveries. This reflects a reduction in production from the Dome underground which closed as planned in late May 2004, partially offset by increased production from the lower-grade Dome open pit. Cash costs per ounce, at $236, were negatively impacted by lower production levels and the stronger Canadian dollar. Gold production in 2005 is expected to be 8% lower than 2004 due to the planned closure of the Dome open pit in the third quarter of 2005, offset partially by production from the lower-grade Pamour pit. Overburden removal at the Pamour pit commenced in the fourth quarter of 2004 with gold production expected to start in the third quarter of 2005 (see the Strategic Review section). Cash costs per ounce are expected to be 8% higher than in 2004 due to lower production levels and the continued strength of the Canadian dollar.

United States

•	Placer Dome’s share of production from the Cortez mine in 2004, at 630,801 ounces, was 1% below 2003 as increases in heap leach production due to increased tonnage were partially offset by lower heap leach grade and lower CIL production due to lower grades. Unit cash production costs at $162 per ounce were 20% above 2003 levels, primarily due to lower CIL grades and an increased proportion of production from relatively lower-grade heap leach ore.

During 2004 work continued on the Cortez Hills deposit (see the Development Projects section).

Gold production in 2005 is expected to be 18% lower than in 2004 primarily due to lower CIL and heap leach grades. Cash and total production costs are expected to rise by about 14% to $185 per ounce and 12% to $225 per ounce, respectively, compared with 2004 due to lower production.

•	At the Bald Mountain mine, production in 2004 was 46,685 ounces, 48% lower than 2003 with a corresponding increase in cash costs. Activities at the site during 2004 were focused on pre-stripping and waste removal of Stage 7 of Bald Mountain’s Top Pit to facilitate sustained ore production beginning in the third quarter of 2005. Production at Stage 7 is scheduled to ramp up during 2005 and is expected to continue until the first quarter of 2007, with the heap leach pads expected to produce gold until 2009. As a result, gold production in 2005 is expected to be 93% higher than in 2004 due to full development of the ore body where higher grades and lower strip ratios exist.

•	Production at Golden Sunlight was 2,419 ounces in 2004, down from 234,946 in 2003. Mining from the open pit and the underground mines ceased in August and December 2003, respectively. Production from Golden Sunlight was suspended in December 2003 and recommenced in January, 2005 when ore was delivered to the mill from Stages 5B and 2B. Production in 2005 is expected to be 90,000 ounces, at a cash cost per ounce of $265. (see the Strategic Review section).

•	Placer Dome’s share of production from Turquoise Ridge was 126,921 ounces in 2004, 37% above 2003, representing a full year of production, partially offset by a lower ownership percentage. Construction work at Turquoise Ridge was completed during 2004 (see the Strategic Review section). Placer Dome’s 75% share of gold production from the Turquoise Ridge and Getchell mines in 2005 is expected to be 150,000 ounces. Placer Dome’s share of cash and total costs per ounce for the production of ore is $280 and $300, respectively. These unit costs do not include the cost of processing the ore.

Australia and Papua New Guinea

•	At the Porgera mine, Placer Dome’s share of production in 2004, at 764,809 ounces, was 20% above 2003 primarily due to higher throughput, reflecting the installation of the secondary crusher, and higher grades. Cash costs per ounce were $192 or 25% lower than the prior year, as increased production more than offset strengthening currencies.

Placer Dome’s share of gold production in 2005 is expected to be 720,000 ounces, a 6% decrease over 2004. The production in the first half of 2005, sourced from Stage 4, is expected to be marginally higher than the comparative 2004 period, however the second half of 2005 will be sourced from Stage 5, which has harder ore and lower grades, resulting in 14% lower production than in the first half of the year. Unit cash costs are expected to increase by approximately 33% in 2005 from 2004 due to lower production levels, increased operating costs, and the continued weakness of the U.S. dollar.

•	At the Granny Smith mine, production in 2004, at 267,267 ounces, was 5% below that of the prior year due to the planned processing of low-grade stockpile ore in the first half of the year while stripping activities continued on Stage 3 of the Wallaby open pit. In the second half of the year, production was 14% above the prior-year period due to the processing of softer ore from Stage 3. Cash costs per ounce were $354, a 44% increase over the prior-year period due to lower production, and the continued strength of the Australian dollar against the U.S. dollar.

In 2005, production is expected to be approximately 325,000 ounces, a 22% increase from 2004 due primarily to higher open pit grades and minimal milling of low grade stockpiles. Unit cash costs are expected to decrease by 12% in 2005 due to higher production, partially offset by higher costs and the appreciation of the Australian dollar against the U.S. dollar. The Wallaby underground feasibility study will continue in 2005 (see the Strategic Review section).

•	Production from Kalgoorlie West in 2004, at 262,553 ounces, was down 34% from 2003 due to the closure of the mill at Kundana in the first quarter of 2004 and the completion of open pit operations at certain other deposits in December 2003. Cash and total costs per ounce were $335 and $418, respectively, a 24% and 15% increase from 2003 due to the use of low-grade ore to supplement mill feed, and the continued strength of the Australian dollar against the U.S. dollar.

In 2005, production is expected to be about 250,000 ounces, a decrease of 5% from 2004. Unit cash costs are expected to be $350 per ounce, 4% higher than in 2004 due to lower production levels.

•	At the Kanowna Belle mine, production for 2004 was 237,291 ounces, 10% below 2003 due to lower grades, as ground problems, in the first quarter, resulted in the use of low-grade stockpiled ore to supplement the mill feed, and delays in processing, caused by the high sulphur content of the ore. Cash and total costs per ounce were $254 and $316, respectively, a 25% and 12% increase from 2003 due to lower production and the appreciation of the Australian dollar against the U.S. dollar. In 2005, production is expected to be about 245,000 ounces, an increase of 3% over 2004. Unit cash costs are expected to increase by approximately 10% to $280 per ounce due to higher operating costs and the continued strength of the Australian dollar against the U.S. dollar.

•	At the Osborne mine, copper and gold production in 2004 were 87 million pounds (39,646 tonnes) and 41,630 ounces, respectively, a decrease of 7% and an increase of 11% from 2003 levels as higher throughput was offset by lower grades and recovery for copper, but for gold was further increased by higher recoveries. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.69 and $0.84, respectively, a 23% and 22% increase, respectively, from 2003 due to higher shipping costs and the appreciation of the Australian dollar against the U.S.

dollar. Copper and gold production for 2005 are expected to decrease 8% and 4%, respectively, from 2004 levels. Cash and total costs per pound are expected to increase 32% and 24%, respectively, to $0.91 and $1.04, respectively, due to lower production, higher smelting and refining charges, increased mine development costs and the continued strength of the Australian dollar against the U.S. dollar.

•	At the Henty mine, gold production in 2004 was 143,064 ounces, a 40% increase over 2003 levels due to higher grades. Cash and total costs per ounce were $170 and $283, respectively, 17% and 8% below 2003 levels as higher production more than offset the appreciation of the Australian dollar against the U.S. dollar. In 2005, production is expected to be about 110,000 ounces, 23% lower than 2004, as grades return to previous levels. This, combined with the appreciation of the Australian dollar against the U.S. dollar, is expected to increase cash and total costs per ounce to $210 and $335, respectively.

South Africa and Tanzania

•	At the South Deep mine, Placer Dome’s share of production for 2004 was 214,293 ounces, 3% below 2003 due to lower milled grade. Ongoing issues relating to the implementation of continuous operating working arrangements and the cessation of mining in uneconomic stopes resulted in the need to use low-grade surface ore to supplement the mill feed. Unit cash and total production costs increased by 31% and 28%, respectively, to $394 and $437 per ounce, respectively, due primarily to an 18% appreciation in the average exchange rate of the rand for the U.S. dollar. See the Risks and Uncertainties section for the status of the proposed Mineral and Petroleum Resources Development Act and associated legislation.

During 2004, work on the South Deep Twin Shaft project was completed (see the Strategic Review section).

In 2005, Placer Dome’s share of gold production is expected to be approximately 230,000 ounces, a 7% increase over 2004 due to higher throughput and grades. Unit cash costs are expected to decrease by approximately 11% to $350 per ounce in 2005 from 2004 due to higher production levels, the weakening of the Rand relative to the U.S. dollar, and a reduced work force. Early in 2004, South Deep restructured and reduced management. In the fourth quarter, as part of its ongoing efforts to improve mine costs, the South Deep mine completed a restructuring which reduced the work force by approximately 350 people.

•	At the North Mara mine, production was 208,484 ounces, a 133% increase over 2003 due primarily to the inclusion of the operation for the entire 2004 year. On July 23, 2003, Placer Dome completed the acquisition of the North Mara open pit gold mine in Northern Tanzania. Accordingly, results of operations of the North Mara mine have been included from that date forward. Cash costs, at $230 per ounce were in line with the prior year’s levels. An expansion of the site’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum and an assumption of mining operations from the existing contractor were completed in the fourth quarter of 2004 (see the Strategic Review section). Gold production in 2005 is expected to be approximately 290,000 ounces, 39% above 2004 due to the mining operations moving into the higher grade Gokona pit where ore should be exposed in the fourth quarter, increased mining activity through the purchase of additional mining capacity, and the increased mill throughput. Cash costs per ounce, at $230, are expected to be in line with 2004, however total costs per ounce are expected to increase to $320 due to additional depreciation related to the plant upgrade, the purchase of the mining fleet and the startup of the Gokona pit.

Chile

•	At the Zaldívar mine, 2004 results were in line with the prior year’s as it produced 325 million pounds (147,602 tonnes) of copper, at a cash and total cost per pound of $0.51 and $0.66 respectively. In 2005, production is targeted at 332 million pounds (150,500 tonnes) as the recovery issue mentioned above reverses, with cash costs increasing to $0.55 per pound, reflecting higher acid, fuel, labor and parts costs.

2003 Compared with 2002

Mine operating earnings were $406 million in 2003, 25% higher than 2002 due primarily to higher contributions from gold.

Gold operating earnings increased by 32% in 2003 to $371 million compared with $282 million in 2002. Gold sales revenue was $1,440 million in 2003 compared with $916 million the prior year, an increase of 57% reflecting a 41% increase in sales volume and a $38 per ounce increase in the average realized price. Consolidated gold production in 2003 increased by 37% to 3,785,471 ounces from 2,755,995 ounces in 2002 reflecting the inclusion of the acquisitions of AurionGold in the fourth quarter of 2002 and East African Gold effective July 23, 2003 and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines .

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

5. REVIEW OF FINANCIAL RESULTS

General and Administrative Expenses

General and administrative expenses were $64 million in 2004, $51 million in 2003 and $40 million in 2002. Both 2004 and 2003 were negatively impacted by the weakening of the U.S. dollar. Expenses in 2004 were also adversely impacted by increased corporate activity. Costs in 2003 were also impacted by costs associated with the integration of the AurionGold and East African Gold operations.

Exploration Expense

	2004	2003	2002
	$	$	$

Minesites	52	53	28
Other projects	25	23	24

	77	76	52

Expenditures for minesite exploration, where the probability of success and benefit is highest, was similar to 2003. In 2003, such exploration increased to $53 million compared with $28 million in 2002. The increase was due in part to Placer Dome’s strategic focus on increasing the percentage of exploration dollars spent at existing minesites. The Kalgoorlie region and Campbell mine continued to be the largest areas of focus in 2004.

Resource Development, Technology and Other Expenses

	2004	2003	2002
	$	$	$

Pueblo Viejo development study	14	9	3
Donlin Creek development study	7	6	—
Cerro Casale feasibility study and holding costs	3	1	1
Turquoise Ridge development and holding costs	—	6	15
Other	5	3	—

Total Resource Development and Holding Costs	29	25	19
Corporate development and business improvements	12	14	7
Technology	7	10	7
Gold marketing	7	6	7
Amortization of mineral rights acquired	2	10	—
Equity Silver reclamation	1	2	12
Turquoise Ridge environmental	—	(9)	—
Other	5	6	3

	63	64	55

Technology expenditures relate to the research and development of improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. Development and holding costs for Turquoise Ridge in 2003 and 2002 related to ongoing site costs subsequent to the suspension of Getchell’s mining operations and standby costs as Turquoise Ridge ramps up.

During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess or the carrying value over the estimated residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment (see note 2(b) to the Consolidated Financial Statements). Reclamation costs for Equity Silver in 2002 related to an accrual for additional capital expenditures to upgrade water treatment facilities.

Write-downs of Assets and Restructuring Charges

In 2004, a write-down of mining assets and restructuring charges totalled $20 million ($14 million after-tax). Various mining assets became obsolete, primarily as a result of technological changes, resulting in $16 million of write-offs. Restructuring charges of $4 million were incurred, primarily at the South Deep mine due to the restructuring and reduction of the work force.

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

Mining interest impairment analyses were performed using a long-term gold price of $375 per ounce in 2004, $350 per ounce in 2003 and $300 per ounce in 2002. In 2004, aside from the mining assets discussed above, 2003 and 2002, no write-downs of mining properties were required.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the mineralized material, the efficiency of the gold recovery, and the ultimate costs to extract and process the ore. Should the gold price fall below the $375 per ounce level over the longer-term, or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Derivative Gains (Losses)

	2004	2003	2002
	$	$	$

Realized non-hedge derivative gains (losses)
Currencies	1	7	(8)
Metals	(20)	(5)	—
Unrealized non-hedge derivative gains (losses)
Currencies	3	32	24
Metals	(12)	12	(13)

	(28)	46	3

In 2004, Placer Dome realized losses on metals derivatives on gold and copper option contracts as prices increased. In 2003, Placer Dome realized gains on currency derivatives, primarily on option contracts relating to the Australian dollar. The unrealized non-hedge derivative gains (losses) relate to the change in mark-to-market values of certain foreign currency forward and option contracts and certain metals option contracts which do not meet the exemption under SFAS 133 or SFAS 138. In 2002, some of these contracts were acquired as part of the AurionGold acquisition. The unrealized metal loss in 2004 reflected the increased gold price. The cumulative gain in 2003 reflected a strengthening of the Australian dollar relative to the U.S. dollar during the year, partially offset by an increasing gold price.

Investment and Other Business Income (Losses)

	2004	2003	2002
	$	$	$

Interest income	17	6	10
Gains on sales of investments and assets	6	—	9
Interest income on sale of water rights	5	6	6
Foreign exchange losses	(11)	(24)	(2)
Cumulative translation adjustment recognized on the closure of Misima	(34)	—	—
Dividend income	—	—	5
Loss on redemption of preferred securities	—	(5)	—
Other	6	14	11

	(11)	(3)	39

Interest income in 2004 was $11 million higher than the prior year due to higher average cash and investment balances and interest rates. The decline in interest income in 2003 was due to lower short-term interest rates and lower average cash and investment balances. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. The 2004 and 2003 foreign exchange losses were due to the impact of the weakening of the U.S. dollar on net monetary liabilities denominated in other currencies. In the second quarter of 2004, with the shut-down of the Misima mine, Placer Dome realized a non-cash loss of $34 million on the cumulative translation adjustment on its investment, the amount of which was previously recognized in accumulated other comprehensive income. In the third quarter of 2002, Placer Dome recorded dividend income of $5 million from its investment in AurionGold. After the acquisition of control of AurionGold in the fourth quarter, the operations were consolidated. The $14 million of other income in 2003 included insurance recoveries, the receipt of an award from a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

Interest and Financing Expense

Interest and financing costs were $86 million in 2004 compared with $72 million in each of 2003 and 2002. Of these amounts, $9 million was capitalized in 2004, $7 million in 2003 and $6 million in 2002 in connection with construction projects. The higher level of interest and financing expenses in 2004 reflected higher average debt levels in 2004, partially offset by the impact of lower interest rates.

Other Items Affecting Earnings

The effective tax rates were (90)% in 2004, (23)% in 2003 and 22% in 2002 (see note 8(c) to the Consolidated Financial Statements for further information). Income and resource tax recoveries in 2004 were largely due to an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal on August 31, 2004 which ruled in favour of Placer Dome. The Ontario Ministry of Finance has sought leave to appeal the Ontario Court of Appeal’s decision to the Supreme Court of Canada. Management is of the view that even should an application for appeal to the Supreme Court of Canada be accepted, Placer Dome will ultimately prevail. Placer Dome also expects to be reimbursed for previously made cash payments totaling $37 million plus interest. Also during 2004, earnings were favourably impacted by the recognition of an $88 million non-cash tax gain primarily for previously unrecorded tax benefits in

Australia, an amount that is estimated more likely than not to be realized beyond 2004. These adjustments primarily reflect a more positive operational outlook in Australia and Papua New Guinea, including an improved gold price environment. During 2004 the Canadian dollar appreciated 7% against the U.S. dollar resulting in an increase in the net Canadian deferred tax assets and a deferred tax recovery of $19 million. The $34 million charge relating to the Misima cumulative foreign exchange loss was not deductible for tax purposes. Income and resource tax recoveries during 2003 were largely due to the recognition, in the second and fourth quarters, of a $111 million non-cash asset for previously unrecorded tax benefits related to Placer Dome’s U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. This reflects a more positive outlook for the U.S. operations, including an improved gold price environment. The impact of the above asset recognition was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

Equity in earnings of associates, which primarily relates to Placer Dome’s 50% interest in the La Coipa mine, was a gain of $7 million in 2004 compared with $7 million in 2003, and $5 million in 2002.

Net earnings in 2004 included the effect of a change in accounting policy related to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share). The EITF is currently discussing stripping costs for mining operations, and should it reach a consensus, Placer Dome may be required to make further changes to its related accounting policies (see note 2(a) to the Consolidated Financial Statements for more details). Net earnings in 2003 included the effect of the adoption of a new standard (SFAS 143 ‘Accounting for Asset Retirement Obligations’) relating to accounting for post-mining related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred (see note 2(c) to the Consolidated Financial Statements for more details). The cumulative effect of this change was a non-cash reduction in 2003 net earnings on a pre-tax and after-tax basis by $23 million and $17 million, respectively. The application of this standard is expected to increase the volatility of mine operating earnings. Net earnings for 2002 included a non-cash charge of $8 million (pre- and after-tax) as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

Taxation

Placer Dome’s profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2005 tax rates based on tax laws enacted as at December 31, 2004 for mining earnings in the principal jurisdictions in which operations are located. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

			Mining tax or		Withholding	Overall tax rate to
	Income tax		royalty		tax	Placer Dome

Canada
- Ontario	30.9%	(i)	8.5%	(ii)	—	39.4%

United States
- Montana	39.6%	(iii)	1.0%		5.0%	42.6%	(iii)
- Nevada	35.0%	(iii)	5.0%		5.0%	38.3%	(iii)

Australia
- Queensland	30.0%		2.7%	(iv)	—	30.0%	(viii)
- Western Australia	30.0%		2.5%	(v)	—	30.0%	(viii)
- Tasmania	30.0%		5%	(vi)	—	30.0%	(viii)

Papua New Guinea	30.0%		2.0%	(vii)	10.0%	37.0%	(viii)

Chile	17.0%		—	(ix)	18.0%	35.0%	(x)

South Africa	38.0%	(xi)	—		—	38.0%

Tanzania	30.0%		3.0%		10.0%	37.0%	(xii)

(i)	The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the Ontario provincial rate, reduced by the resource allowance and manufacturing and processing credit. Legislation to reform the Canadian federal income taxation of resource income passed into law on November 7, 2003. The new law reduces the federal corporate income tax rate for resource income to 25% effective January 1, 2005, and will be further reduced to 23% for 2006, and 21% for 2007. The resource allowance deduction will be phased out, with 65% deductibility in 2005, 35% in 2006, and eliminated in 2007. The new law further provides a phase in for the deductibility of provincial royalties and mining taxes, the impact of which have not been factored into determining the effective federal income tax rate.

(ii)	The effective Ontario mining tax rate includes the processing allowance.

(iii)	Income is principally earned in Montana and Nevada. The above income tax rate does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. Nevada imposes no corporate income tax. The above tax rates do not reflect the effects of percentage depletion and the domestic manufacturers deduction in computing taxable income that reduces the effective tax rate attributable to U.S. earnings. Percentage depletion is calculated as 15% of gross income from mining, limited to 50% of net income from mining. For 2005, the American Jobs Creation Act of 2004 added a domestic manufacturers deduction equal to 3% of the lesser of (i) qualified production activities income, and (ii) taxable income for the year. The domestic manufacturers deduction is limited to 50% of wages paid by the taxpayer during the year.

(iv)	The Queensland royalty on gold revenue received can be elected for a five year period as either fixed at 2.7% of bulk samples approved by the Minister of Mining and Energy or variable ad valorem rates between 1.5% to 4.5%, depending on London market metal prices, which are advised quarterly. For each new project no royalty is payable on the first $30,000 of gold produced. The royalty rates for copper are the same as gold.

However, in determining copper revenue, sea transport costs (ocean freight, marine insurance etc) to ports outside Queensland can be deducted. In addition to the $30,000 new project exemption, the royalty rates are halved in respect of the first $1m of copper revenue derived in each quarter, to a maximum of $4m per annum. A discount of 20% also applies where copper is processed to 95% contained metal in Queensland.

(v)	The Western Australia royalty is based upon realized value of gold metal produced. A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged in that particular quarter is 1.25% of the realized value of the gold produced. No royalty is payable on the first 2,500 ounces of gold produced in a year.

(vi)	The Tasmania royalty operates under a two tier system whereby the royalty is payable as a percentage of net sales (1.6%) and a percentage of profit ((40% x net profit ÷ net sales) x net profit)). The maximum royalty payable is equivalent to 5% of net sales. A 10% rebate for producing dore is available where the maximum 5% of net sales threshold is not reached. No rebate applies once the 5% threshold is reached.

(vii)	Papua New Guinea imposes a 2% gross sales tax on metal sold, which is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax (“VAT”) purposes and to compensate the government for the loss of customs duty revenue. The levy was reduced to 3% effective January 1, 2002, and was to be further reduced and completely phased out by 2005. However, the 2003 National Budget announced the phase out was cancelled and the 3% levy to remain.

(viii)	The overall tax rate excludes the royalty, sales tax or mining levy that is imposed on metal sold.

(ix)	On December 14, 2004 a draft bill was introduced to the Chilean Congress proposing a 5% tax on taxable operational income of mine operators. Since the draft bill may not be legislated as proposed, as well as the bill proposing the mining tax will be effective January 1, 2006, the effect of this tax has not been considered for disclosure in the above rates.

(x)	The basic tax on income in Chile is the First Category income tax, which is assessed at a rate of 17%. An additional Second Category tax is assessed at a 35% withholding rate on distributions or remittances, with a 17% credit granted for the First Category tax paid. This results in a combined overall tax burden of 35%.

(xi)	Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax (“STC”) and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep Mine. The rate was re-calculated in 2002, using data and economic assumptions from the 2003 South Deep Mine Plan.

(xii)	Mining activity in Tanzania is covered by a Mining Development Agreement with the Tanzania Government, fixing the income tax rate, royalty tax rate, and dividend withholding tax rate applicable to mining profits in Tanzania.

Application of Critical Accounting Policies

Placer Dome’s accounting policies are described in note 1 to the Consolidated Financial Statements. Set out below is a discussion of the application of Placer Dome’s critical accounting policies that require the Corporation to make assumptions about matters that are uncertain at the time the accounting estimate is made, and where different estimates that could reasonably have been used in the current period — or changes in the accounting estimate that are reasonably likely to occur from period to period — would have a material impact on Placer Dome’s financial statements. The following accounting policies have been identified as critical:

•	carrying value of goodwill;

•	carrying value of operating mines and development and exploration properties;

•	depreciation, depletion and amortization;

•	financial instruments;

•	reclamation and remediation obligations;

•	stockpiles, metal in circuit and product inventories;

•	deferred income and resource tax assets;

•	contingencies, and

•	stock options.

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in this Management’s Discussion and Analysis.

Carrying Value of Goodwill

At December 31, 2004, the carrying value of Placer Dome’s goodwill was $454 million. As described in notes 3(b) and (c) to the Consolidated Financial Statements, this goodwill arose out of the acquisitions of AurionGold in 2002 and East African Gold in 2003, and it represents the excess of the aggregate purchase price over the fair value of identifiable net assets of AurionGold and East African Gold. The fair value of the identifiable net assets and the resultant allocation to specific assets and liabilities was determined based on the results of independent third party valuations primarily based on estimated discounted cash flows and depreciated replacement costs. Such goodwill was assigned to acquired reporting units in a reasonable, supportable and consistent manner. With the finalization of the East African Gold purchase price allocation in 2004, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. In particular, the allocation of value for purchased undeveloped mineral interests has increased by $93 million (including $28 million for the tax gross-up) while the allocation to mineral properties, mine development has decreased by $6 million (including $2 million for the tax gross-up) and the deferred tax liability has increased by $26 million for the tax gross-up. The residual goodwill amount has also decreased by $61 million to $24 million. The key factors that gave rise to the changes were anticipated increased processing capacity, partially offset by increased environmental and sustainability costs.

The Corporation views this goodwill as representing a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. The independent valuations assumed production of 14.3 million and 5.7 million ounces of gold allocated to specific assets, respectively in the AurionGold and East African Gold acquisitions. In attempting to realize production at and beyond these levels, the Corporation will have to make expenditures on exploration and resource development which may be significant. Subject to any significant adverse change in the Corporation’s long-term view of gold prices and foreign exchange rates, the Corporation has both the ability and intent to provide funding for this work. The ability to achieve production beyond these levels involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified and for Purchased undeveloped mineral interests. In all likelihood, the exploration initiatives now underway on the acquired properties will have to be successful for there not to be goodwill carrying value issues.

The fair value of the assets acquired in the two transactions was based on the Corporation’s assessment of the long-term price of gold as of the acquisitions dates, $300 per ounce (and a long-term average Australian to U.S. dollar exchange rate of $0.55) for the AurionGold transaction and $325 per ounce for the East African Gold transaction. As such, a portion of the goodwill represents the expectation that the Corporation will receive future revenues per ounce from production from the acquired interests in excess of these prices.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. The Corporation compares the fair value of its reporting units to their carrying amounts. In line with its views as to what the goodwill from the above transactions represents, in determining the fair value of the reporting units, the Corporation uses a combination of its internally prepared net asset values for the specific reporting units with goodwill and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of a reporting unit was to exceed its fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any excess would be written down. Assumptions underlying these fair value estimates are subject to risks and uncertainties including, but not limited to, the current and future market prices of the Corporation’s common shares gold, foreign exchange rates, discount rates, tax rates, operating costs, capital expenditures and mineral reserve discovery quantities and timelines. Assets classified as Goodwill have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the lower level of geological confidence, the expectation of higher gold prices and reliance on the market’s valuation methodology for gold mining companies.

Carrying Value of Operating Mines and Development and Exploration Properties

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineral reserves), the Corporation undertakes reviews to evaluate the carrying values of operating mines and development and exploration properties (these make up the Deferred stripping and Property, plant and equipment lines of the Corporation’s Consolidated Balance Sheet). Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using management’s best estimates of future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation’s estimates of future cash flows are subject to various risks and uncertainties. These include the factors discussed below under Depreciation, Depletion and Amortization relating to forecast production levels from mineral reserves and the fact that additional mineral reserve identification, commodity prices, operating and capital costs and reclamation expenditures could differ from the assumptions in the cash flow models used to assess potential impairment. The significant assumptions in determining the future undiscounted cash flows for each mine site reporting unit at December 31, 2004, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of $375 per ounce and Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.40, 1.4286, 4.0, 600, and 8 to 1, respectively. Future production refers to the estimated amount of gold or other commodities that will be obtained from proven and probable mineral reserves and all related undeveloped mineral interests. Estimates of mineral production from such undeveloped mineral interests are risk adjusted based on management’s relative confidence in such materials.

The ability to achieve the estimated quantities of recoverable minerals from undeveloped mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as Purchased undeveloped mineral interests have a higher level of risk that the carrying value of the asset can be ultimately recovered, due to the lower level of geological confidence and economic modeling. As at December 31, 2004, Purchased undeveloped mineral interests totalled $450 million, $258 million of which related to the properties acquired in Auriongold transaction. In all likelihood, the exploration initiatives now underway on these properties will have to be successful for there not to be carrying value issues at these sites.

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

The calculation of the UOP rate of amortization, and therefore the annual depreciation / amortization charge to operations, could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include (i) an expansion of proven and probable mineral reserves through exploration activities; (ii) the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold can be recovered from the mineral reserves; (iii) differences between actual commodity prices and commodity prices assumptions used in the estimation of mineral reserves; (iv) unforeseen operational issues at mine sites, and (v) increases in capital, operating mining, processing and reclamation costs and foreign exchange rates could adversely affect the economic viability of mineral reserves. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable mineral reserves.

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

Mining costs incurred related to the removal of waste rock at open pit mines, commonly referred to as “stripping costs”, are generally capitalized. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. The charge to cost of sales for the amortization of deferred stripping costs could differ materially between reporting periods to the extent that there were material changes to proven and probable mineral reserves as discussed above. In addition, to the extent that the average ratio of tonnes of rock required to be removed for each ounce of gold or pound of copper or mining costs differ materially from that which was estimated in the stripping ratio, the actual amortization charged to cost of sales could differ materially between reporting periods.

Financial Instruments

All financial instruments that meet the definition of a derivative are recorded on the balance sheet at fair market value. The Corporation has elected to treat contracts that qualify for the normal sales exemption as being exempt from SFAS 133 and therefore, aside from the liability recorded for the fair value of the AurionGold and East African Gold precious metal hedge books on their acquisition date, has not recorded them on its balance sheet at fair value. Changes in the fair market value of derivatives recorded on the balance sheet are recorded in the consolidated statements of earnings, except for the effective portion of the change in fair market value of derivatives that are designated as cash flow hedges and qualify for cash flow hedge accounting. For more information on the mark-to-market of the Corporation’s commodity and foreign currency contracts see the Financial Condition and Liquidity section of this MD&A.

Reclamation and Remediation Obligations

The Corporation’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive. The Corporation recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $288 million undiscounted future value estimated by Placer Dome at December 31, 2004. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Corporation.

Stockpiles, Metal in Circuit and Product Inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, metal in circuit (including ore on leach pads) and product inventories. Placer Dome records stockpiles, metal in circuit and product inventories at the lower of average cost or net realizable value (“NRV”), and carrying values are evaluated at least quarterly. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale. The primary factors that influence the need to record write-downs of stockpiles, metal in circuit and product inventories include prevailing short and long-term metals prices and prevailing costs for production inputs such as labor, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces or pounds of copper based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to mining operations. Costs are added to a stockpile based on current mining costs and removed at the average cost per recoverable ounce of gold in the stockpile. Stockpiles are reduced as material is removed and fed to mills or placed on leach pads.

Ore on leach pads represents ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold or copper contained in the ore. The resulting pregnant solution is further processed in a leach plant where the gold or copper is recovered. Costs are attributed to the carrying value of leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the carrying value of the leach pad as gold ounces or pounds of copper are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold or pound of copper on the leach pad. Estimates of recoverable metal on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage. Timing and ultimate recovery of gold or copper contained on leach pads can vary significantly. Although the quantities of recoverable metal placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold or copper from a pad will not be known until the leaching process is terminated.

Deferred Income and Resource Tax Assets

The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized (see note 8(e) of the Consolidated Financial Statements). Assessing the recoverability of deferred income and resource tax assets requires the Corporation to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. Refer above under Carrying Value of Operating Mines and Development Properties for a discussion of factors which could cause cash flows to differ from estimates, including the importance of exploration success. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Corporation to realize the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Corporation operates could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets recorded at the balance sheet date.

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

The Corporation records liabilities for known tax contingencies when, in the judgment of the Corporation, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities the Corporation has recorded due to the complex nature of tax legislation.

As described in note 18(e) of the Consolidated Financial Statements, the Ontario Ministry of Finance has sought leave to appeal a decision by the Ontario Court of Appeal in the Corporation’s favour with respect to Ontario mining taxes. The Corporation has been reassessed with respect to Ontario mining taxes for the years 1995 through 1999. Should the Ontario Ministry of Finance’s leave to appeal the decision be accepted and should it prove successful in its appeal, the total tax and interest payable by the Corporation for the estimated tax through 2004 would be approximately $68 million of which the Corporation has paid $37 million to date. Non-cash deferred taxes would also increase by $17 million as at December 31, 2004.

Stock Options

The Corporation has chosen to follow the disclosure-only provisions of SFAS 123 for stock options granted to employees and directors, except for those stock options granted to personnel at joint ventures and Canadian dollar denominated stock options granted to non-Canadian employees. Note 16(c) of the Consolidated Financial Statements details the impact on the Corporation’s earnings if an expense had been recorded for the fair value of the compensation cost relating to stock options granted to employees and directors. See Recent Accounting Pronouncements below for details of future changes in accounting for stock options.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Corporation expects to adopt SFAS 123(R) on July 1, 2005.

As permitted by Statement 123, the Corporation currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method, except for those stock options granted to personnel at joint ventures and Canadian dollar denominated stock options granted to non-Canadian employees. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on the Corporation’s statement of earnings, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Corporation adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in note 16(c) of the Consolidated Financial Statements.

The Emerging Issues Task Force of the FASB is continuing its discussion regarding the accounting treatment for stripping costs for mining operations. Should the Task Force reach a consensus, Placer Dome may be required to make further changes to its related accounting policies. At December 31, 2004, Placer Dome’s deferred stripping amount on its consolidated balance sheet was $170 million. Should the Task Force recommend expensing of stripping costs for mining operations, it would result in a one-time non-cash adjustment to write-off the above balance and additional deferred stripping costs contained in metal in-circuit, stockpile and product inventories balances.

Canadian GAAP

Disclosure of the differences between accounting principles and practices generally accepted in the U.S. and those generally accepted in Canada (“Canadian basis”) is included in note 20(d) to the consolidated financial statements. Had the consolidated financial statements been prepared on the Canadian basis, the Corporation would have reported net earnings of $291 million ($0.69 per share) in 2004 compared with net earnings of $211 million ($0.50 per share) in 2003 and net earnings of $124 million ($0.31 per share) in 2002.

6. FINANCIAL CONDITION AND LIQUIDITY

Cash From Operations

Cash from operations was $376 million in 2004 compared with $297 million and $320 million in 2003 and 2002, respectively. Excluding the impact of non-cash working capital, cash flow from operations was $397 million in 2004, $353 million in 2003 and $335 million in 2002. The increase of 12% from 2003 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, and certain non-mining costs including non-hedge derivatives, interest and general and administrative costs.

Investing Activities

Total funds invested in property, plant and equipment, excluding deferred stripping, over the last three years are detailed below.

	2004	2003	2002
	$	$	$

South Deep development	53	63	45
North Mara plant upgrade and equipment buyout	39	—	—
Golden Sunlight pre-stripping	30	—	—
Turquoise Ridge / Getchell development	29	22	—
Integrated business system	22	—	—
Porcupine Pamour pit	18	—	—
Zaldívar processing enhancements and development	17	23	10
Cortez mobile equipment	14	—	—
Granny Smith tenements	9	—	—
Wallaby development	7	2	7
Cortez heap leach pad expansion	7	—	13
Kalgoorlie West development and equipment enhancement	7	18	5
Campbell DC zone development	4	9	—
Other	84	76	47

	340	213	127

Development at South Deep primarily related to the shaft complex, which was completed in late 2004, and underground development.

In 2003, investing activities included a net $253 million ($255 million purchase price, offset by $2 million in cash in East African Gold upon acquisition) for the purchase of East African Gold Limited, which owns the North Mara mine in Tanzania. In 2002, investing activities included a net $47 million cash expenditure on the AurionGold acquisition ($76 million of acquisition costs, offset by $29 million in cash in AurionGold upon acquisition).

Financing Activities

Consolidated short and long-term debt balances at December 31, 2004, were $1,267 million, compared with $1,189 million at December 31, 2003. Significant financing activities included:

	2004	2003	2002
	$	$	$

Cash inflow (outflow) from financing activity:
Preferred securities, 8.625% due in 2045	—	(185)	—
Unsecured bonds, 7.125% due in 2003	—	(200)	—
Non-recourse debt (assumed in East African Gold acquisition in 2003)	(36)	—	—
Unsecured debt (assumed in AurionGold acquisition in 2002)	—	(139)	—
Dividends	(41)	(44)	(46)
Common shares including stock options (net of issue costs)	492	31	24
Restricted cash	(110)	—	—
North Mara demand loan	110	—	—
Unsecured bonds, 6.375% due in 2033	—	200	—
Unsecured bonds, 6.45% due in 2035	—	300	—
Senior convertible debentures, 2.75% due in 2023	—	230	—
Issue costs re unsecured bond and senior convertible debenture financings	—	(15)	—
Other	4	(11)	(40)

	419	167	(62)

Placer Dome’s contractual obligations at December 31, 2004 including payments due for each of the periods indicated are summarized as follows:

	2005	2006	2007	2008	2009	2010+	Total
	$	$	$	$	$	$	$

Contractual Obligations:
Long-term debt	43	—	100	—	16	988	1,147
Capital leases	2	2	2	2	—	—	8
Operating leases	9	3	1	—	—	—	13
Purchase obligations	8	1	—	—	—	—	9
Supplies inventory and consumables	6	1	1	1	1	—	10
Capital expenditures	25	—	—	—	—	—	25
Other long-term obligations	3	—	—	—	—	—	3

Total	96	7	104	3	17	988	1,215

For information on Placer Dome’s short and long-term debt and capital lease obligations see note 14 to the Consolidated Financial Statements. The Corporation believes it has the ability to generate sufficient amounts of cash from operations, in the short and long term, to repay its obligations and maintain planned production. The Corporation believes it will be able to raise capital as needed in capital markets in the future as opportunities for expansion arise.

Placer Dome’s cash flows are expected to be impacted by variations in the spot price of gold and copper, ore grade, mill throughput and the cost of production in local currencies and by variations in foreign exchange rates in relation to the U.S. dollar, particularly with the respect to the Australian and Canadian dollars and the South African rand. For information concerning the sensitivity of the Corporation’s mine operating costs to foreign currency exchange rates, see the Outlook section of this MD&A.

Placer Dome’s cash flows are also expected to be impacted by the contracts in its metals sales and foreign exchange programs. See the Forward Sales, Options and Other Commitments and Precious Metals sections below as well as note 17 to the Consolidated Financial Statements for more details on the specific instruments in these programs.

Based on Placer Dome’s forecast production profile for the next five years and proven and probable mineral reserves at December 31, 2004, without considering future additions to or the impact of significant changes in metal prices and estimated capital and operating costs on such mineral reserves, Placer Dome expects that the Corporation’s share of total gold ounces and copper pounds sold in each of the next five years will not be less than 85% and 70% of the expected production of ounces of gold and pounds of copper, respectively, in 2005. Assuming a constant price for gold and copper over this period, Placer Dome does not expect Cash from operations to be negatively impacted by its production profile by more than 10% in any of the next five years. The Corporation does not anticipate reasonably expected variations in gold and copper production alone will influence its ability to pay its debt and other obligations over that period.

At December 31, 2004, Placer Dome was in full compliance with all debt covenants and default provisions (see note 14(e) to the Consolidated Financial Statements).

Cash Resources and Liquidity

At December 31, 2004, Placer Dome had cash and short-term investments of $1,031 million and working capital of $1,183 million, compared with $559 million and $704 million, respectively, at the beginning of the year. In addition to cash and short-term investments, Placer Dome had $122 million of restricted cash, primarily related to the North Mara demand loan, which requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The increase in working capital was primarily attributable to financing activities including $492 million in common shares, of which $452 million related to an equity offering of 21,275,000 common shares at $22.00 in the fourth quarter of 2004. Of Placer Dome’s cash and short-term investments, $1,017 million was held by the Corporation and its wholly owned subsidiaries and $14 million by other subsidiaries. At December 31, 2004, Placer Dome also had $895 million of undrawn bank lines of credit available, $46 million of which has been utilized to support letters of credit granted for bonding and reclamation purposes.

At December 31, 2004, Placer Dome has outstanding commitments aggregating approximately $25 million under capital expenditure programs, primarily related to the Cortez and South Deep mines.

Forward Sales, Options and Other Commitments (including off-balance sheet arrangements)

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

Specific limits are set as a declining percentage of planned production (or production costs) in each of the next 15 years. These limits are set out in policies approved by the Board of Directors and reviewed not less than annually. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 39% and 32%, and put options represent approximately 19% and 24% of 2005 projected gold and copper production, respectively. Approximately two-thirds of Placer Dome’s copper hedge positions come due in the first half of 2005.

Precious Metals

During 2004, Placer Dome reduced the maximum committed ounces under its precious metal sales program by 1.5 million ounces to 9.0 million. Committed ounces were reduced during the year by delivering into hedge contracts and through early delivery of forward sales. This represents a cumulative decrease in maximum committed ounces of more than 14% for the year. Looking forward, Placer Dome expects to reduce its maximum committed ounces to 7.5 million ounces by December 31, 2005. This would represent a cumulative decrease in maximum committed ounces of approximately 16% for the year.

At December 31, 2004, Placer Dome had committed a maximum of 9.0 million ounces of gold under its precious metal sales program, or approximately 15% of reported December 31, 2004 mineral reserves, at an average expected realized price of approximately $392 per ounce for delivery over a period of 12 years (see note 17 of the Consolidated Financial Statements for detailed allocations).

On December 31, 2004, based on spot prices of $438 per ounce for gold, $6.80 per ounce for silver and an Australian to U.S. dollar (“AUD/USD”) exchange rate of $1.2814, the mark-to-market value of Placer Dome’s precious metal sales program was negative $775 million, a change of $70 million from the negative $705 million at the end of 2003 (at the then spot prices of $417 per ounce for gold and $5.98 per ounce for silver and an AUD/USD exchange rate of $1.3319). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on December 31, 2004 under prevailing market conditions without allowance for market illiquidity.

The year-over-year change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$ million

Mark-to-market value at December 31, 2003	(705)
Cash value cost	89
Change in spot price	(169)
Accrued contango	142
Change in the AUD/USD exchange rate, volatility, interest rates and gold lease rates	(132)

Mark-to-market value at December 31, 2004	(775)
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the value of the AurionGold and the East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	163

Net unrealized mark-to-market value at December 31, 2004	(612)

The net unrealized mark-to-market value of negative $612 million reflects the income statement effect Placer Dome would expect to incur had it closed out its contracts on December 31, 2004 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount was the mark-to-market balance of negative $775 million less the remaining amount of the deferred commodity derivative provision of $163 million recorded on Placer Dome’s balance sheet at December 31, 2004 primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs (see note 17 of the Consolidated Financial Statements for detailed allocations), the mark-to-market of forward and option contracts on December 31, 2004, was negative $38 million (based on a spot copper price of $1.488 per pound) and positive $51 million (based on an AUD/USD foreign exchange rate of 1.2814 and a Canadian to U.S. dollar foreign exchange rate of 1.2036), respectively.

7. MARKETS

Gold

The price of gold averaged $409 per ounce in 2004, its best annual performance since 1996. On average, the gold price was 13% higher than in 2003, representing an increase of $46 per ounce. Gold rallied to a high of $457 per ounce in the fourth quarter, with a closing London AM fix of $438 per ounce.

The primary reason for the rally in the gold price in 2004 was the U.S. dollar. For the year, the U.S. dollar price of gold appreciated by 5% for the year while the euro increased in value by 8% relative to the U.S. dollar. In rand terms, gold declined by 3.7%; in euro terms it decreased by 2.5%; and in Australian dollar terms it decreased by 0.4%. Producer de-hedging also contributed to the increase in the gold price in 2004.

The change in value relative to December 31, 2004, in percentage terms, of the closing gold price and currency exchange rates most affecting Placer Dome’s operations are noted below.

Appreciation (depreciation) vs. U.S. dollar

	Gold	Canadian dollar	Australian dollar	South African Rand
One month	-3%	-1%	—%	2%
Three months	5%	5%	7%	12%
Six months	11%	10%	12%	8%
Nine months	3%	8%	2%	10%
Twelve months	5%	7%	4%	15%

World investment demand in 2004 at 314 tonnes was down 67% from the high levels in 2003. In addition to speculative interest on Comex and on Tocom, the World Gold Council U.S. gold ETF streetTRACKS Gold Shares started trading on the New York Stock Exchange on November 18th, 2004.

Gold price (US$/oz) versus net non-commercial positions (contracts)

The streetTRACKS Gold Shares offer investors easy access to the gold market in a manner that is innovative, cost effective, secure and transparent. Investors in gold-backed securities become beneficial owners of gold backing each security. This securitization of gold bullion overcomes a number of issues that have proved to be barriers to accessing gold’s unique qualities. By the second week of trading the fund had 103.6 tonnes of gold in trust.

The decrease in investor demand was partially offset by an increase in physical off-take.

GFMS, a precious metals consultancy, estimated that fabrication rose by 5% during 2004, primarily due to a 4% rise in jewellery demand. The increase was largely due to the acceptance of last year’s elevated price levels and an acceleration in global GDP growth.

Producer hedge commitments continued to decline during 2004 and broke the record set in 2002. GFMS estimated producer de-hedging generated 424 tonnes of physical demand, up from 310 tonnes in 2003. GFMS estimates that buybacks accounted for approximately 30% of de-hedging and scheduled deliveries accounted for the rest.

On the supply side, mine production for 2004 was down 114 tonnes from 2003 to 2,478 tonnes. Scrap sales fell by 12% despite the price rally during 2004.

Central bank sales totalled 497 tonnes in 2004, a decline of 19% from 2003. The first three quarters of 2004 saw very little official sector selling due to low Central Bank Gold Agreement (“CBGA”) signatories’ sales and buying outside the Agreement. Official sector sales rose in the fourth quarter as there was selling from both within and outside the CBGA.

The CBGA was renewed on September 27, 2004. The terms of the new CBGA are similar to the first CBGA; however, the amount that the signatories can sell has been raised by 25% from the first CBGA to 2,500 tonnes (500 tonnes per year). The member list of the new CBGA is unchanged with the exceptions of the United Kingdom which has dropped out and Greece which has joined.

Copper

The three-month copper price appreciated by 37% over the year to close at $1.430 per pound with the low price for the year of $1.055 set on the first day. The three month price ascended to $1.362 per pound on March 2, 2004 before topping out three times and retreating to $1.140 per pound. After a number of weeks of range trading, copper moved from $1.225 per pound on September 3 to $1.427 per pound on October 8 before a sell-off to $1.246 per pound on October 14th. The final rally of the year was preceded by a move higher to $1.413 per pound and a sell-off to $1.300 per pound.

The market was volatile with price activity driven by a number of factors. Demand remained strong with the far east, and especially China, leading the global economies in growth and appetite for commodities. Production from mine operations increased over the year but was not sufficient to meet the demand requirements. Dwindling inventory stocks to levels not seen in many years was price supportive along with supply disruptions caused by accidents effecting mine supply and strike threats. Over the course of the year speculative investors and hedge funds were very active participants on both sides of this market, helping to exaggerate any price moves.

8. RISKS AND UNCERTAINTIES

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

Risks related to the mining industry generally

Metal price volatility

The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices which fluctuate widely and are affected by numerous factors beyond Placer Dome’s control. Factors tending to affect the price of gold include:

•	governments’ sale or lending of gold bullion, and perceptions of their future intentions;

•	the relative strength of the U.S. dollar against other fiat currencies;

•	government monetary and fiscal policies;

•	expectations of the future rate of global monetary inflation and interest rates;

•	general economic conditions and the perception of risk in capital markets;

•	political conditions including the threat of terrorism or war, and restrictions on the acquisition and holding of gold;

•	speculative trading;

•	investment demand for gold;

•	demand for gold for use in jewellery and fabrication, and

•	supply of gold from production, disinvestment and scrap recycling.

Factors tending to affect the price of copper include:

•	global mine production, scrap recycling and inventory stocks;

•	general economic conditions;

•	industrial demand;

•	speculative trading, and

•	the relative strength of the U.S. dollar against other fiat currencies.

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

Furthermore, sustained low gold and/or copper prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; (4) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value; and (5) result in recording an impairment of goodwill due to the reduction in NAV per share and actual market price for the Corporation’s common shares.

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

Uncertainty of mineral reserve and mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from that predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic;

•	increases in mining costs and processing costs could adversely affect mineral reserves, and

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

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

Uncertainty of mineral reserve and mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from that predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic;

•	increases in mining costs and processing costs could adversely affect mineral reserves, and

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

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

104

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

Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into currency derivative contracts (forward sales agreements and options). There can be no assurance that Placer Dome will continue to employ these currency derivative contracts.

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

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such laws or in the environmental conditions at Placer Dome’s mines could have a material adverse effect on Placer Dome’s financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to uncertainty surrounding the ultimate form such changes may take.

As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated that for reclamation of existing disturbance that the undiscounted future value of its share of these costs to be $288 million as at December 31, 2004, and has accrued the fair value amount of this amount ($215 million) on its balance sheet. For information concerning long-term reclamation provisioning, see notes 2(c) and 18(a) and (b) of the 2004 Consolidated Financial Statements.

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

Risks related to Placer Dome’s operations

In addition to the risks related to the gold mining industry generally, Placer Dome’s operations are also subject to the following risks specific to it:

Political and country risk

Placer Dome conducts operations in a number of countries, namely Australia, Canada, Chile, Dominican Republic, Papua New Guinea, South Africa, Tanzania and the U.S. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however, Placer Dome currently has global political risk insurance (up to a maximum limit of $560 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries. This policy consists of various underwriters with varying degrees of tenure up to five years. The first renewals commence in October 2006.

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

In relation to South Africa and Tanzania, a number of economic and social issues exist which increase Placer Dome’s political and economic risk. The South African government is facing economic and political issues (such as employment creation, black economic empowerment and land redistribution), and social issues (such as crime, corruption, poverty and HIV/AIDS), all of which may impact Placer Dome’s South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Placer Dome’s South African operations.

HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues in South Africa and Tanzania. Tanzania also suffers from a high incidence of malaria. A portion of Placer Dome’s South African and Tanzanian workforces is believed to be infected by HIV/AIDS. Placer Dome has undertaken a comprehensive HIV/AIDS awareness and prevention program for South Deep mine employees, their families and local communities and is rolling out a program at North Mara. It is not possible to determine with certainty the future costs that Placer Dome may incur in dealing with this issue, however, if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.

In relation to Papua New Guinea, the location of the Porgera gold mine, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election-related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

The Porgera mine has on a number of occasions experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera mine may not be able to operate for a period. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.

Price volatility of other commodities

The cash flow and earnings of Placer Dome could be affected by the prices of commodities which are consumed or otherwise used in connection with Placer Dome’s operations, such as diesel fuel or electricity. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Placer Dome’s control. If the costs of certain commodities consumed or otherwise used in connection with Placer Dome’s operations were to increase significantly, and remain at such levels for a substantial period, Placer Dome may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of Placer Dome’s current projects, which could have an adverse impact on Placer Dome as described under Metal price volatility above.

Production and cost estimates

Placer Dome prepares estimates of future production and unit cash costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in operating or capital costs could have adverse impact on Placer Dome’s future cash flows, metal sales program, profitability, results of operations and financial condition.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability

Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned previously, Placer Dome’s insurance coverage includes the following:

•	property (including boiler and machinery) insurance;

•	business interruption insurance;

•	directors and officers liability insurance;

•	comprehensive general liability insurance, and

•	marine cargo insurance.

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

Placer Dome’s business depends on good relations with its employees

Employees at the South Deep, Porcupine Joint Venture and Zaldivar mines are unionized. In the past, labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep.

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

Uncertainty of exploration and development programs

Placer Dome’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives.

Government regulation and changes in legislation

In the U.S., much of Placer Dome’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure.

The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the enactment of the Mineral and Petroleum Resources Development Act No. 28 of 2002 (“the Act”) on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that his/her property has been expropriated under the Act. On May 3, 2004 the Department of Minerals and Energy (the “DME”) announced that it was seeking legal advice on the implications of the Act in light of South Africa’s international agreements.

Holders of old-order mining rights, of the type held by the PDWAJV for its South Deep mine, are required within five years of the May 1, 2004 commencement date, to apply for conversion of their old order rights into new order mining rights in terms of the Act. Old order mining rights will continue to be in force during the conversion period, subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfillment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

•	apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;

•	submit a prescribed social and labour plan; and

•	undertake to “give effect to” the black economic empowerment and socio-economic objectives of the Act (the “Objectives”) and set out the manner in which it will give effect to the Objectives.

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the “Charter”), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter and Scorecard has since been published for information during August 2004. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans (“HDSAs”) and beneficiation, and five of which are operationally oriented and cover areas focused on improving conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of ZAR100 billion within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that Placer Dome fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill) cannot be assessed. It is not clear when a next draft of the Mineral and Petroleum Royalty Bill will be released. The Government has however indicated that no royalties will be payable until 2009. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation closely.

On December 14, 2004, the Chilean government presented a new mining section specific tax project to the Chamber of Deputies, proposing the establishment of a 5% tax on operating profits derived from the sale of mineral products. Companies protected under Chile’s DL 600, which is the case for the Zaldívar mine, can wait for the DL 600 contract to expire, after which their investment would be subject to the 5% tax. Otherwise they may opt to renounce their DL 600 status and face a 4% tax in return for a tax invariability clause. The new tax would honor all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to them while their current tax contracts remain in force. If enacted, the legislation would have a cost impact on Zaldívar and La Coipa and may impact the potential development of the Cerro Casale project.

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

Level of indebtedness

As of December 31, 2004, Placer Dome had capital leases and short and long-term debt of $1,267 million. Although Placer Dome has been successful in repaying debt in the past, there can be no assurance that it can continue to do so. Placer Dome’s level of indebtedness could have important consequences for its operations, including:

•	Placer Dome may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;

•	Placer Dome’s debt level may make it vulnerable to economic downturns and adverse developments in Placer Dome’s businesses and markets; and

•	Placer Dome’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

Placer Dome expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Placer Dome’s ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Placer Dome will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Placer Dome cannot be certain that our future cash flow from operations will be sufficient to allow it to pay principal and interest on Placer Dome’s debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants , Placer Dome may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. Placer Dome cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Litigation

Placer Dome is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. If Placer Dome is unable to resolve these disputes favourably, it may have a material adverse impact on Placer Dome’s financial performance, cash flow and results of operations.

Acquisitions

Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome’s business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price; the ore body proving to be below expectations; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome’s ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Placer Dome’s shareholders’ rights plan and certain provisions of its articles of amalgamation could delay or prevent a change in control of us that shareholders might consider favourable

Placer Dome has a shareholders’ rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the plan could cause substantial dilution to a person or group that attempts to acquire us. In addition, the Corporation’s articles of amalgamation allow its board of directors, without shareholder approval, to authorize the issuance of preferred shares in one or more series, the terms of which may be determined at the sole discretion of the board of directors and may adversely affect the economic, voting and other rights of the Corporation’s common shareholders. The foregoing may discourage transactions that otherwise could provide for the payment of a premium over the prevailing market price for the Corporation’s common shares and also could limit the price that investors are willing to pay in the future for the Corporation’s common shares, which in turn could adversely affect the value of common shares.

Use of forward sale and derivative instruments

Placer Dome has historically reduced its exposure to gold, copper and silver price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue forward selling or financial derivative contracts, or, if it are continues, that Placer Dome will be able to achieve future realized prices for gold in excess of average London PM fix prices.

A significant and prolonged increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and ultimately, the realized price under forward gold sales contracts entered into by Placer Dome.

If production committed under Placer Dome’s hedge instruments is delivered at a gold price below the then prevailing spot price of gold, Placer Dome will incur an opportunity loss. However, if committed production is delivered at a gold price above the then prevailing spot price for gold, revenues will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to a loss of value if a counterparty to a hedge or forward sale contract defaults on its primary obligations under the instrument.

Readers are referred to the “Forward Looking Statements” section at the front of this document. For other discussions on commitments and contingencies, see note 18 of the Consolidated Financial Statements.

9. NON-GAAP MEASURES

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

Unit costs

A reconciliation of Placer Dome’s share of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of Sales and Depreciation and Depletion is:

(in millions of dollars except production and unit costs) (i)

	For the year ended December 31
	2004				2003
	Gold		Copper		Gold		Copper

	Cost of		Cost of		Cost of		Cost of
	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation

Reported	1,149	255	—	—	1,090	267	—	—
Copper	(247)	(59)	247	59	(219)	(57)	219	57
Corporate (ii)	(4)	(18)	—	—	(7)	(14)	—	—

Related to precious metals	898	178	247	59	864	196	219	57
Add La Coipa	34	10	—	—	30	12	—	—
Deduct minority interest	(3)	—	—	—	(8)	(1)	—	—
By-product	(4)	—	(17)	—	(5)	—	(12)	—
Reclamation	(18)	18	(4)	4	(14)	14	(2)	2
Roast ore costs	(51)	—	—	—	—	—	—	—
Inventories	(3)	(3)	(7)	(2)	(9)	(2)	7	3
Other (iii)	(15)	(2)	8	1	(12)	(2)	11	—

	838	201	227	62	846	217	223	62

Production reported (i)	3,652	3,652	413	413	3,861	3,861	425	425
Osborne gold ozs.	(42)	(42)	—	—	(37)	(37)	—	—
Roast ore ozs	(175)	(175)	—	—	—	—	—	—
Golden Sunlight ozs.	(2)	(2)	—	—	—	—	—	—
La Coipa gold equivalent ozs.	60	60	—	—	55	55	—	—

Production base for calculation	3,493	3,493	413	413	3,879	3,879	425	425

Unit costs (i)	240	58	0.55	0.15	218	56	0.52	0.15

(i) Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in thousands of pounds, and unit costs for copper are in $/lb.

(ii) Corporate depreciation includes the amortization of tax gross-ups (see note 4(b)(x) to the Consolidated Financial Statements).

(ii) Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

Consolidated Financial Statements

The Corporation’s Consolidated Financial Statements for the year ended December 31, 2004 prepared in accordance with Canadian generally accepted accounting principles, in U.S. dollars, are incorporated by reference into this Annual Information Form are filed with various Canadian regulatory authorities, are available at www.sedar.com.

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and all information in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles. Financial information presented throughout the annual report is consistent with the data presented in the consolidated financial statements.

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

Peter W. Tomsett	Rex J. McLennan
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

February 23, 2005
Vancouver, Canada

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2004, the Corporation changed its policies on accounting for deferred stripping and mineral rights. During 2003, the Corporation changed its policy on accounting for reclamation costs. During 2002, the Corporation changed its policy on accounting for depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs.

On February 23, 2005, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
February 23, 2005	Chartered Accountants

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF EARNINGS
(millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

	Years ended December 31

	2004	2003	2002
	$	$	$

Sales (note 4)	1,888	1,763	1,209
Cost of sales	1,149	1,090	698
Depreciation and depletion (note 4(b))	255	267	187

Mine operating earnings (note 4(b))	484	406	324

General and administrative	64	51	40
Exploration	77	76	52
Resource development, technology and other	63	64	55
Write-downs of mining assets and restructuring costs(note 5)	20	—	—

Operating earnings	260	215	177

Non-hedge derivative gains (losses) (note 6)	(28)	46	3
Investment and other business income (loss) (note 7)	(11)	(3)	39
Interest and financing expense (note 14(c))	(77)	(65)	(66)

Earnings before taxes and other items	144	193	153

Income and resource tax recovery (provision) (note 8)	130	44	(34)
Equity in earnings of associates	7	7	5
Minority interests	(1)	2	—

Net earnings before the cumulative effect of changes in accounting policies	280	246	124

Changes in accounting policies (note 2)	4	(17)	(8)

Net earnings	284	229	116

Comprehensive income	304	244	114

Per common share
Net earnings before the cumulative effect of changes in accounting policies	0.67	0.60	0.35
Net earnings	0.68	0.56	0.33
Diluted net earnings	0.67	0.56	0.33
Dividends	0.10	0.10	0.10

Weighted average number of common shares outstanding (millions)
Basic	416.8	409.4	349.4
Diluted	430.8	411.3	350.4

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)
ASSETS

	December 31

		2003
	2004	(restated-note 3(b))
	$	$

Current assets
Cash and cash equivalents	1,017	550
Short-term investments	14	9
Restricted cash (note 14(b))	122	32
Accounts receivable	138	131
Income and resource tax assets	97	17
Inventories (note 9)	248	244

	1,636	983

Investments (note 10)	50	51
Other assets (note 11)	173	168
Deferred commodity and currency sales contracts and derivatives	54	48
Income and resource tax assets (note 8(e))	400	230
Deferred stripping (note 12(c))	170	107
Property, plant and equipment (note 12)	2,607	2,544
Goodwill (notes 3 (b) and (c))	454	454

	5,544	4,585

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31
		2003
	2004	(restated-note 3(b))
	$	$

Current liabilities
Accounts payable and accrued liabilities (note 13)	268	243
Income and resource tax liabilities	27	26
Short-term debt (note 14(b))	113	—
Current portion of long-term debt and capital leases (note 14)	45	10

	453	279

Long-term debt and capital leases (note 14)	1,109	1,179
Reclamation and post closure obligations (notes 2(c) and 18)	251	225
Deferred commodity and currency sales contract and derivatives (notes 3 (b) and (c))	223	209
Deferred credits and other liabilities (note 15)	79	78
Income and resource tax liabilities (note 8(e))	265	216
Commitments and contingencies (notes 17 and 18)

Shareholders’ equity
Share capital (note 16)	2,522	2,023
Preferred shares – unlimited shares authorized, none issued
Common shares – unlimited shares authorized, no par value, issued and outstanding 436,395,449 shares (2003 – 411,530,294 shares)

Retained earnings	588	345
Accumulated other comprehensive loss	(15)	(35)
Contributed surplus	69	66

Total shareholders’ equity	3,164	2,399

	5,544	4,585

(See accompanying notes to consolidated financial statements)

ROBERT M. FRANKLIN	PETER W. TOMSETT
Director	Director

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(millions of United States dollars, U.S. GAAP)

	2004	2003	2002
	$	$	$

Common shares, opening	2,023	1,992	1,259
Issued in equity offering (note 16(a))	457	—	—
Exercise of options (note 16(a))	42	31	24
Issued in acquisition of AurionGold Limited (note 3(c))	—	—	709

Common shares, closing	2,522	2,023	1,992

Accumulated other comprehensive losses, opening	(35)	(50)	(48)
Unrealized gains on securities	—	6	5
Reclassification of cumulative translation adjustment to net earnings (note 7)	34	—	—
Unrealized gains on currency derivatives	10	25	2
Reclassification of currency derivatives to net earnings	(10)	—	—
Unrealized gains (losses) on copper derivatives	(24)	(12)	1
Reclassification of copper derivatives to net earnings	10	1	—
Minimum pension liability adjustment	—	(5)	(10)

Accumulated other comprehensive losses, closing	(15)	(35)	(50)

Contributed surplus, opening	66	60	57
Stock-based compensation	3	6	3

Contributed surplus	69	66	60

Retained earnings, opening	345	157	75
Net earnings	284	229	116
Common share dividends	(41)	(41)	(34)

Retained earnings, closing	588	345	157

Shareholders’ equity	3,164	2,399	2,159

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S. GAAP)

	Years ended December 31

		2003
	2004	(restated-note 3(c))	2002
	$	$	$

Operating activities
Net earnings	284	229	116
Depreciation and depletion	255	267	187
Deferred stripping adjustments	(44)	(3)	17
Deferred income and resource taxes	(160)	(130)	8
Deferred reclamation	22	16	12
Equity earnings and dividends	1	7	10
Deferred commodity and currency sales contract and derivatives	(18)	(45)	(14)
Unrealized (gains) losses on derivatives	8	(44)	(11)
Write-downs of mining assets	16	—	—
Cumulative translation adjustment (note 7)	34	—	—
Changes in accounting policies	(4)	17	8
Other items, net	3	39	2

Cash from operations before change in non-cash operating working capital	397	353	335
Change in non-cash operating working capital (note 20(a))	(21)	(56)	(15)

Cash from operations	376	297	320

Investing activities
Property, plant and equipment (note 12(b))	(340)	(213)	(127)
Purchase of East African Gold Mines Limited (note 3(b))	—	(253)	—
Purchase of AurionGold Limited (note 3(c))	—	—	(47)
Short-term investments	(5)	(2)	(1)
Disposition of assets and investments	13	13	17
Other, net	4	4	4

	(328)	(451)	(154)

Financing activities
Short-term debt (note 14(b))	113	—	(2)
Restricted cash (note 14(b))	(110)	—	—
Long-term debt and capital leases
Borrowings, net of issue costs	4	715	2
Repayments	(39)	(534)	(34)
Redemption of minority interest	—	(1)	(5)
Common shares issued, net of issue costs (note 16(a))	492	31	24
Dividends paid
Common shares	(41)	(41)	(34)
Minority interests	—	(3)	(13)

	419	167	(62)

Increase in cash and cash equivalents	467	13	104

Cash and cash equivalents
Beginning of year	550	537	433

End of year	1,017	550	537

(See accompanying notes to consolidated financial statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002
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

The U.S. dollar is the principal currency of measure of all Placer Dome’s operations. The Corporation prepares and files its consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are prepared separately and filed with various Canadian regulatory authorities. Significant differences in the Corporation’s consolidated statement of net earnings between U.S. and Canadian GAAP are described in note 20(d) to these financial statements.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation’s ownership of its mining interests:

	December 31

	2004	2003

Through majority owned subsidiaries
Bald Mountain	100%	100%
Campbell	100%	100%
Golden Sunlight	100%	100%
Granny Smith	100%	100%
Henty	100%	100%
Kalgoorlie West	100%	100%
Kanowna Belle	100%	100%
Misima	80%	80%
North Mara (note 3(b))	100%	100%
Osborne	100%	100%
Zaldívar	100%	100%

As interests in unincorporated joint ventures
Cortez	60%	60%
Musselwhite	68%	68%
Porcupine	51%	51%
Porgera	75%	75%
South Deep	50%	50%
Turquoise Ridge (note 3(a))	75%	75%

Equity Accounted for investment
La Coipa	50%	50%

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

Placer Dome follows U.S. Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments.

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

Reclamation and Closure Costs

On January 1, 2003, Placer Dome adopted SFAS 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) – see note 2(c). SFAS 143 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. This differs from the practice prior to 2003, and still in effect for non-environmental related closure costs, which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

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

Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions from business combinations including allocations for undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

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

Cash and Cash Equivalents

Cash and cash equivalents include short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

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

Property, Plant and Equipment

Property, plant and equipment, including costs associated with mineral properties under development, are carried at cost less depreciation and depletion.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, deferred development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated lives of the assets.

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

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, as was permitted under SFAS 123, is no longer an alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Corporation expects to adopt SFAS 123(R) on July 1, 2005.

As permitted by SFAS 123, the Corporation currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method, except for those stock options granted to personnel at joint ventures and Canadian dollar denominated stock options granted to non-Canadian employees. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on the Corporation’s statement of earnings, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Corporation adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 16(c) to these consolidated financial statements.

The Emerging Issues Task Force (“EITF”) of the FASB is currently discussing stripping costs for mining operations. Should the EITF reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

Reclassifications

Certain comparative figures for 2003 and 2002 have been reclassified to conform with the 2004 presentation.

2.	Changes in accounting policies

(a)	During the second quarter of 2004, Place Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred mining costs incurred related to the removal of waste rock at open pit mines (commonly referred to as “stripping costs”) to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping on its consolidated balance sheet relating to its share of the assets and liabilities of the Cortez Joint Venture. This change was made as a result of deliberations by the Financial Statement Accounting Board’s (“FASB”) Emerging Issues Task Force (“EITF”) at its July 1, 2004 meeting whose views were expressed that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

Stripping costs are generally capitalized under deferred stripping. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. Stripping costs are included in the carrying amount of the Corporation’s mining properties for the purpose of assessing whether any impairment has occurred. The EITF is continuing its discussion regarding the accounting treatment for stripping costs for mining operations. Should the EITF reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

(b)	During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the EITF at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets. Prior to this change in accounting policy, Placer Dome had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess of the carrying over the residual values of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome’s earnings on a pre and after tax basis in the following periods: for 2003 by $10 million ($0.02 per share) and $7 million ($0.02 per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

Purchased undeveloped mineral interests are acquired mineral rights. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves that are proximate to proven and probable mineral reserves and within the immediate mine structure; or (ii) other mine-related or greenfields exploration potential that is not part of measured or indicated resources and are comprised mainly of material outside of the immediate mine area. Placer Dome’s mineral rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. Placer Dome has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

(c)	On January 1, 2003, Placer Dome adopted SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, recorded in the first quarter of 2003, of $17 million ($0.04 per share). If the change had occurred on January 1, 2002, the cumulative effect would have been to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $33 million with a one time after-tax charge to net earnings of $18 million ($0.04 per share).

(d)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.02 per share). The above items combined to decrease net earnings by $1 million in 2002.

3.	Business Acquisitions and Joint Ventures

a)	Effective December 23, 2003, Placer Dome and Newmont Mining Corporation (“Newmont”) formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont purchases up to approximately 1,800 tonnes per day of joint venture ore and processes it at cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The Turquoise Ridge Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

b)	On July 23, 2003, the Corporation completed the acquisition of 100% of the shares of East African Gold Mines Limited (“East African Gold”). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold’s loan for project financing (see note 14) of $43 million at the date of acquisition. The transaction provided Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the second quarter of 2004, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of East African Gold (in millions, except per share data):

Cash consideration	$252
Plus — Direct acquisition costs incurred by Placer Dome	3

Total purchase price	255
Plus — Fair value of liabilities assumed by Placer Dome
Current liabilities	13
Debt	44
Derivative instrument liabilities	53
Other non-current liabilities	4
Less-Fair value of assets acquired by Placer Dome
Cash	2
Other current assets	21
Mineral properties and mine development	86
Mine plant and equipment	69
Purchased undeveloped mineral interests	146
Deferred tax asset	21

Residual purchase price allocated to goodwill	24

In addition to the asset allocations noted above, an additional $97 million of assets were recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

With the finalization of the purchase price allocation there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s December 31, 2003 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation of value for purchased undeveloped mineral interests has increased by $93 million (including $28 million for the tax gross-up) while the allocation to mineral properties, mine development has decreased by $6 million (including $2 million for the tax gross-up) and the deferred tax liability has increased by $26 million for the tax gross-up. The residual goodwill amount has also decreased by $61 million to $24 million. Net earnings for 2003 and the first quarter of 2004 were not re-stated as the effect on the post acquisition period in those years was not material. The key factors that gave rise to the changes were anticipated increased processing capacity, partially offset by increased environmental and sustainability.

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

The acquisition increased Placer Dome’s ownership in the Granny Smith and Porgera gold mines from 60% and 50% to 100% and 75% respectively and included the Kanowna Belle, Paddington and Kundana mills and related gold mines as well as the Henty gold mine in Australia. It also provided significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It has added significant ounces of gold to Placer Dome’s annual production and resulted in synergies, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational costs.

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

As part of the purchase of AurionGold, Placer Dome acquired identifiable tangible assets, other than goodwill, of $258 million, primarily for undeveloped mineral interests.

In addition to the asset allocations noted above, an additional $87 million of assets were recorded as a result of the gross-up requirement of SFAS 109. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

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

Substantially all of Placer Dome’s operations are within the mining sector. Due to geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)	Product segments

	Sales by metal

	Years ended December 31

	2004	2003	2002
	$	$	$

Gold	1,393	1,440	916
Copper	491	318	289

Other	4	5	4

	1,888	1,763	1,209

(b) Segment operating earnings (loss)

	Years ended December 31

				Depreciation and			Mine Operating
	Sales(i)			Depletion			Earnings (ii)

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$	$	$	$	$	$	$	$	$

Canada
Campbell	88	69	60	14	10	12	14	21	12
Dome (iii)	—	—	38	—	—	10	—	—	(3)
Porcupine(iii)	85	56	27	12	12	5	20	22	2
Musselwhite	68	87	44	12	12	10	10	4	1

	241	212	169	38	34	37	44	47	12

United States
Bald Mountain	19	35	54	1	4	7	2	8	19
Cortez	251	228	197	21	23	25	125	114	86
Golden Sunlight(viii)	2	90	34	—	2	3	1	52	—
Turquoise Ridge(iv)	44	28	11	1	—	—	(1)	8	2

	316	381	296	23	29	35	127	182	107

Australia
Granny Smith(vi)	113	104	99	23	19	11	(10)	11	46
Henty(v)	58	35	3	15	10	1	17	3	(1)
Kalgoorlie West (v)	114	143	18	21	36	7	(1)	(4)	(2)
Kanowna Belle (v)	99	101	17	14	19	7	22	21	1
Osborne	115	68	68	10	10	12	30	4	10

	499	451	205	83	94	38	58	35	54

Papua New Guinea
Misima(ix)	23	47	48	—	3	1	6	4	14
Porgera(vi)	310	239	118	23	28	18	126	42	10

	333	286	166	23	31	19	132	46	24

South Africa
South Deep	87	80	60	9	9	8	(5)	4	13

Tanzania
North Mara (vii)	83	37	n/a	11	9	n/a	25	7	n/a

Chile
Zaldívar	449	267	230	49	47	44	229	56	42

Metal hedging	(120)	49	83	—	—	—	(120)	49	83
Currency hedging	—	—	—	—	—	—	15	—	—
Amortization of tax gross up(x)	—	—	—	13	9	3	(13)	(9)	(3)
Stock-based compensation	—	—	—	—	—	—	(3)	(5)	(4)
Other	—	—	—	6	5	3	(5)	(6)	(4)

	1,888	1,763	1,209	255	267	187	484	406	324

(i)	Of the metal sales from mines located in Canada for the years 2004, 2003 and 2002, $49 million, $62 million and $136 million, respectively, were domestic sales, and $192 million, $150 million and $33 million, respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii)	Excluded from mine operating earnings, however included in equity in earnings of associates is $15 million (2003 — $10 million; 2002 — $1 million) for mine operating earnings related to La Coipa Mine.

(iii)	Results include 100% of Dome Mine’s operating results up to June 30, 2002 and 51% of Porcupine Joint Venture operating results from July 1, 2002 on. (see note 3(d)).

(iv)	Results from Turquoise Ridge relate to third party ore sales. Results include 100% of Turquoise Ridge’s operations up to December 23, 2003 and 75% thereafter (see note 3(a)).

(v)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(c)).

(vi)	Results include 60% of Granny Smith Mine’s and 50% of Porgera Mine’s operations up to October 31, 2002 and 100% and 75%, respectively, thereafter (see note 3(c)).

(vii)	Results include 100% of the operations of the North Mara mine in Tanzania from July 23, 2003 (see note 3(b))

(viii)	Production from Golden Sunlight was temporarily suspended in December 2003 and will recommence in January 2005 when ore is delivered to the mill from stages 5B and 2B.

(ix)	Processing of ore ceased at Misima in May 2004.

(x)	Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences. Balance includes $6 million (2003 — $5 million, 2002 — $1 million) for Porgera, $3 million (2003 — $1 million, 2002 – nil) for North Mara, $1 million (2003 — $2 million, 2002 $1 million) for Kalgoorlie West, $1 million (2003 and 2002 $1 million each) for Zaldívar, and $1 million (nil in 2003 and 2002) for each of Kanowna Belle and Henty.

5.	Write-downs of Mining Assets and Restructuring Costs

In 2004, a write-down of certain mining assets, primarily at its Zaldívar operations, and restructuring charges totalled $20 million ($14 million after-tax). Various mining assets became obsolete, primarily as a result of technological changes, resulting in an impairment of $16 million. Restructuring charges of $4 million were incurred, primarily related to South Deep mine where there was a restructuring and reduction of mine management and a reduction in the work force.

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $375/oz in 2004, $350/oz. in 2003, and $300/oz. in 2002. In 2004, aside from the mining assets discussed above, 2003 and 2002, the Corporation determined that no write-downs of the carrying values of mining properties and investments were required.

6.	Non-hedge Derivative Gains (Losses)

Details of non-hedge derivative gains (losses) are as follows :

	Years ended December 31

	2004	2003	2002
	$	$	$

Realized non-hedge derivative gains (losses)
Currencies	1	7	(8)
Metals	(20)	(5)	—
Unrealized non-hedge derivative gains (losses) (i)
Currencies	3	32	24
Metals	(12)	12	(13)

	(28)	46	3

(i)	See note 17 for additional disclosure related to Placer Dome’s derivative program.

7.	Investment and Other Business Income (Loss)

Investment and other income (loss) comprises the following :

	Years ended December 31

	2004	2003	2002
	$	$	$

Interest income	17	6	10
Gains on sales of investments and assets	6	—	9
Interest income on sale of water rights (i)	5	6	6
Foreign exchange losses	(11)	(24)	(2)
Cumulative translation adjustment recognized on the closure of Misima	(34)	—	—
Dividend income(ii)	—	—	5
Loss on redemption of preferred securities	—	(5)	—
Other	6	14	11

	(11)	(3)	39

(i)	In December 2000, Compania Minera Zaldívar (“CMZ”) completed the sale of some of its water rights for a sum of $135 million receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

(ii)	Represents dividends received from AurionGold prior to obtaining control on October 22, 2002 (see note 3(c)).

8.	Income and Resource Taxes

(a)	Details of income and resource tax provision (recovery) related to operations are as follows:

	Years ended December 31

	2004	2003	2002
	$	$	$

Income taxes
Current
Canada	12	29	8
Foreign	36	32	17
Deferred
Canada	(128)	(76)	(29)
Foreign	(11)	(67)	36

	(91)	(82)	32

Mining taxes – Canada
Current	(18)	21	1
Deferred	(21)	17	1

	(39)	38	2

	(130)	(44)	34

(b)	The provision (recovery) for income taxes is based on pre-tax earnings before minority interests, equity in earnings of associates and cumulative effect of change in accounting policy as follows:

	Years ended December 31

	2004	2003	2002
	$	$	$

Canada	(232)	(120)	(53)
Foreign	376	313	206

	144	193	153

(c)	The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	Years ended December 31

	2004	2003	2002

Combined basic statutory tax rate (i)	35.6%	37.6%	39.6%
Non-taxable portion of investment gains	—	—	(0.9)
Expenses not deductible for income tax purposes(ii)	1.4	4.8	6.5
Mining and other resource taxes	(44.2)	17.3	1.0
Resource allowance	(3.6)	(2.8)	(2.9)
Depletion	(8.5)	(8.7)	(8.4)
Capital allowance	(18.9)	(11.1)	(6.9)
Foreign earnings subject to different tax rates (iii)	(3.8)	(7.1)	(26.5)
Change in valuation allowance (note 8(e))	45.0	(77.3)	(81.6)
Foreign exchange	(73.6)	25.0	10.9
Losses expired	3.4	—	78.6
Tax contingencies (other than Ontario Mining Tax) resolved in favour of Placer Dome	(11.2)	(3.6)	(6.6)
Other	(11.9)	3.1	19.4

Effective tax rate	(90.3%)	(22.8%)	22.2%

(i)	Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.

(ii)	Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.

(iii)	After taking into account applicable withholding taxes.

(d)	Deferred income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related deferred income tax amounts are as follows:

	Years ended December 31

	2004	2003	2002
	$	$	$

Depreciation and amortization	(36)	(31)	(23)
Exploration and development	—	(45)	(8)
Tax losses	75	(70)	(7)
Foreign exchange	(96)	9	21
Changes in Canadian tax law	(57)	19	4
Accrued withholding tax	(6)	2	4
Other	(40)	(10)	17

	(160)	(126)	8

(e)	Components of deferred income and resource tax assets and liabilities comprise:

	December 31

	2004	2003
	$	$

Deferred income and resource tax assets
Tax losses and credits	297	379
Other (i)	712	538
Valuation allowance	(105)	(40)

	904	877

Deferred income and resource tax liabilities
Capital assets	516	416
Other	214	436

	730	852

Net deferred tax asset / (liability)	174	25

(i)	Other deferred income and resource tax assets include the deductible temporary differences related to exploration, development and fixed assets. Some of these deferred tax assets are netted with deferred tax liabilities for purposes of the balance sheet disclosure below.

Net deferred tax asset / (liability) consists of:

	December 31

	2004	2003
	$	$

Current deferred tax assets	45	12
Long-term deferred income and resource tax assets	400	230
Current deferred tax liabilities	(6)	(1)
Long-term deferred income and resource tax liabilities	(265)	(216)

	174	25

During 2004 the Australian deferred tax asset increased by $117 million resulting from a number of factors including the tax impacts from the strengthening Australian dollar. This increase in the deferred tax asset was partially offset by a valuation allowance of $52 million for a net 2004 recognition of a non-cash tax recovery of $65 million. The net increase in the Australian deferred tax asset reflects a more positive operational outlook in Australia, including an improved gold price environment.

In South Africa the deferred tax asset increased by $17 million during 2004 resulting from a number of factors including foreign exchange and the capital allowance. A valuation allowance was recorded against this increase due to management’s view that given the current rand to U.S. dollar exchange rate that it is probable that the additional deferred tax asset would not be utilized.

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its U.S. operations. At that time, a full valuation allowance had been set up against the asset. During the second and fourth quarters of 2003, Placer Dome recognized a $111 million non-

cash tax asset with respect to previously unrecorded tax benefits related to its U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. Pursuant to this, a non-cash credit of $111 million to Income and resource tax recovery (provision) was recorded in the statement of earnings during the second and fourth quarters of 2003. In accordance with the provisions of Accounting for Income Taxes, Placer Dome did not record tax expense on earnings from its United States operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period.

(f)	Loss and tax credit carry forwards are as follows as at December 31, 2004.

		2004
Country	Category	$	Expiry

Australia	Operating losses (i)	263	n/a
Canada	Non-capital losses	219	2005-2014
	Net capital losses (ii)	41	n/a
	Investment tax credit	4	2009-2014
Chile	Operating losses	215	n/a
South Africa	Non-capital losses (iii)	117	n/a
Tanzania	Non-capital losses	3	n/a
United States	Operating – Regular tax	54	2021-2024
	Operating – Alternative minimum tax	103	2021-2024
	Alternative minimum tax credits	22	n/a
Other	Operating losses	70	2005-2013

(i)	A valuation allowance has been provided on $52 million of deferred taxes relating to Australian operating losses.

(ii)	A valuation allowance has been provided on $15 million of deferred taxes relating to Canadian net capital losses.

(iii)	A valuation allowance has been provided on $16 million of deferred taxes relating to South Africa non-capital losses.

(g)	Internal financing arrangements are utilized that require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2004, withholding taxes of $10 million (2003 — $8 million and 2002 — $4 million) related to inter-company loans were incurred and charged to income tax expense.

(h)	Net income and resource tax payments were $52 million, $91 million and $17 million in 2004, 2003 and 2002, respectively.

(i)	See note 18(e) for a discussion of Placer Dome’s reversal of a previously accrued tax and interest liability of $76 million relating to Ontario mining taxes during the third quarter of 2004.

9.	Inventories

Inventories comprise the following:

	December 31

	2004	2003
	$	$

Metal in circuit	102	98
Ore stockpiles	103	83
Materials and supplies	83	81
Product inventories	31	46

	319	308
Long-term portion of ore stockpiles	(71)	(64)

Inventories	248	244

10.	Investments

Investments, other than those included in current assets, are comprised of the equity accounted for investment in Compañia Minera Mantos de Oro (2004 — $35 million, 2003 — $36 million), and $15 million (2003 — $15 million) of investments which, in accordance with SFAS115 – Accounting for Certain Investments in Debt and Equity Securities, have been valued at market with an offsetting gain or loss being recorded in other comprehensive income (see note 20(c)).

11.	Other Assets

Other assets comprise the following:

	December 31

	2004	2003
	$	$

Long-term ore stockpiles (note 9)	71	64
Sale agreement receivable (i)	66	69
Debt issue costs and discounts	17	17
Pension asset (note 19)	15	13
Other	13	14

	182	177
Current portion of other assets	(9)	(9)

	173	168

(i)	Balance relates to sale of the CMZ water rights (see note 7).

12.	Property, Plant and Equipment

(a)	Details of Placer Dome’s property, plant and equipment are as follows:

	December 31, 2004			December 31, 2003

	Cost	Accumulated		Cost	Accumulated
	(ii)	depreciation	Net	(ii)	depreciation	Net
	$	$	$	$	$	$

Mineral properties and deferred development	1,639	(731)	908	1,604	(720)	884
Mine plant and equipment	2,593	(1,440)	1,153	2,367	(1,423)	944
Purchased undeveloped mineral interests (note 3)	463	(13)	450	532	(10)	522
Construction in progress(i)	96	—	96	194	—	194

	4,791	(2,184)	2,607	4,697	(2,153)	2,544

(i)	The significant components of the balance are $38 million (2003 $16 million included in purchased undeveloped mineral property) for the Pamour Pit at the Porcupine mine, and $36 for development at the Golden Sunlight mine (2003 — $6 million) and nil (2003 — $152 million) for the development of the South Deep Shaft at the South Deep Mine and of nil (2003 — $16 million) for development at Turquoise Ridge.

(ii)	Includes $101 million (2003 — $111 million) recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(b)	Property plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant &		Additions to Property,
	Equipment		Plant & Equipment

	December 31		Years ended December 31

	2004	2003	2004	2003	2002
	$	$	$	$	$

Australia	582	642	41	54	29
South Africa	571	528	53	63	42
Chile	491	538	17	23	10
Tanzania (note 3(b))	431	391	51	1	—
Canada	236	202	71	30	18
United States (note 3(a))	185	111	104	35	23
Papua New Guinea	111	132	3	7	5

	2,607	2,544	340	213	127

(c)	Deferred stripping by country is as follows:

	December 31

	2004	2003
	$	$

Papua New Guinea	105	84
United States	28	(1)
Australia	19	6
Chile	15	16
Canada	—	—
Tanzania (note 3(b))	3	2

	170	107

13.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise of the following:

	December 31

	2004	2003
	$	$

Trade payables	143	123
Accrued employee salaries and benefits	60	49
Current reclamation and post closure obligations (notes 18(a) and (b))	13	17
Royalties payable	13	13
Interest payable	15	15
Deferred commodity derivatives	10	12
Other	14	14

	268	243

14.	Debt

(a)	Consolidated long-term debt and capital leases comprise the following:

	December 31

	2004	2003
	$	$

Placer Dome Inc.
Bonds, unsecured (vii)
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum (i)	200	200
October 15, 2035 at 6.45% per annum (ii)	300	300
Preferred Securities, unsecured (iii)(viii)
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium – term notes, unsecured (iv)	140	140
Senior Convertible Debentures, unsecured, October 15, 2023 at 2.75% (ii)	230	230
East African Gold, non-recourse (note 3(b)) (v)	—	36
Capital leases (vi)	7	6

	1,154	1,189
Current portion	(45)	(10)

	1,109	1,179

(i)	On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375%. The Corporation has prepared and filed registration documentation that permits the debentures to be resold to the public.

(ii)	On October 10, 2003, Placer Dome completed two private debenture offerings totalling $530 million in aggregate principal amount. Of the aggregate principal amounts, $300 million was raised as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year. An additional $230 million was raised as unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share. As at December 31, 2004, none of these prescribed conditions had occurred.

The holders of the debentures and, in the case of the convertible debentures, the underlying shares are entitled to the benefits of registration rights granted pursuant to registration rights agreements dated October 10, 2003 (the “Registration Rights Agreements”). The Registration Rights Agreements require, among other things, that the Corporation prepare and file registration documentation that will permit the debentures and, in the case of the convertible debentures, the underlying shares to be resold to the public. On April 16, 2004, Placer Dome announced that two registration statements related to its $230 million 2.75% Convertible Debentures and $300 million 6.45% Debentures, both originally issued in October 2003, had been filed and declared effective by the Securities and Exchange Commission. As a result, the Corporation has complied with the Registration Rights Agreements for the instruments.

(iii)	Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the “Maturity Amount”). The Corporation may, at its option, pay the Maturity Amount by delivering Common Shares, in which event the holder of the securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the securities are not entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

(iv)	The interest rates range from 6.6% to 8.1% and the notes mature between 2005 and 2026.

(v)	This loan relates to project financing for the North Mara mine and was non-recourse to Placer Dome. It bore interest at LIBOR plus 2.75% and was repayable over 5 years. This was repaid on July 29, 2004.

(vi)	The Corporation is obligated under capital leases for mobile mining equipment for remaining terms ranging from two to four years. All capital lease agreements provide that the Corporation can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2004 and 2003, $6 million and $4 million respectively, of leased property was included in plant and equipment, net of $3 million and $11 million, respectively, of accumulated depreciation and depletion.

(vii)	Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2004 are as follows:

	Long-term	Capital
	debt	leases	Total
	$	$	$

2005	43	2	45
2006	—	2	2
2007	100	2	102
2008	—	2	2
2009	16	—	16
Thereafter	988	—	988

Long-term debt and capital lease obligations	1,147	8	1,155
Less amount representing interest	—	(1)	(1)

	1,147	7	1,154

(viii)	On January 31, 2003, Placer Dome repaid, from cash, the $137 million of unsecured debt assumed in the purchase of AurionGold.

On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation’s outstanding $185 million 8.625% Series A Preferred Securities. A loss of $5 million was recorded on redemption.

On May 15, 2003, Placer Dome, as scheduled, repaid $200 million of 7.125% unsecured bonds.

(b)	During the third quarter of 2004, Placer Dome entered into a demand financing facility which permits borrowings of up to $120 million. The facility requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The net effective interest rate to Placer Dome of this is 0.4% per annum. At December 31, 2004, $110 million, classified as short-term debt, had been drawn on the facility and an equal amount had been placed on deposit.

(c)	Interest and financing expense comprise of:

	Years ended December 31

	2004	2003	2002
	$	$	$

Interest charges – long-term debt	72	62	64
Capitalized interest	(9)	(7)	(6)

Interest expense – long-term debt	63	55	58
Interest on short-term debt and financing expenses	14	10	8

Interest and financing expense	77	65	66

Interest payments – long-term debt	72	54	64
Weighted average interest rate	6.2%	7.1%	7.6%

(d)	At December 31, 2004, Placer Dome had unused bank lines of credit of $895 million with an international consortium of banks. Of the primary facility of $850 million, $46 million has been utilized to support letters of credit granted for bonding and reclamation purposes. The credit facility is fully committed until 2009. The funds are available for general corporate purposes. The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2004 was 2.56% (three-month term). The bank lines of credit require Placer Dome to maintain a consolidated tangible net worth (the aggregate amount of assets after deducting therefrom all current liabilities, goodwill and other like intangibles) of $1.5 billion.

(e)	Certain of Placer Dome’s debt facilities contain various common public debt covenants and default provisions including payment defaults, limitation on liens, limitation on sale and leaseback transactions and merger restrictions. These debt instruments include the Corporation’s unsecured Bonds, Preferred Securities, Medium-Term Notes, Senior Convertible Debentures, and bank lines of credit. In addition, Placer Dome’s metal and foreign currency contracts and options (note 17) require it to maintain a consolidated tangible net worth of $1.0 billion.

At December 31, 2004, Placer Dome was in compliance with all debt covenants and default provisions.

15.	Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

	December 31

	2004	2003
	$	$

Pension liability (note 19)	54	56
Minority interest in subsidiaries	2	1
Other obligations and provisions	23	21

	79	78

16.	Share Capital

(a)	Common shares issued and outstanding

	Shares	Amount
	(000’s)	$

Balance, December 31, 2001	328,609	1,259
Issued for acquisition of AurionGold (note 3(c))	77,934	709
Exercise of share options	2,199	24

Balance, December 31, 2002	408,742	1,992
Exercise of share options	2,788	31

Balance, December 31, 2003	411,530	2,023
Issued in equity offering, net of issue costs (i)	21,275	457
Exercise of share options	3,590	42

Balance, December 31, 2004	436,395	2,522

(i)	On November 23, 2004 Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. Net proceeds from the offering were $452 million. The underwriters’ over-allotment option was fully exercised.

(b)	Share options

At December 31, 2004, the Corporation had three stock based incentive plans. The following table describes these plans:

		Options	Options
	Reserved	outstanding	exercisable

	Shares	Shares	Shares
	(000’s)	(000’s)	(000’s)

1996 LTIP (i)	2,340	59	59
1987 Stock Option Plan (ii)	32,000	13,396	7,747
1993 Directors Plan (ii)	750	360	360

	35,090	13,815	8,166

(i)	Under the 1996 LTIP, options were granted to employees of Getchell Gold Corporation (“Getchell”) at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

(ii)	Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms up to ten years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the Toronto Stock Exchange or the New York Stock Exchange (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. At the 2003 annual meeting, the shareholders of Placer Dome voted to increase the aggregate number of shares for which options may be granted under the 1987 Stock Option Plan from 25,000,000 to 32,000,000. The aggregate number of shares for which options may be granted under the 1993 Directors Plan shall not exceed 750,000. On December 4, 2003, the board of directors of the Corporation suspended option grants under the 1993 Directors Plan.

The following table contains information with respect to all option plans:

	Options denominated in		Options denominated
	CAD$		in US$
	Shares	Price	Shares	Price
	(000’s)	CAD$/share	(000’s)	US$/share

Options outstanding, December 31, 2001	15,593	12.00 – 39.75	356	5.10 – 20.41
Granted	—	—	2,157	9.75 – 12.51
Exercised	(2,044)	12.00 – 19.60	(155)	5.56 – 12.55
Forfeited or expired	(839)	12.00 – 39.25	(175)	9.67 – 20.41

Options outstanding, December 31, 2002	12,710	12.40 – 39.75	2,183	5.10 – 19.24
Granted	—	—	4,020	9.69 – 18.69
Exercised	(2,721)	12.40 – 17.55	(154)	8.01 – 12.55
Forfeited or expired	(602)	12.69 – 39.75	(316)	10.36 – 12.51

Options outstanding, December 31, 2003	9,387	12.40 – 39.75	5,733	5.10 – 19.24
Granted	—	—	3,055	16.42 – 17.09
Exercised	(2,403)	12.40 – 24.90	(1,104)	5.10 – 17.07
Forfeited or expired	(408)	12.69 – 39.75	(445)	10.36 – 16.42

Options outstanding, December 31, 2004	6,576	12.40 – 39.75	7,239	5.10 – 19.24

(i)	The weighted average fair value of options granted in 2004, 2003 and 2002 was US$6.01, US$3.25 and CAD$4.20 per share, respectively.

The following table summarizes information about share options outstanding:

	December 31, 2004
	Options outstanding			Options exercisable
		Average	Weighted		Weighted
	Shares	life	average	Shares	average
Range of exercise prices	(000’s)	(years)	price	(000’s)	price

CAD$ options
$12.40-$19.45 (i)	3,702	4.80	15.56	3,702	15.56
$19.46-$25.00	226	2.72	23.59	226	23.56
$25.01-$32.62	2,088	1.37	28.44	2,088	28.44
$32.63-$39.75	560	1.12	38.60	560	38.60

	6,576	3.33	21.89	6,576	21.89

US$ options
$5.10-$8.16	29	3.67	5.10	29	5.10
$8.17-$12.24	3,107	8.13	10.38	836	10.42
$12.25-$16.33	1,224	7.07	12.53	706	12.53
$16.34-$19.24	2,879	9.13	16.45	19	19.18

	7,239	8.33	13.14	1,590	11.36

(i)	Includes 376,854 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. All of these options have vested and have an exercise price of CAD$12.69 per share.

(c)	The Corporation follows the disclosure-only provisions of SFAS No. 123 for stock options granted to Canadian employees and directors. During 2002, the Corporation followed the disclosure-only provisions of SFAS No. 123 for stock options granted to non-Canadian employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS No. 123, the Corporation’s net earnings and net earnings per share on a U.S. basis would have been adjusted to the pro forma amounts indicated below:

	Years ended December 31
	2004	2003	2002
	$	$	$

Net earnings – as reported	284	229	116
Net earnings – pro forma	271	218	106
Net earnings per share – as reported	0.68	0.56	0.33
Net earnings per share – pro forma	0.65	0.53	0.30

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	December 31
	2004	2003	2002

Dividend yield	0.6%	1.0%	1.7%
Expected Volatility	35%	30%	30%
Risk-free interest rate	3.96%	3.92%	4.31%
Contractual life	10 years	10 years	10 years

(d)	Placer Dome first adopted a shareholders’ rights plan in 1990. The current shareholders’ rights plan (the “Rights Plan”) was approved by shareholders at the 2004 annual and special meeting. The following summary of certain provisions of the Rights Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Rights Plan, including the definitions therein of certain terms, and the form of certificate evidencing the Rights. Copies of the Rights Plan are available from the Corporation upon request.

Under the Rights Plan, each “Voting Share” issued prior to the Separation Time (as defined below) carries with it one right (a “Right”). A Voting Share is any share or voting interest issued by Placer Dome (collectively, the “Voting Shares”) entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the common shares. One Right will be issued for each Voting Share issued after the Record Time and prior to the Separation Time (as defined below), subject to the earlier termination of expiration of the Rights as set out in the Rights Plan. Each Right carries with it the right to purchase common shares in Placer Dome, at a discounted price, under certain circumstances including in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain events, as specified in the Rights Plan, cause the Rights to separate from the Voting Shares (the “Separation Time”). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire upon the termination of Placer Dome’s annual meeting in 2007, unless earlier redeemed. The Rights Plan will expire no later than the termination of Placer Dome’s annual meeting in 2007. The Rights may be redeemed at a price of Cdn$0.001 per Right prior to a specified event but, in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the common shares (or other class of Voting Shares) in a transaction that is not a “Permitted Bid” or a “Competing Permitted Bid”, the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a 50% discount from the Market Price (as defined in the Rights Plan). The Rights are not triggered by a “Permitted Bid”, which is essentially a takeover bid made to all shareholders for any or all of their shares. The “Permitted Bid” must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding common shares held by independent shareholders have been tendered to the bid. A “Competing Permitted Bid” is a take-over bid made after a “Permitted Bid” has been made and prior to its expiry that satisfies all of the provisions of a “Permitted Bid”, except that it must remain open for acceptance until a date that is not earlier than the later of 35 days after the “Competing Permitted Bid” is made and 60 days after the date of the earliest prior bid in existence when the “Competing Permitted Bid” is made. The entering into of certain revocable lock-up agreements to tender common shares into a takeover bid will not trigger the Rights.

17.	Fair Value of Financial Instruments with Off-Balance Sheet Risk

The following table presents the carrying amounts and estimated fair values of Placer Dome’s financial instruments:

	December 31
	2004		2003
	Carrying	Fair	Carrying	Fair
	Value	Value(i)	Value	Value(i)
	$	$	$	$

Financial Assets
Cash and cash equivalents	1,017	1,017	550	550
Restricted cash	122	122	32	32
Short-term investments	14	14	9	9
Investments other than equity investments	15	15	15	15
Sale agreement receivable	66	66	69	69
Foreign currency contract and options	51	51	45	45

Financial Liabilities
Short-term and long-term debt and capital leases	1,267	1,416	1,189	1,297
Metal contracts and options	232	813	220	730

(i)	Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

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

At December 31, 2004, based on the spot prices of $438 per ounce for gold, $6.80 per ounce for silver and $1.488 per pound for copper, an Australian to U.S. dollar exchange rate of $1.2814, and a Canadian to U.S. dollar exchange rate of 1.2036, the mark-to-market values of Placer Dome’s precious metal and copper sales programs were negative $775 million and negative $38 million, respectively. The precious metal mark-to-market value does not take into account the $163 million liability in Deferred commodity and currency sales contracts and derivatives as at December 31, 2004 representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome’s currency forward and option contracts on December 31, 2004, was approximately positive $51 million (based on an Australian to U.S. dollar foreign exchange rate of 1.2814 and a Canadian to

U.S. dollar foreign exchange rate of 1.2036), all of which has been recognized through earnings or other comprehensive income.

At December 31, 2004, Placer Dome’s consolidated metal sales program consists of:

	2005	2006	2007	2008	2009	2010	2011+	Total

Gold (000’s ounces):

Forward contracts sold (i)
Fixed contracts
Amount	1,047	1,239	1,245	978	347	246	461	5,563
Average price ($/oz.)	330	344	372	396	411	410	474	375
Fixed interest floating lease rate
Amount	—	—	15	232	772	285	625	1,929
Average price ($/oz.)	—	—	414	357	430	420	485	437
A$ forward contracts
Amount	—	15	24	—	—	—	—	39
Average price ($/oz.)	—	482	494	—	—	—	—	489

Total
Forward contracts sold	1,047	1,254	1,284	1,210	1,119	531	1,086	7,531

A$ forward contracts purchased	(75)	—	—	—	—	—	—	(75)

Total
Forward contracts	972	1,254	1,284	1,210	1,119	531	1,086	7,456

Call options sold and cap agreements (ii)
Amount	277	219	115	200	20	40	20	891
Average price ($/oz.)	362	357	363	394	500	500	500	380
A$ contracts
Amount	56	—	—	—	—	—	—	56
Average price ($/oz.)	391	—	—	—	—	—	—	391

Total
Call options sold and cap agreements	333	219	115	200	20	40	20	947

Total
Firm committed ounces (iii)	1,305	1,473	1,399	1,410	1,139	571	1,106	8,403

Contingent call options sold (iv)
Knock-in (up and in)
Amount	128	52	—	—	—	—	64	244
Average price ($/oz.)	404	390	—	—	—	—	429	408
Average barrier level ($/oz.)	439	429	—	—	—	—	429	434
Knock-out (down and out)
Amount	38	42	66	54	117	30	—	347
Average price ($/oz.)	415	436	444	458	436	480	—	442
Average barrier level ($/oz.)	364	395	387	374	384	390	—	383

Total
Maximum committed ounces(v)	1,471	1,567	1,465	1,464	1,256	601	1,170	8,994

Put options purchased(vi)
Amount	718	538	363	179	159	103	99	2,159
Average price ($/oz.)	406	416	441	414	407	440	434	418

Put options sold(vii)
Amount	80	80						160
Average price ($/oz.)	250	250						250

Contingent call options purchased not included in the above table total 0.1 million ounces at an average price of $437 per ounce.

	2005	2006	2007	2008	2009	Total

Silver (000’s ounces):

Fixed forward contracts (i)
Amount	—	1,200	—	—	—	1,200
Average price ($/oz)	—	6.25	—	—	—	6.25
Call options sold (ii)
Amount	1,560	3,632	1,050	820	550	7,612
Average price ($/oz)	5.25	9.01	9.11	8.98	8.75	8.23

Total committed amount	1,560	4,832	1,050	820	550	8,812

Put options purchased (vi)
Amount	2,160	3,820	1,050	820	550	8,400
Average price ($/oz)	5.21	6.40	6.89	7.25	7.25	6.29

Copper (millions of pounds):

Fixed forward contracts (i)
Amount	28.1
Average price ($/lb.)	1.19
Call options sold (ii)
Amount	103.1
Average price ($/lb.)	1.11

Total committed amount
Amount	131.2
Average price ($/lb.)	1.12

Put options purchased (vi)
Amount	100.9
Average price ($/lb.)	1.00

(i)	Forward sales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	Fixed forward contracts — a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts — a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.2814. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)	Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.2814.

(iii)	Firm Committed ounces – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)	Contingent call options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.2814. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

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

As of December 31, 2004, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)	Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)	Put options purchased – Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)	Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

]

At December 31, 2004, Placer Dome’s consolidated foreign currency program consists of:

	2005	2006	2007	Total

Australian Dollars (millions USD)
Fixed forward contracts
Amount	54.3	37.1	5.0	96.4
Average rate (AUD/USD)	1.8182	1.9168	1.5713	1.8433
Put options sold
Amount	—	20.0	5.5	25.5
Average rate (AUD/USD)	—	1.5972	1.6537	1.6093

Total committed dollars
Amount	54.3	57.1	10.5	121.9
Average rate (AUD/USD)	1.8182	1.8049	1.6145	1.7944

Call options purchased
Amount	75.0	23.5	12.0	110.5
Average rate (AUD/USD)	1.3455	1.5099	1.6431	1.4128

Canadian Dollars (millions USD)

Call options purchased
Amount	66.0	—	—	66.0
Average rate (CAD/USD)	1.2363	—	—	1.2363

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

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness of the hedged currency.

18.	Commitments and Contingencies

(a)	Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated the undiscounted future value of its share of these costs to be $288 million as at December 31, 2004. The aggregate accrued obligation as at December 31, 2004, representing the fair value of Placer Dome’s share of future reclamation costs, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 13), was $215 million (2003 — $198 million). The full amount has been accrued through the adoption of SFAS 143 (see note 2(c)) and through charges to earnings of $29 million, $12 million, and $23 million in 2004, 2003, and 2002, respectively. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see note 1 ‘Reclamation and Closure Costs’ section and note 2(c).

Over the next 3 years, Placer Dome anticipates spending approximately $11 million on reclamation and closure at the closed Kidston, Equity Silver and Misima mines.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations. At December 31, 2004, Placer Dome has letters of credits of CAD$23 million (US$19 million) and CAD$32 million (US$26 million) for Equity Silver mine and the other Canadian mines and properties, respectively, bonds of $54 million for Golden Sunlight, bonds and letters of credit and bonds of $65 million for Cortez (100%), Turquoise Ridge (100%) and Bald Mountain, and bank guarantees for A$41 million (US$32 million) for the Australian mines.

(b)	Although the ultimate amount of termination benefits obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of contractual termination benefits to be $93 million as at December 31, 2004, and has accrued through charges to earnings of $5 million, $5 million, and $4 million in 2004, 2003, and 2002, respectively. The aggregate accrued obligation as at December 31, 2004, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 13), was $49 million (2003 — $44 million).

(c)	Since 1992, Placer Dome U.S. Inc. (“PDUS”) and the Nevada joint venture it manages, Cortez Gold Mines (“Cortez”) have been involved in litigation with ECM, Inc. (“ECM.”). ECM claims that PDUS/Cortez acted improperly in 1991 when they kept confidential the results of a discovery hole drilled on PDUS/Cortez’ holdings in Lander County, Nevada during negotiations for a lease of mining claims held by ECM in the vicinity of the discovery hole. ECM claims that by virtue of PDUS/Cortez’s non-disclosure of the discovery hole, ECM was induced to lease its property to PDUS/Cortez in exchange for less favourable royalties than ECM contends it would have obtained had the disclosure been made.

After three summary judgments and a jury verdict in favour of PDUS/Cortez and appeals from each of those judgments, ECM has one remaining claim for relief. This claim is based on a real property covenant which ECM says obligated PDUS/Cortez to reveal all reports and data it had that might, even indirectly, affect the value of ECM’s mining claims in the vicinity of the discovery hole, including data and reports based on data obtained from PDUS/Cortez lands in the area. In March 2003, the federal District Court in Reno granted PDUS/Cortez’s motion for summary judgment on that remaining claim for relief. Thereafter, ECM appealed the summary judgment to the U.S. Court of Appeals for the Ninth Circuit, in San Francisco. Briefing of that appeal is now complete, and management expects a decision in the case by the end of 2005. Management believes, on balance, that it will be successful in defending the litigation against ECM and, accordingly, no loss accrual for this contingency has been made.

(d)	The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality (“DEQ”) in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $55 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the “Legislature”) held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act (“MMRA”) violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered a judgement based on the March 21 ruling, requiring the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight has presented its concerns as to the unsuitability of backfill as the appropriate method of pit reclamation in a submission required pursuant to an October 23, 2002 Order from the DEQ. This submission also seeks an appropriate amendment to the Record of Decision. The plaintiff groups have asked the District Court to require the agency to require Golden Sunlight to post additional bond, pending proceedings examining the suitability of the partial backfill option, to assure execution of the partial backfill option if it is selected. Both the DEQ and Golden Sunlight have asked the District Court to confirm the DEQ decision that the bond will be adjusted as necessary only following a decision finally selecting the mine pit reclamation alternative. Meanwhile, an appeal of the underlying district court decision invalidating the most recent statute and the previous DEQ decision has been initiated in the Montana Supreme Court. Subsequent to the appeal, the Montana Legislature amended the MMRA to provide, in part, that “backfilling as a reclamation measure is neither required nor prohibited in all cases ...” but must be determined by the DEQ on a site specific basis. The MMRA was also amended to prohibit an increase in a reclamation bond until the modification to an operating permit is complete. In May of 2003, the DEQ and Golden Sunlight respectively moved to dismiss the appeal on mootness ground, because of the legislature’s amendment of the statute, which was the subject of the District Court’s judgment. In an Order issued August 27, 2003, the Montana Supreme Court decided to hold the motion to dismiss in abeyance, together with the appeal, pending completion of an administrative environmental analysis and decision process commenced by the DEQ in response to the District Court judgment. To date, the DEQ has not modified the existing mine reclamation plan or the reclamation bond. Golden Sunlight believes that the final record will support a more environmentally sound pit reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(e)	In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003. On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome’s favour in reversing the Ontario Superior Court decision. The Ontario Ministry of Finance has sought leave to appeal the Ontario Court of Appeal’s decision to the Supreme Court of Canada. Management is of the view, that even should an application for appeal to the Supreme Court of Canada be accepted, Placer Dome will ultimately prevail. Accordingly, Placer Dome has reversed a previously accrued tax and interest related liability of $76 million. This reversal was recorded as income in the third quarter of 2004. Placer Dome also expects to be reimbursed for previously made cash payments totalling $37 million plus interest.

(f)	The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the commencement of the Mineral and Petroleum Resources Development Act No. 28 of 2002 (“the Act”) on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the state, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that their property has been expropriated under the Act. On May 3, 2004 the Department of Minerals and Energy (the “DME”) announced that it was seeking legal advice on the implications of the Act in light of South Africa’s international agreements.

Holders of old-order mining rights, of the type held by the Placer Dome Western Areas Joint Venture for its South Deep mine, are required within five years of the May 1, 2004 commencement date to lodge their rights for conversion into new order mining rights in terms of the Act. Old order mining rights will continue in force during the conversion period subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfilment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

•	apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;

•	submit a prescribed social and labour plan; and

•	undertake to “give effect to” the black economic empowerment and socio-economic objectives of the Act (the “Objectives”) and set out the manner in which it will give effect to the Objectives.

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the “Charter”), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans (“HDSAs”) and beneficiation, and five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that South Deep fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill) cannot be assessed. It is not clear when a next draft of the Mineral and Petroleum Royalty Bill will be released. The Government has, however, indicated that no royalties will be payable until 2009. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation closely.

(g)	On July 29th, 2003, the Lawyers Environmental Action Team (“LEAT”) filed a complaint (the “Complaint”) with the Tanzanian Commission for Human Rights and Good Governance (“the Commission”) in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the “Complainants”) against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the “Respondents”). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the “Property”).

Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the Complainants as a result of their eviction from the Property), and an order requiring the Tanzanian Minister of Energy and Minerals to suspend or cancel any mineral rights granted to Placer Dome and to “afresh” the Agreement between Placer Dome and the Tanzanian Government concerning the payment of royalties, taxes and other charges (with a view to increasing such amounts to be paid). The Commission has convened a hearing on certain preliminary issues respecting the Complaint.

Management believes, on balance, that the Complaint will not be successful and, in particular, that it will not adversely impact Placer Dome’s title to its mining concessions.

(h)	Placer Dome and Marcopper Mining Corporation (“Marcopper”) are named as defendants (the “Defendants”) in two complaints detailed below (the “Complaints”) filed in the Regional Trial Court (the “Court”), Fourth Judicial Region, Boac, Marinduque, Philippines respecting alleged damages arising from the mining operations of the Marcopper Mine. The Marcopper Mine is located on the island province of Marinduque, 165 kilometers southeast of Manila in the Philippines. Since the commissioning of the Marcopper Mine in 1969, the mine has been owned and operated by Marcopper. The Marcopper Mine ceased mining operations in 1996. Placer Dome owned a minority shareholding in Marcopper until it divested all of its interests in Marcopper in 1997.

In April 2001, a complaint was filed in the Court (the “Mogpog Complaint”) by Rita Natal and 60 other individuals (the “Mogpog Plaintiffs”) against the Defendants. The claim made against the Defendants is for recovery of damages in the total amount of P41,193,267 (approximately US$750,000) arising from alleged tortious acts and omissions by the Defendants that contributed to the siltation and flooding of the Mogpog River in Marinduque, Philippines. The Mogpog Plaintiffs

also seek an order for the closure and removal of the Marcopper Mine dumps and an order compelling the complete rehabilitation and restoration of the Mogpog River to its natural state.

In July 2004, the Court dismissed the case on its own motion on grounds that the Mogpog Plaintiffs had not complied with the Court’s prior orders with respect to service of the Mogpog Complaint and had not diligently prosecuted the case. In August 2004, the Plaintiffs filed a motion for reconsideration of the dismissal order. By order issued November 22, 2004, the Court granted the motion for reconsideration reinstating the claims against Marcopper only and dismissing the motion against Placer Dome. Subject to appeal, the case stands dismissed against Placer Dome. No appeal has been commenced by the Mogpog Plaintiffs.

To date, the Court has not effected service of the Mogpog Complaint on Placer Dome.

Based on evaluations of the Mogpog Complaint and the applicable law, management believes that Placer Dome should not be liable for damages or held responsible for other claims.

In July 2004, a complaint was filed in the Court (the “Calancan Bay Complaint”) framed as a proposed class action against the Defendants for alleged total damages of P49.192 billion (approximately US$900 million) relating to the deposit of tailing from the Marcopper Mine into Calancan Bay (located off the northern part of Marinduque). The class of plaintiffs (the “Calancan Bay Plaintiffs”) are fishermen who are residents of barangays (communities) that surround Calancan Bay. The Calancan Bay Plaintiffs also claim to be suing on behalf of future generations of unborn Calancan Bay residents. Among other matters, the Calancan Bay Complaint alleges that the Defendants’ decision to deposit mine tailing into Calancan Bay over a 16 year period has resulted in serious health problems and a general loss of livelihood.

To date, the Court has not effected service of the Calancan Bay Complaint on Placer Dome.

Evaluation of the Calancan Bay Complaint is in its early stages; however, management believes based on the applicable law, that the case is not suitable for determination as a class action, that the damages alleged are significantly overstated and that, in any event, Placer Dome should not be liable for such damages.

Management is continuing its investigation of the facts and the allegations in the complaints, and related developments as they occur. If either of the complaints proceeds, management intends to vigorously defend against all claims made.

(i)	On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by South Deep management to determine the extent of the damage is currently in process. Given the preliminary status of the investigation, no accrual for insurance recoveries has been made at this time.

(j)	At December 31, 2004, Placer Dome has outstanding commitments aggregating approximately $25 million under capital expenditure programs, primarily at the Cortez and South Deep properties.

(k)	Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

19.	Pension Plans

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

Placer Dome uses a measurement date of December 31 for the majority of its pension plans.

Pension expenses are comprised of:

	Years ended December 31
	2004	2003	2002
	$	$	$

Defined benefit plans:
Service costs (benefits earned during the period)	6	8	8
Interest costs on projected benefit obligations	10	9	9
Expected return on plan assets	(8)	(7)	(8)
Amortization of experience gains/losses	3	2	—

	11	12	9
Defined contribution plans	5	5	1

	16	17	10

The status of defined benefit plans is as follows:

	December 31
	Plans where assets		Plans where
	exceed accumulated		accumulated benefits
	benefits		exceed assets
	2004	2003	2004	2003
	$	$	$	$

Change in plan assets
Fair value of plan assets at beginning of year	45	35	67	53
Actual return on plan assets	5	3	6	7
Employer contribution	3	3	14	7
Benefits paid	(8)	(7)	(8)	(6)
Other	(2)	11	(2)	6

Fair value of plan assets at end of year	43	45	77	67

Change in projected benefit obligations
Projected benefit obligations at beginning of year	41	30	134	107
Service cost	3	4	3	4
Interest cost	2	2	7	7
Actuarial loss (gain)	2	2	4	7
Benefits paid	(8)	(7)	(8)	(6)
Other	(2)	10	1	15

Projected benefit obligations at end of year	38	41	141	134

Plan assets in excess of (less than) projected benefit obligations	5	4	(64)	(67)
Unamortized transition surplus	—	—	(1)	6
Unamortized experience loss	10	9	36	28

Accrued pension asset (liability) (i)	15	13	(29)	(33)

Amounts recognized on the consolidated balance sheets consist of:
Accrued pension asset (liability)	15	13	(29)	(33)
Additional minimum pension liability (ii)	—	—	(25)	(23)
Intangible asset (ii)	—	—	3	1
Accumulated other comprehensive income	—	—	22	22

Net amount recognized on consolidated balance sheets (ii)	15	13	(29)	(33)

(i)	Substantially all of the $29 million (2003 — $33 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.

(ii)	The additional minimum liability represents the excess of the unfunded accumulated projected benefit obligation over the net accrued pension liability on the balance sheets. An amount equal to the unrecognized prior service costs is set up as an intangible asset, with the remaining difference recognized as a reduction to other comprehensive income. The accumulated projected benefit obligation for all defined benefit pension plans at December 31, 2004 and 2003 was $163 million.

(a)	The asset allocation for Placer Dome’s pension plans by asset category are as follows:

	2005 - Target	2004	2003
	%	%	%

Equity securities	50 - 70	61	60
Debt securities	20 - 40	32	32
Real estate	5 – 10	4	4
Other	1 - 5	3	4

Total		100	100

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

(b)	In determining the present value of accumulated projected plan benefits and current service pension cost at December 31, the assumptions were:

	December 31
	2004	2003
	%	%

Average discount rate	5.5 – 5.75	6.0

Rate of compensation increase	3.0 – 4.0	3.0-4.0

Expected return on plan assets	7.0 – 8.0	6.5-8.0

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

(c)	Placer Dome expects to contribute $11 million to its pension plans in 2005. The estimated future benefit payments are as follow:

$

2005	10
2006	10
2007	11
2008	11
2009	12
2010-2013	65

20.	Supplementary Information

(a) Change in non-cash operating working capital comprise:

	Years ended December 31
	2004	2003	2002
	$	$	$

Restricted cash	20	(32)	—
Accounts receivable	(55)	(22)	(5)
Inventories	(19)	(39)	(6)
Accounts payable and accrued liabilities	15	49	(12)
Income and resource taxes payable	18	(12)	8

Change in non-cash operating working capital	(21)	(56)	(15)

(b)	The following tables present additional financial information related to proportionate interests in joint ventures and equity investments.

	Proportionate
	Interests		Equity
	in Joint Ventures(i)		Investments(ii)
	2004	2003	2004	2003
	$	$	$	$

Current assets	154	168	20	15
Non-current assets	1,074	877	55	58
Current liabilities	114	95	9	7
Non-current liabilities	717	446	72	71

	Proportionate Interests			Equity
	in Joint Ventures(i)			Investments(ii)
	2004	2003	2002	2004	2003	2002
	$	$	$	$	$	$

Sales	840	668	538	58	51	46
Cost and expenses	596	480	384	44	43	46

Earnings before taxes and other items	244	188	154	14	8	—
Net earnings before effect of change in accounting policy	220	145	131	10	7	2
Net earnings	224	140	123	10	5	2

(i)	Includes the Corporation’s joint venture interests in the Cortez, Granny Smith (see note 3(c)), Musselwhite, Porcupine (see note 3(d)), Porgera (see note 3(c)), South Deep and Turquoise Ridge mines (see note 3(a)). The results of Granny Smith are included for the period ended October 22, 2002, when Placer Dome acquired control of AurionGold, which owned the remaining 40% of the Granny Smith Joint Venture. The results of Porcupine and Turquoise Ridge are included from July 1, 2002 and December 23, 2003 respectively, when Placer Dome formed the joint ventures.

(ii)	Includes the Corporation’s equity investments in La Coipa Mine.

(c)	Other comprehensive income (loss) comprises:

		Cumulative
		foreign	Minimum
	Unrealized	currency	pension	Unrealized	Unrealized
	gains on	translation	liability	currency	copper
	securities	adjustment	adjustment	derivatives	derivatives	Total

Closing, December 31, 2001	1	(50)	—	1	—	(48)

Unrealized change	5	—	(14)	3	1	(5)

Tax	—	—	4	(1)	—	3

Closing, December 31, 2002	6	(50)	(10)	3	1	(50)

Unrealized change	6	—	(7)	37	(22)	14

Reclassification to net earnings	—	—	—	—	1	1

Tax	—	—	2	(12)	10	—

Closing, December 31, 2003	12	(50)	(15)	28	(10)	(35)

Unrealized change	—	—	—	13	(35)	(22)

Reclassification to net earnings		34		(14)	16	36

Tax	—	—	—	1	5	6

Closing, December 31, 2004	12	(16)	(15)	28	(24)	(15)

(d)	The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities. The following is a reconciliation of the net earnings between the U.S. and Canadian basis.

	Consolidated Statement of Earnings (i)
	Years ended December 31
	2004 (ii)			2003 (ii), (iii)			2002 (ii), (iii), (iv)
	$			$			$
	U.S.	Adjust-	Cdn.	U.S.	Adjust-	Cdn.	U.S.	Adjust-	Cdn.
	basis	ments	basis	basis	ments	basis	basis	ments	basis

Sales (v)	1,888	58	1,946	1,763	39	1,802	1,209	50	1,259
Cost of sales (vi)	1,149	40	1,189	1,090	24	1,114	698	36	734
Depreciation and depletion	255	21	276	267	27	294	187	27	214

Mine operating earnings	484	(3)	481	406	(12)	394	324	(13)	311

General and administrative	64	—	64	51	—	51	40	—	40
Exploration	77	—	77	76	1	77	52	—	52
Resource development, technology and other	63	—	63	64	—	64	55	—	55
Write-downs of mining assets and restructuring costs	20	—	20	—	—	—	—	—	—

Operating earnings	260	(3)	257	215	(13)	202	177	(13)	164

Non-hedge derivative gains (losses) (vii)	(28)	—	(28)	46	(30)	16	3	(15)	(12)
Investment and other business income (x)	(11)	33	22	(3)	2	(1)	39	1	40
Interest and financing (viii) (ix)	(77)	3	(74)	(65)	11	(54)	(66)	23	(43)

Earnings before taxes and other items	144	33	177	193	(30)	163	153	(4)	149

Income and resource taxes	130	(15)	115	44	2	46	(34)	9	(25)
Equity in earnings of associates (i)	7	(7)	—	7	(7)	—	5	(5)	—
Minority interests	(1)	—	(1)	2	—	2	—	—	—
Change in accounting policy (ii), (iii), (iv)	4	(4)	—	(17)	17	—	(8)	8	—

Net earnings	284	7	291	229	(18)	211	116	8	124

Net earnings per common share	0.68	0.01	0.69	0.56	(0.06)	0.50	0.33	0.02	0.31

(i)	The investment in MDO (50%) is in the form of incorporated joint ventures. Under the U.S. basis, MDO is equity accounted for. Under the Canadian basis this joint venture is proportionately consolidated.

(ii)	During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet (see note 2(a)). Under the U.S. basis, the cumulative effect of this change through December 31, 2003 recorded in 2004 was an increase to earnings on an after tax basis by $4 million ($0.01 per share). Under the Canadian basis the new policy was applied retroactively with restatement of 2003 and 2002 comparative figures and a decrease to the net earnings in 2003 of $1 million and an increase in earnings in 2002 of $5 million.

(iii)	On January 1, 2003, under the U.S. basis, Placer Dome adopted FAS 143, “Accounting for Asset Retirement Obligations” (see note 2(a)), and under the Canadian basis, adopted CICA 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. Under the U.S. basis, it was applied prospectively with a cumulative effect of $17 million booked through earnings in the first quarter of 2003. Under the Canadian basis the new policy was applied retroactively with restatement of 2002 comparative figures with no increase to the net earnings in 2002.

(iv)	During the fourth quarter of 2002, Placer Dome changed its accounting policy for US GAAP, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs (note 2(a)). For Canadian GAAP this was applied retroactively.

(v)	Of Placer Dome’s metals program, the majority related to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception. Under the U.S. basis, in instances where Placer Dome delivers into the contracts prior to the initial delivery date, gains and losses are recognized on delivery. Under the Canadian basis the gains and losses related to these early deliveries are deferred and recognized at the initial intended delivery date.

(vi)	Under the U.S. basis, in accordance with SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”), Placer Dome applies Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome’s common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period. Under the Canadian basis, the Company has, effective January 1, 2003, prospectively early adopted CICA 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year.

(vii)	Under U.S. GAAP and effective January 1, 2004, under Canadian GAAP (with the adoption of Accounting Guideline – “Hedging Relationships” (“AcG13”) and Emerging Issues Committee 128, “Accounting for Trading, Speculative or Non-Hedge Derivative Financial Instruments” (“EIC128”)), metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, prior to Janaury 1, 2004, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, prior to January 1, 2004, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales. The cumulative adjustment on January 1, 2004 required on adoption of AcG13 and EIC128 were recorded on the balance sheet, with a corresponding deferred credit, which will be recognized in Sales revenue on the originally intended delivery dates.

(viii)	As disclosed in Note 14, Preferred Securities under the U.S. basis are accounted for as long-term debt. Under the Canadian basis, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under the U.S. basis, whereas under the Canadian basis, they are credited to contributed surplus in shareholders’ equity.

(ix)	In October 2003 Placer Dome issued $230 million of senior convertible debt. Under the U.S. basis, these are accounted for as debt. Under the Canadian basis, there is a debt and an equity portion. The proceeds of the offering are allocated between the debt and equity portion using the residual method.

The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amount of accretion in 2004 was $3 million (2003 — $1 million).

(x)	Included in U.S. GAAP investment income in 2004 is a loss of $34 million related to the cumulative translation adjustment recognized on the closure of the Misima mine. Under Canadian GAAP, the cumulative translation adjustment related to Misima mine was nil. The use of the different exchange rates and the different adoption dates for Canadian and U.S. GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders’ equity. In 1997, under Canadian GAAP, the cumulative translation adjustment was written off as part of the impairment analysis. It is excluded from the analysis under the US basis. Effective January 1, 1991 the Corporation adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis the Corporation’s financial statements for all years prior to January 1, 1991 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1990. Under the U.S. basis pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date the Corporation was formed by the amalgamation of three predecessor companies.

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Corporation’s authorized share capital consists of an unlimited number of common shares (“Common Shares”) without par value carrying one vote per share and an unlimited number of preferred shares without par value, issuable in series. At February 23, 2005, there were 436,433,528 Common Shares and no preferred shares issued and outstanding. The following summary of certain terms of the Corporation’s Common Shares and preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Corporation articles of amalgamation and by-laws and applicable law. Copies of the Corporation’s articles of amalgamation and by-laws are available on SEDAR at www.sedar.com.

Common Shares

The holders of the Common Shares are entitled:

•	to one vote for each common share held at all meetings of shareholders of the Corporation, other than meetings at which the holders of another specified class or series of shares are entitled to vote separately as a class or series;

•	subject to the prior rights of the holders of the preferred shares and of the shares of any other class ranking senior to the Common Shares, to receive, ratably, any dividend if declared by the Corporation’s board of directors in respect of the Common Shares; and

•	subject to the prior rights of the holders of the preferred shares and of the shares of any other class ranking senior to the Common Shares, to receive, ratably, the remaining property of the Corporation after payment or provision for its liabilities in the event of the liquidation, dissolution or windingup of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

The holders of Common Shares have no pre-emptive, redemption, subscription or conversion rights, except to the extent provided under the Corporation’s shareholders’ rights plan (see note 16(d) to the Consolidated Financial Statements for more details). The Common Shares rank junior to all preferred shares both as to dividends and the right to receive any of the property of the Corporation after payment or provision for its liabilities in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. Modifications to the rights, privileges, restrictions and conditions (“provisions”) attached to the Common Shares (including creation of another class of shares that, in addition to the preferred shares, ranks prior to or on a parity with the Common Shares) requires an affirmative vote of two-thirds of the votes cast at a meeting of the holders of Common Shares.

Preferred Shares

Issuable in Series

The Corporation’s preferred shares are issuable in series, each series consisting of such number of shares and having such provisions attached thereto as may be determined by the Corporation’s board of directors subject to filing articles of amendment with the person designated under the Canada Business Corporations Act (“CBCA”). The Corporation’s board of directors has the power, without action by any shareholders, to cause the issuance of preferred shares with such terms as the board determines (subject to limitations in the CBCA and in the Corporation’s articles of amalgamation).

Priority Ranking

The preferred shares of each series rank in priority to the Common Shares and any other class of shares ranking junior to the preferred shares with respect to (i) the payment of dividends and (ii) the right to receive any distribution of assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs (a “Liquidation”). The preferred shares of each series shall, if any of the amounts described in (a) or (b) below are not paid in full with respect to the preferred shares of any series, rank on a parity and participate ratably with the preferred shares of every other series with respect to (a) all accumulated dividends, whether or not declared, and all declared non-cumulative dividends and (b) all amounts payable in the event of a Liquidation.

Voting Rights at General Meetings of Shareholders

Except as may be required by law, the holders of the preferred shares are not entitled to any voting rights in respect of meetings of shareholders (“general meetings”) of the Corporation other than separate class or series meetings unless, in the event that the Corporation has been in arrears in the payment of any cumulative dividends on the preferred shares of such series for a period or periods aggregating 24 months or more, whether or not consecutive, the holders of preferred shares of such series shall, so long as such dividends are in arrears and if prescribed in the provisions attaching to such series (i) be entitled to receive notice of and attend general meetings and vote thereat and/or (ii) be entitled to elect one or more directors, voting separately as a series or as a class consisting of such holders and all other holders of preferred shares so entitled to vote. In no event in such circumstances shall such a holder be entitled to more than one vote for each preferred share of such series held by such holder.

Class and Series Approvals

There are certain instances where, pursuant to provisions attached to the preferred shares and the CBCA, prior approval of the holders of preferred shares as a class, or as a series thereof, is required before share capital alterations may be made which impact on the preferred shares or any series thereof, including modification of the provisions attaching to the preferred shares or the creation of another class of shares ranking prior to or on a parity with the preferred shares.

Voting Rights and Meetings of Holders of Preferred Shares

When the holders of preferred shares vote as a class, each holder has one vote in respect of each Canadian dollar (or its equivalent in a foreign currency at the time of issuance) of the issue price of the preferred shares held by such holder. Any consent or approval to be given by the holders of preferred shares as a class requires approval of not less than two-thirds of the votes cast at a meeting of the holders of preferred shares or approval in writing by the holders of preferred shares to which are attached at least two-thirds of the votes attached to all outstanding preferred shares.

Share Rights

The holders of preferred shares have no pre-emptive, redemption, subscription or conversion rights except to the extent (if any) prescribed in the provisions which may from time to time be attached to any series of preferred shares and as provided under the Corporation’s shareholders’ rights plan (see note 16(d) to the Consolidated Financial Statements for more details)

Ratings

The following ratings have been assigned to the Corporation’s securities by the rating agencies noted below.

Dominion Bond
	Moody’s	Standard &	Rating Service
	Investor Services	Poor’s	Limited
Bonds, unsecured(i)	Baa2	BBB+	BBB (high)
Preferred Securities, unsecured	Baa3	BBB-	Pfd-3 (high)
Commercial Paper	No rating	A-2	R-1 (low)

(i)	Includes the medium term notes and 2.75% convertible debentures described in Note 14(a) to the Consolidated Financial Statements.

The above-noted ratings have the following meanings:

Moody’s Investor Services (“Moody’s”)

•	The ratings of “Baa2” and “Baa3” by Moody’s are the 4th of 9 Moody’s rating categories. Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

•	Moody’s also applies numerical modifiers in each generic rating classification from Aa through Caa. The modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Standard & Poor’s

•	The rating of “A-2” by Standard & Poor’s is the 2nd of 6 Standard & Poor’s rating categories for Commercial Paper. Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated A-1.

•	The ratings of “BBB-” and “BBB+” by Standard & Poor’s are the 4th of 10 Standard & Poor’s rating categories for long term debt and preferred shares. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a (+) or (-) to show relative standing within the major rating categories.

Dominion Bond Rating Service Limited (“DBRS”)

•	The rating of R-1 (low) by DBRS is the 3rd of 10 DBRS rating categories for short-term debt. Short-term debt rated R-1 (low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

•	The rating of BBB (high) by DBRS is the 4th of 10 DBRS rating categories for long-term debt. Bonds rated BBB are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. A reference to “high” or “low” indicates the relative standing of a credit within a particular rating category.

•	The rating of Pfd-3 (high) by DBRS is the 3rd of 6 DBRS rating categories for preferred shares. Preferred shares rated Pfd-3 are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. A reference to “high” or “low” indicates the relative standing of a credit within a particular rating category.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the applicable rating organization. Placer Dome cannot provide any assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if such rating is so revised or withdrawn, Placer Dome is under no obligation to update this document.

ITEM 8: MARKET FOR SECURITIES

Market Information

The Corporation’s Common Shares are listed on the New York Stock Exchange in the United States, the Toronto Stock Exchange in Canada, the Australian Stock Exchange in Australia, Euronext - Paris in France and the Swiss Exchange in Switzerland. The Common Shares are listed under the stock symbol PDG.

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

Trading Price and Volume

The Toronto Stock Exchange and the New York Stock Exchange are the principal exchanges on which the Common Shares are traded. The tables shown below presents the high and low sale prices for the Common Shares and average trading volume, on a monthly basis on the Toronto Stock Exchange and New York Stock Exchange for 2004.

Toronto Stock Exchange (Canadian dollars)

	High	Low	Average Daily Trading
Month	$	$	Volume

January	24.50	20.35	2,152,789
February	23.80	20.40	1,742,916
March	23.87	21.25	1,850,316
April	23.98	18.96	2,124,083
May	21.55	17.95	1,696,431
June	23.12	20.20	1,650,249
July	22.95	19.75	1,148,788
August	23.36	20.32	1,477,022
September	25.24	21.30	1,903,372
October	27.20	23.90	2,210,497
November	28.24	24.91	1,891,337
December	25.68	22.10	1,697,530

New York Stock Exchange (US dollars)

	High	Low	Average Daily Trading
Month	$	$	Volume

January	19.22	15.26	2,256,500
February	18.00	15.21	1,639,016
March	18.17	15.88	1,711,713
April	18.34	13.84	1,840,210
May	15.80	12.89	1,539,080
June	17.12	14.84	1,520,795
July	17.40	14.77	1,178,862
August	17.85	15.34	1,078,486
September	19.99	16.43	1,368,633
October	22.27	18.80	1,685,286
November	23.67	20.29	1,853,867
December	21.65	18.12	1,560,395

Shareholders

The Corporation had 14,858 registered shareholders of record as at February 23, 2005. The Articles and by-laws of the Corporation contain no restrictions on the right to hold or vote the Corporation’s Common Shares. There are no government laws, decrees or regulations in Canada which restrict the export or import of capital (including foreign exchange controls), or which affect the remittance of dividends or other payments to non-resident shareholders, subject to applicable withholding taxes discussed below.

Dividends

The Corporation paid cash dividends totaling $0.10 per Common Share in each of 2002, 2003, and 2004. A dividend of $0.05 per share was paid in each of the months of April and September 2004.

A dividend of $0.05 per share was declared on February 23, 2005 payable on April 11, 2005 to shareholders of record as at March 11, 2005.

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

The decision to pay dividends and the amount thereof is at the discretion of the Board of Directors of the Corporation and is governed by applicable law and such factors as earnings, capital requirements and the operating and financial condition of the Corporation.

ITEM 9: DIRECTORS AND EXECUTIVE OFFICERS

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

Name and Municipality of	Became a	Principal occupation (for the past five
Residence	director	years unless otherwise shown)

G. Bernard Coulombe Asbestos, Quebec, Canada (2)(3)	1994	President and CEO of Mine Jeffrey Inc. (producer of chrysotile asbestos fibres). Director and Vice-Chairman, Niocan Inc., Director, Ashton Mining of Canada Inc.

John W. Crow Toronto, Ontario, Canada (1)	1999	President, J & R Crow Inc. (economic and financial consultants). Director, Rockwater Capital Corporation, Timminco Limited, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation, Canadian Tire Bank, Lawrence Enterprise Fund, Arts for Children of Toronto and Lead Director of Student Transportation of America.

Graham Farquharson Toronto, Ontario, Canada (4)	1999	President, Strathcona Mineral Services Limited (mining industry consulting company). Director, Cambior Inc. and Physicians Services Incorporated Foundation. Director and Chairman of Canadian Mineral Industry Education Foundation.

Robert M. Franklin Willowdale, Ontario, Canada (2) (3) (4)	1987	Non-Executive Chairman of the Board of the Corporation; President, Signalta Capital Corporation (investment company). Director, Toromont Industries Ltd., Call Net Enterprises Inc. and Great Lakes Carbon LLP.

David S. Karpin Toorak, Australia (1) (2)	1998	Consultant; Chairman, Melbourne Health since July 2000; Chairman, Magnesium International Limited, and Warrnambool Cheese and Butter Factory Limited; Director, Melbourne Business School Ltd., Racing Victoria Limited, Thoroughvision Limited and the Institute of Public Affairs Limited.

Name and Municipality of	Became a	Principal occupation (for the past five
Residence	director	years unless otherwise shown)

Alan R. McFarland New York, New York, USA (1) (4)	1987	Managing Member, McFarland Dewey & Co. LLC (investment bankers). Director, Masonite International Corporation; Trustee, National Constitution Center, Philadelphia.

Edythe A. Parkinson-Marcoux Gibsons, British Columbia, Canada (3)	1997	Consultant and Strategic Advisor, Ensyn Group Inc. (petroleum and biomass company) since November 2001; Consultant and Strategic Advisor, Southern Pacific Petroleum (petroleum company) from April 2001 to December 2003; Chairman, Ensyn Energy Corp. (petroleum company) from May 2001 to November 2001; President and CEO, Ensyn Energy Corp. from March 1998 to May 2001; prior thereto, President, Gulf Heavy Oil (petroleum company). Director, Ensyn Energy Corporation, SNC Lavalin Inc. and Sustainable Development Technology Canada and is a member of the National Round Table on the Environment and the Economy.

Vernon F. Taylor III Oak Creek, Colorado, USA (2)(3)	1987	Director, Vice Chairman and Co-Founder, Optigas Inc. (a company that gathers and markets natural gas) prior thereto, Partner, The Chart Group L.P. (investment bankers).

Peter W. Tomsett West Vancouver, British Columbia, Canada	2004	President and Chief Executive Officer of the Company since September 2004; Executive Vice-President, Asia Pacific from January 2001 to September 2004; Vice-President of Operations, Asia Pacific from April 2000 to December 2000; prior thereto, General Manager, Investor Relations.

William G. Wilson Dublin, Ireland (1) (4)	1993	Chairman of the Board, Dundee Precious Metals Inc. (gold and precious metals mining company) since June 2002; prior thereto, Business Consultant.

(1) Member of Audit Committee.

(2) Member of Corporate Governance Committee.

(3) Member of Safety and Sustainability Committee.

(4) Member of Human Resources and Compensation Committee.

The Chair of each of the Board Committees is set out below:

•	Audit Committee Chair, J.W. Crow;

•	Corporate Governance Committee Chair, D.S. Karpin;

•	Safety and Sustainability Committee Chair, E.A. Parkinson-Marcoux, and

•	Human Resources and Compensation Committee Chair, G. Farquharson.

Audit Committee

The members of the Audit Committee are J.W. Crow (Chair), D.S. Karpin, A.R. McFarland and W.G. Wilson (Financial Expert). All members of the Audit Committee meet the independence criteria set out in Multilateral Instrument 52-110 – Audit Committees (“52-110”), the New York Stock Exchange corporate governance listing standards, and the Corporation’s Corporate Governance Guidelines. Based on information provided by each director, the Board determined that all members of the Audit Committee are “financially literate” as that term is defined in 52-110, and at least one member is an “audit committee financial expert” as that term is defined by United States securities law.

Mr. W.G. Wilson has been determined by the Board to be an audit committee financial expert and is independent. Mr. Wilson was the Chief Financial Officer of Nova Corporation and Cominco Ltd. Prior to that, he was an audit partner with Clarkson, Gordon & Co. The U.S. Securities and Exchange Commission has indicated that the designation of an individual as an audit committee financial expert does not make that individual an “expert” for any purpose, impose any duties, obligations or liability on that individual that are greater than those imposed on members of the audit committee and board members who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

A member of the Corporation’s Audit Committee, J.W. Crow, also serves as a member on six other public company audit committees. The Board has determined that J.W. Crow’s simultaneous service on more than three public company audit committees does not impair his ability to effectively serve on the Corporation’s Audit Committee. In making this determination, the Board reviewed J.W. Crow’s ability to commit time to Board and Audit Committee matters, his attendance record at Board and Audit Committee meetings, and the nature, complexity, timing and reporting frequency of the other audit committees on which he serves, based on information provided by J.W. Crow. No other members of the Corporation’s Audit Committee serve on more than three public company audit committees.

The education and experience of each member of the Audit Committee that is relevant to the performance of Audit Committee responsibilities is described below:

J.W. Crow: Mr. Crow is a former CEO of the Bank of Canada and has experience serving on several public boards, and their audit committees. He was also the chair of a task force for the International Federation of Accountants on credibility in financial reporting. Mr. Crow holds a Bachelor of Arts (Honours) in politics, philosophy and economics from Oxford University.

D.S. Karpin: Mr. Karpin holds a Bachelor of Commerce (Honours) degree, majoring in accounting, from the University of New South Wales and a Master of Business Administration degree from the University of Rochester in New York. In 1991 he attended the Advanced Management Program at Harvard University. He is a fellow of the Australian Society of Certified Practising Accountants. Mr. Karpin is currently a consultant and director. He retired from a senior executive role with Rio Tinto Ltd. in 1996.

A.R. McFarland: Mr. McFarland is the managing member of McFarland Dewey & Co. LLC (investment bankers). He has over 35 years’ experience as an active investment banker dealing with thousands of companies and has experience preparing his firms’ financial statements for securities regulators. He has also served on the audit committees of various public companies. He holds a Bachelor of Arts degree in history, the arts and letters from Yale College and an LLB from Yale Law School.

W.G. Wilson: Mr. Wilson is a Chartered Accountant. He has been a partner of a national audit firm (Clarkson, Gordon & Co.) and the Chief Financial Officer of Nova Corporation and Cominco Ltd.

Additional biographical information relating to the directors’ experience and education is contained on the Corporation’s website at www.placerdome.com.

A copy of the Corporation’s Audit Committee Charter is attached as Schedule “A” and is available on the Corporation’s website at www.placerdome.com.

External Auditor Service Fees

For the years ended December 31, 2004 and December 31, 2003, Ernst & Young LLP and its affiliates billed the Corporation $2,696,000 and $2,082,000, respectively, as detailed below:

	Year ended December 31, 2004	Year ended December 31, 2003
	($000’s)	($000’s)
Audit fees	1,500	1,244
Audit related fees	1,142	796
Tax fees	48	42
All other fees	6	nil
	2,696	2,082

The nature of each category of fee is described below:

Audit Fees

Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements prepared in accordance with U.S. GAAP and contained in the Form 40-F and Annual Information Form and the annual financial statements prepared in accordance with Canadian GAAP.

Audit Related Fees

Includes assurance and related services provided by the independent auditor that are related to the performance of the audit, principally for financings, acquisitions, quarterly reviews, consultation regarding financial accounting and reporting standards and Sarbanes-Oxley section 404 project planning and scoping and employee benefit plan audits.

Tax Fees

Relates to tax compliance services provided by the independent auditor and the preparation of employee tax returns under the Corporation’s expatriate tax services programs.

All Other Fees

Relates to market salary survey provided by the independent auditor.

Pre-approval Policy

The Audit Committee has a practice of pre-approving audit and non-audit services provided by the independent auditor. The Committee has delegated to its Chair, the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve audit and non-audit services provided by the independent auditor up to a maximum amount of US$250,000. All such pre-approvals shall be reported by the Chair at the meeting of the Audit Committee next following the pre-approval.

Executive Officers of Placer Dome Inc.

The executive officers of the Corporation and their principal occupations for the past five years (which have been with the Corporation, except as noted) are shown in the following table. Officers are elected or appointed by the Board of Directors and serve at the pleasure of the Board.

Name and Municipality of
Residence	Office

Philip A. Davis Vancouver, British Columbia, Canada	Executive Vice-President, Organization Development since December 2004; Managing Director, Argyll Corporation (business consulting company) from 2003 to 2004; Independent Consultant from 2001 to 2003; prior thereto, Chairman and Managing Director, Prospect Management Consulting (mining / strategic consulting / information technology consulting firm).

Keith D. Ferguson North Vancouver, British Columbia, Canada	Vice-President, Safety and Sustainability since March 2002; Vice-President, Sustainability from August 2001 to March 2002; prior thereto, Manager, Environmental Affairs (Canada), Placer Dome (CLA) Limited from January 1994 to August 2001.

Tony S. Giardini Vancouver, British Columbia, Canada	Vice-President and Treasurer of the Corporation since December 2003; Treasurer from November 2002 to December 2003; Director, Treasury operations from May 2000 to October 2002; prior thereto, Manager, Treasury Operations.

Geoffrey A. Handley North Vancouver, British Columbia, Canada	Executive Vice-President, Strategic Development since October 2002; Senior Vice-President, Exploration and Corporate Development from March 2000 to October 2002; prior thereto, General Manager, Exploration and Corporate Development, Placer Pacific Limited.

William M. Hayes Vancouver, British Columbia, Canada	Executive Vice-President, Project Development and Corporate Relations since November 2004; prior thereto, Executive Vice-President, United States and Latin America.

Rex J. McLennan West Vancouver, British Columbia, Canada	Executive Vice-President and Chief Financial Officer.

Bruce B. Nicol Delta, British Columbia, Canada	Vice-President and Controller.

J. Donald Rose Vancouver, British Columbia, Canada	Executive Vice-President, Secretary and General Counsel since November 2001; prior thereto, Vice-President, Secretary and General Counsel of the Corporation.

Peter W. Tomsett West Vancouver, British Columbia, Canada	See “Directors of Placer Dome Inc.”

Name and Municipality of
Residence	Office

Evert van den Brand North Vancouver, British Columbia, Canada	Executive Vice-President, Operations since November 2004; Executive General Manager, Australian Operations from September 2003 to October 2004; prior thereto, Managing Director, Placer Niugini Ltd.

To the knowledge of the Corporation, the number of Common Shares of the Corporation which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Corporation as a group, as at January 31, 2005, was 173,915, representing 0.04% of the outstanding Common Shares.

To the best of the Corporation’s knowledge, having made due inquiry, no director or executive officer of the Corporation is or has been in the last 10 years, a director or executive officer of another issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian Securities legislation for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: Mr. G. Bernard Coulombe was the President and Chief Executive Officer of Mine Jeffrey Inc., a company that made an arrangement with creditors within a year of his ceasing to act as President and Chief Executive Officer of that company. The arrangement with creditors was approved by the Superior Court of the Province of Quebec on December 20, 2004. Mr. Coulombe returned to Mine Jeffrey Inc. as President and Chief Executive Officer on December 21, 2004. Ms. Edythe A. Parkinson-Marcoux was a director of Southern Pacific Petroleum, a company listed on the Australian Stock Exchange, when receivership proceedings were initiated by its major secured creditor on December 2, 2003.

Conflicts of Interest

To the knowledge of the Corporation, no director or officer of the Corporation has an existing or potential conflict of interest with the Corporation or any of its subsidiaries.

ITEM 10: LEGAL PROCEEDINGS

A description of certain legal proceedings to which the Corporation is a party is included in Note 18 to the Consolidated Financial Statements included in this Renewal Annual Information Form.

ITEM 11: TRANSFER AGENTS AND REGISTRARS

The Corporation’s registrar and transfer agent for its Common Shares in Canada is CIBC Mellon Trust Company, P.O. Box 1990, Vancouver, British Columbia, V6C 3KP, with offices in Montreal, Toronto and Calgary and in the United States is The Bank of New York, 101 Barclay Street, 11 East, New York, New York, 10286, and in Australia is ASX Perpetual Registrars, with offices in Sydney and Brisbane, Australia.

ITEM 12: MATERIAL CONTRACTS

On March 6, 2003, the Corporation entered into a Registration Rights Agreement with Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley and Co. Incorporated in connection with the issuance by the Corporation of US$200,000,000 principal amount of 6.375% debentures due in 2033.

Under the Agreement, the purchasers of the debentures were provided with registration rights as set forth in the Agreement.

On March 6, 2003, the Corporation entered into an Indenture (the “Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, the Corporation entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by the Corporation of US$200,000,000 principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original Indenture, set out the terms and conditions pertaining to the US$200,000,000 principal amount 6.375% debentures.

On October 10, 2003, the Corporation entered into a Registration Rights Agreement with Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley and Co. Incorporated in connection with the issuance by the Corporation of US$300,000,000 of principal amount 6.45% debentures due in 2035. Under the Agreement, the purchasers of the debentures were provided with registration rights as set forth in the Agreement.

On October 10, 2003, the Corporation entered into a Registration Rights Agreement with Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley and Co. Incorporated in connection with the issuance by the Corporation of US$230,000,000 principal amount of 2.75% convertible debentures due in 2023. Under the Agreement, the purchasers and the direct and indirect transferees of the convertible debentures were provided with registration rights as set forth in the Agreement.

On October 10, 2003, the Corporation entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by the Corporation of US$300,000,000 principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original Indenture, set out the terms and conditions pertaining to the US$300,000,000 principal amount 6.45% debentures.

On October 10, 2003, the Corporation entered into a Third Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by the Corporation of US$230,000,000 principal amount of 2.75% convertible debentures on October 10, 2003. This Third Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the US$230,000,000 principal amount 2.75% convertible debentures.

On November 9, 2004, the Corporation entered into an underwriting agreement with CIBC World Markets Inc., Scotia Capital Inc., Deutsche Bank Securities Limited, HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd., National Bank Financial Inc. and Salman Partners Inc. in connection with the issuance of 21,275,000 common shares in the capital of the Corporation at US$22 per share on November 23, 2004.

ITEM 13: INTERESTS OF EXPERTS

Names of Experts

The Corporation’s auditor is Ernst & Young LLP, independent chartered accountants, who have audited the Corporation’s consolidated financial statements for each of the years in the three year period ended December 31, 2004, and as at December 31, 2004 and 2003, prepared in accordance with Canadian and U.S. generally accepted accounting principles, as set forth in their reports dated February 23, 2005.

Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. (“SRK Consulting”) conducted a review of the South Deep Mine mineral reserve estimate as at June 30, 2004 and H.G. Waldeck, Partner and Principal Mining Engineer of SRK Consulting, acted as qualified person for the South Deep mineral reserve estimate as at June 30, 2004.

The qualified persons as defined by NI 43-101 who have prepared or supervised the preparation of the Corporation’s mineral reserve and mineral resource estimates as at December 31, 2004 are named in note 12 to the Corporation’s mineral reserve and mineral resource tables on page 22, and the qualified person for the Corporation’s exploration and development projects is named on page 70. All qualified persons are employees of Placer Dome and some are directors and/or officers of the Corporation’s subsidiaries.

Interests of Experts

No person or company named or referred to under this Item beneficially owns, directly or indirectly, 1% or more of any class of the Corporation’s outstanding securities.

ITEM 14: ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional information, including information as to Directors’ and Officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the Management Proxy Circular and Statement of the Corporation in connection with its Annual Meeting of Shareholders scheduled for April 27, 2005. As well, additional financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis filed on SEDAR and contained in the 2004 Annual Report.

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

The Corporation will provide to any person or company, upon request to the Secretary of the Corporation, the following information, provided the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation and, at the time of the request, the securities of the Corporation are not in the course of a distribution under a preliminary short form prospectus or short form prospectus:

(a)	one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(b)	one copy of the comparative financial statements of the Corporation for the year ended December 31, 2004 together with the accompanying report of the auditors and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c)	one copy of the Management Proxy Circular and Statement of the Corporation prepared in connection with the Annual Meeting of Shareholders of the Corporation to be held on April 27, 2005; and

(d)	one copy of any other document incorporated by reference in a preliminary short form prospectus or short form prospectus if securities of the Corporation are in the course of distribution.

Schedule “A” to Renewal Annual Information Form for the year ended December 31, 2004

PLACER DOME INC. (THE “COMPANY”)

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the “Committee”) is a standing committee appointed by the Board. The Committee is established to fulfill applicable public company obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities to the shareholders, potential shareholders, the investment community and others, with respect to financial reporting. Its oversight duties include:

•	oversight of the integrity of the Company’s financial statements and financial reporting process, including the audit process, the Company’s internal accounting controls and procedures, and compliance with related legal and regulatory requirements;

•	assessing the qualifications and independence of the external auditors;

•	monitoring the work of the Company’s financial management, internal auditors and external auditors; and

•	providing on behalf of the Board a confidential avenue of communication with the external auditors, the internal auditors, and financial management.

In addition, if required, the Committee shall prepare, an audit committee report concerning its activities and determinations for inclusion in the Company’s annual management proxy circular, in accordance with applicable rules and regulations.

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert member(s) are members of the Board of the Company, appointed to the Committee to provide broad oversight of the financial reporting, and financial risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. In particular, the member or members identified as audit committee financial experts shall not be accountable for giving professional opinions on financial controls or the internal or external audit of the Company’s financial information.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for (i) maintaining appropriate accounting and financial reporting principles and policies, (ii) maintaining systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and (iii) assuring the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for documenting, evaluating and reporting on internal controls. The internal auditor is responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditors are responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards in order to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

PROCEDURES, POWERS AND DUTIES

In addition to the procedures and powers set out in the resolution of the Board establishing this Committee, the Committee shall have the following procedures, powers and duties:

1.	Composition - None of the members of the Committee shall be an officer or employee of the Company or any of its subsidiaries and each member of the Committee shall be both an “unrelated” director and “independent” director (as such terms are defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Company’s securities are listed for trading). None of the members shall have participated in the preparation of the financial statements of the Company or any current subsidiaries of the Company at any time over the past three years.

All members of the Committee must be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Company’s securities are listed for trading or, if it is not so defined, as such term may be interpreted by the Board in its reasonable business judgement) or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee must also be an audit committee financial expert (as that term is defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Company’s securities are listed for trading).

2.	Service on Multiple Audit Committees – If a Committee member serves on the audit committees of more than three public corporations, including the Company, the Board must determine that such service would not impair the ability of the member to serve effectively on the Committee and disclose such determination in the annual proxy circular.

3.	Separate Executive Meetings - The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these persons or groups believes should be discussed privately. Further, such persons shall have access at any time to the Committee or any of its members to bring forward matters requiring its attention. The Committee shall also meet periodically without management present.

4.	Professional Assistance – The Committee may (i) require the external auditors and internal auditors to perform such supplemental reviews or audits as the Committee may deem desirable and (ii) retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties, all such decisions to be in the sole determination of the Committee and at the Company’s expense.

5.	Reliance - Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the external auditors as to any information technology, internal audit and other non-audit services provided by the external auditors to the Company and its subsidiaries.

6.	Reporting to the Board - The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee.

AUDIT RELATED RESPONSIBILITIES OF THE COMMITTEE

Selection and Oversight of the External Auditors

1.	Selection and Appointment - The external auditors are accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee. The Committee shall so instruct the external auditors. The Committee shall, at least annually, evaluate the performance of the external auditors and make recommendations to the Board on the reappointment or appointment of the external auditors of the Company. The appointment or reappointment of external auditors will be proposed in the Company’s proxy circular for shareholder approval. The Committee shall have authority to terminate at any time the external auditors. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and investigate the qualifications of the proposed auditors before making its recommendation to the Board.

2.	Terms of Engagement - The Committee shall approve in advance the terms of engagement of the external auditors with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of any additional services to be rendered by the external auditors between annual engagements, which policies and procedures shall include obtaining reasonable detail with respect to the services covered. All non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates which are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee. Between meetings, the Committee’s pre-approval may be delegated to the Chair of the Committee who will report any decisions promptly to the Committee, not later than its next meeting. The Committee shall approve all compensation paid to the external auditors with respect to the conduct of the annual audit.

3.	Independence - The Committee shall review the independence of the external auditors and shall make recommendations to the Board on any appropriate actions to be taken which the Committee deems necessary to maintain the independence of the external auditors. In connection with such review, the Committee shall:

(a)	regularly discuss with the external auditors all relationships or services that may impact the objectivity and independence of the external auditors;

(b)	require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand;

(c)	require that (i) both the lead audit partner and the partner responsible for performing a second review respecting the audit be rotated at least every five years and be subject to a five year time out and (ii) all other partners on the audit engagement team who provide more than 10 hours of audit, review or attest services with respect to the Company’s consolidated financial statements or who serve as the lead partner in connection with any audit or review related to financial statements of a subsidiary whose assets or revenues constitute at least 20% of the consolidated assets or revenues of the Company be rotated at least every seven years and be subject to a two year time out;

(d)	consider whether there should be a regular rotation of the external audit firm itself; and

(e)	consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

4.	Prohibit Certain Non-Audit Services - The Committee shall not approve the external auditor and its affiliates providing certain non-audit services to the Company and its affiliates as may be proscribed by any applicable law, rule, regulation, listing requirement or Board policy.

5.	Employment of Certain Persons - The Committee shall establish and monitor clear policies for the hiring by the Company of employees or former employees of the external auditors.

6.	Submission and Review of Reports - The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, as well as any other reports which the Committee may require. Such reports shall include:

(a)	a description of the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting other independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and

(b)	a report describing (i) all critical accounting policies and practices to be used by the Company in the preparation of its annual financial statements, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors and (iii) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

Oversight of Internal Auditors

1.	Review of Reports - The Committee shall obtain from the internal auditors and shall review summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports.

2.	Discussion - The Committee shall, as it deems necessary, discuss with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee or any of its members.

3.	Evaluation - The Committee shall, annually or more frequently as it deems necessary, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness.

Oversight and Monitoring of Audits

1.	Audit Plans - The Committee shall review at least annually with the external auditors, the internal auditors and management the audit function generally. Such review will include, without limitation, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit, general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries. Such review will also include, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets of the audits.

2.	Internal Audit Discussions - The Committee shall meet periodically alone with the internal auditors to discuss the progress of their activities and any significant findings stemming from internal audits. Such discussion shall include any difficulties or disputes that arise with management and the adequacy of management’s responses in correcting audit-related deficiencies.

3.	External Audit Discussions - The Committee shall discuss alone with the external auditors any difficulties or disputes that arise with management or the internal auditors during the course of the audit and the adequacy of management’s responses in correcting audit-related deficiencies, difficulties or disputes.

4.	Management Discussions - The Committee shall discuss alone with management the results of internal and external audits.

5.	No Limitations - The Committee shall take all such other steps as it may deem reasonably necessary to satisfy itself that the audit was conducted in a manner consistent with applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Review of Accounting Principles and Practices

1.	Accounting Principles and Review - The Committee shall, as it deems necessary, review and discuss with management, the external auditors and the internal auditors:

(a)	the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, any changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from an independent auditor with respect to the accounting treatment of a particular item;

(c)	disagreements between management and the external auditors or the internal auditors regarding the application of any accounting principles or practices;

(d)	any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(e)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures;

(f)	any reserving, accruals, provisions, estimates or business programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Company;

(g)	the use of special purpose entities and the business purpose and economic effect of transactions, contracts, arrangements, obligations, guarantees and other relationships of the Company that are “off balance sheet” and their impact on the reported financial results and condition of the Company;

(h)	the manner in which the Company’s financial statements disclose (i) any legal matter, claim or contingency that could have a significant impact on the financial statements, and (ii) the Company’s compliance with and policies concerning any material reports, inquiries or other correspondence received from regulators or governmental agencies;

(i)	the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Company’s operations; and

(j)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.

2.	Resolution of Differences - The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls

The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditors and the internal auditors:

(a)	the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of management, the external auditors and the internal auditors for the improvement of accounting practices and internal controls;

(b)	any material weaknesses in the internal control environment, including computerized information system controls and security; and

(c)	management’s compliance with the Company’s processes, procedures and internal controls.

Communications with Others

The Committee shall establish and monitor procedures for the receipt of and response to (i) complaints received by the Company, or by the Committee regarding accounting, internal accounting controls or audit matters and (ii) the anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee shall also review periodically with management and the internal auditors such procedures for receiving such complaints and any significant complaints received.

Oversight and Monitoring of the Company’s Financial Disclosures

1. Review of Statements - The Committee shall:

(a)	review with the external auditors and management and recommend to the Board for approval the audited financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company, and any earnings press release to be issued in conjunction with the annual results; and

(b)	review with the external auditors and management (and, if required by applicable securities laws or rules, recommend to the Board for approval) each set of interim financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company, and any earnings press release to be issued in conjunction with the interim results.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

2.	Rating Agency Material - Annually or more frequently as required, the Committee shall discuss with management the types of financial and operational information and earnings guidance or projections to be disclosed to credit rating agencies that are subject to confidentiality agreements. The Committee need not discuss in advance with management each instance in which the Company gives earnings guidance or projections to credit rating agencies, unless the substance of a presentation to any credit rating agency constitutes a material shift in Company strategy not previously approved by the Board.

3.	Analyst Material - Annually or more frequently as required, the Committee shall discuss with management the types of financial and operational information, and earnings guidance if any, to be disclosed to analysts or shareholders (in groups or one-on-one) and the processes for ensuring that new material information is at least simultaneously disseminated in the public domain and subsequently included on the Company’s website. The Committee need not discuss in advance with management each instance in which the Company gives any earnings guidance to analysts, unless the substance of a presentation to any analyst constitutes a material shift in Company strategy not previously approved by the Board.

4.	External Auditor Disclosure - The Committee shall review the external disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors.

Additional Responsibilities

1.	Review of Certain Risks - The Committee shall meet periodically with management to review and discuss the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the use of any financial derivatives, such as hedging contracts or transactions.

2.	Review of Disclosure Process - The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

3.	Up-the-Ladder Reporting - The Committee shall receive reports, if any, from corporate legal representatives of evidence of material violation of securities laws or breaches of fiduciary duty.

4.	Other Responsibilities - The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

THE CHARTER

The Committee shall review and reassess this Charter at least annually or otherwise as it deems appropriate and recommend changes to the Board. Each year the Committee shall review its performance with reference to this Charter.

The Committee shall ensure that this Charter is disclosed on the Company’s website and that this Charter, or a summary of it which has been approved by the Committee, is disclosed in accordance with applicable securities laws or regulatory requirements in the annual proxy circular or annual report of the Company.

PLACER DOME INC.
FORM 40-F DECEMBER 31, 2004

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Act of 1934), as at December 31, 2004. Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No changes were made in our internal control over financial reporting during the period covered by this Form 40-F that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

The Corporation is continuing to evolve and enhance its systems of controls and procedures. The Corporation is reviewing its existing internal controls over financial reporting in preparation for the reporting and attestation requirements of section 404 of the Sarbanes - Oxley Act of 2002 becoming effective. In connection with such review, modifications to the Corporation’s disclosure controls and procedures and internal controls over financial reporting may, as appropriate, be made to the Corporation’s controls and procedures in the future.

OFF BALANCE SHEET ARRANGEMENTS

See page 97 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “Forward Sales, Options and Other Commitments (including off balance sheet arrangements)”.

AUDIT COMMITTEE FINANCIAL EXPERT

See page 174 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “Audit Committee”.

CODE OF ETHICS

The Corporation has adopted a Code of Conduct that applies to all directors and employees, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available on the Corporation’s website at www.placerdome.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 176 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “External Auditor Service Fees”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 95 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “Financial Condition and Liquidity”.

DISCLOSURE OF CRITICAL ACCOUNTING ESTIMATES

See page 88 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “Application of Critical Accounting Policies”.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 174 of the Corporation’s Renewal Annual Information Form included in this Form 40-F under the heading “Audit Committee”.

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

Consent to Service of Process

Consent to Service of Process on Form F-X in connection with the Common Shares and Common Share Purchase Rights has been previously filed with the SEC.

EXHIBITS

The following exhibits are filed as part of this report:

1.	Consent of Ernst & Young LLP.

2.	Consents of Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. and H.G. Waldeck.

3.	The Corporation’s consolidated financial statements for the year ended December 31, 2004 and Management Discussion and Analysis of financial conditions and results of operations thereon prepared in accordance with Canadian generally accepted accounting principles.

31.	Certification required by Rule 13a-14(a) / Rule 15d-14(a) – Certification of the Corporation’s Chief Executive Officer and Chief Financial Officer.

32.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PLACER DOME INC.
Registrant

“J. Donald Rose”

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
March 3, 2005